Form 20-F
period 2018-12-31
National Energy Services Reunited Corp.
filed 2019-03-12
CIK 1698514

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-38091

NATIONAL ENERGY SERVICES REUNITED CORP.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

777 Post Oak Blvd., Suite 730

Houston, Texas 77056

(Address of principal executive office)

Melissa Cougle

Chief Financial Officer

777 Post Oak Blvd., Suite 730

Houston, Texas 77056

Phone (832) 925-3777

Fax (346) 240-3150

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary shares, no par value per share	The Nasdaq Capital Market
Warrants to purchase one-half of one ordinary share	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act. None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

As of December 31, 2018, there were 85,562,769 ordinary shares and 35,540,380 warrants outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [  ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [  ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [  ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes [X] No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [  ] Accelerated filer [X] Non-accelerated filer [  ] Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]

International Financial Reporting Standards as issued by the International Accounting Standards Board [  ]

Other [  ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [  ] Item 18 [  ]

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [  ] No [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes [  ] No [  ]

2

3

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (this “Annual Report”) contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Any and all statements contained in this Annual Report that are not statements of historical fact may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this Annual Report may include, without limitation, statements regarding the benefits resulting from our recent business combination transaction, the plans and objectives of management for future operations, projections of income or loss, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, our future financial performance, including any such statement contained in a discussion and analysis of financial condition by management or in the results of operations included pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”), expansion plans and opportunities, and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon our current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which we have no control over. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation:

●	The ability to recognize the anticipated benefits of our recent business combination transaction, which may be affected by, among other things, the price of oil, natural gas, natural gas liquids, competition, our ability to integrate the businesses acquired and the ability of the combined business to grow and manage growth profitably;

●	Costs related to the business combination;

●	Estimates of our future revenue, expenses, capital requirements and our need for financing;

●	The risk of legal complaints and proceedings and government investigations;

●	Our financial performance;

●	Success in retaining or recruiting, or changes required in, our officers, key employees or directors;

●	Current and future government regulations;

●	Developments relating to our competitors;

●	Changes in applicable laws or regulations;

●	The possibility that we may be adversely affected by other economic and market conditions, political disturbances, war, terrorist acts, international currency fluctuations, business and/or competitive factors; and

●	Other risks and uncertainties set forth in Part I, Item 3D, “Risk Factors” included in this Annual Report.

Readers are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. We disclaim any obligation to update the forward-looking statements contained in this Annual Report to reflect any new information or future events or circumstances or otherwise, except as required by law. Readers should read this Annual Report in conjunction with the discussion under Part I, Item 3D, “Risk Factors” included in this Annual Report, our consolidated financial statements and the related notes thereto included in this Annual Report, and other documents which we may furnish from time to time with the SEC.

BASIS OF THIS ANNUAL REPORT ON FORM 20-F

On June 6, 2018, National Energy Services Reunited Corp. (“NESR,” the “Company,” “we,” “our,” “us” or similar terms) acquired all of the issued and outstanding equity interests of NPS Holdings Limited (“NPS”) and Gulf Energy S.A.O.C. (“GES” and, together with NPS, the “Subsidiaries”) (collectively, the “Business Combination”). As a result of the Business Combination, NESR is the accounting acquirer for accounting purposes, NPS and GES are acquirees and NPS is the accounting predecessor. The Business Combination was accounted for using the acquisition method of accounting, and the Successor (as defined below) financial statements reflect a new basis of accounting that is based on fair value of net assets acquired. See Note 4, Business combination, to the consolidated financial statements included in Item 18, “Financial Statements” of this Annual Report for further discussion of the Business Combination.

The historical financial information contained in this Annual Report includes periods that ended prior to the Business Combination. In this Annual Report, unless we have indicated otherwise, or the context otherwise requires, references to the “Company” for time periods prior to June 6, 2018 refer to NPS, which is the “Predecessor” for accounting purposes, and for the time period from and after June 7, 2018 refer to NESR and its consolidated subsidiaries, which is the “Successor” for accounting purposes. The financial statements of our Predecessor may not be indicative of the financial results that will be reported by us for periods subsequent to the Business Combination.

FINANCIAL INFORMATION AND CURRENCY OF FINANCIAL STATEMENTS

The financial statements included in Item 18, “Financial Statements” of this Annual Report have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Unless otherwise indicated, all references in this Annual Report to “dollars” or “$” are to U.S. dollars, which is the reporting currency of the consolidated financial statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with Item 5, “Operating and Financial Review and Prospects” and our historical consolidated financial statements and related notes thereto included elsewhere in this Annual Report. The financial information included in this Annual Report may not be indicative of our future financial position, results of operations or cash flows.

Set forth below are (i) selected historical consolidated financial data as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016, which have been derived from our audited consolidated financial statements included in Item 18, “Financial Statements” of this Annual Report, and (ii) selected historical consolidated financial data as of December 31, 2016 and 2015 and for the year ended December 31, 2015, which have been derived from audited consolidated financial statements not included in this Annual Report.

SELECTED FINANCIAL DATA

	(in thousands, except per share information)
	Successor (NESR)	Predecessor (NPS)
	Period from June 7 to December 31, 2018	Period from January 1 to June 6, 2018	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015

Statement of Operations Data:

Revenues	$348,590	$137,027	$271,324	$224,115	$203,715
Cost of services	(249,159)	(104,242)	(200,149)	(157,382)	(138,890)
Gross profit	99,431	32,785	71,175	66,733	64,825
Selling, general and administrative expense	(36,705)	(19,969)	(30,336)	(25,954)	(28,911)
Amortization	(9,373)	(10)	(607)	(22,663)	(23,583)
Operating income	53,353	12,806	40,232	18,116	12,331
Interest expense, net	(14,383)	(4,090)	(6,720)	(5,677)	(4,319)
Other income (expense), net	5,441	362	(573)	(1,441)	(1,029)
Income before income tax	44,411	9,078	32,939	10,998	6,983
Income tax expense	(9,431)	(2,342)	(4,586)	(2,648)	(1,870)
Net income	34,980	6,736	28,353	8,350	5,113
Net income (loss) attributable to non-controlling interests	(163)	(881)	(2,273)	(193)	(74)
Net income attributable to shareholders	$35,143	$7,617	$30,626	$8,543	$5,187

Weighted average shares outstanding:
Basic	85,569,020	348,524,566	342,250,000	340,932,192	333,000,000
Diluted	86,862,983	370,000,000	370,000,000	368,682,192	370,000,000

Net earnings per share:
Basic	$0.41	$0.02	$0.09	$0.02	$0.02
Diluted	$0.40	$0.02	$0.08	$0.02	$0.01

	Successor (NESR)	Predecessor (NPS)
			December 31,
	December 31, 2018	June 6, 2018	2017	2016	2015
Balance sheet data:
Cash and cash equivalents	$24,892	$31,656	$24,502	$25,534	$24,894
Property, plant and equipment, net	328,727	257,955	264,269	259,969	235,662
Total assets	1,343,309	633,872	619,572	602,910	602,298
Loans and borrowings	225,172	147,199	147,024	149,071	148,792
Total equity	830,991	347,173	389,429	382,081	374,684

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

An investment in our ordinary shares involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information contained in this Annual Report, before making an investment in our ordinary shares. Any of the risk factors described below could significantly and negatively affect our financial position, results of operations or cash flows. In addition, these risks represent important factors that can cause our actual results to differ materially from those anticipated in our forward-looking statements.

Risks Relating to Our Business and Operations

Trends in oil and natural gas prices affect the level of exploration, development, and production activity of our customers and the demand for our services and products, which could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition.

Demand for our services and products is sensitive to the level of exploration, development, and production activity of, and the corresponding capital spending by, oil and natural gas companies. The level of exploration, development, and production activity is directly affected by trends in oil and natural gas prices, which historically have been volatile and are likely to continue to be volatile. Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty, and a variety of other economic factors that are beyond our control. Although crude oil prices increased during 2017 and through the third quarter of 2018 and remained relatively less volatile than the preceding 18 months, the prolonged reduction in oil and natural gas prices, depressed levels of exploration, development, and production activity over the past several years and incremental further reductions could have a material adverse effect on our business, consolidated results of operations and consolidated financial condition. Even the perception of longer-term lower oil and natural gas prices by oil and natural gas companies can result in the reduction or deferral of major expenditures given the long-term nature of many large-scale development projects.

Factors affecting the prices of oil and natural gas include:

●	the global and regional level of supply and demand for oil and natural gas including liquefied natural gas imports and exports;

●	governmental regulations, including the policies of governments regarding the exploration for and production and development of their oil and natural gas reserves, including environmental regulations;

●	weather conditions and natural disasters;

●	worldwide political, military, and economic conditions;

●	the ability or willingness of the Organization of the Petroleum Exporting Countries (“OPEC”) to set and maintain oil production levels and quotas and member country compliance with quotas;

●	the level of oil and gas production by non-OPEC countries;

●	oil refining capacity and shifts in end-customer preferences toward fuel efficiency and the use of natural gas;

●	the cost of producing and delivering oil and natural gas;

●	technological advances affecting energy consumption; and

●	potential acceleration of the development of alternative fuels.

Impairment in the carrying value of goodwill could result in the incurrence of impairment charges.

As of December 31, 2018, we had goodwill of $570.5 million. We review the carrying value of our goodwill for impairment annually or more frequently if certain indicators are present. In the event we determine that the value of goodwill has become impaired, an accounting charge for the amount of the impairment during the period in which the determination is made may be recognized. While we have not recorded any impairment charge for goodwill for the periods presented in this Annual Report, future changes in our business and operations or external market conditions, among other factors, could require us to record an impairment charge for goodwill, which could lead to decreased assets and reduced net income. If a significant write down were required, the charge could have a material adverse effect on our financial condition and results of operations.

We operate in multiple countries across the Middle East, North Africa, and Asia. Therefore, our operations will be subject to political and economic instability and risk of government actions that could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition.

We will be exposed to risks inherent in doing business in each of the countries in which we operate. Our operations will be subject to various risks unique to each country that could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition. With respect to any particular country, these risks may include but are not limited to:

●	civil unrest, acts of terrorism, force majeure, war, other armed conflict, and sanctions;

●	recent efforts toward modernization in the region could have unanticipated consequences to cause unrest or political change that could cause loss of contracts;

●	inflation;

●	currency fluctuations, devaluations, and conversion restrictions;

●	government actions that may result in expropriation and nationalization of assets in that country;

●	confiscatory taxation or other adverse tax policies;

●	actions that limit or disrupt markets or our operations, restrict payments, limit the movement of funds or result in the deprivation of contract rights;

●	actions that result in the inability to obtain or retain licenses required for operation; and

●	retaliatory actions that may be taken by one country against other countries in the region.

For example, due to the unsettled political conditions in many oil-producing countries, our operations, revenue, and profits will be subject to the adverse consequences of war, the effects of terrorism, civil unrest, strikes, currency controls, and governmental actions. These and other risks described above could result in the loss of our personnel or assets, cause us to evacuate our personnel from certain countries, cause us to increase spending on security worldwide, cause us to cease operating in certain countries, disrupt financial and commercial markets, including the supply of and pricing for oil and natural gas, disrupt the supply of equipment required to operate in a country, result in labor shortages and generate greater political and economic instability in some of the geographic areas in which they operate. Any possible reprisals as a consequence of military or other action, such as acts of terrorism in the United States or elsewhere, could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition.

Physical dangers are inherent in our operations and may expose us to significant potential losses. Personnel and property may be harmed during the process of drilling for oil and natural gas.

Drilling for and producing hydrocarbons, and the associated products and services that we provide, include inherent dangers that may lead to property damage or damage to geological formations, suspension of our impact upon operations, personal injury or loss of life, or the discharge of hazardous materials into the environment. Many of these events are outside our control. Typically, we provide products and services at a well site where our personnel and equipment are located together with personnel and equipment of our customer and third parties, such as other service providers. At many sites, we depend on other companies and personnel to conduct drilling operations in accordance with appropriate safety standards. From time to time, personnel are injured or equipment or property is damaged or destroyed as a result of accidents, failed equipment, faulty products or services, failure of safety measures, uncontained formation pressures or other dangers inherent in drilling for oil and natural gas. Any of these events can be the result of human error. With increasing frequency, our products and services are deployed on more challenging prospects both onshore and offshore, where the occurrence of the types of events mentioned above can have an even more catastrophic impact on people, equipment and the environment. These risks could expose us to substantial liability for personal injury, wrongful death, property damage, loss of oil and natural gas production, pollution and other environmental damages and could expose us to a variety of claims, losses and remedial obligations.

We may not be fully indemnified against financial losses in all circumstances where damage to or loss of property, personal injury, death or environmental harm occur.

As is customary in our industry, our contracts typically require that our customers indemnify us for claims arising from the injury or death of their employees (and those of their other contractors), the loss or damage of their equipment (and that of their other contractors), damage to the well or reservoir and pollution originating from the customer’s equipment or from the reservoir (including uncontained oil flow from a reservoir) and claims arising from catastrophic events, such as a well blowout, fire, explosion and from pollution below the surface. Conversely, we typically indemnify our customers for claims arising from the injury or death of our employees, the loss or damage of our equipment (other than equipment lost in the hole) or pollution originating from our equipment above the surface of the earth or water.

Our indemnification arrangements may not protect us in every case. For example, from time to time we may enter into contracts with less favorable indemnities or perform work without a contract that protects us. Our indemnity arrangements may also be held to be overly broad in some courts and/or contrary to public policy in some jurisdictions, and to that extent unenforceable. Additionally, some jurisdictions which permit indemnification nonetheless limit its scope by statute. We may be subject to claims brought by third parties or government agencies with respect to which we are not indemnified. Furthermore, the parties from which we seek indemnity may not be solvent, may become bankrupt, may lack resources or insurance to honor their indemnities or may not otherwise be able to satisfy their indemnity obligations to us. The lack of enforceable indemnification could expose us to significant potential losses.

Further, our assets generally are not insured against loss from political violence such as war, terrorism or civil commotion. If any of our assets are damaged or destroyed as a result of an uninsured cause, we could recognize a loss of those assets.

We operate in multiple countries and earn revenue in different currencies and as such may be exposed to risks arising from fluctuating exchange rates and currency control restrictions, which may limit our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries or to repatriate assets from some countries.

A portion of our consolidated revenue and consolidated operating expenses is in foreign currencies. As a result, we will be subject to significant risks, including:

●	foreign currency exchange risks resulting from changes in foreign currency exchange rates and the implementation of exchange controls; and

●	potential limitations that might be imposed on their ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries.

Changes in or new interpretations of tax laws and currency/repatriation controls could impact the determination of our income tax liabilities for a tax year.

We have operations in 14 countries. Consequently, we are subject to the jurisdiction of a significant number of taxing authorities. The income earned in these various jurisdictions is taxed on differing bases, including net income actually earned, net income deemed earned, and revenue-based tax withholding. The final determination of our income tax liabilities involves the interpretation of local tax laws, tax treaties, and related authorities in each jurisdiction, as well as the significant use of estimates and assumptions regarding the scope of future operations and results achieved and the timing and nature of income earned and expenditures incurred. Changes in the operating environment, including changes in or new interpretations of tax law and currency/repatriation controls, could impact the determination of our income tax liabilities for the year. Moreover, some local tax benefits that may be available to companies formed in the Gulf Cooperation Council (“GCC”) countries, which may have been available to our subsidiaries, may not be afforded to them as a result of the Business Combination.

In June 2016, the GCC countries agreed to impose a value added tax (“VAT”) across member states. In February 2017, Saudi Arabia ratified the GCC VAT framework and committed to introduce VAT effective January 1, 2018. VAT will be introduced at a standard rate of 5% across the GCC. However, some of the goods and services may be exempted from the charge of VAT or taxed at a rate of zero percent. Detailed bookkeeping requirements have also yet to be made available, but the FAQs confirm the anticipated need for businesses to factor into their processes the timeliness and completeness of their financial and business records. This includes collecting invoices and accounting for the goods or services bought and sold, as well as the VAT paid and charged going forward.

A material weakness in our internal control over financial reporting has been identified. If the material weakness persists or if we fail to develop or maintain an effective system of internal control, we may not be able to report our financial results accurately or prevent fraud, which could have a material adverse effect on our business, ordinary shares, results of operations and/or financial condition.

Effective internal control is necessary for us to provide reliable and accurate financial statements and to effectively prevent fraud. As described in Item 15, “Controls and Procedures,” we have concluded that our disclosure controls and procedures were not effective as of December 31, 2018 due to a material weakness in our internal control over financial reporting associated with accounting for income taxes and the preparation of cash flows in accordance with U.S. GAAP. We are evaluating measures designed to remediate the material weakness. However, we cannot be certain that these measures will be successful or that we will be able to prevent future material weaknesses or significant deficiencies.

Lack of consolidation in a taxpaying jurisdiction prevents offsetting some losses against taxable profits.

NESR is a British Virgin Islands corporation. NESR is not taxed by the British Virgin Islands on income generated outside of the British Virgin Islands. Therefore, for tax purposes, annual losses in one of our subsidiaries cannot be offset against profits in another subsidiary to reduce consolidated tax liabilities. Moreover, annual losses by entities controlled by our subsidiaries may not be offset against taxable profits in another jurisdiction.

The owners of NESR ordinary shares are subject to tax risks due to the possibility of changes in tax rules and regulations in foreign countries.

The British Virgin Islands does not impose income taxes on British Virgin Islands companies for dividends received or subsidiary operating profits generated outside of the British Virgin Islands. The law could change to impose such taxes. In addition, our subsidiaries operate in many countries that have different tax rates and systems which may change including jurisdictions that do not impose tax on corporations. U.S. shareholders must report on their tax returns all investments in foreign stocks, including ordinary shares.

Our business is dependent on capital spending by our customers, and reductions in capital spending could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition.

Our business is directly affected by changes in capital expenditures by our customers and reductions in our customers’ capital spending could reduce demand for our services and products and have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition. Most of our contracts can be cancelled or renegotiated by our customers at any time. Some of the items that may impact our customer’s capital spending include:

●	oil and natural gas prices, including volatility of oil and natural gas prices and expectations regarding future prices;

●	changes in government incentives and tax regimes;

●	the inability of our customers to access capital on economically favorable terms;

●	the consolidation of our customers;

●	customer personnel changes; and

●	adverse developments in the business or operations of our customers, including write-downs of reserves and borrowing base reductions under customer credit facilities.

As a result of the decreases in commodity prices, many of our customers reduced capital spending in 2017 and 2018 and may continue to reduce their capital spending budgets in 2019. The short-term tenor of most of our contracts and the extreme financial stress experienced by our customers have combined to generate demands by many of our customers for reductions in the prices of our products and services. With respect to national oil company customers, we are also subject to risk of policy, regime, currency and budgetary changes, all of which may affect our customers’ capital expenditures. Commodity prices are expected to remain range bound, with limited prospects for rising prices and continued risk of further reductions, which may result in further capital budget reductions in the future.

Our assets require capital for maintenance, upgrades and refurbishment and we may require significant capital expenditures for new equipment.

Our revenue is generated principally from providing services and related equipment as well as renting tools and equipment. Our tools and equipment require capital investment in maintenance, upgrades and refurbishment to maintain our competitiveness. To the extent we are unable to fund such projects, we may have less equipment available for service or our equipment may not be attractive to potential or current customers. Additionally, increased demand, competition or advances in technology within our industry may require us to update or replace existing equipment. Such demands on our capital or reductions in demand for our equipment and the increase in cost to maintain labor necessary for such maintenance and improvement, in each case, could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations.

If our Subsidiaries are unable to comply with the restrictions and covenants in their debt agreements, they could default under the terms of such agreements, which could result in an acceleration of repayment.

If our Subsidiaries are unable to comply with the restrictions and covenants in their debt agreements, they could default under the terms of these agreements. Our Subsidiaries’ ability to comply with these restrictions and covenants, including meeting financial ratios and tests, may be affected by events beyond their control. As a result, we cannot assure that our Subsidiaries will be able to comply with these restrictions and covenants or meet such financial ratios and tests.

If our Subsidiaries are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium (if any), and interest on their indebtedness, or if they otherwise fail to comply with the various covenants, including financial and operating covenants in the instruments governing their indebtedness they could default under the terms of the agreements governing such indebtedness. In the event of such a default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our Subsidiaries’ debt agreements could terminate their commitments to lend, cease making further loans, seize collateral and institute foreclosure proceedings against their assets, and our Subsidiaries could be forced into bankruptcy or liquidation. If any of these events occur, the assets of our Subsidiaries might not be sufficient to repay in full all of their outstanding indebtedness and we may be unable to find alternative financing. Even if we could obtain alternative financing, it might not be on terms that are favorable or acceptable to us or our Subsidiaries. Additionally, we may not be able to amend their debt agreements or obtain needed waivers on satisfactory terms.

To service our indebtedness, we may require a significant amount of cash, and our ability to generate cash will depend on many factors beyond our control.

Our ability to make payments on and to refinance our Subsidiaries’ indebtedness and to fund planned capital expenditures depends in part on our ability to generate cash in the future. Our growth and capital expenditure plan require substantial capital, and any inability to obtain such capital could lead to a decline in our ability to sustain our current business, access new service markets or grow our business. Our Subsidiaries’ debt is required to be repaid through an installment structure that may unduly strain our ability to meet our growth objectives. Our ability to service such indebtedness is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot provide assurance that we will generate sufficient cash flow from operations, that we will realize operating improvements on schedule, or that future borrowings will be available to us in an amount sufficient to enable us to service and repay our Subsidiaries’ indebtedness or to fund their other liquidity needs. If we are unable to satisfy our Subsidiaries’ debt obligations, we may have to undertake alternative financing plans, such as:

●	refinancing or restructuring their debt;

●	selling assets;

●	reducing or delaying capital investments; or

●	seeking to raise additional capital.

For a period after the consummation of the Business Combination, collection of receivables from work performed may not be sufficient to fund working capital needs. We have arranged financing in anticipation of our projected cash requirements, but events beyond our control could cause cash collection to be less than projected and cause us not to meet our Subsidiaries’ debt obligations.

We cannot provide assurance that any additional refinancing or debt restructuring would be possible, that any assets could be sold or that, if sold, the timing of the sales and the amount of proceeds realized from those sales would be favorable to us or that additional financing could be obtained on acceptable terms. Our inability to generate sufficient cash flows to satisfy the debt obligations, or to obtain alternative financing, could materially and adversely affect our business, financial condition, results of operations and prospects.

Material weaknesses have been previously identified in our Subsidiaries’ internal control over financial reporting.

In connection with the preparation of our Subsidiaries’ consolidated financial statements as of and for the years ended December 31, 2015, 2016 and 2017, management of NPS and GES separately identified material weaknesses in internal controls over their financial reporting. Specifically, both had deficiencies in the financial statement close process with a cited lack of U.S. GAAP reporting expertise.

Neither of our Subsidiaries were required to perform an evaluation of internal control over financial reporting as of and for the years ended December 31, 2016, 2017, and 2018 in accordance with the provisions of the Sarbanes-Oxley Act and emerging growth company exceptions applicable to NESR. Had such an evaluation been performed, additional control deficiencies may have been identified by NPS and GES management, and those control deficiencies could have also represented one or more material weaknesses.

We took several measures to remediate the underlying causes of the material weaknesses during 2018. If we are unsuccessful in remediating any such material weaknesses, we could be unable to report financial results accurately. Any failure to timely provide required financial information could materially and adversely impact us, including the loss of investor confidence or delisting and cause the market price of our ordinary shares to decline.

Additionally, prior to the Business Combination, our Subsidiaries did not maintain accounting policies and practices commensurate with that of public companies in the United States and did not have a complement of personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal controls over financial report required of public companies in the United States in accordance with U.S. GAAP. Any failure to implement required policies, practices and improved controls over our financial processes and reporting, or difficulties encountered in the implementation of such policies, practices or improved controls, could harm our operating results or cause us to fail to meet our reporting obligations in a timely manner.

Our borrowings under our various loan agreements and other financing arrangements expose us to interest rate risk and such arrangements also include restrictive covenants that may impact their ability to make distributions to us.

Our earnings are exposed to interest rate risk associated with approximately $300 million in borrowings under our various loan agreements and other financing arrangements as of December 31, 2018. Each of these arrangements requires the payment of floating interest rates based upon short-term interest rate indices. If interest rates increase, so will our interest costs, which may have a material adverse effect on our financial condition and results of operations. Furthermore, the terms of these financing arrangements, including the restrictive covenants therein, may restrict our ability to make distributions to us, which could materially adversely affect our liquidity and financial condition.

The geographic concentration of our customers exposes us to the risks of the regional economy and other regional adverse conditions. The credit risks of our concentrated customer base in the energy industry could result in losses. In addition, we depend on a small number of customers for a significant portion of our revenues. Therefore, the loss of these customers could result in a decline in our revenues and adversely affect our financial condition, results of operations or cash flows.

Our primary customers are in the Middle East and North Africa and all are in the energy industry. Among our customers are national oil companies (“NOCs”). Given the importance of national oil companies, which dominate the petroleum industry in our countries of operation, our business is more susceptible to regional economic, budgetary and political conditions than other, more geographically diversified competitors. Any changes in market conditions, unforeseen circumstances, or other events affecting the area in which our assets are located could have a material adverse effect on our business, operating result, and financial condition.

As of December 31, 2018, we had 18 contracts with two major customers in the region which generated approximately 59% of our revenue. Furthermore, during the years ended December 31, 2018, 2017 and 2016, a substantial portion of both legacy organization revenues came from those two major customers. Given the terms of our customer contracts, there remains a risk of termination of one or more of such contracts and/or a lack of engagement in the same manner, or to the same level, as has been the case historically. The loss of all or even a portion of the business from a major customer, the failure to extend or replace the contracts with the major customer, or the extension or replacement of such contracts on less favorable terms, as a result of competition or otherwise, could adversely affect our financial condition, results of operations or cash flows.

We have more than 24 contracts with five major customers in the region which generate more than 75% of our revenue. The loss of all or even a portion of the business from these key customers, the failure to extend or replace the contracts with these key customers, or the extension or replacement of such contracts on less favorable terms, as a result of competition or otherwise, could adversely affect our financial condition, results of operations, or cash flow.

We are exposed to the credit risk of our customers and counterparties, and a general increase in the delay or nonpayment and nonperformance by our customers could have an adverse effect on our financial condition, results of operations, or cash flows.

We are subject to risks of loss resulting from non-payment or non-performance by our customers and other counterparties. Customers may also delay payments by imposing complex administrative processes, by disputing or rejecting invoices, or through other means. Any increase in the non-payment and non-performance by our customers could adversely affect our financial condition, results of operations, or cash flows. Additionally, equity values for many of our customers continue to be low. The combination of a reduction of cash flow resulting from lower commodity prices, a reduction in borrowing bases under reserve-based credit facilities, and the lack of availability of debt or equity financing may result in a significant reduction in the liquidity of our customers and their ability to make payment or perform on their obligations to us. Furthermore, some of our customers may be leveraged and subject to their own operating and regulatory risks, which increases the risk that they may default on their obligations to us.

Actions of and disputes with any of our joint venture partners could have a material adverse effect on our business and results of operations of our joint ventures and, in turn, our business and consolidated results of operations.

We may conduct some operations through joint ventures, where control may be shared with unaffiliated third parties. As with any joint venture arrangement, differences in views among the joint venture participants may result in delayed decisions or in failures to agree on major issues. We also cannot control the actions of our joint venture partners, including any non-performance, default, or bankruptcy of our joint venture partners. These factors could have a material adverse effect on the business and results of operations of our joint ventures and, in turn, our business and consolidated results of operations.

If we are unable to keep pace with technology developments in the industry, this could adversely affect our ability to maintain or grow market share.

The oilfield service industry is subject to the introduction of new drilling and completion techniques and services using new technologies, some of which may be subject to patent or other intellectual property protections. We intend to introduce and integrate new technologies and procedures used by North American and European based oilfield service companies; however, we cannot be certain that we will be able to develop and implement new technologies or services on a timely basis or at an acceptable cost. The oilfield service industry is highly competitive and dominated by a few large players that have resources to invest in new technologies. Our ability to continually provide competitive technology and services can impact our ability to maintain or increase prices for our services, maintain market share, and negotiate acceptable contract terms with our customers. If we are unable to continue to acquire or develop competitive technology or deliver it to our clients in a timely and cost-competitive manner in the various markets we serve, it could adversely affect our financial condition, results of operations, and cash flows.

Limitations on our ability to protect our intellectual property rights, including our trade secrets, could cause a loss in revenue and any competitive advantage.

Some of our products or services, and the processes they use to produce or provide products and services, constitute trade secrets and confidential know how. We may lose employees who have important trade secrets and who may not be prohibited in the relevant countries from using such trade secrets to compete. Our business may be adversely affected if any acquired patents are unenforceable, the claims allowed under their patents are not sufficient to protect our technology, our patent applications are denied, or our trade secrets are not adequately protected. In addition, our competitors may be able to independently develop technology that is similar to the technology used by us without infringing on our patents or gaining access to our trade secrets, which could adversely affect our financial condition, results of operations, and cash flows.

We may be subject to litigation if another party claims that we have infringed upon such third party’s intellectual property rights.

The tools, techniques, methodologies, programs and components that we use to provide our services may infringe upon the intellectual property rights of others. Infringement claims generally result in significant legal and other costs and may distract our management from running our core business. Royalty payments under licenses from third parties, if available, and developing non-infringing technologies would increase our costs. If a license were required and not available, we might not be able to continue providing a particular service or product, which could adversely affect our financial condition, results of operations, and cash flows.

Environmental compliance costs and liabilities could reduce our earnings and cash available for operations.

We are subject to increasingly stringent laws and regulations relating to the importation and use of hazardous materials, radioactive materials, chemicals and explosives, and to environmental protection and health and safety, including laws and regulations governing air emissions, hydraulic fracturing, water and other discharges and waste management. We expect to incur capital and operating costs to comply with environmental laws and regulations. The technical requirements of these laws and regulations are becoming increasingly complex, stringent and expensive to implement. These laws may provide for “strict liability” for remediation costs, damages to natural resources or threats to public health and safety. Strict liability can render a party liable for damages without regard to negligence or fault on the part of the party. Some environmental laws provide for joint and several strict liabilities for remediation of spills and releases of hazardous substances.

Our operations use and generate hazardous substances and wastes. Accordingly, we could become subject to material liabilities relating to the investigation and cleanup of potentially contaminated properties, and to claims alleging personal injury or property damage as the result of exposures to, or releases of, hazardous substances. In addition, stricter enforcement of existing laws and regulations, new laws and regulations, the discovery of previously unknown contamination or the imposition of new or increased requirements could require us to incur costs, become the basis for new or increased liabilities, become subject to certain government-imposed penalties or have certain licenses revoked that could reduce our earnings and their cash available for operations or otherwise result in interruptions or delays in our operations that could have an adverse effect on our financial position.

We could be subject to substantial liability claims, which could adversely affect our financial condition, results of operations, and cash flows.

The technical complexities of our operations expose us to a wide range of significant health, safety and environmental risks. Our products and service offerings involve production-related activities, radioactive materials, chemicals, explosives, and other equipment and services that are deployed in challenging exploration, development, and production environments. An accident involving these services or equipment, or a failure of a product, could cause personal injury, loss of life, damage to or destruction of property, equipment or the environment, or suspension of operations. Our insurance may not protect us against liability for certain kinds of events, including events involving pollution, or against losses resulting from business interruption. Moreover, we may not be able to maintain insurance for certain risks or at levels of risk coverage or policy limits that we deem adequate. Any damages caused by our services or products that are not covered by insurance or are in excess of policy limits or subject to substantial deductibles, could adversely affect our financial condition, results of operations, and cash flows.

Demand for our products and services could be reduced by existing and future legislation or regulations.

Environmental advocacy groups and regulatory agencies in the United States and other countries have been focusing considerable attention on the emissions of carbon dioxide, methane and other greenhouse gasses and their potential role in climate change. Existing or future legislation and regulations related to greenhouse gas emissions and climate change, as well as government initiatives to conserve energy or promote the use of alternative energy sources, may significantly curtail demand and production of fossil fuels such as oil and natural gas in areas of the world where our customers operate and thus adversely affect future demand for our services. Additionally, some scientists have concluded that increasing concentrations of greenhouse gasses in the earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events. If any such effects were to occur, they could have an adverse effect on our financial condition and results of operations.

Some international, national and local governments and agencies have also adopted laws and regulations or are evaluating proposed legislation and regulations that are focused on the extraction of shale gas or oil using hydraulic fracturing. Hydraulic fracturing is a stimulation treatment routinely performed on oil and gas wells in low-permeability reservoirs. Specially engineered fluids with proppants are pumped at high pressure and rate into the reservoir interval to be treated, causing cracks in the target formation. Future hydraulic fracturing-related legislation or regulations could limit or ban hydraulic fracturing, or lead to operational delays and increased costs, and therefore reduce demand for our pressure pumping services. If such additional international, national, or local legislation or regulations are enacted, it could adversely affect our financial condition, results of operations, and cash flows.

Some of our customers may require bids for contracts in the form of long-term, fixed pricing contracts that may require us to assume additional risks associated with cost over-runs, operating cost inflation, labor availability and productivity, supplier and contractor pricing and performance, and potential claims for liquidated damages.

Some of our customers, primarily NOCs, may require bids for contracts in the form of long-term, fixed pricing contracts that may require us to provide integrated project management services outside our normal discrete businesses to act as project managers as well as service providers, and may require us to assume additional risks associated with cost over-runs. These customers may provide us with inaccurate information in relation to their reserves, which is a subjective process that involves location and volume estimation that may result in cost over-runs, delays, and project losses. In addition, NOCs often operate in countries with unsettled political conditions, war, civil unrest, or other types of community issues that may also result in cost over-runs, delays, and project losses.

Providing services on an integrated basis or long-term may also require us to assume additional risks associated with operating cost inflation, labor availability and productivity, supplier pricing and performance, and potential claims for liquidated damages. We might rely on third-party subcontractors and equipment providers to assist them with the completion of these types of contracts. To the extent that we cannot engage subcontractors or acquire equipment or materials in a timely manner and on reasonable terms or on terms consistent with the customer contract, our ability to complete a project in accordance with stated deadlines or at a profit may be impaired. If the amount we are required to pay for these goods and services exceeds the amount we have estimated in bidding for fixed-price work, we could experience losses in the performance of these contracts. These delays and additional costs may be substantial, and we may be required to compensate our customers for these delays. This may reduce the profit to be realized or result in a loss on a project and adversely affect our financial condition, results of operations, and cash flows.

The loss or unavailability of any of our executive officers or other key employees could have a material adverse effect on our business.

We depend on the efforts of our executive officers and other key employees to manage our operations. The loss or unavailability of any of our executive officers or other key employees could have a material adverse effect on our business. Although we expect all of our key personnel to remain with us, it is possible that we will lose some key personnel, the loss of which could negatively impact our business operations and profitability. In addition, the delivery of our services and products requires personnel with specialized skills and experience. Our ability to be productive and profitable will depend upon our ability to employ and retain such skilled workers.

Our growth potential and ability to operate could be materially and adversely affected if we cannot employ and retain technical personnel at a competitive cost.

Many of the products and services we provide and sell are complex and highly engineered and often must perform in harsh conditions. Our success depends upon our ability to employ and retain technical personnel with the ability to design, utilize, and enhance these services and products. A significant increase in the wages paid by competing employers could result in increased competition for the skilled labor force we require, increases in the wage rates that we must pay, or both. If either of these events were to occur, our cost structures could increase, our margins could decrease, and our growth potential, if any, could be impaired.

Our failure to comply with complex U.S. and foreign laws and regulations could have a material adverse effect on our operations.

We are subject to complex U.S. and foreign laws and regulations, such as the U.S. Foreign Corrupt Practices Act and various other anti-bribery and anti-corruption laws. At this time, the U.K. Bribery Act has not been adopted to apply to British Virgin Islands companies, but does apply to any employees of us or our Subsidiaries that are U.K. citizens and any future subsidiaries formed in the U.K. We may also be subject to trade control regulations and trade sanctions laws that restrict the movement of certain goods to, and certain operations in, various countries or with certain persons. Thus, our ability to transfer people and products among certain countries will be subject to maintaining required licenses and complying with these laws and regulations. The internal controls, policies and procedures, and employee training and compliance programs we expect to implement to deter prohibited practices may not be effective in preventing employees, contractors or agents from violating or circumventing such internal policies or violating applicable laws and regulations. Any determination that we have violated or are responsible for violations of anti-bribery, trade control, trade sanctions or anti-corruption laws could have a material adverse effect on our financial condition and may result in fines and penalties, administrative remedies or restrictions on business conduct, and could have a material adverse effect on our reputation and our business.

Recent regulatory enforcement and accountability mechanisms have steadily changed the financial landscape for companies organized in the British Virgin Islands. One major regulatory change comes from the implementation of a key anti-money laundering treaty with the United States, known as the Foreign Account Tax Compliance Act (“FATCA”). FATCA implementation began on June 30, 2014, and it requires foreign entities to identify and report specific information to the United States Internal Revenue Service (“IRS”) about U.S. taxpayers holding foreign accounts and assets.

Another key regulatory change began on September 1, 2017, with the British Virgin Islands’ full integration of the “Common Reporting Standard” (“CRS”) into its banking system. The CRS is specifically designed to fight against tax evasion and money laundering. Under the CRS system, banks in the CRS jurisdiction are required to determine where the individual is a “tax resident,” and if the individual is banking outside their country of residence, the banks may report information about the accounts to the national tax authority in the country where the account is held, who then may share that information with the individual’s country of residency.

We and U.S. persons working for us are subject to sanctions regimes adopted by the United States and other jurisdictions.

We and U.S. persons working for us are subject to laws, reporting requirements or sanctions imposed by the United States or by other jurisdictions where we do business that may restrict or even prohibit us, U.S. persons, or certain of our affiliates from doing business in certain countries, or with designated companies in the oil and natural gas sector. Such restrictions may provide a competitive advantage to competitors formed in or operating from countries that may not impose comparable restrictions. The Middle East, Asia, and Africa are locations in which from time to time the United States, the United Nations or the European Union has imposed economic sanctions to restrict or impede contracting in identified sanctioned countries. The U.S. Commerce Department or State Department regulates the types of technologies that can be sold or used in some countries. We cannot predict what sanctions might be imposed against any country in which our Subsidiaries might operate or might receive contracts for performing services. Trade restrictions and sanctions could adversely impact our potential income, or our ability to pursue new undeveloped business objectives.

The United States government has implemented mechanisms to collect information on companies registered on the U.S. stock exchange related to business activities that might be sanctionable under the various U.S. sanctions programs if the foreign companies or its subsidiaries are U.S. companies. Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 requires annual or quarterly “219 Report” to the SEC by any company registered on a U.S. stock exchange to disclose as if the listed company were a U.S. entity, certain business activities relating to any country subject to U.S. sanctions, which in most cases includes the energy sector, even if the activity is not prohibited by U.S. sanctions by the foreign company. Such reporting of any future activities that might be engaged in by our Subsidiaries, even though not prohibited by the sanctions, could initiate an investigation by the U.S. government and require us to engage counsel to monitor or respond to such investigations. Generally, 219 Report disclosures include activities that constitute an investment in the energy sector of $5 million each, or in the aggregate of over $20 million in a 12-month period. A 219 Report also requires reporting of any transaction with a person or entity identified to the SDN List. The risk of an investigation or inadvertent action that relates to sanctioned activity could increase costs and have an adverse impact on financial conditions and results of operations.

Our operations in Middle Eastern countries will require us to incur additional costs in order to comply with U.S., U.K. and EU sanctions-related regulations.

The United States government, the UK government and the EU have established lists of corporations, and people in the case of the United States, with which engaging in business by a U.S. person is prohibited without a license and disclosure is required in a 219 Report. These lists in the United States are referred to as the List of Specially Designated Nationals (“SDN List”). There are no discernible qualifications or objective standards for determining when a person might be identified to an SDN List, other than the opinion of the Office of Foreign Assets Control that there is some cause or connection to believe that such foreign person may have been doing business with or for a sanctioned country or person already on the SDN List. There is no advance notice or due process for the listed person. If any person were to be identified to an SDN List, no U.S. persons can be involved in contracting or providing services to or with such listed person without a license. If a Target Company affiliate were to be performing a contract with a person that becomes named to the SDN List, the contract may have to be terminated and/or disclosed, which could result in additional costs or losses.

Although we cannot be assured that no person or company in the Middle East with which one of our Subsidiaries has done business will not be identified on an SDN List in the future, we have confirmed that none of our Subsidiaries, their key employees, key vendors, or any company with which they are currently conducting business are listed on the SDN List or similar lists in the EU and UK. If any customer, employee or vendor were to be listed on an SDN List in the future, we will need to incur costs to seek legal advice to determine whether any further business could be conducted with such person or whether all business relationships with such person must cease.

We are subject to litigation risks that may not be covered by insurance.

In the ordinary course of business, we become the subject of various claims, lawsuits, and administrative proceedings seeking damages or other remedies concerning their commercial operations, employees, and other matters. We maintain insurance to cover certain potential losses and are subject to various self-insurance retentions and deductibles under our insurance policies. It is possible, however, that a judgment could be rendered against us in cases in which we could be uninsured and beyond the amounts that we currently have reserved or anticipate incurring for such matters. If we were to be sued under any of the agreements related to the Business Combination or if we were made a party to lawsuits to which our Subsidiaries are currently a party, we could be exposed to one or more judgments that are in excess of what our management may believe that it should pay and would not likely be covered by insurance.

We may be unable to maintain our GCC ownership status or obtain or renew permits necessary for their operations, which could inhibit their ability to do business.

In order to perform our operations, we are required to obtain and maintain a number of government permits, licenses and approvals with terms and conditions containing a significant number of prescriptive limits and performance standards in order to operate. While this is a common scenario for foreign investors operating in the region, we will need to ensure that relevant foreign ownership restrictions and/or applicable licenses, permits, and approvals for the operation of foreign owned entities in the jurisdictions of the GCC are complied with. The GCC has made efforts to increase local content and in country value requirements. All the permits, licenses, approval limits, and standards require a significant amount of monitoring, record keeping, and reporting in order to demonstrate compliance with the underlying permit, license, approval limit or standard. Noncompliance or incomplete documentation of our compliance status may result in the imposition of fines, penalties and injunctive relief. A decision by a government agency to deny or delay the issuance of a new or existing material permit or other approval, or to revoke or substantially modify an existing permit or other approval, could adversely affect our ability to initiate or continue operations at the affected location or facility. Furthermore, it could adversely affect our financial condition, results of operations, and cash flows.

We operate in a highly competitive industry, and many of our competitors are larger and have greater resources.

Several of our primary competitors are diversified multinational companies with substantially larger operating staffs and greater capital resources. These larger competitors’ greater resources could allow them to better withstand industry downturns and to compete more effectively on the basis of technology, geographic scope and retained skilled personnel.

Cybersecurity risks and threats could adversely affect our business.

We rely heavily on information systems to conduct our business. There can be no assurance that the systems we have designed to prevent or limit the effects of cyber incidents or attacks will be sufficient to prevent or detect such incidents or attacks, or to avoid a material impact on our systems when such incidents or attacks do occur. If our systems for protecting against cybersecurity risks are circumvented or breached, this could result in the loss of our intellectual property or other proprietary information, including customer data, and disruption of our business operations.

A cyber incident or attack, could result in the disclosure of confidential or proprietary customer information, theft or loss of intellectual property, damage to our reputation with our customers and the market, failure to meet customer requirements or customer dissatisfaction, theft or exposure to litigation and enforcement actions including under data privacy laws and regulations, damage to equipment (which could cause environmental or safety issues) and other financial costs and losses. In addition, as cybersecurity threats continue to evolve, we may be required to devote additional resources to continue to enhance our protective measures or to investigate or remediate any cybersecurity vulnerabilities. We do not presently maintain insurance coverage to protect against cybersecurity risks. If we procure such coverage in the future, we cannot ensure that it will be sufficient to cover any particular losses we may experience as a result of such cyberattacks.

We depend on our suppliers to provide services and equipment in a timely manner and any delays, interruptions or failures by suppliers could expose us to increased costs or inability to meet contractual obligations.

We rely on suppliers of equipment and spare parts as well as suppliers of technical labor to perform certain contractual obligations with our clients. Failure by suppliers to provide goods and services in a timely manner could lead to delays by us in fulfilling contractual obligations, the inability to fulfill such obligations, or additional costs in seeking replacement suppliers.

We have engaged in a number of related party transactions, the termination of which may inhibit business.

We rely at times upon services and products supplied by related parties if no other suitable alternatives are available. For example, a related party vendor provides software services that supports certain of our operations in a country where we have a perpetual license to use an Enterprise Resource Planning system. However, if the software services are discontinued, it could result in a disruption of supporting business processes and require time and resources for sourcing replacement services and products.

We might require additional equity or debt financing to fund operations and/or future acquisitions.

We may need access to additional debt or equity capital to fund operations or to fund potential acquisitions. If additional capital is required, we may not be able to obtain debt and/or equity financing on terms favorable to us, or at all. The failure to obtain additional funding could result in a curtailment of our operations and future development, which in turn could adversely affect our business, results of operations, and financial condition.

If we do not effectively or efficiently integrate the operations of businesses or companies we acquire, including the integration of the operations of our Subsidiaries, our future growth will be limited.

We may not achieve expected returns and other benefits as a result of various factors, including integration and collaboration challenges. The success of any acquisition is subject to various risks, including:

●	the inability to integrate the operations of recently acquired assets;

●	the diversion of management’s attention from other business concerns;

●	the failure to realize expected volumes, revenues, profitability, or growth;

●	the failure to realize any expected synergies and cost savings;

●	the coordination of geographically disparate organizations, systems, and facilities;

●	the assumption of unknown liabilities;

●	the loss of customers or key employees; and

●	potential environmental or regulatory liabilities and title problems.

The assessment by our management of these risks is inexact and may not reveal or resolve all existing and potential risks. Realization of any of these risks could adversely affect our financial condition, results of operations and cash flows.

Risks Related to Our Capital Structure

The market price of our ordinary shares and warrants may decline.

Fluctuations in the price of our ordinary shares and warrants could contribute to the loss of all or part of your investment. Trading in our ordinary shares and warrants has been limited. Even if an active market for our securities develops and continues, the trading price of our ordinary shares and warrants could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment and our ordinary shares and warrants may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our ordinary shares and warrants may not recover and may experience a further decline.

Factors affecting the trading price of our ordinary shares and warrants may include:

●	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

●	changes in the market’s expectations about our operating results;

●	success of competitors;

●	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

●	changes in financial estimates and recommendations by securities analysts concerning us or its markets in general;

●	operating and stock price performance of other companies that investors deem comparable to us;

●	our ability to market new and enhanced products on a timely basis;

●	changes in laws and regulations affecting our business;

●	commencement of, or involvement in, litigation involving us;

●	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

●	the volume of securities available for public sale;

●	any major change in our board or management;

●	sales of substantial amounts of our ordinary shares and warrants by our directors, executive officers or significant stockholders or the perception that such sales could occur; and

●	general economic and political conditions such as recession; interest rate, fuel price, and international currency fluctuations; and acts of war or terrorism.

Many of the factors listed above are beyond our control. In addition, broad market and industry factors may materially harm the market price of our ordinary shares and warrants irrespective of our operating performance. The stock market in general, including the Nasdaq, has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of our ordinary shares and warrants, which currently trade on the Nasdaq Capital Market, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to us could depress the price of our securities regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our ordinary shares and warrants also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

If we cannot meet the Nasdaq Capital Market listing requirements with respect to our ordinary shares and warrants, the Nasdaq may delist the ordinary shares and warrants.

Our ordinary shares and warrants are listed on the Nasdaq Capital Market. Maintaining listing of our securities requires compliance with various listing requirements. If we are unable to meet the Nasdaq Capital Market listing requirements, including maintaining the “round lot” holder requirements for our ordinary shares and warrants, the Nasdaq may delist our ordinary shares and warrants, and we could face significant material adverse consequences, including, among others, a limited availability of market quotations for our ordinary shares and warrants and a reduced level of trading activity in the secondary trading market for those securities.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our securities adversely, the price and trading volume of our ordinary shares and warrants could decline.

The trading market for our ordinary shares and warrants relies in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade or provide negative outlook on our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our ordinary shares and warrants could decline. If one or more of these analysts cease coverage of our business or fail to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

We are a holding company. Our sole material asset is our equity interest in our subsidiaries and we are accordingly dependent upon distributions from them to pay taxes and cover our corporate and other overhead expenses.

We are a holding company and have no material assets other than our equity interest in our Subsidiaries. We have no independent means of generating revenue. To the extent the Subsidiaries have available cash, we intend to cause them to make non-pro rata payments to us to reimburse us for our corporate and other overhead expenses. To the extent that we need funds and the Subsidiaries are restricted from making such distributions or payments under applicable law or regulation or under the terms of any financing arrangements due to restrictive covenants or otherwise, or are otherwise unable to provide such funds, our liquidity and financial condition could be materially adversely affected.

Future sales of our ordinary shares could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional securities in subsequent public or private offerings. On December 31, 2018, 85,562,769 ordinary shares were outstanding and 35,540,380 warrants were outstanding. Our outstanding ordinary shares do not include ordinary shares issuable upon exercise of the warrants, which may be resold in the public market.

Downward pressure on the market price of our ordinary shares that likely will result from sales of our ordinary shares issued in connection with the exercise of the warrants could encourage short sales of our ordinary shares by market participants. Generally, short selling means selling a security, contract or commodity not owned by the seller. The seller is committed to eventually purchase the financial instrument previously sold. Short sales are used to capitalize on an expected decline in the security’s price. Such sales of ordinary shares could have a tendency to depress the price of the stock, which could increase the potential for short sales.

We cannot predict the size of future issuances of our ordinary shares or the effect, if any, that future issuances and sales of shares of our ordinary shares will have on the market price of our ordinary shares. Sales of substantial amounts of our ordinary shares (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our ordinary shares.

Because we currently have no plans to pay cash dividends on our ordinary shares, you may not receive any return on investment unless you sell your ordinary shares for a price greater than that which you paid for it.

We currently do not expect to pay any cash dividends on our ordinary shares. Any future determination to pay cash dividends or other distributions on our ordinary shares will be at the discretion of the board of directors and will be dependent on our earnings, financial condition, operation results, capital requirements, and contractual, regulatory and other restrictions, including restrictions contained in the agreements governing any existing and future outstanding indebtedness we or our subsidiaries may incur, on the payment of dividends by us or by our subsidiaries to us, and other factors that our board of directors deems relevant.

As a result, you may not receive any return on an investment in our ordinary shares unless you sell the ordinary shares for a price greater than that which you paid for it.

There is no guarantee that the public warrants will ever be in the money, and they may expire worthless.

The exercise price for our warrants is $5.75 per one-half of an ordinary share. Warrants must be exercised for whole ordinary shares. There is no guarantee that the warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless.

Other Risks Associated with Our Business

We are not subject to the supervision of the Financial Services Commission of the British Virgin Islands and so our shareholders are not protected by any regulatory inspections in the British Virgin Islands.

We are not an entity subject to any regulatory supervision in the British Virgin Islands by the Financial Services Commission. As a result, shareholders are not protected by any regulatory supervision or inspections by any regulatory agency in the British Virgin Islands and we are not required to observe any restrictions in respect of our conduct save as disclosed in this Annual Report or our amended and restated memorandum and articles of association.

An investment in our securities may result in uncertain U.S. federal income tax consequences.

An investment in our securities may result in uncertain U.S. federal income tax consequences. For example, the United States federal income tax consequences of a cashless exercise of warrants included in the units sold in our initial public offering is unclear under current law. Prospective investors are urged to consult their tax advisors with respect to these and other tax consequences when purchasing, holding or disposing of our securities.

A majority of our directors and officers live outside the United States and all of our assets are located outside the United States; therefore, investors may not be able to enforce federal securities laws or their other legal rights.

A majority of our directors and officers reside outside of the United States and all of our assets are located outside of the United States. Thus, it may be difficult, or in some cases not possible, for investors in the United States to enforce their legal rights, to effect service of process upon all of our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties on our directors and officers under United States laws.

As a foreign private issuer in the United States, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer.

We are a foreign private issuer under the Exchange Act and, as a result, are exempt from certain rules under the Exchange Act. Under the Exchange Act we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies, which may limit the information publicly available to shareholders. The rules we are exempt from include the proxy rules that impose certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required to file periodic reports and financial statements with the SEC as frequently, promptly or in as much detail as U.S. companies with securities registered under the Exchange Act. We are not required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information. Moreover, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares. As a result of such varied reporting obligations, shareholders should not expect to receive the same information at the same time as information provided by U.S. domestic companies.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. We will remain an “emerging growth company” for up to five years. However, if our non-convertible debt issued within a three-year period exceeds $1.0 billion or revenues exceeds $1.07 billion, or the market value of our ordinary shares that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, we would cease to be an emerging growth company as of the following fiscal year. As an emerging growth company, we are not required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these provisions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our shares and our share price may be more volatile.

Further, Section 102(b) (1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, will not adopt the new or revised standard until the time private companies are required to adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

We may re-incorporate in another jurisdiction, and the laws of such jurisdiction will likely govern all of our material agreements and we may not be able to enforce our legal rights.

We may relocate the home jurisdiction of our business from the British Virgin Islands to another jurisdiction. If we determine to do this, the laws of such jurisdiction would likely govern all of our material agreements. The system of laws and the enforcement of existing laws in such jurisdiction may not be as certain in implementation and interpretation as in the United States or the British Virgin Islands. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital. Any such reincorporation and the international nature of our business will likely subject us to foreign regulation.

Investors may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited, because we are formed under British Virgin Islands law.

We are a company formed under the laws of the British Virgin Islands. As a result, it may be difficult for investors to enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs will be governed by our amended and restated memorandum and articles of association, the Companies Act and the common law of the British Virgin Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under British Virgin Islands law are governed by the Companies Act and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived from English common law, and while the decisions of the English courts are of persuasive authority, they are not binding on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, while statutory provisions do exist in British Virgin Islands law for derivative actions to be brought in certain circumstances, shareholders in British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred.

The British Virgin Islands Courts are also unlikely:

●	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws where that liability is in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company; and

●	to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary provided that:

●	the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

●	the judgment is final and for a liquidated sum;

●	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company;

●	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

●	recognition or enforcement of the judgment would not be contrary to public policy in the British Virgin Islands; and

●	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

In appropriate circumstances, a British Virgin Islands Court may give effect in the British Virgin Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management or controlling shareholders than they would as public shareholders of a U.S. company.

Our amended and restated memorandum and articles of association permit the board of directors by resolution to create additional classes of securities, including shares with rights, preferences, designations and limitations as they determine which may have an anti-takeover effect.

Our amended and restated memorandum and articles of association permits the board of directors by resolution to amend the memorandum and articles of association to designate rights, preferences, designations and limitations attaching to the preferred shares as they determine in their discretion, without shareholder approval with respect to the terms or the issuance. If issued, the rights, preferences, designations and limitations of the preferred shares would be set by the board of directors and could operate to the disadvantage of the outstanding ordinary shares the holders of which would not have any pre-emption rights in respect of such an issue of preferred shares. Such terms could include, among others, preferences as to dividends and distributions on liquidation, or could be used to prevent possible corporate takeovers.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ordinary shares.

Based on the current and anticipated value of our assets, including goodwill, and the composition of our income, assets and operations, we do not believe we will be classified as a “passive foreign investment company,” or PFIC, for the taxable year ended on December 31, 2018. However, the application of the PFIC rules is subject to uncertainty in several respects and furthermore we cannot assure you that the U.S. Internal Revenue Service, the IRS, will not take a contrary position. Furthermore, a separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. Accordingly, notwithstanding the current expectation that we will not be classified as a PFIC, we cannot assure you that we have not been a PFIC or that we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. company will be considered a PFIC for any taxable year if (i) at least 75% of its gross income is passive income (including interest income), or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. If we were to be ultimately classified as a PFIC for any taxable year during which a U.S. holder holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder, including (i) the treatment of all or a portion of any gain on disposition of our ordinary shares as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) the obligation to comply with certain reporting requirements.

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. holder is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares, such U.S. holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). If our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether we are treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations from starting with respect to your U.S. federal income tax return for the year for which reporting was due. Although we expect that because of the dispersion of our shares we will not become a controlled foreign corporation, no assurance can be made. Further, we cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax payment obligations. U.S. holders should consult their tax advisors regarding the potential application of these rules to their investment in our ordinary shares.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Company

National Energy Services Reunited Corp. is a British Virgin Islands corporation headquartered in Houston, Texas. The Company, through its wholly-owned subsidiaries, NPS and GES, is a regional provider of products and services to the oil and gas industry in the Middle East and North Africa (“MENA”) and Asia Pacific (“APAC”) regions. Our principal executive offices are located at 777 Post Oak Blvd., Suite 730, Houston, Texas 77056 and our telephone number is +1 (832) 925 3777. Our registered agent in the British Virgin Islands is Intertrust Corporate Services (BVI) Limited, which is located at 171 Main Street, Road Town, Tortola, British Virgin Islands.

History and Business Development

National Energy Services Reunited Corp. was a blank check company formed in the British Virgin Islands on January 23, 2017 for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities.

NESR filed a registration statement for its initial public offering on May 11, 2017, and on May 17, 2017, NESR sold 21,000,000 units, each consisting of one ordinary share and one warrant, generating gross proceeds of $210 million. Simultaneously with the closing of its initial public offering, NESR consummated the sale of 11,850,000 warrants (the “Private Warrants”) at a price of $0.50 per warrant in a private placement to its sponsor, NESR Holdings Ltd. (“NESR Holdings”), generating gross proceeds of $5.9 million. Each warrant entitles the holder to purchase one-half of one ordinary share. On May 30, 2017, in connection with the underwriters’ election to partially exercise their over-allotment option, NESR consummated the sale of an additional 1,921,700 units at $10.00 per unit and the sale of an additional 768,680 Private Warrants at $0.50 per warrant, generating total gross proceeds of $19.6 million.

On June 6, 2018, the Company acquired all of the issued and outstanding equity interests of our wholly owned subsidiaries, NPS and GES. NPS is a regional provider of products and services to the oil and gas industry in the MENA and APAC regions. Its revenues are primarily derived from services provided during the drilling, completion and production phases of an oil or natural gas well. NPS operates in 12 countries with the majority of its revenues derived from operations in the Kingdom of Saudi Arabia, Algeria, Qatar, UAE and Iraq. GES provides drilling equipment for rental and related services, well engineering services and directional drilling services imports, and sells oilfield equipment and renders specialized services to oil companies in the Sultanate of Oman, the Kingdom of Saudi Arabia, Algeria and Kuwait.

Capital Expenditures

During the three most recent fiscal years, the Company’s capital expenditures were $189.2 million in the aggregate. For more information on our capital expenditures and requirements, see Item 5B, “Liquidity and Capital Resources.”

Electronic Information about the Company

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Our Company website can be found at http://www.nesr.com. Information on our website is not incorporated into this Annual Report or otherwise made part of this Annual Report.

B. BUSINESS OVERVIEW

The Company’s services are similar to one another in that they consist of oilfield services and related offerings, whose customers are oil and gas companies. The Company has organized its service lines into two reportable segments, Production Services and Drilling & Evaluation Services.

Principal Activities

Production Services. Our Production Services segment includes the results of operations from services that are generally offered and performed during the production stage of a well’s lifecycle. These services include, but are not limited to, the following:

●	Coiled Tubing – We provide various coiled tubing services ranging from basic nitrogen lifting, fishing, milling, clean-out, scale removal and other complex well applications. We employ design software to predict the performance of coiled tubing string and fluid behavior. The work history and integrity of each coiled tubing work string is constantly monitored in real-time to allow our engineers to continually evaluate developments in coiled tubing applications. Our coiled tubing units are suitable for both onshore and offshore.

●	Cementing – We have over 25 years of experience in primary and remedial cementing services across the MENA and APAC regions. Our cementing solutions include cementing equipment with complete automated density control capabilities, large volume batch mixers allowing larger volume of slurries to be mixed and pumped at homogeneous density and customized cement systems for specific applications such as gas migration, ultra-light weight, flexible cement, HTHP (high-temperature/high-pressure) and self-healing cement. We also have an extensive database of knowledge and experience.

●	Stimulation & Pumping – We employ stimulation and pumping services in our operations. We currently offer acidizing of wells, cleaning jobs, the release of stuck pipes during drilling, pressure testing wells and inhibition jobs on gas wells.

●	Nitrogen Services – We offer a complete nitrogen service package through our nitrogen fleets. Our equipment incorporates a combination of low, intermediate, and high-rate units. Our operational capabilities range from stand-alone nitrogen services such as freeing stuck drill pipe and unloading or cleaning out wellbores, to supplying our coiled tubing, stimulation and cementing service with the essential gaseous components necessary for positive results in various applications.

●	Filtration Services – We provide filtration services through our two-stage, skid mounted, easy to handle filtration vessels. The primary and a secondary filtration stages are usually carried out together. We have filtered thousands of barrels on rig sites for reduced damage drilling as well as for UBD (Under Balanced Drilling) operations. We also provide frac tanks and pumping units as necessary.

●	Artificial Lift Services – We provide vertical, deviated and horizontal rod pumping systems, analysis and optimization recommendations for fluid level and dynamometer testing, artificial lift optimization and data interpretation, long term monitoring and optimization, and associated field services. We also provide gas lift systems and downhole monitoring systems. We maintain a downhole pump workshop that is equipped with up-to-date equipment and tools, including pump testers, barrel honing and API beam pump gauges.

●	Laboratory Services – Certain of our locations have a central laboratory to carry out analyses for field operations. These base laboratories are run by qualified personnel who provide support and services to mobile labs in the sites where we operate. Our laboratory services include cementing tests, thickening time, rheology, fluid loss, compressive strength, mud compatibility, and free water.

●	Completions – We provide surface and subsurface safety systems, high-pressure packer systems, flow controls, service tools, expandable liner technology, VIT (Vacuum Insulated Tubing) technology for steam applications, and engineering capabilities with manufacturing capacity and testing facilities. We focus on in-country value by taking a systems approach to well completions for maximum recovery in addition to intelligent completion architectures.

●	Pipelines – We provide pipeline services to plants and refineries including water filling and hydro testing, nitrogen purging, de-gassing and pressure testing, as well as cutting/welding and cooling down piping/vessels systems. Our equipment and resources include an existing fleet of nitrogen pump units, pig launchers and receivers, intelligent pigs, high rate pumping units at high and low pressure, and pipeline inspection services.

●	Production Assurance – We provide a portfolio of production assurance chemicals to assist hydrocarbon production from a specific reservoir in meeting the desired production target. This is achieved by collaborating with selected chemical companies and academic institutes and establishing an in-house technical team of engineers and laboratory capabilities.

Drilling and Evaluation Services. Our Drilling and Evaluation Services segment includes the results of operations from services that are generally offered and performed during pre-production stages of a well’s lifecycle and related mainly to the operation of oil rigs. These services include, but are not limited to, the following:

●	Drilling Services & Rentals – We provide drilling tools, on a rental basis, for conventional and unconventional drilling applications. Solutions include supply of equipment including tools, jars, accelerators and stabilizers and servicing of equipment.

●	Fishing & Remedials – Our comprehensive line of oilfield solutions addresses fishing requirements for wells, from milling, casing patches, workover projects, and abandonment and casing exit to open hole fishing.

●	Rig Services – We provide reliable drilling tools and machine shop services for conventional and unconventional drilling applications. Our manufacturing capabilities include manufacturing flanges, subs, pup joints, pony drill collars and all types of cross overs. We also have the provision of threading and repair services for the oil and gas industry including the re-cutting of tubing and casing, repair of drilling and production tubular and well heads.

●	Well Testing Services – Our well testing services are used to measure solids, gas, oil and water produced from a well. We offer integrated well testing services in the exploration, appraisal and development phases of oil and gas wells. Our aim is to provide newer, faster and more precise testing results though innovation and superior service quality, and our services include surface well testing onshore and offshore, flow back packages, sand management, burner boom stack for gas flaring, smokeless burner, multi-phase flow meters (MPFM), zero-flaring packages, and water treatment and filtration.

●	Wireline Logging Services – Our fleet of logging trucks, offshore units, logging tools and pressure control equipment provides a wide variety of cased-hole logging services to our clients, including production and injection performance evaluation, stimulation performance evaluation, water shutoff determination, tubing and multiple casing integrity, acoustic leak detection, perforation, pipe recovery, cased hole formation evaluation, and interval isolation and borehole seal.

●	Drilling & Workover Rigs – Our fleet of rigs range from 200 horsepower (HP) to 1,500 HP and offer drilling capabilities for all type of wells with depths up to 4,000 meters. Our fleet includes 750 HP truck-mounted, fast moving rigs, which are ideal for both light and heavy work over campaigns as both rigs are equipped with full edge mud systems that can handle normal drilling activities. We update our fleet of land drilling rigs through investment and application of the latest technology.

●	Turbines Drilling – We have extensive experience in turbine engineering and drilling technologies. Our turbines are designed to operate under hostile drilling conditions and combine high power with reliability and steerability to deliver enhanced drilling performance in a range of hard rock drilling applications.

●	Directional Drilling – Our directional drilling services provide a suite of solutions from conventional to unconventional drilling applications, including directional drilling, measurement while drilling (MWD), logging while drilling (LWD), drilling optimization, drilling engineering, borehole surveying, and surface mud logging.

●	Drilling Fluids – We provide drilling fluid systems and related technologies for a number of projects, including development drilling, exploration drilling and HPHT drilling, in accordance with international standards and regulations for both onshore and offshore projects.

●	Slickline Services – Our slickline services cover the basic removal of scale, wax and sand build-up, setting plugs, changing out gas lift valves, fishing and other complex well applications.

●	Water – Our fleet of water well drilling rigs and portfolio of water treatment technologies (chemicals and filtration) allow us to serve the full water cycle. This includes the sourcing and treatment of water for oil and gas, municipal and industrial use and the disposal of water into selected aquifers.

Principal Markets

The Company’s operations and activities are located within certain geographies, primarily in the MENA and APAC regions. The percentages of revenues earned by geographic area, based on drilling location, was as follows for the periods presented:

	Successor (NESR)	Predecessor (NPS)
	Period from June 7 to December 31, 2018	Period from January 1 to June 6, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016

MENA	99%	98%	99%	95%
Rest of world	1%	2%	1%	5%
	100%	100%	100%	100%

Seasonality

Seasonal changes in weather and significant weather events affect the demand and price of oil and therefore the demand for our services. Furthermore, customer spending patterns for oilfield services and products generally result in higher activity in the fourth quarter of each year as clients seek to utilize their annual budgets.

Sources and Availability of Raw Materials

We purchase various raw materials and component parts in connection with delivering our products and services. These materials are generally, but not always, available from multiple sources and may be subject to price volatility. While we generally do not experience significant long-term shortages of these materials, we have from time to time experienced temporary shortages of particular raw materials. We are always seeking ways to ensure the availability of resources, as well as manage costs of raw materials.

Marketing Channels

We sell to our customers through direct and indirect channels. Our primary sales channel is through our direct sales force, which has a strong country focus with local teams close to the customer.

Intellectual Property

We own and control a variety of intellectual property, including but not limited to proprietary information and software tools and applications that, in the aggregate, are material to our business. No individual instance of intellectual property is material to the Company.

Customers

Revenues from four customers of the Successor (NESR) individually accounted for 42%, 17%, 10% and 5% of the Successor’s (NESR’s) consolidated revenues in the period from June 7 to December 31, 2018, and 49%, 0%, 16% and 9% of Predecessor’s (NPS’) consolidated revenues in the period from January 1 to June 6, 2018. These same customers individually accounted 45%, 0%, 13% and 14% of the Predecessors (NPS’) consolidated revenues in the year ended December 31, 2017 and 49%, 0%, 4% and 11% of the Predecessors (NPS’) consolidated revenues in the year ended December 31, 2016.

Competition

We provide products and services in the MENA region in highly competitive markets, with competitors comprised of both small and large companies. Our revenues and earnings can be affected by several factors, including changes in competition, fluctuations in drilling and completion activity, perceptions of future prices of oil and gas, government regulation, disruptions caused by weather and general economic conditions. We believe that the principal competitive factors are price, performance, product and service quality, safety, response time and breadth of products and services.

Material Effects of Governmental Regulations

Our business is significantly affected by country, regional, and local laws and other regulations. These laws and regulations relate to, among other things:

●	worker safety standards;

●	the protection of the environment;

●	the handling and transportation of hazardous materials; and

●	the mobilization of our equipment to, and operations conducted at, our work sites.

Numerous permits are required for the conduct of our business and operation of our various facilities and equipment. These permits can be revoked, modified or renewed by issuing authorities based on factors both within and outside our control.

We cannot predict the level of enforcement of existing laws and regulations or how such laws and regulations may be interpreted by enforcement agencies or court rulings in the future. We also cannot predict whether additional laws and regulations will be adopted, including changes in regulatory oversight, increase of federal, state or local taxes, increase of inspection costs, or the effect such changes may have on us, our businesses or our financial condition.

Environmental Regulation

In the countries where we operate, we are subject to environmental laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection and occupational health and safety, including regulations related to greenhouse gas emissions and hydraulic fracturing. Where applicable we have obtained and maintain licenses to operate through the local ministry of environment or similar governmental authority. We have established and implemented an environmental health and safety management system based on ISO 14001 and OHSAS 18001. In addition, we remain accountable to each customer or operator we service and ensure that full compliance is maintained based on each customer’s requirements.

Most of the countries in which we operate have laws and regulations in place referencing water discharge particularly in the vicinity of inhabited areas or regulated waterways. Restrictions and controls regarding the unauthorized discharge of pollutants, including produced waters and other oil and gas wastes, into regulated waters are in place but not always subject to formal assessments by the regulators. We are working to ensure that our facilities have adequate drainage, sumps, and appropriate sedimentation tanks where required. Integrity of primary and secondary containment is monitored, and spill prevention controls and countermeasures are in place to minimize unlikely contamination.

Health and Safety Regulation

Our health and safety (HSE) standards are based on a combination of the U.S. Occupational Safety and Health Act (OSHA) and the International Association of Oil & Gas Producers (IOGP), a global forum whose members identify and share best practices to achieve improvements. Our HSE policy objectives include:

●	identifying risks to health and safety and implementing measures to control risk to an acceptable level;

●	periodically setting and publishing specific health and safety targets in consultation with employees and monitoring progress towards achieving such targets;

●	providing appropriate financial and physical resources to implement our health and safety targets;

●	recognizing that management of health and safety is a prime responsibility of line management;

●	devoting sufficient resources to ensure environmentally friendly performance;

●	encouraging full commitment of employees, by involving and consulting them on HSE matters;

●	ensuring employees receive appropriate information and training;

●	periodic reviewing and auditing our health and safety system to ensure its adequacy and effectiveness; and defining internal standards on HSE reporting, service quality reporting, injury and loss prevention, mechanical lifting, driving and journey management, hazard effects and management plan, environmental management, and audit and training.

C. ORGANIZATIONAL STRUCTURE

For a full listing of our significant subsidiaries as of December 31, 2018, see Exhibit 8.1 to this Annual Report. As of the date of filing of this Annual Report, all subsidiaries are, indirectly or directly, wholly-owned by us.

D. PROPERTY, PLANT, & EQUIPMENT

Properties

We lease our headquarters in Houston, Texas. We own or lease many facilities in the various areas in which we operate throughout the world. No single tangible fixed asset is individually material to our operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with Item 3A, “Selected Financial Data” and the accompanying consolidated financial statements and related notes included in Item 18, “Financial Statements” in this Annual Report.

A. OPERATING RESULTS

Overview

We are a regional provider of products and services to the oil and gas industry in the MENA and APAC regions. We currently operate in 14 countries, with a strong presence in Saudi Arabia, Oman, Algeria, Qatar, UAE, and Iraq. Our vision was founded on creating a regional provider for oilfield services that offered a full portfolio of solutions for our customers throughout the region with a strong focus on supporting the economies in which we operate. We believe strongly in local employment in the Company and search for opportunities to bring value into the region. With its vast reserves of oil and gas, the MENA region continues to dominate in its role as a vital source of global energy supply and stability. Our products and services include a broad suite of offerings that are essential in the drilling and completion of new oil and natural gas wells and in the remedial work on existing wells, both onshore and offshore, including completion services and equipment and drilling & evaluation services and equipment.

This past year was successful on many levels for our Company. After consummating our business transaction mid-year, we prioritized integration efforts and creating synergies.  Customer contracts were expanded, field operations were integrated, support staff was rationalized, and many supplier relationships were re-tendered. The results of our efforts were demonstrated in our strong operational performance during the second half of 2018. We made strides in our service quality, safety performance and top and bottom-line financial results while maintaining a focus on capital and cost discipline.

Oil markets remained relatively well-balanced during much of 2018, as increasing global production capacity was comparable to increasing demand. There was strong sentiment that the industry was well underway to a marked recovery until, late in 2018, oil prices declined dramatically to their lowest levels since 2015 and the market took another pause to evaluate the state of the current cycle through the end of the year.

As we enter 2019, the outlook is again improving and, particularly as relates to international capital spending, there are good indicators that exploration and production (“E&P”) companies will have notably improved spending budgets in 2019 over 2018 spending levels, particularly in the Middle East. However, that optimism will be measured with consistent focus on returns and capital discipline as a reduction in commodity prices continues to be a risk which raises short-term uncertainty regarding the spending activity levels of our customers.

Factors Affecting our Results of Operations

We provide oilfield services to exploration and production companies with operations in the onshore and offshore oil and gas sectors in the MENA, particularly the Middle East, and APAC regions. Demand for our services is mainly driven by our customers’ operations and is therefore linked to global commodity prices and expectations about future prices, rig activity and other factors.

The oilfield services sector is a highly cyclical industry. As a result, our operating results can fluctuate from quarter to quarter and period to period. However, due to the lower average cost per barrel in the Middle East and the need for infrastructure spending to sustain or increase current production levels of these oil rich countries, we believe that we are less affected by oil price volatility as compared to oilfield services companies that operate in other regions, as discussed below.

Global E&P Trends and Oil Prices

Since the most recent downturn in oil prices, which commenced in 2014, many projects have been deferred by E&P companies, as they sought to reduce oilfield service costs in an attempt to lower their break-even points. Pricing concessions were granted by service providers in order to maintain their market share during these periods. After a double-digit decline in 2016, global E&P spending has posted successive years of increases, improving year-over-year by 4% in 2017 and 8% in 2018.

Drilling Environments

Based on energy industry data, offshore oil production currently provides an estimated 30% of all global oil supply; however, the bulk of oil production comes from onshore activity. We provide services to E&P companies with both onshore and offshore drilling operations. Offshore drilling generally provides higher margins to service providers due to greater complexity, logistical challenges and the need for innovative solutions.

Geographic Concentration; Middle Eastern Operations

Over 90% of our revenue has historically come from the MENA region, particularly the Middle East. The Middle East has almost half of the world’s proven oil reserves and accounts for almost a third of oil production, according to the BP Statistical Review of World Energy. The countries in the Arabian Gulf account for approximately one-quarter of global oil production and given the low break-even price, it is a key region for oilfield service companies. Most oil and gas fields in the Middle East are legacy fields on land or in shallow waters. These fields are largely engaged in development drilling activity, driven by the need for redevelopment, enhanced oil recovery via stimulation and the drilling of new production wells. Further, a number of gas fields scheduled to be developed in the near future will require oilfield services. Although the region still has low break-even levels, it is expected that more complex projects, with higher break-even prices, will be developed in the future and other new technologies will be required to meet customer expectations or drilling requirements. As a result, our capital expenditure and related financing needs may increase materially in the future.

In addition, regional drilling operations may be impacted by local political and economic trends. Due to the concentration of our operations in the MENA region, and particularly the Middle East, our financial condition and results of operations may be impacted by geopolitical, political or economic instability affecting the countries in which we operate, including armed conflict, imposition of economic sanctions, changes in governments and currency devaluations, among others.

Many MENA countries rely on the energy sector as the major source of national revenues. For example, according to energy industry data, during the recent industry downturn the MENA region saw less reduction in oil and gas activities than North America. Even at lower oil and gas prices, such oil and gas dependent economies have continued to maintain significant production and drilling activities. Further, given that Middle East markets have among the lowest break evens, they can continue to produce profitably at significantly lower commodity prices.

Key Components of Revenues and Expenses

Revenues

We earn revenue from our broad suite of oilfield services, including coiled tubing, cementing, stimulation and pumping, well testing services, drilling services and rental, fishing and remediation, drilling and workover rigs, nitrogen services, wireline logging services, turbines drilling, directional drilling, filtration services and slickline services, among others. We recognize revenues as services are rendered and collectability is reasonably assured. Our services are based on fixed or determinable price purchase orders or contracts with customers and do not include a right of return. Rates for services and equipment are typically priced on a per day, per man hour, per unit of measure or other similar basis.

Cost of services

Cost of services mainly include staff costs for service personnel, purchase of non-capitalized material and equipment (such as tools and rental equipment), depreciation relating to capital assets used in our operations, vehicle and equipment rental and maintenance and repair.

Selling, general and administrative (“SG&A”)

SG&A expense primarily includes salary and employee benefits for non-production personnel (mainly management and administrative personnel), professional service fees (including expenses relating to the Business Combination), office rental and equipment, office supplies and non-capitalized office equipment and depreciation of office furniture and fixtures.

Amortization

Amortization expense primarily includes amortization of intangible assets associated with acquired customer contracts, trademarks and tradenames.

Interest expense, net

Interest expense consists mainly of interest on outstanding debt, net of interest income.

Other income (expense), net

Other operating income (expenses) consists mainly of gain/loss on disposal of fixed assets, bank charges and foreign exchange transaction expenses.

Key Performance Indicators

We track two principal non-financial performance indicators that are important drivers of our results of operations: rig count and oil price. Oil price is important because the level of spending by E&P companies, our principal customers, is significantly influenced by anticipated future prices of oil, which is typically indicative of expected supply and demand. Changes in E&P spending, in turn, typically result in an increased or decreased demand for our services. Rig count, particularly in the regions in which we operate, is an indicator of the level of activity and spending by our E&P customers and has historically been an important indicator of our financial performance and activity levels.

The following table shows rig count (Source: Baker Hughes Published Rig Count Data) and average oil prices as of the dates indicated:

	As of December 31,
	2018	2017	2016

Rig count:
MENA	453	429	429
Rest of World	1,725	1,590	1,315
Total	2,178	2,019	1,744

Crude Price (Brent, per barrel)	$57.36	$64.37	$53.31

Basis of Presentation of Financial Information

Business Combination Accounting and Presentation of Results of Operations

As a result of the Business Combination, NESR was determined to be the accounting acquirer and NPS was determined to be the predecessor for SEC reporting purposes. Pursuant to Accounting Standard Codification (“ASC”) 805, Business Combinations (“ASC 805”), the acquisition-date fair value of the purchase consideration paid by NESR to affect the Business Combination was allocated to the assets acquired and the liabilities assumed based on their estimated fair values. As a result of the application of the acquisition method of accounting resulting from the Business Combination, the financial statements and certain notes to the financial statements included in Item 18, “Financial Statements” of this Annual Report separate our presentations into two distinct sets of reporting periods, the periods before the date of consummation of the Business Combination (“Predecessor Periods”) and the period after that date (“Successor Period”), to indicate the application of the different basis of accounting between the periods presented. The Predecessor Periods reflect the historical financial information of NPS prior to the Business Combination, while the Successor Period reflects our consolidated financial information, including the results of NPS and GES, after the Business Combination. The Successor period is from June 7, 2018 to December 31, 2018 (“Successor Period”) and the Predecessor periods are from January 1 to June 6, 2018 (“2018 Predecessor Period”), January 1, 2017 to December 31, 2017 (“2017 Predecessor Period”) and January 1, 2016 to December 31, 2016 (“2016 Predecessor Period”).

Our statement of operations subsequent to the Business Combination includes depreciation and amortization expense on the NPS and GES property, plant, and equipment balances resulting from the fair value adjustments made under the new basis of accounting. Certain other items of income and expense, particularly depreciation and amortization were also impacted and NPS stand-alone results are presented as the Predecessor. Therefore, our financial information prior to the Business Combination is not comparable to our financial information subsequent to the Business Combination.

Segments

We operate our business and report our results of operations through two operating and reporting segments, Production Services and Drilling and Evaluation Services, which aggregate services performed during distinct stages of a typical life cycle of an oil well.

Production Services. Our Production Services segment includes the results of operations from services that are generally offered and performed during the production stage of a well’s lifecycle. These services mainly include coiled tubing, cementing, stimulation and pumping, nitrogen services, filtration services, completions, pipelines, laboratory services and artificial lift services. Our Production Services accounted for 62%, 82%, 84%, and 85% of our revenues for the Successor Period, 2018 Predecessor Period, 2017 Predecessor Period and 2016 Predecessor Period, respectively.

Drilling and Evaluation Services. Our Drilling and Evaluation Services segment includes the results of operations from services that are generally offered and performed during pre-production stages of a well’s lifecycle and related mainly to the operation of oil rigs. The services mainly include well testing services, drilling services and rental, fishing and remediation, drilling and workover rigs, wireline logging services, turbines drilling, directional drilling, slickline services and drilling fluids, among others. Our Drilling and Evaluation Services accounted for 38%, 18%, 16%, and 15% of our revenues for the Successor Period, 2018 Predecessor Period, 2017 Predecessor Period and 2016 Predecessor Period, respectively. Please see Item 4B, “Business Overview” in this Annual Report for a description of our reportable segments.

Results of Operations

The discussions below relating to significant line items from our consolidated statements of operations are based on available information and represents our analysis of significant changes or events that impact the fluctuations in or comparability of reported amounts. Where appropriate, we have identified specific events and changes that affect comparability or trends. In addition, the discussions below for revenues are on an aggregate basis for each fiscal period, as the business drivers for all services are similar.

Successor Period and 2018 Predecessor Period compared to 2017 Predecessor Period

The following table presents our consolidated income statement data for the periods indicated:

	Period from June 7 to December 31, 2018	Period from January 1 to June 6, 2018	Year ended December 31, 2017
	In Thousand $
Description	Successor (NESR)	Predecessor

Revenues	$348,590	$137,027	$271,324
Cost of services	(249,159)	(104,242)	(200,149)
Gross profit	99,431	32,785	71,175
Selling, general and administrative expense	(36,705)	(19,969)	(30,336)
Amortization	(9,373)	(10)	(607)
Operating income	53,353	12,806	40,232
Interest expense, net	(14,383)	(4,090)	(6,720)
Other income (expense), net	5,441	362	(573)
Income before income tax	44,411	9,078	32,939
Income tax expense	(9,431)	(2,342)	(4,586)
Net income	$34,980	$6,736	$28,353

Revenue. Revenue was $348.6 million for the 2018 Successor Period and $137.0 million for the 2018 Predecessor Period, or $485.6 million in total, compared to revenue of $271.3 million for the 2017 Predecessor Period. Excluding the revenue of GES, revenue for the aggregated Successor Period and the 2018 Predecessor Period would have been $389.2 million.

The table below presents our revenue by segment for the periods indicated:

	Period from June 7 to December 31, 2018	Period from January 1 to June 6, 2018	Year ended December 31, 2017
	In Thousand $
Description	Successor (NESR)	Predecessor

Production services	$215,791	$112,295	$228,763
Drilling and evaluation services	132,799	24,732	42,561
Total	348,590	137,027	271,324

Production Services revenue was $215.8 million for the 2018 Successor Period and $112.3 million for the 2018 Predecessor Period, or $328.1 million in total, compared to revenue of $228.8 million for the 2017 Predecessor Period. Excluding the revenue of GES, revenue for the aggregated Successor Period and the 2018 Predecessor Period would have been $287.0 million. The increase in revenue was primarily due to higher coil tubing and stimulation activities in Saudi Arabia, Qatar, Iraq, and the United Arab Emirates.

Drilling and Evaluation Services revenue was $132.8 million for the 2018 Successor Period and $24.7 million for the 2018 Predecessor Period, or $157.5 million in total, compared to revenue of $42.6 million for the 2017 Predecessor Period. Excluding the revenue of GES, revenue for the aggregated Successor Period and the 2018 Predecessor Period would have been $102.2 million. The increase was primarily driven by strong well testing and logging activity in Saudi Arabia and Iraq.

Cost of services. Cost of services was $249.2 million for the Successor Period, $104.2 million for the 2018 Predecessor Period and $200.1 million for the 2017 Predecessor Period. Cost of services as a percentage of total revenue was 71%, 76% and 74% for the Successor Period, 2018 Predecessor Period, and 2017 Predecessor Period, respectively. The change in trend is due mainly to revenue mix between business lines with lower and higher margins. Cost of services included depreciation of $33.0 million, $17.3 million and $37.8 million for the Successor Period, 2018 Predecessor Period and the 2017 Predecessor Period, respectively.

Gross profit. Gross profit as a percentage of total revenue in the Successor Period, the 2018 Predecessor Period and the 2017 Predecessor Period was 29%, 24% and 26%, respectively. The change in trend is described above.

Selling, general and administrative expense. Selling, general and administrative (“SG&A”) expense, which represents costs associated with managing and supporting our operations, was $36.7 million, $20.0 million and $30.3 million for the Successor Period, 2018 Predecessor Period and the 2017 Predecessor Period, respectively. As a percentage of revenue, SG&A expenses was 11%, 15% and 11% of revenue, respectively. The reduction of expenses as percentage of revenue for the Successor Period is primarily due to integration cost savings realized following the Business Combination, along with revenue growth.

Amortization expense. Amortization expense was $9.4 million, negligible and $0.6 million for the Successor Period, 2018 Predecessor Period and the 2017 Predecessor Period, respectively. Amortization expense dropped significantly during the 2018 Predecessor Period as a result of legacy contract intangibles being fully amortized during 2017. The increase in the Successor Period amortization was driven mainly by recording the valuation of our acquired intangible assets resulting from the Business Combination.

Interest expense, net. Interest expense, net, was $14.4 million, $4.1 million and $6.7 million for the Successor Period, 2018 Predecessor Period and the 2017 Predecessor Period, respectively. The relative increase in trend was attributable to both higher LIBOR rates and higher fixed interest charges on the Murabaha bank loan, in addition to incremental interest charges arising on our bridge loan facility which was drawn down in early February 2018 and the Hana Loan which was incurred during the Successor Period to finance a portion of the consideration for the Business Combination.

Other (expense) income, net. Other (expense) income, net, was $5.4 million, $0.4 million and ($0.6) million for the Successor Period, 2018 Predecessor Period and the 2017 Predecessor Period, respectively. Other expenses decreased due to higher legal fees incurred during 2017 in connection with the renewal of bank facilities. Other income of $5.7 million was recorded in the Successor Period as a result of equity stock earn-out on purchase price consideration to previous shareholders.

Income tax. Income tax expense was $9.4 million for the Successor Period compared to $2.3 million for the 2018 Predecessor Period and $4.6 million for the 2017 Predecessor Period. The increase is primarily related to a change in the tax applied in Saudi Arabia (changing from Zakat to a Corporate Tax regime) as well as additional business in Oman where the inclusion of GES in the 2018 Successor Period has significantly increased our presence. See Note 16, Income taxes, to our consolidated financial statements included in Item 18, “Financial Statements” of this Annual Report.

Net income. Net income was $35.0 million, $6.7 million and $28.4 million for the Successor Period, 2018 Predecessor Period and the 2017 Predecessor Period, respectively.

2017 Predecessor Period compared to 2016 Predecessor Period

The following table presents our consolidated income statement data for the periods indicated:

	Year Ended December 31, 2017	Year Ended December 31, 2016
	In Thousand $	In Thousand $
Description	Predecessor

Revenues	$271,324	$224,115
Cost of services	(200,149)	(157,382)
Gross profit	71,175	66,733
Selling, general and administrative expense	(30,336)	(25,954)
Amortization	(607)	(19,293)
Property, plant, & equipment impairment	-	(3,370)
Operating income	40,232	18,116
Interest expense, net	(6,720)	(5,677)
Other income (expense), net	(573)	(1,441)
Income before income tax	32,939	10,998
Income tax expense	(4,586)	(2,648)
Net income	$28,353	$8,350

Revenue. Revenue was $271.3 million for the 2017 Predecessor Period, compared to revenue of $224.1 million for the 2016 Predecessor Period.

The table below presents our revenue by segment for the periods indicated:

	Year Ended December 31, 2017	Year Ended December 31, 2016
	In Thousand $	In Thousand $
Description	Predecessor

Production services	$228,763	$190,990
Drilling and evaluation services	42,561	33,125
Total	271,324	224,115

Production Services revenue was $228.8 million for the 2017 Predecessor Period, compared to revenue of $191.0 million for the 2016 Predecessor Period. The increase in revenue was primarily due to higher onshore and offshore activity in Saudi Arabia, Qatar, Algeria and Iraq.

Drilling and Evaluation Services revenue was $42.6 million for the 2017 Predecessor Period, compared to revenue of $33.1 million for the 2016 Predecessor Period. The increase was primarily driven by strong well testing and logging activity in Saudi Arabia and Iraq.

Cost of services. Cost of services was $200.1 million for the 2017 Predecessor Period and $157.4 million for the 2016 Predecessor Period. Cost of services as a percentage of total revenue was 74% and 70% for the 2017 Predecessor period and the 2016 Predecessor Period, respectively. The increase in cost of services as a percentage of revenue was largely due to the full year impact of pricing erosion resulting from discounts granted to customers during 2016 which were effective for the full period of 2017. Cost of services includes depreciation of $37.8 million and $33.0 million for the 2017 Predecessor Period and 2016 Predecessor Period, respectively.

Amortization and impairment expense. Amortization and impairment expense was $0.6 million and $22.6 million for the 2017 Predecessor Period and 2016 Predecessor Period, respectively. The decrease in amortization expense of $18.7 million was largely due to a lower cost of amortization of acquired customer contracts which were fully amortized in 2017.

Selling, general and administrative expense. SG&A expense was $30.3 million and $26.0 million for the 2017 Predecessor Period and the 2016 Predecessor Period, respectively. As a percentage of revenue, SG&A expense was 11% and 12% of revenue for the 2017 Predecessor Period and the 2016 Predecessor Period, respectively. The reduction of expenses as percentage of revenue is primarily due to revenue growth offset by an increase in cost to support the higher activity levels.

Interest expense, net. Interest expense, net, was $6.7 million and $5.7 million in the 2017 Predecessor Period and 2016 Predecessor Period, respectively. The increase was largely attributable to both an increase in LIBOR rates as well as a higher fixed interest charge on the bank loan.

Other (expense) income, net. Other (expense) income, net, was an expense of $0.6 million and an expense of $1.4 million for the 2017 Predecessor Period and the 2016 Predecessor Period, respectively. The decrease is largely due to higher income from disposal of fixed assets combined with lower bank charges in 2017.

Net income. Net income was $28.4 million and $8.4 million for the 2017 Predecessor Period and the 2016 Predecessor Period, respectively. The increase in net income was due to an increase in the gross margin generated as a result of higher activity combined with lower amortization cost in the current year.

Supplemental Segment EBITDA Discussion

Our management uses segment EBITDA as its principal measure of segment operating performance (in thousands).

	Successor (NESR)	Predecessor (NPS)
Reportable Segment	Period from June 7 to December 31, 2018	Period from January 1, 2018 to June 6, 2018	Period from January 1 to December 31, 2017	Period from January 1 to December 31, 2016

Production Services	77,482	36,836	81,780	72,138
Drilling and Evaluation Services	32,782	3,267	4,952	7,245

Production Services EBITDA was $77.5 million for the 2018 Successor Period and $36.8 million for the 2018 Predecessor Period, or $114.3 million in total, as compared to $81.8 million for the 2017 Predecessor Period. The increase in segment EBITDA was due primarily to higher coil tubing activity in Saudi, Qatar, Iraq and the United Arab Emirates. Production Services EBITDA for the 2017 Predecessor Period and the 2016 Predecessor Period was $81.8 million and $72.1 million, respectively. The increase was in line with higher coil tubing and cementing activities as described above.

Drilling and Evaluation Services EBITDA was $32.8 million for the 2018 Successor Period and $3.3 million for the 2018 Predecessor Period, or $36.0 million in total, as compared to $4.9 million for the 2017 Predecessor Period. The increase in segment EBITDA was driven by strong well testing activities in Saudi and Iraq. Drilling and Evaluation Services EBITDA for the 2017 Predecessor Period and the 2016 Predecessor Period was $4.9 million and $7.2 million, respectively. The decrease in EBITDA margins was largely attributable to pricing discounts for testing services combined with the delayed start-up of drilling rig operations from a legacy joint venture in Oman. The increase in EBITDA margins in the aggregated Successor Period and the 2018 Predecessor Period was due to stronger activity levels combined with the growth in higher margin evaluation services.

Critical Accounting Policies and Estimates

We have defined a critical accounting estimate as one that is both important to the portrayal of either our financial condition or results of operations and requires us to make difficult, subjective or complex judgments or estimates about matters that are uncertain. We believe that the following are the critical accounting estimates used in the preparation of our consolidated financial statements. There are other items within our consolidated financial statements that require estimation and judgment, but they are not deemed critical as defined above. This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included in this Annual Report.

Goodwill

Goodwill is the excess cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. The goodwill relating to each reporting unit is tested for impairment annually as well as when an event, or change in circumstances, indicates an impairment may have occurred.

Goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require. We perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount. If we determine, as a result of its qualitative assessment, that it is not more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, no further testing is required. If we determine, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, a goodwill impairment assessment is performed using a two-step, fair value-based test. Under the first step, goodwill is reviewed for impairment by comparing the carrying value of the reporting unit’s net assets (including allocated goodwill) to the fair value of the reporting unit. The fair value of the reporting units is determined using a discounted cash flow approach.

Determining the fair value of a reporting unit requires judgment and the use of significant estimates and assumptions. Such estimates and assumptions include revenue growth rates, discount rates operating margins, weighted average costs of capital, market share and future market conditions, among others. If the reporting unit’s carrying value is greater than its fair value, a second step is performed whereby the implied fair value of goodwill is estimated by allocating the fair value of the reporting unit in a hypothetical purchase price allocation analysis. If the amount of goodwill resulting from this hypothetical purchase price allocation is less than the carrying value of the reporting unit’s goodwill, the recorded carrying value of goodwill is written down to the implied fair value.

Intangible assets

Our intangible assets with finite lives consist of customer contracts and trademarks and trade names acquired in connection with the Business Combination. The cost of intangible assets with finite lives is amortized over the estimated period of economic benefit, ranging from eight to 10 years. Asset lives are adjusted whenever there is a change in the estimated period of economic benefit. No residual value has been assigned to these intangible assets.

Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. These conditions may include a change in the extent or manner in which the asset is being used or a change in future operations. We assess the recoverability of the carrying amount by preparing estimates of future revenue, margins, and cash flows. In reviewing for impairment, the carrying value of such assets is compared to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. If such cash flows are not sufficient to support the asset’s recorded value, an impairment charge is recognized to reduce the carrying value of the asset to its estimated fair value. The determination of future cash flows as well as the estimated fair value of assets involves significant estimates on the part of management. If there is a material change in economic conditions or other circumstances influencing the estimate of future cash flows or fair value, we could be required to recognize impairment charges in the future. Fair value of these assets may be determined by a variety of methodologies, including discounted cash flow models.

Revenue recognition

Our revenues are generated principally from providing services and the related equipment. Revenues are recognized when the services are rendered and collectability is reasonably assured. Revenues from services and equipment are based on fixed or determinable priced purchase orders or contracts with the customer and do not include the right of return. Rates for services and equipment are priced on a per day, per unit of measure, per man hour or similar basis. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of income. Services performed but not billed at the end of the reporting period are classified as unbilled revenues. The unbilled revenues for services performed are calculated based on the rates stated in the purchase orders or contracts with the customers. Unbilled revenues are typically billed upon customer approval and generally billed and collected within one to three months depending on the nature of customer contract.

Income taxes

Income tax expense represents the sum of current tax and deferred tax. Interest and penalties relating to income tax are also included in the income tax expense. Income tax is recognized in the statements of operations, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the related tax is recognized in other comprehensive income or directly in equity. Current tax is based on the taxable profit for the period. Taxable profit differs from net profit as reported in the statements of operations because it is determined in accordance with the rules established by the applicable taxation authorities. It therefore excludes items of income or expense that are taxable or deductible in other periods as well as items that are never taxable or deductible. Our liability for current tax is calculated using tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided, using the liability method, on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognized for all taxable temporary differences except:

●	where the deferred tax liability arises on the initial recognition of goodwill;

●	where the deferred tax liability arises on the initial recognition of an asset or liability in a transaction that is not a Business Combination and, at the time of the transaction, affects neither accounting profit nor taxable profit or loss; and

●	In respect of taxable temporary differences associated with investments in subsidiaries and associates and interests in joint arrangements, where we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized except where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit or loss. In respect of deductible temporary differences associated with investments in subsidiaries and associates and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

The computation of our income tax expense and liability involves the interpretation of applicable tax laws and regulations in many jurisdictions throughout the world. The resolution of tax positions taken by us, through negotiations with relevant tax authorities or through litigation, can take several years to complete and in some cases it is difficult to predict the ultimate outcome. Therefore, judgment is required to determine provisions for income taxes. In addition, we have carry-forward tax losses and tax credits in certain taxing jurisdictions that are available to offset against future taxable profit. However, deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available against which the unused tax losses or tax credits can be utilized. Management judgment is exercised in assessing whether this is the case and estimates are required to be made of the amount of future taxable profits that will be available.

Recently Issued Accounting Pronouncements

Please refer to Note 3 to our consolidated financial statements included in Item 18, “Financial Statements” of this Annual Report for a discussion of recent accounting pronouncements and their anticipated impact.

B. LIQUIDITY AND CAPITAL RESOURCES

Our objective in financing our business is to maintain sufficient liquidity, adequate financial resources and financial flexibility to fund the requirements of our business. We had cash and cash equivalents of $24.9 million as of December 31, 2018 (Successor) and $24.5 million as of December 31, 2017 (Predecessor). Our outstanding long-term debt was $225.2 million as of December 31, 2018 (Successor) and $147.0 million as of December 31, 2017 (Predecessor). We believe that our cash on hand, cash flows generated from operations, and liquidity available through our credit facilities, including recently drawn facilities, will provide sufficient liquidity to manage our global cash needs. See “Capital Resources” below.

Cash Flows

(in thousands)	Period from June 7 to December 31, 2018	Period from January 1 to June 6, 2018	Year ended December 31, 2017	Year ended December 31, 2016
	Successor	Predecessor	Predecessor	Predecessor
Cash Provided by (used in):
Operating Activities	$40,840	$20,826	$83,193	$78,896
Investing Activities	(66,588)	(7,916)	(52,042)	(62,753)
Financing Activities	50,594	(5,740)	(32,138)	(16,802)
Effect of exchange rate changes on cash	-	(16)	(45)	1,299

Net change in cash and cash equivalents	$24,846	$7,154	$(1,032)	$640

Operating Activities

Cash flows from operating activities, aggregating the Successor Period and the 2018 Predecessor Period were $61.7 million compared to $83.1 million for the 2017 Predecessor Period. Cash flows from operating activities decreased by $21.5 million in the aforementioned 2018 periods compared to the 2017 Predecessor Period, primarily due to movements in components of working capital and adjustments to reconcile net income to net cash provided by operating activities.

Investing Activities

Cash flows from investing activities, aggregating the Successor Period and the 2018 Predecessor Period, used cash of $74.5 million compared to $52.0 million for the 2017 Predecessor Period primarily due to the effect of the Business Combination as well as incremental capital expenditures in the aforementioned 2018 periods as compared to the 2017 Predecessor Period. Our principal recurring investing activity is the funding of capital expenditures to ensure that we have the appropriate levels and types of machinery and equipment in place to generate revenue from operations.

Financing Activities

Cash flows from financing activities, aggregating the Successor Period and the 2018 Predecessor Period, provided cash of $44.8 million compared to cash used of $32.1 million for the 2017 Predecessor Period, primarily due to net proceeds from share issuances of $28.9 million and a reduction in dividends paid of $48.2 million.

Credit Facilities

As of and after December 31, 2018, we had the following principal credit facilities and instruments outstanding or available:

Hana Loan and Modified Hana Loan agreements

In connection with the Business Combination, on June 5, 2018, NESR entered into the Hana Loan with Hana Investments pursuant to which NESR borrowed $50.0 million on an unsecured basis. The Hana Loan had a scheduled maturity date of December 17, 2018 and was interest bearing, accruing interest at the greater of (i) an amount equal to $4.0 million or prorated if the loan was prepaid; and (ii) at a rate per annum equal to one-month Intercontinental Exchange LIBOR, adjusted monthly on the first day of each calendar month, plus a margin of 2.25% payable on maturity or prepaid. The interest was payable in NESR ordinary shares or cash at the election of the lender. The loan was subject to an origination fee of $0.6 million payable in NESR ordinary shares at $11.244 per share, which resulted in the issuance of 53,362 shares at closing of the Business Combination.

During 2018, the Company paid $44 million for both principal and interest in cash on the Hana Loan and entered into an extension (the “Modified Hana Loan”) for the balance of the loan which was fully repaid with cash during January 2019. The terms and conditions contained in the Hana Loan remained unchanged in the Modified Hana Loan. As a result of the modification, the Company had an outstanding balance of $10.0 million as of December 31, 2018.

$150 million Murabaha facility

NPS entered into a syndicated Murabaha facility (the “NPS Murabaha Credit Facility”) for $150.0 million. Murabaha is an Islamic financing structure where a set fee is charged rather than interest. This type of loan is legal in Islamic countries as banks are not authorized to charge interest on loans; therefore, banks charge a flat fee for continuing daily operations of the bank in lieu of interest.

The NPS Murabaha Credit Facility is from a syndicate of three commercial banks. The NPS Murabaha Credit Facility is repayable in quarterly installments ranging from $1.1 million to $57.9 million, commencing from August 1, 2019, with the last installment due on May 28, 2025. The NPS Murabaha Credit Facility carries a stated interest rate of three months LIBOR plus a fixed profit margin of 3.25% per annum. As of December 31, 2018, this results in an interest rate of 5.79%. The NPS Murabaha Credit Facility was partially secured by personal guarantee of one individual shareholder on a pro-rata basis with his shareholding percentage. Letters of awareness were executed by NPS shareholders as credit support for the NPS Murabaha Credit Facility. Effective upon closing of the Business Combination, the Company executed guarantees of the borrowings outstanding and additional borrowings under the NPS Murabaha Credit Facility.

The NPS Murabaha Credit Facility contains certain covenants, which, among other things, require the maintenance of a total debt-to-total capitalization ratio, restrict certain merger transactions or the sale of all or substantially all of NPS’ assets or a significant subsidiary of NPS and limit the amount of NPS’ subsidiary indebtedness. Upon the occurrence of certain events of default, NPS’ obligations under the NPS Murabaha Credit Facility may be accelerated. Such events of default include payment defaults to lenders under the NPS Murabaha Credit Facility, covenant defaults and other customary defaults.

In addition to the NPS Murabaha Credit Facility of $150.0 million, the lenders have also extended a working capital funded facility of $50.0 million for refinancing our letters of credit over a period of one year, which carry an interest equal three-month U.S Dollar LIBOR for the applicable interest period, plus a margin of 1.50% per annum. At December 31, 2018, we had drawn $31.0 million under this working capital facility and the balance of $19.0 million was available to us.

APICORP loan

NPS entered into a $50.0 million term loan facility on February 4, 2018 with Arab Petroleum Investors Corporation (“APICORP”), which was repaid on July 3, 2018.

A new bilateral term loan facility for $50.0 million was obtained from APICORP by the Company on July 3, 2018. This facility was obtained to support investments and general business purposes for a period of four years and is repayable in 16 equal quarterly installments of $3.1 million, commencing from September 3, 2018, with the last installment due on May 3, 2022. $46.9 million of this loan was outstanding at December 31, 2018. The facility carries a stated interest rate of three months LIBOR plus the fixed interest of 2.75% per annum. As of December 31, 2018, this results in an interest rate of 5.46%. The Company has provided a corporate guarantee for the facility.

Costs incurred to obtain financing are capitalized and amortized using the effective interest method and netted against the carrying amount of the related borrowing.

The facility contains covenants which include, among others, certain financial ratios to be maintained at the NPS level, including a gearing ratio of 1.5:1. The gearing ratio is calculated as all of NPS’s debt divided by NPS’ total equity and debt.

SABB bilateral term facility of $50.0 million

On July 9, 2018, the Company’s subsidiary, National Petroleum Technology Company (“NPT KSA”), entered into a Bilateral Term Loan Facility (the “NPT KSA Facility”) for Saudi Riyals (“SAR”) 187.5 million ($50.0 million), of which SAR 93.75 million ($25.0 million) was drawn on July 9, 2018, and the remaining SAR 93.75 million ($25 million) was drawn on August 27, 2018.

The NPT KSA Facility was obtained from Saudi Arabian British Bank (“SABB”) for a period of four years. The facility is repayable in 15 equal quarterly installments of SAR 12.5 million ($3.3 million), commencing from September 9, 2018 with the last installment due on March 9, 2022. $43.3 million of this loan was outstanding at December 31, 2018.

The NPT KSA Facility carries a stated interest rate of three months Saudi Arabian Interbank Offered Rate (“SAIBOR”) plus fixed interest of 2.75% per annum. SAIBOR is a daily reference rate, published by the Saudi Arabian Monetary Authority, based on the averaged interest rates at which Saudi banks offer to lend unsecured funds to other banks in the Saudi Riyal wholesale money market (or interbank market). As of December 31, 2018, this results in an interest rate of 5.73%. Certain subsidiaries of NPS provided a corporate guarantee of the facility.

Costs incurred to obtain financing are capitalized and amortized using the effective interest method and netted against the carrying amount of the related borrowing.

The NPT KSA Facility contains covenants which include, among others, certain financial ratios to be maintained at NPT KSA level, including a gearing ratio of 3:1. The gearing ratio is calculated as all NPT KSA’s debt divided by the NPT KSA’s total equity and debt. In addition to the SABB bilateral term facility of $50.0 million, SABB has also extended a working capital funded facility of $14.7 million for refinancing our letters of credit over a period of one year, which carry an interest equal to one-year SAIBOR, plus a margin of 2.0% per annum. At December 31, 2018, we had drawn $8.6 million under this working capital facility and $6.1 million was available.

Term loan from Ahli Bank

GES has a term loan of $4.3 million from Ahli Bank. This balance is repayable in nine quarterly installments commencing seven months from the first drawdown until December 2019 and carries interest at the rate three-month LIBOR plus 4% per annum. $2.3 million of this term loan was outstanding at December 31, 2018. This term loan has covenants which include, among others, certain financial ratios to be maintained, including maintaining a minimum debt service coverage ratio of 1.25. The outstanding amount of $2.3 million was included as short term at December 31, 2018.

NBO loans

GES has a bank term loan with National Bank of Oman (“NBO”) in the amount of $60.0 million (“Tranche A”). At December 31, 2018, the outstanding amount on the Tranche A was $23.3 million. Tranche A carries interest at the rate of LIBOR plus 3.50% per annum and is repayable in quarterly installments, commencing six months from the drawdown in 18 equal installments until September 2020. Of the outstanding amount of $23.3 million, $10.0 million was included in long term debt and $13.3 million was included as short term at December 31, 2018.

During 2017, GES obtained a new term loan facility from NBO in the amount of $20.0 million (“Tranche B”). $4.9 million of this loan was outstanding at December 31, 2018. Tranche B is repayable in equal quarterly installments commencing 18 months from the first drawdown until June 2022. Of the outstanding amount of $4.9 million, $3.8 million was included in long term debt and $1.1 million was included as short term at December 31, 2018.

Tranche A and Tranche B contain covenants which include, among others, certain financial ratios to be maintained by GES, which include maintaining a minimum debt service coverage ratio of 1.25.

Working capital funded facilities including overdraft, bill discounting and loan against trust receipts facility carry an interest equal to U.S. Dollar LIBOR for the applicable interest period, plus a margin of 3.50% per annum, and the bank overdraft carries an interest rate of LIBOR plus 3.5% subject to a floor level of 5%. At December 31, 2018, we had drawn $15.8 million under this working capital facility and $19.2 million was available.

Capital Resources

In the next twelve months, we believe cash on hand, cash flows from operating activities and available credit facilities, including at our subsidiaries, will provide us with sufficient capital resources and liquidity to manage our working capital needs, meet contractual obligations, fund capital expenditures, and support the development of our short-term operating strategies. If necessary, we may use those options to fund cash needs in another country in which we operate, in excess of the cash generated in those specific countries.

We plan to pursue strategic acquisitions as an element of our business strategy. The timing, size or success of any acquisition and the associated potential capital commitments are unpredictable and uncertain. We may seek to fund all or part of any such acquisition with proceeds from debt or equity issuances, or a combination thereof, or may issue equity directly to the sellers. Our ability to obtain capital for strategic acquisitions will depend on our future operating performance, financial condition and, more broadly, on the availability of equity and debt financing. Capital availability will be affected by prevailing conditions in our industry, the global economy, the global financial markets and other factors, many of which are beyond our control. In addition, any additional debt service requirements we take on could be based on higher interest rates and shorter maturities and could impose a significant burden on our results of operations and financial condition, and the issuance of additional equity securities could result in significant dilution to our shareholders.

Other Factors Affecting Liquidity

Guarantee agreements. In the normal course of business with customers, vendors and others, we have entered into off-balance sheet arrangements, such as surety bonds for performance, and other bank issued guarantees, including cash margin guarantees, which totaled $41.4 million and $36.7 million as of December 31, 2018 and 2017, respectively. A liability is accrued when a loss is both probable and can be reasonably estimated. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on our consolidated financial statements. See Item 5E, “Off-Balance Sheet Arrangements” for more information.

Customer receivables. In line with industry practice, we bill our customers for our services in arrears and are, therefore, subject to our customers delaying or failing to pay our invoices. In weak economic environments, we may experience increased delays and failures to pay our invoices due to, among other reasons, a reduction in our customers’ cash flow from operations and their access to the credit markets as well as unsettled political conditions. If our customers delay paying or fail to pay us a significant amount of our outstanding receivables, it could have a material adverse effect on our liquidity, consolidated results of operations and consolidated financial condition. Over 70% of our revenue is attributable to four major oil company customers. Two of our largest customers, Saudi Aramco and PDO, are owned by the governments of Saudi Arabia and Oman, respectively. It is customary for Saudi Aramco to delay payments of a portion (10%) of receivables until all taxes due within the country are fully paid and settled.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We own and control a variety of intellectual property, including but not limited to proprietary information and software tools and applications that, in the aggregate, are material to our business. No individual instance of intellectual property is material to the Company.

D. TREND INFORMATION

Global E&P Trends and Oil Prices

See “– Global E&P Trends and Oil Prices” included in Item 5A. “Operating Results”.

E. OFF-BALANCE SHEET ARRANGEMENTS

The Company has outstanding letters of credit amounting to $10.3 million and $9.1 million as of December 31, 2018 and 2017, respectively.

In the normal course of business with customers, vendors and others, the Company has entered into off-balance sheet arrangements, such as surety bonds for performance, and other bank issued guarantees, , which totaled $41.4 million and $36.7 million as of December 31, 2018 and December 31, 2017, respectively. A liability is accrued when a loss is both probable and can be reasonably estimated. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on our consolidated financial statements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below summarizes the payments due by fiscal year for our outstanding contractual obligations as of December 31, 2018. Certain amounts included in this table are based on our estimates and assumptions about these obligations, including their duration, anticipated actions by third parties and other factors. The contractual cash obligations we will actually pay in future periods may vary from those reflected in the table because the estimates and assumptions are subjective.

Payments Due by Period
		Less than	1 – 3	3 – 5	More than
(In thousands)	Total	1 year	years	years	5 years
Estimated principal payments(1)	$270,822	$45,093	$45,060	$37,266	$143,403
Estimated interest payments (2)	65,235	14,983	13,514	11,527	25,211
Operating leases (3)	21,705	5,505	4,493	3,099	8,608
Financial lease obligations (4)	49	49	-	-	-
Purchase obligations (5)	39,193	39,193	-	-	-
Employees’ end of service benefits (6)	25,398	2,876	8,282	2,430	11,810
Short-term debt (7)	31,817	31,817	-	-	-
Letter of guarantee (8)	41,370	24,590	6,480	1,900	8,400
Total	$495,589	$164,106	$77,829	$56,222	$197,432

(1) Amounts represent the cash payments for the principal amounts related to our debt. Amounts for debt do not include any unamortized discounts or deferred issuance costs. Cash payments for interest are excluded from these amounts.

(2) Amounts represent the cash payments for interest on our debt.

(3) Amounts represent the future minimum payments under non-cancelable operating leases with initial or remaining terms of one year or more. We enter into operating leases, some of which include renewal options; however, we have excluded renewal options from the table above unless it is anticipated that we will exercise such renewals.

(4) The amounts represent finance leases for funding of non-revenue generating assets such as vehicles and IT equipment.

(5) Purchase obligations include capital improvements as well as agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Although these contractual obligations are considered enforceable and legally binding, the terms generally allow us the option to reschedule and adjust the requirements based on business needs prior to the delivery of goods.

(6) Amount represents the expected payments of employees’ end of service benefits.

(7) Amount represents borrowings under the bank credit facility and relating to outstanding letters of credit at December 31, 2018.

(8) Represents performance related guarantees provided by us under customer contracts. A performance guarantee requires us to meet certain financial obligations only in the event of default of specified contract terms and conditions. The guarantees shown above include performance bonds and bid/tender bonds.

G. SAFE HARBOR

See “Forward-Looking Statements” in this Annual Report for additional information.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Senior Management

We rely on the senior management of our principal operating subsidiaries to manage our business. Our senior management team is responsible for the day-to-day management of our operations. Members of our senior management are appointed from time to time by vote of the Board of Directors and hold office until a successor is elected and qualified. The current members of our senior management are:

Name	Age	Position
Sherif Foda	49	Chief Executive Officer and Chairman of the Board
Melissa Cougle	42	Chief Financial Officer

Sherif Foda has served as our Chief Executive Officer and Chairman since our inception. He has more than 25 years of professional experience in the oil and gas industry working for Schlumberger Limited (NYSE: SLB) (“Schlumberger”) around the world, particularly in the Middle East, Europe and the US. From June 2016 to January 2018, he served as Senior Advisor to the Chairman of Schlumberger. From July 2013 through June 2016, he served as an officer and the President of the Production Group of Schlumberger. From June 2011 to June 2013, he served as the President of Schlumberger Europe and Africa, based in Paris. From June 2009 to June 2011, he served as Schlumberger’s Vice President and Managing Director of the Arabian market: Saudi Arabia, Kuwait and Bahrain, based in Dhahran from July 2007 to May 2009, he served as Schlumberger’s Worldwide Vice President for Well Intervention, based in Houston. From 2005 to 2007, he was Schlumberger’s Vice President for Europe, Caspian and Africa, based in Paris. From 2002 to 2005, he served as the Managing Director of Schlumberger in Oman, based in Muscat. In 2001, he served as Schlumberger’s Operations Manager for UAE, Qatar and the Arabian Gulf, based in Abu Dhabi. He started his career in 1993 with Schlumberger, working on the offshore fields in the Red Sea, then transferred to Germany for two years, then served as the general manager of operations in Eastern Europe countries (mainly Poland, Lithuania, Romania and Hungary). Prior to working in the oil and gas industry, he worked in the information technology and computer industry for two years in Egypt. Mr. Foda is a board member of Energy Recovery, Inc. (Nasdaq: ERII), a technology company based in California. He also serves on the Board of Trustees of Awty International School in Houston and is a board member for Al Fanar Venture philanthropy in London.

We believe that Mr. Foda is qualified to serve on our Board of Directors because of his extensive experience in the oil and gas industry, including approximately 25 years with Schlumberger and his extensive oil field services industry experience throughout the MENA region and globally as an executive and board member.

Melissa Cougle was appointed as Chief Financial Officer in June 2018. Ms. Cougle has 16 years of experience as a finance professional in the oil field services sector. Prior to joining NESR, she worked for Ensco plc, a global offshore drilling contractor, where she most recently served as Vice President-Integration having responsibility for global integration activities. Prior to that role, Ms. Cougle served as Vice President-Treasury where she was responsible for all capital management activities. During her career, Ms. Cougle served in various roles at Ensco and its predecessors including: Director-Finance and Administration, Director-Internal Audit, Director-Management Reporting and Financial Systems, and Director-Corporate Accounting. Her tenure at Ensco brought her deep knowledge in the industry and capital markets. Her career began with six years’ experience as a Manager in the audit and consulting practices of Arthur Andersen LLP and Protiviti where she gained exposure to multiple industries. Ms. Cougle is a Certified Public Accountant in the State of Texas and graduated from Louisiana State University.

Board of Directors

Our board of directors is currently divided into two classes, Class I and Class II, with only one class of directors being elected in each year and each class serving a two-year term. Class I Director seats will next be up for election by shareholders at the annual general meeting in 2020; and the Class II Director seats will be up for election by shareholders at the annual general meeting in 2019. Set forth below are the names, ages and positions of each of the individuals who serve as directors of NESR:

Name	Age	Class	Position
Sherif Foda	49	II	Executive Chairman of the Board and Chief Executive Officer
Antonio J Campo Mejia	61	I	Lead Director
Nadhmi Al-Nasr	63	I	Director
Salem Al Noaimi (1)	43	I	Director
Hala Zeibak (2)	38	I	Director
Andrew Waite (3)	58	I	Director
Adnan Ghabris (1)	57	II	Director
Thomas D. Wood	61	II	Director

(1) Al Nowais Investments LLC (“ANI”) and NESR SPV Ltd, a Cayman company, separately are entitled to nominate one director each to the board for so long as they or their affiliates hold at least 50% of the NESR ordinary shares acquired pursuant to the Business Combination.

(2) Competrol is entitled to nominate one director to the board for so long as it and its affiliates collectively hold at least 6,879,225 NESR ordinary shares.

(3) SV3 Holdings, Pte Ltd (“SV3”) is entitled to nominate one director to the board for so long as it or its affiliates hold at least 60% of the NESR ordinary shares acquired pursuant to the Business Combination.

Antonio J. Campo Mejia, who has been an independent director since May 12, 2017, and is the Lead Director of the Board. Mr. Campo Mejia has been a non-executive director of the Supervisory Board of Fugro N.V. (Euronext: FUR), a company providing geotechnical, survey, subsea and geosciences services, since 2014 and Vice-Chairman of Basin Holdings, a global holding company focused on providing products and services to energy and industrial customers since 2012. From 2012 to 2013, Mr. Campo Mejia served as non-executive director at Integra Group, an oilfield services company, mainly active in Russia and the Commonwealth of Independent States and served as its Chief Executive Officer from 2009 to 2012. Mr. Campo Mejia also served as non-executive director at Basin Supply LP, Basin Tools LP and Basin Energy Services LP from 2009 to 2014. Prior to that, Mr. Campo Mejia spent 28 years of his professional career at Schlumberger, one of the world’s leading oilfield services company, in a multitude of senior management positions in different parts of the world. In his various roles with Schlumberger, Mr. Campo Mejia served as the President of Latin America for Oilfield Services and President of Europe & Africa and was the President of Schlumberger’s Integrated Project Management business responsible for the worldwide operations in this service line. Prior to that, Mr. Campo Mejia served as Director of Personnel for the Reservoir Management Group in Houston, Texas and Vice President of Oilfield Services Latin America South managing a full range of services in the region. In his career prior to 1997, Mr. Campo Mejia held a number of senior management and technical positions in Schlumberger’s wireline business. Mr. Campo Mejia received his bachelor’s degree in Electronic Engineering from Pontificia Universidad Javeriana in 1980.

We believe that Mr. Campo Mejia is qualified to serve on our Board of Directors because of his extensive experience in the oil and gas industry and his experience as an executive in oilfield services and board member of multinational companies.

Nadhmi Al-Nasr was elected to the Board as of June 6, 2018 and is an independent director. Mr. Al-Nasr is the Chief Executive Officer of NEOM, Saudi Arabia’s megacity project; and the Interim President and Executive Vice President, Administration and Finance of the King Abdullah University of Science and Technology (KAUST). Mr. Al-Nasr has been associated with KAUST from its inception in 2006 and was instrumental in its development as a state-of-the-art campus which opened its doors in 2009. Previously, Mr. Al-Nasr held several positions at Saudi Aramco, including Manager of the Shaybah Development Program, a mega-project built in one of harshest environments in Saudi Arabia. The project is widely regarded as one of Saudi Aramco’s most ambitious and successful ventures. Mr. Al-Nasr also managed the largest oilfield in the world, Ghawar oilfield, for Saudi Aramco, and ensured the Kingdom’s ability to fill the production gap caused by the loss of oil output from Iraq and Kuwait during the Gulf War. Mr. Al-Nasr has also led Saudi Petroleum Overseas Ltd. London, as its Managing Director and has served as Executive Director of Community Services for Saudi Aramco. In 2014, Mr. Al-Nasr was appointed by royal decree to serve as a member of the Supreme Economic Council and was also appointed as a member of the Board of Trustees of the King Abdulaziz Centre for National Dialogue. In March 2017, Mr. Al-Nasr was appointed as Interim President of King Abdullah Petroleum Studies and Research Center (KAPSARC), in addition to his roles as Interim President and EVP at KAUST. In August 2018, Mr. Al-Nasr was appointed as the CEO of NEOM project. Mr. Al-Nasr graduated with a Bachelor’s degree in Chemical Engineering from the King Fahd University of Petroleum and Minerals in 1978.

We believe that Mr. Al-Nasr is qualified to serve on our Board of Directors because of his extensive experience in the oil exploration and production industry and his experience with the largest oil & gas company in the world as well as leading large projects such as KAUST and NEOM.

Salem Al Noaimi was elected to the Board as of June 6, 2018 and is an independent director. Mr. Al Noaimi is Waha Capital’s Chairman of the Board. Previously, Mr. Al Noaimi served as Waha Capital’s Chief Executive Officer & Managing Director from 2009 until March 2018.  He has also served as the Deputy CEO of Waha Capital, and CEO of Waha Leasing. Earlier in his career, Mr. Al Noaimi held various positions at Dubai Islamic Bank, the UAE Central Bank, the Abu Dhabi Fund for Development, and Kraft Foods. Mr. Al Noaimi holds a number of board positions with large public and private companies. He is Chairman of Seha, Dunia Finance and Anglo Arabian Healthcare. He is also a board member of New York-listed AerCap Holdings. Mr. Al Noaimi holds a degree in Finance and International Business from Northeastern University in Boston, USA.

We believe that Mr. Al Noaimi is qualified to serve on our Board of Directors because of his extensive experience in investing in the MENA region as well as his experience as a Chairman and Chief Executive Officer of a publicly listed company.

Hala Zeibak, who has been an independent director since May 12, 2017, is director of investments at Olayan Europe Limited, the investment advisory arm of The Olayan Group for the United Kingdom, Europe and Asia. The Olayan Group is a private multinational enterprise with a managed portfolio of international investments and diverse commercial and industrial operations in the Middle East. Ms. Zeibak joined The Olayan Group in July 2005 and initially worked at Olayan America in New York. She transferred to Olayan Europe in London in January 2011. Ms. Zeibak’s focus is on public and private equity investments primarily in the energy and affiliated sectors, including oil, gas, power, commodities and industrials. She is a member of the Oxford Energy Policy Club. Ms. Zeibak received a BA in Economics from Tufts University in 2003, graduating Summa Cum Laude with membership in the Phi Beta Kappa Society. She went on to earn a master’s degree in 2005 from the Fletcher School of Law & Diplomacy at Tufts. Her concentration was international finance and trade.

We believe that Ms. Zeibak is qualified to serve on our Board of Directors because of her extensive experience in the investment community and with diverse industries and multinational operations, including in the MENA region.

Andrew Waite was elected to the Board as of June 6, 2018 and is an independent director. Mr. Waite is Co-President of L.E. Simmons and Associates, Incorporated (LESA), the ultimate general partner of SCF and the ultimate general partner of the majority shareholder of SV3 and has been an officer of that company since October 1995. He was previously Vice President of Simmons & Company International, where he served from August 1993 to September 1995. From 1984 to 1991, Mr. Waite held a number of engineering and project management positions with Royal Dutch / Shell Group, an integrated energy company. Mr. Waite currently serves on the board of directors of Nine Energy Service, Inc. (NYSE: NINE), a position he has held since February 2013, and on the board of directors of Forum Energy Technologies, Inc. (NYSE: FET), a position he has held since August 2010. Mr. Waite previously served on the board of directors of Complete Production Services, Inc., a provider of specialized oil and gas completion and production services from 2007 to 2009, Hornbeck Offshore Services, Inc., a provider of marine services to the energy sector and military customers from 2000 to 2006, Oil States International, Inc., a diversified oilfield services and equipment company, from August 1995 through April 2006, and Atlantic Navigation Holdings (Singapore) Limited (SGX: 5UL), a provider of marine logistic, ship repair, fabrication, and other marine services, from January 2016 to December 2018. Mr. Waite received an MBA with High Distinction from Harvard Business School, an MS degree in Environmental Engineering Science from California Institute of Technology and a BSc degree with First Class Honours in Civil Engineering from England’s Loughborough University.

We believe that Mr. Waite’s extensive public company experience in the energy sector, in particular in the oilfield services industry, and his experience in identifying strategic growth trends in the energy industry and evaluating potential transactions make him well qualified to serve on our board of directors.

Thomas Wood has served as a director since our inception and served as our Chief Financial Officer from inception until October 2017 and from November 29, 2017 until June 2018 He is an entrepreneur with over 35 years of experience in establishing and growing public and private companies that provide or use oil and gas contract drilling services. Since December 1990, he has served as the Chief Executive Officer of Round Up Resource Service Inc., a private investment company. Mr. Wood founded Xtreme Drilling Corp. (TSX:XDC), an onshore drilling and coil tubing technology company, in May 2005 and served as its Executive Chairman until May 2011 and its Chief Executive Officer and Director from May 2011 through August 2016. He is the founder of Savanna Energy Services Corp. (TSE: SVY), a North American energy services provider, where he served as the Chairman from 2001 to March 2005. He also served as Director at various companies engaged in the exploration and production of junior oil and gas, including Wrangler West Energy Corp. from April 2001 to 2014; New Syrus Capital Corporation from 1998 to 2001 and Player Petroleum Corporation from 1997 to 2001. In addition, Mr. Wood served as the President, Drilling and Wellbore Service, of Plains Energy Services Ltd. from 1997 to 2000 and Wrangler Pressure Control from 1998 to 2001. He served as the President of Round-Up Well Servicing Inc. from 1988 to 1997 and Vice President of Shelby Drilling from 1981 to 1987. Mr. Wood holds a BA in Economics from University of Calgary.

We believe that Mr. Wood is qualified to serve on our Board of Directors because of his extensive experience in the oil and gas industry and his experience as an entrepreneur and building public companies and high growth organizations.

Adnan Ghabris has over 30 years of experience in the oil service industry. Mr. Ghabris has served as Chief Executive Officer of NPS since 2008. Before serving as Chief Executive Officer of NPS, Mr. Ghabris spent more than 20 years with Schlumberger, where he held several executive roles in operations, technical and marketing in the following countries: Kuwait, Syria, Libya, Canada, Saudi Arabia and the United Arab Emirates from 1989 to 2008. Mr. Ghabris was the Vice President of Schlumberger Arabian Region from 1999 to 2004 covering Saudi Arabia, Kuwait, Bahrain and Pakistan. Prior to his assignment as a Chief Executive Officer of NPS, he held the position of Integrated Project Manager for Schlumberger Middle East and Asia based in Dubai. Mr. Ghabris holds a Master’s Degree in Chemical Engineering from Kuwait University (Honors) and a Bachelor’s Degree in Chemical Engineering in Rutgers, the State University of New Jersey, United States (Honors). He is a member of the Canadian Professional Engineers, American Institute for Chemical Engineers (AiChE) and the Society of Petroleum Engineers.

We believe that Mr. Ghabris is qualified to serve on our Board of Directors because of his extensive leadership experience in oilfield services and the MENA region. Mr. Ghabris has a unique experience with both large multinationals and start-ups which will be beneficial for the Board of Directors.

B. COMPENSATION

Senior Management

Members of our senior management receive compensation for the services they provide. Currently, the cash compensation for each member of senior management is comprised of base salary, an annual performance bonus, and restricted share awards issued pursuant to our 2018 Long Term Incentive Plan (the “LTIP”). During the year ended December 31, 2018, the aggregate cash compensation paid to all current members of senior management as a group was approximately $0.6 million. LTIP grants totaled $0.6 million. Sherif Foda in his capacity as CEO waived his participation in the incentive stock compensation plan for employees during 2018 and has announced his intention to do so for 2019 as well and recommended to the Board that the potential amount of his LTIP be distributed to the top performing employees of the company.

The compensation that we pay to our senior management is evaluated on an annual basis considering the following primary factors: individual performance during the prior year, market rates and movements and the individual’s anticipated contribution to us and our growth. In addition, members of our senior management are eligible to participate in welfare benefit programs made available to our workforce generally, including medical, dental, life insurance and disability benefits. We believe that the compensation awarded to our senior management is consistent with that of our peers and similarly situated companies in the industry in which we operate.

Directors

During the year ended December 31, 2018, we did not pay any directors’ fees to the members of the Board of Directors. A compensation program was approved during the fourth quarter of 2018 inclusive of a $50,000 annual fee and $100,000 in LTIP grants along with an additional nominal stipend of $20,000 for the Audit Committee chair and $15,000 for each of the Compensation Committee and Nominating and Governance Committee chairs. Members of our Board of Directors who are also our employees or employees of our subsidiaries (Messrs. Foda and Ghabris) or non-independent directors do not receive any compensation including any cash or stock grants for their service on our Board of Directors. Additionally, Ms. Zeibak has waived her 2018 stock and cash compensation and Mr. Al Noaimi waived his compensation and directed the Company to pay  any such compensation to Waha Capital PJSC. We believe that our director fee structure is customary and reasonable and consistent with that of our peers and similarly situated companies in the industry in which we operate.

Equity and Long-Term Incentive Compensation Plans

On May 18, 2018, our shareholders approved the LTIP, effective upon the closing of the Business Combination. A total of 5,000,000 ordinary shares are reserved for issuance under the LTIP. The board of directors approved the LTIP on February 9, 2018, including the performance criteria upon which performance goals may be based.

The purpose of the LTIP is to enhance our ability to attract, retain and motivate persons who make (or are expected to make) important contributions to NESR by providing these individuals with equity ownership opportunities. The Company intends to use share-based awards to reward long-term performance of employees. The Company believes that providing a meaningful portion of the total compensation package in the form of share-based awards will align the incentives of its executive officers with the interests of its shareholders and serve to motivate and retain the broader workforce.

The company has established a strong culture of stock award to all its top performers. The plan includes all employees at all levels. The program is designed to award up to 200% of the annual income as LTIP for achieving certain stretch goals and incentivizes everyone to contribute and excel. The 200% annual salary cap is applicable to all employees equally and includes the Chief Executive Officer, Chief Financial Officer and the senior executive officers of the Company. As mentioned earlier, the Chief Executive Officer waived his LTIP compensation for 2018 and 2019 to increase the pool of award to a wider range of employees.

During the 2018 Successor Period, the Company awarded 760,000 restricted stock units (“RSUs”) under the LTIP at a value of $8.5 million. The RSUs were allocated to the recipients at a weighted average grant date fair value of $11.12 per share and vest ratably on an annual basis over a 3-year period (1/3 of the shares vest at the anniversary of the grant date) for employees and over a 1-year period for members of our Board of Directors. A corresponding expense related to these awards of $1.0 million was recorded in the consolidated statement of operations in the 2018 Successor Period. The remaining balance will be amortized over a period of approximately 28 months on a straight-line basis.

Benefit Plans and Programs

The Company provides welfare and other benefit programs made, as consistent with local custom in each Country in which it operates, generally including medical, dental, life insurance and disability benefits.

The Company provides defined benefit plan of severance pay to the eligible employees. The severance pay plan provides for a lump sum payment to employees on separation (retirement, resignation, death while in employment or on termination of employment) of an amount based upon the employees last drawn salary and length of service, subject to the completion of minimum service period (1-2 years) and taking into account the provisions of local applicable law or as per employee contract. The Company records annual amounts relating to these long-term employee benefits based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, assumed rates of return, compensation increases and turnover rates. The Company reviews its assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is appropriate to do so. The effect of modifications to those assumptions is recorded in the consolidated statement of operations. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions. The net periodic costs are recognized as employees render the services necessary to earn these benefits.

The Company provides a defined contribution retirement plan and occupational hazard insurance for Omani employees. Contributions to a defined contribution retirement plan and occupational hazard insurance for Omani employees in accordance with the Omani Social Insurances Law are recognized as an expense in the consolidated statement of operations as incurred.

We have established an annual bonus plan for key employees whose decisions, activities and performance have a significant impact on business results. Target bonus levels are determined on an individual basis and take into account individual performance, competitive pay practices and external market conditions. Achievement of bonus payment is based largely on the achievement of our Company’s targets for the annual period.

C. BOARD PRACTICES

See Item 10B, “Memorandum and Articles of Association—Voting Rights—Appointment and Removal of Directors” for a detailed description regarding the appointment and removal of our Board of Directors.

As of December 31, 2018, the board of directors consisted of eight directors. This included the four NESR directors existing prior to the Business Combination, Sherif Foda, Thomas Wood, Antonio J. Campo Mejia, and Hala Zeibak, and four additional directors, Salim Al Noaimi, representing NESR SPV Ltd., a Cayman company, Adnan Ghabris, nominated by Al-Nowais Investments LLC, Andrew L. Waite, nominated by SV3 Holdings Pte. Ltd., and Nadhmi Al-Nasr. See Item 6A, “Directors, Senior Management, and Employees-Directors and Senior Management” for more information about our current senior management and board of directors.

There are no service contracts between us and any of our current directors providing for benefits upon termination of their service.

Committees of the Board of Directors

Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee and may create such other committees as the Board of Directors shall determine from time to time. Each of the standing committees of our Board of Directors has the composition and responsibilities described below.

Audit Committee

We have established an audit committee of the Board of Directors. Our Audit Committee consists of Mr. Al Noaimi, Mr. Campo, and Mr. Waite, with Mr. Al Noaimi serving as the chairman of the Audit Committee. Under the Nasdaq listing standards and applicable SEC rules, subject to certain exceptions, we are required to have three members of the Audit Committee, all of whom must be independent. Mr. Al Noaimi, Mr. Campo, and Mr. Waite are each independent under applicable Nasdaq and SEC rules.

Each member of the Audit Committee is financially literate and our Board of Directors has determined that Mr. Al Noaimi qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

Responsibilities of the Audit Committee include:

●	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the Board of Directors whether the audited financial statements should be included in our annual reports;

●	reviewing and discussing with management and our independent auditor our quarterly financial statements prior to the filing of our quarterly reports, including the results of the independent auditor’s review of the quarterly financial statements;

●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

●	discussing with management major risk assessment and risk management policies;

●	monitoring the independence of the independent auditor;

●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

●	reviewing and approving all related-party transactions;

●	inquiring and discussing with management our compliance with applicable laws and regulations;

●	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

●	appointing or replacing the independent auditor;

●	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work; and

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies.

Compensation Committee

The Board of Directors has formed a compensation committee of the Board of Directors. The current members of our Compensation Committee are Mr. Campo, Ms. Zeibak and Mr. Wood, with Mr. Wood serving as the chairman of the Compensation Committee. We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation;

●	reviewing and approving the compensation of all of our other executive officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and Annual Report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

●	if required, producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominating and Governance Committee

Our Nominating and Governance Committee consists of Mr. Wood, Mr. Al-Nasr and Mr. Campo, with Mr. Campo serving as the chairman of the Nominating and Governance Committee. The Nominating and Governance Committee is responsible for monitoring compliance with good corporate governance standards and overseeing the selection of persons to be nominated to serve on our Board of Directors. The Nominating and Governance Committee considers persons identified by its members, management, shareholders, investment bankers and others. The guidelines for selecting nominees, which are specified in our Nominating and Governance Committee charter, generally provide that persons to be nominated:

●	should have demonstrated notable or significant achievements in business, education or public service;

●	should possess the requisite intelligence, education and experience to make a significant contribution to the Board of Directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

●	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of our shareholders.

The Nominating and Governance Committee will consider a number of qualifications relating to management and leadership experience, background, integrity and professionalism in evaluating a person’s candidacy for membership on the Board of Directors. The Nominating and Governance Committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The Nominating and Governance Committee does not distinguish among nominees recommended by shareholders and other persons.

We have adopted a Nominating and Governance Committee charter which details the principal functions of the Nominating and Governance Committee including:

●	reviewing the Company’s Code of Conduct and other governance guidelines at least annually and making such recommendations to the Board of Directors with respect thereto as it may seem advisable;

●	reviewing qualifications of individuals suggested as potential candidates for director of the Company, including candidates suggested by shareholders, and considering for nomination any of such individuals who are deemed qualified in line with the Board of Directors Candidate Guidelines;

●	recommending to the Board of Directors candidates for election as directors of the Company to fill open seats on the Board of Directors between annual meetings, including vacancies created by an increase in the authorized number of directors;

●	reviewing the remuneration of non-employee directors and making such recommendations to the Board of Directors with respect thereto as it may deem advisable;

●	providing comments and suggestions to the Board of Directors concerning committee structure of the Board of Directors, committee operations, committee member qualifications, and committee member appointment;

●	reviewing any allegation that an executive officer or director may have violated the Company’s Code of Conduct and reporting its findings to the Board of Directors; and

●	taking such other actions and doing such other things as may be referred to the Nominating and Governance Committee from time to time by the Board of Directors.

D. EMPLOYEES

As of December 31, 2018, we employed 3,590 employees and contractors from over 40 different nationalities. As of December 31, 2017 and 2016, the Predecessor company employed 1,818 and 1,672, respectively, employees and contractors from over 40 different nationalities.

Our employees are at the forefront of our strategy. We believe that our future success depends on our ability to attract, retain and motivate qualified personnel. NESR places great importance on building and maintaining a highly motivated and skilled workforce by identifying and developing key skills, experience and knowledge and applying this talent set to job specific requirements.

Our team of experienced professionals is dedicated to providing a safe and outstanding service to ensure customer satisfaction in all areas of operation. Extensive training is provided to our employees and is split between On-the Job Training, Online Training and Class Room Training. We also have a Career Development Plan covering key competencies and skills required for employees to advance both their seniority level and career within the company.

We believe that our relations with our employees are good.

With the exception of certain of our employees in Oman, none of our employees are currently represented by unions or covered by collective bargaining agreements.

E. SHARE OWNERSHIP

The table below shows the number and percentage of our outstanding ordinary shares beneficially owned by each of our directors and members of senior management and all of our directors and officers as a group as of December 31, 2018.

	Beneficial Interest in Ordinary Shares
Officer and/or Director	Number of shares (in thousands)	Percentage (a)
Sherif Foda (1)	5,430	6.35%
Melissa Cougle	*	*
Thomas Wood(1)	5,500	6.43%
Salem Al Noaimi	-	-
Nadhmi Al-Nasr	-	-
Andrew Waite	-	-
Adnan Ghabris	*	*
Antonio J Campo Mejia	131	*
Hala Zeibak	-	-
All officers and directors as a group	5,633	6.58%

* less than 1%

(a)	Based on issued and outstanding shares of 85,562,769 as of December 31, 2018.

(1) Sherif Foda and Thomas Wood collectively owned 5,430, 425 ordinary shares through the sponsor entity NESR Holdings Ltd. NESR Holdings Ltd. owned 5,730,425 ordinary shares at the closing of the business combination on June 6, 2018, subsequent to which NESR Holdings Ltd. transferred 300,000 to certain individuals under the same conditions as applicable to the NESR Holdings Ltd. In addition, Thomas Wood owned approximately 70,143 ordinary shares of NESR of which 10,000 ordinary shares were bought at the time of the Company’s initial public offering, 54,643 were bought as part of the Business Combination and 5,500 shares were bought on the open market.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth information as of December 31, 2018 for each shareholder whom we know to beneficially own more than five percent of our outstanding ordinary shares:

	Ordinary Shares Held
Shareholders	Number of shares (in thousands)	Percentage (a)
Mubadarah Investment LLC (1)	18,484	21.60%
Competrol Establishment	17,025	19.90%
NESR SPV Ltd.	9,635	11.26%
SV3 Holdings PTE Ltd. (2)	6,825	7.98%
Thomas Wood (3)	5,500	6.43%
Sherif Foda (3)	5,430	6.35%
NESR Holding Ltd. (3)	5,430	6.35%
Al-Nowais Investments LLC	4,806	5.62%

(a)	Based on issued and outstanding shares of 85,562,769 as of December 31, 2018.

(1) Includes NESR ordinary shares owned by Mubadarah Investments LLC, Hilal Al Busaidy and Yasser Al Barami.

(2) SV3 Holdings Pte Ltd is owned by two private equity funds: SCF-VIII, LP and Viburnum Funds Pty Ltd.

(3) Represents 5,430,425 NESR ordinary shares held directly by NESR Holdings Ltd., our Sponsor. Sherif Foda and Thomas Wood are shareholders and directors of NESR Holdings Ltd. and share voting and dispositive control over the securities held by our Sponsor, and thus share beneficial ownership of such securities. The table above shows the same number of ordinary shares for NESR Holdings, Sherif Foda and Thomas Wood for illustration purposes only. Each of Messrs. Foda and Wood disclaims beneficial ownership over any securities owned by our Sponsor in which he does not have any pecuniary interest. NESR Holdings Ltd. owned 5,730,425 ordinary shares at the closing of the business combination on June 6, 2018 subsequent to which NESR Holdings Ltd. transferred 300,000 to certain individuals under the same conditions as applicable to the NESR Holdings Ltd. In addition, Thomas Wood owned approximately 70,143 ordinary shares of NESR of which 10,000 ordinary shares were bought at the time of the Company’s initial public offering, 54,643 were bought as part of the Business Combination and 5,500 shares were bought on the open market.

Our major shareholders have no different voting rights from those of the rest of our shareholders.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

B. RELATED PARTY TRANSACTIONS

See Note 17, Related Parties, to the consolidated financial statements included in Item 18, “Financial Statements” of this Annual Report.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18, “Financial Statements” within this Annual Report.

Legal Proceedings

See Note 13, Commitments and Contingencies, to our consolidated financial statements included in Item 18, “Financial Statements” of this Annual Report.

Dividend Policy

We have not paid any cash dividends on our ordinary shares to date and do not intend to pay cash dividends in the foreseeable future. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends will be within the discretion of our Board of Directors. In addition, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection with our indebtedness.

B. SIGNIFICANT CHANGES

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Our ordinary shares and warrants are currently listed on the Nasdaq Capital Market under the symbols “NESR” and “NESRW,” respectively. Our ordinary shares and warrants each commenced separate public trading on June 5, 2017.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our ordinary shares and warrants are currently listed on the Nasdaq Capital Market under the symbols “NESR” and “NESRW,” respectively.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The following description of our memorandum and articles of association, as amended and restated, does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of our memorandum and articles of association, which is attached as Exhibit 3.1 to this Annual Report.

Corporate Profile

We are a company incorporated in the British Virgin Islands on January 23, 2017 as a BVI business company (company number 1935445) and our affairs are governed by our Memorandum and Articles of Association (which document shall be herein be referred to as our “Charter”), the BVI Business Companies Act, 2004, as amended (the “Companies Act”), and the common law of the British Virgin Islands. The registered office of the Company is at Intertrust Corporate Services (BVI) Limited of 171 Main Street, Road Town, Tortola, British Virgin Islands. The registered agent of the Company is Intertrust Corporate Services (BVI) Limited of 171 Main Street, Road Town, Tortola, British Virgin Islands. The Company may change its registered office or registered agent by a Resolution of Directors or a Resolution of Members. The change shall take effect upon the Registrar registering a notice of change filed under section 92 of the Companies Act.

Corporate Purpose

The Company has, subject to the Companies Act and any other British Virgin Islands legislation for the time being in force, irrespective of corporate benefit:

●	full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

●	for the purposes of the bullet above, full rights, powers and privileges.

There are subject to the bullets, no limitations on the lawful business that the Company may carry on.

Description of Share Capital

The following is a summary of our share capital and the rights of the holders of our ordinary shares that are material to an investment in our ordinary shares. These rights are set forth in our Charter or are provided by applicable BVI law, and these rights may differ from those typically provided to shareholders of U.S. companies under the corporation laws of the various states of the United States. This summary does not contain all information that may be important to readers.

The Company is authorized to issue an unlimited number of shares of no par value divided into six classes of shares as follows:

●	Ordinary shares of no par value (Ordinary Shares);

●	Class A preferred shares of no par value (Class A Preferred Shares);

●	Class B preferred shares of no par value (Class B Preferred Shares);

●	Class C preferred shares of no par value (Class C Preferred Shares);

●	Class D preferred shares of no par value (Class D Preferred Shares); and

●	Class E preferred shares of no par value (Class E Preferred Shares and together with the Class A Preferred Shares, the Class B Preferred Shares, Class C Preferred Shares and the Class D Preferred Shares being referred to as the Preferred Shares).

As of December 31, 2018, an aggregate of 85.6 million ordinary shares were issued and outstanding. 5.0 million shares are reserved for issuance under the 2018 LTIP. Each of our outstanding ordinary shares entitles its holder to one vote at any general meeting of shareholders. There were no preferred shares issued as of the filing of this Annual Report.

To our knowledge, there were no shareholders’ arrangements or agreements the implementation or performance of which could, at a later date, result in a change in the control of us in favor of a third person.

Our ordinary shares are governed by BVI law and our Charter. More information concerning shareholders’ rights can be found in the Companies Act and our Charter.

Form and Transfer of Shares

We are a party to various registration rights agreements with holders of our securities. These registration rights agreements provide certain holders with demand and “piggyback” registration rights, and holders have other rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. The registration rights are subject to various limitations. We generally bear the expenses incurred in connection with the filing of any such registration statements. On July 16, 2018, we filed a registration statement on Form F-3 pursuant to the registration rights agreements, which was declared effective on August 22, 2018.

BVI law does not impose any limitations on the rights of BVI or non-BVI residents to hold or vote our shares.

Issuance of Shares

Subject to the provisions of the Charter and, where applicable, the rules of the Designated Stock Exchange (as defined in the Charter), the unissued ordinary shares of the Company shall be at the disposal of the board of directors and ordinary shares and other securities may be issued and option to acquire ordinary shares or other securities may be granted.

BVI law does not impose any limitations on the rights of BVI or non-BVI residents to hold or vote our shares.

Securities may be granted at such times, to such Eligible Persons (as defined in the Charter), for such consideration and on such terms as the board of directors may by resolution determine.

Without prejudice to any special rights previously conferred on the holders of any existing preferred shares or class of preferred shares, any class of preferred shares may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting or otherwise as the board of directors may from time to time determine.

The Company may at the discretion of the board of directors, but shall not otherwise be obliged to, issue fractional shares or round up or down fractional holdings of shares to its nearest whole number and a fractional Share (if authorized by the board of directors) may have the corresponding fractional rights, obligations and liabilities of a whole share of the same class or series of shares.

Redemption of Shares and Treasury Shares

The Company may purchase, redeem or otherwise acquire and hold its own shares save that the Company may not purchase, redeem or otherwise acquire its own shares without the consent of the holder whose shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted or required by the Companies Act or any other provision in the Charter to purchase, redeem or otherwise acquire the shares without such consent.

General Meeting of Shareholders

A general meeting of the shareholders shall be held annually at such date and time as may be determined by the board of directors. Each of our ordinary shares entitle the holder of record thereof to attend our general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders, and to exercise voting rights, subject to the provisions of our Charter. Each share entitles the holder to one vote at a general meeting of shareholders. There is no minimum shareholding required to be able to attend or vote at a general meeting of shareholders.

BVI law provides that our board of directors is obligated to convene a general meeting of shareholders if shareholders representing, in the aggregate, 30% of the issued share capital so request in writing with an indication of the agenda. In such case, the general meeting of shareholders must be held within not less than 10 nor more than 60 days’ written notice days of the request.

Voting Rights

Each ordinary share in the Company confers upon the holder of such ordinary share (unless waived by such holder), subject to Clause 11 of the Charter, the right to one vote at a meeting of the shareholders of the company or on any resolution of shareholders.

General Meetings of Shareholders. A meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50% of the votes of the shares entitled to vote to be considered at the meeting. Resolutions are adopted by a simple majority of the votes validly cast. Abstentions are not considered “votes.”

Appointment and Removal of Directors. Members of our board of directors may be elected by simple majority of the votes validly cast at any general meeting of shareholders. Under the Charter, all directors can be elected for a period of up to six years with such possible extension as provided therein. Any director may be removed with or without cause by a simple majority vote at any general meeting of shareholders. If the office of a director becomes vacant, our Articles provide that the other directors, acting by a simple majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of shareholders.

Neither BVI law nor the Charter contains any restrictions as to the voting of our ordinary shares by non-BVI residents.

Amendment to Our Articles of Association

The Company may amend its Charter by a resolution of shareholders or by a resolution of the board of directors, save that no amendment may be made by a resolution of board of directors:

●	to restrict the rights or powers of the shareholders to amend the Charter;

●	to change the percentage of shareholders required to pass a resolution of shareholders to amend the Charter;

●	in circumstances where the Charter cannot be amended by the shareholders; or

●	to change certain provisions set forth in the Charter.

Merger and De-Merger

The Company may merge or consolidate with another company in accordance with the applicable provisions of the Companies Act. However, the board of directors has no power to delegate down to a committee of the board the power to approve a plan of merger, consolidation or arrangement.

Liquidation

The Company may by a resolution of shareholders or by a resolution of the board of directors appoint a voluntary liquidator.

Distributions

The board of directors of the Company may, by resolution of the board of directors, authorize a distribution at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as and when they fall due. Dividends may be paid in money, shares, or other property. The Company may, by resolution of the board of directors, from time to time pay to the shareholders such interim dividends as appear to the board of directors to be justified by the profits of the Company, provided always that they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as and when they fall due. Notice in writing of any dividend that may have been declared shall be given to each shareholder and all dividends unclaimed for three years after such notice has been given to a shareholder may be forfeited by resolution of the board of directors for the benefit of the Company. No dividend shall bear interest as against the Company.

Annual Accounts

The Company shall keep records that are sufficient to show and explain the Company’s transactions and that will, at any time, enable the financial position of the Company to be determined with reasonable accuracy. The Company may by resolution of shareholders call for the board of directors to prepare periodically and make available a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for a financial period and a true and fair view of the assets and liabilities of the Company as at the end of a financial period. The Company may by resolution of shareholders call for the accounts to be examined by auditors. The report of the auditors shall be annexed to the accounts and shall be read at the meeting of shareholders at which the accounts are laid before the Company or shall be otherwise given to the shareholders.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Continental Stock Transfer & Trust Company.

C. MATERIAL CONTRACTS

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report:

●	Subscription Agreement. On February 9, 2017, the Company entered into a Subscription Agreement with NESR Holdings in connection with the Company’s initial public offering, pursuant to which NESR Holdings subscribed for an aggregate of 5,750,000 of the Company’s ordinary shares in the offering for an aggregate purchase price of $25,000, or approximately $0.004 per share.

●	Promissory Note. On February 10, 2017, the Company entered into a Promissory Note with NESR Holdings pursuant to which NESR Holdings agreed to loan the Company up to an aggregate of $300,000 to be used in part for expenses incurred in connection with the Company’s initial public offering. The promissory note was non-interest bearing, unsecured and matured upon the closing of the Company’s initial public offering.

●	Investment Management Trust Agreement. On May 11, 2017, the Company entered into an Investment Management Trust Agreement with Continental Stock Transfer & Trust Company. Such agreement governed the trust account in which the proceeds received by the Company in connection with its initial public offering were deposited.

●	Letter Agreement. On May 11, 2017, the Company entered into a Letter Agreement with NESR Holdings and certain officers and directors of the Company. Such letter agreement governed certain activities of the Company and NESR Holdings for the period following the Company’s initial public offering and prior to the completion of the Business Combination.

●	Letter Agreement. On May 11, 2017, the Company entered into a Letter agreement with NESR Holdings pursuant to which NESR Holdings provided certain office space and administrative and support services to the Company in exchange for a payment by the Company to NESR Holdings of $10,000 per month. Such letter agreement was terminated upon completion of the Business Combination.

●	Amended and Restated Private Placement Warrants Purchase Agreement. On May 11, 2017, the Company entered into an Amended and Restated Private Placement Warrants Purchase Agreement with NESR Holdings pursuant to which NESR Holdings acquired 11,850,000 warrants of the Company at a price of $0.50 per warrants.

●	Loan Agreements. On September 21, 2017, NESR Holdings entered into Loan Contacts for Investment with each of Antonio Jose Campo Mejia and Round Up Resource Service, Inc. (the “Investors”) pursuant to which NESR Holdings organized financing of the acquisition of the GES shares NESR subsequently assigned to the Company in connection with the Business Combination.

●	NPS Stock Purchase Agreement. On November 12, 2017, the Company entered in a Stock Purchase Agreement with Abdulaziz Al-Dolaimi, ANI, Arab Petroleum Investments Corporation, Castle SPC Limited, Fahad Abdulla Bindekhayel, OFS Investments Limited (collectively, the “NPS Selling Stockholders”), NPS and Hana Investments, pursuant to which the NPS Selling Stockholders sold to the Company 100% of the NPS shares for cash and NESR ordinary shares valued at $10.00 per share and certain potential earn out amounts and Hana Investments exchanged its shares in NPS for NESR ordinary shares valued at $11.244 per share.

●	GES Stock Purchase Agreement. On November 12, 2017, the Company entered into an Agreement for the Sale and Purchase of Shares with Mubadarah Investments LLC, Hilal Al Busaidy, and Yasser Said Al Barami (collectively, the “GES Selling Stockholders”), pursuant to which the Company acquired 61% of the outstanding shares of GES through a stock exchange for NESR ordinary shares valued at $10.00 per share. Such purchase agreement provided a contractual right to the GES Selling Stockholders to nominate two members to be appointed to the Board.

●	Contribution Agreement. On November 12, 2017, the Company entered into a Contribution Agreement with SV3, pursuant to which the Company acquired 27.3% of GES shares from SV3 in exchange for NESR ordinary shares valued at $10.00 per share.

●	Shares Exchange Agreement. On November 12, 2017, the Company entered into a Shares Exchange Agreement with NESR Holdings pursuant to which NESR Holdings assigned 11.7% of the outstanding shares of GES to the Company in exchange for the Company assuming certain outstanding liabilities of NESR Holdings.

●	Forward Purchase Agreement. On April 27, 2018, the Company entered into the Forward Purchase Agreement with MEA Energy Investment Company 2 Ltd. (the “Backstop Investor”), pursuant to which the Company agreed to sell up to $150 million (the “Backstop”) of the Company’s ordinary shares to the Backstop Investor or its designees and commonly controlled affiliates. On June 8, 2018, the Company drew down $48,293,763 under the primary placement of the Forward Purchase Agreement, and issued 4,829,375 ordinary shares to the Backstop Investor. The Forward Purchase Agreement entitled the Backstop Investor to nominate one person to the Company’s board of directors for as long as it directly owned at least 7,057,453 ordinary shares within three months after the Business Combination and Adnan Ghabris was not otherwise nominated to the board.

●	Nominee Agreement. On May 9, 2018, the Company entered into a Nominee Agreement, effective January 16, 2018, between the Olayan Saudi Holding Company and Hana Investments, pursuant to which the relationship between Olayan Saudi Holding Company and Hana Investments, both of which are entities within the Olayan Group, was formalized. That parties entered into an Addendum to the Nominee Agreement on June 8, 2018 in connection with the execution of the Hana Loan Agreement.

●	Long Term Incentive Plan. On May 18, 2018, the Company’s shareholders approved and adopted the 2018 Long Term Incentive Plan, under which restricted stock awards are granted to members of the Board and employees.

●	Share Transfer Agreement. On May 18, 2018, the Company entered into a Share Transfer Agreement with Competrol Establishment and the Olayan Saudi Holding Company pursuant to which 3,000,000 of the Company’s ordinary shares and 3,000,000 warrants were transferred between members of the Olayan Group of companies, Competrol Establishment (Seller) and Olayan Saudi Holding Company (Buyer).

●	Shares Purchase Exchange Agreement. On June 5, 2018, the Company entered into the Shares Purchase Exchange Agreement with Hana Investments pursuant to which Hana Investments contributed to the Company the NPS shares owned by Hana Investments as of the Business Combination closing date and NESR issued to Hana Investments 13,340,448 shares of NESR ordinary shares.

●	Olayan Relationship Agreement. On June 5, 2018, the Company entered into a Relationship Agreement with Hana Investments which set out certain rights to which Hana Investments is entitled as a shareholder of the Company, as well as certain obligations of the Company and NESR Holdings, including the right to nominate two directors and one executive vice president of the Company for so long as Hana Investments and its affiliates collectively hold, in the aggregate, at least 6,879,225 NESR ordinary shares. Hana Investments further agreed that any shares of the Company received by Hana Investments pursuant to the Shares Purchase Exchange Agreement will not be sold by Hana Investments prior to six months after the closing of the Business Combination. The Company reimbursed Hana Investments for transaction fees and expenses in the amount of $2.1 million through the issuance of NESR ordinary shares at a conversion rate of $11.244 per share (213,447 ordinary shares) at closing of the Business Combination.

●	Registration Rights Agreements. On June 5, 2018 and June 6, 2018, the Company entered into several Registration Rights Agreements with various holders of the Company’s securities. These registration rights agreements provide certain holders with demand and “piggyback” registration rights, and holders have other rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The registration rights are subject to various limitations. The Company generally bears the expenses incurred in connection with the filing of any such registration statements. On July 16, 2018, the Company filed a registration statement on Form F-3 pursuant to the registration rights agreements, which was declared effective on August 22, 2018.

●	WAHA Relationship Agreement. On June 6, 2018, the Company entered into a Relationship Agreements with WAHA Finance Company (“WAHA”) pursuant to which the Company agreed, until such time as WAHA or its affiliates no longer hold at least 50% of the number of NESR ordinary shares acquired pursuant to the NPS Stock Purchase Agreement, to (i) nominate to the Board a person designated by WAHA and (ii) permit one additional representative of WAHA to observe the meetings of the Board in a non-voting capacity.

●	ANI Relationship Agreement. On June 6, 2018, the Company entered into a Relationship Agreement with Al Nowais Investments LLC (“ANI”), pursuant to which the Company agreed, until such time as ANI or its affiliates no longer hold at least 50% of the number of NESR ordinary shares acquired pursuant to the NPS Stock Purchase Agreement, to (i) nominate to the Board a person designated by ANI and (ii) permit one additional representative of ANI to observe the meetings of the Board in a non-voting capacity.

●	Letter Agreement. On June 6, 2018, the Company entered into a letter agreement with the NPS Selling Stockholders pursuant to which the Company reimbursed the NPS Selling Stockholders for $5.2 million of fees, costs and expenses related to the acquisition by the Company of all of the outstanding NPS shares.

●	Voting Agreement. On June 6, 2018, the Company entered into a Voting Agreement with the Sponsor and SV3 pursuant to which the Company agreed to nominate for election to the Board a nominee of SV3 and to allow at least one additional observer to attend Board meetings until such time as SV3 and its affiliates collectively beneficially own less than 4,095,000 of the outstanding ordinary shares.

●	Lock-Up Agreement. On June 6, 2018, the Company entered into a Lock-Up Agreement with SV3 pursuant to which SV3 agreed not to transfer, assign or sell the ordinary shares acquired by SV3 in the Business Combination until the earlier of one year after the closing of the Business Combination and the date on which the closing price of the Company’s ordinary shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30- trading day period commencing 150 days after the closing of the Business Combination.

●	Offer Letter. On June 12, 2018, the Company entered into an Offer Letter with Melissa Cougle specifying the terms of Ms. Cougle’s compensation with the Company and her appointment as Chief Financial Officer.

●	Hana Loan and Modified Hana Loan Agreements. Please see Item 5B, “Operating Financial Review and Prospectus—Liquidity and Capital Resources” for a summary of the Hana Loan and Modified Hana Loan Agreements.

D. EXCHANGE CONTROLS

There are no exchange control restrictions on payment of dividends on the Company’s ordinary shares or on the conduct of the Company’s operations either in the United States, where the Company’s principal executive offices are located, or the BVI, where the Company is incorporated. There are no BVI laws which impose foreign exchange controls on the Company or that effect the payment of dividends, interest, or other payments to non-resident holders of the Company’s securities. BVI laws and the Charter impose no limitations on the right of non-resident or foreign owners to hold the Company’s securities or vote the Company’s ordinary shares.

E. TAXATION

NESR is a holding company incorporated in the British Virgin Islands which imposes a zero percent statutory corporate income tax rate on income generated outside of the British Virgin Islands. The Subsidiaries operate in multiple tax jurisdictions throughout the MENA and APAC regions. NPS is based in the Emirate of Dubai in the UAE where no federal taxation exists and operates in 12 countries, where statutory tax rates generally vary from 0% to 35%. GES is based in the Sultanate of Oman, which has a 15% statutory corporate income tax rate, and also operates in Saudi Arabia, Algeria and Kuwait.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes, an individual who is a citizen or resident of the United States; a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia; an estate whose income is subject to U.S. federal income taxation regardless of its source; or a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

U.S. Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as: banks; financial institutions; insurance companies; regulated investment companies; real estate investment trusts; broker-dealers; traders that elect to mark-to-market; U.S. expatriates; tax-exempt entities; persons liable for alternative minimum tax; persons holding our shares as part of a straddle, hedging, conversion or integrated transaction; persons that actually or constructively own 10% or more of our voting shares; persons who acquired our shares pursuant to the exercise of any employee share option or otherwise as consideration; or persons holding our shares through partnerships or other pass-through entities.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns shares and the partners in such partnership should consult their own tax advisors about the U.S. federal income tax consequences of holding and disposing of ordinary shares.

Prospective purchasers are urged to consult their own tax advisors about the application of the United States federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our shares.

Taxation of Dividends and Other Distributions on our Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

A non-U.S. corporation is considered a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either: at least 75% of its gross income is passive income; or at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We believe that we were not a PFIC for our taxable year ended December 31, 2018 or 2017. We do not expect to be a PFIC for our current taxable year. However, because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year, our actual PFIC status will not be determinable until the close of the taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change from year to year. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our shares, our PFIC status will depend in large part on the market price of our shares. Accordingly, fluctuations in the market price of the shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects including the composition of our income and assets in a given year. If we are a PFIC for any year during which you hold shares, we will continue to be treated as a PFIC for all succeeding years during which you hold shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the shares.

If we are a PFIC for any taxable year during which you hold shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the shares will be treated as an excess distribution. Under these special tax rules: the excess distribution or gain will be allocated ratably over your holding period for the shares; the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the shares cannot be treated as capital, even if you hold the shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the shares as of the close of your taxable year over your adjusted basis in such shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the shares, as well as to any loss realized on the actual sale or disposition of the shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such shares. Your basis in the shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the shares and any gain realized on the disposition of the shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our shares and proceeds from the sale, exchange or redemption of our shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U. S. Holders are required to report information relating to shares, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold shares. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

Documents concerning the Company which are referred to in this Annual Report are available on the SEC’s website at www.sec.gov.

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

We are exposed to foreign currency risks that arise from normal business operations. These risks include transaction gains and losses associated with intercompany loans with foreign subsidiaries and transactions denominated in currencies other than a location’s functional currency.

US dollar balances in the United Arab Emirates, Saudi Arabia, Oman and Qatari entities are not considered to represent significant currency risk as the respective currencies in these countries are pegged to the U.S. dollar. Our foreign currency risk arises from the settlement of transactions in currencies other than our functional currency, specifically in Algerian Dinar, Libyan Dinar, Indian Rupee and Indonesian Rupiah. However, customer contracts in these countries are largely denominated in U.S. dollars.

Credit Risk

Credit risk is the risk that one party to a financial instrument may fail to discharge an obligation and cause the other party to incur a financial loss. We are exposed to credit risk on our accounts receivable and other receivables and certain other assets (such as bank balances) as reflected in our consolidated balance sheet, with the maximum exposure equaling the carrying amount of these assets in the consolidated balance sheet. We seek to manage our credit risk with respect to banks by only dealing with reputable banks (our cash and cash equivalents are primarily held with banks and financial institution counterparties that are rated A1 to Baa3, based on Moody’s ratings) and with respect to customers by monitoring outstanding receivables and following up on outstanding balances. Management also considers the factors that may influence the credit risk of its customer base, including the default risk of the industry and the country in which our customers operate. We sell our products to a variety of customers, mainly to national oil companies in the MENA and APAC regions.

Liquidity risk

Liquidity risk is the risk that we may not be able to meet our financial obligations as they fall due. Our approach to managing liquidity risk is to ensure, as far as possible, that we will always have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable costs or liabilities. We maintain cash flow forecasts to monitor our liquidity position.

Accounts payable are normally settled within the terms of purchase from the supplier. We believe cash on hand, cash flows from operating activities and the available credit facility will provide us with sufficient capital resources and liquidity to manage our working capital needs, meet contractual obligations, fund capital expenditures, and support the development of our short-term and long-term operating strategies.

Market Risk

We are exposed to market risks primarily from changes in interest rates on our long-term borrowings as well as fluctuations in foreign currency exchange rates applicable to our foreign subsidiaries and where local exchange rates are not pegged to the U.S. dollar (Algeria, Libya and Iraq). However, the foreign exchange risk is largely mitigated by the fact that all customer contracts are denominated in U.S. dollars.

We do not use derivatives for trading purposes, to generate income or to engage in speculative activity.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. DEBT SECURITIES

Not applicable.

B. WARRANTS AND RIGHTS

Not applicable.

C. OTHER SECURITIES

Not applicable.

D. AMERICAN DEPOSITORY SHARES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

See Note 2, Basis of Presentation, and Note 6, Service Inventories to the consolidated financial statements included in Item 18, “Financial Statements” of this Annual Report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A. DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that material information required to be disclosed in our reports that we submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required financial disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with a company have been detected. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in rules 13(a)-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended), were not effective as of the end of the period covered by this Annual Report due to the material weaknesses in our internal control over financial reporting described below.

B. MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Internal control over financial reporting is defined as a process designed by, or under the supervision of, the issuer’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s board of directors, management, and other personnel, to provide reasonable assurance regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures which (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the board of directors of the Company, and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

As discussed elsewhere in this Annual Report, the Company completed the Business Combination on June 6, 2018, pursuant to which NESR acquired all of the issued and outstanding equity interests of NPS and GES. Prior to the Business Combination, NESR was a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or other similar Business Combination with one or more target businesses. As a result, previously existing internal controls are no longer applicable or comprehensive enough as of the assessment date as the Company’s operations prior to the Business Combination were insignificant compared to those of the consolidated entity post-Business Combination. The design and implementation of internal control over financial reporting for the Company post-Business Combination have required and will continue to require significant time and resources from management and other personnel. Because of this, the design and ongoing development of the Company’s framework for implementation and evaluation of internal control over financial reporting is in its preliminary stages. As a result, management was unable, without incurring unreasonable effort or expense, to conduct an assessment of the Company’s internal control over financial reporting as of December 31, 2018. Accordingly, the Company is excluding management’s report on internal control over financial reporting pursuant to Section 215.02 of the SEC Division of Corporation Finance's Regulation S-K Compliance & Disclosure Interpretations. If management were to conduct an assessment regarding the Company’s internal control over financial reporting, however, its scope would include the criteria set forth by the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of The Treadway Commission.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the audit of the Company’s financial statements for the year ended December 31, 2018, management and the Company’s independent registered public accounting firm identified a material weakness in the Company’s internal control over financial reporting. It was concluded that the Company did not maintain an effective control environment over its financial reporting process by providing sufficient resources and technical expertise over accounting for income taxes and preparation of cash flows, in accordance with ASC 740 and ASC 230 respectively. The operators of review controls over accounting for income taxes and preparation of cash flows did not have sufficient information to perform an effective review to ensure compliance with U.S. GAAP. Specific observations contributing to this material weakness include: 1) during the course of the year-end financial close, our auditors identified adjustments related to certain income tax accounts and 2) the Company did not have timely management review controls over the statement of cash flows to verify the completeness and adequacy of information prior to presentation of the information to the independent auditors. Notwithstanding the identified material weakness, all required accounting entries have been reflected in our consolidated financial statements. If left unremediated, the material weakness could result in future material misstatement of the consolidated financial statements that would not be prevented or detected.

Management is evaluating changes designed to increase the effectiveness of its review controls over financial reporting processes and to ensure sufficient expertise and resources are allocated to verify compliance with U.S. GAAP. As the Company continues to evaluate and work to improve its internal control over financial reporting, management may execute additional measures to modify the remediation actions described above. Management will continue to review and make necessary changes to the overall design of the Company’s internal control.

C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

This Annual Report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm, since, as an “emerging growth company,” we are exempt from having our independent auditor assess our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. We will remain an emerging growth company for the first five fiscal years after our initial public offering unless any of the following occur (1) our total annual gross revenues are $1.07 billion or more, (2) we issue more than $1 billion in non-convertible debt over a three year period, or (3) we become a “large accelerated filer” as defined in the Exchange Act Rule 12b-2.

D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company has been engaged in the process of the design and implementation of the Company’s internal control over financial reporting in a manner commensurate with the scale of the Company’s operations post-Business Combination. Except with respect to the changes in connection with such design and implementation, there were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company is in the process of implementing management’s plan for remediation of NPS’s and GES’ previously disclosed material weaknesses in the financial statement close process as a result of a lack of U.S. GAAP reporting expertise. The Company is addressing the material weaknesses through hiring additional experienced professionals and evaluating its financial reporting process, including its policies and procedures. As the Company continues to evaluate and work to improve the internal control over financial reporting for NPS and GES, management may modify the remediation plan.

ITEM 16. RESERVED

A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Al Noaimi, Chairman of the Audit Committee, is an independent Director as defined by Nasdaq and is an audit committee financial expert as defined by the SEC. See Item 6A, “Directors and Senior Management” for a description of Mr. Al Noaimi’s relevant experience.

B. CODE OF ETHICS

We have a Global Code of Conduct applicable to our employees, directors and officers, including our Chief Executive Officer and Chief Financial Officer, that meets the standards and definitions of the SEC. Any changes to, or waiver from, the Global Code of Conduct will be made only by the Board of Directors, or a committee thereof, and appropriate disclosure will be made promptly on our website at www.nesr.com, in accordance with the rules and regulations of the SEC.

We have posted a copy of our Global Code of Conduct on our website at www.nesr.com in the Investor Relations section.

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG, an independent registered accounting firm and our principal external auditors, for the periods indicated.

	Successor	Predecessor
	Period from June 7 to December 31, 2018	Period from January 1, 2018 to June 6, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
(In thousands)

Audit fees(a)	$722	$1,064	$247	$293
Audit-related fees(b)	-	-	-	-
Tax fees(c)	308	55	122	117
All other fees(d)	-	-	-	-
Total	$1,030	$1,119	$369	$410

(a)	Audit fees represent professional services rendered for the audit of our annual consolidated financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.

(b)	Audit-related fees consist of assurance and related services rendered by the principal accountant related to the performance of the audit or review of our consolidated financial statements, which have not been reported under audit fees above.

(c)	Tax fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

(d)	All other fees include services other than audit fees, audit-related fees and tax fees set forth above.

Audit Committee’s Pre-Approval Policies and Procedures

The Audit Committee’s primary responsibilities are to assist the Board of Directors’ oversight of our accounting practices; the integrity of our financial statements; our compliance with legal and regulatory requirements; the qualifications, selection, independence and performance of our independent auditors; and the internal audit function. The Audit Committee has adopted in its charter a policy regarding the pre-approval of audit and permissible non-audit services provided by the Company’s independent auditors.

Under the policy, the Audit Committee pre-approves all audit services to be provided to the Company, whether provided by the principal auditors or other firms, and all other services (review, attest and non-audit) to be provided to the Company by the independent auditors; provided, however, that de minims non-audit services may instead be approved in accordance with applicable rules and regulations. All services provided by the principal external auditors for the years ended December 31, 2018, 2017 and 2016 were approved by the Audit Committee pursuant to the pre-approval policy.

D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On August 6, 2018, the Audit Committee approved the dismissal of Marcum LLP (“Marcum”) as the Company’s independent registered public accounting firm. On August 6, 2018 (the “Dismissal Date”), the Company notified Marcum of its dismissal effective immediately. Marcum served as the Company’s independent registered public accounting firm for the period from January 23, 2017 (inception) through December 31, 2017 and for the subsequent interim period through the Dismissal Date. Marcum’s report on the Company’s consolidated financial statements as of December 31, 2017 and for the period from January 23, 2017 (inception) through December 31, 2017 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles, except that it contained an emphasis paragraph with respect to the uncertainty about the Company’s ability to continue as a going concern. During the period from January 23, 2017 (inception) through December 31, 2017 and in the subsequent interim period through the Dismissal Date, there were (i) no disagreements between the Company and Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Marcum, would have caused Marcum to make reference to the subject matter of the disagreement in its reports on the consolidated financial statements for such periods and (ii) no “reportable events” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

In addition, on August 6, 2018, the Audit Committee approved the engagement of KPMG as the Company’s independent registered public accounting firm. KPMG was formally engaged on August 6, 2018. KPMG previously served as the independent registered public accounting firm for NPS, the accounting predecessor of the Company.

G. CORPORATE GOVERNANCE

Not applicable.

H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 below.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements listed below are filed as part of this Annual Report:

National Energy Services Reunited Corp. and Subsidiaries

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Consolidated Statements of Operations

Consolidated Statements of Comprehensive Income

Consolidated Balance Sheets

Consolidated Statements of Shareholders’ Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS

No.	Description of Exhibit

3.1	Memorandum and Articles of Association, as amended and restated (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 28, 2018).
4.1	Specimen Ordinary Share Certificate (incorporated herein by reference to the Company’s Registration Statement on Form S-1/A (File No. 333-217006) filed on April 25, 2017).
4.2	Specimen Warrant Certificate (incorporated herein by reference to the Company’s Registration Statement on Form S-1/A (File No. 333-217006) filed on April 25, 2017).
4.3	Warrant Agreement, dated May 11, 2017, by and between the Company and Continental Stock Transfer & Trust Company (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 8-K (File No. 001-38091) filed on May 17, 2017.
4.4	Consent Agreement dated November 29, 2018 by and among Mubbadrah Investments LLC, Hilal Al Busaidi, Yasser Al Barami and the Company (incorporated herein by reference to the Company’s Registration Statement on Form F-3 (File No. 333-229801) filed on February 22, 2019).
10.1	Forward Purchase Agreement by and between the Company and MEA Energy Investment 2 Ltd., dated April 27, 2018 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on April 30, 2018).
10.2	Loan Agreement, dated June 5, 2018, by and between the Company and Hana Investments Co. WLL (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
10.3	Shares Purchase Exchange Agreement, dated June 5, 2018, by and between the Company and Hana Investments Co. WLL (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
10.4	Relationship Agreement, dated June 5, 2018, by and between the Company and Hana Investments Co. WLL (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
10.5	Registration Rights Agreement, dated June 5, 2018, by and between the Company and Hana Investments Co. WLL (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
10.6	Relationship Agreement, dated as of June 6, 2018, by and between the Company and WAHA (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
10.7	Relationship Agreement, dated as of June 6, 2018, by and between the Company and AL Nowais Investments LLC. (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
10.8	Amended and Restated Registration Rights Agreement, dated as of June 6, 2018, by and among the Company, NESR Holdings Ltd., and each of the other signatories thereto (incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).

10.9	National Energy Services Reunited Corp. 2018 Long Term Incentive Plan (incorporated herein by reference to Annex F to the Company’s Proxy Statement on Schedule 14A (File No. 001-38091) filed on May 8, 2018).
10.11	Letter Agreement by and between the Company and each of the other signatories thereto, dated June 6, 2018 (incorporated herein by reference to Exhibit 10.17 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
10.12	Offer Letter between the Company and Melissa Cougle, dated June 12, 2018 (incorporated herein by reference to Exhibit 10.18 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
10.13	Voting Agreement, dated June 6, 2018, by and between the Company, NESR Holdings LTD. and SV3 Holdings PTE LTD (incorporated herein by reference to Exhibit 10.19 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
10.14	Registration Rights Agreement dated June 6, 2018 by and between the Company and SV3 Holdings PTE LTD (incorporated herein by reference to Exhibit 10.20 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
10.15	Lock-Up Agreement, dated June 6, 2018, by and between the Company and SV3 Holdings PTE LTD (incorporated herein by reference to Exhibit 10.21 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
10.16	Share Transfer Agreement, dated as of May 18, 2018, between Competrol Establishment and the Olayan Saudi Holding Company (incorporated herein by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-3 (File No. 333-226194) filed on July 16, 2018).
10.17	Nominee Agreement, dated as of May 9, 2018, and effective January 16, 2018, between the Olayan Saudi Holding Company and Hana Investments Co. WLL (incorporated herein by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-3 (File No. 333-226194) filed on July 16, 2018).
10.18	Addendum to the Nominee Agreement, dated June 8, 2018, between the Olayan Saudi Holding Company and Hana Investments Co. WLL (incorporated herein by reference to Exhibit 10.24 to the Company’s Registration Statement on Form F-3 (File No. 333-226194) filed on July 16, 2018).
10.19	Letter Agreement, dated May 11, 2017, by and among the Company, NESR Holdings Ltd. and the officers and directors of the Company (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K (File No. 001-38091) filed on May 17, 2017).
10.20	Investment Management Trust Agreement, dated May 11, 2017, by and between Continental Stock Transfer & Trust Company and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K (File No. 001-38091) filed on May 17, 2017).
10.21	Letter Agreement, dated May 11, 2017, by and between the Company and NESR Holdings Ltd regarding administrative support (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K (File No. 001-38091) filed on May 17, 2017).
10.22	Promissory Note, dated February 10, 2017, between the Company and NESR Holdings (incorporated by reference to Exhibit 10.4 to the Company’s Form S-1 (File No. 333-217006) filed on March 29, 2017).
10.23	Subscription Agreement, dated February 9, 2017, between the Company and NESR Holdings (incorporated by reference to Exhibit 10.6 to the Company’s Form S-1 (File No. 333-217006) filed on March 29, 2017).
10.24	Amended and Restated Private Placement Warrants Purchase Agreement, dated May 11, 2017, by and between the Company and NESR Holdings Ltd. (incorporated by reference to Exhibit 10.5 to the Company’s Form 8-K (File No. 001-38091) filed on May 17, 2017).
10.26	Agreement for the Sale and Purchase of Shares, dated as of November 12, 2017, by and among Mubadarah Investments LLC, Hilal Al Busaidy, Yasser Said Al Barami and the Company (incorporated by reference to Exhibit 10.5 to the Company’s Form 8-K (File No. 001-38091) filed on November 16, 2017).
10.27	Contribution Agreement, dated as of November 12, 2017, by and between SV3 Holdings Pte Ltd. and the Company (incorporated by reference to Exhibit 10.6 to the Company’s Form 8-K (File No. 001-38091) filed on November 16, 2017).
10.28	Stock Purchase Agreement, dated as of November 12, 2017, by and among the Company, Hana Investments Co. WLL, NPS Holdings Ltd and the selling stockholders signatory thereto (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K (File No. 001-38091) filed on November 16, 2017).
10.29	Shares Exchange Agreement, dated as of November 12, 2017, by and between NESR Holdings Ltd. and the Company (incorporated by reference to Exhibit 10.8 to the Company’s Form 8-K (File No. 001-38091) filed on November 16, 2017).
10.30	Loan Agreement, dated as of September 21, 2017, by and among NESR Holdings Ltd. and Antonio Jose Campo Mejia (incorporated by reference to Exhibit 10.9 to the Company’s Form 8-K (File No. 001-38091) filed on November 16, 2017).
10.31	Loan Agreement, dated as of September 21, 2017, by and among NESR Holdings Ltd. and Round Up Resource Service, Inc. (incorporated by reference to Exhibit 10.10 to the Company’s Form 8-K (File No. 001-38091) filed on November 16, 2017).

No.	Description of Exhibit
8.1*	Subsidiaries of National Energy Services Reunited Corp.
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.
13.1**	Certificate of Chief Executive Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
13.2**	Certificate of Chief Financial Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
15.1*	Consent of Independent Registered Public Accounting Firm.
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

* Filed herewith.

** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NATIONAL ENERGY SERVICES REUNITED CORP.

By:	/s/ Sherif Foda
Name:	Sherif Foda
Title:	Chief Executive Officer
Date:	March 12, 2019

By:	/s/ Melissa Cougle
Name:	Melissa Cougle
Title:	Chief Financial Officer
Date:	March 12, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

National Energy Services Reunited Corp.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of National Energy Services Reunited Corp. and subsidiaries (the Company) as of December 31, 2018 (Successor Company balance sheet) and of NPS Holdings Limited as of December 31, 2017 (Predecessor Company balance sheet), the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for the period from June 6, 2018 to December 31, 2018 (Successor Company operations), the period from January 1, 2018 to June 5, 2018 and for the years ended December 31, 2017 and 2016 (Predecessor Company operations) and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Successor Company as of December 31, 2018 and the results of its operations and its cash flows for the period June 6, 2018 to December 31, 2018 in conformity with U.S. generally accepted accounting principles. Further, in our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Predecessor Company as of December 31, 2017, and the results of its operations and its cash flows for the period from January 1, 2018 to June 5, 2018 and for the years ended December 31, 2017 and 2016, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG

We have served as the Company’s auditor since 2018.

Mumbai, India

March 12, 2019

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In US$ thousands, except share data)

	December 31, 2018	December 31, 2017
	Successor (NESR)	Predecessor (NPS)

Assets
Current assets
Cash and cash equivalents	24,892	24,502
Short term deposit with bank	-	3,043
Accounts receivable, net	62,636	50,037
Unbilled revenue	95,145	24,167
Service Inventories, net	58,151	32,313
Prepaid assets	6,937	5,268
Retention withholdings	22,011	13,430
Other current assets	29,873	9,095
Total current assets	299,645	161,855
Non-current assets
Property, plant and equipment, net	328,727	264,269
Intangible assets	138,052	10
Goodwill	570,540	182,053
Other assets	6,345	11,385
Total assets	$1,343,309	$619,572

Liabilities and equity
Liabilities
Accounts payable	66,264	25,132
Accrued expenses	38,986	23,324
Current portion of loans and borrowings	45,093	-
Short-term borrowings	31,817	8,773
Income taxes payable	10,991	2,651
Other current liabilities	29,929	2,577
Total current liabilities	223,080	62,457

Loans and borrowings	225,172	147,024
Deferred tax liabilities	30,756	1,922
Other liabilities	33,310	18,740
Total liabilities	512,318	230,143

Commitments (Note 13)
Equity
Successor preferred shares, no par value; unlimited shares authorized; none issued and outstanding at December 31, 2018.	-	-
Successor common stock, no par value; unlimited shares authorized; 85,562,769 shares issued and outstanding at December 31, 2018	801,545	-
Predecessor convertible redeemable shares	-	27,750
Predecessor common stock, par value $1; 370,000,000 shares authorized; 342,250,000 shares issued and outstanding at December 31, 2017	-	342,250
Additional paid in capital	1,034	3,345
Retained earnings	28,297	18,480
Accumulated other comprehensive income (loss)	48	(436)
Total shareholders’ equity	830,924	391,389
Non-controlling interests	67	(1,960)
Total equity	830,991	389,429
Total liabilities and equity	$1,343,309	$619,572

The accompanying notes are an integral part of the consolidated financial statements.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except share data)

	Period from June 7 to December 31, 2018	Period from January 1 to June 6, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Description	Successor (NESR)	Predecessor (NPS)

Revenues	$348,590	$137,027	$271,324	$224,115
Cost of services	(249,159)	(104,242)	(200,149)	(157,382)
Gross profit	99,431	32,785	71,175	66,733
Selling, general and administrative expense	(36,705)	(19,969)	(30,336)	(25,954)
Amortization	(9,373)	(10)	(607)	(22,663)
Operating income	53,353	12,806	40,232	18,116
Interest expense, net	(14,383)	(4,090)	(6,720)	(5,677)
Other income (expense), net	5,441	362	(573)	(1,441)
Income before income tax	44,411	9,078	32,939	10,998
Income tax expense	(9,431)	(2,342)	(4,586)	(2,648)
Net income	34,980	6,736	28,353	8,350
Net loss attributable to non-controlling interests	(163)	(881)	(2,273)	(193)
Net income attributable to shareholders	$35,143	$7,617	$30,626	$8,543

Weighted average shares outstanding:
Basic	85,569,020	348,524,566	342,250,000	340,932,192
Diluted	86,862,983	370,000,000	370,000,000	368,682,192

Net earnings per share:
Basic	$0.41	$0.02	$0.09	$0.02
Diluted	$0.40	$0.02	$0.08	$0.02

The accompanying notes are an integral part of the consolidated financial statements.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In US$ thousands)

	Period from June 7 to December 31, 2018	Period from January 1 to June 6, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Description	Successor (NESR)	Predecessor (NPS)
Net income	$34,980	$6,736	$28,353	$8,350
Other comprehensive income
Foreign currency translation adjustments	-	(16)	(45)	1,646
Total Comprehensive Income	34,980	6,720	28,308	9,996
Comprehensive loss attributable to noncontrolling interest	(163)	(881)	(2,273)	(193)
Comprehensive income attributable to stockholder interest	$35,143	$7,601	$30,581	$10,189

The accompanying notes are an integral part of the consolidated financial statements.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS SHAREHOLDERS’ EQUITY

(In US$ thousands, except share data)

			Redeemable			Accumulated	Retained	Total
			Convertible	Redeemable	Additional	Other	Earnings	Company		Total
	Shares	Common	Shares	Convertible	Paid In	Comprehensive	(Accumulated	Stockholders’	Noncontrolling	Stockholders’
Predecessor (NPS)	Outstanding	Stock	Outstanding	Shares	Capital	Income (Loss)	Deficit)	Equity	Interests	Equity

Balance at January 1, 2016	333,000,000	$333,000	37,000,000	$37,000	$2,973	$(2,037)	$3,487	$374,423	261	374,684
Net income (loss)	-	-	-	-	-	-	8,543	8,543	(193)	8,350
Foreign currency translation adjustment	-	-	-	-	-	1,646	-	1,646	-	1,646
Stock-based compensation	-	-	-	-	372	-	-	372	-	372
Disposal of noncontrolling interest	-	-	-	-	-	-	21	21	37	58
Conversion of redeemable shares	9,250,000	9,250	(9,250,000)	(9,250)	-	-	-	-	-	-
Acquisition of NCI	-	-	-	-	-	-	(1,735)	(1,735)	208	(1,527)
Amount of Provision for Zakat	-	-	-	-	-	-	(1,502)	(1,502)	-	(1,502)
Balance at December 31, 2016	342,250,000	342,250	27,750,000	27,750	3,345	(391)	8,814	381,768	313	382,081

			Redeemable			Accumulated	Retained	Total
			Convertible	Redeemable	Additional	Other	Earnings	Company		Total
	Shares	Common	Shares	Convertible	Paid In	Comprehensive	(Accumulated	Stockholders’	Noncontrolling	Stockholders’
Predecessor (NPS)	Outstanding	Stock	Outstanding	Shares	Capital	Income (Loss)	Deficit)	Equity	Interests	Equity

Balance at January 1, 2017	342,250,000	$342,250	27,750,000	$27,750	$3,345	$(391)	$8,814	$381,768	313	382,081
Net income (loss)	-	-	-	-	-	-	30,626	30,626	(2,273)	28,353
Foreign currency translation adjustment	-	-	-	-	-	(45)	-	(45)	-	(45)
Dividends paid	-	-	-	-	-	-	(20,000)	(20,000)	-	(20,000)
Amount of Provision for Zakat	-	-	-	-	-	-	(960)	(960)	-	(960)
Balance at December 31, 2017	342,250,000	$342,250	27,750,000	$27,750	$3,345	$(436)	$18,480	$391,389	$(1,960)	$389,429

			Redeemable			Accumulated	Retained	Total
			Convertible	Redeemable	Additional	Other	Earnings	Company		Total
	Shares	Common	Shares	Convertible	Paid In	Comprehensive	(Accumulated	Stockholders’	Noncontrolling	Stockholders’
Predecessor (NPS)	Outstanding	Stock	Outstanding	Shares	Capital	Income (Loss)	Deficit)	Equity	Interests	Equity

Balance at January 1, 2018	342,250,000	$342,250	27,750,000	$27,750	$3,345	$(436)	$18,480	$391,389	$(1,960)	$389,429
Net income (loss)	-	-	-	-	-	-	7,617	7,617	(881)	6,736
Foreign currency translation adjustment	-	-	-	-	-	(16)	-	(16)	-	(16)
Conversion of redeemable shares	6,274,566	6,275	(6,274,566)	(6,275)	-	-	-	-	-	-
Dividends paid	-	-	-	-	-	-	(48,210)	(48,210)	-	(48,210)
Amount of Provision for Zakat	-	-	-	-	-	-	(766)	(766)	-	(766)
Balance at June 6, 2018	348,524,566	$348,525	21,475,434	$21,475	$3,345	$(452)	$(22,879)	$350,014	$(2,841)	$347,173

				Accumulated	Retained	Total
			Additional	Other	Earnings	Company		Total
Successor			Paid In	Comprehensive	(Accumulated	Stockholders’	Noncontrolling	Stockholders’
(NESR)	Ordinary Shares		Capital	Income (Loss)	Deficit)	Equity	Interests	Equity
	Shares	Amount
Balance at June 7, 2018	11,730,425	$56,601	$-	$-	$(4,611)	$51,990	$-	$51,990
Reclassification of shares previously subject to redemption	16,921,700	165,188	-	-		165,188	-	165,188
Redeemed shares	(1,916,511)	(19,379)	-	-	-	(19,379)	-	(19,379)
Shares issued to acquire NPS	25,077,277	255,537	-	-	-	255,537	-	255,537
Shares issued to acquire GES	28,346,229	288,848	-	-	-	288,848	-	288,848
Shares issued to related party for loan fee and transaction costs	266,809	2,719	-	-	-	2,719	-	2,719
Shares issued in secondary offering	4,829,375	48,294	-	-	-	48,294	-	48,294
Shares issued for IPO underwriting fees	307,465	3,737	-	-	-	3,737	-	3,737
Stock-based Compensation	-	-	1,034	-	-	1,034	-	1,034
Business combination non-controlling interest	-	-	-	-	-	-	(2,004)	(2,004)
Other	-	-	-	48	-	48	(1)	47
Acquisition of non-controlling interest during the period	-	-	-	-	808	808	(808)	-
Non-controlling interest derecognized due to sale of subsidiary					(3,043)	(3,043)	3,043	-
Net income (loss) through December 31, 2018	-	-	-	-	35,143	35,143	(163)	34,980
Balance at December 31, 2018	85,562,769	$801,545	$1,034	$48	$28,297	$830,924	$67	$830,991

The accompanying notes are an integral part of the consolidated financial statements.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US$ thousands)

	Period from June 7 to December 31, 2018	Period from January 1 to June 6, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Description	Successor (NESR)	Predecessor (NPS)
Cash Flows from Operating Activities:
Net income	$34,980	$6,736	$28,353	$8,350
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	42,416	17,284	38,408	52,388
Shares issued for transaction costs	2,719	-	-	-
Stock-based compensation	1,034	-	-	372
(Gain) on Disposal of Assets	(986)	-	(228)	(26)
Impairment of property, plant and equipment	-	-	-	3,370
Accrued interest	2,055	3,350	7,835	6,029
Deferred tax expense (benefit)	(2,025)	-	598	(317)
Allowance for doubtful receivables	693	2,402	334	1,071
Provision for obsolete service inventories	1,155	-	-	-
NPS equity stock earn-out	(5,723)	-	-	-
Other operating activities, net	796	1,442	-	-
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	10,329	(15)	(5,000)	(7,828)
(Increase) decrease in inventories	5,440	(2,080)	(8,118)	(4,147)
(Increase) decrease in prepaid expenses	596	(759)	2,070	3,528
(Increase) decrease in other current assets	(36,373)	(16,257)	7,480	(3,522)
(Increase) decrease in other long term assets	-	(544)	-	-
Increase (decrease) in accounts payable and accrued liabilities	(34,943)	7,335	9,172	10,521
Increase in other current liabilities	18,677	1,932	2,289	9,107
Net cash provided by operating activities	40,840	20,826	83,193	78,896

Cash Flows from Investing Activities:
Proceeds from the Company’s trust account	231,782	-	-	-
Capital expenditures	(23,211)	(9,861)	(48,657)	(62,237)
Acquisition of business, net of cash acquired	(282,190)	(1,098)	(624)	-
Proceeds from disposal of assets	5,309	-	282	953
Other investing activities	1,722	3,043	(3,043)	(1,469)
Net cash used in investing activities	(66,588)	(7,916)	(52,042)	(62,753)

Cash Flows from Financing Activities:
Redemption of ordinary shares	(19,380)	-	-	-
Proceeds from issuance of shares	48,294	-	-	-
Proceeds from borrowings	92,490	47,063	-	-
Payment of deferred underwriting fees	(9,070)	(164)	-	-
Repayments of borrowings, lines of credit and other debt	(61,606)	-	(7,871)	(15,807)
Dividend paid	-	(48,210)	(20,000)	-
Other financing activities, net	(134)	(4,429)	(4,267)	(995)
Net cash provided by (used in) financing activities	50,594	(5,740)	(32,138)	(16,802)

Effect of exchange rate changes on cash	-	(16)	(45)	1,299
Net increase (decrease) in cash	24,846	7,154	(1,032)	640
Cash and cash equivalents, beginning of period	46	24,502	25,534	24,894
Cash and cash equivalents, end of period	24,892	31,656	24,502	25,534

Supplemental disclosure of cash flow information (also refer Note 3):
Interest paid	8,812	3,636	7,989	5,670
Income taxes paid	6,008	345	3,286	10,266

The accompanying notes are an integral part of the consolidated financial statements.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

National Energy Services Reunited Corp. (“NESR,” the “Company,” “we,” “our,” “us” or similar terms) is a British Virgin Islands corporation headquartered in Houston, Texas. The Company, through its wholly-owned subsidiaries, NPS Holdings Limited (“NPS”) and Gulf Energy S.A.O.C. (“GES” and, together with NPS, the “Subsidiaries”) (collectively, the “Business Combination”), is a regional provider of products and services to the oil and gas industry in the Middle East and North Africa (“MENA”) and Asia Pacific (“APAC”) regions.

NESR was originally incorporated in the British Virgin Islands as a special purpose acquisition company on January 23, 2017 for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with one or more businesses or entities. On May 17, 2017, NESR sold 21,000,000 units, each consisting of one ordinary share and one warrant, in its initial public offering, generating gross proceeds of $210 million. Simultaneously with the closing of its initial public offering, NESR consummated the sale of 11,850,000 warrants (the “Private Warrants”) at a price of $0.50 per warrant in a private placement to its sponsor, NESR Holdings Ltd. (“NESR Holdings”), generating gross proceeds of $5.9 million. On May 30, 2017, in connection with the underwriters’ election to partially exercise their over-allotment option, NESR consummated the sale of an additional 1,921,700 units at $10.00 per unit and the sale of an additional 768,680 Private Warrants at $0.50 per warrant, generating total gross proceeds of $19.6 million.

An aggregate amount of $229.2 million from the net proceeds of the sale of the units in the initial public offering and the Private Warrants was placed in a trust account (“Trust Account”) until the earlier of: (i) the consummation of a business combination or (ii) the distribution of the trust account. On June 6, 2018 (the “Closing Date”), NESR acquired all of the issued and outstanding equity interests of NPS and GES (the “Business Combination”). Subsequently, the proceeds held in the Trust Account aggregating $231.8 million (including interest) were released.

Both NPS and GES are regional providers of products and services to the oil and gas industry in the MENA and APAC regions. Revenues are primarily derived from services provided during the drilling, completion and production phases of an oil or natural gas well. NPS operates in 12 countries with the majority of its revenues derived from operations in Saudi Arabia, Algeria, Qatar, UAE and Iraq. GES provides drilling equipment for rental and related services, well engineering services and directional drilling services imports, and sells oilfield equipment and renders specialized services to oil companies in Oman, Saudi Arabia, Algeria and Kuwait.

2. BASIS OF PRESENTATION

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). All amounts are shown in US dollars, except as noted.

The Business Combination was accounted for under Accounting Standards Codification (“ASC”) Topic 805, Business Combination. Pursuant to ASC 805, NESR was determined to be the accounting acquirer based on evaluation of the facts and circumstances including:

●	The transfer of cash by NESR;

●	NESR’s executive management comprise the C-Suite of the combined company;

●	NESR’s right to designate members of the board; and

●	NESR initiated the Business Combination.

As a result of the Business Combination, NPS and GES are acquirees and NPS is determined to be the accounting “Predecessor”. NPS was determined to be the accounting “Predecessor” as the Company expects to use the NPS platform to grow the business as it operates throughout the Middle East and Africa whereas GES is concentrated in Oman with small operations across other countries in the region. Further, the market size of countries where NPS is operating is much larger than that of GES and the valuation and price paid for NPS was significantly higher than that of GES. The Company’s financial statement presentation distinguishes a Predecessor for periods prior to the Closing Date. NESR is the “Successor” for periods after the Closing Date, which includes the consolidated financial results of both NPS and GES. The transactions were accounted for as a business combination using the acquisition method of accounting, and the Successor financial statements reflect a new basis of accounting for both NPS and GES that is based on the fair value of assets acquired and liabilities assumed. See Note 4, Business Combination, for further discussion on the Business Combination. As a result of the application of the acquisition method of accounting as of the Closing Date, the financial statements for the Predecessor periods and for the Successor period are presented on a different basis of accounting and are, therefore, not comparable. The historical information of NESR prior to the Business Combination has not been reflected in the Company’s financial statements prior to June 7, 2018, as it was not deemed the Predecessor.

In the accompanying consolidated financial statements, the Successor period is from June 7, 2018 to December 31, 2018 (“Successor Period”) and the Predecessor periods are from January 1, 2018 to June 6 (“2018 Predecessor Period”), January 1, 2017 to December 31, 2017 (“2017 Predecessor Period”) and January 1, 2016 to December 31, 2016 (“2016 Predecessor Period”). Statement of income activity of NESR, being nominal in nature, prior to the closing of the Business Combination is recorded in the opening retained earnings as of June 7, 2018 and not presented separately.

Emerging growth company

The Company is an “emerging growth company,” as defined in Section 2(a) of the U.S. Securities Act of 1933 as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make a comparison of the Company’s consolidated financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s significant estimates include estimates made towards purchase price allocation for the acquisition of NPS and GES, allowance for doubtful accounts, impairment of property, plant and equipment, goodwill and intangible assets, estimated useful life of property plant and equipment and intangible assets, provision for inventories obsolescence, recoverability of unbilled revenue, provision for liabilities pertaining to unrecognized tax benefits, recoverability of deferred taxes and contingencies and actuarial assumptions in employee benefit plans.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from our estimates.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The Company consolidates entities in which the Company has a majority voting interest and entities that meet the criteria for variable interest entities for which the Company is deemed to be the primary beneficiary for accounting purposes. The Company eliminates intercompany transactions and accounts in consolidation. The Company applies the equity method of accounting for an investment in an entity if it has the ability to exercise significant influence over the entity that (a) does not meet the variable interest entity criteria or (b) meets the variable interest entity criteria, but for which the Company is not deemed to be the primary beneficiary. The Company applies the cost method of accounting for an investment in an entity if it does not have the ability to exercise significant influence over the unconsolidated entity. The Company separately presents within equity on the consolidated balance sheets the ownership interests attributable to parties with non-controlling interests in our consolidated subsidiaries, and separately presents net income attributable to such parties on the consolidated statements of operations.

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.

Supplemental cash flow information

Non-cash transactions were as follows for the Successor periods:

●	As described in Note 4, Business combination, the Company issued ordinary shares valued at $544.4 million in connection with the Business Combination.
●	In connection with the Hana Loan, which is described in Note 9, Debt, the Company paid a $0.6 million origination fee using ordinary shares. Additionally in conjunction with the Hana Loan, as described in Note 14, Equity, the Company reimbursed Hana Investments for transaction fees and expenses in the amount of $2.1 million through the issuance of ordinary shares.
●	Purchases of property, plant, and equipment in accounts payable and short-term debt at December 31, 2018 of $20.8 million and $14.7 million, respectively, are not included under “Capital expenditures” within the consolidated statement of cash flows.

Income taxes

The Company applies an asset and liability approach to financial accounting and reporting for income taxes. Deferred tax assets and liabilities are computed for differences between the financial accounting and tax basis of assets and liabilities that will result in future deductible or taxable amounts and for carryforwards, based on enacted tax laws and rates applicable to the periods in which the deductible or taxable temporary differences are expected to affect taxable income. Valuation allowances are established to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company applies a recognition and measurement threshold for evaluating tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position, based solely on the technical merits, must be more-likely-than-not to be sustained upon examination by taxing authorities. Recognized tax positions are measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. The Subsidiaries operate in multiple tax jurisdictions in the Middle East, North Africa and Asia. The Company has provided for income taxes based on enacted tax laws and tax rates in effect in the foreign countries where the Company operates and earns income. The income taxes in these jurisdictions vary substantially. The Company engages in transactions in which the tax consequences may be subject to uncertainty and examination by the varying taxing authorities. Significant judgment is required by the Company’s management in assessing and estimating the tax consequences of these transactions. While the Company prepares tax returns based on interpretations of tax laws and regulations, in the normal course of business the tax returns may be subject to examination by the various taxing authorities. Such examinations may result in future assessments of additional tax, interest and penalties. NESR classifies interest and penalties relating to an underpayment of income taxes within income tax expense in the Consolidated Statement of Operations. For purposes of the Company’s income tax expense, a tax benefit is not recognized if the tax position is not more likely than not to be sustained based solely on its technical merits. Considerable judgment is involved in determining which tax positions are more likely than not to be sustained.

Net income per ordinary share

Basic income per ordinary share was computed by dividing basic net income attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding. Diluted income per ordinary share was computed by dividing diluted net income attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding plus dilutive potential ordinary shares, if any. Dilutive potential ordinary shares include outstanding warrants or other contracts to issue ordinary stock and are determined by applying the treasury stock method or if-converted method, as applicable, if dilutive.

Concentration of credit risk

The Company’s assets that are exposed to concentrations of credit risk consist primarily of cash and receivables from customers. The Company places its cash with financial institutions and limits the amount of credit exposure with any one of them. The Company regularly evaluates the creditworthiness of the issuers in which it invests. The Company minimizes this credit risk by entering into transactions with high-quality counterparties, limiting the exposure to each counterparty and monitoring the financial condition of its counterparties.

Fair value of financial instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, unbilled revenue, accounts payable, loans and borrowings, contingent consideration and an embedded derivative. Other than the embedded derivative and contingent consideration, the fair value of the Company’s financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying consolidated balance sheet, primarily due to their short-term nature.

Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

●	Level 1 - Quoted prices in active markets for identical assets or liabilities.

●	Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3 - Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

Accounts receivable and allowance for doubtful accounts

Trade accounts receivable are recorded at the invoiced amount. No interest is charged on past-due balances. The Company grants credit to customers based upon an evaluation of each customer’s financial condition. The Company periodically monitors the payment history and ongoing creditworthiness of customers. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowances management considers historical losses adjusted to take into account current market conditions and the customer’s financial conditions, the amount of receivable in dispute, current receivables ageing and current payment patterns. Significant accounts receivable balances and balances that have been outstanding greater than 90 days are reviewed for collectability. Account balances, when determined to be uncollectable, are charged against the allowance.

Service inventories

The Company’s service inventory consists of spare parts, chemicals and raw materials to support ongoing operations which are held for the purpose of service contracts and are measured at the lower of cost or net realizable value. The cost is based on the weighted average cost principle and includes expenditures incurred in acquiring the service inventories. Net realizable value is the estimated selling price less estimated costs of completion and selling expenses incurred in the ordinary course of business.

The Company determines reserves for service inventory based on historical usage of inventory on-hand, assumptions about future demand and market conditions and estimates about potential alternative uses, which are limited.

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation. The cost of ordinary maintenance and repair is charged to operating expense, while replacement of critical components and major improvements that extend the life of the related asset are capitalized. Capital work in progress mainly represents costs incurred on drilling rigs and equipment that are in transit at the reporting date. No depreciation is charged to capital work in progress. Depreciation of property, plant and equipment is calculated using the straight-line method over the asset’s estimated useful life as follows:

Buildings and leasehold improvements	5 to 25 years or the estimated lease period, whichever is shorter
Drilling rigs, plant and equipment	3 to 15 years
Furniture and fixtures	5 years
Office equipment and tools	3 to 6 years
Vehicles and cranes	5 to 8 years

Property, plant and equipment is reviewed for impairment on an annual basis or whenever events or changes in circumstances indicate the carrying value of an asset or asset group may not be recoverable. Events or circumstances that may indicate include, but are not limited to, matters such as a significant decline in market value or a significant change in business climate (“triggering events”). An impairment loss is recognized when the carrying value of an asset exceeds the estimated undiscounted future cash flows from the use of the asset and its eventual disposition.

The amount of impairment loss recognized is the excess of the asset’s carrying value over its fair value. In determining the fair market value of the assets, the Company considers market trends and recent transactions involving sales of similar assets, or when not available, discounted cash flow analysis. The Company has not recorded any impairment charges of property, plant and equipment in the accompanying consolidated statement of operations for any of the periods presented.

Assets to be disposed of are reported at the lower of the carrying value or the fair value less cost to sell. Upon sale or other disposition of an asset, the Company recognizes a gain or loss on disposal measured as the difference between the net carrying value of the asset and the net proceeds received.

Goodwill

Goodwill is the excess cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination.

Goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require. Our next annual test will occur in the third quarter of 2019. The Company performs a qualitative assessment to determine whether it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount. If the Company determines, as a result of its qualitative assessment, that it is not more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, no further testing is required. If the Company determines, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, a goodwill impairment assessment is performed using a two-step, fair-value based test. Under the first step, goodwill is reviewed for impairment by comparing the carrying value of the reporting unit’s net assets (including allocated goodwill) to the fair value of the reporting unit. The fair value of the reporting units is determined using a discounted cash flow approach. Determining the fair value of a reporting unit requires judgment and the use of significant estimates and assumptions. Such estimates and assumptions include revenue growth rates, discount rates, operating margins, weighted average costs of capital, market share and future market conditions, among others. If the reporting unit’s carrying value is greater than its fair value, a second step is performed whereby the implied fair value of goodwill is estimated by allocating the fair value of the reporting unit in a hypothetical purchase price allocation analysis. If the amount of goodwill resulting from this hypothetical purchase price allocation is less than the carrying value of the reporting unit’s goodwill, the recorded carrying value of goodwill is written down to the implied fair value. The Company has not recorded any impairment charge for goodwill in the accompanying consolidated statement of operations for any of the periods presented.

Intangible assets

Intangible assets were identified that met either the separability criterion or the contractual-legal criterion described in ASC 805. The Company’s intangible assets with finite lives consist of customer contracts, trademarks and trade names. The cost of intangible assets with finite lives is amortized over the estimated period of economic benefit on a straight line basis, ranging from eight to ten years. Asset lives are adjusted whenever there is a change in the estimated period of economic benefit. No residual value has been assigned to these intangible assets.

Intangible assets with finite lives are tested for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. These conditions may include a change in the extent or manner in which the asset is being used or a change in future operations. The Company assesses the recoverability of the carrying amount by preparing estimates of future revenue, margins and cash flows. If the sum of expected future cash flows (undiscounted) is less than the carrying amount, an impairment loss is recognized. The impairment loss recognized is the amount by which the carrying amount exceeds the fair value. Fair value of these assets may be determined by a variety of methodologies, including discounted cash flow models.

Employee benefits.

The Company provides defined benefit plan of severance pay to the eligible employees. The severance pay plan provides for a lump sum payment to employees on separation (retirement, resignation, death while in employment or on termination of employment) of an amount based upon the employees last drawn salary and length of service, subject to the completion of minimum service period (1-2 years) and taking into account the provisions of local applicable law or as per employee contract. The Company records annual amounts relating to these long-term employee benefits based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, assumed rates of return, compensation increases and turnover rates. The Company reviews its assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is appropriate to do so. The effect of modifications to those assumptions is recorded in the statement of income. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions. The net periodic costs are recognized as employees render the services necessary to earn these benefits. Contributions to a defined contribution retirement plan and occupational hazard insurance for Omani employees in accordance with the Omani Social Insurances Law are recognized as an expense as incurred.

Commitments and contingencies

The Company accrues for costs relating to litigation claims and other contingent matters, including liquidated damage liabilities, when such liabilities become probable and reasonably estimable. In circumstances where the most likely outcome of a contingency can be reasonably estimated, the Company accrues a liability for that amount. Where the most likely outcome cannot be estimated, a range of potential losses is established and if no one amount in that range is more likely than others, the low end of the range is accrued. Such estimates may be based on advice from third parties or on management’s judgment, as appropriate. Revisions to contingent liabilities are reflected in income in the period in which different facts or information become known or circumstances change that affect the Company’s previous judgments with respect to the likelihood or amount of loss. Amounts paid upon the ultimate resolution of contingent liabilities may be materially different from previous estimates and could require adjustments to the estimated reserves to be recognized in the period such new information becomes known.

Revenue recognition

The Company’s revenues are generated principally from providing services and related equipment as well as renting tools and equipment.

Revenues associated with services are recognized when the services are rendered and collectability is reasonably assured. Revenues from services and equipment are based on fixed or determinable priced purchase orders or contracts with the customer and do not include the right of return. Rates for services and equipment are priced on a per day, per unit of measure, per man hour or similar basis. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of operations. Services performed but not billed at the end of the reporting period are classified as unbilled revenues. Unbilled revenues for services performed are calculated based on the rates stated in the purchase orders or contracts with the customers. Unbilled revenues are typically billed upon customer approval and generally billed and collected within one to three months depending on the nature of customer contract.

Revenue associated with the rental of tools and equipment is recorded on the basis of daily hire rates applicable under the relevant agreement on a straight-line basis.

Segment information

An operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses and about which separate financial information is regularly evaluated by the Company’s chief operating decision maker (“CODM”) in deciding how to allocate resources. Similar operating segments can be aggregated into a single operating segment if the businesses are similar. Management has determined that the Company has two operating segments and two reportable segments, which reflects the manner in which the CODM operates the Company. The Company’s CODM is its Chief Executive Officer.

Stock-based compensation arrangements

The Company provides stock-based compensation in the form of restricted stock awards to members of our Board of Directors and employees. Awards are issued pursuant to the terms of our 2018 Long Term Incentive Plan (“LTIP”) and valued at their grant date fair value. Such awards qualify as participating securities as they have the right to participate in dividends issued on our ordinary shares, if any. Grants to members of our Board of Directors are time-based and vest ratably over a 1 year period. Grants to our employees are time-based and vest ratably over a 3 year period.

Functional and presentation currency

These consolidated financial statements are presented in US Dollars (“USD”), which is the functional currency of the Company. The majority of the Company’s sales are denominated in USD. Each subsidiary of NESR determines its own functional currency and items included in the financial statements of each subsidiary are measured using that functional currency. These consolidated financial statements are presented in USD, which in the opinion of management is the most appropriate presentation currency of the Company in view of the Company. All financial information presented in USD is rounded to the nearest thousand, unless otherwise indicated.

Transactions in foreign currencies are translated to the respective functional currency of the Company’s subsidiaries at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate as of the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated to the functional currency at the exchange rate when the fair value was determined. Foreign currency differences are generally recognized in profit or loss. Non-monetary items that are measured based on historical cost in a foreign currency are not translated.

The assets and liabilities of entities whose functional currency is not the USD are translated into the USD at the exchange rate as of the reporting date. The income and expenses of such entities are translated into the USD using average exchange rates for the reporting period. Exchange differences on foreign currency translations are recorded in other comprehensive income (loss).

Derivative financial instruments

The Company evaluates all of its financial instruments, including stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as an embedded derivative. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as other income (expense).

Recent accounting pronouncements

As an emerging growth company, the Company has elected the option to defer the effective date for adoption of new or revised accounting guidance. This option allows the Company to adopt new guidance on the effective date for entities that are not public business entities.

Recently issued accounting standards not yet adopted

On August 28, 2018 the Financial Accounting Standards Board (“FASB”), issued Accounting Standards Update (“ASU”) No 2018-14, “Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20): Disclosure Framework—Changes to The Disclosure Requirements for Defined Benefit Plans.” ASU No. 2018-14 amends ASC 715 to add, remove, and clarify disclosure requirements related to defined benefit pension and other postretirement plans. The update is effective for the Company for fiscal years ending after December 15, 2021. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

On August 28, 2018 the FASB issued ASU No 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement.” ASU No. 2018-13 modifies the disclosure requirements on fair value measurements in Topic 820. The amendments in ASU No. 2018-13 are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

On August 6, 2018 the FASB issued ASU No. 2018-11, “Leases (Topic 842): Targeted Improvements”. This ASU is intended to reduce costs and ease implementation of the leases standard for financial statement preparers. ASU 2018-11 provides a new transition method and a practical expedient for separating components of a contract. Under this new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption. Additionally, the amendments in ASU 2018-11 provide lessors with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component if the non-lease components otherwise would be accounted for under the new revenue guidance (Topic 606). This update is effective for the Company’s consolidated financial statements as of and for the year ended December 31, 2020 and for interim periods beginning in 2021. The Company is currently evaluating the provisions of the pronouncement and assessing the impact, if any, on its consolidated financial statements and related disclosures.

In June 2018, the FASB issued ASU No. 2018-07, “Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.” ASU 2018-07 expands the scope of Topic 718, Compensation—Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. The amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

In March 2017, the FASB issued ASU No. 2017-07, “Compensation - Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost”, which amends the presentation of net periodic pension and postretirement benefit cost (“net benefit cost”). The service cost component of net benefit cost will be bifurcated and presented with other employee compensation costs, while other components of net benefit costs will be presented separately outside of income from operations. The standard is required to be applied on a retrospective basis and will be for annual periods beginning after December 15, 2018, and interim periods within those fiscal years. The adoption of this standard will not have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04 “Simplifying the Test for Goodwill.” The update amends Accounting Standard Codification No. 350 Intangibles - Goodwill and Other, provides guidance that simplifies the accounting for goodwill impairment for all entities by requiring impairment charges to be based on the first step in today’s two-step impairment test under accounting topic 350. The amendments in this update will be applied prospectively and is effective for annual and interim impairment tests performed in periods beginning after December 15, 2021. The Company does not expect the adoption of this standard to have an impact on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, “Clarifying the Definition of a Business”. This standard clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of asset or business. This update is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years and should be applied prospectively. Early adoption is allowed for transactions that occurred before the issuance date or effective date of the amendments only when the transaction has not been reported in the financial statements previously issued. The adoption of this standard will not have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments”. The new standard amends the impairment model for trade receivables, net investments in leases, debt securities, loans and certain other instruments to utilize an expected loss methodology in place of the currently used incurred loss methodology. This pronouncement is effective for annual periods beginning after December 15, 2020, including interim periods within those annual periods. The Company is currently evaluating the provisions of the pronouncement and assessing the impact, if any, on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, “Leases”, a new standard on accounting for leases. This update increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This update is effective for the Company’s consolidated financial statements as of and for the year ending December 31, 2020 and for interim periods beginning in 2021. The Company is currently evaluating the provisions of the pronouncement and assessing the impact, if any, on its consolidated financial statements and related disclosures.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”. This update requires equity investments that do not result in consolidation and are not accounted for under the equity method to be measured at fair value with changes recognized in net income. However, an entity may elect to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. This update is effective for the Company for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The adoption will not have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), which outlines a single comprehensive model for entities to use in accounting for revenue. ASU 2014-09 supersedes the revenue recognition requirements in FASB ASC Topic 605, “Revenue Recognition,” and most industry-specific guidance. ASU 2014-09 sets forth a five-step model for determining when and how revenue is recognized. Under the model, an entity will be required to recognize revenue to depict the transfer of goods or services to a customer at an amount reflecting the consideration it expects to receive in exchange for those goods or services. In August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers” (“ASU 2015-14”), which deferred the effective date of ASU 2014-09 for all entities by one year and is effective for the Company’s consolidated financial statements as of and for the year ending December 31, 2019 and for interim periods beginning in 2020. The Company is currently analyzing the provisions of the pronouncement and assessing the impact of the new standard on revenue contracts and expects to complete its evaluation by the second quarter of fiscal 2019. The Company anticipates utilizing the modified retrospective approach for adopting the new standard.

4. BUSINESS COMBINATION

On June 6, 2018, NESR consummated the Business Combination and related financing transactions, acquiring all of the issued and outstanding equity interests of NPS and GES.

Description of the NPS Transaction

First closing. Pursuant to a stock purchase agreement, dated as of November 12, 2017, among NESR and Hana Investments Co. WLL (“Hana Investments”), as purchasers, the NPS selling stockholders, as sellers, and NPS, Hana Investments agreed to pay $150.0 million to NPS selling stockholders in exchange for 83,660,878 shares of NPS. This payment was made on January 14, 2018.

Second closing. At closing of the Business Combination, following approval by the NESR shareholders, NESR purchased the remaining outstanding NPS shares with $292.8 million in cash and 11,318,828 NESR ordinary shares for the balance of the purchase price, adjusted for any NPS Leakage. “NPS Leakage” is defined in the NPS stock purchase agreement to cover transfers or removals of assets from NPS for the benefit of the NPS selling stockholders, other than receivable proceeds, which may have occurred between the Locked Box Date (as defined in the NPS stock purchase agreement) and the Closing Date.

Contemporaneously with the Closing Date, Hana Investments agreed to transfer the 83,660,878 NPS shares it acquired from the NPS selling stockholders to NESR in exchange for NESR ordinary shares valued at $11.244 per share, which resulted in the issuance of 13,340,448 NESR ordinary shares to Hana Investments. In addition, NESR agreed to pay Hana Investments an amount of interest accrued from the date of the payment of the $150.0 million to the NPS selling stockholders until the Closing Date, up to $4.7 million in cash or 418,001 NESR ordinary shares.

The stock purchase agreement contains earn-out mechanisms that enable the sellers to receive additional consideration after the closing of the Business Combination as follows:

●	Cash Earn-Out: On the Closing Date, the Company paid interest totaling $4.7 million in NESR ordinary shares. NESR, in accordance with the NPS stock purchase agreement, paid an additional $7.6 million in cash as contingent consideration for the renewal of a major customer contract by NPS at closing of the Business Combination

●	First Equity Stock Earn-Out: Up to 1,671,704 NESR ordinary shares will be issued to the NPS selling stockholders if the 2018 EBITDA (earnings before income taxes, depreciation and amortization) of NESR satisfies scheduled financial thresholds.

●	Second Equity Stock Earn-Out: Up to an additional 1,671,704 NESR ordinary shares will be issued to the NPS selling stockholders if the 2018 EBITDA of NESR satisfies scheduled thresholds higher than the First Equity Stock Earn-Out financial thresholds.

The equity earn-outs at close were fair valued at $16.2 million. At December 31, 2018, we recorded an adjustment in the statement of operations as other income or other expense to reduce our liability for these share-based payments to $10.5 million based on 2018 EBITDA results as agreed upon with the sellers. An aggregate of 1,300,214 NESR ordinary shares were issued in February 2019 in satisfaction of our $10.5 million obligation.

NESR was also required to make additional payments for delays in receiving shareholder approval to complete the Business Combination. The NPS selling stockholders had negotiated a fee (the “Ticker Fee”) that began to accrue daily on cash not paid by January 1, 2018. On June 6, 2018, NESR entered into an agreement with the NPS selling stockholders to waive a portion of the accrued Ticker Fee. The resulting final Ticker Fee amounted to $13.4 million, which was paid in cash, and NESR agreed to reimburse the NPS selling stockholders for $5.2 million of fees, costs and expenses related to the acquisition by NESR of all of the outstanding NPS shares.

Description of the GES Transaction

On June 6, 2018, NESR acquired 88% of the outstanding shares of GES from certain owners of GES in exchange for the issuance of 25,309,848 NESR ordinary shares, and NESR Holdings acquired the remaining 12% of the outstanding shares of GES for a total cash purchase price of $29.3 million (collectively, the “GES Transaction”), subject to certain adjustments. These adjustments relate to permitted Leakage (as defined in the GES stock purchase agreements), which may have occurred between the Locked Box Date (as defined in the GES stock purchase agreements) and the Closing Date. NESR Holdings organized financing of the acquisition through certain loan contracts with 11 investors (the “GES Investors”). NESR Holdings then assigned the GES shares which it acquired to NESR, and NESR assumed the obligation to satisfy the loan contracts. The loan contracts allowed for the GES Investors to receive either NESR ordinary shares, GES shares or cash in satisfaction of the loans, and in most of these contracts such election was at NESR’s discretion, subject to GES Investors having the right for 21 days after filing of the Proxy Statement to reject in writing acceptance of NESR ordinary shares. NESR elected to issue NESR ordinary shares to satisfy the loan contracts, and the GES Investors did not elect to reject in writing their acceptance of said NESR ordinary shares. The loan contracts were interest bearing and accrued interest of $1.1 million upon settlement, with such interest being paid in NESR ordinary shares. NESR issued a total of 3,036,381 NESR ordinary shares in settlement of the loan contracts and accrued interest at closing of the Business Combination.

Description of the Hana Loan

On June 5, 2018, NESR entered into a Loan Agreement with Hana Investments, pursuant to which NESR borrowed $50.0 million (the “Hana Loan”) on an unsecured basis. For a description of the Hana Loan, see Note 9, Debt.

Financing of Business Combination

Consideration for the Business Combination was funded through the following sources and transactions:

●	investments and cash equivalents held in trust of $202.1 million related to NESR’s initial public offering of units;

●	use of cash and cash equivalents acquired from the acquisition of NPS of $18.7 million towards payment of the Ticker Fee and reimbursement of NPS selling shareholders expenses;

●	issuance of 4,829,375 NESR ordinary shares for $48.3 million to MEA Energy Investment Company 2 Ltd. (the “Backstop Investor”) pursuant to a backstop commitment (the “Backstop Commitment”). The funds received from such Backstop Commitment were used to help fund the cash portion of the consideration to the NPS selling stockholders, transaction expenses in the Business Combination, and for other general corporate purposes;

●	the borrowing of $50.0 million from Hana Investments;

●	the issuance of 13,758,449 NESR ordinary shares to Hana Investments in exchange for its NPS shares and as payment for interest accrued on Hana Investments’ $150.0 million purchase of NPS shares. Based on negotiations between NESR and Hana Investments, NESR paid $4.7 million of accrued interest in the form of NESR ordinary shares;

●	the issuance of 11,318,828 NESR ordinary shares to the NPS selling stockholders in exchange for their NPS shares;

●	the issuance of 25,309,848 NESR ordinary shares to certain owners of GES in exchange for their GES shares; and

●	the assumption and subsequent conversion of the GES loan contracts and related interest from NESR Holdings into 3,036,381 NESR ordinary shares in exchange for its GES shares.

The following summarizes the total consideration to purchase all of the issued and outstanding equity interests of NPS and GES (in thousands):

	NPS		GES
	Value	Shares	Value	Shares	Total

Cash consideration	$319,015	-	$-	-	$319,015
Total consideration – cash	319,015				319,015

NESR ordinary share consideration	255,537	25,077	257,907	25,310	513,444
Assumption of Loan Contracts and related interest from NESR Holdings (including conversion into NESR ordinary shares)	-	-	30,941	3,036	30,941
Total consideration - equity(1)	255,537	25,077	288,848	28,346	544,385

Estimated earn-out mechanisms	16,203	-	-	-	16,203

Total consideration	$590,755		$288,848		$879,603

(1)	The fair value of NESR ordinary shares was determined based upon the $10.19 per share closing price of NESR ordinary shares on June 6, 2018, the closing date of the Business Combination.

Accounting treatment

The Business Combination is accounted for under ASC 805. Pursuant to ASC 805, NESR has been determined to be the accounting acquirer. Refer to Note 2, Basis of Presentation, for more information. NPS and GES both constitute businesses, with inputs, processes, and outputs. Accordingly, the acquisition of NPS and GES both constitute the acquisition of a business for purposes of ASC 805, and due to the change in control of each of NPS and GES was accounted for using the acquisition method. NESR recorded the fair value of assets acquired and liabilities assumed from NPS and GES.

The allocation of the consideration to the tangible and intangible assets acquired and liabilities assumed, is based on various estimates. As of December 31, 2018, the management is evaluating the fair value of certain equipment pending final reports from the appraisers and the uncertainties relating to tax positions of various NPS and GES entities operating in the tax jurisdictions in the MENA region which is pending filing of the income tax returns. As such, to the extent of these estimates, the purchase price allocation is preliminary. Management expects that these values will be finalized by the first quarter of 2019.  Any adjustments will be recognized in the reporting period in which the adjustment amounts are determined.

The following table summarizes the preliminary allocation of the purchase price allocation (in thousands):

Allocation of consideration

	NPS	GES
	(In thousands)
Cash and cash equivalents	$31,656	$5,206
Accounts receivable	55,392	18,013
Unbilled revenue	41,378	45,343
Inventories	33,652	31,092
Current assets	19,463	8,719
Property, plant and equipment	216,094	91,444
Intangible assets	94,000	53,000
Deferred tax assets	-	554
Other assets	7,457	1,254
Total identifiable assets acquired	499,092	254,625

Accounts payable	26,457	31,113
Accrued expenses	28,686	25,388
Current portion of loans and borrowings	-	16,368
Short-term borrowings	55,836	9,000
Current liabilities	811	15,449
Loans and borrowings	149,399	25,098
Deferred tax liabilities	23,799	8,053
Other liabilities	22,363	8,838
Noncontrolling interest	(2,841)	837
Net identifiable liabilities acquired	304,510	140,144
Total fair value of net assets acquired	194,582	114,481
Goodwill	396,173	174,367
Total gross consideration	$590,755	$288,848

In the Successor Period, the Company updated its valuation of certain identifiable assets and liabilities as of June 6, 2018. These measurement period changes resulted in an increase of $95 million to goodwill as compared to the amounts recorded as of June 6, 2018.

For GES, these measurement period adjustments included:

●	reduction in value of receivables of $12.6 million;
●	write-down in the value of a joint venture investment in the amount of $2.6 million;
●	offsetting adjustments to accounts receivable and accounts payable for a transaction with a related party;
●	reduction in the value of property, plant, and equipment of $13 million;
●	recognition of additional tax provisions (primarily deferred tax liabilities on the customer contract and trademark and tradename intangible assets) of $10 million; and
●	addition of other short and long-term liabilities of $9 million due to recognition of payables on acquisition to the selling shareholders.

For NPS, these measurement period adjustments included:

●	the reduction of $31 million of intangible assets;
●	reduction in the value of property, plant, and equipment of $7 million; and
●	additional tax provisions (primarily deferred tax liabilities on the customer contract and trademark and tradename intangible assets) of $16 million.

The impact of these adjustments on the 2018 Successor Period was not material to the consolidated financial statements.

Intangible assets were identified that met either the separability criterion or the contractual-legal criterion described in ASC 805. The preliminary allocation to intangible assets is as follows (in thousands):

Intangible assets

	Fair Value
	NPS	GES	Total	Useful Life
	(In thousands)
Customer contracts	$77,000	$44,500	$121,500	10 years
Trademarks and trade names	17,000	8,500	25,500	8 years
Total intangible assets	$94,000	$53,000	$147,000

Goodwill

$570.5 million has been allocated to goodwill as of December 31, 2018. Goodwill represents the excess of the gross consideration transferred over the fair value of the underlying net tangible and identifiable definite-lived intangible assets acquired. The goodwill is not amortizable for tax purposes. Qualitative factors that contribute to the recognition of goodwill include certain intangible assets that are not recognized as separate identifiable intangible assets apart from goodwill. Intangible assets not recognized apart from goodwill consist primarily of the strong market positions and the assembled workforces at the Subsidiaries.

In accordance with FASB ASC Topic 350, Goodwill and Other Intangible Assets, goodwill will not be amortized, but instead will be tested for impairment at least annually or more frequently if certain indicators are present. In the event management determines that the value of goodwill has become impaired, an accounting charge for the amount of impairment during the period in which the determination is made may be recognized.

Transaction costs

The Company incurred $17.6 million in advisory, legal, accounting, and management fees and $2.2 million of transaction costs paid in NESR shares through December 31, 2018, which includes the amounts the Company had spent prior to the closing of the Business Combination. These costs are recorded in selling, general and administrative expense in the consolidated statement of operations in connection with the Business Combination. Transaction costs are reported as a cash outflow from operating activities by the Company.

Unaudited pro forma information

The following table summarizes the supplemental consolidated results of the Company on an unaudited pro forma basis, as if the Business Combination had been consummated on January 1, 2017 for the years ended December 31, 2018 and 2017 (in thousands):

	Year ended December 31,	Year ended December 31,
	2018	2017
Revenues	552,520	457,888
Net income	52,667	36,418

These pro forma results were based on estimates and assumptions, which the Company believes are reasonable. They are not the results that would have been realized had the Company been a combined company during the periods presented and are not necessarily indicative of consolidated results of operations in future periods. The pro forma results include adjustments primarily related to purchase accounting adjustments. Acquisition costs and other non-recurring charges incurred in connection with the Business Combination are included in the earliest period presented.

NPS revenue of $252.2 million and net income of $38.4 million are included in the consolidated statement of operations for the Successor Period.

GES revenue of $96.4 million and net income of $9.9 million are included in the consolidated statement of operations for the Successor Period.

5. ACCOUNTS RECEIVABLE

The following table summarizes the accounts receivables for the periods as set forth below (in thousands):

	Successor (NESR)	Predecessor (NPS)
	December 31, 2018	December 31, 2017
Trade receivables	$63,329	$54,143
Less: allowance for doubtful accounts	(693)	(4,106)
Total	$62,636	$50,037

Trade receivables relate to the sale of services, for which credit is extended based on our evaluation of the customer’s credit-worthiness. The gross contractual amounts of Trade receivables at December 31, 2018 (Successor) and December 31, 2017 (Predecessor) is $69.1 million and $54.1 million, respectively. At the date of the Business Combination, the best estimate of Trade receivables not expected to be collected by the Company was $5.8 million. Movement in the allowance for doubtful accounts is as follows (in thousands):

	June 7, 2018 to December 31, 2018	January 1, 2018 to June 6, 2018	January 1, 2017 to December 31, 2017	January 1, 2016 to December 31, 2016
	Successor (NESR)	Predecessor (NPS)
Allowance for doubtful accounts at beginning of period	(5,800)	(4,106)	(3,772)	(2,701)
Less: allowance adjusted in purchase accounting	5,800	-	-	-
Add: additional allowance for the year	(693)	-	(1,605)	(1,945)
Less: bad debt expense	-	-	1,271	874
Allowance for doubtful accounts at end of period	(693)	(4,106)	(4,106)	(3,772)

6. SERVICE INVENTORIES

The following table summarizes the service inventories for the periods as set forth below (in thousands):

	Successor (NESR) December 31, 2018	Predecessor (NPS) December 31, 2017

Spare parts	$29,928	$14,862
Chemicals	14,803	17,963
Raw materials	200	204
Consumables	14,375	237
Total	59,306	33,266
Less: allowance for obsolete and slow moving inventories	(1,155)	(953)
Total	$58,151	$32,313

7. PROPERTY, PLANT, & EQUIPMENT

As described in Note 4, as a result of the Business Combination, property, plant and equipment were adjusted to reflect estimated fair value at the Closing Date for the Successor Period. Property, plant and equipment, net of accumulated depreciation, consist of the following at December 31, 2018 (Successor) and December 31, 2017 (Predecessor) (in thousands):

	Estimated Useful Lives (in years)	Successor (NESR) December 31, 2018	Predecessor (NPS) December 31, 2017
Buildings and leasehold improvements	5 to 25	$21,572	$33,127
Drilling rigs, plant and equipment	3 to 15	278,249	409,462
Furniture and fixtures	5	1,348	2,871
Office equipment and tools	3 to 6	31,568	6,822
Vehicles and cranes	5 to 8	4,179	8,977
Less: Accumulated depreciation		(32,522)	(212,023)
Land		5,104	9,380
Capital work in progress		19,229	5,653
Total		$328,727	$264,269

The Company recorded depreciation expense of $33.0 million, $17.3 million, $37.8 million, and $33.0 million during the Successor Period, 2018 Predecessor Period, 2017 Predecessor Period and the 2016 Predecessor Period, respectively, in the consolidated statement of operations.

8. GOODWILL AND INTANGIBLE ASSETS

Goodwill

During the Successor Period, goodwill was allocated to reporting segments proportionately based on Segment EBITDA (as defined in Note 18, Reportable Segments). Changes in the carrying amount of goodwill for December 31, 2018 (Successor) are as follows (in thousands):

	Production Services		Drilling and Evaluation Services	Goodwill
Balance as of December 31, 2017 (Predecessor)	$			182,053
Elimination of Predecessor goodwill				(182,053)
Acquisition of business		416,494	154,046	570,540
Balance as of December 31, 2018 (Successor)		$416,494	154,046	570,540

Intangible assets subject to amortization, net

The following is the weighted average amortization period for intangible assets subject to amortization (in years):

Amortization
Customer contracts	10
Trademarks and trade names	8
Total intangible assets	9.6

The details of our intangible assets subject to amortization are set forth below (in thousands):

	Successor			Predecessor
	December 31, 2018			December 31, 2017
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount

Customer contracts	$121,500	$(7,088)	$114,412	$58,770	$(58,760)	$10
Trademarks and trade names	25,500	(1,860)	23,640	-	-	-
Total intangible assets	$147,000	$(8,948)	$138,052	$58,770	$(58,760)	$10

The aggregate amortization expense for each of the five years subsequent to December 31, 2018 is approximately $15 million.

9. DEBT

Short-term debt

The Company’s short-term debt obligations consist of the following (in thousands):

	Successor (NESR) December 31, 2018	Predecessor (NPS) December 31, 2017

Modified Hana Loan	$10,000	$-
Less: fair value derivative liability in Hana loan	-	-
Other short term borrowings	21,817	8,773
Short-term debt, excluding current installments	$31,817	$8,773

Other short-term borrowings consist of financings for capital equipment purchases, factoring of invoices and letters of credit.

Hana Loan and Modified Hana Loan agreements

In connection with the Business Combination, on June 5, 2018, NESR entered into the Hana Loan with Hana Investments pursuant to which NESR borrowed $50.0 million on an unsecured basis. The Hana Loan had a scheduled maturity date of December 17, 2018 and was interest bearing, accruing interest at the greater of (i) an amount equal to $4.0 million or prorated if the loan was prepaid; and (ii) at a rate per annum equal to one-month Intercontinental Exchange LIBOR, adjusted monthly on the first day of each calendar month, plus a margin of 2.25% payable on maturity or prepaid. The interest was payable in NESR ordinary shares or cash at the election of the lender. The loan was subject to an origination fee of $0.6 million payable in NESR ordinary shares at $11.244 per share, which resulted in the issuance of 53,362 shares at closing of the Business Combination.

During 2018, the Company paid $44 million for both principal and interest in cash on the Hana Loan and entered into an extension (the “Modified Hana Loan”) for the balance of the loan which was fully repaid with cash during January 2019. The terms and conditions contained in the Hana Loan remained unchanged in the Modified Hana Loan. As a result of the modification, the Company had an outstanding balance of $10.0 million as of December 31, 2018.

Embedded derivative in Hana Loan

Prior to the scheduled maturity date, the Hana Loan could have been prepaid at any time in cash or NESR ordinary shares at a conversion rate of $11.244 per share, at the election of the lender. The conversion feature in the Hana Loan qualified as an embedded derivative under ASC Topic 815 Derivatives and Hedging and was bifurcated at inception from the Hana Loan. The Company estimated the fair value of this embedded conversion feature of $0.4 million at June 6, 2018 (inception) using the Goldman Sachs convertible note model and the Black Derma Toy model with the following assumptions:

June 6, 2018

Annual Dividend yield	0.0%
Expected life (years)	0.53
Risk-free interest rate	2.1%
Expected volatility	46.9%

As of December 31, 2018, the Company’s liability for the embedded conversion feature measured at fair value was $0. The change in fair value from inception of $0.4 million was recorded in the statement of operations as other income or other expense during the 2018 Successor Period. As described above, the Company paid $40 million of the Hana Loan in cash prior to December 31, 2018 with the remaining balance paid in cash in January 2019. The embedded conversion feature was not exercised by the holder as the Company’s share price was less than the conversion price for the majority of the fourth quarter of 2018 and into January 2019.

Long-term debt

The Company’s long-term debt obligations consist of the following (in thousands):

	Successor (NESR) December 31, 2018	Predecessor (NPS) December 31, 2017

Murabaha credit facility	$150,000	$150,000
APICORP bilateral term facility	46,875	-
SABB bilateral term facility	43,333	-
Term loan Ahli Bank	2,382	-
NBO loan $60,000	23,333	-
NBO loan $20,000	4,899	-
Less: unamortized debt issuance costs	(557)	(2,976)
Total loans and borrowings	270,265	147,024
Less: current portion of long term debt	(45,093)	-
Long-term debt, net unamortized debt issuance costs and excluding current installments	$225,172	$147,024

Murabaha credit facility

NPS entered into a syndicated Murabaha facility (the “NPS Murabaha Credit Facility”) for $150.0 million. Murabaha is an Islamic financing structure where a set fee is charged rather than interest. This type of loan is legal in Islamic countries as banks are not authorized to charge interest on loans; therefore, banks charge a flat fee for continuing daily operations of the bank in lieu of interest.

The NPS Murabaha Credit Facility is from a syndicate of three commercial banks. The NPS Murabaha Credit Facility is repayable in quarterly installments ranging from $1.1 million to $57.9 million, commencing from August 1, 2019, with the last installment due on May 28, 2025. The NPS Murabaha Credit Facility carries a stated interest rate of three months LIBOR plus a fixed profit margin of 3.25% per annum. As of December 31, 2018, this results in an interest rate of 5.79%. The NPS Murabaha Credit Facility was partially secured by personal guarantee of one individual shareholder on a pro-rata basis with his shareholding percentage. Letters of awareness were executed by NPS shareholders as credit support for the NPS Murabaha Credit Facility. Effective upon closing of the Business Combination, the Company executed guarantees of the borrowings outstanding and additional borrowings under the NPS Murabaha Credit Facility.

The NPS Murabaha Credit Facility contains certain covenants, which, among other things, require the maintenance of a total debt-to-total capitalization ratio, restrict certain merger transactions or the sale of all or substantially all of NPS’ assets or a significant subsidiary of NPS and limit the amount of NPS’ subsidiary indebtedness. Upon the occurrence of certain events of default, NPS’ obligations under the NPS Murabaha Credit Facility may be accelerated. Such events of default include payment defaults to lenders under the NPS Murabaha Credit Facility, covenant defaults and other customary defaults.

In addition to the NPS Murabaha Credit Facility of $150.0 million, the lenders have also extended a working capital funded facility of $ 50.0 million for refinancing our letters of credit over a period of one year, which carry an interest equal three-month U.S Dollar LIBOR for the applicable interest period, plus a margin of 1.50% per annum. At December 31, 2018, we had drawn $31.0 million under this working capital facility and the balance of $19.0 million was available to us.

APICORP loan

NPS entered into a $50.0 million term loan facility on February 4, 2018 with Arab Petroleum Investors Corporation (“APICORP”), which was repaid on July 3, 2018.

A new bilateral term loan facility for $50.0 million was obtained from APICORP by the Company on July 3, 2018. This facility was obtained to support investments and general business purposes for a period of four years and is repayable in 16 equal quarterly installments of $3.1 million, commencing from September 3, 2018, with the last installment due on May 3, 2022. $46.9 million of this loan was outstanding at December 31, 2018. The facility carries a stated interest rate of three months LIBOR plus the fixed interest of 2.75% per annum. As of December 31, 2018, this results in an interest rate of 5.46%. The Company has provided a corporate guarantee for the facility.

Costs incurred to obtain financing are capitalized and amortized using the effective interest method and netted against the carrying amount of the related borrowing.

The facility contains covenants which include, among others, certain financial ratios to be maintained at the NPS level, including a gearing ratio of 1.5:1. The gearing ratio is calculated as all of NPS’s debt divided by NPS’ total equity and debt.

SABB bilateral term facility of $50.0 million

On July 9, 2018, the Company’s subsidiary, National Petroleum Technology Company (“NPT KSA”), entered into a Bilateral Term Loan Facility (the “NPT KSA Facility”) for Saudi Riyals (“SAR”) 187.5 million ($50.0 million), of which SAR 93.75 million ($25.0 million) was drawn on July 9, 2018, and the remaining SAR 93.75 million ($25 million) was drawn on August 27, 2018.

The NPT KSA Facility was obtained from Saudi Arabian British Bank (“SABB”) for a period of four years. The facility is repayable in 15 equal quarterly installments of SAR 12.5 million ($3.3 million), commencing from September 9, 2018 with the last installment due on March 9, 2022. $43.3 million of this loan was outstanding at December 31, 2018.

The NPT KSA Facility carries a stated interest rate of three months Saudi Arabian Interbank Offered Rate (“SAIBOR”) plus the fixed interest of 2.75% per annum. SAIBOR is a daily reference rate, published by the Saudi Arabian Monetary Authority, based on the averaged interest rates at which Saudi banks offer to lend unsecured funds to other banks in the Saudi Riyal wholesale money market (or interbank market). Certain subsidiaries of NPS provided a corporate guarantee of the facility. As of December 31, 2018, this results in an interest rate of 5.73%.

Costs incurred to obtain financing are capitalized and amortized using the effective interest method and netted against the carrying amount of the related borrowing.

The NPT KSA Facility contains covenants which include, among others, certain financial ratios to be maintained at NPT KSA level, including a gearing ratio of 3:1. The gearing ratio is calculated as all NPT KSA’s debt divided by the NPT KSA’s total equity and debt.

In addition to the NPT KSA facility of $50.0 million, SABB has also extended a working capital funded facility of $14.7 million for refinancing our letters of credit over a period of one year, which carry an interest equal to one-year SAIBOR, plus a margin of 2.0% per annum. At December 31, 2018, we had drawn $8.6 million under this working capital facility and $6.1 million was available.

Term loan from Ahli Bank

GES has a term loan of $4.3 million from Ahli Bank. This balance is repayable in nine quarterly installments commencing seven months from the first drawdown until December 2019 and carries interest at the rate three-month LIBORS plus 4% per annum. $2.3 million of this term loan was outstanding at December 31, 2018. This term loan has covenants which include, among others, certain financial ratios to be maintained, including maintaining a minimum debt service coverage ratio of 1.25. The outstanding amount of $2.3 million was included as short term at December 31, 2018.

NBO loans

GES has a bank term loan with National Bank of Oman (“NBO”) in the amount of $60.0 million (“Tranche A”). At December 31, 2018, the outstanding amount on the Tranche A was $23.3 million. Tranche A carries interest at the rate of LIBOR plus 3.50% per annum and is repayable in quarterly installments, commencing six months from the drawdown in 18 equal installments until September 2020. Of the outstanding amount of $23.3 million, $10.0 million was included in long term debt and $13.3 million was included as short term at December 31, 2018.

During 2017, GES obtained a new term loan facility from NBO in the amount of $20.0 million (“Tranche B”). $4.9 million of this loan was outstanding at December 31, 2018. Tranche B is repayable in equal quarterly installments commencing 18 months from the first drawdown until June 2022. Of the outstanding amount of $4.9 million, $3.8 million was included in long term debt and $1.1 million was included as short term at December 31, 2018.

Tranche A and Tranche B contain covenants which include, among others, certain financial ratios to be maintained by GES, which include maintaining a minimum debt service coverage ratio of 1.25.

Working capital funded facilities including overdraft, bill discounting and loan against trust receipts facility carry an interest equal to U.S. Dollar LIBOR for the applicable interest period, plus a margin of 3.50% per annum, and the bank overdraft carries an interest rate of LIBOR plus 3.5% subject to a floor level of 5%. At December 31, 2018, we had drawn $15.8 million under this working capital facility and $19.2 million was available to us.

Other debt information

Scheduled principal payments of long-term debt for years subsequent to December 31, 2018 are as follows (in thousands):

2019	$45,093
2020	43,660
2021	37,965
2022	30,583
2023	23,550
Thereafter	89,971
Total	$270,822

We are in compliance with all financial covenants as of December 31, 2018.

10. FAIR VALUE ACCOUNTING

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2018 and December 31, 2017 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value (in thousands):

Description	Level	Successor (NESR) December 31, 2018	Predecessor (NPS) December 31, 2017

Liabilities:
Convertible option (Note 9, Debt)	3	$-	$-
Contingent consideration	3	10,480	-

The contingent consideration consists of the equity earn-outs included in the NPS stock purchase agreement that enables the sellers to receive additional consideration after the closing of the Business Combination. Refer to Note 4, Business combination, for further discussion. The first and second equity earn-outs are tied to 2018 EBITDA performance measures and are quantified based on expected 2018 EBITDA targets being met. At December 31, 2018, we recorded an adjustment in the statement of operations as other income or other expense to reduce our liability for these share-based payments to $10.5 million based on actual 2018 EBITDA results as negotiated with the sellers, thereby, recording a gain of $5.7 million. We valued our obligation at fair value as of the date that the negotiated 2018 EBITDA value was determined. An aggregate of 1,300,214 NESR ordinary shares were issued in February 2019 in satisfaction of our $10.5 million obligation.

From inception until December 31, 2018, contingent consideration obligations were measured at fair value based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. Significant increases (decreases) in these unobservable inputs in isolation would have resulted in a significantly lower (higher) fair value measurement. The valuation of contingent consideration used assumptions and estimates to forecast a range of outcomes and probabilities for the contingent consideration. The equity earn-outs were valued using a Monte Carlo simulation in a risk-neutral framework using Geometric Brownian Motion and have an undiscounted range of outcomes between $0 and $33.4 million. The simulation was calibrated to management’s forecasts. The assumptions in the analysis included the projected 2018 NESR EBITDA, volatility of the 2018 NESR EBITDA projection, NESR stock price, volatility of NESR stock price, correlation between 2018 NESR EBITDA and NESR stock price, NESR’s weighted average cost of capital and prevailing interest rates. The model used the following assumptions at inception:

At June 6, 2018

Stock price	$10.185
Volatility	36.67% - 46.88%
Correlation	0.50
Weighted average cost of capital	16.5%
Interest rates	1.96% - 2.14%

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, unbilled revenue, accounts payable, loans and borrowings and an embedded derivative. The fair value of the Company’s financial instruments approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature. The fair value of the Company’s long term borrowings also approximates the carrying amounts as these loans are carrying interest at the market rate.

11. EMPLOYEE BENEFITS

Benefit plans

The Company provides defined benefit plan of severance pay to the eligible employees. The severance pay plan provides for a lump sum payment to employees on separation (retirement, resignation, death while in employment or on termination of employment) of an amount based upon the employees last drawn salary and length of service, subject to the completion of minimum service period (1-2 years) and taking into account the provisions of local applicable law or as per employee contract. The Company records annual amounts relating to these long-term employee benefits based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, assumed rates of return, compensation increases and turnover rates. The Company reviews its assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is appropriate to do so. The effect of modifications to those assumptions is recorded in the consolidated statement of operations. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions. The net periodic costs are recognized as employees render the services necessary to earn these benefits. The following tables set out the funded status of the end-of-service indemnities employees receive under one of the five benefit structures the Company and its subsidiaries offer to its employees and the amounts recognized in the Company’s financial statements as of December 31, 2018 and December 31, 2017 (in thousands).

	As of December 31,
	2018 (NESR - Successor)	2017 (NPS - Predecessor)
Change in benefit obligations
Benefit obligations at the beginning of the year	15,062	11,581
Actuarial (gain) / loss	1,273	811
Service cost	2,250	1,964
Interest cost	444	403
Benefits paid	(2,491)	(1,469)
Other	(416)	-
Benefit obligations at the end of the year	16,122	13,290
Current benefit obligation	2,620	2,552
Non-current benefit obligation	13,502	10,738
Benefit obligation at the end of the year	16,122	13,290
Change in plan assets
Fair value of plan assets at the beginning of the year	-	-
Employer contributions	2,491	1,469
Benefits paid	(2,491)	(1,469)
Plan assets at the end of the year
Unfunded status	21,104	13,290

Net cost for the Successor Period, 2018 Predecessor Period, 2017 Predecessor Period and the 2016 Predecessor Period comprises the following components (in thousands):

	Year ended December 31,
	June 7 to December 31, 2018 (NESR - Successor)	January 1 to June 6, 2018 (NPS - Predecessor)	2017 (NPS - Predecessor)	2016 (NPS - Predecessor)
Service cost	1,412	866	1,964	1,762
Interest cost	282	168	403	373
Actuarial (gain) / loss	896	375	811	736
Other	(416)	-	-	-
Net cost	2,174	1,409	3,178	2,871

The weighted-average assumptions used to determine benefit obligations as of December 31, 2018 and 2017 are set out below:

	As of December 31,
	2018 (NESR - Successor)	2017 (NPS - Predecessor)
Discount rate	3.75%	3.25%
Rate of increase in compensation levels:	3.00%	3.00%

The weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31, 2018 and 2017 are set out below:

	As of December 31,
	2018 (NESR - Successor)	2017 (NPS - Predecessor)
Discount rate	3.00%	3.00%
Rate of increase in compensation levels:	2.73%	3.00%

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards.

The Company has no regulatory requirement to fund these benefits in advance and intends to pay benefits directly as they fall due. As of December 31, 2018, the Company has no plan assets to invest.

Accumulated benefit obligation was $13.2 million and $11.4 million as of December 31, 2018 and 2017, respectively.

The following reflect expected future benefit payments (in thousands):

Year ending December 31,	NESR (Successor)
2019	2,876
2020	2,680
2021	2,945
2022	2,657
2023	2,430
Thereafter	11,810

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligations as of December 31, 2018.

The Company also provides a defined contribution retirement plan and occupational hazard insurance for Omani employees. Contributions to a defined contribution retirement plan and occupational hazard insurance for Omani employees in accordance with the Omani Social Insurances Law are recognized as an expense in the consolidated statement of operations as incurred. Total contributions for the 2018 Successor Period were $1.8 million.

12. SHARE-BASED COMPENSATION

On May 18, 2018, the NESR shareholders approved the NESR 2018 Long Term Incentive Plan (the “LTIP”), effective upon the closing of the Business Combination. A total of 5,000,000 ordinary shares are reserved for issuance under the LTIP.

The purpose of the LTIP is to enhance NESR’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions to NESR by providing these individuals with equity ownership opportunities. The Company intends to use share-based awards to reward long-term performance of the executive officers. The Company believes that providing a meaningful portion of the total compensation package in the form of share-based awards will align the incentives of its executive officers with the interests of its shareholders and serve to motivate and retain the individual executive officers.

The following table sets forth the LTIP activity for the periods indicated (in thousands, except per share amounts):

	Number of Restricted Shares	Weighted Average Grant Date Fair Value per Share
Unvested at June 7, 2018 (NESR - Successor)	-
Granted	760	$11.12
Vested	-
Forfeited	-
Unvested at December 31, 2018 (NESR - Successor)	760	$11.12

At December 31, 2018, we recognized $6.7 million of compensation expense related to the unvested LTIP on a straight-line basis over a weighted average remaining period of 2.72 years. The amount of stock-based compensation was $1 million for the 2018 Successor Period, recorded for $0.5 million each in costs of services and selling, general and administrative services in the Consolidated Statement of Operations. There is no income tax impact of the stock-based compensation recorded by the Company.

13. COMMITMENTS AND CONTINGENCIES

Capital expenditure commitments

The Company was committed to incur capital expenditures of $25.9 million at December 31, 2018. These commitments are expected to be settled during 2019 and 2020.

Operating lease commitments

Future minimum lease commitments under non-cancellable operating leases with initial or remaining terms of one year or more at December 31, 2018, are payable as follows (in thousands):

2019	$5,505
2020	4,493
2021	3,099
2022	2,334
2023	1,924
2024	1,925
Thereafter	2,425
Total	$21,705

The Company recorded rental expense of $57.8 million, $19.5 million, $36.9 million, and $24.4 million during the Successor Period, 2018 Predecessor Period, 2017 Predecessor Period and the 2016 Predecessor Period, respectively, in the consolidated statement of operations.

Other commitments

The Company has outstanding letters of credit amounting to $10.3 million as at December 31, 2018.

As of December 31, 2018, and December 31, 2017, the Company had a liability of $6.7 million and $4.5 million, respectively, on the consolidated balance sheet included in the line item “Other liabilities” reflecting various liabilities associated with the 2014 acquisition of NPS Bahrain.

In the normal course of business with customers, vendors and others, the Company has entered into off-balance sheet arrangements, such as surety bonds for performance, and other bank issued guarantees, which totaled $41.4 million and $36.7 million as of December 31, 2018 and December 31, 2017, respectively. A liability is accrued when a loss is both probable and can be reasonably estimated. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on our consolidated financial statements.

Registration rights

The Company is a party to various registration rights agreements with holders of its securities. These registration rights agreements provide certain holders with demand and “piggyback” registration rights, and holders have other rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The registration rights are subject to various limitations. The Company generally bears the expenses incurred in connection with the filing of any such registration statements.

Litigation

The Company is involved in certain legal proceedings in the normal course of business, the outcome of which is currently subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss are difficult to ascertain. Consequently, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of these disputes. The Company is contesting these claims/disputes and the Company management believes that presently provision against these potential claims is not required as the ultimate outcome of these disputes would not have a material impact on the Company’s financial position.

14. EQUITY

The Company is authorized to issue an unlimited number of ordinary shares, no par value, and preferred shares, no par value. The Company’s ordinary shares are entitled to one vote for each share. As of December 31, 2018, there were 85,562,769 ordinary shares outstanding, 22,921,700 public warrants and 12,618,680 private warrants. Each warrant entitles the registered holder to purchase one-half of one ordinary share at a price of $5.75 per half share at any time commencing on July 6, 2018 (30 days after the completion of the Business Combination). The warrants must be exercised for whole ordinary shares. No public warrants are exercisable for cash unless there is an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares.

The private warrants are identical to the public warrants except that such warrants are exercisable for cash (even if a registration statement covering the ordinary shares issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option, and will not be redeemable so long as they are still held by the initial purchasers or their affiliates. The warrants expire on June 6, 2023 (five years after the completion of the Business Combination).

The Company is authorized to issue an unlimited number of preferred shares divided into five classes with designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. As of December 31, 2018, there were no preferred shares issued or outstanding.

At the Closing Date, there were 11,730,425 ordinary shares outstanding that were not subject to possible redemption and 16,921,700 ordinary shares that were subject to possible redemption as a result of the Business Combination that were recorded outside of permanent equity as a liability on NESR’s consolidated balance sheet. On the Closing Date, the 16,921,700 ordinary shares were reclassed to permanent equity at the fair value of $165.2 million (redemption value of $10.11 per share less $0.35 underwriting fee per share or $9.76 per share). Of the ordinary shares reclassed, 1,916,511 ordinary shares were redeemed for $19.4 million ($10.11 per share). In connection with the completion of the Business Combination, $3.7 million in NESR ordinary shares (307,465) was issued for underwriting fees.

As discussed in Note 4, Business combination, pursuant to the NPS stock purchase agreement dated November 12, 2017, Hana Investments exchanged its portion of the acquired NPS shares, totaling 83,660,878 shares, for 13,340,448 NESR ordinary shares, including accrued interest, at the time that NESR completed the Business Combination. At closing of the Business Combination, NESR purchased the remaining outstanding NPS shares with $292.8 million in cash and 11,318,828 NESR ordinary shares, subject to certain adjustments. Also, on the Closing Date, the Company paid interest totaling $4.7 million in stock (418,001 ordinary shares) to Hana Investments.

As discussed in Note 9, Debt, on June 5, 2018, in connection with the Business Combination, NESR entered into the Hana Loan with Hana Investments pursuant to which NESR borrowed $50.0 million on an unsecured basis. The loan was subject to an origination fee of $0.6 million payable in NESR ordinary shares at $11.244 per share, which resulted in the issuance of 53,362 shares at closing of the Business Combination.

In connection with the Business Combination, on June 5, 2018, the Company entered into a Relationship Agreement with Hana Investments (the “Olayan Relationship Agreement”), to set out certain rights to which Hana Investments will be entitled as a shareholder of the Company and certain obligations of the Company and NESR Holdings. The Company reimbursed Hana Investments for transaction fees and expenses in the amount of $2.1 million through the issuance of NESR ordinary shares at a conversion rate of $11.244 per share (213,447 ordinary shares) at closing of the Business Combination.

On June 6, 2018, NESR acquired 88% of the outstanding shares of GES from certain owners of GES in exchange for the issuance of 25,309,848 NESR ordinary shares, and NESR Holdings acquired the remaining 12% of the outstanding shares of GES for a total cash purchase price of $29.3 million as discussed in Note 4, Business combination. NESR Holdings organized financing of the acquisition through certain loan contracts and assigned the GES shares which it acquired to NESR, and NESR assumed the obligation to satisfy the loan contracts. NESR elected to issue NESR ordinary shares to satisfy the loan contracts and issued a total of 3,036,381 NESR ordinary shares in settlement of the loan contracts and accrued interest.

In connection with the Business Combination, on April 27, 2018, the Company entered into the Forward Purchase Agreement with the Backstop Investor, as discussed in Note 4, Business combination. On the Closing Date, the Company drew down $48,293,763 under the primary placement of the Forward Purchase Agreement and issued 4,829,375 ordinary shares to the Backstop Investor.

Predecessor convertible shares

As part of NPS’s acquisition of NPS Bahrain in 2014, NPS issued a total of 37,000,000 convertible shares to two of NPS Bahrain’s shareholders, Mr. Abdulaziz Mubarak Al-Dolaimi and Mr. Fahad Abdulla Bindekhayel (selling shareholders). These shares were issued to provide security against certain tax and related indemnities given by the selling shareholders at the time of acquisition of NPS Bahrain. The convertible shares had the same rights and ranked pari passu with the NPS common shares, including the right to participate in any dividend declared for ordinary shares and valued at $1 per share.

Under the terms of the convertible shares, in the event any indemnity claims were settled by the selling shareholders by providing cash to NPS, an equivalent amount of convertible shares would be converted into NPS common shares. However, in the event the indemnity claims were not settled by the selling shareholders, an equivalent amount of convertible shares would be cancelled by NPS. These convertible shares are equity classified because the conversion to equity shares or the cancellation of the same is at the option of NPS. At the end of the June 2019, unless all indemnity claims were settled to the satisfaction of NPS, half of the convertible shares were to convert into NPS common shares and the balance on extinguishment of contingencies. The convertible shares were cancelled at closing of the Business Combination.

Prior to the Business Combination, the Predecessor (NPS) paid dividends per share of $0.13 per share in the 2018 Predecessor Period and $0.05 per share in 2017. No dividends were paid in 2016.

15. INCOME PER SHARE

Predecessor

Basic income per common share was computed using the two-class method by dividing basic net income attributable to common shareholders by the weighted-average number of common shares outstanding. Diluted income per common share was computed using the two-class method by dividing diluted net income attributable to common shareholders by the weighted-average number of common shares outstanding plus dilutive common equivalent shares. Dilutive common equivalent shares include all in-the-money outstanding contracts to issue common shares as if they were exercised or converted.

The following table sets forth the calculation of basic and diluted earnings per common share for the periods presented:

	2018	2017	2016
	Period from
	January 1 to	Year Ended	Year Ended
	June 6	December 31	December 31
Weighted average basic common shares outstanding	348,524,566	342,250,000	340,932,192
Dilutive potential common shares	21,475,434	27,750,000	27,750,000
Weighted average dilutive common shares outstanding	370,000,000	370,000,000	368,682,192
Basic:
Net Income	7,617	30,626	8,543
Less: Earnings allocated to participating securities	(192)	(39)	(176)
Net income available to basic common shares	7,425	30,587	8,367
Basic earnings per common share	0.02	0.09	0.02
Diluted:
Net Income	7,617	30,626	8,543
Less: Earnings allocated to participating securities	(181)	(36)	(163)
Net income available to diluted common shares	7,436	30,590	8,380
Diluted earnings per common share	0.02	0.08	0.02

Successor

The following tables provide a reconciliation of the data used in the calculation of basic and diluted ordinary shares outstanding for the period.

Weighted average ordinary shares outstanding:

Date	Transaction Detail	Changes in Shares	Weighted Average Ordinary Shares Outstanding
6/6/2018	Beginning Balance		11,730,425
6/6/2018	Backstop shares	4,829,375	4,829,375
6/6/2018	Underwriter shares	307,465	307,465
6/6/2018	Shares issued to NPS/GES	53,690,315	53,690,315
6/6/2018	Shares transferred to perm equity	15,005,189	15,005,189
12/31/2018	NPS equity stock earn-out	1,300,214	6,251
12/31/2018	Ending Balance		85,569,020

The NPS equity stock earn-out has been included in the computation of basic earnings per share (“EPS”) as the conditions for issuance were satisfied as of December 31, 2018.

Weighted average ordinary shares outstanding	85,569,020
Non-vested, participating restricted shares	760,000
Shares for use in allocation of participating earnings	86,329,020

Basic EPS:

Period from June 7 December 31, 2018
Net income	$35,143
Less dividends to:	-
Ordinary Shares	-
Non-vested participating shares	-
Undistributed Successor Period Earnings	$35,143

Allocation of Undistributed Successor Period Earnings to Ordinary Shares	$34,834
Allocation of Undistributed Successor Period Earnings to Nonvested Shares	$309

Ordinary Shares
Distributed Earnings	$-
Undistributed Earnings	0.41
Total	$0.41

Diluted EPS:

Ordinary shares	Undistributed & distributed earnings to ordinary shareholders	Ordinary shares	EPS

As reported — basic	$34,834	85,569,020	$0.41

Add-back:
Undistributed earnings allocated to nonvested shareholders	309	-
NPS equity stock earn-out	-	1,293,963
12,618,680 Private Warrants @ $5.75 per half share (anti-dilutive)	-	-
22,921,700 Public Warrants @ $5.75 per half share (anti-dilutive)	-	-

Less:
Undistributed earnings reallocated to nonvested shareholders	(305)

Diluted EPS — Ordinary shares	$34,838	86,862,983	$0.40

16. INCOME TAXES

The Company operates in 14 countries where statutory rates generally vary from 0% to 35%. The domestic (British Virgin Islands) and foreign (all other jurisdictions except British Virgin Islands) components of income (loss) before income tax expense were as follows (in thousands):

	Period from June 7 to December 31, 2018	Period from January 1 to June 6, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
	Successor	Predecessor

Domestic	$(20,722)	$-	$-	$-
Foreign	65,133	9,078	32,939	10,998
Income Before Income Tax	$44,411	$9,078	$32,939	$10,998

Deferred Taxes

The components of the deferred tax expense (benefit), all of which is foreign, are as follows (in thousands):

	Period from June 7 to December 31, 2018	Period from January 1 to June 6, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
	Successor	Predecessor

Current tax expense	$11,456	$2,342	$3,988	$2,965
Deferred tax expense (benefit) (1)	(2,025)	-	598	(317)
Income tax expense	$9,431	$2,342	$4,586	$2,648

(1): Includes deferred tax asset on net operating loss carryforward of $1.4 million.

Deferred taxes have been recognized for temporary differences that will result in taxes payable or receivable in future years. The components of net deferred tax liabilities and assets are as follows (in thousands):

	NESR December 31, 2018 (Successor)	NPS December 31, 2017 (Predecessor)

Deferred Tax Assets
Net operating loss carryforward	$3,184	$750
Less: Valuation allowance	(31)	(750)
Net deferred tax assets	$3,153	$-

Deferred Tax Liabilities
Property, plant and equipment	$(5,783)	$(1,922)
Intangible assets	(28,126)	-
Deferred tax liabilities	$(33,909)	$(1,922)
Net deferred tax liability	$(30,756)	$(1,922)

As of December 31, 2018, the valuation allowance of $31 thousand relates to net operating loss carryforwards. Our net operating loss carryforwards of $14.7 million will begin to expire between 2019 and 2024. Out of the net operating loss carryforward of $0.8 million at December 31, 2017 in the NPS Predecessor financial statements, $0.7 million has expired and the remaining balance was utilized during 2018.

The Company generally does not provide for taxes related to its undistributed earnings because such earnings either would not be taxable when remitted or they are indefinitely reinvested. This position may change if the Company decides to distribute the earnings from its subsidiaries, which are subject to withholding taxes, or if there are any unfavorable changes in the tax laws in this regard. Accordingly, the unrecognized deferred tax liability on such undistributed earnings cannot be currently ascertained.

Income Tax Rate Reconciliation

The difference between the reported amount of income tax expense and the amount that would apply from both the British Virgin Islands (Successor) as well as Emirate of Dubai (Predecessor) statutory rates are shown in the table below (in thousands). In the British Virgin Islands, the statutory rate is effectively 0% as tax is not applied on extra territorial activity. For the Emirate of Dubai, the statutory rate is also effectively 0% as the Predecessor qualified for a taxation exception for oil operating companies.

	Period from June 7 to December 31, 2018	Period from January 1 to June 6, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
	Successor	Predecessor
Income tax at statutory rate (BVI and UAE 0%)	$-	$-	$-	$-
Foreign tax rate differential	8,328	2,147	5,329	2,974
Non-deductible expenses	-	-	110	83
Tax effect of earlier years	-	195	-	-
Effect of tax exemption	-	-	(1,189)	(421)
Allocation of head office / corporate costs, net of unrecognized benefit	-	-	161	(174)
Recognition of deferred tax assets from loss carryforwards	-	-	-	135
Unrecognized tax benefit for withholding taxes on head office costs	1,109	-	-	-
Unrecognized tax benefits – others	465	-	-	-
Other	(471)	-	175	51
Income Tax Expense	$9,431	$2,342	$4,586	$2,648

The foreign tax rate differential relates to differences between the income tax rates in effect in the foreign countries in which the Company operates, which can vary significantly, and the Company’s statutory tax rate of 0%.

Unrecognized Tax Benefits

The Company records estimated accrued interest and penalties related to an underpayment of income taxes in income tax expense. As of December 31, 2018, and December 31, 2017, we had approximately $7.1 million and $4.8 million, respectively, of unrecognized tax benefits, excluding estimated accrued interest and penalties of $0.9 million and $0.2 million respectively, which are included in Other Long Term Liabilities in the Consolidated Balance Sheet. There are no timing differences included in the unrecognized tax benefits and as such all $7.1 million of the net unrecognized tax benefits as of December 31, 2018 would affect the effective tax rate if recognized.

A summary of activity related to the net unrecognized tax benefits including penalties and interest is as follows:

	NESR December, 31 2018 (Successor)	NPS December, 31 2017 (Predecessor)

Balance at beginning of period	-	3,703
Additions from tax positions adjusted in purchase accounting	5,561	-
Additions from tax positions related to the current period	1,324	1,134
Additions from tax positions related to prior periods	250	-
Ending unrecognized tax benefits	7,135	4,837

The Company does not anticipate the amount of the unrecognized tax benefits will change significantly over the next twelve months.

Our tax returns for year 2011 and subsequent years for all major jurisdictions remain subject to examination by tax authorities. As we conduct business globally, we have various tax years remaining open to examination in our international tax jurisdictions, including tax returns in Algeria, Saudi Arabia, Oman, Qatar, and Kuwait. Although we cannot predict the outcome of ongoing or future tax examinations, we do not anticipate that the ultimate resolution of these examinations will have a material impact on our consolidated financial position, results of operations or cash flows.

17. RELATED PARTY TRANSACTIONS

Mubadarah Investment LLC (“Mubadarah”)

GES leases office space in a building it owns to Mubadarah along with other Mubadarah group entities. GES charges rental income to these group entities for the occupation of the office space, based on usage. Rental income charged by GES to Mubadarah group entities amounted to $0.1 million in the Successor Period. The outstanding balance of payables to Mubadarah was $0.05 million at December 31, 2018. Mubadarah is owned by Hilal Al Busaidy and Yasser Al Barami, and, collectively with Mubadarah, own 21.6% of the Company.

Heavy Equipment Manufacturing & Trading LLC (“HEMT”)

HEMT is 99% owned by Tasneea Oil & Gas Technology LLC (“Tasneea”), which is 80% owned by Mubadarah and 20% owned by GES, and 1% owned by Hilal Al Busaidy. HEMT is engaged by various subsidiaries of GES for services such as fabrication, manufacturing and maintenance of tools and equipment. HEMT has charged GES amounts of $0.5 million for the Successor Period ended December 31, 2018 in relation to these services. Subsequent to year-end, the Company exchanged its 20% ownership interest in Tasneea for a 51% ownership interest in Sledgehammer Gulf LLC, a manufacturing related joint venture with Sledgehammer India, a third party entity. The exchange was completed without cash consideration and resulted in GES extinguishing any further interest the Tasneaa entity.

Esnaad Solutions LLC (“Esnaad”)

Esnaad is 99% owned by Mubadarah and is a supply chain company involved in the sourcing and procurement of products for the oil and gas industry. Charges totaling $1.1 million were recorded in the Successor Period against the purchase of chemicals, drilling fluids, materials and supplies. The Company has not ordered any products from Esnaad since the beginning of the 2018 Successor Period.

Prime Business Solutions LLC (“PBS”)

PBS is 100% owned by Mubadarah Business Solutions LLC and is involved in the development and maintenance of Enterprise Resource Planning (“ERP”) systems.

PBS has developed and implemented the GEARS (ERP) system for GES and is currently engaged to maintain it. GES has paid maintenance fees to PBS of $0.0 million in 2018.

Key Management and Founders

Hilal Al Busaidy and Yasser Al Barami are both founding shareholders of GES. Certain shares owned by them were converted into NESR shares as part of the Business Combination.

18. REPORTABLE SEGMENTS

Operating segments are components of an enterprise where separate financial information is available that are evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Company reports segment information based on the “management” approach and its CODM is its Chief Executive Officer.

The Company’s services are similar to one another in that they consist of oilfield services and related offerings, whose customers are oil and gas companies. The results of operations of the service offerings are regularly reviewed by the CODM for the Company for the purposes of determining resource and asset allocation and assessing performance. The Company has determined that it has two reportable segments, Production Services and Drilling and Evaluation Services. Management evaluates the operating results of its reportable segments primarily based on revenue and segment EBITDA. The Company defines EBITDA as net income adjusted for interest expense, depreciation and amortization, and income tax benefit or expense. Segment EBITDA does not include general corporate expenses as these expenses are not allocated to the Company’s reportable segments and not reported to the Company’s CODM.

Production Services that are offered depend on the well life cycle in which the services may fall. They include, but are not limited to, the following types of service offerings: coil tubing, stimulation and pumping, nitrogen services, completions, pipelines, cementing, laboratory services and filtration services.

Drilling and Evaluation Services generates its revenue from offering the following service offerings: drilling and workover rigs, rig services, drilling services and rentals, fishing and remedials, directional drilling, turbines drilling, drilling fluids, wireline logging services, slickline services and well testing services.

The Company’s operations and activities are located within certain geographies, primarily the MENA region and the Asia Pacific region, which includes Malaysia, Indonesia and India.

In accordance with FASB ASC 280 - Segment Reporting, information on revenues and long-lived assets of the operations of the Company are disclosed below (in thousands):

Revenue from operations

	Successor (NESR)	Predecessor (NPS)
	Period from June 7 to December 31, 2018	Period from January 1, 2018 to June 6, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Reportable Segment:
Production Services	$215,791	$112,295	$228,763	$190,990
Drilling and Evaluation Services	132,799	24,732	42,561	33,125
Total revenue	$348,590	$137,027	$271,324	$224,115

Long-lived assets

	Successor (NESR)	Predecessor (NPS)
	December 31, 2018	December 31, 2017
Reportable Segment:
Production Services	$219,278	$180,289
Drilling and Evaluation Services	98,163	58,923
Unallocated Costs	11,286	25,057
Total	$328,727	$264,269

Segment EBITDA

	Successor (NESR)	Predecessor (NPS)
	Period from June 7 to December 31, 2018	Period from January 1, 2018 to June 6, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Reportable Segment:
Production Services	77,482	36,836	81,780	72,138
Drilling and Evaluation Services	32,782	3,267	4,952	7,245
Unallocated Costs	(8,013)	(9,651)	(8,665)	(6,950)
Total Segment EBITDA	$102,251	$30,452	$78,067	$72,433

The following table presents a reconciliation of consolidated net income, which is the most comparable financial measure under U.S. GAAP, to Total Segment EBITDA:

	Successor (NESR)	Predecessor (NPS)
	Period from June 7 to December 31, 2018	Period from January 1, 2018 to June 6, 2018	Year ended December 31, 2017	Year ended December 31, 2016

Net Income	$34,980	$6,736	$28,353	$8,350
Add:
Income taxes	9,431	2,342	4,586	2,648
Interest expense, net	14,383	4,090	6,720	5,677
Depreciation and amortization	43,457	17,284	38,408	55,758
Total Segment EBITDA	$102,251	$30,452	$78,067	$72,433

Revenue by geographic area

	Successor (NESR)	Predecessor (NPS)
	Period from June 7 to December 31, 2018	Period from January 1, 2018 to June 6, 2018	Year ended December 31, 2017	Year ended December 31, 2016

MENA	$345,047	$134,479	$267,366	$213,189
Rest of world	3,543	2,548	3,958	10,926
Total revenue	$348,590	$137,027	$271,324	$224,115

Long-lived assets by geographic area

	Successor (NESR)	Predecessor (NPS)
	December 31, 2018	December 31, 2017
Geographic Area:
MENA	$319,552	$258,382
Rest of world	9,175	5,887
Total	$328,727	$264,269

Significant clients

Revenues from four customers of the Successor (NESR) individually accounted for 42%, 17%, 10% and 5% of the Successor’s (NESR’s) consolidated revenues in the period from June 7 to December 31, 2018, and 49%, 0%, 16% and 9% of Predecessor’s (NPS’) consolidated revenues in the period from January 1 to June 6, 2018. These same customers individually accounted 45%, 0%, 13% and 14% of the Predecessors (NPS’) consolidated revenues in the year ended December 31, 2017 and 49%, 0%, 4% and 11% of the Predecessors (NPS’) consolidated revenues in the year ended December 31, 2016.

19. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occur after the balance sheet date up to the date that the consolidated financial statements are issued. Other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

As of December 31, 2018, the Company had $10.0 million outstanding on the Modified Hana Loan which was repaid in full in January 2019. See Note 9, Debt, for further discussion.

In February of 2019, the Company issued 1,300,214 NESR ordinary shares to satisfy our obligation in connection with the NPS Equity Stock Earn-Out. See Note 4, Business Combination for further discussion.

