Form 20-F
period 2019-12-31
National Energy Services Reunited Corp.
filed 2020-03-18
CIK 1698514

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

777 Post Oak Blvd., Suite 730

Houston, Texas 77056

(Address of principal executive office)

Christopher L. Boone

Chief Financial Officer

777 Post Oak Blvd., Suite 730

Houston, Texas 77056

Phone (832) 925-3777

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbols	Name of each exchange on which registered
Ordinary shares, no par value per share	NESR	The Nasdaq Capital Market
Warrants to purchase one-half of one ordinary share	NESRW	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act. None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

As of December 31, 2019, there were 87,187,289 ordinary shares and 35,540,380 warrants outstanding.

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

3

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (this “Annual Report”) contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Any and all statements contained in this Annual Report that are not statements of historical fact may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this Annual Report may include, without limitation, statements regarding the plans and objectives of management for future operations, projections of income or loss, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, our future financial performance, including any such statement contained in a discussion and analysis of financial condition by management or in the results of operations included pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”), expansion plans and opportunities, and the assumptions underlying or relating to any such statement.

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

●

The possibility that we may be adversely affected by other economic and market conditions, political disturbances, war, terrorist acts, international currency fluctuations, public health crises and threats, such as coronavirus (COVID-19), business and/or competitive factors; and

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

The historical financial information contained in this Annual Report includes periods that ended prior to the Business Combination. In this Annual Report, unless we have indicated otherwise, or the context otherwise requires, references to the “Company” for time periods prior to June 6, 2018 refer to NPS, which is the “Predecessor” for accounting purposes, and for time periods from and after June 7, 2018 refer to NESR and its consolidated subsidiaries, which is the “Successor” for accounting purposes. The financial statements of our Predecessor may not be indicative of the financial results that are or will be reported by us for periods subsequent to the Business Combination.

FINANCIAL INFORMATION AND CURRENCY OF FINANCIAL STATEMENTS

The financial statements included in Item 18, “Financial Statements” of this Annual Report have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Unless otherwise indicated, all references in this Annual Report to “dollars,” “$,” or “US$” are to U.S. dollars, which is the reporting currency of the consolidated financial statements.

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

Set forth below are (i) selected historical consolidated financial data as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, which have been derived from our audited consolidated financial statements included in Item 18, “Financial Statements” of this Annual Report, and (ii) selected historical consolidated financial data as of December 31, 2016 and 2015 and for the years ended December 31, 2016 and 2015, which have been derived from audited consolidated financial statements not included in this Annual Report.

SELECTED FINANCIAL DATA

	(In US$ thousands, except share data and per share amounts)
	Successor (NESR)		Predecessor (NPS)
	Period from January 1 to December 31, 2019	Period from June 7 to December 31, 2018	Period from January 1 to June 6, 2018	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015

Statement of Operations Data:

Revenues	$658,385	$348,590	$137,027	$271,324	$224,115	$203,715
Cost of services	(506,799)	(249,159)	(104,242)	(200,149)	(157,382)	(138,890)
Gross profit	151,586	99,431	32,785	71,175	66,733	64,825
Selling, general and administrative expense	(63,840)	(36,705)	(19,969)	(30,336)	(25,954)	(28,911)
Amortization	(15,932)	(9,373)	(10)	(607)	(22,663)	(23,583)
Operating income	71,814	53,353	12,806	40,232	18,116	12,331
Interest expense, net	(18,971)	(14,383)	(4,090)	(6,720)	(5,677)	(4,319)
Other income / (expense), net	(408)	5,441	362	(573)	(1,441)	(1,029)
Income before income tax	52,435	44,411	9,078	32,939	10,998	6,983
Income tax expense	(13,071)	(9,431)	(2,342)	(4,586)	(2,648)	(1,870)
Net income / (loss)	39,364	34,980	6,736	28,353	8,350	5,113
Net income / (loss) attributable to non-controlling interests	-	(163)	(881)	(2,273)	(193)	(74)
Net income attributable to shareholders	$39,364	$35,143	$7,617	$30,626	$8,543	$5,187

Weighted average shares outstanding:
Basic	86,997,554	85,569,020	348,524,566	342,250,000	340,932,192	333,000,000
Diluted	86,997,554	86,862,983	370,000,000	370,000,000	368,682,192	370,000,000

Net earnings per share:
Basic	$0.45	$0.41	$0.02	$0.09	$0.02	$0.02
Diluted	$0.45	$0.40	$0.02	$0.08	$0.02	$0.01

	(In US$ thousands, except share data and per share amounts)
	Successor (NESR)		Predecessor (NPS)
	December 31, 2019	December 31, 2018	June 6, 2018	December 31, 2017	December 31, 2016	December 31, 2015
Balance sheet data:
Cash and cash equivalents	$73,201	24,892	$31,656	24,502	25,534	24,894
Property, plant and equipment, net	419,307	328,727	257,955	264,269	259,969	235,662
Total assets	1,522,364	1,343,309	633,872	619,572	602,910	602,298
Long-term debt	330,564	225,172	147,199	147,024	149,071	148,792
Total equity	886,472	830,991	347,173	389,429	382,081	374,684

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

Demand for our services and products is sensitive to the level of exploration, development, and production activity of, and the corresponding capital spending by, oil and natural gas companies. The level of exploration, development, and production activity is directly affected by trends in oil and natural gas prices, which historically have been volatile and are likely to continue to be volatile. Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty, and a variety of other economic factors that are beyond our control. During the 5-year period ended December 31, 2019, average prices for both crude oil and natural gas have been lower than the previous 5-year period. The prolonged reduction in oil and natural gas prices, depressed levels of exploration, development, and production activity over the past several years and incremental further reductions could have a material adverse effect on our business, consolidated results of operations and consolidated financial condition. Even the perception of longer-term lower oil and natural gas prices by oil and natural gas companies can result in the reduction or deferral of major expenditures given the long-term nature of many large-scale development projects.

Factors affecting the prices of oil and natural gas include:

●	the global and regional level of supply and demand for oil and natural gas including liquefied natural gas imports and exports;

●	governmental regulations, including the policies of governments regarding the exploration for and production and development of their oil and natural gas reserves, including environmental regulations;

●	weather conditions, natural disasters, and public health crises and threats, such as coronavirus (COVID-19);

●	worldwide political, military, and economic conditions;

●	the ability or willingness of the Organization of the Petroleum Exporting Countries (“OPEC”) to set and maintain oil production levels and quotas and member country compliance with quotas;

●	the level of oil and gas production by non-OPEC countries;

●	oil refining capacity and shifts in end-customer preferences toward fuel efficiency and the use of natural gas;

●	the cost of producing and delivering oil and natural gas;

●	technological advances affecting energy consumption; and

●	potential acceleration of the development of alternative fuels.

Public health crises and threats could have a material adverse effect on our business and results of operations.

Public health crises and threats, such as coronavirus (COVID-19) and other highly communicable viruses or diseases, outbreaks of which have already occurred in various parts of the world, could adversely impact our operations and personnel, the operations and personnel of our customers and the global economy, including the worldwide demand for oil and gas and the level of demand for our services. The quarantine of personnel or the inability or unwillingness of personnel to access our job sites could adversely affect our operations. We participate in a global supply chain, which includes equipment and materials that may be sourced from affected parts of the world. A prolonged disruption caused by such public health crises and threats could result in the delay of equipment and materials that may impact our ability to reliably serve our customers. Travel restrictions or operational problems in any part of the world in which we operate, or any reduction in the demand for services caused by public health crises and threats in the future, may materially impact our operations and have an adverse effect on our results of operations.

Impairment in the carrying value of goodwill could result in the incurrence of impairment charges.

As of December 31, 2019, we had goodwill of $574.8 million. We review the carrying value of our goodwill for impairment annually or more frequently if certain indicators are present. In the event we determine that the value of goodwill has become impaired, an accounting charge for the amount of the impairment during the period in which the determination is made may be recognized. While we have not recorded any impairment charge for goodwill for the periods presented in this Annual Report, future changes in our business and operations or external market conditions, among other factors, could require us to record an impairment charge for goodwill, which could lead to decreased assets and reduced net income. If a significant write down were required, the charge could have a material adverse effect on our financial condition and results of operations.

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

For example, due to the unsettled political conditions in many oil-producing countries, our operations, revenue, and profits will be subject to the adverse consequences of war, the effects of terrorism, civil unrest, strikes, currency controls, and governmental actions. These and other risks described above could result in the loss of our personnel or assets, cause us to evacuate our personnel from certain countries, cause us to increase spending on security, cause us to cease operating in certain countries, disrupt financial and commercial markets, including the supply of and pricing for oil and natural gas, disrupt the supply of equipment required to operate in a country, result in labor shortages and generate greater political and economic instability in some of the geographic areas in which we operate. Any possible reprisals as a consequence of military or other action, such as acts of terrorism in the United States or elsewhere, could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition.

Physical dangers are inherent in our operations and may expose us to significant potential losses. Personnel and property may be harmed during the process of drilling for oil and natural gas.

Drilling for and producing hydrocarbons, and the associated products and services that we provide, include inherent dangers that may lead to property damage or damage to geological formations, personal injury or loss of life, or the discharge of hazardous materials into the environment. Many of these events are outside our control. Typically, we provide products and services at a well site where our personnel and equipment are located together with personnel and equipment of our customer and third parties, such as other service providers. At many sites, we depend on other companies and personnel to conduct drilling operations in accordance with appropriate safety standards. From time to time, personnel are injured or equipment or property is damaged or destroyed as a result of accidents, failed equipment, faulty products or services, failure of safety measures, uncontained formation pressures or other dangers inherent in drilling for oil and natural gas. Any of these events can be the result of human error. With increasing frequency, our products and services are deployed on more challenging prospects both onshore and offshore, where the occurrence of the types of events mentioned above can have an even more catastrophic impact on people, equipment and the environment. These risks could expose us to substantial liability for personal injury, wrongful death, property damage, loss of oil and natural gas production, pollution and other environmental damages and could expose us to a variety of claims, losses and remedial obligations.

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

We have operations in 15 countries. Consequently, we are subject to the jurisdiction of a significant number of taxing authorities. The income earned in these various jurisdictions is taxed on differing bases, including income actually earned, income deemed earned, and revenue-based tax withholding. The final determination of our income tax liabilities involves the interpretation of local tax laws, tax treaties, and related authorities in each jurisdiction, as well as the significant use of estimates and assumptions regarding the scope of future operations and results achieved and the timing and nature of income earned and expenditures incurred. Changes in the operating environment, including changes in or new interpretations of tax law and currency/repatriation controls, could impact the determination of our income tax liabilities for the year.

Effective January 1, 2018, the GCC countries agreed to impose a value added tax (“VAT”) at a standard rate of 5% across the GCC. However, some goods and services are exempt from the charge of VAT or taxed at a rate of zero percent. Businesses subject to the VAT must keep detailed financial and business records. This includes collecting invoices and accounting for the goods or services bought and sold, as well as the VAT paid and charged going forward.

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

Effective internal control is necessary for us to provide reliable and accurate financial statements and to effectively prevent fraud. As described in Item 15, “Controls and Procedures,” we have concluded that our disclosure controls and procedures were not effective as of December 31, 2019 due to a material weakness in our internal control over financial reporting associated with accounting for certain income taxes in accordance with U.S. GAAP. We are designing, implementing, and evaluating measures designed to remediate the material weakness. However, we cannot be certain that these measures will be successful or that we will be able to prevent future material weaknesses or significant deficiencies.

Lack of consolidation in a taxpaying jurisdiction prevents offsetting some losses against taxable profits.

NESR is a British Virgin Islands corporation. NESR is not taxed by the British Virgin Islands on income generated outside of the British Virgin Islands. As a result of our legal entity structure, annual losses in one of our subsidiaries may not be eligible to be offset against profits in another subsidiary to reduce consolidated tax liabilities.

The owners of NESR ordinary shares are subject to tax risks due to the possibility of changes in tax rules and regulations in foreign countries.

The British Virgin Islands does not impose income taxes on British Virgin Islands companies for dividends received or subsidiary operating profits generated outside of the British Virgin Islands. The law could change to impose such taxes. In addition, our subsidiaries operate in many countries that have different tax rates and systems which may change including jurisdictions that currently do not impose tax on corporations. U.S. shareholders must report on their tax returns all investments in foreign stocks, including ordinary shares.

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

As a result of the decrease in commodity prices, many of our customers have reduced capital spending over the last few years. The short-term tenor of most of our contracts and the extreme financial stress experienced by our customers have combined to generate demands by many of our customers for reductions in the prices of our products and services. With respect to national oil company customers, we are also subject to risk of policy, regime, currency and budgetary changes, all of which may affect our customers’ capital expenditures. Commodity prices are expected to remain range bound, with limited prospects for rising prices and continued risk of further reductions, which may result in further capital budget reductions in the future.

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

Our earnings are exposed to interest rate risk associated with $383.5 million in borrowings under our various loan agreements and other financing arrangements as of December 31, 2019. Each of these arrangements requires the payment of floating interest rates based upon short-term interest rate indices. If interest rates increase, so will our interest costs, which may have a material adverse effect on our financial condition and results of operations. Furthermore, the terms of these financing arrangements, including the restrictive covenants therein, may restrict our ability to make distributions to us, which could materially adversely affect our liquidity and financial condition.

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

As of December 31, 2019, we had 27 contracts with two major customers in the region which generated 61% of our revenue. Furthermore, during the years ended December 31, 2019, 2018 and 2017, a substantial portion of both legacy organization revenues came from those two major customers. Given the terms of our customer contracts, there remains a risk of termination of one or more of such contracts and/or a lack of engagement in the same manner, or to the same level, as has been the case historically. The loss of all or even a portion of the business from a major customer, the failure to extend or replace the contracts with the major customer, or the extension or replacement of such contracts on less favorable terms, as a result of competition or otherwise, could adversely affect our financial condition, results of operations or cash flows.

We have more than 46 contracts with five major customers in the region which generate more than 69% of our revenue. The loss of all or even a portion of the business from these key customers, the failure to extend or replace the contracts with these key customers, or the extension or replacement of such contracts on less favorable terms, as a result of competition or otherwise, could adversely affect our financial condition, results of operations, or cash flow.

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

Our operations use and generate hazardous substances and wastes. Accordingly, we could become subject to material liabilities relating to the investigation and cleanup of potentially contaminated properties, and to claims alleging personal injury or property damage as the result of exposures to, or releases of, hazardous substances or wastes. Applicable laws may provide for “strict liability” for remediation costs, damages to natural resources or threats to public health and safety. Strict liability can render a party liable for damages without regard to negligence or fault on the part of the party. Some environmental laws provide for joint and several liabilities for remediation of spills and releases of hazardous substances and wastes. Joint and several liability can render one party liable for all damages arising from a spill or release even if other parties also contributed to the spill or release.

In addition, stricter enforcement of existing laws and regulations, new laws and regulations, the discovery of previously unknown contamination or the imposition of new or increased requirements could require us to incur costs, become the basis for new or increased liabilities, subject us to certain government-imposed penalties or result in certain licenses being revoked. Any of these developments could reduce our earnings and cash available for operations or otherwise result in interruptions or delays in our operations that could have an adverse effect on our financial position.

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

Environmental advocacy groups and regulatory agencies in the United States and other countries have been focusing considerable attention on the emissions of carbon dioxide, methane and other greenhouse gasses and their role in climate change. Existing or future legislation and regulations related to greenhouse gas emissions and climate change, as well as government initiatives to conserve energy or promote the use of alternative energy sources, may significantly curtail demand and production of fossil fuels such as oil and natural gas in areas of the world where our customers operate and thus adversely affect future demand for our services. Additionally, scientists have concluded that increasing concentrations of greenhouse gasses in the earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other adverse climatic events. If any such effects were to occur, they could result in damage to our equipment and our clients’ facilities, and have an adverse effect on our financial condition and results of operations.

Some international, national and local governments and agencies have also adopted laws and regulations or are evaluating proposed legislation and regulations that are focused on the extraction of shale gas or oil using hydraulic fracturing. Hydraulic fracturing is a stimulation treatment routinely performed on oil and gas wells in low-permeability reservoirs. Specially engineered fluids with proppants are pumped at high pressure and rate into the reservoir interval to be treated, causing cracks in the target formation. Future hydraulic fracturing-related legislation or regulations could limit or ban hydraulic fracturing, or lead to operational delays and increased costs, including for the capture of fugitive methane emissions, and therefore reduce demand for our pressure pumping services. If such additional international, national, or local legislation or regulations are enacted, it could adversely affect our financial condition, results of operations, and cash flows.

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

We are subject to complex U.S. and foreign laws and regulations, such as the U.S. Foreign Corrupt Practices Act and various other anti-bribery and anti-corruption laws. At this time, the U.K. Bribery Act has not been adopted to apply to British Virgin Islands companies, but does apply to any employees of us or our Subsidiaries that are U.K. citizens and any subsidiaries formed in the U.K. We may also be subject to trade control regulations and trade sanctions laws that restrict the movement of certain goods to, and certain operations in, various countries or with certain persons. Thus, our ability to transfer people and products among certain countries will be subject to maintaining required licenses and complying with these laws and regulations. The internal controls, policies and procedures, and employee training and compliance programs we expect to implement to deter prohibited practices may not be effective in preventing employees, contractors or agents from violating or circumventing such internal policies or violating applicable laws and regulations. Any determination that we have violated or are responsible for violations of anti-bribery, trade control, trade sanctions or anti-corruption laws could have a material adverse effect on our financial condition and may result in fines and penalties, administrative remedies or restrictions on business conduct, and could have a material adverse effect on our reputation and our business.

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

We may be unable to obtain or renew permits necessary for our operations, which could inhibit our ability to do business.

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

A cyber incident or attack could result in the disclosure of confidential or proprietary customer information, theft or loss of intellectual property, damage to our reputation with our customers and the market, failure to meet customer requirements or customer dissatisfaction, theft or exposure to litigation and enforcement actions including under data privacy laws and regulations, damage to equipment (which could cause environmental or safety issues) and other financial costs and losses. In addition, as cybersecurity threats continue to evolve, we may be required to devote additional resources to continue to enhance our protective measures or to investigate or remediate any cybersecurity vulnerabilities. We do not presently maintain insurance coverage to protect against cybersecurity risks. If we procure such coverage in the future, we cannot ensure that it will be sufficient to cover any particular losses we may experience as a result of such cyberattacks.

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

Factors affecting the trading price of our ordinary shares and warrants may include:

●	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

●	changes in the market’s expectations about our operating results;

●	success of competitors;

●	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

●	changes in financial estimates and recommendations by securities analysts concerning us or the market in general;

●	operating and stock price performance of other companies that investors deem comparable to us;

●	our ability to market new and enhanced products on a timely basis;

●	changes in laws and regulations affecting our business;

●	commencement of, or involvement in, litigation involving us;

●	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

●	the volume of securities available for public sale;

●	any major change in our board or management;

●	sales of substantial amounts of our ordinary shares and warrants by our directors, executive officers or significant stockholders or the perception that such sales could occur; and

●	general economic and political conditions such as recession, interest rate, fuel price, international currency fluctuations, and acts of war or terrorism.

Many of the factors listed above are beyond our control. In addition, broad market and industry factors may materially harm the market price of our ordinary shares and warrants irrespective of our operating performance. The stock market in general, including the Nasdaq Capital Market (“Nasdaq”), has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of our ordinary shares and warrants, which currently trade on the Nasdaq, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to us could depress the price of our securities regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our ordinary shares and warrants also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

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

We are a holding company. Our sole material asset is our equity interest in our subsidiaries and we are accordingly dependent upon distributions from them to cover our corporate and other overhead expenses.

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

We may sell additional securities in subsequent public or private offerings. On December 31, 2019, 87,187,289 ordinary shares were outstanding and 35,540,380 warrants were outstanding. Our outstanding ordinary shares do not include ordinary shares issuable upon exercise of the warrants, which may be resold in the public market.

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

Because we currently have no plans to pay cash dividends on our ordinary shares, you may not receive any return on investment unless you sell your ordinary shares for a price greater than that what you paid for it.

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

As a result, you may not receive any return on an investment in our ordinary shares unless you sell the ordinary shares for a price greater than that what you paid for it.

There is no guarantee that the public warrants will ever be in the money, and they may expire worthless.

The exercise price for our warrants is $5.75 per one-half of an ordinary share. Warrants must be exercised for whole ordinary shares. There is no guarantee that the warrants will ever be in the money prior to their expiration on June 6, 2023 (five years after the completion of the Business Combination), and as such, the warrants may expire worthless.

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

An investment in our securities may result in uncertain U.S. federal income tax consequences. For example, the United States federal income tax consequences of a cashless exercise of warrants included in the units sold in our initial public offering is unclear under current law. Prospective investors are urged to consult their tax advisers with respect to these and other tax consequences when purchasing, holding or disposing of our securities.

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

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). We will remain an “emerging growth company” for up to the first five years after our initial public offering. However, if our non-convertible debt issued within a three-year period exceeds $1.0 billion or revenues exceeds $1.07 billion, or the market value of our ordinary shares that are held by non-affiliates (as defined by the SEC) exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, we would cease to be an emerging growth company as of the following fiscal year. As an emerging growth company, we are not required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these provisions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our shares and our share price may be more volatile.

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

We may relocate the home jurisdiction of our business from the British Virgin Islands to another jurisdiction. If we determine to do this, the laws of such jurisdiction would likely govern all of our material agreements. The system of laws and the enforcement of existing laws in such jurisdiction may not be as certain in implementation and interpretation as in the British Virgin Islands. Furthermore, certain U.S. laws would continue to apply to us regardless of where we are incorporated. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital. Any such reincorporation and the international nature of our business will likely subject us to foreign regulation.

Investors may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited, because we are formed under British Virgin Islands law.

We are a company formed under the laws of the British Virgin Islands. As a result, it may be difficult for investors to enforce judgments obtained in the United States courts against some of our directors or officers.

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

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Company

National Energy Services Reunited Corp. is a British Virgin Islands corporation headquartered in Houston, Texas. The Company, through its wholly-owned subsidiaries, NPS and GES, is a regional provider of products and services to the oil and gas industry in the Middle East and North Africa (“MENA”) and Asia Pacific regions. Our principal executive offices are located at 777 Post Oak Blvd., Suite 730, Houston, Texas 77056 and our telephone number is +1 (832) 925 3777. Our registered agent in the British Virgin Islands is Intertrust Corporate Services (BVI) Limited, which is located at 171 Main Street, Road Town, Tortola, British Virgin Islands.

History and Business Development

National Energy Services Reunited Corp. (“NESR,” the “Company,” “we,” “our,” “us” or similar terms) is one of the largest oilfield services providers in the MENA region.

Formed in January 2017, NESR started as a special purpose acquisition company, SPAC, designed to invest in the oilfield services space globally. NESR filed a registration statement for its initial public offering in May 2017. In November 2017, NESR announced the acquisition of two oilfield services companies in the MENA region: NPS Holdings Limited (“NPS”) and Gulf Energy S.A.O.C. (“GES” and, together with NPS, the “Subsidiaries”). The formation of NESR as an operating entity was completed on June 7, 2018, after the transactions were approved by the SEC and NESR shareholders.

Revenues are primarily derived from helping customers unlock the full potential of their reservoirs by providing Production Services such as Cementing, Coiled Tubing, Filtration, Completions, Stimulation, Pumping and Nitrogen Services. The Company also helps its customers to access their reservoirs in a smarter and faster manner by providing Drilling and Evaluation Services such as Drilling Downhole Tools, Directional Drilling, Fishing Tools, Testing Services, Wireline, Slickline, Fluids and Rig Services. The Company has significant operations throughout the MENA region including Saudi Arabia, Oman, Qatar, Iraq, Algeria, and Kuwait.

Capital Expenditures

During the three most recent fiscal years, the Company’s capital expenditures were $193.3 million in the aggregate, comprising $111.5 million from the 2019 Successor Period, $23.2 million from the 2018 Successor Period, $9.9 million from the 2018 Predecessor Period, and $48.7 million from the 2017 Predecessor Period. For more information on our capital expenditures and requirements, see Item 5B, “Liquidity and Capital Resources.”

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

B. BUSINESS OVERVIEW

The Company’s services are similar to one another in that they consist of oilfield services and related offerings, whose customers are oil and gas companies. The Company has organized its service lines into two reportable segments, Production Services and Drilling and Evaluation Services.

Principal Activities

Production Services. Our Production Services segment includes the results of operations from services that are generally offered and performed during the production stage of a well’s lifecycle. These services include, but are not limited to, the following:

●	Coiled Tubing – We provide various coiled tubing services ranging from basic nitrogen lifting, fishing, milling, clean-out, scale removal and other complex well applications. We employ design software to predict the performance of coiled tubing string and fluid behavior. The work history and integrity of each coiled tubing work string is constantly monitored in real-time to allow our engineers to continually evaluate developments in coiled tubing applications. Our coiled tubing units are suitable for both onshore and offshore.

●	Hydraulic Fracturing – Hydraulic fracturing services are performed to enhance production of oil and natural gas from formations with low permeability and restricted flow of hydrocarbons. The process of hydraulic fracturing involves pumping a highly viscous, pressurized fracturing fluid, typically a mixture of water, chemicals and proppant, into a well casing or tubing in order to fracture underground mineral formations. These fractures release trapped hydrocarbon particles and free a channel for the oil or natural gas to flow freely to the wellbore for collection. Fracturing fluid mixtures include proppant that becomes lodged in the cracks created by the hydraulic fracturing process, “propping” them open to facilitate the flow of hydrocarbons upward through the well.

●	Stimulation & Pumping – We employ stimulation and pumping services in our operations. We currently offer acidizing of wells, cleaning jobs, the release of stuck pipes during drilling, pressure testing wells and inhibition jobs on gas wells.

●	Nitrogen Services – We offer a complete nitrogen service package through our nitrogen fleets. Our equipment incorporates a combination of low, intermediate, and high-rate units. Our operational capabilities range from stand-alone nitrogen services such as freeing stuck drill pipe and unloading or cleaning out wellbores, to supplying our coiled tubing, stimulation and cementing service with the essential gaseous components necessary for positive results in various applications.

●	Completions – We provide surface and subsurface safety systems, high-pressure packer systems, flow controls, service tools, expandable liner technology, VIT (Vacuum Insulated Tubing) technology for steam applications, and engineering capabilities with manufacturing capacity and testing facilities. We focus on in-country value by taking a systems approach to well completions for maximum recovery in addition to intelligent completion architectures.

●	Pipelines – We provide pipeline services to plants and refineries including water filling and hydro testing, nitrogen purging, de-gassing and pressure testing, as well as cutting/welding and cooling down piping/vessels systems. Our equipment and resources include an existing fleet of nitrogen pump units, pig launchers and receivers, intelligent pigs, high rate pumping units at high and low pressure, and pipeline inspection services.

●	Cementing – We have over 25 years of experience in primary and remedial cementing services across the MENA and Asia Pacific regions. Our cementing solutions include cementing equipment with complete automated density control capabilities, large volume batch mixers allowing larger volume of slurries to be mixed and pumped at homogeneous density and customized cement systems for specific applications such as gas migration, ultra-light weight, flexible cement, HTHP (high-temperature/high-pressure) and self-healing cement. We also have an extensive database of knowledge and experience.

●	Laboratory Services – Certain of our locations have a central laboratory to carry out analyses for field operations. These base laboratories are run by qualified personnel who provide support and services to mobile labs in the sites where we operate. Our laboratory services include cementing tests, thickening time, rheology, fluid loss, compressive strength, mud compatibility, and free water.

●	Filtration Services – We provide filtration services through our two-stage, skid mounted, easy to handle filtration vessels. The primary and a secondary filtration stages are usually carried out together. We have filtered thousands of barrels on rig sites for reduced damage drilling as well as for UBD (Under Balanced Drilling) operations. We also provide frac tanks and pumping units as necessary.

●	Artificial Lift Services – We provide vertical, deviated and horizontal rod pumping systems, analysis and optimization recommendations for fluid level and dynamometer testing, artificial lift optimization and data interpretation, long term monitoring and optimization, and associated field services. We also provide gas lift systems and downhole monitoring systems. We maintain a downhole pump workshop that is equipped with up-to-date equipment and tools, including pump testers, barrel honing and API beam pump gauges.

●	Water & Production Assurance –Our fleet of water well drilling rigs and portfolio of water treatment technologies (chemicals and filtration) allow us to serve the full water cycle. This includes the sourcing and treatment of water for oil and gas, municipal and industrial use and the disposal of water into selected aquifers. We also provide a portfolio of production assurance chemicals to assist hydrocarbon production from a specific reservoir in meeting the desired production target. This is achieved by collaborating with selected chemical companies and academic institutes and establishing an in-house technical team of engineers and laboratory capabilities.

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

Principal Markets

The Company’s operations and activities are located within certain geographies, primarily in the MENA region. The revenue earned by geographic area, based on drilling location, was as follows for the periods presented:

	Successor (NESR)		Predecessor (NPS)
	Period from January 1 to December 31, 2019	Period from June 7 to December 31, 2018	Period from January 1 to June 6, 2018	Year ended December 31, 2017

MENA	$647,434	$345,047	$134,479	$267,366
Rest of World	10,951	3,543	2,548	3,958
Total	$658,385	$348,590	$137,027	$271,324

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

Customers

Revenues from four customers of the Successor (NESR) individually accounted for 45%, 16%, 8% and 6% of the Successor’s (NESR’s) consolidated revenues in the year ended December 31, 2019, 42%, 17%, 10% and 5% of the Successor’s (NESR’s) consolidated revenues in the period from June 7 to December 31, 2018, 49%, 0%, 16% and 9% of Predecessor’s (NPS’) consolidated revenues in the period from January 1 to June 6, 2018, and 45%, 0%, 13% and 14% of the Predecessor’s (NPS’) consolidated revenues in the year ended December 31, 2017.

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

Most of the countries in which we operate have laws and regulations in place referencing water discharge particularly in the vicinity of inhabited areas or regulated waterways. Restrictions and controls regarding the unauthorized discharge of pollutants, including produced waters and other oil and gas wastes, into regulated waters are in place but not always subject to formal assessments by the regulators. We are working to ensure that our facilities have adequate drainage, sumps, and appropriate sedimentation tanks where required. Integrity of primary and secondary containment systems, and ensure spill prevention controls and countermeasures plans are in place to minimize the impact of potential releases or spills.

Health and Safety Regulation

Our health and safety (HSE) standards are based on a combination of the U.S. Occupational Safety and Health Act and the International Association of Oil & Gas Producers, a global forum whose members identify and share best practices to achieve improvements. Our HSE policy objectives include:

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

C. ORGANIZATIONAL STRUCTURE

For a full listing of our significant subsidiaries as of December 31, 2019, see Exhibit 8.1 to this Annual Report. As of the date of filing of this Annual Report, all subsidiaries are, indirectly or directly, wholly-owned by us.

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

A. OPERATING RESULTS

Overview

We are a regional provider of services to the oil and gas industry in the MENA and Asia Pacific regions. We currently operate in 15 countries, with a strong presence in Saudi Arabia, Oman, Qatar, Algeria, UAE, and Iraq. Our vision was founded on creating a regional provider for oilfield services that offered a full portfolio of solutions for our customers throughout the region with a strong focus on supporting the economies in which we operate. We believe strongly in employing local staff and searching for opportunities to bring value into the region. With its vast reserves of oil and gas, the MENA region continues to dominate in its role as a vital source of global energy supply and stability. Our services include a broad suite of offerings that are essential in the drilling and completion of new oil and natural gas wells and in the remedial work on existing wells, both onshore and offshore, including completion services and equipment and drilling & evaluation services and equipment.

Fiscal year 2019 was another significant step in the Company’s pursuit of our goal to become the recognized national champion in the MENA region. In spite of the geopolitical turbulence witnessed in the MENA region, we secured and expanded our core contracts in Saudi Arabia for more than 5 years, made inroads in new countries like Bahrain and Kuwait, refinanced our credit facilities at favorable terms, and most recently, began performing under a significant unconventional gas stimulation services contract in Saudi Arabia. Our ESG strategy is designed to deliver long-term economic, social and environmental value to all the communities we operate in. We are proud to be from the MENA region and aspire to continue to be key partners to our customers who share our vision of creating long-term sustainable In-Country Value.

Factors Affecting our Results of Operations

Cyclical Nature of Sector

We provide oilfield services to exploration and production companies with operations in the onshore and offshore oil and gas sectors in the MENA, particularly the Middle East, and Asia Pacific regions. Demand for our services is mainly driven by our customers’ operations and is therefore linked to global commodity prices and expectations about future prices, rig activity and other factors.

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

Global E&P Trends and Oil Prices

On a macro basis, the U.S. Energy Information Administration (“EIA”) estimates that global oil markets were roughly balanced in 2019, as global oil supply declined slightly and global oil consumption grew at its slowest pace since 2011. The EIA anticipates that both supply and consumption will grow in 2020, with supply slightly outpacing demand. Regionally, the Organization of the Petroleum Exporting Countries (“OPEC”) provided a similar view in its most recent World Oil Outlook, published in November 2019, noting that it anticipated demand to be substantially flat through 2024. While Brent crude oil prices were slightly depressed on average in 2019 as compared to 2018, there continue to be good indicators that exploration and production companies in the Middle East will continue to be very active, owing to an abundance of cheap-to-extract reserves that are less sensitive to price fluctuations.

In December 2019, the emergence of a new strain of the coronavirus (COVID-19) was reported in China that has subsequently spread across China and several other countries and regions, including the United States, Japan and Europe. As a result of the outbreak, travel restrictions, quarantines and similar measures taken by governments and companies have had a significant impact on global commerce. Beginning in early March 2020, the global oil markets have experienced a precipitous decline in oil prices in response to concerns regarding the potential impacts of the coronavirus (COVID-19) outbreak on worldwide oil demand and the anticipated increases in oil production from Russia and OPEC, primarily from Saudi Arabia. Due to the uncertain and rapidly evolving outbreak of the coronavirus (COVID-19), including its duration and severity, and the anticipated increases in oil production, we cannot estimate the scope of their impact on our business, our results of operations, our financial condition, our personnel, our customers, our suppliers or the global economy. Additionally, our customers and suppliers may reduce activity during this period of uncertainty and our customers may also seek price reductions for our services. We continue to monitor the ongoing situation and may adjust our current policies and practices as more information and guidance become available.

Drilling Environments

Based on energy industry data, offshore oil production currently provides an estimated 30% of all global oil supply; however, the bulk of oil production comes from onshore activity. We provide services to exploration and production (“E&P”) companies with both onshore and offshore drilling operations. Offshore drilling generally provides higher margins to service providers due to greater complexity, logistical challenges and the need for innovative solutions.

Geographic Concentration; Middle Eastern Operations

Over 90% of our revenue has historically come from the MENA region, particularly the Middle East. The Middle East has almost half of the world’s proven oil reserves and accounts for almost a third of oil production, according to the BP Statistical Review of World Energy 2019 (68th edition). The countries in the Middle East account for approximately one-quarter of global oil production and given the low break-even price, it is a key region for oilfield service companies. Most oil and gas fields in the Middle East are legacy fields on land or in shallow waters. These fields are largely engaged in development drilling activity, driven by the need for redevelopment, enhanced oil recovery via stimulation and the drilling of new production wells. Further, a number of gas fields scheduled to be developed in the near future will require oilfield services. Although the region still has low break-even levels, it is expected that more complex projects, with higher break-even prices, will be developed in the future and other new technologies will be required to meet customer expectations or drilling requirements. As a result, our capital expenditure and related financing needs may increase materially in the future.

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

Many MENA countries rely on the energy sector as the major source of national revenues. For example, according to energy industry data, during the recent industry downturn the MENA region saw less reduction in oil and gas activities than North America. Even at lower oil and gas prices, such oil and gas dependent economies have continued to maintain significant production and drilling activities. Further, given that Middle East markets have among the lowest break-even prices, they can continue to produce profitably at significantly lower commodity prices.

Key Components of Revenues and Expenses

Revenues

We earn revenue from our broad suite of oilfield services, including coiled tubing, hydraulic fracturing, cementing, stimulation and pumping, well testing services, drilling services and rental, fishing and remediation, drilling and workover rigs, nitrogen services, wireline logging services, turbines drilling, directional drilling, filtration services and slickline services, among others. Revenues are recognized when performance obligations are satisfied in accordance with contractual terms, in an amount that reflects the consideration the Company expects to be entitled to in exchange for services rendered or rentals provided. A performance obligation arises under contracts with customers to render services or provide rentals and is the unit of account under Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. The Company accounts for services rendered and rentals provided separately if they are distinct and the service or rental is separately identifiable from other items provided to a customer and if a customer can benefit from the services rendered or rentals provided on its own or with other resources that are readily available to the customer. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. A contract’s standalone selling prices are determined based on the prices that the Company charges for its services rendered and rentals provided. Most of the Company’s performance obligations are satisfied over time, which is generally represented by a period of 30 days or less. The Company’s payment terms vary by the type of products or services offered. The term between invoicing and when the payment is due is typically 30-60 days.

Cost of services

Cost of services primarily includes staff costs for service personnel, purchase of non-capitalized material and equipment (such as tools and rental equipment), depreciation relating to capital assets used in our operations, vehicle and equipment rental and maintenance and repair.

Selling, general and administrative (“SG&A”)

SG&A expense primarily includes salary and employee benefits for non-production personnel (primarily management and administrative personnel), professional service fees (including expenses relating to the Business Combination), office facilities and equipment, office supplies and non-capitalized office equipment and depreciation of office furniture and fixtures.

Amortization

Amortization expense primarily includes amortization of intangible assets associated with acquired customer contracts, trademarks and tradenames.

Interest expense, net

Interest expense primarily consists of interest on outstanding debt, net of interest income.

Other income (expense), net

Other operating income (expenses) primarily consists of gain/loss on disposal of fixed assets, bank charges and foreign exchange transaction expenses.

Key Performance Indicators

Historically, we have tracked two principal non-financial performance indicators that are important drivers of our results of operations: rig count and oil price. Oil price is important because the level of spending by E&P companies, our principal customers, is significantly influenced by anticipated future prices of oil, which is typically indicative of expected supply and demand. Changes in E&P spending, in turn, typically result in an increased or decreased demand for our services. Rig count, particularly in the regions in which we operate, is an indicator of the level of activity and spending by our E&P customers and has historically been an important indicator of our financial performance and activity levels. More recently, our customers in certain parts of the MENA region have increased their efforts to commercialize natural gas, particularly from unconventional formations. Over time, we anticipate that the market for natural gas will also become a key performance indicator for the Company.

The following table shows rig count (Source: Baker Hughes Published Rig Count Data) and oil prices as of the dates indicated:

	As of December 31,
	2019	2018	2017

Rig count:
MENA	495	459	443
Rest of World – outside of North America	609	566	511
Total	1,104	1,025	954

Europe Brent Spot Price FOB (per barrel)	$67.77	$50.57	$66.73

Basis of Presentation of Financial Information

Business Combination Accounting and Presentation of Results of Operations

As a result of the Business Combination, NESR was determined to be the accounting acquirer and NPS was determined to be the predecessor for SEC reporting purposes. Pursuant to Accounting Standard Codification (“ASC”) 805, Business Combinations (“ASC 805”), the acquisition-date fair value of the purchase consideration paid by NESR to affect the Business Combination was allocated to the assets acquired and the liabilities assumed based on their estimated fair values. As a result of the application of the acquisition method of accounting resulting from the Business Combination, the financial statements and certain notes to the financial statements included in Item 18, “Financial Statements” of this Annual Report separate our presentations into two distinct sets of reporting periods, the period before the date of consummation of the Business Combination (“Predecessor Period”) and the period after that date (“Successor Period”), to indicate the application of the different basis of accounting between the periods presented. The Predecessor Period reflects the historical financial information of NPS prior to the Business Combination, while the Successor Period reflects our consolidated financial information, including the results of NPS and GES, after the Business Combination. The Successor Period is from June 7, 2018 to December 31, 2018 (“2018 Successor Period”) and January 1, 2019 to December 31, 2019 (“2019 Successor Period”), and the predecessor periods are from January 1, 2017 to December 31, 2017 (“2017 Predecessor Period”) and January 1, 2018 to June 6, 2018 (“2018 Predecessor Period”). References to the “2018 periods” below refers to the aggregation of results from the 2018 Predecessor Period and 2018 Successor Period to enhance comparability with 2019 amounts.

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

Production Services. Our Production Services segment includes the results of operations from services that are generally offered and performed during the production stage of a well’s lifecycle. These services mainly include coiled tubing, cementing, stimulation and pumping, nitrogen services, filtration services, completions, pipelines, laboratory services and artificial lift services. Our Production Services accounted for 62%, 62%, 82%, and 84% of our revenues for the 2019 Successor Period, 2018 Successor Period, 2018 Predecessor Period, and 2017 Predecessor Period, respectively.

Drilling and Evaluation Services. Our Drilling and Evaluation Services segment includes the results of operations from services that are generally offered and performed during pre-production stages of a well’s lifecycle and related mainly to the operation of oil rigs. The services mainly include well testing services, drilling services and rental, fishing and remediation, drilling and workover rigs, wireline logging services, turbines drilling, directional drilling, slickline services and drilling fluids, among others. Our Drilling and Evaluation Services accounted for 38%, 38%, 18%, and 16% of our revenues for the 2019 Successor Period, 2018 Successor Period, 2018 Predecessor Period, and 2017 Predecessor Period, respectively. Please see Item 4B, “Business Overview” in this Annual Report for a description of our reportable segments.

Results of Operations

The discussions below relating to significant line items from our consolidated statements of operations are based on available information and represent our analysis of significant changes or events that impact the fluctuations in or comparability of reported amounts. Where appropriate, we have identified specific events and changes that affect comparability or trends. In addition, the discussions below for revenues are on an aggregate basis for each fiscal period, as the business drivers for all services are similar.

2019 Compared to 2018

The following table presents our consolidated income statement data for the periods indicated:

	(In US$ thousands, except share data and per share amounts)
	Successor (NESR)		Predecessor (NPS)
Description	Period from January 1 to December 31, 2019	Period from June 7 to December 31, 2018	Period from January 1 to June 6, 2018

Revenues	$658,385	$348,590	$137,027
Cost of services	(506,799)	(249,159)	(104,242)
Gross profit	151,586	99,431	32,785
Selling, general and administrative expense	(63,840)	(36,705)	(19,969)
Amortization	(15,932)	(9,373)	(10)
Operating income	71,814	53,353	12,806
Interest expense, net	(18,971)	(14,383)	(4,090)
Other income / (expense), net	(408)	5,441	362
Income before income tax	52,435	44,411	9,078
Income tax expense	(13,071)	(9,431)	(2,342)
Net income / (loss)	39,364	34,980	6,736
Net income / (loss) attributable to non-controlling interests	-	(163)	(881)
Net income attributable to shareholders	$39,364	$35,143	$7,617

Weighted average shares outstanding:
Basic	86,997,554	85,569,020	348,524,566
Diluted	86,997,554	86,862,983	370,000,000

Net earnings per share:
Basic	$0.45	$0.41	$0.02
Diluted	$0.45	$0.40	$0.02

Revenue. Revenue was $658.4 million for the 2019 Successor Period compared to $137.0 million for the 2018 Predecessor Period and $348.6 million for the 2018 Successor Period, or $485.6 million in total for the 2018 periods.

The table below presents our revenue by segment for the periods indicated:

	(In US$ thousands, except share data and per share amounts)
	Successor (NESR)		Predecessor (NPS)
Description	Period from January 1 to December 31, 2019	Period from June 7 to December 31, 2018	Period from January 1 to June 6, 2018
Reportable Segment:
Production Services	$405,654	$215,791	$112,295
Drilling and Evaluation Services	252,731	132,799	24,732
Total revenue	$658,385	$348,590	$137,027

Production Services revenue was $405.7 million for the 2019 Successor Period compared to $215.8 million for the 2018 Successor Period and $112.3 million for the 2018 Predecessor Period, or $328.1 million in total for the 2018 periods. The increase in revenue was primarily due to higher coil tubing and stimulation activities in Saudi Arabia, Iraq and the United Arab Emirates.

Drilling and Evaluation Services revenue was $252.7 million for the 2019 Successor Period compared to $132.8 million for the 2018 Successor Period and $24.7 million for the 2018 Predecessor Period, or $157.5 million in total for the 2018 periods. The increase in revenue was primarily due to higher well testing, logging and drilling services activities in Saudi Arabia, Iraq and Algeria.

Cost of services. Cost of services was $506.8 million for the 2019 Successor Period compared to $249.2 million for the 2018 Successor Period and $104.2 million for the 2018 Predecessor Period, or $353.4 million in total for the 2018 periods. Cost of services as a percentage of total revenue was 77%, 71% and 76%, for the 2019 Successor Period, 2018 Successor Period, and 2018 Predecessor Period, respectively. The change in cost of services as percentage of total revenue is mainly due to a change in revenue mix between business lines with lower and higher margins and new contract startup costs. Cost of services included depreciation expense of $72.2 million, $33.0 million, and $17.3 million, in the 2019 Successor Period, 2018 Successor Period, and 2018 Predecessor Period, respectively. Depreciation expense during the Successor Period has increased due to additional capital expenditures throughout the Successor Period, especially as compared to the Predecessor Period.

Gross profit. Gross profit as a percentage of total revenue in the 2019 Successor Period, the 2018 Successor Period and the 2018 Predecessor Period was 23%, 29% and 24%, respectively. The change in trend is described above.

Selling, general and administrative expense. SG&A expense, which represents costs associated with managing and supporting our operations, was $63.8 million for the 2019 Successor Period compared to $36.7 million for the 2018 Successor Period and $19.7 million for the 2018 Predecessor Period, or $56.7 million in total for the 2018 periods. SG&A as a percentage of total revenue was 10%, 11% and 15%, for the 2019 Successor Period, 2018 Successor Period, and 2018 Predecessor Period, respectively. The reduction of expenses as percentage of revenue for the 2019 Successor Period is primarily due to integration cost savings realized following the Business Combination, along with revenue growth.

Amortization expense. Amortization expense was $15.9 million for the 2019 Successor Period compared to $10 thousand for the 2018 Predecessor Period and $9.4 million for the 2018 Successor Period, or $9.4 million in total for the 2018 periods. The increase in the Successor Period amortization was driven mainly by acquired intangible assets resulting from the Business Combination.

Interest expense, net. Interest expense, net, was $19.0 million for the 2019 Successor Period compared to $14.4 million for the 2018 Predecessor Period and $4.1 million for the 2018 Successor Period, or $18.5 million in total for the 2018 periods. The increase in interest expense during the 2019 Successor Period as compared to the 2018 periods is mainly attributable to the impact of the loan arrangement fees write-off of the prior credit facilities following the May 2019 refinancing of our credit facilities as well as the incremental impact of including GES throughout the 2019 Successor Period, as compared to only post-acquisition in the 2018 periods, offset by lower interest rates obtained in the May 2019 refinancing of our credit facilities.

Other (expense) income, net. Other (expense) income, net, was ($0.4) million for the 2019 Successor Period compared to $5.4 million for the 2018 Predecessor Period and $0.4 million for the 2018 Successor Period, or $5.8 million in total for the 2018 periods. Differences between periods were mainly attributed to a one-time gain during the 2018 Successor Period related to the settlement of a contingent liability for the NPS earn-out.

Income tax expense (benefit). Income tax expense (benefit) was $13.1 million for the 2019 Successor Period compared to $2.3 million for the 2018 Predecessor Period and $9.4 million for the 2018 Successor Period, or $11.7 million in total for the 2018 periods. See Note 17, Income Taxes, to our consolidated financial statements included in Item 18, “Financial Statements” of this Annual Report.

Net income. Net income was $39.4 million for the 2019 Successor Period compared to $6.7 million for the 2018 Predecessor Period and $35.0 million for the 2018 Successor Period, or $41.7 million in total for the 2018 periods.

Supplemental Segment EBITDA Discussion. Our management uses Segment EBITDA as its principal measure of segment operating performance (in thousands).

	(In US$ thousands, except share data and per share amounts)
	Successor (NESR)		Predecessor (NPS)
Description	Period from January 1 to December 31, 2019	Period from June 7 to December 31, 2018	Period from January 1 to June 6, 2018
Reportable Segment:
Production Services	$130,839	$77,482	$36,836
Drilling and Evaluation Services	52,962	32,782	3,267

Production Services EBITDA was $130.9 million for the 2019 Successor Period compared to $77.5 million for the 2018 Successor Period and $36.8 million for the 2018 Predecessor Period, or $114.3 million in total for the 2018 periods. The increase in Segment EBITDA was due primarily to higher coil tubing activity in Saudi, Qatar, Iraq and the United Arab Emirates.

Drilling and Evaluation Services EBITDA was $53.0 million for the 2019 Successor Period compared to $32.8 million for the 2018 Successor Period and $3.3 million for the 2018 Predecessor Period, or $36.0 million in total for the 2018 periods. The increase in Segment EBITDA was driven by strong well testing activities in Saudi and Iraq.

2018 Compared to 2017

The following table presents our consolidated income statement data for the periods indicated:

	(In US$ thousands, except share data and per share amounts)
		Predecessor (NPS)
Description	Period from June 7 To December 31, 2018	Period from January 1 To June 6, 2018	Year ended December 31, 2017

Revenues	$348,590	$137,027	$271,324
Cost of services	(249,159)	(104,242)	(200,149)
Gross profit	99,431	32,785	71,175
Selling, general and administrative expense	(36,705)	(19,969)	(30,336)
Amortization	(9,373)	(10)	(607)
Operating income	53,353	12,806	40,232
Interest expense, net	(14,383)	(4,090)	(6,720)
Other income / (expense), net	5,441	362	(573)
Income before income tax	44,411	9,078	32,939
Income tax expense	(9,431)	(2,342)	(4,586)
Net income / (loss)	34,980	6,736	28,353
Net income / (loss) attributable to non-controlling interests	(163)	(881)	(2,273)
Net income attributable to shareholders	$35,143	$7,617	$30,626

Weighted average shares outstanding:
Basic	85,569,020	348,524,566	342,250,000
Diluted	86,862,983	370,000,000	370,000,000

Net earnings per share:
Basic	$0.41	$0.02	$0.09
Diluted	$0.40	$0.02	$0.08

Revenue. Revenue was $348.6 million for the 2018 Successor Period and $137.0 million for the 2018 Predecessor Period, or $485.6 million for the 2018 periods, compared to revenue of $271.3 million for the 2017 Predecessor Period. Excluding the revenue of GES, revenue for the aggregated 2018 Successor Period and the 2018 Predecessor Period would have been $389.2 million.

The table below presents our revenue by segment for the periods indicated:

	(In US$ thousands, except share data and per share amounts)
		Predecessor (NPS)
Description	Period from June 7 to December 31, 2018	Period from January 1 to June 6, 2018	Year ended December 31, 2017
Reportable Segment:
Production Services	$215,791	$112,295	$228,763
Drilling and Evaluation Services	132,799	24,732	42,561
Total revenue	348,590	137,027	271,324

Production Services revenue was $215.8 million for the 2018 Successor Period and $112.3 million for the 2018 Predecessor Period, or $328.1 million the 2018 periods, compared to revenue of $228.8 million for the 2017 Predecessor Period. Excluding the revenue of GES, revenue for the aggregated 2018 Successor Period and the 2018 Predecessor Period would have been $287.0 million. The increase in revenue was primarily due to higher coil tubing and stimulation activities in Saudi Arabia, Qatar, Iraq, and the United Arab Emirates.

Drilling and Evaluation Services revenue was $132.8 million for the 2018 Successor Period and $24.7 million for the 2018 Predecessor Period, or $157.5 million the 2018 periods, compared to revenue of $42.6 million for the 2017 Predecessor Period. Excluding the revenue of GES, revenue for the aggregated 2018 Successor Period and the 2018 Predecessor Period would have been $102.2 million. The increase was primarily driven by strong well testing and logging activity in Saudi Arabia and Iraq.

Cost of services. Cost of services was $249.2 million for the 2018 Successor Period, $104.2 million for the 2018 Predecessor Period and $200.1 million for the 2017 Predecessor Period. Cost of services as a percentage of total revenue was 71%, 76% and 74% for the 2018 Successor Period, 2018 Predecessor Period, and 2017 Predecessor Period, respectively. The change in trend is due mainly to revenue mix between business lines with lower and higher margins. Cost of services included depreciation of $33.0 million, $17.3 million and $37.8 million for the 2018 Successor Period, 2018 Predecessor Period and the 2017 Predecessor Period, respectively.

Gross profit. Gross profit as a percentage of total revenue in the 2018 Successor Period, the 2018 Predecessor Period and the 2017 Predecessor Period was 29%, 24% and 26%, respectively. The change in trend is described above.

Selling, general and administrative expense. SG&A expense, which represents costs associated with managing and supporting our operations, was $36.7 million, $20.0 million and $30.3 million for the 2018 Successor Period, 2018 Predecessor Period and the 2017 Predecessor Period, respectively. As a percentage of revenue, SG&A expenses were 11%, 15% and 11% of revenue, respectively. The reduction of expenses as percentage of revenue for the 2018 Successor Period is primarily due to integration cost savings realized following the Business Combination, along with revenue growth.

Amortization expense. Amortization expense was $9.4 million, negligible and $0.6 million for the 2018 Successor Period, 2018 Predecessor Period and the 2017 Predecessor Period, respectively. Amortization expense dropped significantly during the 2018 Predecessor Period as a result of legacy contract intangibles being fully amortized during 2017. The increase in the 2018 Successor Period amortization was driven mainly by recording the valuation of our acquired intangible assets resulting from the Business Combination.

Interest expense, net. Interest expense, net, was $14.4 million, $4.1 million and $6.7 million for the 2018 Successor Period, 2018 Predecessor Period and the 2017 Predecessor Period, respectively. The relative increase in trend was attributable to both higher LIBOR rates and higher fixed interest charges on the Murabaha bank loan, in addition to incremental interest charges arising on our bridge loan facility which was drawn down in early February 2018 and the Hana Loan which was incurred during the 2018 Successor Period to finance a portion of the consideration for the Business Combination.

Other (expense) income, net. Other (expense) income, net, was $5.4 million, $0.4 million and ($0.6) million for the 2018 Successor Period, 2018 Predecessor Period and the 2017 Predecessor Period, respectively. Other expenses decreased due to higher legal fees incurred during 2017 in connection with the renewal of bank facilities. Other income of $5.7 million was recorded in the 2018 Successor Period as a result of equity stock earn-out on purchase price consideration to previous shareholders.

Income tax. Income tax expense was $9.4 million for the 2018 Successor Period compared to $2.3 million for the 2018 Predecessor Period and $4.6 million for the 2017 Predecessor Period. The increase is primarily related to a change in the tax applied in Saudi Arabia (changing from Zakat to a Corporate Tax regime) as well as additional business in Oman where the inclusion of GES in the 2018 Successor Period has significantly increased our presence. See Note 17, Income taxes, to our consolidated financial statements included in Item 18, “Financial Statements” of this Annual Report.

Net income. Net income was $35.0 million, $6.7 million and $28.4 million for the 2018 Successor Period, 2018 Predecessor Period and the 2017 Predecessor Period, respectively.

Supplemental Segment EBITDA Discussion. Our management uses Segment EBITDA as its principal measure of segment operating performance (in thousands).

	(In US$ thousands, except share data and per share amounts)
		Predecessor (NPS)
Description	Period from June 7 to December 31, 2018	Period from January 1 to June 6, 2018	Year ended December 31, 2017
Reportable Segment:
Production Services	$77,482	$36,836	$81,780
Drilling and Evaluation Services	32,782	3,267	4,952

Production Services EBITDA was $77.5 million for the 2018 Successor Period and $36.8 million for the 2018 Predecessor Period, or $114.3 million for the 2018 periods, as compared to $81.8 million for the 2017 Predecessor Period. The increase in Segment EBITDA was due primarily to higher coil tubing activity in Saudi, Qatar, Iraq and the United Arab Emirates.

Drilling and Evaluation Services EBITDA was $32.8 million for the 2018 Successor Period and $3.3 million for the 2018 Predecessor Period, or $36.0 million for the 2018 periods, as compared to $4.9 million for the 2017 Predecessor Period. The increase in Segment EBITDA was driven by strong well testing activities in Saudi and Iraq.

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

Revenue recognition

Effective December 31, 2019, the Company adopted ASU 2014-09, Revenue from Contracts with Customers (“Topic 606”). The Company adopted this ASU using the modified retrospective adoption method. There was no impact on the consolidated financial statements, no cumulative effect adjustment was recognized, and no contract assets or liabilities were recorded.

The Company recognizes revenue from contracts with customers upon transfer of control of promised services to customers at an amount that reflects the consideration it expects to receive in exchange of services. We typically receive “callouts” from our customers for specific services at specific customer locations, typically initiated by the receipt of a purchase/service order or similar document from the customer. Customer callouts request that the Company provide a “suite of services” to fulfill the service order, encompassing personnel, use of Company equipment, and supplies required to perform the work. Rates for these services are defined in the Company’s contracts with customers. The term between invoicing and when the payment is due is typically 30-60 days.

Revenue is recognized for each performance obligation when the customer obtains control of the service the Company is providing. For most services, control is obtained over time as (1) the customer simultaneously receives and consumes the benefits provided by the Company’s performance as Company employees perform and (2) the Company’s performance creates or enhances an asset that the customer controls. Revenue is recorded based on daily drilling logs, recognized at the standalone selling price of the services provided as reduced proportionately for management’s estimate of volume or early pay discount where applicable.

Costs of obtaining a customer contract that are incremental and expected to be recovered are recognized as an asset. Costs are subsequently amortized over the term of the contract or less if circumstances indicate that a shorter deferral period better matches these costs with the revenue they generate.

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

B. LIQUIDITY AND CAPITAL RESOURCES

Our objective in financing our business is to maintain sufficient liquidity, adequate financial resources and financial flexibility to fund the requirements of our business. We had cash and cash equivalents of $73.2 million as of December 31, 2019 and $24.9 million as of December 31, 2018. Our outstanding long-term debt was $330.6 million as of December 31, 2019 and $225.2 million as of December 31, 2018. We believe that our cash on hand, cash flows generated from operations, and liquidity available through our credit facilities, including recently drawn facilities, will provide sufficient liquidity to manage our global cash needs. See “Capital Resources” below.

Cash Flows

	(In US$ thousands, except share data and per share amounts)
	Successor (NESR)		Predecessor (NPS)
	Period from January 1 to December 31, 2019	Period from June 7 to December 31, 2018	Period from January 1 to June 6, 2018	Year ended December 31, 2017

Cash provided by (used in):
Operating Activities	$89,091	$40,840	$20,826	$83,193
Investing Activities	(107,338)	(66,588)	(7,916)	(52,042)
Financing Activities	66,575	50,594	(5,740)	(32,138)
Effect of exchange rate changes on cash	(19)	-	(16)	(45)
Net change in cash and cash equivalents	$48,309	$24,846	$7,154	$(1,032)

Operating Activities

Cash flows provided by operating activities were $89.1 million for the 2019 Successor Period compared to cash flows provided by operating activities of $20.8 million for the 2018 Predecessor Period and $40.8 million for the 2018 Successor Period, or $61.7 million in total for the 2018 periods. Cash flows from operating activities increased by $27.4 million in the 2019 Successor Period compared to the 2018 periods, primarily due to the impact of higher depreciation and amortization in the 2019 Successor Period and the inclusion of GES throughout the 2019 Successor Period as compared to the 2018 periods, which only includes GES for part of the year.

Investing Activities

Cash flows used in investing activities were $107.3 million for the 2019 Successor Period compared to cash flows used in investing activities of $7.9 million for the 2018 Predecessor Period and $66.6 for the 2018 Successor Period, or $74.5 million in total for the 2018 periods. The difference between periods was primarily due to the change in timing of cash payments for capital expenditures. Our principal recurring investing activity is the funding of capital expenditures to ensure that we have the appropriate levels and types of machinery and equipment in place to generate revenue from operations.

Financing Activities

Cash flows provided by financing activities were $66.6 million for the 2019 Successor Period compared to cash flows used in financing activities of $5.8 million for the 2018 Predecessor Period and cash flows provided by financing activities of $50.6 million for the 2018 Successor Period, or cash flows provided by financing activities of $44.9 million in total for the 2018 periods. In the 2019 Successor Period as compared to the 2018 periods, the Company’s choice of financing shifted from a mixture of debt and equity to only debt. While equity was used in the 2018 Successor Period to finance the Business Combination, this transaction type has not reoccur in the 2019 Successor Period. Additionally, a dividend to the former owners of NPS in the Predecessor Period did not reoccur in 2019.

Credit Facilities

As of and after December 31, 2019, we had the following principal credit facilities and instruments outstanding or available:

Secured Facilities Agreement

On May 5, 2019, the Company entered into a $450.0 million term loan, revolving credit, and working capital facilities agreement (the “Secured Facilities Agreement”) with Arab Petroleum Investments Corporation (“APICORP”) – Bahrain Banking Branch, HSBC Bank Middle East Limited (“HSBC”), Mashreqbank PSC and Saudi British Bank acting as initial mandated lead arrangers and bookrunners, Mashreqbank PSC acting as global agent, APICORP and Mashreqbank PSC acting as security agents, NPS Bahrain for Oil & Gas Wells Services WLL (“NPS Bahrain”) and its Kuwait branch, Gulf Energy SAOC and National Petroleum Technology Company as borrowers, and HSBC, Mashreqbank PSC, APICORP and Saudi British Bank, as the “Lenders.” Upon consummation of this transaction, with the exception of a $30.4 million working capital facility with HSBC, described below, the Company settled all of its existing debt obligations as of May 5, 2019 and wrote-off remaining unamortized debt issuance costs of $0.8 million as of that date.

On May 23, 2019 and June 20, 2019, the Company entered into $35.0 million and $40.0 million Incremental Facilities Agreements, respectively, increasing the size of the Secured Facilities Agreement to $485.0 million and $525.0 million, respectively.

The $525.0 million Secured Facilities Agreement consists of a $300.0 million term loan due 2025 (the “Term Loan” or “Secured Term Loan”), a $65.0 million revolving credit facility due 2023 (“RCF” or “Secured Revolving Credit Facility”), and a $160.0 million working capital facility. Borrowings under the Term Loan and RCF incur interest at the rate of three-month LIBOR plus 2.4% to 2.7% per annum, varying based on the Company’s Net Debt / EBITDA ratio as defined in the agreement. As of December 31, 2019, this results in an interest rate of 4.3%. The Company has drawn $300.0 million of the Term Loan and $50.0 million of the RCF as of December 31, 2019.

The RCF was obtained for general corporate and working capital purposes including capital expenditure related requirements and acquisitions (including transaction related expenses). The RCF requires the payment of a commitment fee each quarter. The commitment fee is computed at the rate of 0.60% per annum based on the average daily amount by which the borrowing base exceeds the outstanding borrowings during each quarter. Under the terms of the RCF, the final settlement is due by May 6, 2023. The Company is required to repay the amount of any principal balance outstanding together with any unpaid accumulated interest at three-month LIBOR plus 2.4% to 2.7% per annum, varying based on the Company’s Net Debt / EBITDA ratio as defined in the agreement. The Company is permitted to make any prepayment under this RCF in multiples of $5.0 million during this 4-year period up to May 6, 2023. Any unutilized balances from the RCF can be drawn down again during the 4-year tenure at the same terms. As of December 31, 2019, the Company has $15.0 million available to be drawn under the RCF.

The Secured Facilities Agreement also includes a working capital facility of $160.0 million for issuance of letters of guarantee and letters of credit and refinancing letters of credit over a period of one year, which carries an interest rate equal to three-month U.S. Dollar LIBOR for the applicable interest period, plus a margin of 1.00% to 1.25% per annum. As of December 31, 2019, the Company had utilized $134.2 million under this working capital facility and the balance of $25.8 million was available to the Company.

The Company has also retained legacy bilateral working capital facilities from HSBC totaling $30.4 million in Qatar ($16.4 million), in UAE ($13.9 million) and Kuwait ($0.1 million). As of December 31, 2019, the Company had utilized $24.1 million under this working capital facility and the balance of $6.3 million was available to the Company.

Utilization of the working capital facilities under both the legacy arrangement and Secured Facilities Agreement comprises letters of credit issued to vendors, guarantees issued to customers, vendors, and others, and short-term borrowings used to settle letters of credit. Once a letter of credit is presented for payment by the vendor, the Company at its election can settle the letter of credit from available cash or leverage short-term borrowings that will be repaid quarterly over a one-year period. Until a letter of credit is presented for payment by the vendor, it is disclosed as an off-balance sheet obligation. For additional discussion of outstanding letters of credit and guarantees, see Note 14, Commitments and Contingencies, to our consolidated financial statements included in Item 18, “Financial Statements” of this Annual Report.

The Secured Facilities Agreement includes covenants that specify maximum leverage (Net Debt / EBITDA) up to 3.50, minimum debt service coverage ratio (Cash Flow / Debt Service) of at least 1.25, and interest coverage (EBITDA / Interest) of at least 4.00. The Company is in compliance with all financial covenants as of December 31, 2019.

Capital Resources

In the next twelve months, we believe cash on hand, cash flows from operating activities and available credit facilities, including those of our subsidiaries, will provide us with sufficient capital resources and liquidity to manage our working capital needs, meet contractual obligations, fund capital expenditures and mergers and acquisitions, and support the development of our short-term operating strategies. Although varying in approach by jurisdiction, the Company is able to make use of excess cash generated in a particular jurisdiction to fund cash needs of other jurisdictions.

We plan to pursue strategic acquisitions as an element of our business strategy. The timing, size or success of any acquisition and the associated potential capital commitments are unpredictable and uncertain. We may seek to fund all or part of any such acquisition with proceeds from debt or equity issuances, or may issue equity directly to the sellers, in any such acquisition, or any combination thereof. Our ability to obtain capital for strategic acquisitions will depend on our future operating performance, financial condition and, more broadly, on the availability of equity and debt financing. Capital availability will be affected by prevailing conditions in our industry, the global economy, the global financial markets and other factors, many of which are beyond our control. In addition, any additional debt service requirements we take on could be based on higher interest rates and shorter maturities and could impose a significant burden on our results of operations and financial condition, and the issuance of additional equity securities could result in significant dilution to our shareholders.

Other Factors Affecting Liquidity

Customer receivables. In line with industry practice, we bill our customers for our services in arrears and are, therefore, subject to our customers delaying or failing to pay our invoices. In weak economic environments, we may experience increased delays and failures to pay our invoices due to, among other reasons, a reduction in our customers’ cash flow from operations and their access to the credit markets as well as unsettled political conditions. If our customers delay paying or fail to pay us a significant amount of our outstanding receivables, it could have a material impact on our liquidity, consolidated results of operations and consolidated financial condition.

Shelf registration statement. On August 23, 2019, the Company filed a shelf registration statement on Form F-3 with the Securities and Exchange Commission (the “SEC”). On September 13, 2019, the SEC declared the shelf registration statement effective. The shelf registration statement gives the Company the ability to sell up to $300.0 million of the Company’s ordinary shares from time to time in one or more offerings. The specific terms, including the amount, of any ordinary shares to be sold in such an offering, if it does occur, would be described in supplemental filings with the SEC. The shelf registration statement currently provides the Company additional flexibility with regard to potential financings that it may undertake when market conditions permit. The shelf registration statement will expire in 2022.

For other matters affecting liquidity, see Item 5E, “Off-Balance Sheet Arrangements” below.

Capital Expenditure Commitments

The Company was committed to incur capital expenditures of $22.1 million and $25.9 million at December 31, 2019 and 2018, respectively. Commitments outstanding as of December 31, 2019 are expected to be settled during 2020.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We own and control a variety of intellectual property, including but not limited to proprietary information and software tools and applications that, in the aggregate, are material to our business. No individual instance of intellectual property is material to the Company.

D. TREND INFORMATION

Global E&P Trends and Oil Prices

See “– Global E&P Trends and Oil Prices” included in Item 5A, “Operating Results”.

E. OFF-BALANCE SHEET ARRANGEMENTS

Letters of credit. The Company has outstanding letters of credit amounting to $21.2 million and $10.3 million as of December 31, 2019 and 2018, respectively.

Guarantee agreements. In the normal course of business with customers, vendors and others, we have entered into off-balance sheet arrangements, such as surety bonds for performance, and other bank issued guarantees, including cash margin guarantees, which totaled $99.1 million and $41.4 million as of December 31, 2019 and 2018, respectively. We have also entered into cash margin guarantees totaling $5.8 million at December 31, 2019. A liability is accrued when a loss is both probable and can be reasonably estimated. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on our consolidated financial statements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below summarizes the payments due by fiscal year for our outstanding contractual obligations as of December 31, 2019. Certain amounts included in this table are based on our estimates and assumptions about these obligations, including their duration, anticipated actions by third parties and other factors. The contractual cash obligations we will actually pay in future periods may vary from those reflected in the table because the estimates and assumptions are subjective.

Payments Due by Period
		Less than	1 – 3	3 – 5	More than
(In thousands)	Total	1 year	years	years	5 years
Principal payments for long-term debt(1)	$350,000	$15,000	$82,500	$140,000	$112,500
Principal payments for short-term debt (2)	37,963	37,963	-	-	-
Estimated interest payments (3)	68,950	15,956	31,465	18,715	2,814
Operating leases (4)	53,049	23,201	23,632	4,587	1,629
Capital lease obligations (5)	33,673	20,531	13,142	-	-
Seller-provided installment financing for capital expenditures (6)	5,950	2,975	2,975	-	-
Contractual commitments for capital expenditures (7)	22,077	22,077	-	-	-
Employees’ end of service benefits (8)	29,417	3,234	9,532	2,993	13,658
Total	$601,079	$140,937	$163,246	$166,295	$130,601

(1) Amounts represent the cash payments for the principal amounts related to our long-term debt at December 31, 2019. Amounts for debt do not include any unamortized discounts or deferred issuance costs. Cash payments for interest are excluded from these amounts.

(2) Amounts represent the cash payments for the principal amounts related to our short-term debt at December 31, 2019. Cash payments for interest are excluded from these amounts.

(3) Amounts represent the cash payments for interest on our debt.

(4) Amounts represent the future minimum payments under non-cancelable operating leases with initial or remaining terms of one year or more. We enter into operating leases, some of which include renewal options; however, we have excluded renewal options from the table above unless it is anticipated that we will exercise such renewals.

(5) Represents gross future minimum payments under capital leases. We enter into capital leases for property, plant, and equipment when the terms of these leases are advantageous to immediate purchase or where other unique business factors exist.

(6) Represents future minimum under agreements to purchase capital assets using seller-provided installment financing.

(7) Contractual commitments for capital expenditures include agreements to purchase property, plant, and equipment that are enforceable and legally binding and specify all significant terms. Our performance is secured by letters of credit, as described in Item 5A, “Off Balance Sheet Arrangements,” for $21.2 million of this balance.

(8) Amount represents the expected payments of employees’ end of service benefits.

G. SAFE HARBOR

See “Forward-Looking Statements” in this Annual Report for additional information.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

We rely on the senior management of our principal operating subsidiaries to manage our business. Our senior management team is responsible for the day-to-day management of our operations. Members of our senior management are appointed from time to time by vote of the Board of Directors and hold office until a successor is elected and qualified. Our current Chief Executive Officer, Chief Financial Officer and Chief Commercial Officer are:

Name	Age(1)	Position
Sherif Foda	50	Executive Chairman of the Board and Chief Executive Officer
Christopher L. Boone	50	Chief Financial Officer
Dhiraj Dudeja	43	Chief Commercial Officer

(1) As of December 31, 2019.

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

Christopher L. Boone has been the Chief Financial Officer of NESR since May 29, 2019. Previously, he was Chief Financial Officer and Senior Vice President of Tesco Corporation from January 1, 2014 until its acquisition by Nabors Industries in late 2017 and until the transition to Nabors was completed in early 2018. He served as the Chief Financial Officer, Treasurer and Vice President of Lufkin Industries Inc. from May 7, 2008 to January 1, 2014 and served as its Corporate Controller from August 1999 to May 2008. Mr. Boone had been an employee of Lufkin Industries since 1993. He earned a B.S Degree in Business Administration & Accounting from Washington and Lee University and his MBA degree from The Thunderbird School of Global Management.

Dhiraj Dudeja has more than 23 years of professional experience in the oil and gas industry working for Schlumberger Limited in South and South East Asia, Middle East, Europe and the US. From April 2014 to August 2016, he led the Sales and Commercial function for the Production Group of Schlumberger. In his previous roles, he served as the Wireline Marketing and Sales Manager for Europe, Africa and Caspian; Worldwide Training & Development Manager and Acting Personnel Manager for Wireline; General Manager for Wireline for India; Oilfield Services Training & Staffing Manager for Schlumberger for the Middle East and Asia region; and Country Manager for Wireline in Vietnam. He started his career in 1996 with Schlumberger, working primarily offshore Mumbai High and then in the South China Sea, handling exploration and deep-water wireline logging operations. He also has co-founded two startups in the education analytics field in India and US, one of which he actively led from 2012 to 2014 as COO. He is also the co-founder of PetroConnect LLC, an independent E&P investment company. He graduated from the Indian Institute of Technology, Delhi (IIT-Delhi) and holds a Bachelor of Technology degree in Electrical Engineering with a minor in Management Studies.

Board of Directors

Our board of directors is currently divided into two classes, Class I and Class II, with only one class of directors being elected in each year and each class serving a two-year term. Class I Director seats will next be up for election by shareholders at the annual general meeting in 2020; and the Class II Director seats will be up for election by shareholders at the annual general meeting in 2021. Set forth below are the names, ages and positions of each of the individuals who currently serve as directors of NESR and/or who have been nominated to serve on the Board of Directors as Class II directors:

Name	Age	Class	Position
Antonio J. Campo Mejia	61	I	Lead Director
Nadhmi Al-Nasr	64	I	Director
Amr Al Menhali(1)	40	I	Director
Yousef Al Nowais(1)	65	II	Director
Andrew Waite(2)	58	I	Director
Thomas D. Wood	61	II	Director
Hala Zeibak(3)	38	I	Director
Sherif Foda	50	II	Executive Chairman of the Board and Chief Executive Officer

(1) Al Nowais Investments LLC (“ANI”) and NESR SPV Ltd., a Cayman company, separately are entitled to nominate one director each to the Board of Directors for so long as they or their affiliates hold at least 50% of the NESR ordinary shares acquired pursuant to the Business Combination. Mr. Yousef Al Nowais was appointed to the Board of Directors as of November 10, 2019, representing ANI. Mr. Al Menhali was appointed to the Board of Directors as of November 10, 2019, representing NESR SPV Ltd., to replace Mr. Salem Al Noaimi who submitted his resignation from the Board of Directors as of November 10, 2019.

(2) SV3 Holdings, Pte Ltd (“SV3”) is entitled to nominate one director to the Board of Directors for so long as it or its affiliates hold at least 60% of the NESR ordinary shares acquired pursuant to the Business Combination.

(3) Olayan Saudi Holding Company is entitled to nominate one director to the Board of Directors for so long as it and its affiliates collectively hold at least 6,879,225 NESR ordinary shares.

Information regarding the business experience of each director is provided below. There are no family relationships among NESR’s executive officers and directors.

Class I Directors (terms expire in 2020)

Antonio J. Campo Mejia has been an independent director of the Company since May 12, 2017 and is the Lead Director of the Board. Mr. Campo Mejia has been a non-executive director of the Supervisory Board of Fugro N.V. (Euronext: FUR), a company providing geotechnical, survey, subsea and geosciences services, since 2014 and Vice-Chairman of Basin Holdings, a global holding company focused on providing products and services to energy and industrial customers since 2012. From 2012 to 2013, Mr. Campo Mejia served as non-executive director at Integra Group, an oilfield services company, mainly active in Russia and the Commonwealth of Independent States and served as its Chief Executive Officer from 2009 to 2012. Mr. Campo Mejia also served as non-executive director at Basin Supply LP, Basin Tools LP and Basin Energy Services LP from 2009 to 2014. Prior to that, Mr. Campo Mejia spent 28 years of his professional career at Schlumberger, one of the world’s leading oilfield services company, in a multitude of senior management positions in different parts of the world. In his various roles with Schlumberger, Mr. Campo Mejia served as the President of Latin America for Oilfield Services and President of Europe & Africa and was the President of Schlumberger’s Integrated Project Management business responsible for the worldwide operations in this service line. Prior to that, Mr. Campo Mejia served as Director of Personnel for the Reservoir Management Group in Houston, Texas and Vice President of Oilfield Services Latin America South, managing a full range of services in the region. In his career prior to 1997, Mr. Campo Mejia held a number of senior management and technical positions in Schlumberger’s wireline business. Mr. Campo Mejia received his bachelor’s degree in Electronic Engineering from Pontificia Universidad Javeriana in 1980.

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

Amr Al Menhali was nominated by our Nominating and Governance Committee and Board of Directors in November 2019 to serve as a Class I Director. Mr. Al Menhali joined Waha Capital as Chief Executive Officer in September 2019. Mr. Al Menhali has a track record of success of over 20 years in the financial services industry in a variety of senior positions and leadership roles. He has led several strategic transformation projects, building high performance businesses to achieve sustainable growth. During his career, he has developed strong leadership skills and expertise in strategy, finance, risk, credit and corporate governance. Mr. Al Menhali currently sits on the boards of several regional and international companies operating in diverse sectors, as well as on industry bodies including the UAE Banking Federation. He holds a Bachelor’s Degree, with Honours, in Business Administration. In addition, he completed the General Management Program at Harvard Business School in Boston.

We believe that Mr. Al Menhali is qualified to serve on our Board of Directors because of his extensive experience in the investment and financial services community and with diverse industries and multinational operations, including in the MENA region.

Hala Zeibak, who has been an independent director of the Company since May 12, 2017, is director of investments at Olayan Europe Limited, the investment advisory arm of The Olayan Group for the United Kingdom, Europe and Asia. The Olayan Group is a private multinational enterprise with a managed portfolio of international investments and diverse commercial and industrial operations in the Middle East. Ms. Zeibak joined The Olayan Group in July 2005 and initially worked at Olayan America in New York. She transferred to Olayan Europe in London in January 2011. Ms. Zeibak’s focus is on public and private equity investments primarily in the energy and affiliated sectors, including oil, gas, power, commodities and industrials. She is a member of the Oxford Energy Policy Club. Ms. Zeibak received a BA in Economics from Tufts University in 2003, graduating Summa Cum Laude with membership in the Phi Beta Kappa Society. She went on to earn a master’s degree in 2005 from the Fletcher School of Law & Diplomacy at Tufts. Her concentration was international finance and trade.

We believe that Ms. Zeibak is qualified to serve on our Board of Directors because of her extensive experience in the investment community and with diverse industries and multinational operations, including in the MENA region.

Andrew Waite was elected to the Board as of June 6, 2018 and is an independent director. Mr. Waite is Co-President of SCF Partners, Inc., the ultimate general partner of SCF-VIII, L.P. and the ultimate general partner of the majority shareholder of SV3 Holdings Pte Ltd and has been an officer of that company since October 1995. He was previously Vice President of Simmons & Company International, where he served from August 1993 to September 1995. From 1984 to 1991, Mr. Waite held a number of engineering and project management positions with Royal Dutch / Shell Group, an integrated energy company. Mr. Waite currently serves on the board of directors of Nine Energy Service, Inc. (NYSE: NINE), a position he has held since February 2013, and on the board of directors of Forum Energy Technologies, Inc. (NYSE: FET), a position he has held since August 2010. Mr. Waite previously served on the board of directors of Complete Production Services, Inc., a provider of specialized oil and gas completion and production services from 2007 to 2009, Hornbeck Offshore Services, Inc., a provider of marine services to the energy sector and military customers from 2000 to 2006, Oil States International, Inc., a diversified oilfield services and equipment company, from August 1995 through April 2006, and Atlantic Navigation Holdings (Singapore) Limited (SGX: 5UL), a provider of marine logistic, ship repair, fabrication, and other marine services, from January 2016 to December 2018. Mr. Waite received an MBA with High Distinction from Harvard Business School, an MS degree in Environmental Engineering Science from California Institute of Technology and a BSc degree with First Class Honours in Civil Engineering from England’s Loughborough University.

We believe that Mr. Waite’s extensive public company experience in the energy sector, in particular in the oilfield services industry, and his experience in identifying strategic growth trends in the energy industry and evaluating potential transactions make him well qualified to serve on our Board of Directors.

Class II Directors (terms expire in 2021)

Sherif Foda’s biographical information is set forth above.

Yousef Al Nowais was nominated by our Nominating and Governance Committee and Board of Directors in November 2019 to serve as a Class II Director. He serves as the Chairman and Managing Director of Arab Development (“ARDECO”), a company he founded in his home city of Abu Dhabi, the United Arab Emirates. ARDECO is a large diversified business and a leading player in the oil & gas and petrochemical sectors as well as power generation and distribution and other engineering and infrastructure project services. He has also served as the Co-Chairman of Al Nowais Investments LLC, a leading investment company based in Abu Dhabi with local and international holdings in a broad range of strategic investments and actively managed subsidiaries. Prior to founding ARDECO, Mr. Al Nowais joined Abu Dhabi National Oil Company (“ADNOC”) after graduating from the University of Arizona in 1979 and held many senior positions in the ADNOC group, including Finance Director and Managing Director of ADNOC’s subsidiary FERTIL. From 2007-2013, Mr. Al Nowais served as Managing Director of Al Maabar International, a leading UAE organization investing internationally in real estate projects in the MENA region, which was formed as a joint venture between Al Dar Properties, Mubadala, Al Qudra Holdings, Reem Investment and Reem International.

We believe that Mr. Al Nowais is qualified to serve on our Board of Directors because of his extensive experience in the oil and gas industry.

Thomas Wood has served as a director since our inception and served as our Chief Financial Officer from inception until October 2017 and from November 29, 2017 until June 2018. He is an entrepreneur with over 35 years of experience in establishing and growing public and private companies that provide or use oil and gas contract drilling services. Since December 1990, he has served as the Chief Executive Officer of Round Up Resource Service Inc., a private investment company. Mr. Wood founded Xtreme Drilling Corp. (TSX:XDC), an onshore drilling and coil tubing technology company, in May 2005 and served as its Executive Chairman until May 2011 and its Chief Executive Officer and Director from May 2011 through August 2016. He is the founder of Savanna Energy Services Corp. (TSE: SVY), a North American energy services provider, where he served as the Chairman from 2001 to March 2005. He also served as Director at various companies engaged in the exploration and production of junior oil and gas, including Wrangler West Energy Corp. from April 2001 to 2014; New Syrus Capital Corporation from 1998 to 2001 and Player Petroleum Corporation from 1997 to 2001. In addition, Mr. Wood served as the President, Drilling and Wellbore Service, of Plains Energy Services Ltd. from 1997 to 2000 and Wrangler Pressure Control from 1998 to 2001. He served as the President of Round-Up Well Servicing Inc. from 1988 to 1997 and Vice President of Shelby Drilling from 1981 to 1987. Mr. Wood holds a BA in Economics from University of Calgary.

We believe that Mr. Wood is qualified to serve on our Board of Directors because of his extensive experience in the oil and gas industry and his experience as an entrepreneur and building public companies and high growth organizations.

B. COMPENSATION

Senior Management

Members of our senior management receive compensation for the services they provide. Currently, the cash compensation for each member of senior management is comprised of base salary, annual cash incentive (bonus), and long-term equity incentive, restricted stock units (“RSUs”) issued pursuant to our 2018 Long Term Incentive Plan (the “LTIP”). During the year ended December 31, 2019, the aggregate cash compensation paid to all current members of senior management as a group was $2.1 million. LTIP grants to all current members of senior management totaled $0.9 million. Sherif Foda in his capacity as CEO waived receiving stock awards in both 2018 and 2019 in order to increase the number of shares available to grant a broader pool of employees and has announced his intention to do so for 2020 as well.

The compensation that we pay to our senior management is evaluated on an annual basis considering the following primary factors: position scope and responsibilities, experience and individual performance, market data, financial targets, personal objectives, and execution on longer-term financial and strategic goals that drive stockholder value creation. In addition, members of our senior management are eligible to participate in welfare benefit programs made available to our workforce generally, including medical, dental, life insurance and disability benefits. We believe that the compensation awarded to our senior management is consistent with that of our peers and similarly situated companies in the industry in which we operate.

Directors

Our Director compensation philosophy is to appropriately compensate our non-employee Directors for their services as a Director of a complex multi-national company. The compensation structure should align the interests of Directors and shareholders. Directors who are also employees of NESR do not receive compensation for serving on the Board. We believe that our Director fee structure is customary and reasonable and consistent with that of our peers and similarly situated companies in the industry in which we operate.

All non-employee Directors received an annual retainer of $50,000, paid in quarterly installments, and pro-rated for the partial year of service. In addition, the chairs of the Compensation and Nomination Committee receive an additional $15,000 annual retainer and the chair of the Audit Committee receives an annual retainer of $20,000, paid in quarterly installments, and pro-rated for the partial year of service. Non-employee Directors are permitted to waive Director’s fees. Additionally, all non-employee Directors received an annual equity award with a value of approximately $100,000, consisting of restricted shares that vest over one year. The actual number of restricted shares issued is calculated by dividing the closing price of our common stock on the Nasdaq exchange on the date of grant. All shares are awarded under the LTIP and follow all the terms and conditions of the LTIP. Non-employee Directors are permitted to waive Director’s equity awards.

Director Compensation

The following table provides information on the compensation earned, paid or awarded to our current Directors for the year ended December 31, 2019.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Total ($)
Antonio Campo Mejia	65,000	-	65,000
Nadhmi Al-Nasr	50,000	-	50,000
Amr Al Menhali(1)	12,500	-	12,500
Yousef Al Nowais(2)	12,500	-	12,500
Andrew Waite	70,000	-	70,000
Thomas D. Wood	65,000	-	65,000
Hala Zeibak(3)	-	-	-
Sherif Foda(4)	-	-	-

(1)	Mr. Al Menhali was appointed to the Board of Directors as of November 10, 2019, representing NESR SPV Ltd.
(2)	Al Nowais Investments LLC (“ANI”) and NESR SPV Ltd., a Cayman company, separately are entitled to nominate one director each to the Board of Directors for so long as they or their affiliates hold at least 50% of the NESR ordinary shares acquired pursuant to the Business Combination. Mr. Yousef Al Nowais was appointed to the Board of Directors as of November 10, 2019, representing ANI.
(3)	Ms. Zeibak waived her 2019 compensation.
(4)	Members of our Board of Directors who are also our employees or employees of our subsidiaries or non-independent directors do not receive any compensation including any cash or stock grants for their service on our Board of Directors.

In the first quarter of 2020, the Compensation Committee of the Board of Directors approved a restricted stock award with a value of approximately $125,000 for each director except for Mr. Foda, as an employee of the Company, and Ms. Zeibak, who declined her award. While the previous Board grant occurred in November of 2018, the Board delayed the current grant to the first quarter of 2020 and increased its value by $25,000 (representing the one quarter delay) to place these awards on the same vesting timing as employee awards.

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

During the 2019 Successor Period, the Company awarded 1,184,000 restricted stock units (“RSUs”) under the LTIP at a value of $11.7 million. The RSUs were allocated to the recipients at a weighted average grant date fair value of $9.86 per share and vest ratably on an annual basis over a 3-year period (1/3 of the shares vest at the anniversary of the grant date) for employees and over a 1-year period for members of our Board of Directors. Expense related to share-based compensation of $5.6 million and $1.0 million was recorded in the Consolidated Statement of Operations in the 2019 Successor Period and 2018 Successor Period, respectively. At December 31, 2019 and 2018, the Company had unrecognized compensation expense of $11.7 million and $6.9 million, respectively, related to unvested RSUs to be recognized on a straight-line basis over a weighted average remaining period of 2.0 years and 2.53 years, respectively.

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

As of December 31, 2019, the Board of Directors consisted of eight directors. This included the four NESR directors existing prior to our acquisition of NPS Holdings Limited (“NPS”) and Gulf Energy S.A.O.C. (“GES”), Sherif Foda, Thomas Wood, Antonio J. Campo Mejia, and Hala Zeibak, and four additional directors, Nadhmi Al-Nasr, Amr Al Menhali, Yousef Al Nowais, and Andrew L. Waite. Each of Adnan Ghabris and Salem Al Noaimi submitted his respective resignation from the Board as of November 10, 2019. Mr. Al Menhali and Mr. Al Nowais were elected to the Board on November 10, 2019 for the seats vacated by Mr. Al Noaimi and Mr. Ghabris, respectively. See Item 6A, “Directors and Senior Management” for more information about our current senior management and Board of Directors.

There are no service contracts between us or any of our subsidiaries and any of our current directors providing for benefits upon termination of their service.

Committees of the Board of Directors

Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee and may create such other committees as the Board of Directors shall determine from time to time. Each of the standing committees of our Board of Directors has the composition and responsibilities described below.

Audit Committee

We have established an Audit Committee of the Board of Directors. Our Audit Committee currently consists of Mr. Waite, Mr. Campo Mejia, and Mr. Wood, with Mr. Waite serving as the chairman of the Audit Committee. Under the Nasdaq listing standards and applicable SEC rules, subject to certain exceptions, we are required to have three members of the Audit Committee, all of whom must be independent. Our Board of Directors has determined that Mr. Waite, Mr. Campo Mejia, and Mr. Wood are each independent under applicable Nasdaq and SEC rules.

Each member of the Audit Committee is financially literate and our Board of Directors has determined that Mr. Waite qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

Prior to November 10, 2019, Mr. Salem Al Noaimi served as the chairman of our Audit Committee and qualified as audit committee financial expert.

We have adopted an Audit Committee charter, which details the principal functions of the Audit Committee, including:

●	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the Board of Directors whether the audited financial statements should be included in our annual reports;

●	reviewing and discussing with management and our independent auditor our quarterly financial statements prior to the filing of our quarterly reports, including the results of the independent auditor’s review of the quarterly financial statements;

●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

●	discussing with management major risk assessment and risk management policies;

●	monitoring the independence of the independent auditor;

●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

●	reviewing and approving all related-party transactions;

●	inquiring and discussing with management our compliance with applicable laws and regulations;

●	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

●	appointing or replacing the independent auditor;

●	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work; and

●	establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies.

Compensation Committee

The Board of Directors has formed a Compensation Committee of the Board of Directors. The current members of our Compensation Committee are Mr. Campo Mejia, Ms. Zeibak and Mr. Wood, with Mr. Wood serving as the chairman of the Compensation Committee. We have adopted a Compensation Committee charter, which details the principal functions of the Compensation Committee, including:

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

Nominating and Governance Committee

Our Nominating and Governance Committee consists of Mr. Wood, Mr. Al-Nasr and Mr. Campo Mejia, with Mr. Campo Mejia serving as the chairman of the Nominating and Governance Committee. The Nominating and Governance Committee is responsible for monitoring compliance with good corporate governance standards and overseeing the selection of persons to be nominated to serve on our Board of Directors. The Nominating and Governance Committee considers persons identified by its members, management, shareholders, investment bankers and others. The guidelines for selecting nominees, which are specified in our Nominating and Governance Committee charter, generally provide that persons to be nominated:

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

We have adopted a Nominating and Governance Committee charter which details the principal functions of the Nominating and Governance Committee including:

●	reviewing the Company’s Code of Conduct and other governance guidelines at least annually and making such recommendations to the Board of Directors with respect thereto as it may seem advisable;

●	reviewing qualifications of individuals suggested as potential candidates for director of the Company, including candidates suggested by shareholders, and considering for nomination any of such individuals who are deemed qualified in line with the Board of Directors Candidate Guidelines;

●	recommending to the Board of Directors candidates for election as directors of the Company to fill open seats on the Board of Directors between annual general meetings, including vacancies created by an increase in the authorized number of directors;

●	reviewing the remuneration of non-employee directors and making such recommendations to the Board of Directors with respect thereto as it may deem advisable;

●	providing comments and suggestions to the Board of Directors concerning committee structure of the Board of Directors, committee operations, committee member qualifications, and committee member appointment;

●	reviewing any allegation that an executive officer or director may have violated the Company’s Code of Conduct and reporting its findings to the Board of Directors; and

●	taking such other actions and doing such other things as may be referred to the Nominating and Governance Committee from time to time by the Board of Directors.

D. EMPLOYEES

As of December 31, 2019, and 2018, we employed 4,536 and 3,590 employees and contractors, respectively, from over 40 different nationalities. As of December 31, 2017, the Predecessor company employed 1,818 employees from over 40 different nationalities.

Our employees are at the forefront of our strategy. We believe that our future success depends on our ability to attract, retain and motivate qualified personnel. NESR places great importance on building and maintaining a highly motivated and skilled workforce by identifying and developing key skills, experience and knowledge and applying this talent set to job specific requirements.

Our team of experienced professionals is dedicated to providing a safe and outstanding service to ensure customer satisfaction in all areas of operation. Extensive training is provided to our employees and is split between on-the job training, online training and classroom training. We also have a career development plan covering key competencies and skills required for employees to advance both their seniority level and career within the company.

We believe that our relations with our employees are good.

With the exception of certain of our employees in Oman, none of our employees are currently represented by unions or covered by collective bargaining agreements.

E. SHARE OWNERSHIP

The table below shows the number and percentage of our outstanding ordinary shares beneficially owned by each of our directors and executive officers and all of our directors and executive officers as a group as of December 31, 2019.

	Beneficial Interest in Ordinary Shares
Officer and/or Director	Number of shares	Percentage (a)
Sherif Foda (b)	2,940,425	3.37%
Christopher Boone	-	-
Dhiraj Dudeja	229,576	*
Antonio J. Campo Mejia	691,194	*
Nadhmi Al-Nasr	10,050	*
Amr Al Menhali	-	-
Yousef Al Nowais(c)	5,358,396	6.15%
Hala Zeibak	-	-
Andrew Waite	10,050	*
Thomas Wood(b) (d)	970,126	1.11%
All officers and directors as a group	10,209,817	11.72%

* less than 1%

(a)	Based on issued and outstanding shares of 87,187,289 as of December 31, 2019.
(b)	As of December 31, 2018, NESR Holdings, Ltd., our Sponsor, owned 5,430,425 shares in the Company. Sherif Foda and Thomas Wood were shareholders and directors of NESR Holdings Ltd. and shared voting and dispositive control over the securities and thus shared beneficial ownership of such securities. During 2019, 2,760,000 of these shares were distributed to various individuals including employees, family of the Sponsors and other parties which contributed to the success of the SPAC process under the same conditions applicable to NESR Holdings, Ltd., including 250,000 and 885,000 shares to Mr. Foda and Mr. Wood, respectively. As of December 31, 2019, Mr. Foda has exclusive voting and dispositive power over the remaining NESR ordinary shares held by NESR Holdings, Ltd. and thus beneficially owns the remaining 2,670,425 shares. In addition to his beneficial ownership in NESR Holdings, Ltd., Mr. Foda also owns an additional 270,000 shares, inclusive of open market purchases of 20,000 shares.
(c)	Includes 5,358,396 shares held by Al Nowais Investments LLC over which Mr. Al Nowais shares dispositive power.
(d)	Mr. Wood purchased 75,076 shares on the open market in addition to those acquired in 2019 from NESR Holdings, Ltd.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth information as of December 31, 2019 for each shareholder whom we know to beneficially own more than five percent of our outstanding ordinary shares:

	Ordinary Shares Held
Shareholders	Number of shares (in thousands)	Percentage of Ordinary Shares Outstanding(a)
Mubbadrah Investment LLC(b)	17,189	19.72%
Olayan Saudi Holding Company	17,025	19.53%
NESR SPV Ltd.	10,188	11.69%
SV3 Holdings PTE Ltd.(c)	6,825	7.83%
Al-Nowais Investments LLC	5,358	6.15%

(a)	Based on issued and outstanding shares of 87,187,289 as of December 31, 2019.
(b)	Includes NESR ordinary shares owned by Mubbadrah Investments LLC, Hilal Al Busaidy and Yasser Al Barami.
(c)	SCF Partners and its affiliate SCF GP are the beneficial owners of a total of 6,006,820 ordinary shares and are affiliates of SV3 Holdings Pte Ltd. SV3 Holdings Pte Ltd is owned by two private equity funds: SCF-VIII AIV, L.P. and Viburnum Funds Pty Ltd. SCF-VIII AIV, L.P. has a 66 2/3% ownership interest in SV3 and Viburnum Funds Pty Ltd. has a 33 1/3% ownership interest in SV3. SCF Partners is the sole shareholder of LESA Cayman. LESA Cayman is the indirect beneficial owner of shares held by SCF-VIII AIV, L.P. through its general partner SCF -VIII Offshore G.P. Also, SCF-VIII, L.P. (of which SCF GP is the indirect beneficial owner) is the direct beneficial owner of 1,456,820 Ordinary Shares, which constitutes 1.7% of the outstanding Ordinary Shares.

Our major shareholders have no different voting rights from those of the rest of our shareholders.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

B. RELATED PARTY TRANSACTIONS

See Note 18, Related Party Transactions, to the consolidated financial statements included in Item 18, “Financial Statements” of this Annual Report.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18, “Financial Statements” within this Annual Report.

Legal Proceedings

See Note 14, Commitments and Contingencies, to our consolidated financial statements included in Item 18, “Financial Statements” of this Annual Report.

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

B. SIGNIFICANT CHANGES

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Our ordinary shares and warrants are currently listed on the Nasdaq under the symbols “NESR” and “NESRW,” respectively. Our ordinary shares and warrants each commenced separate public trading on June 5, 2017.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our ordinary shares and warrants are currently listed on the Nasdaq under the symbols “NESR” and “NESRW,” respectively.

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

Corporate Profile

We are a company incorporated in the British Virgin Islands (“BVI”) on January 23, 2017 as a BVI business company (company number 1935445) and our affairs are governed by our Memorandum and Articles of Association (which document shall be herein be referred to as our “Charter”), the BVI Business Companies Act, 2004, as amended (the “Companies Act”), and the common law of the British Virgin Islands. The registered office of the Company is at Intertrust Corporate Services (BVI) Limited of 171 Main Street, Road Town, Tortola, British Virgin Islands. The registered agent of the Company is Intertrust Corporate Services (BVI) Limited of 171 Main Street, Road Town, Tortola, British Virgin Islands. The Company may change its registered office or registered agent by a Resolution of Directors or a Resolution of Members. The change shall take effect upon the Registrar registering a notice of change filed under section 92 of the Companies Act.

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

As of December 31, 2019, an aggregate of 87.2 million ordinary shares were issued and outstanding. After considering unvested RSUs outstanding as of December 31, 2019, 3.2 million shares remain reserved for issuance under the 2018 LTIP. Each of our outstanding ordinary shares entitles its holder to one vote at any general meeting of shareholders. There were no preferred shares issued as of the filing of this Annual Report.

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

General Meeting of Shareholders

A general meeting of the shareholders shall be held annually at such date and time as may be determined by the board of directors. The most recent annual general meeting was held on December 12, 2019. Each of our ordinary shares entitle the holder of record thereof to attend our general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders, and to exercise voting rights, subject to the provisions of our Charter. Each share entitles the holder to one vote at a general meeting of shareholders. There is no minimum shareholding required to be able to attend or vote at a general meeting of shareholders.

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

Liquidation

Each holder of our ordinary shares has the right to an equal share with each other holder of our ordinary shares in the distribution of any surplus assets of the Company in the event of its liquidation. The Company may by a resolution of shareholders or by a resolution of the board of directors appoint a voluntary liquidator.

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

C. MATERIAL CONTRACTS

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report:

●	Forward Purchase Agreement. On April 27, 2018, the Company entered into the Forward Purchase Agreement with MEA Energy Investment Company 2 Ltd. (the “Backstop Investor”), pursuant to which the Company agreed to sell up to $150 million (the “Backstop”) of the Company’s ordinary shares to the Backstop Investor or its designees and commonly controlled affiliates. On June 8, 2018, the Company drew down $48,293,763 under the primary placement of the Forward Purchase Agreement, and issued 4,829,375 ordinary shares to the Backstop Investor. The Forward Purchase Agreement entitled the Backstop Investor to nominate one person to the Company’s board of directors for as long as it directly owned at least 7,057,453 ordinary shares within three months after the Business Combination and Adnan Ghabris was not otherwise nominated to the board.

●	Nominee Agreement. On May 9, 2018, the Company entered into a Nominee Agreement, effective January 16, 2018, between the Olayan Saudi Holding Company and Hana Investments, pursuant to which the relationship between Olayan Saudi Holding Company and Hana Investments, both of which are entities within the Olayan Group, was formalized. That parties entered into an Addendum to the Nominee Agreement on June 8, 2018 in connection with the execution of the Hana Loan Agreement.

●	Long Term Incentive Plan. On May 18, 2018, the Company’s shareholders approved and adopted the 2018 Long Term Incentive Plan, under which restricted stock awards are granted to members of the Board and employees.

●	Share Transfer Agreement. On May 18, 2018, the Company entered into a Share Transfer Agreement with Competrol Establishment and the Olayan Saudi Holding Company pursuant to which 3,000,000 of the Company’s ordinary shares and 3,000,000 warrants were transferred between members of the Olayan Group of companies, Competrol Establishment (Seller) and Olayan Saudi Holding Company (Buyer).

●	Shares Purchase Exchange Agreement. On June 5, 2018, the Company entered into the Shares Purchase Exchange Agreement with Hana Investments pursuant to which Hana Investments contributed to the Company the NPS shares owned by Hana Investments as of the Business Combination closing date and NESR issued to Hana Investments 13,340,448 shares of NESR ordinary shares.

●	Olayan Relationship Agreement. On June 5, 2018, the Company entered into a Relationship Agreement with Hana Investments which set out certain rights to which Hana Investments is entitled as a shareholder of the Company, as well as certain obligations of the Company and NESR Holdings, including the right to nominate two directors and one executive vice president of the Company for so long as Hana Investments and its affiliates collectively hold, in the aggregate, at least 6,879,225 NESR ordinary shares. Hana Investments further agreed that any shares of the Company received by Hana Investments pursuant to the Shares Purchase Exchange Agreement will not be sold by Hana Investments prior to six months after the closing of the Business Combination. The Company reimbursed Hana Investments for transaction fees and expenses in the amount of $2.1 million through the issuance of NESR ordinary shares at a conversion rate of $11.244 per share (213,447 ordinary shares) at closing of the Business Combination.

●	Registration Rights Agreements. On June 5, 2018 and June 6, 2018, the Company entered into several Registration Rights Agreements with various holders of the Company’s securities. These registration rights agreements provide certain holders with demand and “piggyback” registration rights, and holders have other rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The registration rights are subject to various limitations. The Company generally bears the expenses incurred in connection with the filing of any such registration statements. On July 16, 2018, the Company filed a registration statement on Form F-3 pursuant to the registration rights agreements, which was declared effective on August 22, 2018.

●	WAHA Relationship Agreement. On June 6, 2018, the Company entered into a Relationship Agreements with WAHA Finance Company (“WAHA”) pursuant to which the Company agreed, until such time as WAHA or its affiliates no longer hold at least 50% of the number of NESR ordinary shares acquired pursuant to the NPS Stock Purchase Agreement, to (i) nominate to the Board a person designated by WAHA and (ii) permit one additional representative of WAHA to observe the meetings of the Board in a non-voting capacity.

●	ANI Relationship Agreement. On June 6, 2018, the Company entered into a Relationship Agreement with Al Nowais Investments LLC (“ANI”), pursuant to which the Company agreed, until such time as ANI or its affiliates no longer hold at least 50% of the number of NESR ordinary shares acquired pursuant to the NPS Stock Purchase Agreement, to (i) nominate to the Board a person designated by ANI and (ii) permit one additional representative of ANI to observe the meetings of the Board in a non-voting capacity.

●	Letter Agreement. On June 6, 2018, the Company entered into a letter agreement with the NPS Selling Stockholders pursuant to which the Company reimbursed the NPS Selling Stockholders for $5.2 million of fees, costs and expenses related to the acquisition by the Company of all of the outstanding NPS shares.

●	Voting Agreement. On June 6, 2018, the Company entered into a Voting Agreement with the Sponsor and SV3 pursuant to which the Company agreed to nominate for election to the Board a nominee of SV3 and to allow at least one additional observer to attend Board meetings until such time as SV3 and its affiliates collectively beneficially own less than 4,095,000 of the outstanding ordinary shares.

●	Lock-Up Agreement. On June 6, 2018, the Company entered into a Lock-Up Agreement with SV3 pursuant to which SV3 agreed not to transfer, assign or sell the ordinary shares acquired by SV3 in the Business Combination until the earlier of one year after the closing of the Business Combination and the date on which the closing price of the Company’s ordinary shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30- trading day period commencing 150 days after the closing of the Business Combination.

●	Consent Agreement. On November 29, 2018, the Company entered into a Consent Agreement with the GES Selling Stockholders to agree on certain conditions related to the resale of NESR shares upon successful completion of a Registration Statement filed in satisfaction of a Registration Rights Agreement with these shareholders.

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

E. TAXATION

NESR is a holding company incorporated in the British Virgin Islands which imposes a zero percent statutory corporate income tax rate on income generated outside of the British Virgin Islands. The Subsidiaries operate in multiple tax jurisdictions throughout the MENA and Asia Pacific regions where statutory tax rates generally vary from 12% to 35%.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and, for U.S. federal income tax purposes, (1) an individual citizen or resident of the United States, (2) a corporation, or any other entity taxable as a corporation, organized under the laws of the United States, any state thereof or the District of Columbia, (3) an estate whose income is subject to U.S. federal income tax regardless of its source, or (4) a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) it has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

U.S. Federal Income Taxation

The following summary does not discuss all aspects of U.S. federal income taxation that may be applicable to U.S. Holders in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including U.S. expatriates, insurance companies, banks, regulated investment companies, securities broker-dealers, financial institutions, tax-exempt organizations, persons holding shares as part of a straddle, hedging, constructive sale, or conversion transaction, persons subject to the foreign tax credit splitting events rules, persons subject to the alternative minimum tax, persons who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation, U.S. Holders having a functional currency other than the U.S. dollar, persons owning (directly, indirectly or by attribution) 10% or more of our outstanding share capital or voting stock and persons not holding the shares as capital assets (generally, property held for investment). This discussion also does not address the consequences of the Medicare tax on net investment income or any aspect of state, local or non-U.S. tax law or any other aspect of U.S. federal taxation other than income taxation.

If a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes owns shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns shares and the partners in such partnership should consult their own tax advisers about the U.S. federal income tax consequences of holding and disposing of ordinary shares.

Prospective purchasers are urged to consult their own tax advisers about the application of the U.S. federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our shares.

Taxation of Dividends and Other Distributions on our Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of distributions paid by us to U.S. Holders with respect to the shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Pursuant to IRS authority, shares are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq. You are urged to consult your own tax adviser regarding the availability of the lower rate for dividends paid with respect to our shares, including the effects of any change in law after the date of this annual report.

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

Sale, Exchange or Other Taxable Disposition

Upon the sale, exchange or other taxable disposition of shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the U.S. dollar value of the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis, determined in U.S. dollars, in the shares. Any gain or loss recognized upon the sale, exchange or other taxable disposition of the shares will be treated as long-term capital gain or loss if, at the time of the sale, exchange or other taxable disposition, the holding period of the shares exceeds one year. In the case of individual U.S. Holders, capital gains generally are subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses by a U.S. Holder is subject to significant limitations. U.S. Holders should consult their own tax advisers in this regard.

Passive Foreign Investment Company

A non-U.S. corporation will be classified as a PFIC for any taxable year if (i) at least 75% of its gross income consists of passive income, (such as dividends, interest, rents, royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person) and gains on the disposition of certain minority interests or (ii) at least 50% of the average value of its assets consist of assets that produce or are held for the production of, passive income. We currently believe that we were not a PFIC for the taxable year ended December 31, 2019 and we do not expect to be classified as a PFIC in the foreseeable future. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our shares and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a U.S. Holder would suffer adverse tax consequences. These consequences may include having the gains that are realized on the disposition of shares treated as ordinary income rather than capital gains and being subject to punitive interest charges with respect to certain dividends and gains and on the sale or other disposition of the shares. Furthermore, dividends paid by a PFIC are not eligible to be treated as qualified dividend income (as discussed above). In addition, if a U.S. Holder holds shares in any year in which we are treated as a PFIC, such U.S. Holder will be subject to additional tax form filing and reporting requirements.

Application of the PFIC rules is complex. U.S. Holders should consult their own tax advisers regarding the potential application of the PFIC rules to the ownership of our shares.

Information Reporting and Backup Withholding

Dividend payments with respect to our shares and proceeds from the sale, exchange or redemption of our shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). U.S. Holders are urged to consult their tax advisers regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes on dividends paid for individual shareholders.

Certain U.S. Holders are required to report information relating to shares of a foreign corporation, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, (Statement of Specified Foreign Financial Assets) with their tax return for each year in which they hold shares. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

Documents concerning the Company which are referred to in this Annual Report are available on the SEC’s website at www.sec.gov.

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

We are exposed to foreign currency risks that arise from normal business operations. These risks include transactions denominated in currencies other than a location’s functional currency.

U.S. dollar balances held by entities in the United Arab Emirates, Saudi Arabia, Qatar, Oman, Kuwait and Qatar are not considered to represent significant currency risk as the respective currencies in these countries are pegged to the U.S. dollar. Our foreign currency risk arises from the settlement of transactions in currencies other than our functional currency, such as Algerian Dinar, Libyan Dinar, Indian Rupee and Indonesian Rupiah. However, customer contracts in these countries are largely denominated in U.S. dollars.

Credit Risk

Credit risk is the risk that one party to a financial instrument may fail to discharge an obligation and cause the other party to incur a financial loss. We are exposed to credit risk on our accounts receivable and other receivables and certain other assets (such as bank balances) as reflected in our consolidated balance sheet, with the maximum exposure equaling the carrying amount of these assets in the consolidated balance sheet. We seek to manage our credit risk with respect to banks by only dealing with reputable banks (our cash and cash equivalents are primarily held with banks and financial institution counterparties that are rated A1 to Baa3, based on Moody’s ratings) and with respect to customers by monitoring outstanding receivables and following up on outstanding balances. Management also considers the factors that may influence the credit risk of its customer base, including the default risk of the industry and the country in which our customers operate. We sell our services to a variety of customers, mainly to national oil companies in the MENA and Asia Pacific regions.

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

Market Risk

We are exposed to market risks primarily from changes in interest rates on our long-term borrowings as well as fluctuations in foreign currency exchange rates applicable to our foreign subsidiaries and where local exchange rates are not pegged to the U.S. dollar (such as Algeria, Libya and Iraq). However, the foreign exchange risk is largely mitigated by the fact that most customer contracts are denominated in U.S. dollars or in currencies that trade at a fixed exchange rate with the U.S. dollar.

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

There have not been any defaults, dividend arrearages, or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A. DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that material information required to be disclosed in our reports that we submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required financial disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with a company have been detected. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in rules 13(a)-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended), were not effective as of the end of the period covered by this Annual Report due to a material weakness in our internal control over financial reporting described below.

B. MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Annual Report on Internal Control Over Financial Reporting

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of The Treadway Commission. Based on our evaluation under the Internal Control Integrated Framework (2013), our management concluded that our internal control over financial reporting was not effective as of December 31, 2019 due to a material weakness in our internal control over financial reporting described below.

Status of Material Weaknesses Remediation

As discussed in our 2018 Annual Report on Form 20-F, in connection with the audit of the Company’s financial statements for the year ended December 31, 2018, management and the Company’s independent registered public accounting firm identified material weaknesses in the Company’s internal control over financial reporting. It was concluded that the Company did not maintain an effective control environment over its financial reporting process by providing sufficient resources and technical expertise over accounting for income taxes and preparation of the statement of cash flows, in accordance with ASC 740 and ASC 230, respectively. The operators of review controls over accounting for income taxes and preparation of the statement of cash flows did not have sufficient information to perform an effective review to ensure compliance with U.S. GAAP. Specific observations contributing to this material weakness include: 1) during the course of the year-end financial close for 2018, our auditors identified adjustments related to certain income tax accounts and 2) the Company did not have timely management review controls over the statement of cash flows to verify the completeness and adequacy of information prior to presentation of the information to the independent auditors. Additionally, in connection with the preparation of our Subsidiaries’ consolidated financial statements as of and for the years ended December 31, 2015, 2016 and 2017, management of NPS and GES separately identified material weaknesses in internal controls over their financial reporting. Specifically, both had deficiencies in the financial statement close process with a cited lack of U.S. GAAP reporting expertise.

Management, with oversight from the Audit Committee, identified the following measures to strengthen our internal control over financial reporting and to address the identified material weaknesses described above.

●	Preparation of the Statement of Cash Flows

○	Disaggregated preparation of cash flow worksheet to subsidiary level from consolidated level to improve precision of review controls;
○	Implemented quarterly in-person review with local preparer and reviewer of each cash flow worksheet by experienced U.S. GAAP resource;
○	Designed and implemented improved template to document calculations and support utilized to prepare cash flow worksheets;
○	Added additional review by Chief Financial Officer, including quarterly forecast to actual comparisons for investing and financing activities.

●	U.S. GAAP Reporting Expertise

○	Hired additional personnel with U.S. GAAP reporting and accounting process expertise;
○	Reorganized financial reporting organizational chart to ensure appropriate competence and authority amongst control operators;
○	Adjusted close and reporting timelines to allow additional time for controls to operate;
○	Engaged third-party specialists for complex accounting areas such as valuations and accounting for certain income taxes;

●	Accounting for Certain Income Taxes

○	Implemented quarterly tax rollforward process to enhance data gathering from countries;
○	Split Tax, Treasury, and Transactions role by hiring an experienced Tax and Treasury Director to improve bandwidth for supervision and review;
○	Dedicated full time accounting resource to support Tax and Treasury Director;
○	Hired globally recognized third-party to perform effective tax rate and income tax provision review each quarter.

We are committed to continuous improvement and review of our internal control over financial reporting. As of December 31, 2019, we consider the material weaknesses related to preparation of the statement of cash flows and U.S. GAAP expertise to be remediated. However, before we can conclude that the material weakness related to the accounting for certain income taxes has been remediated and that the remediation efforts described above have been successful, further testing is required so that we can observe our newly designed and implemented controls operating effectively. As we continue to evaluate and work to improve our internal control over financial reporting, management, with oversight from our Audit Committee, may identify and implement additional measures to address the material weakness described above or to modify any of the remediation actions described above. Management, with oversight from our Audit Committee, will continue to review and make necessary changes to enhance the overall design and capability of the Company’s internal control over financial reporting as expeditiously as possible. While management, with oversight from our Audit Committee, is closely monitoring the implementation of the remediation actions described above, we cannot provide any assurance that the remediation efforts will be successful or that internal control over financial reporting will be effective as a result of these efforts.

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

D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Except for the remediation of the previously identified material weaknesses associated with the preparation of the statement of cash flows and U.S. GAAP expertise discussed above, there were no other changes in internal control over financial reporting during the year ended December 31, 2019 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Waite, Chairman of the Audit Committee, is an independent Director as defined by Nasdaq and is an audit committee financial expert as defined by the SEC. See Item 6A, “Directors and Senior Management” for a description of Mr. Waite’s relevant experience.

ITEM 16B. CODE OF ETHICS

We have a Code of Conduct applicable to our employees, directors and officers, including our Chief Executive Officer and Chief Financial Officer, that meets the standards and definitions of the SEC. Any changes to, or waiver from, the Code of Conduct will be made only by the Board of Directors, or a committee thereof, and appropriate disclosure will be made promptly on our website at www.nesr.com, in accordance with the rules and regulations of the SEC.

We have posted a copy of our Code of Conduct on our website at www.nesr.com in the Investor Relations section.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG, an independent registered accounting firm and our principal external auditors, for the periods indicated.

	(In US$ thousands, except share data and per share amounts)
	Successor (NESR)		Predecessor (NPS)
	Period from	Period from	Period from
	January 1	June 7	January 1
	to December 31,	to December 31,	to June 6,
	2019	2018	2018

Audit fees(a)	$1,721	$722	$1,064
Audit-related fees(b)	-	-	-
Tax fees(c)	233	308	55
All other fees(d)	-	-	-
Total	$1,954	$1,030	$1,119

(a)	Audit fees represent professional services rendered for the audit of our annual consolidated financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.

(b)	Audit-related fees consist of assurance and related services rendered by the principal accountant related to the performance of the audit or review of our consolidated financial statements, which have not been reported under audit fees above.

(c)	Tax fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

(d)	All other fees include services other than audit fees, audit-related fees and tax fees set forth above.

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

Under the policy, the Audit Committee pre-approves all audit services to be provided to the Company, whether provided by the principal auditors or other firms, and all other services (review, attest and non-audit) to be provided to the Company by the independent auditors; provided, however, that de minims non-audit services may instead be approved in accordance with applicable rules and regulations. All services provided by the principal external auditors for the years ended December 31, 2019 and 2018 were approved by the Audit Committee pursuant to the pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are incorporated in the British Virgin Islands and our corporate governance practices are governed by applicable BVI law and our amended and restated memorandum and articles of association. Additionally, because our ordinary shares are listed on the Nasdaq, we are subject to Nasdaq’s corporate governance listing rules (“Nasdaq Listing Rules”). However, Nasdaq Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow the corporate governance practices of its home country in lieu of certain Nasdaq Listing Rules. Nasdaq-listed, foreign private issuers like us are required to provide a summary of the significant ways in which their corporate governance practices differ from those followed by Nasdaq-listed, U.S. domestic issuers. We are committed to a high standard of corporate governance. As such, we endeavor to comply with the Nasdaq Listing Rules and, currently, there is no significant difference between our corporate governance practices and what the Nasdaq requires of U.S. domestic issuers.

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18, “Financial Statements” below.

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

Consolidated Statements of Operations

Consolidated Statements of Comprehensive Income

Consolidated Balance Sheets

Consolidated Statements of Shareholders’ Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS

No.	Description of Exhibit

1.1	Memorandum and Articles of Association, as amended and restated (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 28, 2018).
2.1	Specimen Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1/A (File No. 333-217006) filed on April 25, 2017).
2.2	Specimen Warrant Certificate (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-1/A (File No. 333-217006) filed on April 25, 2017).
2.3	Warrant Agreement, dated May 11, 2017, by and between the Company and Continental Stock Transfer & Trust Company (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on May 17, 2017.
2.4	Consent Agreement, dated November 29, 2018, by and among Mubbadrah Investments LLC, Hilal Al Busaidy, Yasser Said Al Barami and the Company (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-3 (File No. 333-229801) filed on February 22, 2019).
4.1	Forward Purchase Agreement, dated April 27, 2018, by and between the Company and MEA Energy Investment 2 Ltd. (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on April 30, 2018).
4.2	Loan Agreement, dated June 5, 2018, by and between the Company and Hana Investments Co. WLL (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
4.3	Shares Purchase Exchange Agreement, dated June 5, 2018, by and between the Company and Hana Investments Co. WLL (incorporated herein by reference to Exhibit 10.13 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
4.4	Relationship Agreement, dated June 5, 2018, by and between the Company, NESR Holdings Limited and Hana Investments Co. WLL (incorporated herein by reference to Exhibit 10.14 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
4.5	Registration Rights Agreement, dated June 5, 2018, by and between the Company and Hana Investments Co. WLL (incorporated herein by reference to Exhibit 10.15 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
4.6	Relationship Agreement, dated June 6, 2018, by and between the Company and WAHA Capital PJSC (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
4.7	Relationship Agreement, dated June 6, 2018, by and between the Company and AL Nowais Investments LLC. (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
4.8	Amended and Restated Registration Rights Agreement, dated June 6, 2018, by and among the Company, NESR Holdings Ltd., Al Nowais Investments LLC, and NESR SPV Limited (incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).

No.	Description of Exhibit
4.9	National Energy Services Reunited Corp. 2018 Long Term Incentive Plan (incorporated herein by reference to Annex F to the Company’s Proxy Statement on Schedule 14A (File No. 001-38091) filed on May 8, 2018).
4.10	Letter Agreement, dated June 6, 2018, by and between the Company and each of the other signatories thereto (incorporated herein by reference to Exhibit 10.17 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
4.12	Voting Agreement, dated June 6, 2018, by and between the Company, NESR Holdings Ltd. and SV3 Holdings PTE LTD (incorporated herein by reference to Exhibit 10.19 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
4.13	Registration Rights Agreement dated June 6, 2018 by and between the Company and SV3 Holdings PTE LTD (incorporated herein by reference to Exhibit 10.20 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
4.14	Lock-Up Agreement, dated June 6, 2018, by and between the Company and SV3 Holdings PTE LTD (incorporated herein by reference to Exhibit 10.21 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
4.15	Share Transfer Agreement, dated May 18, 2018, by and between Competrol Establishment and Olayan Saudi Holding Company (incorporated herein by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-3 (File No. 333-226194) filed on July 16, 2018).
4.16	Nominee Agreement, dated May 9, 2018, by and between Olayan Saudi Holding Company and Hana Investments Co. WLL (incorporated herein by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-3 (File No. 333-226194) filed on July 16, 2018).
4.17	Addendum to the Nominee Agreement, dated June 8, 2018, by and between Olayan Saudi Holding Company and Hana Investments Co. WLL (incorporated herein by reference to Exhibit 10.24 to the Company’s Registration Statement on Form F-3 (File No. 333-226194) filed on July 16, 2018).
4.18	Insider Letter Agreement, dated May 11, 2017, by and among the Company, NESR Holdings Ltd. and certain officers and directors of the Company (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on May 17, 2017).
4.19	Investment Management Trust Agreement, dated May 11, 2017, by and between Continental Stock Transfer & Trust Company and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on May 17, 2017).
4.20	Letter Agreement, dated May 11, 2017, by and between the Company and NESR Holdings Ltd. (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on May 17, 2017).
4.21	Promissory Note, dated February 10, 2017, by and between the Company and NESR Holdings Ltd. (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1 (File No. 333-217006) filed on March 29, 2017).
4.22

Securities Purchase Agreement, dated February 9, 2017, by and between the Company and NESR Holdings Ltd. (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1 (File No. 333-217006) filed on March 29, 2017).

4.23	Amended and Restated Private Placement Warrants Purchase Agreement, dated May 11, 2017, by and between the Company and NESR Holdings Ltd. (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on May 17, 2017).
4.24	Agreement for the Sale and Purchase of Shares, dated November 12, 2017, by and among Mubbadrah Investments LLC, Hilal Al Busaidy, Yasser Said Al Barami and the Company (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on November 16, 2017).
4.25	Contribution Agreement, dated November 12, 2017, by and between SV3 Holdings PTE Ltd. and the Company (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on November 16, 2017).
4.26	Stock Purchase Agreement, dated November 12, 2017, by and among the Company, Hana Investments Co. WLL, NPS Holdings Ltd. and the selling stockholders signatory thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on November 16, 2017).
4.27	Shares Exchange Agreement, dated November 12, 2017, by and between NESR Holdings Ltd. and the Company (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on November 16, 2017).
4.28	Loan Contract for Investment, dated September 21, 2017, by and between NESR Holdings Ltd. and Antonio Jose Campo Mejia (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on November 16, 2017).
4.29

Loan Contract for Investment, dated September 21, 2017, by and between NESR Holdings Ltd. and Round Up Resource Service, Inc. (incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on November 16, 2017).

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

NATIONAL ENERGY SERVICES REUNITED CORP.

By:	/s/ Sherif Foda
Name:	Sherif Foda
Title:	Chief Executive Officer
Date:	March 17, 2020

By:	/s/ Christopher L. Boone
Name:	Christopher L. Boone
Title:	Chief Financial Officer
Date:	March 17, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

National Energy Services Reunited Corp.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of National Energy Services Reunited Corp. and subsidiaries (the “Company”) as of December 31, 2019 and 2018 (Successor Company balance sheets), the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2019 and the period from June 7, 2018 to December 31, 2018 (Successor Company operations), and of NPS Holdings Limited for the period from January 1, 2018 to June 6, 2018 and the year ended December 31, 2017 (Predecessor Company operations), and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Successor Company as of December 31, 2019 and 2018 and the results of its operations and its cash flows for the year ended December 31, 2019 and the period June 6, 2018 to December 31, 2018 in conformity with U.S. generally accepted accounting principles. Further, in our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and its cash flows of the Predecessor Company for the period from January 1, 2018 to June 6, 2018 and for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Mumbai, India

March 17, 2020

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In US$ thousands, except share data)

	December 31, 2019	December 31, 2018

Assets
Current assets
Cash and cash equivalents	73,201	24,892
Accounts receivable, net	98,799	62,636
Unbilled revenue	76,347	95,145
Service inventories, net	78,841	58,151
Prepaid assets	9,590	6,937
Retention withholdings	40,970	22,011
Other receivables	14,019	16,695
Other current assets	11,442	13,178
Total current assets	403,209	299,645
Non-current assets
Property, plant and equipment, net	419,307	328,727
Intangible assets, net	122,714	138,052
Goodwill	574,764	570,540
Other assets	2,370	6,345
Total assets	$1,522,364	$1,343,309

Liabilities and equity
Liabilities
Accounts payable	65,704	66,264
Accrued expenses	69,137	38,986
Current installments of long-term debt	15,000	45,093
Short-term borrowings	37,963	31,817
Income taxes payable	7,542	10,991
Other taxes payable	7,189	5,806
Other current liabilities	25,601	24,123
Total current liabilities	228,136	223,080

Long-term debt	330,564	225,172
Deferred tax liabilities	26,217	30,756
Employee benefit liabilities	16,745	13,828
Other liabilities	34,230	19,482
Total liabilities	635,892	512,318

Commitments and contingencies (Note 14)

Equity
Preferred shares, no par value; unlimited shares authorized; none issued and outstanding at December 31, 2019 and December 31, 2018, respectively	-	-
Common stock, no par value; unlimited shares authorized; 87,187,289 and 85,562,769 shares issued and outstanding at December 31, 2019 and December 31, 2018, respectively	801,545	801,545
Additional paid in capital	17,237	1,034
Retained earnings	67,661	28,297
Accumulated other comprehensive income	29	48
Total shareholders’ equity	886,472	830,924
Non-controlling interests	-	67
Total equity	886,472	830,991
Total liabilities and equity	$1,522,364	$1,343,309

The accompanying notes are an integral part of the consolidated financial statements.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except share data)

	Successor (NESR)		Predecessor (NPS)
	Period from	Period from	Period from
	January 1	June 7	January 1	Year ended
	to December 31,	to December 31,	to June 6,	December 31,
	2019	2018	2018	2017

Revenues	$658,385	$348,590	$137,027	$271,324
Cost of services	(506,799)	(249,159)	(104,242)	(200,149)
Gross profit	151,586	99,431	32,785	71,175
Selling, general and administrative expense	(63,840)	(36,705)	(19,969)	(30,336)
Amortization	(15,932)	(9,373)	(10)	(607)
Operating income	71,814	53,353	12,806	40,232
Interest expense, net	(18,971)	(14,383)	(4,090)	(6,720)
Other income / (expense), net	(408)	5,441	362	(573)
Income before income tax	52,435	44,411	9,078	32,939
Income tax expense	(13,071)	(9,431)	(2,342)	(4,586)
Net income / (loss)	39,364	34,980	6,736	28,353
Net income / (loss) attributable to non-controlling interests	-	(163)	(881)	(2,273)
Net income attributable to shareholders	$39,364	$35,143	$7,617	$30,626

Weighted average shares outstanding:
Basic	86,997,554	85,569,020	348,524,566	342,250,000
Diluted	86,997,554	86,862,983	370,000,000	370,000,000

Net earnings per share:
Basic	$0.45	$0.41	$0.02	$0.09
Diluted	$0.45	$0.40	$0.02	$0.08

The accompanying notes are an integral part of the consolidated financial statements.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In US$ thousands)

	Successor (NESR)		Predecessor (NPS)
	Period from	Period from	Period from
	January 1	June 7	January 1	Year ended
	to December 31,	to December 31,	to June 6,	December 31,
	2019	2018	2018	2017

Net income	$39,364	$34,980	$6,736	$28,353
Other comprehensive income, net of tax
Foreign currency translation adjustments	(19)	-	(16)	(45)
Total Comprehensive Income, net of tax	39,345	34,980	6,720	28,308
Comprehensive income attributable to non-controlling interest	-	(163)	(881)	(2,273)
Comprehensive income attributable to shareholder interest	$39,345	$35,143	$7,601	$30,581

The accompanying notes are an integral part of the consolidated financial statements.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS SHAREHOLDERS’ EQUITY

(In US$ thousands, except share data)

For the Successor (NESR) period from January 1, 2019 to December 31, 2019:

				Accumulated	Retained	Total
Successor			Additional Paid In	Other Comprehensive	Earnings (Accumulated	Company Stockholders’	Noncontrolling	Total Stockholders’
(NESR)	Ordinary Shares		Capital	Income (Loss)	Deficit)	Equity	Interests	Equity
	Shares	Amount
Balance at January 1, 2019	85,562,769	801,545	1,034	48	28,297	830,924	67	830,991
Stock-based compensation expense	-	-	5,654	-	-	5,654	-	5,654
Vesting of restricted share units	290,510	-	-	-	-	-	-	-
Other	33,796	-	2	(19)	-	(17)	-	(17)
Acquisition of non-controlling interest during the period	-	-	67	-	-	67	(67)	-
NPS equity earn-out	1,300,214	-	10,480	-	-	10,480	-	10,480
Net income from January 1, 2019 to December 31, 2019	-	-	-	-	39,364	39,364	-	39,364
Balance at December 31, 2019	87,187,289	801,545	17,237	29	67,661	886,472	-	886,472

For the Successor (NESR) period from June 7, 2018 to December 31, 2018:

				Accumulated	Retained	Total
			Additional	Other	Earnings	Company		Total
Successor			Paid In	Comprehensive	(Accumulated	Stockholders’	Noncontrolling	Stockholders’
(NESR)	Ordinary Shares		Capital	Income (Loss)	Deficit)	Equity	Interests	Equity
	Shares	Amount
Balance at June 7, 2018	11,730,425	$56,601	$-	$-	$(4,611)	$51,990	$-	$51,990
Reclassification of shares previously subject to redemption	16,921,700	165,188	-	-		165,188	-	165,188
Redeemed shares	(1,916,511)	(19,379)	-	-	-	(19,379)	-	(19,379)
Shares issued to acquire NPS	25,077,277	255,537	-	-	-	255,537	-	255,537
Shares issued to acquire GES	28,346,229	288,848	-	-	-	288,848	-	288,848
Shares issued to related party for loan fee and transaction costs	266,809	2,719	-	-	-	2,719	-	2,719
Shares issued in secondary offering	4,829,375	48,294	-	-	-	48,294	-	48,294
Shares issued for IPO underwriting fees	307,465	3,737	-	-	-	3,737	-	3,737
Stock-based Compensation	-	-	1,034	-	-	1,034	-	1,034
Business combination non-controlling interest	-	-	-	-	-	-	(2,004)	(2,004)
Other	-	-	-	48	-	48	(1)	47
Acquisition of non-controlling interest during the period	-	-	-	-	808	808	(808)	-
Non-controlling interest derecognized due to sale of subsidiary					(3,043)	(3,043)	3,043	-
Net income (loss) through December 31, 2018	-	-	-	-	35,143	35,143	(163)	34,980
Balance at December 31, 2018	85,562,769	$801,545	$1,034	$48	$28,297	$830,924	$67	$830,991

For the Predecessor (NPS) period from January 1, 2018 to June 6, 2018:

			Redeemable			Accumulated	Retained	Total
			Convertible	Redeemable	Additional	Other	Earnings	Company		Total
	Shares	Common	Shares	Convertible	Paid In	Comprehensive	(Accumulated	Stockholders’	Noncontrolling	Stockholders’
Predecessor (NPS)	Outstanding	Stock	Outstanding	Shares	Capital	Income (Loss)	Deficit)	Equity	Interests	Equity

Balance at January 1, 2018	342,250,000	$342,250	27,750,000	$27,750	$3,345	$(436)	$18,480	$391,389	$(1,960)	$389,429
Net income (loss)	-	-	-	-	-	-	7,617	7,617	(881)	6,736
Foreign currency translation adjustment	-	-	-	-	-	(16)	-	(16)	-	(16)
Conversion of redeemable shares	6,274,566	6,275	(6,274,566)	(6,275)	-	-	-	-	-	-
Dividends paid	-	-	-	-	-	-	(48,210)	(48,210)	-	(48,210)
Amount of Provision for Zakat	-	-	-	-	-	-	(766)	(766)	-	(766)
Balance at June 6, 2018	348,524,566	$348,525	21,475,434	$21,475	$3,345	$(452)	$(22,879)	$350,014	$(2,841)	$347,173

For the Predecessor (NPS) period from January 1, 2017 to December 31, 2017:

			Redeemable			Accumulated	Retained	Total
			Convertible	Redeemable	Additional	Other	Earnings	Company		Total
	Shares	Common	Shares	Convertible	Paid In	Comprehensive	(Accumulated	Stockholders’	Noncontrolling	Stockholders’
Predecessor (NPS)	Outstanding	Stock	Outstanding	Shares	Capital	Income (Loss)	Deficit)	Equity	Interests	Equity

Balance at January 1, 2017	342,250,000	$342,250	27,750,000	$27,750	$3,345	$(391)	$8,814	$381,768	313	382,081
Net income (loss)	-	-	-	-	-	-	30,626	30,626	(2,273)	28,353
Foreign currency translation adjustment	-	-	-	-	-	(45)	-	(45)	-	(45)
Dividends paid	-	-	-	-	-	-	(20,000)	(20,000)	-	(20,000)
Amount of Provision for Zakat	-	-	-	-	-	-	(960)	(960)	-	(960)
Balance at December 31, 2017	342,250,000	$342,250	27,750,000	$27,750	$3,345	$(436)	$18,480	$391,389	$(1,960)	$389,429

The accompanying notes are an integral part of the consolidated financial statements.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US$ thousands)

	Successor (NESR)		Predecessor (NPS)
	Period from	Period from	Period from
	January 1	June 7	January 1	Year ended
	to December 31,	to December 31,	to June 6,	December 31,
	2019	2018	2018	2017

Cash flows from operating activities:
Net income/(loss)	$39,364	$34,980	$6,736	$28,353
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	88,111	42,416	17,284	38,408
Shares issued for transaction costs	-	2,719	-	-
Stock-based compensation	5,654	1,034	-	-
(Gain) on disposal of assets	(1,659)	(986)	-	(228)
Non-cash interest expense	1,884	2,055	3,350	7,835
Deferred tax expense (benefit)	(3,935)	(2,025)	-	598
Allowance for doubtful receivables	1,771	693	2,402	334
Provision for obsolete service inventories	622	1,155	-
NPS equity stock-earn out	-	(5,723)	-	-
Other operating activities, net	90	796	1,442	-
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(39,176)	10,329	(15)	(5,000)
(Increase) in inventories	(21,312)	5,440	(2,080)	(8,118)
(Increase) in prepaid expenses	(2,573)	596	(759)	2,070
(Increase) in other current assets	585	(36,373)	(16,257)	7,480
(Increase) decrease in other long-term assets and liabilities	8,623	-	(544)	-
Increase (decrease) in accounts payable and accrued expenses	19,438	(34,943)	7,335	9,172
Increase (decrease) in other current liabilities	(8,396)	18,677	1,932	2,289
Net cash provided by operating activities	89,091	40,840	20,826	83,193

Cash flows from investing activities:
Capital expenditures	(107,938)	(23,211)	(9,861)	(48,657)
Proceeds from disposal of assets	1,625	5,309	-	282
Proceeds from the Company’s Trust account	-	231,782	-
Acquisition of business, net of cash acquired	-	(282,190)	(1,098)	(624)
Other investing activities	(1,025)	1,722	3,043	(3,043)
Net cash used in investing activities	(107,338)	(66,588)	(7,916)	(52,042)

Cash flows from financing activities:
Proceeds from long-term debt	365,000	92,490	47,063	-
Repayments of long-term debt	(285,048)	(61,606)	-	-
Proceeds from short-term borrowings	49,305	-	-	-
Repayments of short-term borrowings	(56,965)	-	-	(7,871)
Payments on capital leases	-	-	-	-
Proceeds from issuance of shares	-	48,294	-	-
Redemption of ordinary shares	-	(19,380)	-	-
Payment of deferred underwriting fees	-	(9,070)	(164)	-
Dividend paid	-	-	(48,210)	(20,000)
Other financing activities, net	(5,717)	(134)	(4,429)	(4,267)
Net cash provided by (used in) financing activities	66,575	50,594	(5,740)	(32,138)

Effect of exchange rate changes on cash	(19)	-	(16)	(45)
Net increase (decrease) in cash	48,309	24,846	7,154	(1,032)
Cash and cash equivalents, beginning of period	24,892	46	24,502	25,534
Cash and cash equivalents, end of period	73,201	24,892	31,656	24,502

Supplemental disclosure of cash flow information (also refer Note 3):
Interest paid	17,290	8,812	3,636	7,989
Income taxes paid	19,192	6,008	345	3,286

The accompanying notes are an integral part of the consolidated financial statements.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

National Energy Services Reunited Corp. (“NESR,” the “Company,” “we,” “our,” “us” or similar terms) is one of the largest oilfield services providers in the MENA region.

Formed in January 2017, NESR started as a special purpose acquisition company, SPAC, designed to invest in the oilfield services space globally. NESR filed a registration statement for its initial public offering in May 2017. In November 2017, NESR announced the acquisition of two oilfield services companies in the MENA region: NPS Holdings Limited (“NPS”) and Gulf Energy S.A.O.C. (“GES” and, together with NPS, the “Subsidiaries”). The formation of NESR as an operating entity was completed on June 7, 2018, after the transactions were approved by the SEC and NESR shareholders.

Revenues are primarily derived from helping customers unlock the full potential of their reservoirs by providing Production Services such as Cementing, Coiled Tubing, Filtration, Completions, Stimulation, Pumping and Nitrogen Services. The Company also helps its customers to access their reservoirs in a smarter and faster manner by providing Drilling and Evaluation Services such as Drilling Downhole Tools, Directional Drilling, Fishing Tools, Testing Services, Wireline, Slickline, Fluids and Rig Services. The Company has significant operations throughout the MENA region including Saudi Arabia, Oman, Qatar, Iraq, Algeria, and Kuwait.

2. BASIS OF PRESENTATION

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). All amounts are shown in U.S. dollars, except as noted.

On June 6, 2018, NESR acquired all of the issued and outstanding equity interests of the Subsidiaries (collectively, the “Business Combination”). The Business Combination was accounted for under Accounting Standards Codification (“ASC”) Topic 805, Business Combination. Pursuant to ASC 805, NESR was determined to be the accounting acquirer based on evaluation of the facts and circumstances including:

●	The transfer of cash by NESR;

●	NESR’s executive management comprise the C-Suite of the combined company;

●	NESR’s right to designate members of the board; and

●	NESR initiated the Business Combination.

As a result of the Business Combination, NPS and GES were acquirees and NPS was determined to be the accounting “Predecessor”. NPS was determined to be the accounting “Predecessor” as the Company expects to use the NPS platform to grow the business as it operates throughout the Middle East and Africa whereas GES is concentrated in Oman. Further, the market size of countries where NPS is operating is much larger than that of GES and the valuation and price paid for NPS was higher than that of GES. The Company’s financial statement presentation distinguishes a Predecessor for periods prior to the Closing Date. NESR is the “Successor” for periods after the Closing Date, which includes the consolidated financial results of both NPS and GES. The transactions were accounted for as a business combination using the acquisition method of accounting, and the Successor financial statements reflect a new basis of accounting for both NPS and GES that is based on the fair value of assets acquired and liabilities assumed. See Note 4, Business Combination, for further discussion on the Business Combination. As a result of the application of the acquisition method of accounting as of the Closing Date, the financial statements for the predecessor periods and for the successor period are presented on a different basis of accounting and are, therefore, not comparable. The historical information of NESR prior to the Business Combination has not been reflected in the Company’s financial statements prior to June 7, 2018, as it was not deemed the Predecessor. Statement of operations activity of NESR, being nominal in nature, prior to the closing of the Business Combination were recorded in the opening retained earnings as of June 7, 2018 and not presented separately.

In the accompanying consolidated financial statements, the successor periods are from June 7, 2018 to December 31, 2018 (“2018 Successor Period”) and January 1, 2019 to December 31, 2019 (“2019 Successor Period”), and the predecessor periods are from January 1, 2017 to December 31, 2017 (“2017 Predecessor Period”) and January 1, 2018 to June 6, 2018 (“2018 Predecessor Period”).

Emerging growth company

The Company is an “emerging growth company,” as defined in Section 2(a) of the U.S. Securities Act of 1933 as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s significant estimates include estimates made towards purchase price allocation for the acquisition of NPS and GES, allowance for doubtful accounts, impairment of property, plant and equipment, goodwill and intangible assets, estimated useful life of property plant and equipment and intangible assets, provision for inventories obsolescence, recoverability of unbilled revenue, provision for unrecognized tax benefits, recoverability of deferred taxes and contingencies and actuarial assumptions in employee benefit plans.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from the estimates.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The Company consolidates entities in which the Company has a majority voting interest and entities that meet the criteria for variable interest entities for which the Company is deemed to be the primary beneficiary for accounting purposes. The Company eliminates intercompany transactions and accounts in consolidation. The Company applies the equity method of accounting for an investment in an entity if it has the ability to exercise significant influence over the entity that (a) does not meet the variable interest entity criteria or (b) meets the variable interest entity criteria, but for which the Company is not deemed to be the primary beneficiary. The Company applies the cost method of accounting for an investment in an entity if it does not have the ability to exercise significant influence over the unconsolidated entity. The Company separately presents within equity on the consolidated balance sheets the ownership interests attributable to parties with non-controlling interests in the Company’s consolidated subsidiaries, and separately presents net income attributable to such parties on the consolidated statements of operations.

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.

Supplemental cash flow information

Non-cash transactions were as follows for the 2019 Successor period:

●

Purchases of property, plant, and equipment in accounts payable, accrued expenses and short-term borrowings at December 31, 2019 of $21.7 million, $3.0 million, and $29.3 million, respectively, are not included under “Capital expenditures” within the consolidated statement of cash flows.

●	Non-cash additions to capital lease obligations of $33.7 million.
●	Purchases of property, plant, and equipment using seller-provided installment financing of $3.0 million included in Other current liabilities and $3.0 million in Other liabilities.

Non-cash transactions were as follows for the 2018 Successor period:

●	In connection the Business Combination in 2018, the Company issued ordinary shares valued at $544.4 million.
●	In connection with the Hana Loan, which is described in Note 10, Debt, the Company paid a $0.6 million origination fee using ordinary shares. Additionally, in conjunction with the Hana Loan, as described in Note 15, Equity, the Company reimbursed Hana Investments for transaction fees and expenses in the amount of $2.1 million through the issuance of ordinary shares.
●	Purchases of property, plant, and equipment in accounts payable and short-term debt at December 31, 2018 of $20.8 million and $14.7 million, respectively, are not included under “Capital expenditures” within the consolidated statement of cash flows.

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

The Company applies a recognition and measurement threshold for evaluating tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position, based solely on the technical merits, must be more-likely-than-not to be sustained upon examination by taxing authorities. Recognized tax positions are measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. The Subsidiaries operate in multiple tax jurisdictions in the Middle East, North Africa and Asia. The Company has provided for income taxes based on enacted tax laws and tax rates in effect in the countries where the Company operates and earns income. The income taxes in these jurisdictions vary substantially. The Company engages in transactions in which the tax consequences may be subject to uncertainty and examination by the varying taxing authorities. Significant judgment is required by the Company’s management in assessing and estimating the tax consequences of these transactions. While the Company prepares tax returns based on interpretations of tax laws and regulations, in the normal course of business the tax returns may be subject to examination by the various taxing authorities. Such examinations may result in future assessments of additional tax, interest and penalties. NESR classifies interest and penalties relating to an underpayment of income taxes within income tax expense in the Consolidated Statement of Operations. Considerable judgment is involved in determining which tax positions are more likely than not to be sustained.

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

Property, plant and equipment

Property, plant and equipment, inclusive of equipment under capital lease, is stated at cost less accumulated depreciation. The cost of ordinary maintenance and repair is charged to operating expense, while replacement of critical components and major improvements that extend the life of the related asset are capitalized. Capital work in progress mainly represents costs incurred on drilling rigs and equipment that are in transit at the reporting date. No depreciation is charged to capital work in progress. Depreciation of property, plant and equipment is calculated using the straight-line method over the asset’s estimated useful life as follows:

Buildings and leasehold improvements	5 to 25 years or the estimated lease period, whichever is shorter
Drilling rigs, plant and equipment	3 to 15 years
Furniture and fixtures	5 years
Office equipment and tools	3 to 6 years
Vehicles and cranes	5 to 8 years

Equipment held under capital leases are generally amortized on a straight-line basis over the shorter of the estimated useful life of the underlying asset and the term of the lease.

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

Leases

The Company leases certain facilities and equipment used in its operations. The Company evaluates and classifies its leases as operating or capital leases for financial reporting purposes. Assets held under capital leases are included in property, plant and equipment, net, on the consolidated balance sheets. Operating lease expense is recorded on a straight-line basis over the lease term in the consolidated statements of operation.

Goodwill

Goodwill is the excess cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination.

Goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require. The Company’s next annual test will occur on October 1, 2020. The Company performs a qualitative assessment to determine whether it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount. If the Company determines, as a result of its qualitative assessment, that it is not more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, no further testing is required. If the Company determines, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, a goodwill impairment assessment is performed using a two-step, fair-value based test. Under the first step, goodwill is reviewed for impairment by comparing the carrying value of the reporting unit’s net assets (including allocated goodwill) to the fair value of the reporting unit. The fair value of the reporting units is determined using a discounted cash flow approach. Determining the fair value of a reporting unit requires judgment and the use of significant estimates and assumptions. Such estimates and assumptions include revenue growth rates, discount rates, operating margins, weighted average costs of capital, market share and future market conditions, among others. If the reporting unit’s carrying value is greater than its fair value, a second step is performed whereby the implied fair value of goodwill is estimated by allocating the fair value of the reporting unit in a hypothetical purchase price allocation analysis. If the amount of goodwill resulting from this hypothetical purchase price allocation is less than the carrying value of the reporting unit’s goodwill, the recorded carrying value of goodwill is written down to the implied fair value. The Company has not recorded any impairment charge for goodwill in the accompanying consolidated statement of operations for any of the periods presented.

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

Employee benefits

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

Revenue recognition

Effective December 31, 2019, the Company adopted ASU 2014-09, Revenue from Contracts with Customers (“Topic 606”). The Company adopted this ASU using the modified retrospective adoption method. There was no impact on the consolidated financial statements, no cumulative effect adjustment was recognized, and no contract assets or liabilities were recorded.

The Company recognizes revenue from contracts with customers upon transfer of control of promised services to customers at an amount that reflects the consideration it expects to receive in exchange of services. We typically receive “callouts” from our customers for specific services at specific customer locations, typically initiated by the receipt of a purchase/service order or similar document from the customer. Customer callouts request that the Company provide a “suite of services” to fulfill the service order, encompassing personnel, use of Company equipment, and supplies required to perform the work. Rates for these services are defined in the Company’s contracts with customers. The term between invoicing and when the payment is due is typically 30-60 days.

Revenue is recognized for each performance obligation when the customer obtains control of the service the Company is providing. For most services, control is obtained over time as (1) the customer simultaneously receives and consumes the benefits provided by the Company’s performance as Company employees perform and (2) the Company’s performance creates or enhances an asset that the customer controls. Revenue is recorded based on daily drilling logs, recognized at the standalone selling price of the services provided as reduced proportionately for management’s estimate of volume or early pay discount where applicable.

Costs of obtaining a customer contract that are incremental and expected to be recovered are recognized as an asset. Costs are subsequently amortized over the term of the contract or less if circumstances indicate that a shorter deferral period better matches these costs with the revenue they generate.

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

Stock-based compensation arrangements

The Company provides stock-based compensation in the form of restricted stock awards to members of its Board of Directors and employees. Awards are issued pursuant to the terms of the Company’s 2018 Long Term Incentive Plan (“LTIP”) and valued at their grant date fair value. Such awards qualify as participating securities as they have the right to participate in dividends issued on the Company’s ordinary shares, if any. Grants to members of the Company’s Board of Directors are time-based and vest ratably over a 1-year period. Grants to Company employees are time-based and vest ratably over a 3-year period.

Functional and presentation currency

These consolidated financial statements are presented in U.S. Dollars (“USD”), which is the functional and reporting currency of the Company. The majority of the Company’s sales are denominated in USD. Each subsidiary of NESR determines its own functional currency and items included in the financial statements of each subsidiary are measured using that functional currency. All financial information presented in USD is rounded to the nearest thousand, unless otherwise indicated.

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

Recently issued accounting standards not yet adopted

The Securities and Exchange Commission permits qualifying Emerging Growth Companies (“EGC”) to defer the adoption of accounting standards updates until the time when a private company would adopt. The Company continues to qualify as an EGC as of December 31, 2019.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, “Leases,” a new standard on accounting for leases. This update increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. In November 2019, the FASB issued ASU No. 2019-10, “Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates.” ASU No. 2019-10 deferred the Company’s adoption of ASU 2016-02, as amended, to fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company is currently evaluating the provisions of ASU 2016-02 and related interpretive amendments (ASU 2018-01, “Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842,” ASU 2018-10, “Codification Improvements to Topic 842, Leases,” ASU 2018-11, “Leases (Topic 842): Targeted Improvements,” ASU 2018-20, “Leases (Topic 842): Narrow-Scope Improvements for Lessors,” and ASU 2019-01, “Leases (Topic 842): Codification Improvements,” inclusive) and assessing the impact, if any, on its consolidated financial statements and related disclosures.

In February 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment,” to simplify how all entities assess goodwill for impairment by eliminating Step 2 from the goodwill impairment test. As amended, the goodwill impairment test will consist of one step comparing the fair value of a reporting unit with its carrying amount. An entity should recognize a goodwill impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The ASU is effective for the Company’s annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2021. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

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

On December 18, 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes,” which modifies ASC 740 to simplify the accounting for income taxes. The ASU’s amendments are based on changes that were suggested by stakeholders as part of the FASB’s simplification initiative (i.e., the Board’s effort to reduce the complexity of accounting standards while maintaining or enhancing the helpfulness of information provided to financial statement users). The guidance is effective for fiscal years beginning after December 15, 2021, and for interim periods beginning after December 15, 2022. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

All other new accounting pronouncements that have been issued but not yet effective are currently being evaluated and at this time are not expected to have a material impact on our financial position or results of operations.

4. BUSINESS COMBINATION

On June 6, 2018, NESR consummated the Business Combination and related financing transactions, acquiring all of the issued and outstanding equity interests of NPS and GES.

Accounting treatment

The Business Combination is accounted for under ASC 805. Pursuant to ASC 805, NESR has been determined to be the accounting acquirer. Refer to Note 2, Basis of Presentation, for more information. NPS and GES both constitute businesses, with inputs, processes, and outputs. Accordingly, the acquisition of NPS and GES both constitute the acquisition of a business for purposes of ASC 805 and due to the change in control of each of NPS and GES was accounted for using the acquisition method. NESR recorded the fair value of assets acquired and liabilities assumed from NPS and GES.

The following table summarizes the final allocation of the purchase price (in thousands):

Allocation of consideration

	NPS	GES
	(In thousands)
Cash and cash equivalents	$31,656	$5,206
Accounts receivable	55,392	18,013
Unbilled revenue	41,378	45,343
Inventories	33,652	31,092
Current assets	19,463	8,719
Property, plant and equipment	216,094	91,444
Intangible assets	94,000	53,000
Deferred tax assets	-	554
Other assets	7,457	1,254
Total identifiable assets acquired	499,092	254,625

Accounts payable	26,457	31,113
Accrued expenses	28,685	25,388
Current portion of loans and borrowings	-	16,368
Short-term borrowings	55,836	9,000
Current liabilities	3,665	15,449
Loans and borrowings	149,399	25,098
Deferred tax liabilities	24,098	8,053
Other liabilities	22,363	9,910
Non-controlling interest	(2,841)	837
Net identifiable liabilities acquired	307,662	141,216
Total fair value of net assets acquired	191,430	113,409
Goodwill	399,325	175,439
Total gross consideration	$590,755	$288,848

During the quarter ended June 30, 2019, the Company finalized its valuation of certain identifiable assets and liabilities. These measurement period changes resulted in an increase of $3.2 million to goodwill in the 2019 Successor Period as compared to the amounts recorded as of December 31, 2018. For NPS, current liabilities increased by $3.2 million in the 2019 Successor Period due to income tax return-to-accrual adjustments that resulted from the filing of the 2018 income tax returns. For GES, other liabilities increased by $1.1 million due to an additional provision for unrecognized tax benefits.

The impact of these adjustments on the 2019 Successor Period was not material to the consolidated financial statements.

Intangible assets were identified that met either the separability criterion or the contractual-legal criterion described in ASC 805. The final allocation to intangible assets is as follows (in thousands):

Intangible assets

	Fair Value
	NPS	GES	Total	Useful Life
	(In thousands)
Customer contracts	$77,000	$44,500	$121,500	10 years
Trademarks and trade names	17,000	8,500	25,500	8 years
Total intangible assets	$94,000	$53,000	$147,000

Goodwill

$574.8 million has been allocated to goodwill as of December 31, 2019. Goodwill represents the excess of the gross consideration transferred over the fair value of the underlying net tangible and identifiable definite-lived intangible assets acquired. The goodwill is not amortizable for income tax purposes. Qualitative factors that contribute to the recognition of goodwill include certain intangible assets that are not recognized as separate identifiable intangible assets apart from goodwill. Intangible assets not recognized apart from goodwill consist primarily of the strong market positions and the assembled workforces at the Subsidiaries.

In accordance with FASB ASC Topic 350, “Goodwill and Other Intangible Assets,” goodwill will not be amortized, but instead will be tested for impairment at least annually or more frequently if certain indicators are present. In the event management determines that the value of goodwill has become impaired, an accounting charge for the amount of impairment during the period in which the determination is made may be recognized.

Unaudited pro forma information

The following table summarizes the supplemental consolidated results of the Company on an unaudited pro forma basis, as if the Business Combination had been consummated on January 1, 2017 (in thousands):

	Period from January 1	Period from January 1
	to December 31,	to December 31,
	2018	2017
Revenues	$552,520	$457,888
Net income	$52,667	$36,418

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

5. REVENUE

Disaggregation of revenue

There is significant homogeneity amongst the Company’s revenue-generating activities. In all service lines, the Company provides a “suite of services” to fulfill a customer purchase/service order, encompassing personnel, use of Company equipment, and supplies required to perform the work. 99% of the Company’s revenue is from the MENA region with the majority sourced from governmental customers, predominantly in Oman and Saudi Arabia. Information regularly reviewed by the chief operating decision maker for evaluating the financial performance of operating segments is focused on the timing of when the services are performed during a well’s lifecycle. Production Services are services performed during the production stage of a well’s lifecycle. Drilling and Evaluation Services are services performed during the pre-production stages of a well’s lifecycle.

Based on these considerations, the following table provides disaggregated revenue data by the phase in a well’s lifecycle during which revenue has been recorded (in thousands):

	Successor (NESR)		Predecessor (NPS)
	Period from	Period from	Period from
	January 1	June 7	January 1	Year ended
	to December 31,	to December 31,	to June 6,	December 31,
	2019	2018	2018	2017
Revenue by Phase in Well’s Lifecycle:
Production Services	$405,654	$215,791	$112,295	$228,763
Drilling and Evaluation Services	252,731	132,799	24,732	42,561
Total revenue by phase in well’s life cycle	$658,385	$348,590	$137,027	$271,324

6. ACCOUNTS RECEIVABLE

The following table summarizes the accounts receivables for the periods as set forth below (in thousands):

	December 31,	December 31,
	2019	2018
Trade receivables	$100,642	$63,329
Less: allowance for doubtful accounts	(1,843)	(693)
Total	$98,799	$62,636

Trade receivables relate to the sale of services, for which credit is extended based on the Company’s evaluation of the customer’s credit-worthiness. The gross contractual amounts of trade receivables at December 31, 2019 and December 31, 2018 were $100.6 million and $63.3 million, respectively. Movement in the allowance for doubtful accounts is as follows (in thousands):

	Period from January 1, 2019	Period from June 7, 2018	Period from January 1, 2018	Period from January 1, 2017
	to December 31, 2019	to December 31, 2018	to June 6, 2018	to December 31, 2017
	Successor (NESR)		Predecessor (NPS)
Allowance for doubtful accounts at beginning of period	(693)	-	(4,106)	(3,772)
Add: additional allowance for the year	(1,771)	(693)	-	(1,605)
Less: bad debt expense	621	-	-	1,271
Allowance for doubtful accounts at end of period	(1,843)	(693)	(4,106)	(4,106)

7. SERVICE INVENTORIES

The following table summarizes the service inventories for the periods as set forth below (in thousands):

	December 31,	December 31,
	2019	2018

Spare parts	$39,428	$29,928
Chemicals	22,852	14,803
Raw materials	2,441	200
Consumables	15,897	14,375
Total	80,618	59,306
Less: allowance for obsolete and slow-moving inventories	(1,777)	(1,155)
Total	$78,841	$58,151

8. PROPERTY, PLANT, & EQUIPMENT

Property, plant and equipment, net of accumulated depreciation, of the Company consists of the following as of the period end dates set forth below (in thousands):

	Estimated Useful Lives (in years)	December 31, 2019	December 31, 2018
Buildings and leasehold improvements	5 to 25	$36,853	$21,572
Drilling rigs, plant and equipment	3 to 15	411,984	278,249
Furniture and fixtures	5	3,720	1,348
Office equipment and tools	3 to 6	35,991	31,568
Vehicles and cranes	5 to 8	12,292	4,179
Less: Accumulated depreciation		(104,689)	(32,522)
Land		5,104	5,104
Capital work in progress		18,052	19,229
Total		$419,307	$328,727

The Drilling rigs, plant and equipment balance as of December 31, 2019 included $29.5 million of hydraulic fracturing equipment under capital lease. Accumulated depreciation for the hydraulic fracturing equipment under capital leases was $5.2 million as of December 31, 2019.

The Company recorded depreciation expense of $72.2 million, $33.0 million, $17.3 million and $37.8 million, in the 2019 Successor Period, 2018 Successor Period, 2018 Predecessor Period, and 2017 Predecessor Period, respectively, in the Consolidated Statement of Operations.

9. GOODWILL AND INTANGIBLE ASSETS

Goodwill

Changes in the carrying amount of goodwill of the Company between December 31, 2018 and December 31, 2019 are as follows (in thousands):

	Production Services	Drilling and Evaluation Services	Goodwill
Balance as of December 31, 2018	$416,494	154,046	570,540
Measurement period adjustments	3,152	1,072	4,224
Balance as of December 31, 2019	$419,646	155,118	574,764

Intangible assets subject to amortization, net

The following is the weighted average amortization period for intangible assets of the Company subject to amortization (in years):

Amortization
Customer contracts	10
Trademarks and trade names	8
Total intangible assets	9.6

The details of the Company’s intangible assets subject to amortization are set forth below (in thousands):

	December 31, 2019			December 31, 2018
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount

Customer contracts	$121,500	$(19,239)	$102,261	$121,500	$(7,088)	$114,412
Trademarks and trade names	25,500	(5,047)	20,453	25,500	(1,860)	23,640
Total intangible assets	$147,000	$(24,286)	$122,714	$147,000	$(8,948)	$138,052

The aggregate amortization expense for each of the five years subsequent to December 31, 2019 is $15.3 million.

10. DEBT

Long-term debt

The Company’s long-term debt obligations consist of the following (in thousands):

	December 31, 2019	December 31, 2018

Secured Term Loan	$300,000	$-
Secured Revolving Credit Facility	50,000	-
Murabaha credit facility	-	150,000
APICORP bilateral term facility	-	46,875
SABB bilateral term facility	-	43,333
Term loan Ahli Bank	-	2,382
NBO loan $60,000	-	23,333
NBO loan $20,000	-	4,899
Less: unamortized debt issuance costs	(4,436)	(557)
Total loans and borrowings	345,564	270,265
Less: current portion of long-term debt	(15,000)	(45,093)
Long-term debt, net of unamortized debt issuance costs and excluding current installments	$330,564	$225,172

Secured Facilities Agreement

On May 5, 2019, the Company entered into a $450.0 million term loan, revolving credit, and working capital facilities agreement (the “Secured Facilities Agreement”) with Arab Petroleum Investments Corporation (“APICORP”) – Bahrain Banking Branch, HSBC Bank Middle East Limited (“HSBC”), Mashreqbank PSC and Saudi British Bank acting as initial mandated lead arrangers and bookrunners, Mashreqbank PSC acting as global agent, APICORP and Mashreqbank PSC acting as security agents, NPS Bahrain for Oil & Gas Wells Services WLL (“NPS Bahrain”) and its Kuwait branch, Gulf Energy SAOC and National Petroleum Technology Company as borrowers, and HSBC, Mashreqbank PSC, APICORP and Saudi British Bank, as the “Lenders.” Upon consummation of this transaction, with the exception of a $30.4 million working capital facility with HSBC, described below, the Company settled all of its existing debt obligations as of May 5, 2019 and wrote-off remaining unamortized debt issuance costs of $0.8 million as of that date.

On May 23, 2019 and June 20, 2019, the Company entered into $35.0 million and $40.0 million Incremental Facilities Agreements, respectively, increasing the size of the Secured Facilities Agreement to $485.0 million and $525.0 million, respectively.

The $525.0 million Secured Facilities Agreement consists of a $300.0 million term loan due 2025 (the “Term Loan” or “Secured Term Loan”), a $65.0 million revolving credit facility due 2023 (“RCF” or “Secured Revolving Credit Facility”), and a $160.0 million working capital facility. Borrowings under the Term Loan and RCF incur interest at the rate of three-month LIBOR plus 2.4% to 2.7% per annum, varying based on the Company’s Net Debt / EBITDA ratio as defined in the agreement. As of December 31, 2019, this results in an interest rate of 4.3%. The Company has drawn $300.0 million of the Term Loan and $50.0 million of the RCF as of December 31, 2019.

The RCF was obtained for general corporate and working capital purposes including capital expenditure related requirements and acquisitions (including transaction related expenses). The RCF requires the payment of a commitment fee each quarter. The commitment fee is computed at the rate of 0.60% per annum based on the average daily amount by which the borrowing base exceeds the outstanding borrowings during each quarter. Under the terms of the RCF, the final settlement is due by May 6, 2023. The Company is required to repay the amount of any principal balance outstanding together with any unpaid accumulated interest at three-month LIBOR plus 2.4% to 2.7% per annum, varying based on the Company’s Net Debt / EBITDA ratio as defined in the agreement. The Company is permitted to make any prepayment under this RCF in multiples of $5.0 million during this 4-year period up to May 6, 2023. Any unutilized balances from the RCF can be drawn down again during the 4-year tenure at the same terms. As of December 31, 2019, the Company has $15.0 million available to be drawn under the RCF.

The Secured Facilities Agreement also includes a working capital facility of $160.0 million for issuance of letters of guarantee and letters of credit and refinancing letters of credit over a period of one year, which carries an interest rate equal to three-month U.S. Dollar LIBOR for the applicable interest period, plus a margin of 1.00% to 1.25% per annum. As of December 31, 2019, the Company had utilized $134.2 million under this working capital facility and the balance of $25.8 million was available to the Company.

The Company has also retained legacy bilateral working capital facilities from HSBC totaling $30.4 million in Qatar ($16.4 million), in UAE ($13.9 million) and Kuwait ($0.1 million). As of December 31, 2019, the Company had utilized $24.1 million under this working capital facility and the balance of $6.3 million was available to the Company.

Utilization of the working capital facilities under both the legacy arrangement and Secured Facilities Agreement comprises letters of credit issued to vendors, guarantees issued to customers, vendors, and others, and short-term borrowings used to settle letters of credit. Once a letter of credit is presented for payment by the vendor, the Company at its election can settle the letter of credit from available cash or leverage short-term borrowings that will be repaid quarterly over a one-year period. Until a letter of credit is presented for payment by the vendor, it is disclosed as an off-balance sheet obligation. For additional discussion of outstanding letters of credit and guarantees, see Note 14, Commitments and Contingencies.

The Secured Facilities Agreement includes covenants that specify maximum leverage (Net Debt / EBITDA) up to 3.50, minimum debt service coverage ratio (Cash Flow / Debt Service) of at least 1.25, and interest coverage (EBITDA / Interest) of at least 4.00. The Company is in compliance with all financial covenants as of December 31, 2019.

Short-term debt

The Company’s short-term debt obligations consist of the following (in thousands):

	December 31, 2019	December 31, 2018

Modified Hana Loan	$-	$10,000
Other short-term borrowings	37,963	21,817
Short-term debt, excluding current installments of long-term debt	$37,963	$31,817

Short-term borrowings primarily consist of financing for capital equipment and inventory purchases.

Hana Loan and Modified Hana Loan agreements

In connection with the Business Combination, on June 5, 2018, NESR entered into a loan agreement with Hana Investments pursuant to which NESR borrowed $50.0 million on an unsecured basis (the “Hana Loan”). The Hana Loan had a scheduled maturity date of December 17, 2018 and was interest bearing, accruing interest at the greater of (i) an amount equal to $4.0 million or prorated if the loan was prepaid; and (ii) at a rate per annum equal to one-month Intercontinental Exchange LIBOR, adjusted monthly on the first day of each calendar month, plus a margin of 2.25% payable on maturity or prepaid. The interest was payable in NESR ordinary shares or cash at the election of the lender. The loan was subject to an origination fee of $0.6 million payable in NESR ordinary shares at $11.244 per share, which resulted in the issuance of 53,362 shares at closing of the Business Combination.

During 2018, the Company paid $44 million for both principal and interest in cash on the Hana Loan and entered into an extension (the “Modified Hana Loan”) for the $10 million balance of the loan which was fully repaid with cash during January 2019. The terms and conditions contained in the Hana Loan remained unchanged in the Modified Hana Loan.

Other debt information

Scheduled principal payments of long-term debt for periods subsequent to December 31, 2019 are as follows (in thousands):

2020	$15,000
2021	37,500
2022	45,000
2023	95,000
2024	45,000
2025	112,500
Thereafter	-
Total	$350,000

11. FAIR VALUE ACCOUNTING

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, unbilled revenue, accounts payable, loans and borrowings and capital lease obligations. The fair value of the Company’s financial instruments approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature. The fair value of the Company’s long-term borrowings also approximates the carrying amounts as these loans are carrying interest at the market rate.

12. EMPLOYEE BENEFITS

Defined benefit plans

The following tables set out the funded status of the end-of-service indemnities employees receive under one of the five benefit structures the Company and its subsidiaries offer to its employees and the amounts recognized in the Company’s financial statements as of December 31, 2019 and 2018 (in thousands).

	December 31, 2019	December 31, 2018
Change in benefit obligations
Benefit obligations at the beginning of the year	$16,122	$15,062
Actuarial (gain) / loss	2,031	1,273
Service cost	2,680	2,250
Interest cost	655	444
Benefits paid	(2,168)	(2,491)
Other	-	(416)
Benefit obligations at the end of the year	19,320	16,122
Current benefit obligation	2,575	2,620
Non-current benefit obligation	16,745	13,502
Benefit obligation at the end of the year	19,320	16,122
Change in plan assets
Fair value of plan assets at the beginning of the year	-	-
Employer contributions	2,168	2,491
Benefits paid	(2,168)	(2,491)
Plan assets at the end of the year	-	-
Unfunded status	$19,320	$16,122

Net cost for the 2019 Successor Period, 2018 Successor Period, 2018 Predecessor Period, and 2017 Predecessor Period comprises the following components (in thousands):

	(NESR - Successor)		(NPS - Predecessor)
	Year ended December 31, 2019	Period from June 7 to December 31, 2018	Period from January 1 to June 6, 2018	Year ended December 31, 2017

Service cost	$2,680	$1,412	$866	$1,964
Interest cost	655	282	168	403
Actuarial (gain)/loss	2,031	896	375	811
Other	-	(416)	-	-
Net cost	$5,366	$2,174	$1,409	$3,178

The weighted-average assumptions used to determine benefit obligations as of December 31, 2019 and 2018 are set out below:

	December 31, 2019	December 31, 2018
Discount rate	2.75%	3.75%
Rate of increase in compensation levels:	3.00%	3.00%

The discount rate has been selected by the Company in consultation with its third-party actuarial valuation specialist. The primary reference point in identifying the rate was the yield on high-quality U.S. corporate bonds per the FTSE Above Median Double-A Curve (as of December 31, 2019) of duration broadly consistent with the benefit obligations. The rate has been rounded to the nearest 0.25%. The selection of the rate is consistent with the year-ended December 31, 2018.

The weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31, 2019 and 2018 are set out below:

	December 31, 2019	December 31, 2018
Discount rate	3.75%	3.00%
Rate of increase in compensation levels:	3.00%	2.73%

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards.

The Company has no regulatory requirement to fund these benefits in advance and intends to pay benefits directly as they fall due. As of December 31, 2019, the Company has no plan assets to invest.

Accumulated benefit obligation was $16.1 million and $13.2 million as of December 31, 2019 and 2018, respectively.

The following reflect expected future benefit payments (in thousands):

Year ending December 31,
2020	$3,234
2021	$3,417
2022	$3,170
2023	$2,946
2024	$2,993
Thereafter	$13,658

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligations as of December 31, 2019.

Defined contribution plans

The Company also provides a defined contribution retirement plan and occupational hazard insurance for Omani employees. Contributions to a defined contribution retirement plan and occupational hazard insurance for Omani employees in accordance with the Omani Social Insurances Law are recognized as an expense in the consolidated statement of operations as incurred. Total contributions for the 2019 Successor Period and 2018 Successor Period were $3.1 million and $1.8 million, respectively.

13. SHARE-BASED COMPENSATION

On May 18, 2018, the NESR shareholders approved the 2018 Long Term Incentive Plan (the “LTIP”), effective upon the closing of the Business Combination. The board of directors previously approved the LTIP on February 9, 2018, including the performance criteria upon which performance goals may be based. A total of 5,000,000 ordinary shares are reserved for issuance under the LTIP. Grants to members of the Company’s Board of Directors are time-based and vest ratably over a 1-year period. Grants to the Company employees are time-based and vest ratably over a 3-year period.

The purpose of the LTIP is to enhance NESR’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions to NESR by providing these individuals with equity ownership opportunities. The Company intends to use time-based restricted stock unit awards to reward long-term performance of the executive officers. The Company believes that providing a meaningful portion of the total compensation package in the form of share-based awards will align the incentives of its executive officers with the interests of its shareholders and serve to motivate and retain the individual executive officers.

The following tables set forth the LTIP activity for the periods indicated (in thousands, except share and per share amounts):

	Number of Restricted Shares	Weighted Average Grant Date Fair Value per Share
Unvested at December 31, 2018 (NESR - Successor)	725,200	$10.94
Granted	1,184,000	$9.86
Vested and issued	(290,510)	$10.27
Forfeited	(116,000)	$10.59
Unvested at December 31, 2019 (NESR - Successor)	1,502,690	$10.25

	Number of Restricted Shares	Weighted Average Grant Date Fair Value per Share
Unvested at June 7, 2018 (NESR - Successor)	-	$-
Granted	725,200	$10.94
Vested and issued	-	$-
Forfeited	-	$-
Unvested at December 31, 2018 (NESR - Successor)	725,200	$10.94

At December 31, 2019 and 2018, we had unrecognized compensation expense of $11.7 million and $6.9 million, respectively, related to unvested LTIP to be recognized on a straight-line basis over a weighted average remaining period of 2.0 years and 2.53 years, respectively. Stock-based compensation has been recorded in the Consolidated Statement of Operations as follows (in thousands):

	Cost of services	Selling, general and administrative expense	Total
2019 Successor Period	$2,392	$3,262	$5,654
2018 Successor Period	517	517	1,034

There is no income tax impact of the stock-based compensation recorded by the Company.

14. COMMITMENTS AND CONTINGENCIES

Capital expenditure commitments

The Company was committed to incur capital expenditures of $22.1 and $25.9 million at December 31, 2019 and 2018, respectively. Commitments outstanding as of December 31, 2019 are expected to be settled during 2020.

Capital lease commitments

The Company leases certain hydraulic fracturing equipment under one capital lease that expires in 2021. The lease has a term of 24 months and the imputed interest rate for the lease is 6.5% per annum. The total remaining principal balance outstanding on this lease is $33.7 million as of December 31, 2019 with $20.5 million classified as a short-term obligation within Other current liabilities account and $13.1 million classified as a long-term obligation within Other liabilities account. Total interest expense incurred on this lease was $0.6 million for the year ended December 31, 2019. Depreciation of assets held under this capital lease is included within depreciation expense. See Note 8, Property, Plant, and Equipment, for further details.

Future minimum lease commitments under non-cancellable capital leases with initial or remaining terms of one year or more at December 31, 2019, are payable as follows (in thousands):

	Future Minimum Lease Payments	Future Interest Payments	Total Payments
2020	$22,930	$1,070	$24,000
2021	10,743	1,257	12,000
2022	-	-	-
2023	-	-	-
2024	-	-	-
2025	-	-	-
Thereafter	-	-	-
Total	$33,673	$2,327	$36,000

Operating lease commitments

Future minimum lease commitments under non-cancellable operating leases with initial or remaining terms of one year or more at December 31, 2019, are payable as follows (in thousands):

2020	$23,201
2021	18,560
2022	2,780
2023	2,291
2024	2,292
2025	2,296
Thereafter	1,629
Total	$53,049

The Company recorded rental expense of $114.9 million, $57.8 million, $19.5 million, and $36.9 million during the 2019 Successor Period, 2018 Successor Period, 2018 Predecessor Period, and 2017 Predecessor Period, respectively, in the consolidated statement of operations.

Other commitments

The Company purchased property, plant, and equipment using seller-provided installment financing during the fourth quarter of 2019. The amounts due to the vendor include $3.0 million presented in Other current liabilities and $3.0 million in Other liabilities as of December 31, 2019.

The Company has outstanding letters of credit amounting to $21.2 million and $10.3 million as of December 31, 2019 and 2018, respectively.

In the normal course of business with customers, vendors and others, we have entered into off-balance sheet arrangements, such as surety bonds for performance, and other bank issued guarantees, including cash margin guarantees, which totaled $99.1 million and $41.4 million as of December 31, 2019 and 2018, respectively. We have also entered into cash margin guarantees totaling $5.8 million at December 31, 2019. A liability is accrued when a loss is both probable and can be reasonably estimated. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on the Company’s consolidated financial statements.

As of December 31, 2019, and 2018, the Company had a liability of $6.7 million and $6.7 million, respectively, on the consolidated balance sheet included in the line item “Other liabilities” reflecting various liabilities associated with the 2014 acquisition of NPS Bahrain.

Registration rights

The Company is a party to various registration rights agreements with holders of its securities. These registration rights agreements provide certain holders with demand and “piggyback” registration rights, and holders have other rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The registration rights are subject to various limitations. The Company generally bears the expenses incurred in connection with the filing of any such registration statements. On July 16, 2018, the Company filed a registration statement on Form F-3 pursuant to certain registration rights agreements, which was declared effective on August 22, 2018. On February 22, 2019, the Company filed another registration statement on Form F-3 pursuant to certain registration rights agreements, which was declared effective on March 4, 2019.

Legal proceedings

The Company is involved in certain legal proceedings which arise in the ordinary course of business and the outcomes of which are currently subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss are difficult to ascertain. Consequently, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of these disputes. The Company is contesting these claims/disputes and the Company’s management currently believes that provision against these potential claims is not required as the ultimate outcome of these disputes would not have a material impact on the Company’s business, financial condition or results of operations.

15. EQUITY

The Company is authorized to issue an unlimited number of ordinary shares, no par value, and preferred shares, no par value. The Company’s ordinary shares are entitled to one vote for each share. As of December 31, 2019, there were 87,187,289 ordinary shares outstanding, 22,921,700 public warrants and 12,618,680 private warrants. Each warrant entitles the registered holder to purchase one-half of one ordinary share at a price of $5.75 per half share at any time commencing on July 6, 2018 (30 days after the completion of the Business Combination). The warrants must be exercised for whole ordinary shares. The warrants expire on June 6, 2023 (five years after the completion of the Business Combination). The private warrants are identical to the public warrants except that such warrants are exercisable for cash (even if a registration statement covering the ordinary shares issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option, and will not be redeemable so long as they are still held by the initial purchasers or their affiliates. No public warrants are exercisable for cash unless there is an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares.

The Company is authorized to issue an unlimited number of preferred shares divided into five classes with designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. As of December 31, 2019, there were no preferred shares issued or outstanding.

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

16. EARNINGS PER SHARE

2019 and 2018 Successor Periods

Basic earnings per common share was computed using the two-class method by dividing basic net income attributable to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings per common share was computed using the two-class method by dividing diluted net income attributable to common shareholders by the weighted-average number of common shares outstanding plus dilutive common equivalent shares. Dilutive common equivalent shares include all in-the-money outstanding contracts to issue common shares as if they were exercised or converted.

The following tables provide a reconciliation of the data used in the calculation of basic and diluted ordinary shares outstanding for the period (in thousands except shares and per share amounts).

Date	Transaction Detail	Change in Shares	Period from January 1, 2019 to December 31, 2019 Weighted Average Ordinary Shares Outstanding
December 31, 2018	Beginning Balance		85,562,769
January 9, 2019	Other	33,796	33,055
February 19, 2019	NPS equity stock earn-out (1)	1,300,214	1,300,214
August 14, 2019	Restricted stock vesting	250,310	96,009
November 12, 2019	Restricted stock vesting	40,200	5,507
December 31, 2019	Ending Balance		86,997,554

Date	Transaction Detail	Changes in Shares	Period from June 7, 2018 to December 31, 2019 Weighted Average Ordinary Shares Outstanding
June 7, 2018	Beginning Balance		11,730,425
June 7, 2018	Backstop shares	4,829,375	4,829,375
June 7, 2018	Underwriter shares	307,465	307,465
June 7, 2018	Shares issued to NPS/GES	53,690,315	53,690,315
June 7, 2018	Shares transferred to perm equity	15,005,189	15,005,189
December 31, 2018	NPS equity stock earn-out (1)	1,300,214	6,251
December 31, 2018	Ending Balance		85,569,020

(1)	The NPS equity stock earn-out has been included in the computation of basic earnings per share (“EPS”) as the conditions for issuance were satisfied as of December 31, 2018.

	Period from January 1, 2019 to	Period from June 7, 2018 to
	December 31, 2019	December 31, 2018
	Shares for Use in Allocation	Shares for Use in Allocation
	to Participating Earnings	to Participating Earnings
Weighted average ordinary shares outstanding	$86,997,554	$85,569,020
Non-vested, participating restricted shares	1,419,361	760,000
Shares for use in allocation of participating earnings	$88,416,915	$86,329,020

Basic earnings per share (EPS):

	Period from January 1 to December 31, 2019	Period from June 7, 2018 to December 31, 2018
Net income	$39,364	$35,143
Less dividends to:	-	-
Ordinary Shares	-	-
Non-vested participating shares	-	-
Undistributed Successor Period Earnings	$39,364	$35,143

Allocation of earnings to Ordinary Shares	$38,732	$34,834
Allocation of earnings to Nonvested Shares	632	309

	Ordinary Shares	Ordinary Shares
Distributed Earnings	$-	$-
Undistributed Earnings	0.45	0.41
Total	$0.45	$0.41

Diluted earnings per share (EPS):

	Period from January 1 to December 31, 2019			Period from June 7, 2018 to December 31, 2018
Ordinary shares	Undistributed & distributed earnings to ordinary shareholders	Ordinary shares	EPS	Undistributed & distributed earnings to ordinary shareholders	Ordinary shares	EPS

As reported — basic	$38,732	86,997,554	$0.45	$34,834	85,569,020	$0.41

Add-back:
Undistributed earnings allocated to nonvested shareholders	632	-		309	-
NPS equity stock earn-out	-	-		-	1,293,963	$(0.01)
12,618,680 Private Warrants @ $5.75 per half share (anti-dilutive)	-	-		-	-
22,921,700 Public Warrants @ $5.75 per half share (anti-dilutive)	-	-		-	-

Less:
Undistributed earnings reallocated to nonvested shareholders	(632)	-		(305)	-

Diluted EPS — Ordinary shares	$38,732	86,997,554	$0.45	$34,838	86,862,983	$0.40

Warrants that could be converted into as many as 17,770,190 ordinary shares are excluded from diluted EPS at both December 31, 2019 and 2018 as they are anti-dilutive.

2018 and 2017 Predecessor Periods

The following table sets forth the calculation of basic and diluted earnings per common share for the periods presented:

	2018	2017
	Period from
	January 1 to	Year Ended
	June 6	December 31
Weighted average basic common shares outstanding	348,524,566	342,250,000
Dilutive potential common shares	21,475,434	27,750,000
Weighted average dilutive common shares outstanding	370,000,000	370,000,000
Basic:
Net Income	7,617	30,626
Less: Earnings allocated to participating securities	(192)	(39)
Net income available to basic common shares	7,425	30,587
Basic earnings per common share	0.02	0.09
Diluted:
Net Income	7,617	30,626
Less: Earnings allocated to participating securities	(181)	(36)
Net income available to diluted common shares	7,436	30,590
Diluted earnings per common share	0.02	0.08

17. INCOME TAXES

The Company operates in 15 countries where statutory rates generally vary from 0% to 35%. The domestic (British Virgin Islands) and foreign (all other jurisdictions except British Virgin Islands) components of income (loss) before income tax expense were as follows (in thousands):

	Year Ended	Period from	Period from	Year Ended
	January 1 to	June 7, 2018 to	January 1 to	January 1 to
	December 31, 2019	December 31, 2018	June 6, 2018	December 31, 2017
	Successor		Predecessor

Domestic	$(1,675)	$(20,722)	$-	$-
Foreign	54,050	65,133	9,078	32,939
Income Before Income Tax	$52,435	$44,411	$9,078	$32,939

Income Tax Expense

The components of the income tax expense (benefit), all of which is foreign, are as follows (in thousands):

	Year Ended	Period from	Period from	Year Ended
	January 1 to	June 7, 2018 to	January 1 to	January 1 to
	December 31, 2019	December 31, 2018	June 6, 2018	December 31, 2017
	Successor		Predecessor

Current tax expense	$17,006	$11,456	$2,342	$3,988
Deferred tax expense (benefit)	(3,935)	(2,025)	-	598
Income tax expense	$13,071	$9,431	$2,342	$4,586

Deferred taxes have been recognized for temporary differences that will result in taxes payable or receivable in future years. The components of net deferred tax liabilities and assets are as follows (in thousands):

	December 31, 2019	December 31, 2018

Deferred Tax Assets
Property, plant and equipment	$1,678	$-
Net operating loss carryforward	6,932	3,184
Total deferred tax assets	8,610	3,184
Less: valuation allowance	(4,886)	(31)
Deferred tax assets, net of valuation allowance	$3,724	$3,153

Deferred Tax Liabilities
Property, plant and equipment	$(4,911)	$(5,783)
Intangible assets	(25,030)	(28,126)
Total deferred tax liabilities	(29,941)	(33,909)
Net deferred tax liability	$(26,217)	$(30,756)

The Company’s has $45.7 million of operating loss carryforwards that expire between 2020 and 2025.

Deferred tax assets are shown less any valuation allowances. As of December 31, 2019, and 2018, valuation allowances of $4.9 million and $31 thousand relate to net operating loss carryforwards. Changes in the Company’s estimates and assumptions used to determine the valuation allowance, including any changes in applicable tax laws or tax rates, may impact the Company’s ability to recognize the underlying deferred tax assets and could require future adjustments to the valuation allowances. The $4.9 million increase in the valuation allowance is on account of operating loss carryforwards generated in the current year not qualifying for recognition as the Company does not believe these operating loss carryforwards will be utilized prior to expiration. Further, deferred tax assets for operating loss carryforwards in the table above have been shown net of an unrecognized tax benefit for likely disallowances of $1.7 million.

Deferred tax liabilities on Property, plant and equipment of $4.9 million at December 31, 2019 includes an unrecognized tax benefit of $3.6 million.

The Company generally does not recognize deferred tax liabilities related to its undistributed earnings because such earnings either would not be taxable when remitted or they are indefinitely reinvested. This position may change if the Company decides to distribute the earnings from its subsidiaries, which are subject to withholding taxes, or if there are any unfavorable changes in the tax laws in this regard. Accordingly, a determination of the amount of unrecognized deferred tax liability on such undistributed earnings is not practicable. Current tax expense will be incurred if/when the Company distributes earnings from its subsidiaries which are subject to withholding taxes.

Income Tax Rate Reconciliation

The difference between the reported amount of income tax expense and the amount that would result from applying from both the British Virgin Islands (Successor) as well as the United Arab Emirates (Predecessor) statutory rates are shown in the table below (in thousands). In the British Virgin Islands, the statutory rate is effectively 0% as tax is not applied on extra territorial activity. For the United Arab Emirates, the statutory rate on our operations is also 0%.

	Year Ended	Period from	Period from	Year Ended
	January 1 to	June 7, 2018 to	January 1 to	January 1 to
	December 31, 2019	December 31, 2018	June 6, 2018	December 31, 2017
	Successor		Predecessor

Income tax at statutory rate (BVI and UAE 0%)	-	-	-	-
Foreign tax rate differential	$12,848	$8,328	$2,147	$5,329
Non-deductible expenses	-	-	-	110
Tax effect of adjustments to prior year tax provisions	(2,054)	-	195	-
Effect of tax exemption	-	-	-	(1,189)
Allocation of head office / corporate costs, net of unrecognized benefit	-	-	-	161
Unrecognized tax benefits	2,476	1,574	-	-
Other	(199)	(471)	-	175
Income Tax Expense	$13,071	$9,431	$2,342	$4,586

The foreign tax rate differential relates to differences between the income tax rates in effect in the foreign countries in which the Company operates, which can vary significantly, and the Company’s statutory tax rate of 0%. Income tax expense for the year ended December 31, 2019 includes $0.9 million of penalties and interest associated with the Company’s unrecognized tax benefits.

Unrecognized Tax Benefits

The Company records estimated accrued interest and penalties related to an underpayment of income taxes in income tax expense. As of December 31, 2019, the Company had $12.5 million of unrecognized tax benefits, excluding estimated accrued interest and penalties of $1.8 million, which are included in Other Long-Term Liabilities in the Consolidated Balance Sheet. As of December 31, 2018, the Company had $7.1 million of unrecognized tax benefits, including estimated accrued interest and penalties of $0.9 million, which are included in Other Long-Term Liabilities in the Consolidated Balance Sheet. There are no timing differences or other items that have indirect effects included in the unrecognized tax benefits and as such all $12.5 million of the net unrecognized tax benefits as of December 31, 2019 would affect the effective tax rate if recognized.

A summary of activity related to the net unrecognized tax benefits is as follows:

	Year Ended	Period from	Period from	Year Ended
	January 1 to	June 7, 2018 to	January 1 to	January 1 to
	December 31, 2019	December 31, 2018	June 6, 2018	December 31, 2017
	Successor		Predecessor

Balance at beginning of period	$7,135	$-	$4,837	$3,703
Additions from tax positions adjusted in purchase accounting	1,072	5,561	-	-
Additions from tax positions related to the current period	1,376	1,324	-	1,134
Additions from tax positions related to prior periods	4,700	250	-	-
Reductions from tax positions related to earlier periods	(873)	-	-	-
Other	(877)	-
Ending unrecognized tax benefits	$12,533	$7,135	$4,837	$4,837

The Company does not anticipate the amount of the unrecognized tax benefits will change significantly over the next twelve months.

Unrecognized tax benefits may change from quarter-to-quarter based on various factors, including, but not limited to, favorable or unfavorable resolution of tax audits or disputes, expiration of relevant statutes of limitations, changes in tax laws or changes to the interpretation of existing tax laws due to new legislative guidance or court rulings, or new tax positions taken on recently filed tax returns. Although the Company has recorded unrecognized tax benefits for all tax positions which, in management’s judgment, are more likely than not to be successfully challenged by the relevant tax authorities in the future, the Company cannot provide assurance as to the final tax liability related to its tax positions as it is not possible to predict with certainty the ultimate outcome of any related tax disputes. Thus, it is reasonably possible that the ultimate tax liabilities related to such tax positions could substantially exceed recorded unrecognized tax benefits related to such tax positions, resulting in a material adverse effect on the Company’s earnings and cash flows from operations.

The Company’s tax returns for year 2011 and subsequent years for all major jurisdictions, i.e. Saudi Arabia, Oman, Iraq, and Algeria, remain subject to examination by tax authorities. The Company is currently subject to or expects to be subject to income tax examinations in various jurisdictions where the Company operates or has previously operated. If any tax authority successfully challenges the Company’s tax positions, including, but not limited to, tax positions related to the tax consequences of various intercompany transactions, the taxable presence of the Company’s subsidiaries in a given jurisdiction, the basis of taxation in a given jurisdiction (such as deemed profits versus net-filing basis), or the applicability of relevant double tax treaty benefits to certain transactions; or should the Company otherwise lose a material tax dispute in any jurisdiction, the Company’s income tax liability could increase substantially and the Company’s earnings and cash flows from operations could be materially adversely affected.

18. RELATED PARTY TRANSACTIONS

Mubbadrah Investment LLC (“Mubbadrah”)

GES leases office space in a building it owns in Muscat, Oman to Mubbadrah along with other Mubbadrah group entities (collectively, the “Mubbadrah group entities”). GES charges rental income to the Mubbadrah group entities for the occupation of the office space, based on usage. Rental income charged by GES to the Mubbadrah group entities amounted to $0.2 million and $0.1 million in the 2019 Successor Period and 2018 Successor Period, respectively, in the Consolidated Statement of Operations. The outstanding balance of receivables from Mubbadrah group entities was $0.6 million at December 31, 2019. Mubbadrah is owned by Hilal Al Busaidy and Yasser Al Barami, and, collectively with Mubbadrah, they own 19.72% of the Company.

Heavy Equipment Manufacturing & Trading LLC (“HEMT”)

HEMT is a majority owned by Mubbadrah and Hilal Al Busaidy. HEMT is engaged by various subsidiaries of GES for services such as fabrication, manufacturing and maintenance of tools and equipment. HEMT has charged GES amounts of $0.5 million for the Successor Period ended December 31, 2018 in relation to these services and $0.1 million for the Successor Period ended December 31, 2019.

Esnaad Solutions LLC (“Esnaad”)

Esnaad is 99% owned by Mubbadrah and is a supply chain company involved in the sourcing and procurement of products for the oil and gas industry. Charges totaling $1.1 million and less than $0.1 million were recorded in the 2018 Successor Period and 2019 Successor Period, respectively, for the purchase of chemicals, drilling fluids, materials and supplies.

Prime Business Solutions LLC (“PBS”)

PBS is 100% owned by Mubbadrah Business Solutions LLC and is involved in the development and maintenance of Enterprise Resource Planning (“ERP”) systems.

PBS has developed and implemented the GEARS (ERP) system for GES and is currently engaged to maintain it. Charges totaling $0.8 million and $0 (zero) were recorded in the 2019 Successor Period and 2018 Successor Period, respectively, within the Consolidated Statement of Operations, for maintenance fees. As of December 31, 2019, $0.4 million remains payable to PBS.

Nine Energy Service, Inc. (“Nine”)

During the fourth quarter of 2019, the Company purchased coiled tubing equipment from Nine for $5.9 million. One of the Company’s directors also serves as a director of Nine. In 2019, the Company purchased $0.9 million of products and rentals from Nine. At December 31, 2019, there were liabilities totaling $6.8 million for the coiled tubing equipment and the products and services.

Key Management and Founders

Hilal Al Busaidy and Yasser Al Barami are both founding shareholders of GES. Certain shares owned by them were converted into NESR ordinary shares as part of the Business Combination.

19. REPORTABLE SEGMENTS

Operating segments are components of an enterprise where separate financial information is available that are evaluated regularly by the Company’s chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company reports segment information based on the “management” approach and its CODM is its Chief Executive Officer.

The Company’s services are similar to one another in that they consist of oilfield services and related offerings, whose customers are oil and gas companies. The results of operations of the service offerings are regularly reviewed by the CODM for the Company for the purposes of determining resource and asset allocation and assessing performance. The Company has determined that it has two reportable segments, Production Services and Drilling and Evaluation Services. The CODM evaluates the operating results of its reportable segments primarily based on revenue and Segment EBITDA. The Company defines Segment EBITDA as net income adjusted for interest expense, depreciation and amortization, and income tax benefit or expense. Segment EBITDA does not include general corporate expenses as these expenses are not allocated to the Company’s reportable segments and not reported to the Company’s CODM.

Production Services that are offered depend on the well life cycle in which the services may fall. They include, but are not limited to, the following types of service offerings: coil tubing, stimulation and pumping, nitrogen services, completions, pipelines, cementing, laboratory services and filtration services.

Drilling and Evaluation Services generates its revenue from the following service offerings: drilling and workover rigs, rig services, drilling services and rentals, fishing and remedials, directional drilling, turbines drilling, drilling fluids, wireline logging services, slickline services and well testing services.

The Company’s operations and activities are located within certain geographies, primarily the MENA region and the Asia Pacific region, which includes Malaysia, Indonesia and India.

Revenue from operations

	Successor (NESR)		Predecessor (NPS)
	Period from	Period from	Period from	Year ended
	January 1	June 7	January 1	December 31,
	to December 31,	to December 31,	to June 6,	2017
	2019	2018	2018
Reportable Segment:
Production Services	$405,654	$215,791	$112,295	$228,763
Drilling and Evaluation Services	252,731	132,799	24,732	42,561
Total revenue	$658,385	$348,590	$137,027	$271,324

Long-lived assets

	December 31, 2019	December 31, 2018
Reportable Segment:
Production Services	$290,765	$219,278
Drilling and Evaluation Services	115,241	98,163
Total Reportable Segments	406,006	317,441
Unallocated assets	13,301	11,286
Total long-lived assets	$419,307	$328,727

Segment EBITDA

	Successor (NESR)		Predecessor (NPS)
	Period from	Period from	Period from
	January 1	June 7	January 1	Year ended
	to December 31,	to December 31,	to June 6,	December 31,
	2019	2018	2018	2017
Segment EBITDA:
Production Services	$130,839	$77,482	$36,836	$81,780
Drilling and Evaluation Services	52,962	32,782	3,267	4,952
Total Segment EBITDA	183,801	110,264	40,103	86,732
Unallocated Costs	(18,629)	(8,013)	(9,651)	(8,665)
Interest expense, net	(18,971)	(14,383)	(4,090)	(6,720)
Depreciation and amortization	(93,766)	(43,457)	(17,284)	(38,408)
Income before income tax	$52,435	$44,411	$9,078	$32,939

Revenue by geographic area

	Successor (NESR)		Predecessor (NPS)
	Period from	Period from	Period from
	January 1	June 7	January 1	Year ended
	to December 31,	to December 31,	to June 6,	December 31,
	2019	2018	2018	2017
Geographic area:
MENA	$647,434	$345,047	$134,479	$267,366
Rest of World	10,951	3,543	2,548	3,958
Total revenue	$658,385	$348,590	$137,027	$271,324

Long-lived assets by geographic area

	December 31, 2019	December 31, 2018
Geographic area:
MENA	$409,139	$319,552
Rest of World	10,168	9,175
Total long-lived assets	$419,307	$328,727

Significant clients

Revenues from four customers of the Successor (NESR) individually accounted for 45%, 16%, 8% and 6% of the Successor’s (NESR’s) consolidated revenues in the year ended December 31, 2019, 42%, 17%, 10% and 5% of the Successor’s (NESR’s) consolidated revenues in the period from June 7 to December 31, 2018, 49%, 0%, 16% and 9% of Predecessor’s (NPS’) consolidated revenues in the period from January 1 to June 6, 2018, and 45%, 0%, 13% and 14% of the Predecessor’s (NPS’) consolidated revenues in the year ended December 31, 2017.

20. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occur after the balance sheet date up to the date that the consolidated financial statements are issued. Other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

●

In February 2020, the Company announced an agreement to acquire Sahara Petroleum Services Company S.A.E (“SAPESCO”). The transaction, which is subject to standard regulatory approval and satisfaction of customary closing conditions, is expected to close in the second quarter of 2020 and will mark the entry of the NESR brand into Egypt, further expanding the Company’s presence in North Africa. Under the terms of the agreement, The Company will acquire all issued and outstanding shares of SAPESCO in a cash and stock transaction. The transaction is comprised of $27.0 million in cash paid to shareholders at closing, a $22 million payment of SAPESCO debt, and issuance of the Company’s shares in two tranches as earn-outs at a minimum price of $10.00 per share based on a portion of 2019 EBITDA and performance metrics, using a multiple of up to 4.35x.

