Form 20-F
period 2020-12-31
National Energy Services Reunited Corp.
filed 2021-03-24
CIK 1698514

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

As of December 31, 2020, there were [87,777,553] ordinary shares and [35,540,380] warrants outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

2

3

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (this “Annual Report”) contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Any and all statements contained in this Annual Report that are not statements of historical fact, including statements regarding the impact of the coronavirus (COVID-19) pandemic and the Company’s response to COVID-19, may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this Annual Report may include, without limitation, statements regarding the plans and objectives of management for future operations, projections of income or loss, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, our future financial performance, including any such statement contained in a discussion and analysis of financial condition by management or in the results of operations included pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”), expansion plans and opportunities, completion and integration of acquisitions including the acquisition of Sahara Petroleum Services Company S.A.E. (“SAPESCO”), and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon our current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which we have no control over. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation:

●	Changing commodity prices, market volatility and other market trends that affect our customers’ demand for our services;

●	Disruptions to economic and market conditions caused by the coronavirus (COVID-19) and other public health crises and threats;

●	The level of capital spending by our customers;

●	Political, market, financial and regulatory risks, including those related to the geographic concentration of our customers;

●	Our operations, including maintenance, upgrades and refurbishment of our assets, may require significant capital expenditures, which may or may not be available to us;

●	Operating hazards inherent in our industry and the ability to secure sufficient indemnities and insurance;

●	Our ability to successfully integrate acquisitions;

●	Competition, including for capital and technological advances; and

●	Other risks and uncertainties set forth in Part I, Item 3D, “Risk Factors” included in this Annual Report.

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

BASIS OF THIS ANNUAL REPORT ON FORM 20-F

On June 6, 2018, National Energy Services Reunited Corp. (“NESR,” the “Company,” “we,” “our,” “us” or similar terms) acquired all of the issued and outstanding equity interests of NPS Holdings Limited (“NPS”) and Gulf Energy S.A.O.C. (“GES” and, together with NPS, the “Subsidiaries”) (collectively, the “NPS/GES Business Combination”). As a result of the NPS/GES Business Combination, NESR is the accounting acquirer for accounting purposes, NPS and GES are acquirees and NPS is the accounting predecessor. The NPS/GES Business Combination was accounted for using the acquisition method of accounting, and the Successor (as defined below) financial statements reflect a new basis of accounting that is based on fair value of net assets acquired. On June 1, 2020, NESR further expanded its footprint within the Middle East and North Africa (“MENA”) region when its NPS subsidiary acquired SAPESCO. See Note 4, Business Combinations, to the consolidated financial statements included in Item 18, “Financial Statements” of this Annual Report for further discussion of the NPS/GES Business Combination as well as the acquisition of SAPESCO (collectively, the “Business Combinations”).

The historical financial information contained in this Annual Report includes periods that ended prior to the NPS/GES Business Combination. In this Annual Report, unless we have indicated otherwise, or the context otherwise requires, references to the “Company” for time periods up to and prior to June 6, 2018 refer to NPS, which is the “Predecessor” for accounting purposes, and for time periods from and after June 7, 2018 refer to NESR and its consolidated subsidiaries, which is the “Successor” for accounting purposes. The financial statements of our Predecessor may not be indicative of the financial results that are or will be reported by us for periods subsequent to the NPS/GES Business Combination.

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

Set forth below are (i) selected historical consolidated financial data as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019 and for the periods from June 7, 2018 to December 31, 2018, and January 1, 2018 to June 6, 2018, which have been derived from our audited consolidated financial statements included in Item 18, “Financial Statements” of this Annual Report, and (ii) selected historical consolidated financial data as of December 31, 2018, June 6, 2018, December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017 and 2016, which have been derived from audited consolidated financial statements not included in this Annual Report.

SELECTED FINANCIAL DATA

	(In US$ thousands, except share data and per share amounts)
	Successor (NESR)			Predecessor (NPS)
	Period from	Period from	Period from	Period from
	January 1 to	January 1 to	June 7 to	January 1 to	Year ended	Year ended
	December 31,	December 31,	December 31,	June 6,	December 31,	December 31,
	2020	2019	2018	2018	2017	2016

Statement of Operations Data:

Revenues	$834,146	$658,385	$348,590	$137,027	$271,324	$224,115
Cost of services	(678,720)	(506,799)	(249,159)	(104,242)	(200,149)	(157,382)
Gross profit	155,426	151,586	99,431	32,785	71,175	66,733
Selling, general and administrative expense	(72,077)	(63,840)	(36,705)	(19,969)	(30,336)	(25,954)
Amortization	(15,817)	(15,932)	(9,373)	(10)	(607)	(22,663)
Operating income	67,532	71,814	53,353	12,806	40,232	18,116
Interest expense, net	(15,879)	(18,971)	(14,383)	(4,090)	(6,720)	(5,677)
Other income / (expense), net	9,139	(408)	5,441	362	(573)	(1,441)
Income before income tax	60,792	52,435	44,411	9,078	32,939	10,998
Income tax expense	(10,705)	(13,071)	(9,431)	(2,342)	(4,586)	(2,648)
Net income / (loss)	50,087	39,364	34,980	6,736	28,353	8,350
Net income / (loss) attributable to non-controlling interests	-	-	(163)	(881)	(2,273)	(193)
Net income attributable to shareholders	$50,087	$39,364	$35,143	$7,617	$30,626	$8,543

Weighted average shares outstanding:
Basic	88,845,618	86,997,554	85,569,020	348,524,566	342,250,000	340,932,192
Diluted	88,990,657	86,997,554	86,862,983	370,000,000	370,000,000	368,682,192

Net earnings per share:
Basic	$0.56	$0.45	$0.41	$0.02	$0.09	$0.02
Diluted	$0.56	$0.45	$0.40	$0.02	$0.08	$0.02

	(In US$ thousands, except share data and per share amounts)
	Successor (NESR)			Predecessor (NPS)
	December 31,	December 31,	December 31,	June 6,	December 31,	December 31,
	2020	2019	2018	2018	2017	2016
Balance sheet data:
Cash and cash equivalents	$75,012	73,201	24,892	$31,656	24,502	25,534
Property, plant and equipment, net	437,743	419,307	328,727	257,955	264,269	259,969
Total assets	1,687,054	1,522,364	1,343,309	633,872	619,572	602,910
Long-term debt	308,614	330,564	225,172	147,199	147,024	149,071
Total equity	944,418	886,472	830,991	347,173	389,429	382,081

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

An investment in our ordinary shares or warrants involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information contained in this Annual Report, before making an investment in our ordinary shares or warrants. Any of the risk factors described below could significantly and negatively affect our financial position, results of operations or cash flows. In addition, these risks represent important factors that can cause our actual results to differ materially from those anticipated in our forward-looking statements.

Risk Factor Summary

Risks Related to Our Business and Operations

●	Continued or prolonged decreases in commodity prices may cause our customers to continue to reduce capital spending.

●	The global COVID-19 pandemic may continue to cause economic and financial disruptions to markets and the worldwide economy.

●	The geographic concentration of our customers increases our exposure to economic, political and financial risks.

●	Our operations, including maintenance, upgrades and refurbishment of our assets, may require significant capital expenditures, which may or may not be available to us.

●	Our top four major customers in the region generate 76% of our revenue, and our largest customer accounted for 57% of our revenue in 2020.

●	Our future growth may be limited if we are unable to successfully integrate the operations of businesses or companies we acquire.

●	We compete with diversified multinational companies with substantially larger operating staffs and greater capital resources than us.

●	The inability to hire needed personnel or to access capital could negatively affect our ability to keep pace with technological advances.

Financial, Regulatory, Legal and Compliance Risks

●	A significant portion of our consolidated revenue and consolidated operating expenses is in foreign currencies, exposing us to risks arising from fluctuating exchange rates and currency control restrictions.

●	We will be required to transition from the use of the London Interbank Offered Rate (“LIBOR”) index in the future.

●	If we determine that the value of goodwill has become impaired, an accounting charge for the amount of the impairment during the period in which the determination is made may be recognized.

●	We may not have sufficient indemnities or insurance to cover liability claims.

●	We are subject to a wide array of governmental regulations and contractual restrictions and the failure to comply with such regulations and restrictions could negatively affect our ability to operate our business and our financial status.

Risks Related to Our Capital Structure

●	Fluctuations in the price of our ordinary shares and warrants caused by market conditions, our financial results or other factors could cause our shareholders to lose all or part of their investment.

●	Our public warrants could expire worthless.

●	Because we are incorporated under the laws of the British Virgin Islands and our significant assets are located offshore, our investors’ ability to seek redress in U.S. courts is limited.

Risk Factors

Risks Relating to Our Business and Operations

Trends in oil and natural gas prices affect the level of exploration, development, and production activity of our customers and the demand for our services and products, which could have a material adverse effect on our business, results of operations, and financial condition.

Demand for our services and products is sensitive to the level of exploration, development, and production activity of, and the corresponding capital spending by, oil and natural gas companies. The level of exploration, development, and production activity is directly affected by trends in oil and natural gas prices, which historically have been volatile and are likely to continue to be volatile. Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty, and a variety of other economic factors that are beyond our control. The following table illustrates the high degree of variability in Europe Brent spot prices per barrel over the last three years:

	Highest Closing Price	Lowest Closing Price
2018	$86.07	$50.57
2019	74.94	53.23
2020	70.25	9.12

Additionally, during the 5-year period ended December 31, 2020, average prices for both crude oil and natural gas have been lower than the previous 5-year period. The prolonged reduction in oil and natural gas prices, depressed levels of exploration, development, and production activity over the past several years and incremental further reductions could have a material adverse effect on our business, results of operations and financial condition. Even the perception of longer-term lower oil and natural gas prices by oil and natural gas companies can result in the reduction or deferral of major expenditures given the long-term nature of many large-scale development projects.

Factors affecting the prices of oil and natural gas include:

●	the global and regional level of supply and demand for oil and natural gas including liquefied natural gas imports and exports;

●	governmental regulations, including the policies of governments regarding the exploration for and production and development of their oil and natural gas reserves, including environmental regulations;

●	increased attention to environmental, social and governance (“ESG”) matters and conservation measures may adversely impact our business;

●	weather conditions, natural disasters, and public health crises and threats, such as coronavirus (COVID-19);

●	worldwide political, military, and economic conditions;

●	the ability or willingness of the Organization of the Petroleum Exporting Countries (“OPEC”) to set and maintain oil production levels and quotas and member country compliance with quotas;

●	the level of oil and gas production by non-OPEC countries;

●	oil refining capacity and shifts in end-customer preferences toward fuel efficiency and the use of natural gas;

●	the cost of producing and delivering oil and natural gas;

●	technological advances affecting energy consumption; and

●	potential acceleration of the development of alternative fuels.

The COVID-19 pandemic and its impact on business and economic conditions could negatively affect our business, results of operations, financial condition and the trading value of our securities.

In December 2019, the emergence of a new strain of the coronavirus (COVID-19) was reported in China that has subsequently spread across the globe, including the MENA region where we operate. As a result of the outbreak, travel restrictions, quarantines and similar measures taken by governments and companies have had a significant impact on global commerce. Beginning in early March 2020, the global oil markets have experienced a precipitous decline in oil prices in response to concerns regarding the potential impacts of the coronavirus (COVID-19) outbreak on worldwide oil demand and the anticipated increases in oil production from Russia and OPEC, primarily from Saudi Arabia. We have implemented business continuity and emergency response plans to continue to provide services to customers and support our operations, while taking health and safety measures such as implementing worker distancing measures and using a remote workforce where possible. However, there is no assurance that the continued spread of COVID-19 and efforts to contain the virus (including, but not limited to, voluntary and mandatory quarantines, restrictions on travel, limiting gatherings of people, and reduced operations and extended closures of many businesses and institutions) will not materially impact our business, results of operations and financial condition. In particular, the continued spread of COVID-19 and efforts to contain the virus could:

●	reduce the availability and productivity of our employees, including due to the availability of personal protective equipment;
●	cause us to experience an increase in costs as a result of our emergency measures and delayed payments from our customers;
●	cause delays and disruptions in the availability of and timely delivery of materials and components used in our operations;
●	cause delays and disruptions in the supply chain resulting in disruptions in the commercial operation dates of certain projects;
●	cause reductions, delays or cancellations of planned operations by our customers;
●	cause a deterioration of the credit quality of our counterparties;
●	cause impairment of goodwill or long-lived assets;
●	result in our inability to meet the requirements of the covenants in our existing credit facilities;
●	cause an increase in cybersecurity attacks and breach attempts;
●	impact our liquidity position and cost of and ability to access funds from financial institutions and capital markets;
●	heighten the other risks that impact us; and
●	cause other unpredictable events.

The situation surrounding COVID-19 remains fluid and the likelihood of an impact on us that could be material increases the longer the virus impacts global activity levels. Therefore, it is difficult to predict with certainty the potential impact of the virus on our business, operations and financial condition.

Our business is dependent on capital spending by our customers, and reductions in capital spending could have a material adverse effect on our business, results of operations, and financial condition.

Our business is directly affected by changes in capital expenditures by our customers and reductions in our customers’ capital spending could reduce demand for our services and products and have a material adverse effect on our business, results of operations, and financial condition. Most of our contracts can be cancelled or renegotiated by our customers at any time. Some of the items that may impact our customer’s capital spending include:

●	oil and natural gas prices, including volatility of oil and natural gas prices and expectations regarding future prices, including due to the impacts of COVID-19;

●	changes in government incentives and tax regimes;

●	the inability of our customers to access capital on economically favorable terms;

●	customer personnel changes; and

●	adverse developments in the business or operations of our customers, including write-downs of reserves and borrowing base reductions under customer credit facilities.

As a result of the decrease in commodity prices, including as a result of lower global activity due to the COVID-19 pandemic, many of our customers have reduced capital spending over the last few years. The short-term duration of most of our contracts and the extreme financial stress experienced by our customers have combined to generate demands by many of our customers for reductions in the prices of our products and services. With respect to national oil company (“NOC”) customers, we are also subject to risk of policy, regime, currency and budgetary changes, all of which may affect our customers’ capital expenditures. Commodity prices are expected to remain range bound, with limited prospects for rising prices and continued risk of further reductions, which may result in further capital budget reductions in the future.

Our assets require capital for maintenance, upgrades and refurbishment and we may require significant capital expenditures for new equipment.

Our revenue is generated principally from providing services and related equipment as well as renting tools and equipment. Our tools and equipment require capital investment in maintenance, upgrades and refurbishment to maintain our competitiveness. To the extent we are unable to fund such projects, we may have less equipment available for service or our equipment may not be attractive to potential or current customers. Additionally, increased demand, competition, advances in technology within our industry, and/or new emissions control requirements in the geographies that we operate in may require us to update or replace existing equipment. Such demands on our capital or reductions in demand for our equipment and the increase in cost to maintain labor necessary for such maintenance and improvement, in each case, could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations.

The geographic concentration of our customers exposes us to the risks of the regional economy and other regional adverse conditions. The credit risks of our concentrated customer base in the energy industry could result in losses. In addition, we depend on a small number of customers for a significant portion of our revenues. Therefore, the loss of any of these customers could result in a decline in our revenues and adversely affect our financial condition, results of operations or cash flows.

Our primary customers are in the Middle East and North Africa and all are in the energy industry. Among our customers are NOCs. Given the importance of NOCs, which dominate the petroleum industry in our countries of operation, our business is more susceptible to regional economic, budgetary and political conditions than other, more geographically diversified competitors. Any changes in market conditions, unforeseen circumstances, or other events affecting the area in which our assets are located could have a material adverse effect on our business, operating result, and financial condition.

As of December 31, 2020, we had 20 contracts with two major customers in the region which generated 69% of our revenue, one of which accounted for 57% of our revenue. Furthermore, during the years ended December 31, 2020, 2019 and 2018, a substantial portion of both legacy organization revenues came from those two major customers. Overall, we have 31 contracts with five major customers in the region which generated 78% of our revenue for the year ended December 31, 2020. Given the terms of our customer contracts, there remains a risk of termination of one or more of such contracts and/or a lack of engagement in the same manner, or to the same level, as has been the case historically. The loss of all or even a portion of the business from a major customer, the failure to extend or replace the contracts with the major customer, or the extension or replacement of such contracts on less favorable terms, as a result of competition or otherwise, could adversely affect our financial condition, results of operations or cash flows.

We operate in multiple countries across the Middle East, North Africa, and Asia. Therefore, our operations will be subject to political and economic instability and risk of government actions that could have a material adverse effect on our business, results of operations, and financial condition.

We will be exposed to risks inherent in doing business in each of the countries in which we operate. Our operations will be subject to various risks unique to each country that could have a material adverse effect on our business, results of operations, and financial condition. With respect to any particular country, these risks may include but are not limited to:

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

For example, due to the unsettled political conditions in many oil-producing countries, our operations, revenue, and profits will be subject to the adverse consequences of war, the effects of terrorism, civil unrest, strikes, currency controls, and governmental actions. These and other risks described above could result in the loss of our personnel or assets, cause us to evacuate our personnel from certain countries, cause us to increase spending on security, cause us to cease operating in certain countries, disrupt financial and commercial markets, including the supply of and pricing for oil and natural gas, disrupt the supply of equipment required to operate in a country, result in labor shortages and generate greater political and economic instability in some of the geographic areas in which we operate. Any possible reprisals as a consequence of military or other action, such as acts of terrorism in the United States or elsewhere, could have a material adverse effect on our business, results of operations, and financial condition.

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

We operate in a highly competitive industry, and many of our competitors are larger than us and have greater resources than we do.

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

The oilfield service industry is subject to the introduction of new drilling and completion techniques, services using new technologies, and emissions control requirements that could yield service innovations, some of which may be subject to patent or other intellectual property protections. We intend to introduce and integrate new technologies and procedures used by North American and European based oilfield service companies; however, we cannot be certain that we will be able to develop and implement new technologies or services on a timely basis or at an acceptable cost. The oilfield service industry is highly competitive and dominated by a few large players that have resources to invest in new technologies. Our ability to continually provide competitive technology and services can impact our ability to maintain or increase prices for our services, maintain market share, and negotiate acceptable contract terms with our customers. If we are unable to continue to acquire or develop competitive technology or deliver it to our clients in a timely and cost-competitive manner in the various markets we serve, it could adversely affect our financial condition, results of operations, and cash flows.

Financial, Regulatory, Legal and Compliance Risks

Impairment in the carrying value of goodwill could result in the incurrence of impairment charges.

As of December 31, 2020, we had goodwill of $620.9 million. We review the carrying value of our goodwill for impairment annually or more frequently if certain indicators are present. In the event we determine that the value of goodwill has become impaired, an accounting charge for the amount of the impairment during the period in which the determination is made may be recognized. While we have not recorded any impairment charge for goodwill for the periods presented in this Annual Report, future changes in our business and operations or external market conditions, among other factors, could require us to record an impairment charge for goodwill, which could lead to decreased assets and reduced net income. If a significant write down is required, the charge could have a material adverse effect on our financial condition and results of operations.

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

A portion of our consolidated revenue and consolidated operating expenses is in foreign currencies. As a result, we will be subject to risks, including:

●	foreign currency exchange risks resulting from changes in foreign currency exchange rates and the implementation of exchange controls; and

●	potential limitations that might be imposed on their ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries.

Changes in or new interpretations of tax laws could impact the determination of our income tax liabilities for a tax year.

We have operations in over 15 countries. Consequently, we are subject to the jurisdiction of a significant number of taxing authorities. The income earned in these various jurisdictions is taxed on differing bases, including income actually earned, income deemed earned, and revenue-based tax withholding. The final determination of our income tax liabilities involves the interpretation of local tax laws, tax treaties, and related regulations in each jurisdiction, as well as the significant use of estimates and assumptions regarding the scope of future operations and the nature of income earned and expenditures incurred. Changes in the operating environment, including changes in or new interpretations of tax laws, could impact the determination of our income tax liabilities for the year.

Effective January 1, 2018, the Gulf Cooperation Council (“GCC”) countries agreed to impose a value added tax (“VAT”) across the GCC, however, as of year-end 2020 only Bahrain, Saudi Arabia, the United Arab Emirates, and Oman formalized and/or implemented their plans. Under these VAT rules, most goods and services are taxed at rates ranging from 5-15%. Businesses subject to the VAT must keep detailed financial and business records. This includes collecting invoices and accounting for the goods or services bought and sold, as well as the VAT paid and charged going forward.

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

We cannot provide assurance that any additional refinancing or debt restructuring would be possible, that any assets could be sold or that, if sold, the timing of the sales and the amount of proceeds realized from those sales would be favorable to us or that additional financing could be obtained on acceptable terms. Our inability to generate sufficient cash flows to satisfy the debt obligations, or to obtain alternative financing, could materially and adversely affect our business, financial condition, results of operations and prospects. For more information on our outstanding indebtedness and the terms and conditions related thereto, please see Note 10., Debt, to the consolidated financial statements.

We will be required to transition from the use of the LIBOR interest rate index in the future.

We have $395.5 million in loans indexed to the LIBOR to calculate the loan interest rate. LIBOR is expected to be discontinued on December 31, 2021. At this time, no consensus exists as to what rate or rates may become acceptable alternatives to LIBOR. Regulators, industry groups and certain committees (e.g. the Alternative Reference Rates Committee) have published recommended fallback language for LIBOR-linked financial instruments, identified recommended alternatives for the LIBOR (e.g. the Secured Overnight Financing Rate), and proposed implementations of the recommended alternatives in floating-rate financial instruments. At this time, it is not possible to predict whether these specific recommendations and proposals will be broadly accepted. The implementation of a substitute index or indices for the calculation of interest rates under our loan agreements may result in NPS Bahrain for Oil and Gas Wells Services WLL and its Kuwait branch, Gulf Energy SAOC and National Petroleum Technology Company as our borrowers incurring significant expenses in effecting the transition and may result in disputes or litigation with lenders over the appropriateness or comparability to LIBOR of the substitute index or indices, which could have an adverse effect on our results of operations.

Our borrowings under our various loan agreements and other financing arrangements expose us to interest rate risk and such arrangements also include restrictive covenants that may impact our Subsidiaries’ ability to make distributions to us.

Our earnings are exposed to interest rate risk associated with $398.5 million in borrowings under our various loan agreements and other financing arrangements as of December 31, 2020. Each of these arrangements requires the payment of floating interest rates based upon short-term interest rate indices. If interest rates increase, so will our interest costs, which may have a material adverse effect on our financial condition and results of operations.

Additionally, the terms of these financing arrangements, including the restrictive covenants therein, may restrict the ability of our Subsidiaries to make distributions to us, which could materially adversely affect our liquidity and financial condition.

We are exposed to the credit risk of our customers and counterparties, and a general increase in the delay or non-payment and non-performance by our customers could have an adverse effect on our financial condition, results of operations, or cash flows.

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

Some of our products or services, and the processes they use to produce or provide products and services, constitute trade secrets and confidential know how. We may lose employees who have important trade secrets and who may not be prohibited in the relevant countries in which they work from using such trade secrets to compete with us. Our business may be adversely affected if any acquired patents are unenforceable, the claims allowed under their patents are not sufficient to protect our technology, our patent applications are denied, or our trade secrets are not adequately protected. In addition, our competitors may be able to independently develop technology that is similar to the technology used by us without infringing on our patents or gaining access to our trade secrets, which could adversely affect our financial condition, results of operations, and cash flows.

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

We are subject to increasingly stringent laws and regulations relating to the importation and use, storage, handling, transportation, use and disposal of hazardous materials, radioactive materials, chemicals and explosives, and to environmental protection and health and safety, including laws and regulations governing air emissions, hydraulic fracturing, water and other discharges and waste management and natural resources. For more information, see our regulatory disclosures titled “Environmental Regulation” and “Health and Safety Regulation.” We expect to incur capital and operating costs to comply with environmental laws and regulations. The technical requirements of these laws and regulations are becoming increasingly complex, stringent and expensive to implement.

Our operations use and generate hazardous substances and wastes. Accordingly, we could become subject to material liabilities relating to the investigation and clean-up of potentially contaminated properties, and to claims alleging personal injury or property damage as the result of exposures to, or releases of, hazardous substances or wastes. Applicable laws may provide for “strict liability” for remediation costs, damages to natural resources or threats to public health and safety. Strict liability can render a party liable for damages without regard to negligence or fault on the part of the party. Some environmental laws provide for joint and several liabilities for remediation of spills and releases of hazardous substances and wastes. Joint and several liability can render one party liable for all damages arising from a spill or release even if other parties also contributed to the spill or release.

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

Environmental advocacy groups and regulatory agencies in the United States and other countries have been focusing considerable attention on the emissions of carbon dioxide, methane and other greenhouse gases and their role in climate change. Existing or future legislation and regulations related to greenhouse gas emissions and climate change, as well as government or private sector initiatives to conserve energy or promote the use of alternative energy sources, or reduce greenhouse gas emissions, may significantly curtail demand and production of fossil fuels such as oil and natural gas in areas of the world where our customers operate and thus adversely affect future demand for our services. For more information, see our regulatory disclosure titled “Environmental Regulation.” Additionally, scientists have concluded that increasing concentrations of greenhouse gases in the earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other adverse climatic events. If any such effects were to occur, they could result in damage to our equipment and our clients’ facilities and have an adverse effect on our financial condition and results of operations.

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

Increased attention to ESG matters and conservation measures may adversely impact our business.

Increasing attention to climate change, societal expectations on companies to address climate change, investor and societal expectations regarding voluntary ESG disclosures, and consumer demand for alternative forms of energy may result in increased costs, reduced demand for our services, reduced profits, increased investigations and litigation, and negative impacts on our stock price and access to capital markets. Increasing attention to climate change and environmental conservation, for example, may result in demand shifts for oil and natural gas products and additional governmental investigations and private litigation against oil and natural gas operators. To the extent that societal pressures or political or other factors are involved, it is possible that such liability could be incurred without regard to our causation of or contribution to the asserted damage, or to other mitigating factors. All of these factors have the potential to adversely affect demand for our services, our financial condition, results of operations, and cash flows.

Moreover, while we may make voluntary statements regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters. Consequently, while we continue to examine potential ESG related risks and opportunities, set goals, and implement mitigation measures, we cannot guarantee that these efforts will be successful. In addition, as this is a continuously evolving area, we can provide no assurance that our current assessment of ESG-related risks and opportunities is comprehensive or that the risks we identify and our conclusions about their effects and potential mitigation will not be subject to change.

In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings and recent activism directed at shifting funding away from companies with energy-related assets could lead to increased negative investor sentiment toward us and our industry and to the diversion of investment to other industries, which could have a negative impact on our stock price and our access to and costs of capital. Also, institutional lenders may decide not to provide funding for fossil fuel energy companies based on climate change related concerns, which could affect our access to capital.

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

Providing services on an integrated basis or long-term may also require us to assume additional risks associated with operating cost inflation, labor availability and productivity, supplier pricing and performance, and potential claims for liquidated damages. We might rely on third-party subcontractors and equipment providers to assist our customers with the completion of these types of contracts. To the extent that we cannot engage subcontractors or acquire equipment or materials in a timely manner and on reasonable terms or on terms consistent with the customer contract, our ability to complete a project in accordance with stated deadlines or at a profit may be impaired. If the amount we are required to pay for these goods and services exceeds the amount we have estimated in bidding for fixed-price work, we could experience losses in the performance of these contracts. These delays and additional costs may be substantial, and we may be required to compensate our customers for these delays. This may reduce the profit to be realized or result in a loss on a project and adversely affect our financial condition, results of operations, and cash flows.

Our failure to comply with complex U.S. and foreign laws and regulations could have a material adverse effect on our operations.

We are subject to complex U.S. and foreign laws and regulations, such as the U.S. Foreign Corrupt Practices Act and various other anti-bribery and anti-corruption laws. At this time, the U.K. Bribery Act has not been adopted to apply to British Virgin Islands companies, but does apply to any employees of us or our Subsidiaries that are U.K. citizens or residents, including any British overseas territory citizens, and any subsidiaries formed in the U.K. We may also be subject to trade control (including export controls) and trade sanctions laws and regulations that restrict the movement of certain goods and technologies to, and certain operations in, various countries or with certain persons. Thus, our ability to transfer people and products among certain countries will be subject to maintaining required licenses and complying with these laws and regulations. The internal controls, policies and procedures, and employee training and compliance programs we expect to implement to deter prohibited practices may not be effective in preventing employees, contractors or agents from violating or circumventing such internal policies or violating applicable laws and regulations. Any determination that we have violated or are responsible for violations of anti-bribery, trade control, trade sanctions or anti-corruption laws could have a material adverse effect on our financial condition and may result in fines and penalties, administrative remedies or restrictions on business conduct, and could have a material adverse effect on our reputation and our business.

Regulatory enforcement and accountability mechanisms have steadily changed the financial landscape for companies organized in the British Virgin Islands. One major regulatory development came in 2014 following the enactment in the United States of the Foreign Account Tax Compliance Act (“FATCA”) which was designed primarily to reduce tax evasion by U.S. persons using overseas accounts and financial services entities or institutions. FATCA requires certain types of foreign entities to identify and report specific information to the United States Internal Revenue Service (“IRS”) about U.S. taxpayers holding foreign accounts and financial assets. The reporting obligations under FATCA were directly implemented into British Virgin Islands Law in 2014, in relation to BVI entities carrying on certain activities.

Another key regulatory change came following the British Virgin Islands’ implementation of the “Common Reporting Standard” (“CRS”) into its financial services legislation and oversight. CRS reporting in the British Virgin Islands commenced during the second half of 2017. CRS obligations were specifically designed to fight against tax evasion, and, as with FATCA, the CRS system requires certain types of financial services entities or institutions established in the CRS jurisdiction to report certain financial account information to their national tax or other relevant authority, who then share that information automatically on an annual basis with other CRS partner jurisdictions. We are not currently required to comply with either CRS or FATCA.

We and U.S. persons working for us are subject to sanctions and export control regimes adopted by the United States and other jurisdictions.

We and U.S. persons working for us are subject to laws, reporting requirements or sanctions imposed by the United States or by other jurisdictions where we do business that may restrict or even prohibit us, U.S. persons, or certain of our affiliates from doing business in certain countries, or with designated companies in the oil and natural gas sector. The Middle East, Asia, and Africa are among the locations in which from time to time the United States, the United Nations, the United Kingdom or the European Union has imposed economic sanctions that restrict or impede contracting in identified sanctioned countries. We cannot predict what sanctions might be imposed in the future against any country in which we or our Subsidiaries might operate or might receive contracts for performing services. In addition, the U.S. Commerce Department and State Department administer export controls that regulate the types of commodities and technologies that can be sold or provided to certain countries or recipients if those items are subject to U.S. jurisdiction, and such controls are modified from time to time. Trade restrictions, export controls and sanctions could adversely impact our potential income, or our ability to pursue new undeveloped business objectives.

The United States government has implemented mechanisms to collect information on companies registered on the U.S. stock exchange related to certain business activities that might be sanctionable under the various U.S. sanctions programs if the foreign companies or their subsidiaries are U.S. companies. Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 requires an annual or quarterly “219 Report” to be filed with the SEC by any company registered on a U.S. stock exchange, and requires the company to disclose, as if the listed company were a U.S. entity, certain business activities relating to U.S. sanctions, which includes certain activities involving the Iranian energy sector, even if the activity is not prohibited by U.S. sanctions for the foreign company. Such reporting of any future activities that we or our Subsidiaries may engage in, could initiate an investigation by the U.S. government and require us to engage counsel to monitor or respond to such investigations. A 219 Report is required for knowingly engaging in certain activities, including activities that constitute an investment in the Iranian energy sector of $5 million each, or in the aggregate of over $20 million in a 12-month period, among other types of transactions. A 219 Report is also required for knowingly engaging in any transaction with certain individuals or entities identified in the U.S. Department of the Treasury’s Office of Foreign Assets Control’s (“OFAC”) List of Specially Designated Nationals (“SDNs”) and Blocked Persons (“SDN List”), whether or not located in Iran, depending on the reason such persons were designated as SDNs. The risk of an investigation or inadvertent action that relates to sanctioned activity could increase costs and have an adverse impact on financial conditions and results of operations.

Our operations in the Middle East and other countries could require us to incur additional costs in order to comply with U.S., U.K. and EU sanctions-related regulations restricting or prohibiting activities with certain individuals and entities.

The United States government, the UK government and the EU have established lists of corporations and people with which engaging in business by a person subject to the jurisdiction of such government authority is prohibited without a license. Persons or entities identified on the SDN List, under which the property and interests in property of designated persons (individuals and entities) are recorded, are blocked in the United States and when in the possession or control of U.S. persons. U.S. persons are broadly prohibited from engaging in transactions of any nature with persons on the SDN List. OFAC may designate an individual or entity on the SDN List for a variety of reasons, depending on the applicable sanctions program that serves as the authority for the designation. There is no advance notice or advance due process for the listed person. If any person were to be identified to an SDN List, no U.S. persons can be involved in contracting or providing services to or with such listed person without a license. Disclosure in a 219 Report is also required for knowingly engaging in any transaction or dealing with certain SDNs.

Similarly, the UK Government publishes a UK Sanctions List, which provides details of those persons or entities designated under the UK Sanctions and Anti-Money Laundering Act 2018, and the Office of Financial Sanctions Implementation (“OFSI”) also publishes a Consolidated List of Financial Sanction Targets, which covers all financial sanction designations imposed by the UK. UK financial sanctions apply to any individual or entity within the UK’s territory, or that carry out activities within the UK’s territory. UK nationals and entities, including their overseas branches, must comply with UK sanctions regardless of where they are located or where their activities take place. Financial sanction measures can include targeted asset freezes on individuals and entities, which may prohibit any persons or companies from (i) dealing with funds or economic resources belonging to, or controlled by, a designated person, or (ii) making any funds available, directly, indirectly or otherwise for the benefit of a designated person. Any suspected or actual breach must be reported to the OFSI, and breach of any financial sanctions may result in significant fines (or carry a penal sentence for individuals).

EU sanctions also target companies, groups, organizations, or individuals through similar measures including asset freezes or other economic measures. The European Commission similarly maintains an EU-specific consolidated list of persons, groups and entities subject to EU financial sanctions, with EU sanctions being binding on EU nationals or persons located in the EU or companies doing business in the EU.

Although we cannot be assured that no individual or entity in the Middle East or elsewhere with which we or our Subsidiaries have done business will not be identified on the SDN List or other relevant denied party lists in the future, we have confirmed that none our key employees, key vendors, or any companies with which we are currently conducting business, nor or any of our Subsidiaries, their key employees, key vendors, or any company with which they are currently conducting business are listed on the SDN List or similar lists in the EU and UK. If any customer, employee or vendor were to be listed on the SDN List in the future (or similar lists in the EU and UK), we will need to incur costs to seek legal advice to determine whether any further business could be conducted with such person or whether all business relationships with such person must cease.

We are subject to litigation risks that may not be covered by insurance.

In the ordinary course of business, we and our Subsidiaries may become the subject of various claims, lawsuits, and administrative proceedings seeking damages or other remedies concerning our commercial operations, employees, and other matters. We maintain insurance to cover certain potential losses and are subject to various self-insurance retentions and deductibles under our insurance policies. It is possible, however, that a judgment could be rendered against us in cases in which we could be uninsured and beyond the amounts that we currently have reserved or anticipate incurring for such matters. If we were to be sued under any of the agreements related to the Business Combinations or if we were made a party to lawsuits to which our Subsidiaries are currently a party, we could be exposed to one or more judgments that are in excess of what our management may believe that it should pay and would not likely be covered by insurance.

We may be unable to obtain or renew permits necessary for our operations, which could inhibit our ability to do business.

In order to perform our operations, we are required to obtain and maintain a number of government permits, licenses and approvals with terms and conditions containing a significant number of prescriptive limits and performance standards. While this is a common scenario for foreign investors operating in the region, we must comply with relevant foreign ownership restrictions and/or applicable licenses, permits, and approvals for the operation of foreign owned entities in the jurisdictions of the GCC. The GCC has made efforts to increase local content and in country value requirements. All the permits, licenses, approval limits, and standards require a significant amount of monitoring, record keeping, and reporting in order to demonstrate compliance with the underlying permit, license, approval limit or standard. Noncompliance or incomplete documentation of our compliance status may result in the imposition of fines, penalties and injunctive relief. A decision by a government agency to deny or delay the issuance of a new or existing material permit or other approval, or to revoke or substantially modify an existing permit or other approval, could adversely affect our ability to initiate or continue operations at the affected location or facility. Furthermore, such a decision could adversely affect our financial condition, results of operations, and cash flows.

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

Factors affecting the trading price of our ordinary shares and warrants may include:

●	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

●	changes in the market’s expectations about our operating results;

●	success of competitors;

●	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

●	changes in financial estimates and recommendations by securities analysts concerning us or the market in general;

●	operating and stock price performance of other companies that investors deem comparable to us;

●	our ability to market new and enhanced products on a timely basis;

●	changes in laws and regulations affecting our business;

●	commencement of, or involvement in, litigation involving us;

●	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

●	the volume of securities available for public sale;

●	any major change in our board or management;

●	the sale of a substantial amount of our ordinary shares and warrants by our directors, executive officers or significant stockholders or the perception that such sales could occur; and

●	general economic and political conditions such as recession, world health events, changes in interest rates, fuel prices, international currency fluctuations, and acts of war or terrorism, and the uncertainty and ongoing efforts to mitigate the spread of impacts of COVID-19, including, but not limited to, the severity and duration of the COVID-19 pandemic, the extent and effectiveness of containment measures, the availability and distribution of effective vaccines against COVID-19, the potential resurgence of COVID-19 or related strains, how quickly and to what extent normal economic and operating activity can resume, and the severity and duration of the global economic downturn that has resulted from the COVID-19 pandemic.

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

We may sell additional securities in subsequent public or private offerings. On December 31, 2020, 87,777,553 ordinary shares were outstanding and 35,540,380 warrants were outstanding. Our outstanding ordinary shares do not include ordinary shares issuable upon exercise of the warrants, which may be resold in the public market.

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

There is no guarantee that the public warrants will remain in the money, and they may expire worthless.

The exercise price for our warrants is $5.75 per one-half of an ordinary share. Warrants must be exercised for whole ordinary shares. While the warrants are currently “in the money,” there is no guarantee that the warrants will remain in the money at all times prior to their expiration on June 6, 2023 (five years after the completion of the NPS/GES Business Combination), and as such, the warrants may expire worthless.

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

 A cyber incident or attack could result in the disclosure of confidential or proprietary customer information, employee information, theft or loss of intellectual property, damage to our reputation with our customers and the market, failure to meet customer requirements or customer dissatisfaction, theft or exposure to litigation and enforcement actions including under data privacy laws and regulations, damage to equipment (which could cause environmental or safety issues) and other financial costs and losses. In addition, as cybersecurity threats continue to evolve, we may be required to devote additional resources to continue to enhance our protective measures or to investigate or remediate any cybersecurity vulnerabilities. We do not presently maintain insurance coverage to protect against cybersecurity risks. If we procure such coverage in the future, we cannot ensure that it will be sufficient to cover any particular losses we may experience as a result of such cyberattacks.

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

We have engaged in a number of related party transactions, the termination of which may inhibit business, and such transactions present possible conflicts of interest that could have an adverse effect on us.

We rely at times upon services and products supplied by related parties if no other suitable alternatives are available. For example, a related party vendor provides software services that supports certain of our operations in a country where we have a perpetual license to use an Enterprise Resource Planning system. However, the termination of the software services could result in a disruption of supporting business processes and require time and resources for sourcing replacement services and products.

In addition, these related party transactions create the possibility of conflicts of interest with regard to transactions involving Mubbadrah Investment LLC, Heavy Equipment Manufacturing & Trading LLC, Prime Business Solutions LLC, Nine Energy Service, Inc. and Basin Holdings US LLC. Such a conflict could cause such persons to seek to advance their economic interests above ours. Further, the appearance of conflicts of interest created by related party transactions could impair the confidence of our investors. While our board of directors regularly reviews these transactions, related party transactions presenting a conflict of interest could have a material adverse effect on our liquidity, results of operations and financial condition.

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

An investment in our securities may result in uncertain U.S. federal income tax consequences. For example, the U.S. federal income tax consequences of a cashless exercise of warrants included in the units sold in our initial public offering is unclear under current U.S. law. Prospective investors are urged to consult their tax advisers with respect to these and other tax consequences when purchasing, holding or disposing of our securities.

A majority of our directors live outside the United States and substantially all of our assets are located outside the United States; therefore, investors may not be able to enforce U.S. federal securities laws or their other legal rights.

A majority of our directors reside outside of the United States and substantially all of our assets are located outside of the United States. Thus, it may be difficult, or in some cases not possible, for investors in the United States to enforce their legal rights, to effect service of process upon all of our directors or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties on our directors under United States laws.

As a foreign private issuer in the United States, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer.

We are a foreign private issuer under the Exchange Act and, as a result, are exempt from certain rules under the Exchange Act. Under the Exchange Act we are subject to reporting obligations that, in certain respects, permit less detailed and/or less frequent disclosures than those of U.S. domestic reporting companies, which may limit the information publicly available to our shareholders. The rules we are exempt from include the proxy rules that impose certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required to file periodic reports and financial statements with the SEC as frequently, promptly or in as much detail as U.S. companies with securities registered under the Exchange Act. We are not required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information. Moreover, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares. Although the Company currently prepares its financial statements in accordance with U.S. GAAP, it is not required to do so, or to reconcile to U.S. GAAP, if it instead elects to prepare its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. As a result of such varied reporting obligations, shareholders should not expect to receive the same information at the same time as information provided by U.S. domestic companies.

We could lose our status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer, we would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). We will remain an “emerging growth company” for up to the first five years after our initial public offering. However, if our non-convertible debt issued within a three-year period exceeds $1.0 billion or revenues exceeds $1.07 billion, or the market value of our ordinary shares that are held by non-affiliates (as defined by the SEC) exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, we would cease to be an emerging growth company as of the following fiscal year. As an emerging growth company, we are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). We cannot predict if investors will find our ordinary shares less attractive because we may rely on these provisions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our shares and our share price may be more volatile.

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

We may relocate the home jurisdiction of our business from the British Virgin Islands to another jurisdiction. If we determine to do this, the laws of such jurisdiction could govern any of our material agreements where jurisdiction has not been contractually established. The system of laws and the enforcement of existing laws in such jurisdiction may not be as certain in implementation and interpretation as in the British Virgin Islands. Furthermore, certain U.S. laws would continue to apply to us regardless of where we are incorporated. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital.

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

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Company

National Energy Services Reunited Corp. is a British Virgin Islands corporation headquartered in Houston, Texas. The Company, through its wholly-owned subsidiaries, NPS and GES, is a regional provider of products and services to the oil and gas industry in the MENA and Asia Pacific regions. Our principal executive offices are located at 777 Post Oak Blvd., Suite 730, Houston, Texas 77056 and our telephone number is +1 (832) 925 3777. Our registered agent in the British Virgin Islands is Intertrust Corporate Services (BVI) Limited, which is located at Ritter House, Wickhams Cay II, P.O. Box 4041, Road Town, VG1110 Tortola, British Virgin Islands.

History and Business Development

NESR is one of the largest oilfield services providers in the MENA region.

Formed in January 2017, NESR started as a special purpose acquisition company (“SPAC”) designed to invest in the oilfield services space globally. NESR filed a registration statement for its initial public offering in May 2017. In November 2017, NESR announced the acquisition of two oilfield services companies in the MENA region: NPS and GES. The formation of NESR as an operating entity was completed on June 7, 2018, after the transactions were approved by NESR shareholders. On June 1, 2020, NESR further expanded its footprint within the MENA region when its NPS subsidiary acquired SAPESCO.

NESR’s revenues are primarily derived by providing production services (“Production Services”) such as hydraulic fracturing, cementing, coiled tubing, filtration, completions, stimulation, pumping and nitrogen services. NESR also provides drilling and evaluation services (“Drilling and Evaluation Services”) such as drilling downhole tools, directional drilling, fishing tools, testing services, wireline, slickline, fluids and rig services. NESR has significant operations throughout the MENA region including Saudi Arabia, Oman, Qatar, Iraq, Algeria, United Arab Emirates, Egypt, Libya and Kuwait.

Capital Expenditures

During the three most recent fiscal years, the Company’s capital expenditures were $231.3 million in the aggregate, comprising $90.3 million from the 2020 Successor Period, $107.9 million from the 2019 Successor Period, $23.2 million from the 2018 Successor Period, and $9.9 million from the 2018 Predecessor Period. The Company has utilized these capital expenditures to purchase equipment to support ongoing revenue growth. For more information on our capital expenditures and requirements, see Item 5B, “Liquidity and Capital Resources.”

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

Principal Activities

Production Services. Our Production Services segment includes the results of operations from services that are generally offered and performed during the production stage of a well’s lifecycle. These services include, but are not limited to, the following:

●	Hydraulic Fracturing – Hydraulic fracturing services are performed to enhance production of oil and natural gas from formations with low permeability and restricted flow of hydrocarbons. The process of hydraulic fracturing involves pumping a highly viscous, pressurized fracturing fluid, typically a mixture of water, chemicals and proppant, into a well casing or tubing in order to fracture underground mineral formations. These fractures release trapped hydrocarbon particles and free a channel for the oil or natural gas to flow freely to the wellbore for collection. Fracturing fluid mixtures include proppant that becomes lodged in the cracks created by the hydraulic fracturing process, “propping” them open to facilitate the flow of hydrocarbons upward through the well.

●	Coiled Tubing – We provide various coiled tubing services ranging from basic nitrogen lifting, fishing, milling, clean-out, scale removal and other complex well applications. We employ design software to predict the performance of coiled tubing string and fluid behavior. The work history and integrity of each coiled tubing work string is constantly monitored in real-time to allow our engineers to continually evaluate developments in coiled tubing applications. Our coiled tubing units are suitable for both onshore and offshore.

●	Stimulation & Pumping – We employ stimulation and pumping services in our operations. We currently offer acidizing of wells, cleaning jobs, the release of stuck pipes during drilling, pressure testing wells and inhibition jobs on gas wells.

●	Cementing – We have over 25 years of experience in primary and remedial cementing services across the MENA and Asia Pacific regions. Our cementing solutions include cementing equipment with complete automated density control capabilities, large volume batch mixers allowing larger volume of slurries to be mixed and pumped at homogeneous density and customized cement systems for specific applications such as gas migration, ultra-light weight, flexible cement, HTHP (high-temperature/high-pressure) and self-healing cement. We also have an extensive database of knowledge and experience.

●	Nitrogen Services – We offer a complete nitrogen service package through our nitrogen fleets. Our equipment incorporates a combination of low, intermediate, and high-rate units. Our operational capabilities range from stand-alone nitrogen services such as freeing stuck drill pipe and unloading or cleaning out wellbores, to supplying our coiled tubing, stimulation and cementing service with the essential gaseous components necessary for positive results in various applications.

●	Filtration Services – We provide filtration services through our two-stage, skid mounted, easy to handle filtration vessels. The primary and a secondary filtration stages are usually carried out together. We have filtered thousands of barrels on rig sites for reduced damage drilling as well as for UBD (Under Balanced Drilling) operations. We also provide frac tanks and pumping units as necessary.

●	Pipelines and Industrial Services – We provide pipeline services to plants and refineries including water filling and hydro testing, nitrogen purging, de-gassing and pressure testing, as well as cutting/welding and cooling down piping/vessels systems. Our equipment and resources include an existing fleet of nitrogen pump units, pig launchers and receivers, intelligent pigs, high rate pumping units at high and low pressure, and pipeline inspection services.

●	Water and Production Assurance –Our fleet of water well drilling rigs and portfolio of water treatment technologies (chemicals and filtration) allow us to serve the full water cycle. This includes the sourcing and treatment of water for oil and gas, municipal and industrial use and the disposal of water into selected aquifers. We also provide a portfolio of production assurance chemicals to assist hydrocarbon production from a specific reservoir in meeting the desired production target. This is achieved by collaborating with selected chemical companies and academic institutes and establishing an in-house technical team of engineers and laboratory capabilities.

●	Laboratory Services – Certain of our locations have a central laboratory to carry out analyses for field operations. These base laboratories are run by qualified personnel who provide support and services to mobile labs in the sites where we operate. Our laboratory services include cementing tests, thickening time, rheology, fluid loss, compressive strength, mud compatibility, and free water.

●	Artificial Lift Services – We provide vertical, deviated and horizontal rod pumping systems, analysis and optimization recommendations for fluid level and dynamometer testing, artificial lift optimization and data interpretation, long term monitoring and optimization, and associated field services. We also provide gas lift systems and downhole monitoring systems. We maintain a downhole pump workshop that is equipped with up-to-date equipment and tools, including pump testers, barrel honing and API beam pump gauges.

●	Completions – We provide surface and subsurface safety systems, high-pressure packer systems, flow controls, service tools, expandable liner technology, VIT (Vacuum Insulated Tubing) technology for steam applications, and engineering capabilities with manufacturing capacity and testing facilities. We focus on in-country value by taking a systems approach to well completions for maximum recovery in addition to intelligent completion architectures.

Drilling and Evaluation Services. Our Drilling and Evaluation Services segment includes the results of operations from services that are generally offered and performed during pre-production stages of a well’s lifecycle and related mainly to the operation of oil rigs. These services include, but are not limited to, the following:

●	Rigs and Integrated Services – Our fleet of rigs range from 200 horsepower (HP) to 1,500 HP and offer drilling capabilities for all type of wells with depths up to 4,000 meters. Our fleet includes 750 HP truck-mounted, fast moving rigs, which are ideal for both light and heavy work over campaigns as both rigs are equipped with full edge mud systems that can handle normal drilling activities. In addition, we provide a “One Stop Solution” that includes delivering and managing the full spectrum of services involved in the upstream sector from the provision of the rig to completion and testing of the well.

●	Fishing & Downhole – We provide highly innovative and reliable drilling tools and machine shop services for conventional and unconventional drilling applications. Our manufacturing capabilities include manufacturing flanges, subs, pup joints, pony drill collars and all types of cross overs. We also have the provision of threading and repair services for the oil and gas industry including the re-cutting of tubing and casing, repair of drilling and production tubular and well heads.

●	Thru-Tubing Intervention – We provide comprehensive oilfield solutions for all thru-tubing intervention requirement, from milling to thru-tubing fishing and thru-tubing well intervention.

●	Tubular Running Services – We provide traditional Tubular Running Services operated by highly trained personnel focused on safety, quality, efficiency and well integrity. Our Casing Running Tool technology enables simultaneous connection make-up, break-out, circulation and rotation, increasing the chance of getting casing to total depth safely and efficiently the first time.

●	Directional Drilling – Our directional drilling services provide a suite of solutions from conventional to unconventional drilling applications, including directional drilling, measurement while drilling, logging while drilling, drilling optimization, drilling engineering, borehole surveying, and surface mud logging.

●	Drilling Fluids – We provide drilling fluid systems and related technologies for a number of projects, including development drilling, exploration drilling and HPHT drilling, in accordance with international standards and regulations for both onshore and offshore projects.

●	Pressure Control – With a full range of wellhead products, flow control equipment and frac equipment, we can provide safe and efficient drilling and production. From pre-engineered products, to fully customized designs, we offer solutions for every application.

●	Well Testing Services – Our well testing services are used to measure solids, gas, oil and water produced from a well. We offer integrated well testing services in the exploration, appraisal and development phases of oil and gas wells. Our aim is to provide newer, faster and more precise testing results though innovation and superior service quality, and our services include surface well testing onshore and offshore, flow back packages, sand management, burner boom stack for gas flaring, smokeless burner, multi-phase flow meters (MPFM), zero-flaring packages, and water treatment and filtration.

●	Wireline Logging Services – Our fleet of logging trucks, offshore units, logging tools and pressure control equipment provides a wide variety of cased-hole logging services to our clients, including production and injection performance evaluation, stimulation performance evaluation, water shutoff determination, tubing and multiple casing integrity, acoustic leak detection, perforation, pipe recovery, cased hole formation evaluation, and interval isolation and borehole seal.

●	Slickline Services – Our slickline services cover the basic removal of scale, wax and sand build-up, setting plugs, changing out gas lift valves, fishing and other complex well applications.

ESG IMPACT. In January 2021, we launched a new Environmental, Social, and Corporate Governance IMPACT (“ESG IMPACT”) initiative to introduce innovative energy solutions and develop a portfolio of product lines and services aimed to mitigate climate change, enhance water management and conservation, and minimize environmental waste in the industry.

Management of produced water is a significant factor in the profitability and ESG KPIs of oil and gas companies. As an industry worldwide, the oil and gas sector produces more than 200 billion barrels of water per year. Approximately half of this amount is used for pressure management with the remainder put in disposable wells or left to evaporate. This in-field stranded produced water does not currently have infrastructure linking it to existing water-handling facilities or it is not economical to do so.

Our objective is to provide field-based solutions that deliver fresh water from produced water as well as to deliver alternatives to traditional industry use of higher quality aquifer water for oil field applications. We are currently working with Salttech SA, a water-treatment technology company based in the Netherlands, on developing several plants to convert high salinity produced water into fresh water. In the aquifer space, our focus is on providing water from previously unusable water resources due to high sulphate content in order to reduce industry reliance on high quality aquifers. We are evaluating potential plant and field capabilities with Clean TeQ, an Australian-based clean technology company that currently operates an antimony treatment plant in Oman.

Our ultimate goal with respect to water conservation is to impact the community and provide fresh water to villages around us. Depending on the location of the treated produced water, we believe it can be reused for agriculture activity around the oil fields, for trees planted to capture CO2 and methane for carbon credits, and for different drilling or fracking operations resulting in a reduction in our (and the industry’s) carbon footprint.

Another focus of ESG IMPACT is the development of advanced technologies in the areas of methane detection and control to reduce emissions. Our prospective climate change mitigation product line is expected to include state-of-the-art real-time monitoring of greenhouse gas emissions from all aspects of operations, including well-head, gathering stations and gas processing facilities, and we are in the process of evaluating key monitoring technologies. We are also pursuing technology that we believe will enable us to use excess gas at the well site, which is traditionally flared, to power the potential water treatment plants.

Principal Markets

The Company’s operations and activities are located within certain geographies, primarily in the MENA region. The revenue earned by geographic area, based on drilling location, was as follows for the periods presented:

	Successor (NESR)			Predecessor (NPS)
	Period from	Period from	Period from	Period from
	January 1	January 1	June 7	January 1
	to December 31,	to December 31,	to December 31,	to June 6,
	2020	2019	2018	2018

MENA	$823,247	$647,434	$345,047	$134,479
Rest of World	10,899	10,951	3,543	2,548
Total	$834,146	$658,385	$348,590	$137,027

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

Customers

Revenues from four customers of the Successor (NESR) individually accounted for 57%, 12%, 4% and 3% of the Successor’s (NESR’s) consolidated revenues in the year ended December 31, 2020, 45%, 16%, 8% and 6% of the Successor’s (NESR’s) consolidated revenues in the year ended December 31, 2019, 42%, 17%, 10% and 5% of the Successor’s (NESR’s) consolidated revenues in the period from June 7 to December 31, 2018, 49%, 0%, 16% and 9% of Predecessor’s (NPS’) consolidated revenues in the period from January 1 to June 6, 2018.

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

Material Effects of Governmental Regulations

Our business is significantly affected by country, regional, and local laws and other regulations. These laws and regulations relate to, among other things:

●	worker safety standards;

●	the protection of the environment and natural resources;

●	the storage, handling, transportation, use and disposal of hazardous materials; and

●	the mobilization of our equipment to, and operations conducted at, our work sites.

Numerous permits are required for the conduct of our business and operation of our various facilities and equipment. These permits can be revoked, modified or renewed by issuing authorities based on factors both within and outside our control.

We cannot predict the level of enforcement of existing laws and regulations or how such laws and regulations may be interpreted by enforcement agencies or court rulings in the future. We also cannot predict whether additional laws and regulations will be adopted, including changes in regulatory oversight, increase of federal, state or local taxes, increase of inspection costs, or the effect such changes may have on us, our businesses or our financial condition. However, failure to comply with laws, regulations, or permits may result in fines, the imposition of remedial obligations, or other penalties that have a material impact on our operations, including (in some instances) the revocation of necessary authorizations.

Environmental Regulation

In the countries where we operate, we are subject to environmental laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection and occupational health and safety, including regulations related to greenhouse gas emissions and hydraulic fracturing. The trend in environmental regulation has been to place more restrictions and limitations on activities that may adversely affect the environment, and thus any changes in environmental laws and regulations or re-interpretation of enforcement policies that result in more stringent and costly regulatory requirements could have a material adverse effect on our business, liquidity position, financial condition, results of operations and prospects. We may be unable to pass on such increased compliance costs to our customers. Where applicable we have obtained and maintain licenses to operate through the local ministry of environment or similar governmental authority. We have established and implemented an environmental health and safety management system based on ISO 14001 and OHSAS 18001. In addition, we remain accountable to each customer or operator we service and ensure that full compliance is maintained based on each customer’s requirements. Although our operations are subject to a variety of regulations across multiple jurisdictions, a summary of the most pertinent regulations affecting our operations is provided below.

Air and Climate

Certain of our operations result in the emissions of regulated air pollutants, which may require permits in certain jurisdictions where we operate. Many countries impose limitations on air emissions and require adherence to certain maintenance, work practice, reporting, recordkeeping, and other requirements. Failure to obtain a permit or to comply with permit or other regulatory requirements could result in the imposition of sanctions, including administrative, civil and criminal penalties. In addition, we or our customers could be required to shut down or retrofit existing equipment, leading to additional capital or operating expenses and operational delays.

Additionally, the threat of climate change continues to attract considerable attention in the United States and foreign countries. Numerous proposals have been made and could continue to be made at multiple levels of government to monitor and limit existing emissions of greenhouse gases as well as to restrict or eliminate such future emissions. As a result, our operations as well as the operations of our oil and natural gas exploration and production customers are subject to a series of risks associated with the production and processing of fossil fuels and emission of greenhouse gases.

Multiple jurisdictions have adopted laws that require the monitoring, reporting, or reduction of emissions of certain greenhouse gases from the oil and gas sector. Additionally, several jurisdictions have adopted policies to reduce the consumption of fossil fuels, which may ultimately result in decreased demand for our services. Internationally, the United Nations-sponsored Paris Agreement requires member states to submit non-binding, individually-determined reduction goals every five years after 2020. Most of the jurisdictions where we operate have ratified the Paris Agreement and, as a result, developed emissions reduction goals, several of which focus on reducing the emissions from the oil and gas sector or promoting the use of renewable energy or energy efficiency technologies.

Litigation risks are also increasing, as various parties (including individuals, local governments, and environmental activists) have brought suit in a number of jurisdictions. Although novel legal theories continue to be developed, many of these suits are brought on one of the following themes: (1) governments have a duty to reduce greenhouse gas emissions within their jurisdiction; (2) oil and gas companies are liable for various asserted damages associated with the production of fuels that contributed to climate change; or (3) oil and gas companies have been aware of the adverse effects of climate change for some time but failed to adequately disclose those impacts to investors or consumers.

There are also increasing financial risks for fossil fuel companies. Shareholders may elect in the future to shift some or all of their investments into non-energy related sectors. Institutional lenders who provide financing to fossil fuel energy companies also have become more attentive to sustainable lending practices and some of them may elect not to provide funding for fossil fuel energy companies. There is also a risk that financial institutions will be required to adopt policies that have the effect of reducing the funding provided to the fossil fuel sector. Multiple financial regulators have adopted, or are considering adopting, climate stress-testing or disclosure requirements.

The adoption and implementation of new or more stringent legislation, regulations or other regulatory initiatives that impose more stringent standards for greenhouse gas emissions from the oil and natural gas sector or otherwise restrict the areas in which this sector may produce oil and natural gas or generate greenhouse gas emissions could result in increased costs of compliance or costs of consuming, and thereby reduce demand for, oil and natural gas, which could reduce demand for our services and products. Additionally, litigation and financial risks may result in our oil and natural gas customers restricting or cancelling production activities, incurring liability for infrastructure damages as a result of climatic changes, or impairing their ability to continue to operate in an economic manner, which also could reduce demand for our services and products.

Water

Most of the countries in which we operate have laws and regulations in place referencing water discharge particularly in the vicinity of inhabited areas or regulated waterways. Multiple jurisdictions also regulate the disposal of produced water associated with the hydraulic fracturing process. Restrictions and controls regarding the unauthorized discharge of pollutants, including produced waters and other oil and gas wastes, into regulated waters are in place but not always subject to formal assessments by the regulators. We are working to ensure that our facilities have adequate drainage, sumps, and appropriate sedimentation tanks where required. Integrity of primary and secondary containment systems, and ensure spill prevention controls and countermeasures plans are in place to minimize the impact of potential releases or spills.

Waste and Hazardous Materials

Our operations use and generate hazardous substances and wastes. Accordingly, we could become subject to material liabilities relating to the investigation and cleanup of potentially contaminated properties, and to claims alleging personal injury or property damage as the result of exposures to, or releases of, hazardous substances or wastes. Applicable laws may provide for “strict liability” for remediation costs, damages to natural resources or threats to public health and safety. Some environmental laws provide for joint and several liability for remediation of spills and releases of hazardous substances and wastes. Joint and several liability can render one party liable for all damages arising from a spill or release even if other parties also contributed to the spill or release.

Health and Safety Regulation

We are subject to certain requirements that regulate the protection of health and safety. We are committed to providing a safe workplace. Our health and safety (HSE) standards are influenced by a combination of the U.S. Occupational Safety and Health Act and the International Association of Oil and Gas Producers, a global forum whose members identify and share best practices to achieve improvements. Our HSE policy objectives include:

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

We review and implement many practices to meet these objectives, but we cannot guarantee that we will implement every practice that we review or that these practices will fully achieve our stated objectives.

C. ORGANIZATIONAL STRUCTURE

For a full listing of our significant subsidiaries as of December 31, 2020, see Exhibit 8.1 to this Annual Report.

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

A. OPERATING RESULTS

Overview

We are a regional provider of services to the oil and gas industry in the MENA and Asia Pacific regions. We currently operate in over 15 countries, with a strong presence in Saudi Arabia, Oman, Qatar, Iraq, Algeria, United Arab Emirates, Egypt, Libya and Kuwait. Our company was founded with a vision of creating a regional provider for oilfield services that offers a full portfolio of solutions for our customers throughout the region with a strong focus on supporting the economies in which we operate. Environmental, social and governance (“ESG”) considerations are central to our company, and we believe that employing local staff and fully integrating with regional economies is a critical part of the social component of our ESG philosophy; in addition, we have found that promoting high local content in our operations optimizes our cost structure, enhancing our ability to generate free cash flow in various commodity price environments. With its vast reserves of oil and gas, the MENA region continues to dominate in its role as a vital source of global energy supply and stability. Our services include a broad suite of offerings that are essential in the drilling and completion of new oil and natural gas wells and in the remedial work on existing wells, both onshore and offshore, including completion services and equipment and drilling and evaluation services and equipment.

Factors Affecting our Results of Operations

Global E&P Trends and Oil Prices

We provide oilfield services to exploration and production companies with operations in the onshore and offshore oil and gas sectors in the MENA region, particularly the Middle East, and Asia Pacific regions. Demand for our services is mainly driven by our customers’ operations and is therefore linked to global commodity prices and expectations about future prices, rig activity and other factors.

In December 2019, the emergence of a new strain of the COVID-19 was reported in China that subsequently spread across China, the MENA region, and the rest of the world, including the United States. As a result of the outbreak, travel restrictions, quarantines, shelter-in-place orders and similar measures taken by governments and companies have had a significant impact on global commerce and the price of oil. Since early March 2020, the global oil markets have experienced a precipitous decline in oil prices in response to concerns regarding the potential impacts of the COVID-19 outbreak on worldwide oil demand. On April 20, 2020, oil prices for May deliveries of West Texas Intermediate (WTI) crude oil turned negative as demand for oil collapsed despite OPEC countries and Russia agreeing to cut production. Prices have subsequently rallied on the strength of production cuts from most oil producing countries.

To date, the outbreak of COVID-19 and decrease in worldwide oil prices and demand have not significantly impacted our business operations and financial position. Occasional invoice processing delays for both accounts receivable and accounts payable have been mitigated by improved working capital management. The extent to which our future financial results are affected by COVID-19 will depend on factors and consequences beyond our control, such as the length and scope of the pandemic, the development, distribution, and administration of COVID-19 vaccines and the efficacy thereof, further actions taken by governments and the private sector in response to the pandemic, and the rate and effectiveness of responses to combat COVID-19. The risk factors identified elsewhere in this Annual Report on Form 20-F could be further aggravated by the conditions of the global economy originating from COVID-19. In addition, our operational results may also be materially adversely affected in a manner that is either not currently known or that we do not currently consider to be a significant risk.

Cyclical Nature of Sector

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

Drilling Environments

Based on energy industry data, the bulk of oil production comes from onshore activity while offshore oil production currently provides an estimated 30% of all global oil supply. We provide services to exploration and production (“E&P”) companies with both onshore and offshore drilling operations. Offshore drilling generally provides higher margins to service providers due to greater complexity, logistical challenges and the need for innovative solutions.

Geographic Concentration; Middle Eastern Operations

During 2020, 98% of our revenue came from the MENA region, particularly the Middle East. The Middle East has almost half of the world’s proven oil reserves and accounts for almost a third of oil production, according to the BP Statistical Review of World Energy 2020 (69th edition). Given the low break-even price of production, it is a key region for oilfield service companies. Most oil and gas fields in the Middle East are legacy fields on land or in shallow waters. These fields are largely engaged in development drilling activity, driven by the need for redevelopment, enhanced oil recovery via stimulation and the drilling of new production wells. Further, a number of gas fields scheduled to be developed in the near future will require oilfield services. As a result, our capital expenditure and related financing needs may increase materially in the future.

In addition, regional drilling operations may be impacted by local political and economic trends. Due to the concentration of our operations in the MENA region, and particularly the Middle East, our financial condition and results of operations may be impacted by geopolitical, political or economic instability affecting the countries in which we operate, including reduced production and drilling activities and disruptions from the COVID-19 outbreak, extended periods of low oil prices and decreased oil demand, armed conflict, imposition of economic sanctions, changes in governments and currency devaluations, among others.

Many MENA countries rely on the energy sector as the major source of national revenues. Even at lower oil and gas prices, such oil and gas dependent economies have continued to maintain significant production and drilling activities. Further, given that Middle East markets have among the lowest break-even prices of production, they can continue to produce profitably at significantly lower commodity prices.

Key Components of Revenues and Expenses

Revenues

We earn revenue from our broad suite of oilfield services, including coiled tubing, hydraulic fracturing, cementing, stimulation and pumping, well testing services, drilling services and rental, fishing and remediation, drilling and workover rigs, nitrogen services, wireline logging services, turbines drilling, directional drilling, filtration services and slickline services, among others. Revenues are recognized when performance obligations are satisfied in accordance with contractual terms, in an amount that reflects the consideration the Company expects to be entitled to in exchange for services rendered or rentals provided. A performance obligation arises under contracts with customers to render services or provide rentals and is the unit of account under Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. The Company accounts for services rendered and rentals provided separately if they are distinct and the service or rental is separately identifiable from other items provided to a customer and if a customer can benefit from the services rendered or rentals provided on its own or with other resources that are readily available to the customer. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. A contract’s standalone selling prices are determined based on the prices that the Company charges for its services rendered and rentals provided. Most of the Company’s performance obligations are satisfied over time, which is generally represented by a period of 30 days or less. The Company’s payment terms vary by the type of products or services offered. The term between invoicing and when the payment is due is typically 30-60 days per contract.

Cost of services

Cost of services primarily includes staff costs for service personnel, purchase of non-capitalized material and equipment (such as tools and rental equipment), depreciation relating to capital assets used in our operations, vehicle and equipment rental and maintenance and repair.

Selling, general and administrative (“SG&A”) expense

SG&A expense primarily includes salary and employee benefits for non-production personnel (primarily management and administrative personnel), professional service fees, office facilities and equipment, office supplies and non-capitalized office equipment and depreciation of office furniture and fixtures.

Amortization

Amortization expense primarily includes amortization of intangible assets associated with acquired customer contracts, trademarks and tradenames.

Interest expense, net

Interest expense primarily consists of interest on outstanding debt, net of interest income.

Other income (expense), net

Other operating income (expenses) primarily consists of adjustments to contingent consideration liabilities recognized in business combination accounting, gain/loss on disposal of Property, plant and equipment, net, bank charges and foreign exchange gains and losses.

Key Performance Indicators

Historically, we have tracked two principal non-financial performance indicators that are important drivers of our results of operations: oil price and rig count. Oil price is important because the level of spending by E&P companies, our principal customers, is significantly influenced by anticipated future prices of oil, which is typically indicative of expected supply and demand. Changes in E&P spending, in turn, typically result in an increased or decreased demand for our services. Rig count, particularly in the regions in which we operate, is an indicator of the level of activity and spending by our E&P customers and has historically been an important indicator of our financial performance and activity levels. More recently, our customers in certain parts of the MENA region have increased their efforts to commercialize natural gas, particularly from unconventional formations. Over time, we anticipate that the market for natural gas will also become a key performance indicator for the Company.

The following table shows rig count (Source: Baker Hughes Published Rig Count Data) and oil prices as of the dates indicated:

	As of December 31,
	2020	2019	2018

Rig count:
MENA	276	491	456
Rest of World – outside of North America	389	613	569
Total	665	1,104	1,025

Europe Brent Spot Price FOB (per barrel)	$51.22	$67.77	$50.57

Basis of Presentation of Financial Information

Business Combination Accounting and Presentation of Results of Operations

As a result of the NPS/GES Business Combination, NESR was determined to be the accounting acquirer and NPS was determined to be the predecessor for SEC reporting purposes. Pursuant to Accounting Standard Codification (“ASC”) 805, Business Combinations (“ASC 805”), the acquisition-date fair value of the purchase consideration paid by NESR to affect the NPS/GES Business Combination was allocated to the assets acquired and the liabilities assumed based on their estimated fair values. As a result of the application of the acquisition method of accounting resulting from the NPS/GES Business Combination, the financial statements and certain notes to the financial statements included in Item 18, “Financial Statements” of this Annual Report separate our presentations into two distinct sets of reporting periods, the period before the date of consummation of the NPS/GES Business Combination (“Predecessor Period”) and the period after that date (“Successor Period”), to indicate the application of the different basis of accounting between the periods presented. The Predecessor Period reflects the historical financial information of NPS prior to the NPS/GES Business Combination, while the Successor Period reflects our consolidated financial information, including the results of NPS and GES, after the NPS/GES Business Combination. The successor period is from June 7, 2018 to December 31, 2018 (“2018 Successor Period”), January 1, 2019 to December 31, 2019 (“2019 Successor Period”), and January 1, 2020 to December 31, 2020 (“2020 Successor Period”), and the predecessor period is from January 1, 2018 to June 6, 2018 (“2018 Predecessor Period”). References to the “2018 periods” below refers to the aggregation of results from the 2018 Predecessor Period and 2018 Successor Period to enhance comparability with 2019 amounts.

Our statement of operations subsequent to the NPS/GES Business Combination includes depreciation and amortization expense on the NPS and GES property, plant, and equipment and intangible assets balances resulting from the fair value adjustments made under the new basis of accounting. Certain other items of income and expense, particularly depreciation and amortization were also impacted and NPS stand-alone results are presented as the Predecessor. Therefore, our financial information prior to the NPS/GES Business Combination is not comparable to our financial information subsequent to the NPS/GES Business Combination.

Segments

We operate our business and report our results of operations through two operating and reporting segments, Production Services and Drilling and Evaluation Services, which aggregate services performed during distinct stages of a typical life cycle of an oil well.

Production Services. Our Production Services segment includes the results of operations from services that are generally offered and performed during the production stage of a well’s lifecycle. These services mainly include hydraulic fracturing, cementing, coiled tubing, filtration, completions, stimulation, pumping and nitrogen services. Our Production Services accounted for 67%, 62%, 62%, and 82% of our revenues for the 2020 Successor Period, 2019 Successor Period, 2018 Successor Period, and 2018 Predecessor Period, respectively.

Drilling and Evaluation Services. Our Drilling and Evaluation Services segment includes the results of operations from services that are generally offered and performed during pre-production stages of a well’s lifecycle and related mainly to the operation of oil rigs. The services mainly include well testing services, drilling services and rental, fishing and remediation, drilling and workover rigs, wireline logging services, turbines drilling, directional drilling, slickline services and drilling fluids, among others. Our Drilling and Evaluation Services accounted for 33%, 38%, 38%, and 18% of our revenues for the 2020 Successor Period, 2019 Successor Period, 2018 Successor Period, 2018 Predecessor Period, respectively. Please see Item 4B, “Business Overview” in this Annual Report for a description of our reportable segments.

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

2020 compared to 2019

The following table presents our consolidated statement of operations data for the periods indicated:

	(In US$ thousands, except share data and per share amounts)
	Successor (NESR)
	Period from	Period from
	January 1	January 1
	to December 31,	to December 31,
Description	2020	2019

Revenues	$834,146	$658,385
Cost of services	(678,720)	(506,799)
Gross profit	155,426	151,586
Selling, general and administrative expense	(72,077)	(63,840)
Amortization	(15,817)	(15,932)
Operating income	67,532	71,814
Interest expense, net	(15,879)	(18,971)
Other income / (expense), net	9,139	(408)
Income before income tax	60,792	52,435
Income tax expense	(10,705)	(13,071)
Net income / (loss)	50,087	39,364
Net income / (loss) attributable to non-controlling interests	-	-
Net income attributable to shareholders	$50,087	$39,364

Weighted average shares outstanding:
Basic	88,845,618	86,997,554
Diluted	88,990,657	86,997,554

Net earnings per share:
Basic	$0.56	$0.45
Diluted	$0.56	$0.45

Revenue. Revenue was $834.1 million for the 2020 Successor Period, compared to $658.4 million for the 2019 Successor Period.

The table below presents our revenue by segment for the periods indicated:

	(In US$ thousands, except share data and per share amounts)
	Successor (NESR)
	Period from	Period from
	January 1	January 1
	to December 31,	to December 31,
Description	2020	2019

Reportable Segment:
Production Services	$556,121	$405,654
Drilling and Evaluation Services	278,025	252,731
Total Revenue	$834,146	$658,385

Production Services revenue was $556.1 million for the 2020 Successor Period, compared to $405.7 million for the 2019 Successor Period. The increase in revenue was primarily due to increased hydraulic fracturing activities in Saudi Arabia.

Drilling and Evaluation Services revenue was $278 million for the 2020 Successor Period, compared to $252.7 million for the 2019 Successor Period. The increase in revenue was primarily due to additional activity in Saudi Arabia.

Cost of services. Cost of services was $678.7 million for the 2020 Successor Period, compared to $506.8 million for the 2019 Successor Period. The increase in cost of services was primarily due to increased hydraulic fracturing activities in Saudi Arabia. Cost of services as a percentage of total revenue was 81% and 77% for the 2020 Successor Period and the 2019 Successor Period, respectively. The change in cost of services as a percentage of total revenue is mainly due to a change in revenue mix between business lines with lower and higher margins. Cost of services included depreciation expense of $105.0 million and $72.2 million for the 2020 Successor Period and the 2019 Successor Period, respectively. Depreciation expense has increased due to additional capital expenditures throughout 2020.

Gross profit. Gross profit as a percentage of total revenue was 19% and 23% for the 2020 Successor Period, and the 2019 Successor Period, respectively. The reason for the change is described under “Revenue” and “Cost of services.”

SG&A expense. SG&A expense, which represents costs associated with managing and supporting our operations, was $72.1 million for the 2020 Successor Period, compared to $63.8 million for the 2019 Successor Period. SG&A as a percentage of total revenue was 9% and 10% for the 2020 Successor Period and the 2019 Successor Period, respectively. The decrease in SG&A expense as a percentage of total revenue from 2019 to 2020 is primarily due to an increase in activity without a corresponding increase in costs associated with managing and supporting our operations.

Amortization expense. Amortization expense was $15.8 million for the 2020 Successor Period, compared to $15.9 million for the 2019 Successor Period. Amortization expense is driven mainly by acquired intangible assets resulting from the acquisitions of GES and NPS in 2018 and to a lesser extent, intangible assets acquired in the acquisition of SAPESCO during the second quarter of 2020.

Interest expense, net. Interest expense, net, was $15.9 million for the 2020 Successor Period, compared to $19.0 million for the 2019 Successor Period. The decrease in interest expense during the 2020 Successor Period as compared to the 2019 Successor Period, is mainly attributable to lower interest rates obtained in the May 2019 refinancing of our credit facilities.

Other (expense) income, net. Other (expense) income, net, was $9.1 million for the 2020 Successor Period, compared to ($0.4) million for the 2019 Successor Period. The difference between periods is primarily due to a gain recognized on the difference between the value of SAPESCO contingent consideration on the acquisition date as compared to expected settlement value as of the reporting date. See note 4. Business Combinations.

Income tax expense (benefit). Income tax expense (benefit) was $10.7 million for the 2020 Successor Period, compared to $13.1 million for the 2019 Successor Period. The decrease in the effective tax rate from 2019 to 2020 is primarily the result of the non-taxable gain recognized on SAPESCO contingent consideration. See Note 17, Income Taxes, to our consolidated financial statements included in Item 18, “Financial Statements” of this Annual Report.

Net income. As a result of the foregoing, net income was $50.1 million for the 2020 Successor Period, compared to $39.4 million for the 2019 Successor Period.

Supplemental Segment Operating Income Discussion

During the year ended December 31, 2020, the Company modified its segment reporting disclosure to present segment operating income. All periods presented have been restated to reflect the change. The change better aligns the Company’s disclosure with the U.S. GAAP measure of profit used by the Chief Operating Decision Maker (“CODM”) in making decisions about allocating resources and assessing performance. Segment operating income does not include general corporate expenses, such as corporate overhead (costs incurred at the Company’s global and regional headquarter locations), share-based compensation, and transaction and integration costs, as these expenses are not allocated to the Company’s reportable segments and not reported to the Company’s CODM. See Note 19, Reportable Segments, to our consolidated financial statements included in Item 18, “Financial Statements” of this Annual Report.

	(In US$ thousands, except share data and per share amounts)
	Successor (NESR)
	Period from	Period from
	January 1	January 1
	to December 31,	to December 31,
Description	2020	2019

Reportable Segment:
Production Services	$74,472	$79,571
Drilling and Evaluation Services	32,391	29,031

Production Services segment operating income was $74.4 million for the 2020 Successor Period, compared to $79.6 million for the 2019 Successor Period. The change in segment operating income was largely attributable to higher depreciation expense.

Drilling and Evaluation segment operating income was $32.4 million for the 2020 Successor Period, compared to $29.0 million for the 2019 Successor Period. The change in segment operating income was largely attributable to higher revenue period-over-period.

2019 Compared to 2018

The following table presents our consolidated statement of operations data for the periods indicated:

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

Cost of services. Cost of services was $506.8 million for the 2019 Successor Period compared to $249.2 million for the 2018 Successor Period and $104.2 million for the 2018 Predecessor Period, or $353.4 million in total for the 2018 periods. Cost of services as a percentage of total revenue was 77%, 71% and 76%, for the 2019 Successor Period, 2018 Successor Period, and 2018 Predecessor Period, respectively. The change in cost of services as a percentage of total revenue is mainly due to a change in revenue mix between business lines with lower and higher margins and new contract startup costs. Cost of services included depreciation expense of $72.2 million, $33.0 million, and $17.3 million, in the 2019 Successor Period, 2018 Successor Period, and 2018 Predecessor Period, respectively. Depreciation expense during the Successor Period has increased due to additional capital expenditures throughout the Successor Period, especially as compared to the Predecessor Period.

Gross profit. Gross profit as a percentage of total revenue in the 2019 Successor Period, the 2018 Successor Period and the 2018 Predecessor Period was 23%, 29% and 24%, respectively. The reason for the change is described above.

Selling, general and administrative expense. SG&A expense, which represents costs associated with managing and supporting our operations, was $63.8 million for the 2019 Successor Period compared to $36.7 million for the 2018 Successor Period and $20.0 million for the 2018 Predecessor Period, or $56.7 million in total for the 2018 periods. SG&A as a percentage of total revenue was 10%, 11% and 15%, for the 2019 Successor Period, 2018 Successor Period, and 2018 Predecessor Period, respectively. The reduction of expenses as percentage of revenue for the 2019 Successor Period is primarily due to integration cost savings realized following the NPS/GES Business Combination, along with revenue growth.

Amortization expense. Amortization expense was $15.9 million for the 2019 Successor Period compared to $10 thousand for the 2018 Predecessor Period and $9.4 million for the 2018 Successor Period, or $9.4 million in total for the 2018 periods. The increase in the Successor Period amortization was driven mainly by acquired intangible assets resulting from the NPS/GES Business Combination.

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

Income tax expense (benefit). Income tax expense (benefit) was $13.1 million for the 2019 Successor Period compared to $2.3 million for the 2018 Predecessor Period and $9.4 million for the 2018 Successor Period, or $11.8 million in total for the 2018 periods. The increase in the effective tax rate from 2018 to 2019 is primarily the result of higher qualifying and start-up costs in 2019 that did not benefit the rate. See Note 17, Income Taxes, to our consolidated financial statements included in Item 18, “Financial Statements” of this Annual Report.

Net income. As a result of the foregoing, net income was $39.4 million for the 2019 Successor Period compared to $6.7 million for the 2018 Predecessor Period and $35.0 million for the 2018 Successor Period, or $41.7 million in total for the 2018 periods.

Supplemental Segment Operating Income Discussion

	(In US$ thousands, except share data and per share amounts)
	Successor (NESR)		Predecessor (NPS)
Description	Period from January 1 to December 31, 2019	Period from June 7 to December 31, 2018	Period from January 1 to June 6, 2018
Reportable Segment:
Production Services	$79,571	$59,007	$25,459
Drilling and Evaluation Services	29,031	24,931	893

Production Services segment operating income was $79.6 million for the 2019 Successor Period compared to $59.0 million for the 2018 Successor Period and $25.5 million for the 2018 Predecessor Period, or $84.5 million in total for the 2018 periods. The change in segment operating income was due primarily to product mix.

Drilling and Evaluation Services segment operating income was $29.0 million for the 2019 Successor Period compared to $24.9 million for the 2018 Successor Period and $0.9 million for the 2018 Predecessor Period, or $25.8 million in total for the 2018 periods. The increase in segment operating income was driven by strong well testing activities in Saudi and Iraq.

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

Goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require. We perform our goodwill impairment assessment for each reporting unit, which is the same as our reportable segments, Production Services and Drilling and Evaluation Services. We perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount. If we determine, as a result of its qualitative assessment, that it is not more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, no further testing is required. If we determine, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, a goodwill impairment assessment is performed using a two-step, fair value-based test. Under the first step, goodwill is reviewed for impairment by comparing the carrying value of the reporting unit’s net assets (including allocated goodwill) to the fair value of the reporting unit. The fair value of the reporting units is determined using a discounted cash flow approach based on management’s short-term and long-term forecast of operating performance and a market multiples-based approach using published information for comparable companies. Equal weights were applied to each of the valuation methods in determining the fair value of the reporting units as the Company judged the discounted cash flow and market multiples-based approaches to be equally representative of the reporting units’ fair value.

Determining the fair value of a reporting unit requires judgment and the use of significant estimates and assumptions. Such estimates and assumptions include revenue growth rates, discount rates operating margins, forecasted capital expenditures, weighted average costs of capital, market share and future market conditions, among others. If the reporting unit’s carrying value is greater than its fair value, a second step is performed whereby the implied fair value of goodwill is estimated by allocating the fair value of the reporting unit in a hypothetical purchase price allocation analysis. If the amount of goodwill resulting from this hypothetical purchase price allocation is less than the carrying value of the reporting unit’s goodwill, the recorded carrying value of goodwill is written down to the implied fair value.

The Company estimated that the aggregate fair value of its two reporting units as of October 1, 2020, its most recent annual goodwill impairment test date, was $1.4 billion. The Company’s market capitalization as of October 1, 2020 was $544.2 million based on an October 1, 2020 share price of $6.20 and 87,777,553 common shares outstanding. It is the Company’s opinion that the share price was not representative of the implied fair value as of October 1, 2020 due to control premium, the Company’s strong operational performance in comparison to the prevailing trends in oil prices and the financial performance of industry peers, and non-public information of which management is privy but is not reflected in the share price. In determining the control premium, management has considered current and historical industry transactions prior to valuation.

Intangible assets

Our intangible assets with finite lives consist of customer contracts and trademarks and trade names primarily acquired in connection with the NPS/GES Business Combination. The cost of intangible assets with finite lives is amortized over the estimated period of economic benefit, ranging from eight to 10 years. Asset lives are adjusted whenever there is a change in the estimated period of economic benefit. No residual value has been assigned to these intangible assets.

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

Revenue is recognized for each performance obligation when the customer obtains control of the service the Company is providing. For most services, control is obtained over time as (1) the customer simultaneously receives and consumes the benefits provided by the Company’s performance as Company employees perform and (2) the Company’s performance creates or enhances an asset that the customer controls. Revenue is recorded based on daily drilling logs, recognized at the standalone selling price of the services provided as reduced proportionately for management’s estimate of volume or early pay discount where applicable. Amounts collected on behalf of third parties in conjunction with revenue, such as taxes, are generally presented gross as the Company is typically the principal in each taxing jurisdiction.

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

B. LIQUIDITY AND CAPITAL RESOURCES

Our objective in financing our business is to maintain sufficient liquidity, adequate financial resources and financial flexibility to fund the requirements of our business. We had cash and cash equivalents of $75.0 million as of December 31, 2020 and $73.2 million as of December 31, 2019. Our outstanding borrowings were $398.5 million as of December 31, 2020 and $383.5 million as of December 31, 2019. Current available borrowing capacity totaled $29.1 million as of December 31, 2020. We believe that our cash on hand, cash flows generated from operations, and liquidity available through our credit facilities, including recently drawn facilities, will provide sufficient liquidity to manage our global cash needs. See “Capital Resources” below.

Cash Flows

	(In US$ thousands, except share data and per share amounts)
	Successor (NESR)			Predecessor (NPS)
	Period from	Period from	Period from	Period from
	January 1	January 1	June 7	January 1
	to December 31,	to December 31,	to December 31,	to June 6,
	2020	2019	2018	2018

Cash provided by (used in):
Operating Activities	$133,471	$89,091	$40,840	$20,826
Investing Activities	(103,628)	(107,338)	(66,588)	(7,916)
Financing Activities	(28,067)	66,575	50,594	(5,740)
Effect of exchange rate changes on cash	35	(19)	-	(16)
Net change in cash and cash equivalents	$1,811	$48,309	$24,846	$7,154

Operating Activities

Cash flows provided by operating activities were $133.5 million for the 2020 Successor Period, compared to cash flows provided by operating activities of $89.1 million for the 2019 Successor Period. Cash flows from operating activities increased by $44.4 million in the 2020 Successor Period, compared to 2019 Successor Period, primarily due to an increase in non-cash depreciation expense and better cash management of accounts payable offset by an increase in unbilled revenue.

Investing Activities

Cash flows used in investing activities were $103.6 million for the 2020 Successor Period, compared to cash flows used in investing activities of $107.3 million for the 2019 Successor Period. The difference between periods was primarily due to the change in timing of cash payments for capital expenditures and the increased use of capital leases to acquire property, plant, and equipment offset by cash payments for the acquisition of SAPESCO. Our principal recurring investing activity is the funding of capital expenditures to ensure that we have the appropriate levels and types of machinery and equipment in place to generate revenue from operations.

Financing Activities

Cash flows used in financing activities were $28.1 million for the 2020 Successor Period, compared to cash flows provided by financing activities of $66.6 million for the 2019 Successor Period. The shift between 2019 and 2020 is primarily attributable to the May 2019 refinancing of our credit facilities which did not recur in the 2020 period.

Credit Facilities

As of December 31, 2020, we had the following principal credit facilities and instruments outstanding or available:

Secured Facilities Agreement

On May 5, 2019, the Company entered into a $450.0 million term loan, revolving credit, and working capital facilities agreement (the “Secured Facilities Agreement”) with Arab Petroleum Investments Corporation (“APICORP”) – Bahrain Banking Branch, HSBC Bank Middle East Limited (“HSBC”), Mashreqbank PSC and Saudi British Bank acting as initial mandated lead arrangers and bookrunners, Mashreqbank PSC acting as global agent, APICORP and Mashreqbank PSC acting as security agents, NPS Bahrain for Oil and Gas Wells Services WLL (“NPS Bahrain”) and its Kuwait branch, Gulf Energy SAOC and National Petroleum Technology Company as borrowers, and HSBC, Mashreqbank PSC, APICORP and Saudi British Bank, as the “Lenders.” On May 23, 2019 and June 20, 2019, the Company entered into $35.0 million and $40.0 million Incremental Facilities Agreements, respectively, increasing the size of the Secured Facilities Agreement to $485.0 million and $525.0 million, respectively. During the 2020 Successor Period, the Secured Facilities Agreement was reduced to $501.3 million primarily as a result of the non-renewal of a project-specific letter of credit and the payment of the first two installments of the long-term loan. There were no changes to the size of the Secured Facilities Agreement subsequent to December 31, 2020.

The $501.3 million Secured Facilities Agreement consists of a $285.0 million term loan due by May 6, 2025 (the “Term Loan” or “Secured Term Loan”), a $65.0 million revolving credit facility due by May 6, 2023 (“RCF” or “Secured Revolving Credit Facility”), and a $151.3 million working capital facility that renews annually by mutual agreement of the Lenders and the Company. Borrowings under the Term Loan and RCF incur interest at the rate of three-month LIBOR plus 2.4% to 2.7% per annum, varying based on the Company’s Net Debt / EBITDA ratio as defined in the Secured Facilities Agreement. As of December 31, 2020, and December 31, 2019, this resulted in an interest rate of 2.6% and 4.3%, respectively. As of December 31, 2020, and December 31, 2019, the Company had drawn $285.0 million and $300.0 million, respectively, of the Term Loan and $65.0 million and $50.0 million, respectively, of the RCF.

The RCF was obtained for general corporate and working capital purposes including capital expenditure related requirements and acquisitions (including transaction related expenses). The RCF requires the payment of a commitment fee each quarter. The commitment fee is computed at the rate of 0.60% per annum based on the average daily amount by which the borrowing base exceeds the outstanding borrowings during each quarter. Under the terms of the RCF, the final settlement is due by May 6, 2023. The Company is required to repay the amount of any principal balance outstanding together with any unpaid accumulated interest at three-month LIBOR plus 2.4% to 2.7% per annum, varying based on the Company’s Net Debt / EBITDA ratio as defined in the Secured Facilities Agreement. The Company is permitted to make any prepayment under this RCF in multiples of $5.0 million during this 4-year period up to May 6, 2023. Any unutilized balances from the RCF can be drawn down again during the 4-year tenure at the same terms. As of December 31, 2020, and December 31, 2019, the Company had $0.0 (zero) million and $15.0 million, respectively, available to be drawn under the RCF.

The Secured Facilities Agreement also includes a working capital facility of $151.3 million as of December 31, 2020 ($160.0 million as of December 31, 2019) for issuance of letters of guarantee and letters of credit and refinancing letters of credit into short-term debt over a period of one year, which carries an interest rate equal to three-month U.S. Dollar LIBOR for the applicable interest period, plus a margin of 1.00% to 1.25% per annum. As of December 31, 2020, and December 31, 2019, the Company had utilized $129.4 million and $134.2 million, respectively, under this working capital facility and the balance of $21.9 million and $25.8 million, respectively, was available to the Company.

The Company has also retained legacy bilateral working capital facilities from HSBC totaling $24.7 million and $30.4 million at December 31, 2020 and December 31, 2019, respectively, in Qatar ($10.3 million at December 31, 2020, $16.4 million at December 31, 2019), in the UAE ($14.3 million at December 31, 2020 and $13.9 million at December 31, 2019) and in Kuwait ($0.1 million at both December 31, 2020 and December 31, 2019). As of December 31, 2020 and December 31, 2019, the Company had utilized $18.5 million and $24.1 million, respectively, under this working capital facility and the balance of $6.2 million and $6.3 million, respectively, was available to the Company.

Utilization of the working capital facilities under both the legacy arrangement and Secured Facilities Agreement comprises letters of credit issued to vendors, guarantees issued to customers, vendors, and others, and short-term borrowings used to settle letters of credit. Once a letter of credit is presented for payment by the vendor, the Company at its election can settle the letter of credit from available cash or leverage short-term borrowings available under both the legacy arrangement and Secured Facilities Agreement that will be repaid quarterly over a one-year period. Until a letter of credit is presented for payment by the vendor, it is disclosed as an off-balance sheet obligation. For additional discussion of outstanding letters of credit and guarantees, see Note 14, Commitments and Contingencies.

The Secured Facilities Agreement includes covenants that specify maximum leverage (Net Debt / EBITDA) up to 3.50, minimum debt service coverage ratio (Cash Flow / Debt Service) of at least 1.25, and interest coverage (EBITDA / Interest) of at least 4.00.

CIB Long-Term Debt

As part of the SAPESCO transaction, the Company assumed a $21.0 million debt obligation with Commercial International Bank (collectively, “CIB Long-Term Debt”). Under the terms of its arrangement with CIB, the Company repaid $11.0 million of this balance during the third quarter of 2020 with the remaining $10.0 million due on August 15, 2021. Borrowings under the CIB Long-Term Debt incur interest at 2% per annum over 6 months LIBOR (to be settled on monthly basis) plus 50 basis points per annum. As of December 31, 2020, this resulted in an interest rate of 2.3%. The Company’s CIB Long-Term Debt is secured by a letter of guarantee from Mashreqbank PSC.

CIB Short-Term Debt

As part of the SAPESCO transaction, the Company assumed a $2.6 million debt obligation with Commercial International Bank (collectively, “CIB Short-Term Debt”) for working capital and overdraft purposes. The CIB Short-Term Debt facilities include a $1.5 million U.S. Dollar time loan facility, a E£2 million Egyptian Pound time loan facility, and a E£10 million Egyptian pound time loan overdraft facility, and $13.8 million U.S. dollars in letters of guarantee. Each CIB Short-Term Debt borrowing matures three months from the date of borrowing with the latest maturity date for amounts outstanding as of December 31, 2020 being March 31, 2021.

The U.S. Dollar time loan facility accrues interest at 2.25% per annum over 3 months LIBOR plus 50 basis points per annum of the Highest Monthly Debit Balance (“HMDB”) commission. The Egyptian Pound time loan and overdraft facilities accrue interest at 0.75% per annum over Corridor Offer Rate plus 50 basis points per annum, HMDB commission.

As of December 31, 2020, the CIB Short-Term Debt resulted in an interest rate of 2.3% and 10.0%, for the U.S. Dollar and Egyptian Pound denominated facilities, respectively. As of December 31, 2020, the Company had utilized $1.3 million of the U.S. Dollar time loan facility, E£2.0 million of the Egyptian Pound time loan facility, and E£9.8 million of the Egyptian pound time loan overdraft facility, and $8.3 million in letters of guarantee, with the balances of $0.2 million, E£0.0 (zero) million, E£0.2 million, and $5.5 million, respectively, available to the Company.

ABK Short-Term Debt

As part of the SAPESCO transaction, the Company assumed a $3.1 million debt obligation with Al Ahli Bank of Kuwait (collectively, “ABK Short-Term Debt”) for working capital and overdraft purposes. Each ABK Short-Term Debt borrowing matures nine months from the date of borrowing with the latest maturity date for amounts outstanding as of December 31, 2020 being April 28, 2021. The ABK Short-Term Debt facilities include a $3.0 million U.S. Dollar time loan facility and $0.2 million U.S. dollars in letters of guarantee. The ABK Short-Term Debt accrues interest at 1.65% per annum over Corridor Offer Rate. As of December 31, 2020, this resulted in an interest rate of 11%. As of December 31, 2020, the Company had utilized $2.3 million of the ABK Short-Term Debt facility and $0.2 million in letters of guarantee with $0.8 million and $0.0 (zero) million, respectively, available to the Company. There are no financial covenants associated with the ABK Short-Term Debt.

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

Other Factors Affecting Liquidity

Customer receivables. In line with industry practice, we bill our customers for our services in arrears and are, therefore, subject to our customers delaying or failing to pay our invoices. In weak economic environments, we may experience increased delays and failures to pay our invoices due to, among other reasons, a reduction in our customers’ cash flow from operations and their access to the credit markets as well as unsettled political conditions. If our customers delay paying or fail to pay us a significant amount of our outstanding receivables, it could have a material impact on our liquidity, results of operations and financial condition.

Shelf registration statement. On August 23, 2019, the Company filed a shelf registration statement on Form F-3 with the SEC. On September 13, 2019, the SEC declared the shelf registration statement effective. The shelf registration statement gives the Company the ability to sell up to $300.0 million of the Company’s ordinary shares from time to time in one or more offerings. The specific terms, including the amount of any ordinary shares to be sold in such an offering, if it does occur, would be described in supplemental filings with the SEC. The shelf registration statement currently provides the Company additional flexibility about potential financings that it may undertake when market conditions permit. The shelf registration statement will expire in 2022.

For other matters affecting liquidity, see Item 5E, “Off-Balance Sheet Arrangements” below.

Capital Expenditure Commitments

The Company was committed to incur capital expenditures of $16.1 million and $22.1 million at December 31, 2020 and 2019, respectively. Commitments outstanding as of December 31, 2020 are expected to be settled during 2021 and 2022.

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

D. TREND INFORMATION

Global E&P Trends and Oil Prices

See “– Global E&P Trends and Oil Prices” included in Item 5A, “Operating Results”.

E. OFF-BALANCE SHEET ARRANGEMENTS

Letters of credit. The Company had outstanding letters of credit amounting to $16.9 million and $21.2 million as of December 31, 2020 and December 31, 2019, respectively.

Guarantee agreements. In the normal course of business with customers, vendors and others, we have entered into off-balance sheet arrangements, such as surety bonds for performance, and other bank issued guarantees which totaled $101.5 million and $99.1 million as of December 31, 2020, and December 31, 2019, respectively. We have also entered into cash margin guarantees totaling $3.4 million and $5.8 million at December 31, 2020, and December 31, 2019, respectively. A liability is accrued when a loss is both probable and can be reasonably estimated. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on our consolidated financial statements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below summarizes the payments due by fiscal year for our outstanding contractual obligations as of December 31, 2020. Certain amounts included in this table are based on our estimates and assumptions about these obligations, including their duration, anticipated actions by third parties and other factors. The contractual cash obligations we will actually pay in future periods may vary from those reflected in the table because the estimates and assumptions are subjective.

Payments Due by Period
		Less than	1 – 3	3 – 5	More than
(In thousands)	Total	1 year	years	years	5 years
Principal payments for long-term debt(1)	$360,000	$47,500	$155,000	$157,500	$-
Principal and interest payments for short-term debt (2)	42,360	42,360	-	-	-
Estimated interest payments for long-term debt (3)	32,089	9,816	16,133	6,140	-
Operating leases (4)	33,248	21,665	4,812	3,358	3,413
Capital lease obligations (5)	27,984	22,500	5,484	-	-
Seller-provided installment financing for capital expenditures (6)	16,960	11,033	5,927	-	-
Contractual commitments for capital expenditures (7)	16,112	14,818	1,294	-	-
Employees’ end of service benefits (8)	35,477	3,902	7,559	7,312	16,704
Total	$564,230	$173,594	$196,209	$174,310	$20,117

(1) Amounts represent the cash payments for the principal amounts related to our long-term debt at December 31, 2020. Amounts for debt do not include any unamortized discounts or deferred issuance costs. Cash payments for interest are excluded from these amounts.

(2) Amounts represent the cash payments for the principal amounts and interest related to our short-term debt at December 31, 2020.

(3) Amounts represent the cash payments for interest on our long-term debt.

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

(7) Contractual commitments for capital expenditures include agreements to purchase property, plant, and equipment that are enforceable and legally binding and specify all significant terms. Our performance is secured by letters of credit, as described in Item 5A, “Off- Balance Sheet Arrangements,” for $12.8 million of this balance.

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

Name	Age(1)	Position
Sherif Foda	51	Executive Chairman of the Board and Chief Executive Officer
Christopher L. Boone	51	Chief Financial Officer
Dhiraj Dudeja	44	Chief Commercial Officer

(1) As of December 31, 2020.

Sherif Foda has served as our Executive Chairman of the Board and Chief Executive Officer since our inception. He has more than 25 years of professional experience in the oil and gas industry working for Schlumberger Limited (NYSE: SLB) (“Schlumberger”) around the world, particularly in the Middle East, Europe and the US. From June 2016 to January 2018, he served as Senior Adviser to the Chairman of Schlumberger. From July 2013 through June 2016, he served as an officer and the President of the Production Group of Schlumberger. From June 2011 to June 2013, he served as the President of Schlumberger Europe and Africa, based in Paris. From June 2009 to June 2011, he served as Schlumberger’s Vice President and Managing Director of the Arabian market: Saudi Arabia, Kuwait and Bahrain, based in Dhahran. From July 2007 to May 2009, he served as Schlumberger’s Worldwide Vice President for Well Intervention, based in Houston. From 2005 to 2007, he was Schlumberger’s Vice President for Europe, Caspian and Africa, based in Paris. From 2002 to 2005, he served as the Managing Director of Schlumberger in Oman, based in Muscat. In 2001, he served as Schlumberger’s Operations Manager for UAE, Qatar and the Arabian Gulf, based in Abu Dhabi. He started his career in 1993 with Schlumberger, working on the offshore fields in the Red Sea, then transferred to Germany for two years, then served as the general manager of operations in Eastern Europe countries (mainly Poland, Lithuania, Romania and Hungary). Prior to working in the oil and gas industry, he worked in the information technology and computer industry for two years in Egypt. Mr. Foda is a board member of Energy Recovery, Inc. (NASDAQ: ERII), a technology company based in California. He also serves on the Board of Trustees of Awty International School in Houston and is a board member for Al Fanar Venture philanthropy in London.

We believe that Mr. Foda is qualified to serve on our Board of Directors because of his extensive experience in the oil and gas industry, including approximately 25 years with Schlumberger and his extensive oil field services industry experience throughout the MENA region and globally as an executive and board member.

Christopher L. Boone has been the Chief Financial Officer of NESR since May 29, 2019. Previously, he was Chief Financial Officer and Senior Vice President of Tesco Corporation from January 1, 2014 until its acquisition by Nabors Industries in late 2017 and until the transition to Nabors was completed in early 2018. He served as the Chief Financial Officer, Treasurer and Vice President of Lufkin Industries Inc. from May 7, 2008 to January 1, 2014 and served as its Corporate Controller from August 1999 to May 2008. Mr. Boone had been an employee of Lufkin Industries since 1993. He earned a Bachelor of Science in Business Administration and Accounting from Washington and Lee University and an M.B.A. from the Thunderbird School of Global Management.

Dhiraj Dudeja has more than 23 years of professional experience in the oil and gas industry working for Schlumberger in South and South East Asia, Middle East, Europe and the US. From April 2014 to August 2016, he led the Sales and Commercial function for the Production Group of Schlumberger. In his previous roles, he served as the Wireline Marketing and Sales Manager for Europe, Africa and Caspian; Worldwide Training & Development Manager and Acting Personnel Manager for Wireline; General Manager for Wireline for India; Oilfield Services Training & Staffing Manager for Schlumberger for the Middle East and Asia region; and Country Manager for Wireline in Vietnam. He started his career in 1996 with Schlumberger, working primarily offshore Mumbai High and then in the South China Sea, handling exploration and deep-water wireline logging operations. He also has co-founded two startups in the education analytics field in India and the US, one of which he actively led from 2012 to 2014 as COO. He graduated from the Indian Institute of Technology, Delhi (IIT-Delhi) and holds a Bachelor of Technology degree in Electrical Engineering with a minor in Management Studies.

Board of Directors

Our board of directors is currently divided into two classes, Class I and Class II, with only one class of directors being elected in each year and each class serving a two-year term. Class II Director seats will next be up for election by shareholders at the annual general meeting in 2021; and the Class I Director seats will be up for election by shareholders at the annual general meeting in 2022. Set forth below are the names, ages and positions of each of the individuals who currently serve as directors of NESR and/or who have been nominated to serve on the Board of Directors as Class II directors:

Name	Age (5)	Class	Position
Antonio J. Campo Mejia	63	I	Lead Director
Nadhmi Al-Nasr	65	I	Director
Ahmed Khalifa Al Mehairi(1)	38	I	Director
Yousef Al Nowais(2)	66	II	Director
Andrew Waite(3)	59	I	Director
Thomas D. Wood	64	II	Director
Hala Zeibak(4)	39	I	Director
Sherif Foda	51	II	Executive Chairman of the Board and Chief Executive Officer

(1) NESR SPV Ltd., a Cayman company, is entitled to nominate one director to the Board of Directors for so long as it or its affiliates hold at least 50% of the NESR ordinary shares acquired pursuant to the Business Combination. Mr. Al Mehairi represents NESR SPV Ltd. on the Board. Mr. Al Mehairi was appointed to the Board of Directors effective December 18, 2020 upon the resignation of Amr Al Menhali.

(2) Al Nowais Investments LLC (“ANI”) is entitled to nominate one director to the Board of Directors for so long as it or its affiliates hold at least 50% of the NESR ordinary shares acquired pursuant to the Business Combination. Mr. Al Nowais represents ANI on the Board.

(3) SCF-VIII, L.P. (“SCF-VIII”) is entitled to nominate one director to the Board of Directors for so long as it or its affiliates hold at least 60% of the NESR ordinary shares acquired pursuant to the Business Combination. Mr. Waite represents SCF-VIII on the Board. Prior to restructuring during 2020, these shares held by SCF-VIII were held by SV3 Holdings, Pte Ltd.

(4) Olayan Saudi Holding Company (“Olayan”) is entitled to nominate one director to the Board of Directors for so long as it and its affiliates collectively hold at least 6,879,225 NESR ordinary shares.

(5) Age as of December 31, 2020.

Information regarding the business experience of each director is provided below. There are no family relationships among NESR’s executive officers and directors.

Class I Directors (terms expire in 2022)

Antonio J. Campo Mejia has been an independent director of the Company since May 12, 2017 and is the Lead Director of the Board. Mr. Campo Mejia has been a non-executive director of the Supervisory Board of Fugro N.V. (Euronext: FUR), a company providing geotechnical, survey, subsea and geosciences services since 2014 and Vice-Chairman of Basin Holdings, a global holding company focused on providing products and services to energy and industrial customers since 2012. From 2012 to 2013, Mr. Campo Mejia served as non-executive director at Integra Group, an oilfield services company, mainly active in Russia and the Commonwealth of Independent States and served as its Chief Executive Officer from 2009 to 2012. Mr. Campo Mejia also served as non-executive director at Basin Supply LP, Basin Tools LP and Basin Energy Services LP from 2009 to 2014. Prior to that, Mr. Campo Mejia spent 28 years of his professional career at Schlumberger, one of the world’s leading oilfield services company, in a multitude of senior management positions in different parts of the world. In his various roles with Schlumberger, Mr. Campo Mejia served as the President of Latin America for Oilfield Services and President of Europe & Africa and was the President of Schlumberger’s Integrated Project Management business responsible for the worldwide operations in this service line. Prior to that, Mr. Campo Mejia served as Director of Personnel for the Reservoir Management Group in Houston, Texas and Vice President of Oilfield Services Latin America South, managing a full range of services in the region. In his career prior to 1997, Mr. Campo Mejia held a number of senior management and technical positions in Schlumberger’s wireline business. Mr. Campo Mejia received his bachelor’s degree in Electronic Engineering from Pontificia Universidad Javeriana in 1980.

We believe that Mr. Campo Mejia is qualified to serve on our Board of Directors because of his extensive experience in the oil and gas industry and his experience as an executive in oilfield services and board member of multinational companies.

Nadhmi Al-Nasr was first elected to the Board as of June 6, 2018 and is an independent director. Mr. Al-Nasr is the Chief Executive Officer of NEOM, Saudi Arabia’s megacity project, and the former Interim President and Executive Vice President, Administration and Finance of the King Abdullah University of Science and Technology (KAUST). Mr. Al-Nasr has been associated with KAUST from its inception in 2006 and was instrumental in its development as a state-of-the-art campus which opened its doors in 2009. Previously, Mr. Al-Nasr held several positions at Saudi Aramco, including Manager of the Shaybah Development Program, a mega-project built in Saudi Arabia. The project is widely regarded as one of Saudi Aramco’s most ambitious and successful ventures. Mr. Al-Nasr also managed the largest oilfield in the world, Ghawar oilfield, for Saudi Aramco, and ensured the Kingdom’s ability to fill the production gap caused by the loss of oil output from Iraq and Kuwait during the Gulf War. He led Saudi Petroleum Overseas Ltd as its Managing Director and has served as Executive Director of Community Services for Saudi Aramco. In 2014, Mr. Al-Nasr was appointed by royal decree to serve as a member of the Supreme Economic Council and was also appointed as a member of the Board of Trustees of the King Abdulaziz Centre for National Dialogue. In March 2017, Mr. Al-Nasr was appointed as Interim President of King Abdullah Petroleum Studies and Research Center (KAPSARC), in addition to his roles as Interim President and EVP at KAUST. In August 2018, Mr. Al-Nasr was appointed as the CEO of NEOM project. Mr. Al-Nasr graduated with a bachelor’s degree in Chemical Engineering from King Fahd University of Petroleum and Minerals in 1978.

We believe that Mr. Al-Nasr is qualified to serve on our Board of Directors because of his extensive experience in the oil exploration and production industry and his experience with the largest oil and gas company in the world as well as leading large projects such as KAUST and NEOM.

Ahmed Khalifa Al Mehairi was appointed to the Board of Directors effective December 18, 2020 upon the resignation of Amr Al Menhali. Mr. Al Mehairi joined Waha Capital PJSC as Chief Executive Officer in October 2020. Prior to his appointment at Waha Capital, Mr. Al Mehairi was a senior investment professional at the Global Special Situations Department of the Abu Dhabi Investment Council (ADIC). Before joining ADIC in 2008, he worked in the field of equities investments at Abu Dhabi Investment Authority (ADIA). Mr. Al Mehairi has extensive experience within a wide range of asset classes and sectors in the field of Asset Management and Investments. He is a member of the Board of Directors of Abu Dhabi National Hotels Company PJSC, and previously served on the Boards of Al Dar Properties PJSC, Etihad Airways, Abu Dhabi National Energy Company (TAQA), TAQA Morocco, National Health Insurance Company – Daman, Massar Solutions, Foodco Holding, Aseel Finance and Sorouh Real Estate. Mr. Al Mehairi holds a Bachelor of Commerce in Finance from The John Molson School of Business at Concordia University in Montreal, Canada. He has also completed the General Management Program at Harvard Business School.

We believe that Mr. Al Mehairi is qualified to serve on our Board of Directors because of his extensive experience in the investment and financial services community and with diverse industries and multinational operations, including in the MENA region.

Hala Zeibak has been an independent director of the Company since May 12, 2017. She is a member of The Olayan Group’s global investment team, currently serving as co-head of private equity investments for Europe. The Olayan Group is a private multinational enterprise with a managed portfolio of international investments and diverse commercial and industrial operations in the Middle East. Ms. Zeibak joined the group in July 2005, initially at Olayan America in New York. She transferred to Olayan Europe in London in 2011. She has a strong focus on investments in energy and affiliated sectors, including oil, gas, power, commodities and industrials. She is a member of the Oxford Energy Policy Club. Ms. Zeibak received a Bachelor of Arts in Economics from Tufts University in 2003, graduating summa cum laude, with membership in the Phi Beta Kappa Society. She went on to earn a master’s degree in 2005 from the Fletcher School of Law & Diplomacy at Tufts. Her concentration was international finance and trade.

We believe that Ms. Zeibak is qualified to serve on our Board of Directors because of her extensive experience in the investment community and with diverse industries and multinational operations, including in the MENA region.

Andrew Waite was elected to the Board as of June 6, 2018 and is an independent director. Mr. Waite is Co-President of SCF Partners, Inc., the ultimate general partner of SCF-VIII, L.P. and has been an officer of that company since October 1995. He was previously Vice President of Simmons & Company International, where he served from August 1993 to September 1995. From 1984 to 1991, Mr. Waite held a number of engineering and project management positions with Royal Dutch / Shell Group, an integrated energy company. Mr. Waite currently serves on the board of directors of Nine Energy Service, Inc. (NYSE: NINE), a position he has held since February 2013, and on the board of directors of Forum Energy Technologies, Inc. (NYSE: FET), a position he has held since August 2010. Mr. Waite previously served on the board of directors of Complete Production Services, Inc., a provider of specialized oil and gas completion and production services from 2007 to 2009, Hornbeck Offshore Services, Inc., a provider of marine services to the energy sector and military customers from 2000 to 2006, Oil States International, Inc., a diversified oilfield services and equipment company, from August 1995 through April 2006, and Atlantic Navigation Holdings (Singapore) Limited (SGX: 5UL), a provider of marine logistic, ship repair, fabrication, and other marine services, from January 2016 to December 2018. Mr. Waite received an M.B.A., with high distinction, from Harvard Business School, and a Master of Science in Environmental Engineering Science from California Institute of Technology.

We believe that Mr. Waite is qualified to serve on our Board of Directors because of his extensive public company experience in the energy sector, in particular in the oilfield services industry, and his experience in identifying strategic growth trends in the energy industry and evaluating potential transactions.

Class II Directors (terms expire in 2021)

Sherif Foda’s biographical information is set forth above.

Yousef Al Nowais was nominated by our Nominating and Governance Committee and Board of Directors on November 9, 2019 to serve as a Class II Director. He serves as the Chairman and Managing Director of Arab Development (“ARDECO”), a company he founded in his home city of Abu Dhabi, the United Arab Emirates. ARDECO is a large diversified business and a leading player in the oil and gas and petrochemical sectors as well as power generation and distribution and other engineering and infrastructure project services. He served as the Co-Chairman of Al Nowais Investments LLC, a leading investment company based in Abu Dhabi with local and international holdings in a broad range of strategic investments and actively managed subsidiaries. Prior to founding ARDECO, Mr. Al Nowais joined Abu Dhabi National Oil Company (“ADNOC”) after graduating from the University of Arizona in 1979 and held many senior positions in the ADNOC group, including Finance Director and Managing Director of ADNOC’s subsidiary FERTIL. From 2007-2013, Mr. Al Nowais served as Managing Director of Al Maabar International, a leading UAE organization investing internationally in real estate projects in the MENA region, which was formed as a joint venture between Al Dar Properties, Mubadala, Al Qudra Holdings, Reem Investment and Reem International.

We believe that Mr. Al Nowais is qualified to serve on our Board of Directors because of his extensive experience in the oil and gas industry.

Thomas Wood has served as a director since our inception and served as our Chief Financial Officer from inception until October 2017 and from November 29, 2017 until June 2018. He is an entrepreneur with over 35 years of experience in establishing and growing public and private companies that provide or use oil and gas contract drilling services. Since December 1990, he has served as the Chief Executive Officer of Round Up Resource Service Inc., a private investment company. Mr. Wood founded Xtreme Drilling Corp. (TSX:XDC), an onshore drilling and coil tubing technology company, in May 2005 and served as its Executive Chairman until May 2011 and its Chief Executive Officer and Director from May 2011 through August 2016. He is the founder of Savanna Energy Services Corp. (TSE: SVY), a North American energy services provider, where he served as the Chairman from 2001 to March 2005. He also served as Director at various companies engaged in the exploration and production of junior oil and gas, including Wrangler West Energy Corp. from April 2001 to 2014; New Syrus Capital Corporation from 1998 to 2001 and Player Petroleum Corporation from 1997 to 2001. In addition, Mr. Wood served as the President, Drilling and Wellbore Service, of Plains Energy Services Ltd. from 1997 to 2000 and Wrangler Pressure Control from 1998 to 2001. He served as the President of Round-Up Well Servicing Inc. from 1988 to 1997 and Vice President of Shelby Drilling from 1981 to 1987. Mr. Wood holds a Bachelor of Arts in Economics from the University of Calgary.

We believe that Mr. Wood is qualified to serve on our Board of Directors because of his extensive experience in the oil and gas industry and his experience as an entrepreneur and building public companies and high growth organizations.

B. COMPENSATION

Senior Management

Members of our senior management receive compensation for the services they provide. Currently, the cash compensation for each member of senior management is comprised of base salary, annual cash incentive (bonus), and long-term equity incentive, restricted stock units (“RSUs”) issued pursuant to our 2018 Long Term Incentive Plan (the “LTIP”). During the year ended December 31, 2020, the aggregate cash compensation paid to all current members of senior management as a group was $2.9 million. LTIP grants to all current members of senior management totaled $0.4 million. Sherif Foda in his capacity as CEO waived receiving stock awards in 2018, 2019, and 2020 in order to increase the number of shares available to grant a broader pool of employees and has announced his intention to do so for 2021 as well.

The compensation that we pay to our senior management is evaluated on an annual basis considering the following primary factors: position scope and responsibilities, experience and individual performance, market data, financial targets, personal objectives, and execution on longer-term financial and strategic goals that drive stockholder value creation and support the Company’s retention strategy. In addition, members of our senior management are eligible to participate in welfare benefit programs made available to our workforce generally, including medical, dental and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance, and life insurance. We believe that the compensation awarded to our senior management is consistent with that of our peers and similarly situated companies in the industry in which we operate.

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

All non-employee Directors receive an annual retainer of $50,000, paid in quarterly installments, and pro-rated for any partial year of service. In addition, the chairs of the Compensation and Nomination Committee receive an additional $15,000 annual retainer and the chair of the Audit Committee receives an annual retainer of $20,000, paid in quarterly installments, and pro-rated for any partial years of service. All earned Director fees for 2020 were paid in or before February 2021. All non-employee Directors received an annual equity award with a value of approximately $100,000, consisting of restricted shares that vest over one year. The actual number of restricted shares issued is calculated by dividing the closing price of our common stock on the NASDAQ exchange on the date of grant. All shares are awarded under the LTIP and follow all the terms and conditions of the LTIP.

Non-employee Directors are permitted to waive Director’s fees.

Director Compensation

The following table provides information on the compensation earned, paid or awarded to our current Directors for the year ended December 31, 2020.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(4)	Total ($)
Antonio Campo Mejia	65,000	125,000	190,000
Nadhmi Al-Nasr	50,000	125,000	175,000
Ahmed Khalifa Al Mehairi(1)	-	-	-
Yousef Al Nowais	50,000	125,000	175,500
Andrew Waite	70,000	125,000	195,000
Thomas D. Wood	65,000	125,000	190,000
Hala Zeibak(2)	-	-	-
Sherif Foda(3)	-	-	-

(1)	Mr. Al Mehairi was appointed to the Board of Directors effective December 18, 2020 upon the resignation of Amr Al Menhali. As a matter of practice, we do not pay an annual cash retainer or stock award to the Director appointed by NESR SPV Ltd.
(2)	Ms. Zeibak waived her 2020 compensation.
(3)	Members of our Board of Directors who are also our employees or employees of our subsidiaries or non-independent directors do not receive any compensation including any cash or stock grants for their service on our Board of Directors.
(4)	In the first quarter of 2020, the Compensation Committee of the Board of Directors approved a restricted stock award with a value of approximately $125,000 for each director except for Mr. Foda, as an employee of the Company, Ms. Zeibak, who declined her award, and Mr. Al Menhali, who did not join the Board of Directors until December 18, 2020. While the previous Board grant occurred in November of 2018, the Board delayed the current grant to the first quarter of 2020 and increased its value by $25,000 (representing the one quarter delay) to place these awards on the same vesting timing as employee awards. Director awards for 2021 are expected to be approximately $100,000 per director.

Equity and Long-Term Incentive Compensation Plans

On May 18, 2018, our shareholders approved the LTIP, effective upon the closing of the NPS/GES Business Combination. A total of 5,000,000 ordinary shares are reserved for issuance under the LTIP. The board of directors approved the LTIP on February 9, 2018, including the performance criteria upon which performance goals may be based.

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

The company has established a strong culture of stock award to all its top performers. The plan includes all employees at all levels. The program is designed to award up to 200% of the annual income as LTIP for achieving certain stretch goals and incentivizes key employees to contribute and excel. The 200% annual salary cap is applicable to all employees equally and includes the Chief Executive Officer, Chief Financial Officer and the senior executive officers of the Company. As mentioned earlier, the Chief Executive Officer waived his LTIP compensation for 2018, 2019, and 2020 to increase the pool of awards to a wider range of employees.

During the 2020 Successor Period, the Company awarded 1,194,905 restricted stock units (“RSUs”) under the LTIP at a value of $6.3 million. The RSUs were allocated to the recipients at a weighted average grant date fair value of $5.30 per share and vest ratably on an annual basis over a 3-year period (1/3 of the shares vest at the anniversary of the grant date) for employees and over a 1-year period for members of our Board of Directors. Expense related to share-based compensation of $7.8 million and $5.7 million was recorded in the Consolidated Statement of Operations in the 2020 Successor Period and 2019 Successor Period, respectively. At December 31, 2020 and 2019, the Company had unrecognized compensation expense of $9.7 million and $11.7 million, respectively, related to unvested RSUs to be recognized on a straight-line basis over a weighted average remaining period of 1.6 years and 2.0 years, respectively.

Benefit Plans and Programs

The Company provides welfare and other benefit programs made, as consistent with local custom in each Country in which it operates, generally including medical, dental and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance, and life insurance.

The Company provides defined benefit plan of severance pay to eligible employees. Accruals for these end-of-service indemnities totaled $24.9 million and $19.3 million as for December 31, 2020 and 2019, respectively. The severance pay plan provides for a lump sum payment to employees on separation (retirement, resignation, death while in employment or on termination of employment) of an amount based upon the employees last drawn salary and length of service, subject to the completion of minimum service period (1-2 years) and taking into account the provisions of local applicable law or as per employee contract. The Company records annual amounts relating to these long-term employee benefits based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, assumed rates of return, compensation increases and turnover rates. The Company reviews its assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is appropriate to do so. The effect of modifications to those assumptions is recorded in the Consolidated Statement of Operations. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions. The net periodic costs are recognized as employees render the services necessary to earn these benefits.

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

As of December 31, 2020, the Board of Directors consisted of eight directors. This included the four NESR directors existing prior to our acquisition of NPS and GES, Sherif Foda, Thomas Wood, Antonio J. Campo Mejia, and Hala Zeibak, and four additional directors, Nadhmi Al-Nasr, Ahmed Khalifa Al Mehairi, Yousef Al Nowais, and Andrew L. Waite. See Item 6A, “Directors and Senior Management” for more information about our current senior management and Board of Directors.

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

Audit Committee

We have established an Audit Committee of the Board of Directors. Our Audit Committee currently consists of Mr. Waite, Mr. Campo Mejia and Mr. Wood, with Mr. Waite serving as the chairman of the Audit Committee. Under the Nasdaq listing standards and applicable SEC rules, subject to certain exceptions, we are required to have three members of the Audit Committee, all of whom must be independent. Our Board of Directors has determined that Mr. Waite, Mr. Campo Mejia and Mr. Wood are each independent under applicable Nasdaq and SEC rules.

Each member of the Audit Committee is financially literate, and our Board of Directors has determined that Mr. Waite qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

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

Compensation Committee

The Board of Directors has formed a Compensation Committee of the Board of Directors. The current members of our Compensation Committee are Mr. Campo Mejia, Ms. Zeibak and Mr. Wood, with Mr. Wood serving as the chairman of the Compensation Committee. We have adopted a Compensation Committee charter, which details the principal functions of the Compensation Committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration of our Chief Executive Officer based on such evaluation;
●	reviewing and approving the compensation of all other executive officers;
●	recommending the short- and long-term incentive compensation of all executive officers to the Board of Directors;
●	reviewing our executive compensation policies and plans;
●	implementing and administering our incentive compensation equity-based remuneration plans;
●	assisting management in complying with our proxy statement and Annual Report disclosure requirements;
●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;
●	if required, producing a report on executive compensation to be included in our annual proxy statement; an
●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

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

Nominating and Governance Committee

Our Nominating and Governance Committee consists of Mr. Al-Nasr, Mr. Campo Mejia and Mr. Wood, with Mr. Campo Mejia serving as the chairman of the Nominating and Governance Committee. The Nominating and Governance Committee is responsible for monitoring compliance with good corporate governance standards and overseeing the selection of persons to be nominated to serve on our Board of Directors. The Nominating and Governance Committee considers persons identified by its members, management, shareholders, investment bankers and others. The guidelines for selecting nominees, which are specified in our Nominating and Governance Committee charter, generally provide that persons to be nominated:

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

We have adopted a Nominating and Governance Committee charter which details the principal functions of the Nominating and Governance Committee including:

●	reviewing the Company’s Code of Conduct and other governance guidelines at least annually and making such recommendations to the Board of Directors with respect thereto as it may seem advisable;

●	reviewing qualifications of individuals suggested as potential candidates for director of the Company, including candidates suggested by shareholders, and considering for nomination any of such individuals who are deemed qualified in line with the Board of Directors Candidate Guidelines;

●	recommending to the Board of Directors candidates for election as directors of the Company to fill open seats on the Board of Directors between annual general meetings, including vacancies created by an increase in the number of directors;

●	providing comments and suggestions to the Board of Directors concerning committee structure of the Board of Directors, committee operations, committee member qualifications, and committee member appointment;

●	reviewing any allegation that an executive officer or director may have violated the Company’s Code of Conduct and reporting its findings to the Board of Directors; and

●	taking such other actions and doing such other things as may be referred to the Nominating and Governance Committee from time to time by the Board of Directors.

D. EMPLOYEES

As of December 31, 2020, 2019, and 2018, we employed 5,581, 4,536 and 3,590 employees and contractors, respectively, from over 60 different nationalities.

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

E. SHARE OWNERSHIP

The table below shows the number and percentage of our outstanding ordinary shares beneficially owned by each of our directors and executive officers and all of our directors and executive officers as a group as of December 31, 2020.

	Beneficial Interest in Ordinary Shares
Officer and/or Director	Number of shares	Percentage (a)
Sherif Foda (b)	2,965,325	3.38%
Christopher Boone	12,457	*
Dhiraj Dudeja	200,000	*
Antonio J. Campo Mejia	691,194	*
Nadhmi Al-Nasr	10,050	*
Ahmed Khalifa Al Mehairi	-	-
Yousef Al Nowais(c)	5,358,396	6.10%
Hala Zeibak	-	-
Andrew Waite	10,050	*
Thomas Wood	937,386	1.07%
All officers and directors as a group	10,184,858	11.60%

* less than 1%

(a)	Based on issued and outstanding shares of 87,777,553 as of December 31, 2020.
(b)	Mr. Foda owns 2,965,325 ordinary shares, inclusive of 2,000,000 shares held by NESR Holdings, Ltd., our Sponsor. Mr. Foda has exclusive voting and dispositive power over the ordinary shares held by NESR Holdings Ltd. During 2020, Mr. Foda purchased 24,900 NESR ordinary shares in the open market, including 7,900 in December of 2020 at an average price of $9.92.
(c)	Includes 5,358,396 ordinary shares held by Al Nowais Investments LLC over which Mr. Al Nowais shares dispositive power.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth information as of December 31, 2020 for each shareholder whom we know to beneficially own more than five percent of our outstanding ordinary shares:

	Ordinary Shares Held
Shareholders	Number of shares (in thousands)	Percentage of Ordinary Shares Outstanding(a)
Olayan Saudi Holding Company	17,025	19.40%
Mubbadrah Investment LLC(b)	12,882	14.68%
NESR SPV Ltd.	10,188	11.61%
SCF-VIII, L.P. (c)	7,992	9.10%
Al-Nowais Investments LLC	5,358	6.10%

(a)	Based on issued and outstanding shares of 87,777,553 as of December 31, 2020.
(b)	Includes NESR ordinary shares owned by Mubbadrah Investments LLC, Hilal Al Busaidy and Yasser Al Barami.
(c)	SCF-VIII, L.P. (of which SCF GP, an affiliate of SCF Partners, is the indirect beneficial owner) is the direct owner of 7,991,667 ordinary shares.

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

Corporate Profile

We are a company incorporated in the British Virgin Islands on January 23, 2017 as a BVI company limited by shares (company number 1935445), and our affairs are governed by our Memorandum and Articles of Association, as amended and restated (which document shall be herein referred to as our “Charter”), the BVI Business Companies Act, 2004, as amended (the “Companies Act”), and the common law of the British Virgin Islands. The registered office of the Company is at Ritter House, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands, and the registered agent of the Company is Intertrust Corporate Services (BVI) Limited also at Ritter House, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. The Company may change its registered office or registered agent by a Resolution of Directors or a Resolution of Members. The change shall take effect upon the Registrar registering a notice of change filed under section 92 of the Companies Act.

Corporate Purpose

The Company has, subject to the Companies Act and any other British Virgin Islands legislation for the time being in force, irrespective of corporate benefit:

●	full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

●	for the purposes of the bullet above, full rights, powers and privileges.

There are, subject to the requirements of the Companies Act and any other British Virgin Islands legislation for the time being in force, no limitations on the lawful business that the Company may carry on.

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

As of December 31, 2020, an aggregate of 87.8 million ordinary shares were issued and outstanding. After considering unvested RSUs outstanding as of December 31, 2020, 2.1 million shares remain reserved for issuance under the 2018 LTIP. Each of our outstanding ordinary shares entitles its holder to one vote at any general meeting of shareholders. There were no preferred shares issued as of the filing of this Annual Report.

To our knowledge, there were no shareholders’ arrangements or agreements the implementation or performance of which could, at a later date, result in a change in the control of us in favor of a third person.

Our ordinary shares and our Charter are governed by BVI law. More information concerning shareholders’ rights can be found in the Companies Act and our Charter.

Form and Transfer of Shares

We are a party to various registration rights agreements with holders of our securities. These registration rights agreements provide certain holders with demand and “piggyback” registration rights, and holders have other rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. The registration rights are subject to various limitations. We generally bear the expenses incurred in connection with the filing of any such registration statements. On July 16, 2018 and February 22, 2019, we filed a registration statements on Form F-3 pursuant to the registration rights agreements, which were declared effective on August 22, 2018 and February 26, 2019, respectively.

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

General Meeting of Shareholders

A general meeting of the shareholders shall be held annually at such date and time as may be determined by the board of directors. The most recent annual general meeting was held on June 30, 2020. Each of our ordinary shares entitle the holder of record thereof to attend our general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders, and to exercise voting rights, subject to the provisions of our Charter. Each share entitles the holder to one vote at a general meeting of shareholders. There is no other minimum shareholding required to be able to attend or vote at a general meeting of shareholders.

BVI law provides that our board of directors is obligated to convene a general meeting of shareholders if shareholders representing, in the aggregate, 30% of the issued share capital so request in writing with an indication of the agenda. In such a case, the general meeting of shareholders must be held within a period not less than 10 days and not more than 60 days from the date the Company issued a written notice.

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

Appointment and Removal of Directors. Members of our board of directors may be elected by simple majority of the votes validly cast at any general meeting of shareholders. Under the Charter, all directors can be elected for a period of up to two years with such possible extension as provided therein. Any director may be removed with or without cause by a simple majority vote at any general meeting of shareholders. If the office of a director becomes vacant, our Articles provide that the other directors, acting by a simple majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of shareholders.

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

Annual Accounts

The Company shall keep records that are sufficient to show and explain the Company’s transactions and that will, at any time, enable the financial position of the Company to be determined with reasonable accuracy. The Company may by resolution of shareholders call for the board of directors to prepare periodically and make available a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a fair view of the profit and loss of the Company for a financial period and a fair view of the assets and liabilities of the Company as at the end of a financial period. The Company may by resolution of shareholders call for the accounts to be examined by auditors. The report of the auditors shall be annexed to the accounts and shall be read at the meeting of shareholders at which the accounts are laid before the Company or shall be otherwise given to the shareholders.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Continental Stock Transfer & Trust Company.

C. MATERIAL CONTRACTS

There were no material contracts, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities” for a description of our credit agreements.

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

E. TAXATION

NESR is a holding company incorporated in the British Virgin Islands which imposes a zero percent statutory corporate income tax rate on income generated outside of the British Virgin Islands. The Subsidiaries operate in multiple tax jurisdictions throughout the MENA and Asia Pacific regions where statutory tax rates generally vary from 10% to 35%.

U.S. Federal Income Taxation

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

The following summary does not discuss all aspects of U.S. federal income taxation that may be applicable to U.S. Holders in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including certain former citizens or long-term residents of the United States, insurance companies, banks, other financial institutions, regulated investment companies, securities or foreign currency dealers, tax-exempt organizations, persons holding shares as part of a straddle, hedging, constructive sale, or conversion transaction, persons subject to the foreign tax credit splitting events rules, persons subject to the alternative minimum tax, persons who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation, U.S. Holders having a functional currency other than the U.S. dollar, traders in securities that use the mark-to-market method of accounting, persons owning (directly, indirectly or by attribution) 10% or more of our outstanding share capital or voting stock and persons not holding the shares as capital assets (generally, property held for investment). This discussion also does not address the consequences of the Medicare tax on net investment income or any aspect of state, local or non-U.S. tax law or any other aspect of U.S. federal taxation other than income taxation.

If a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes owns shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner, the activities of the partnership, and certain determinations made at the partner level. A partnership that owns shares and the partners in such partnership should consult their own tax advisers about the U.S. federal income tax consequences of holding and disposing of ordinary shares.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends generally will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Pursuant to IRS authority, shares are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq. You are urged to consult your own tax adviser regarding the availability of the lower rate for dividends paid with respect to our shares, including the effects of any change in law after the date of this annual report.

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

Sale, Exchange or Other Taxable Disposition

Upon the sale, exchange or other taxable disposition of shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the U.S. dollar value of the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis, determined in U.S. dollars, in the shares. In the case of individual U.S. Holders, capital gains generally are subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. Any gain or loss recognized upon the sale, exchange or other taxable disposition of the shares will be treated as long-term capital gain or loss if, at the time of the sale, exchange or other taxable disposition, the holding period of the shares exceeds one year. Such capital gain or loss will generally be treated as U.S.-source income or loss for foreign tax credit limitation purposes. The deductibility of capital losses by a U.S. Holder is subject to significant limitations. U.S. Holders should consult their own tax advisers in this regard.

Passive Foreign Investment Company

A non-U.S. corporation will be classified as a PFIC for any taxable year if (i) at least 75% of its gross income consists of passive income, (such as dividends, interest, rents, royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person) and gains on the disposition of certain minority interests or (ii) at least 50% of the average value of its assets consist of assets that produce or are held for the production of, passive income. We currently believe that we were not a PFIC for the taxable year ended December 31, 2020 and we do not expect to be classified as a PFIC in the foreseeable future. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our shares and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a U.S. Holder would suffer adverse tax consequences. A U.S. Holder of shares in a PFIC that does not make certain elections would realize ordinary income rather than capital gains on the disposition of shares and may be subject to punitive interest charges with respect to certain dividends and gains and on the sale or other disposition of the shares. Furthermore, dividends paid by a PFIC are not eligible to be treated as qualified dividend income (as discussed above). In addition, if a U.S. Holder holds shares in any year in which we are treated as a PFIC, such U.S. Holder will be subject to additional tax form filing and reporting requirements.

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

Certain U.S. Holders are required to report information relating to certain “foreign financial assets,” generally including shares of a foreign corporation, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, (Statement of Specified Foreign Financial Assets) with their tax return for each year in which they hold shares. U.S. Holders are urged to consult their tax advisers regarding the application of the U.S. information reporting and backup withholding rules.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

Documents concerning the Company which are referred to in this Annual Report are available on the SEC’s website at www.sec.gov.

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

We are exposed to foreign currency risks that arise from normal business operations. These risks include transaction gains and losses associated with transactions denominated in currencies other than a location’s functional currency.

US dollar balances in the United Arab Emirates, Saudi Arabia, Oman, Kuwait and Qatar entities are not considered to represent significant currency risk as the respective currencies in these countries are pegged to the U.S. dollar. Our foreign currency risk arises from the settlement of transactions in currencies other than our functional currency, specifically in Algerian Dinar, Egyptian Pound, Libyan Dinar, and Iraqi Dinar. However, customer contracts in these countries are largely denominated in U.S. dollars.

Credit Risk

Credit risk is the risk that one party to a financial instrument may fail to discharge an obligation and cause the other party to incur a financial loss. We are exposed to credit risk on our accounts receivable, unbilled revenue, and other receivables and certain other assets (such as bank balances) as reflected in our Consolidated Balance Sheet, with the maximum exposure equaling the carrying amount of these assets in the Consolidated Balance Sheet. We seek to manage our credit risk with respect to banks by only dealing with reputable banks (our cash and cash equivalents are primarily held with banks and financial institution counterparties that are rated A1 to Baa3, based on Moody’s ratings) and with respect to customers by monitoring outstanding receivables and following up on outstanding balances. Management also considers the factors that may influence the credit risk of its customer base, including the default risk of the industry and the country in which our customers operate. We sell our products to a variety of customers, mainly to NOCs in the MENA and Asia Pacific regions.

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

Accounts payable are normally settled within the terms of purchase from the supplier. We believe cash on hand, cash flows from operating activities and the available credit facilities will provide us with sufficient capital resources and liquidity to manage our working capital needs, meet contractual obligations, fund capital expenditures, and support the development of our short-term and long-term operating strategies.

Market Risk

We are exposed to market risks primarily from changes in interest rates on our long-term borrowings as well as fluctuations in foreign currency exchange rates applicable to our foreign subsidiaries and where local exchange rates are not pegged to the U.S. dollar (Algeria, Libya, Egypt and Iraq). However, the foreign exchange risk is largely mitigated by the fact that all customer contracts are denominated in U.S. dollars.

We do not use derivatives for trading purposes, to generate income or to engage in speculative activity.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. DEBT SECURITIES

Not applicable.

B. WARRANTS AND RIGHTS

As of December 31, 2020, we had 35,540,380 public warrants outstanding. Each warrant entitles the registered holder to purchase one-half of one ordinary share at a price of $5.75 per half share at any time commencing on July 6, 2018 (30 days after the completion of the NPS/GES Business Combination). The warrants must be exercised for whole ordinary shares. The warrants expire on June 6, 2023 (five years after the completion of the NPS/GES Business Combination). For the 12,618,680 public warrants that were previously unregistered, these are identical to the public warrants except that such warrants are exercisable for cash (even if a registration statement covering the ordinary shares issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option, and will not be redeemable so long as they are still held by the initial purchasers or their affiliates. No public warrants are exercisable for cash unless there is an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares.

C. OTHER SECURITIES

Not applicable.

D. AMERICAN DEPOSITORY SHARES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have not been any defaults, dividend arrearages, or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A. DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that material information required to be disclosed in our reports that we submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required financial disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with a company have been detected. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in rules 13(a)-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended), were effective as of the end of the period covered by this Annual Report.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of The Treadway Commission. Based on our evaluation under the Internal Control Integrated Framework (2013), our management concluded that our internal control over financial reporting was effective as of December 31, 2020. For purposes of evaluating internal control over financial reporting, management determined that the internal controls of SAPESCO, of which NESR’s NPS subsidiary acquired in June 2020, would be excluded from the internal control assessment as of December 31, 2020, due to the timing of the closing of the acquisition and as permitted by the rules and regulations of the Securities and Exchange Commission. For the year ended December 31, 2020, SAPESCO contributed approximately 3.2 percent of total revenues and 5.7 percent of total assets of the Company.

Material Weaknesses Remediation

As discussed in our 2018 and 2019 Annual Reports on Form 20-F, in connection with the audit of the Company’s financial statements for the year ended December 31, 2018, management and the Company’s independent registered public accounting firm identified a material weakness in the Company’s internal control over financial reporting. It was concluded that the Company did not maintain an effective control environment over its financial reporting process by providing sufficient resources and technical expertise over accounting for income taxes in accordance with ASC 740. The operators of review controls over accounting for income taxes did not have sufficient information to perform an effective review to ensure compliance with U.S. GAAP.

During 2019 and 2020, management, with oversight from the Audit Committee, identified and implemented measures to strengthen our internal control over financial reporting and to successfully remediate the material weakness described above at December 31, 2020. These measures included:

●	Split Tax, Treasury, and Transactions role by hiring an experienced Tax and Treasury Director to improve bandwidth for supervision and review;
●	Hired seasoned third-party to prepare effective tax rate and income tax provision each quarter;
●	Updated understanding of the process of preparing tax calculations, focusing on the points at which important processing errors or fraud may occur;
●	Expanded and enhanced the population of the Company’s income tax controls to increase granularity with focus on:

o	Awareness of tax law changes across the Company’s geomarkets;
o	Data gathering from each tax jurisdiction;
o	Compilation and review of the Company’s income tax provision workbook and significant supporting schedules such as deferred taxes;
o	Accuracy and completeness of income tax disclosures.

C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

This Annual Report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm, since, as an “emerging growth company,” we are exempt from having our independent auditor assess our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. We will remain an emerging growth company for the first five fiscal years after our initial public offering unless any of the following occur (1) our total annual gross revenues are $1.07 billion or more, (2) we issue more than $1 billion in non-convertible debt over a three-year period, or (3) we become a “large accelerated filer” as defined in the Exchange Act Rule 12b-2.

D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Except for the remediation of the previously identified material weakness associated with the accounting for income taxes in accordance with ASC 740 discussed above, there were no other changes in internal control over financial reporting during the year ended December 31, 2020 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Assurance and Consulting Services LLP (“KPMG”), an independent registered public accounting firm and our principal external auditors, for the periods indicated.

	Successor (NESR)
	Period from	Period from
	January 1	January 1
	to December 31,	to December 31,
	2020	2019

Audit fees(a)	$1,426	$1,721
Audit-related fees(b)	10	-
Tax fees(c)	163	233
All other fees(d)	-	-
Total	$1,599	$1,954

(a)	Audit fees represent fees for services provided in connection with the audit of our consolidated financial statements, review of our interim consolidated financial statements, issuance of comfort/consent letters related to notes offerings and multiple secondary equity offerings, and audit services provided in connection with other statutory or regulatory filings.

(b)	Audit-related fees consist of assurance and related services rendered by the principal accountant related to the performance of the audit or review of our consolidated financial statements, which have not been reported under audit fees above.

(c)	Tax fees represent fees for professional services rendered for tax compliance, tax advice and tax planning.

(d)	All other fees include fees for services provided other than the services reported above.

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

Under the policy, the Audit Committee pre-approves all audit services to be provided to the Company, whether provided by the principal auditors or other firms, and all other services (review, attest and non-audit) to be provided to the Company by the independent auditors; provided, however, that de minimis non-audit services may instead be approved in accordance with applicable rules and regulations. All services provided by the principal external auditors for the years ended December 31, 2020 and 2019 were approved by the Audit Committee pursuant to the pre-approval policy.

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

NATIONAL ENERGY SERVICES REUNITED CORP.

By:	/s/ Sherif Foda
Name:	Sherif Foda
Title:	Chief Executive Officer
Date:	March 24, 2021

By:	/s/ Christopher L. Boone
Name:	Christopher L. Boone
Title:	Chief Financial Officer
Date:	March 24, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

National Energy Services Reunited Corp.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of National Energy Services Reunited Corp. and subsidiaries (the Company) as of December 31, 2020 and 2019 (Successor Company balance sheets), the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for the years ended December 31, 2020, December 31, 2019, and the period from June 7, 2018 to December 31, 2018 (Successor Company operations), and of NPS Holdings Limited for the period from January 1, 2018 to June 6, 2018 (Predecessor Company operations), and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Successor Company as of December 31, 2020 and 2019 and the results of its operations and its cash flows for the years ended December 31, 2020 and December 31, 2019, and the period June 6, 2018 to December 31, 2018 in conformity with U.S. generally accepted accounting principles. Further, in our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and its cash flows of the Predecessor Company for the period from January 1, 2018 to June 6, 2018, in conformity with U.S. generally accepted accounting principles.

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

/s/ KPMG Assurance and Consulting Services LLP

We have served as the Company’s auditor since 2018.

Bangalore, India

March 24, 2021

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In US$ thousands, except share data)

	December 31, 2020	December 31, 2019

Assets
Current assets
Cash and cash equivalents	$75,012	$73,201
Accounts receivable, net	116,835	98,799
Unbilled revenue	158,457	76,347
Service inventories, net	94,263	78,841
Prepaid assets	11,480	9,590
Retention withholdings	36,773	40,970
Other receivables	18,454	14,019
Other current assets	3,943	11,442
Total current assets	515,217	403,209
Non-current assets
Property, plant and equipment, net	437,743	419,307
Intangible assets, net	110,376	122,714
Goodwill	620,921	574,764
Other assets	2,797	2,370
Total assets	$1,687,054	$1,522,364

Liabilities and equity
Liabilities
Accounts payable	144,614	65,704
Accrued expenses	73,783	69,137
Current installments of long-term debt	47,500	15,000
Short-term borrowings	42,360	37,963
Income taxes payable	9,420	7,542
Other taxes payable	11,289	7,189
Other current liabilities	30,400	25,601
Total current liabilities	359,366	228,136

Long-term debt	308,614	330,564
Deferred tax liabilities	21,070	26,217
Employee benefit liabilities	21,515	16,745
Other liabilities	32,071	34,230
Total liabilities	742,636	635,892

Commitments and contingencies (Note 14)	-	-

Equity
Preferred shares, no par value; unlimited shares authorized; none issued and outstanding at December 31, 2020 and December 31, 2019, respectively	-	-
Common stock and additional paid in capital, no par value; unlimited shares authorized; 87,777,553 and 87,187,289 shares issued and outstanding at December 31, 2020 and December 31, 2019, respectively	826,614	818,782
Retained earnings	117,748	67,661
Accumulated other comprehensive income	64	29
Total shareholders’ equity	944,426	886,472
Non-controlling interests	(8)	-
Total equity	944,418	886,472
Total liabilities and equity	$1,687,054	$1,522,364

The accompanying notes are an integral part of the consolidated financial statements.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except share data and per share amounts)

	Successor (NESR)			Predecessor (NPS)
	Period from	Period from	Period from	Period from
	January 1	January 1	June 7	January 1
	to December 31,	to December 31,	to December 31,	to June 6,
	2020	2019	2018	2018

Revenues	$834,146	$658,385	$348,590	$137,027
Cost of services	(678,720)	(506,799)	(249,159)	(104,242)
Gross profit	155,426	151,586	99,431	32,785
Selling, general and administrative expenses	(72,077)	(63,840)	(36,705)	(19,969)
Amortization	(15,817)	(15,932)	(9,373)	(10)
Operating income	67,532	71,814	53,353	12,806
Interest expense, net	(15,879)	(18,971)	(14,383)	(4,090)
Other income / (expense), net	9,139	(408)	5,441	362
Income before income tax	60,792	52,435	44,411	9,078
Income tax expense	(10,705)	(13,071)	(9,431)	(2,342)
Net income	50,087	39,364	34,980	6,736
Net income / (loss) attributable to non-controlling interests	-	-	(163)	(881)
Net income attributable to shareholders	$50,087	$39,364	$35,143	$7,617

Weighted average shares outstanding:
Basic	88,845,618	86,997,554	85,569,020	348,524,566
Diluted	88,990,657	86,997,554	86,862,983	370,000,000

Net earnings per share (Note 16):
Basic	$0.56	$0.45	$0.41	$0.02
Diluted	$0.56	$0.45	$0.40	$0.02

The accompanying notes are an integral part of the consolidated financial statements.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In US$ thousands)

	Successor (NESR)			Predecessor (NPS)
	Period from	Period from	Period from	Period from
	January 1	January 1	June 7	January 1
	to December 31,	to December 31,	to December 31,	to June 6,
	2020	2019	2018	2018

Net income	$50,087	$39,364	$34,980	$6,736
Other comprehensive income, net of tax
Foreign currency translation adjustments	35	(19)	-	(16)
Total Comprehensive Income, net of tax	50,122	39,345	34,980	6,720
Comprehensive income attributable to non-controlling interest	-	-	(163)	(881)
Comprehensive income attributable to shareholders	$50,122	$39,345	$35,143	$7,601

The accompanying notes are an integral part of the consolidated financial statements.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS SHAREHOLDERS’ EQUITY

(In US$ thousands, except share data)

For the Successor (NESR) period from December 31, 2019 to December 31, 2020:

		Common Stock
		and	Accumulated		Total
	Ordinary	Additional Paid in	Other Comprehensive	Retained	Company Shareholders’	Non- controlling	Total Shareholders’
Description	Shares	Capital	Income	Earnings	Equity	Interests	Equity

Balance at December 31, 2019	87,187,289	$818,782	$29	$67,661	$886,472	$-	$886,472
Share-based compensation expense	-	7,832	-	-	7,832	-	7,832
Vesting of restricted share units	590,264	-	-	-	-	-	-
Other	-	-	35	-	35	(8)	27
Net income	-	-	-	50,087	50,087	-	50,087
Balance at December 31, 2020	87,777,553	$826,614	$64	$117,748	$944,426	$(8)	$944,418

For the Successor (NESR) period from December 31, 2018 to December 31, 2019:

		Common Stock
		and	Accumulated		Total
	Ordinary	Additional Paid in	Other Comprehensive	Retained	Company Shareholders’	Non- controlling	Total Shareholders’
Description	Shares	Capital	Income	Earnings	Equity	Interests	Equity

Balance at December 31, 2018	85,562,769	$802,579	$48	$28,297	$830,924	$67	$830,991
Share-based compensation expense	-	5,654	-	-	5,654	-	5,654
Vesting of restricted share units	290,510	-	-	-	-	-	-
Other	33,796	2	(19)	-	(17)	-	(17)
Acquisition of non-controlling interest during the period	-	67	-	-	67	(67)	-
NPS equity earn-out	1,300,214	10,480	-	-	10,480	-	10,480
Net income	-	-	-	39,364	39,364	-	39,364
Balance at December 31, 2019	87,187,289	$818,782	$29	$67,661	$886,472	$-	$886,472

For the Successor (NESR) period from June 6, 2018 to December 31, 2018:

		Common Stock
		and	Accumulated		Total
	Ordinary	Additional Paid in	Other Comprehensive	Retained	Company Shareholders’	Non- controlling	Total Shareholders’
Description	Shares	Capital	Income	Earnings	Equity	Interests	Equity

Balance at June 6, 2018	11,730,425	$56,601	$-	$(4,611)	$51,990	$-	$51,990
Reclassification of shares previously subject to redemption	16,921,700	165,188	-	-	165,188	-	165,188
Redeemed shares	(1,916,511)	(19,379)	-	-	(19,379)	-	(19,379)
Shares issued to acquire NPS	25,077,277	255,537	-	-	255,537	-	255,537
Shares issued to acquire GES	28,346,229	288,848	-	-	288,848	-	288,848
Shares issued to related party for loan fee and transaction costs	266,809	2,719	-	-	2,719	-	2,719
Shares issued in secondary offering	4,829,375	48,294	-	-	48,294	-	48,294
Shares issued for IPO underwriting fees	307,465	3,737	-	-	3,737	-	3,737
Share-based compensation expense	-	1,034	-	-	1,034	-	1,034
Business combination non-controlling interest	-	-	-	-	-	(2,004)	(2,004)
Other	-	-	48	-	48	(1)	47
Acquisition of non-controlling interest during the period	-	-	-	808	808	(808)	-
Non-controlling interest derecognized due to sale of subsidiary	-	-	-	(3,043)	(3,043)	3,043	-
Net income	-	-	-	35,143	35,143	(163)	34,980
Balance at December 31, 2018	85,562,769	$802,579	$48	$28,297	$830,924	$67	$830,991

For the Predecessor (NPS) period from December 31, 2017 to June 6, 2018:

			Redeemable			Accumulated	Retained	Total
			Convertible	Redeemable	Additional	Other	Earnings	Company		Total
Predecessor	Shares	Common	Shares	Convertible	Paid In	Comprehensive	(Accumulated	Stockholders’	Noncontrolling	Stockholders’
(NPS)	Outstanding	Stock	Outstanding	Shares	Capital	Income (Loss)	Deficit)	Equity	Interests	Equity

Balance at December 31, 2017	342,250,000	$342,250	27,750,000	$27,750	$3,345	$(436)	$18,480	$391,389	$(1,960)	$389,429
Net income (loss)	-	-	-	-	-	-	7,617	7,617	(881)	6,736
Foreign currency translation adjustment	-	-	-	-	-	(16)	-	(16)	-	(16)
Conversion of redeemable shares	6,274,566	6,275	(6,274,566)	(6,275)	-	-	-	-	-	-
Dividends paid	-	-	-	-	-	-	(48,210)	(48,210)	-	(48,210)
Amount of Provision for Zakat	-	-	-	-	-	-	(766)	(766)	-	(766)
Balance at June 6, 2018	348,524,566	$348,525	21,475,434	$21,475	$3,345	$(452)	$(22,879)	$350,014	$(2,841)	$347,173

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US$ thousands)

	Successor (NESR)			Predecessor (NPS)
	Period from	Period from	Period from	Period from
	January 1	January 1	June 7	January 1
	to December 31,	to December 31,	to December 31,	to June 6,
	2020	2019	2018	2018

Cash flows from operating activities:
Net income	$50,087	$39,364	$34,980	$6,736
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	120,778	88,111	42,416	17,284
Shares issued for loan fees and transaction costs	-	-	2,719	-
Share-based compensation expense	7,832	5,654	1,034	-
Loss (Gain) on disposal of assets	96	(1,659)	(986)	-
Non-cash interest (income) expense	(271)	1,884	2,055	3,350
Deferred tax expense (benefit)	(4,617)	(3,935)	(2,025)	-
Allowance for doubtful receivables	188	1,771	693	2,402
Provision for obsolete service inventories	1,071	622	1,155	-
Earn-outs on business combinations	(9,619)	-	(5,723)	-
Other operating activities, net	579	90	796	1,442
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(3,390)	(39,176)	10,329	(15)
(Increase) decrease in Unbilled revenue	(75,971)	19,171	(8,424)	-
(Increase) decrease in Retention withholdings	6,367	(18,960)	(25,135)	-
(Increase) decrease in inventories	(12,535)	(21,312)	5,440	(2,080)
(Increase) decrease in prepaid expenses	(1,211)	(2,573)	596	(759)
(Increase) decrease in other current assets	1,800	374	(2,814)	(16,257)
(Increase) decrease in other long-term assets and liabilities	(5,030)	8,623	-	(544)
Increase (decrease) in accounts payable and accrued expenses	55,323	19,438	(34,943)	7,335
Increase (decrease) in other current liabilities	1,994	(8,396)	18,677	1,932
Net cash provided by operating activities	133,471	89,091	40,840	20,826

Cash flows from investing activities:
Capital expenditures	(90,323)	(107,938)	(23,211)	(9,861)
Proceeds from disposal of assets	487	1,625	5,309	-
Proceeds from the Company’s Trust account	-	-	231,782	-
Acquisition of business, net of cash acquired	(13,218)	-	(282,190)	(1,098)
Other investing activities	(574)	(1,025)	1,722	3,043
Net cash used in investing activities	(103,628)	(107,338)	(66,588)	(7,916)

Cash flows from financing activities:
Proceeds from long-term debt	15,000	365,000	92,490	47,063
Repayments of long-term debt	(25,972)	(285,048)	(61,606)	-
Proceeds from short-term borrowings	33,753	49,305	-	-
Repayments of short-term borrowings	(27,433)	(56,965)	-	-
Payments on capital leases	(19,581)	-	-	-
Payments on seller-provided financing for capital expenditures	(3,834)	-	-	-
Proceeds from issuance of shares	-	-	48,294	-
Redemption of ordinary shares	-	-	(19,380)	-
Payment of deferred underwriting fees	-	-	(9,070)	(164)
Dividend paid	-	-	-	(48,210)
Other financing activities, net	-	(5,717)	(134)	(4,429)
Net cash provided by (used in) financing activities	(28,067)	66,575	50,594	(5,740)

Effect of exchange rate changes on cash	35	(19)	-	(16)
Net increase in cash	1,811	48,309	24,846	7,154
Cash and cash equivalents, beginning of period	73,201	24,892	46	24,502
Cash and cash equivalents, end of period	$75,012	$73,201	$24,892	$31,656

Supplemental disclosure of cash flow information (also refer Note 3):
Interest paid	12,667	17,290	8,812	3,636
Income taxes paid	15,641	19,192	6,008	345

The accompanying notes are an integral part of the consolidated financial statements.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

National Energy Services Reunited Corp. (“NESR,” the “Company,” “we,” “our,” “us” or similar terms), a British Virgin Islands corporation headquartered in Houston, Texas, is one of the largest oilfield services providers in the Middle East North Africa (“MENA”) region.

Formed in January 2017, NESR started as a special purpose acquisition company (“SPAC”) designed to invest in the oilfield services space globally. NESR filed a registration statement for its initial public offering in May 2017. In November 2017, NESR announced the acquisition of two oilfield services companies in the MENA region: NPS Holdings Limited (“NPS”) and Gulf Energy S.A.O.C. (“GES” and, together with NPS, the “Subsidiaries”). The formation of NESR as an operating entity was completed on June 7, 2018, after the transactions were approved by the NESR shareholders. On June 1, 2020, NESR further expanded its footprint within the MENA region when its NPS subsidiary acquired Sahara Petroleum Services Company S.A.E. (“SAPESCO,” the “SAPESCO Business Combination”).

NESR’s revenues are primarily derived by providing production services (“Production Services”) such as hydraulic fracturing, cementing, coiled tubing, filtration, completions, stimulation, pumping and nitrogen services. NESR also provides drilling and evaluation services (“Drilling and Evaluation Services”) such as drilling downhole tools, directional drilling, fishing tools, testing services, wireline, slickline, fluids and rig services. NESR has significant operations throughout the MENA region including Saudi Arabia, Oman, Qatar, Iraq, Algeria, United Arab Emirates, Egypt, Libya and Kuwait.

2. BASIS OF PRESENTATION

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). All amounts are shown in U.S. dollars, except as noted.

On June 6, 2018, NESR acquired all of the issued and outstanding equity interests of the Subsidiaries (collectively, the “NPS/GES Business Combination”). The NPS/GES Business Combination was accounted for under Accounting Standards Codification (“ASC”) Topic 805, Business Combinations. Pursuant to ASC 805, NESR was determined to be the accounting acquirer based on evaluation of the facts and circumstances including:

●	The transfer of cash by NESR;

●	NESR’s executive management comprise the C-Suite of the combined company;

●	NESR’s right to designate members of the board; and

●	NESR initiated the NPS/GES Business Combination.

As a result of the NPS/GES Business Combination, NPS and GES were acquirees and NPS was determined to be the accounting “Predecessor”. NPS was determined to be the accounting “Predecessor” as the Company expects to use the NPS platform to grow the business as it operates throughout the Middle East and Africa whereas GES is concentrated in Oman. Further, the market size of countries where NPS is operating is much larger than that of GES and the valuation and price paid for NPS was higher than that of GES. The Company’s financial statement presentation distinguishes a Predecessor for periods prior to the Closing Date. NESR is the “Successor” for periods after the Closing Date, which includes the consolidated financial results of both NPS and GES. The transactions were accounted for as a business combination using the acquisition method of accounting, and the Successor financial statements reflect a new basis of accounting for both NPS and GES that is based on the fair value of assets acquired and liabilities assumed. See Note 4, Business Combinations, for further discussion on the NPS/GES Business Combination. As a result of the application of the acquisition method of accounting as of the Closing Date, the financial statements for the predecessor periods and for the successor period are presented on a different basis of accounting and are, therefore, not comparable. The historical information of NESR prior to the NPS/GES Business Combination has not been reflected in the Company’s financial statements prior to June 7, 2018, as it was not deemed the Predecessor. Statement of operations activity of NESR, being nominal in nature, prior to the closing of the NPS/GES Business Combination were recorded in the opening retained earnings as of June 7, 2018 and not presented separately.

In the accompanying consolidated financial statements, the successor period is from June 7, 2018 to December 31, 2018 (“2018 Successor Period”), January 1, 2019 to December 31, 2019 (“2019 Successor Period”), and January 1, 2020 to December 31, 2020 (“2020 Successor Period”), and the predecessor period is from January 1, 2018 to June 6, 2018 (“2018 Predecessor Period”).

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s significant estimates include estimates made towards the purchase price allocation for the acquisition of SAPESCO, the allowance for doubtful accounts, evaluation for impairment of property, plant and equipment, evaluation for impairment of goodwill and intangible assets, estimated useful life of property, plant, and equipment and intangible assets, provision for inventories obsolescence, recoverability of unbilled revenue, unrecognized tax benefits, recoverability of deferred tax assets and contingencies and actuarial assumptions in employee benefit plans.

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

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.

Supplemental cash flow information

Non-cash transactions for the 2020 Successor period:

●	Purchases of property, plant, and equipment in Accounts payable, Accrued expenses and Short-term borrowings at December 31, 2020 of $16.6 million, $0 (zero) million, and $20.4 million, respectively, are not included under “Capital expenditures” within the Consolidated Statement of Cash Flows.

●	Capital lease obligations of $22.5 million classified as a short-term obligation within Other current liabilities and $5.5 million classified as a long-term obligation within Other liabilities, are not included under “Payments on capital leases” within the Consolidated Statement of Cash Flows.

●	Purchases of property, plant, and equipment using seller-provided installment financing of $11.4 million, $0.6 million, and $3.2 million in Accounts payable, Short-term borrowings, and Other current liabilities, respectively, are not included under “Payments on seller-provided financing for capital expenditures” within the Consolidated Statement of Cash Flows.

●	Obligations of $2.0 million and $13.5 million classified in Other current liabilities and Other liabilities, respectively, related to the future payments of cash and shares for the purchase of SAPESCO (Note 4), are not included under “Acquisition of business, net of cash acquired” within the Consolidated Statement of Cash Flows.

Non-cash transactions for the 2019 Successor period:

●	Purchases of property, plant, and equipment in accounts payable, accrued expenses and short-term borrowings at December 31, 2019 of $21.7 million, $3.0 million, and $29.3 million, respectively, are not included under “Capital expenditures” within the consolidated statement of cash flows.
●	Non-cash additions to capital lease obligations of $33.7 million.
●	Purchases of property, plant, and equipment using seller-provided installment financing of $3.0 million included in Other current liabilities and $3.0 million in Other liabilities.

Non-cash transactions for the 2018 Successor period:

●	In connection the NPS/GES Business Combination in 2018, the Company issued ordinary shares valued at $544.4 million.
●	In connection with the Hana Loan, which is described in Note 10, Debt, the Company paid a $0.6 million origination fee using ordinary shares. Additionally, in conjunction with the Hana Loan, as described in Note 15, Equity, the Company reimbursed Hana Investments for transaction fees and expenses in the amount of $2.1 million through the issuance of ordinary shares.
●	Purchases of property, plant, and equipment in accounts payable and short-term debt at December 31, 2018 of $20.8 million and $14.7 million, respectively, are not included under “Capital expenditures” within the consolidated statement of cash flows.

Income taxes

The Company applies an asset and liability approach to financial accounting and reporting for income taxes. Deferred tax assets and liabilities are computed for differences between the financial statement carrying amount and the tax basis of assets and liabilities that will result in future deductible or taxable amounts and for carryforwards, based on enacted tax laws and rates applicable to the periods in which the deductible or taxable temporary differences are expected to affect taxable income. Valuation allowances are established to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company applies a recognition threshold and measurement attribute for evaluating tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position, based solely on the technical merits, must be more-likely-than-not to be sustained upon examination by taxing authorities. Recognized tax positions are measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. The Subsidiaries operate in multiple tax jurisdictions in the Middle East, North Africa and Asia. The Company has provided for income taxes based on enacted tax laws and tax rates in effect in the countries where the Company operates and earns income. The income taxes in these jurisdictions vary substantially. The Company engages in transactions in which the income tax consequences may be subject to uncertainty and examination by the varying taxing authorities. Significant judgment is required by the Company’s management in assessing and estimating the income tax consequences of these transactions. While the Company prepares tax returns based on interpretations of tax laws and regulations, in the normal course of business, the income tax returns may be subject to examination by the various taxing authorities. Such examinations may result in future assessments of additional income tax, interest and penalties. NESR classifies interest and penalties relating to an underpayment of income taxes within income tax expense in the Consolidated Statement of Operations. Considerable judgment is involved in determining which tax positions are more likely than not to be sustained.

Net income per ordinary share

Basic income per ordinary share was computed by dividing basic net income attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding. Diluted income per ordinary share was computed by dividing diluted net income attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding plus dilutive potential ordinary shares, if any. Dilutive potential ordinary shares include outstanding warrants, restricted stock awards, and/or other contracts to issue ordinary stock and are determined by applying the treasury stock method or if-converted method, as applicable, if dilutive.

Concentration of credit risk

The Company’s assets that are exposed to concentrations of credit risk consist primarily of cash, accounts receivable from customers, and unbilled revenue from customers. The Company places its cash with financial institutions and limits the amount of credit exposure with any one of them. The Company regularly evaluates the creditworthiness of the issuers in which it invests. The Company minimizes this credit risk by entering into transactions with high-quality counterparties, limiting the exposure to each counterparty and monitoring the financial condition of its counterparties.

Fair value of financial instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, unbilled revenue, accounts payable, and loans and borrowings. The fair value of the Company’s financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying consolidated balance sheet, primarily due to their short-term nature.

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

Unbilled revenue, accounts receivable and allowance for doubtful accounts

Trade accounts receivable are recorded at the invoiced amount. Accounts receivable are reclassified from unbilled revenue when presented to the customer or accepted in the customer’s electronic invoice processing portal, if applicable. No interest is charged on past-due balances. The Company grants credit to customers based upon an evaluation of each customer’s financial condition. The Company periodically monitors the payment history and ongoing creditworthiness of customers. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowances management considers historical losses adjusted to take into account current market conditions and the customer’s financial conditions, the amount of receivable in dispute, current receivables ageing and current payment patterns. Significant accounts receivable balances and balances that have been outstanding greater than 90 days are reviewed for collectability. Account balances, when determined to be uncollectable, are charged against the allowance.

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

Buildings and leasehold improvements	5 to 25 years or the estimated lease period, whichever is shorter
Drilling rigs, plant and equipment	3 to 15 years
Furniture and fixtures	5 years
Office equipment and tools	3 to 10 years
Vehicles and cranes	5 to 8 years

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

Goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require. The Company’s next annual test will occur on October 1, 2021. The Company performs a qualitative assessment to determine whether it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount. If the Company determines, as a result of its qualitative assessment, that it is not more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, no further testing is required. If the Company determines, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, a goodwill impairment assessment is performed using a two-step, fair-value based test. Under the first step, goodwill is reviewed for impairment by comparing the carrying value of the reporting unit’s net assets (including allocated goodwill) to the fair value of the reporting unit. The fair value of the reporting units is determined using a discounted cash flow approach. Determining the fair value of a reporting unit requires judgment and the use of significant estimates and assumptions. Such estimates and assumptions include revenue growth rates, discount rates, operating margins, weighted average costs of capital, market share and future market conditions, among others. If the reporting unit’s carrying value is greater than its fair value, a second step is performed whereby the implied fair value of goodwill is estimated by allocating the fair value of the reporting unit in a hypothetical purchase price allocation analysis. If the amount of goodwill resulting from this hypothetical purchase price allocation is less than the carrying value of the reporting unit’s goodwill, the recorded carrying value of goodwill is written down to the implied fair value. The Company has not recorded any impairment charge for goodwill in the accompanying consolidated statement of operations for any of the periods presented.

Intangible assets

Intangible assets were identified that met either the separability criterion or the contractual-legal criterion described in ASC 805. The Company’s intangible assets with finite lives consist of customer contracts, trademarks and trade names. The cost of intangible assets with finite lives is amortized over the estimated period of economic benefit on a straight-line basis, ranging from eight to ten years. Asset lives are adjusted whenever there is a change in the estimated period of economic benefit. No residual value has been assigned to these intangible assets.

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

The Company recognizes revenue from contracts with customers upon transfer of control of promised services to customers at an amount that reflects the consideration it expects to receive in exchange of services. The Company typically receives “callouts” from its customers for specific services at specific customer locations, typically initiated by the receipt of a purchase/service order or similar document from the customer. Customer callouts request that the Company provide a “suite of services” to fulfill the service order, encompassing personnel, use of Company equipment, and supplies required to perform the work. Rates for these services are defined in the Company’s contracts with customers. The term between invoicing and when the payment is due is typically 30-60 days.

Revenue is recognized for each performance obligation when the customer obtains control of the service the Company is providing. For most services, control is obtained over time as (1) the customer simultaneously receives and consumes the benefits provided by the Company’s performance as Company employees perform and (2) the Company’s performance creates or enhances an asset that the customer controls. Revenue is recorded based on daily drilling logs, recognized at the standalone selling price of the services provided as reduced proportionately for management’s estimate of volume or early pay discount where applicable. Upon initial recording, revenue is presented as unbilled revenue on the Company’s Consolidated Balance Sheet and subsequently reclassified to Accounts receivable when the final invoice is presented to the customer or accepted in the customer’s electronic invoice processing portal, as applicable. Amounts collected on behalf of third parties in conjunction with revenue, such as taxes, are generally presented gross as the Company is typically the principal in each taxing jurisdiction.

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

Recently issued accounting standards not yet adopted

The U.S. Securities and Exchange Commission (“SEC”) permits qualifying Emerging Growth Companies (“EGC”) to defer the adoption of accounting standards updates until the time when a private company would adopt. The Company continues to qualify as an EGC as of December 31, 2020.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, “Leases,” a new standard on accounting for leases. This update increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. In June 2020, the FASB Issued ASU No. 2020-05, “Accounting Standards Update 2020-05—Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities.” ASU No. 2020-05 deferred the Company’s adoption of ASU 2016-02, as amended, to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the provisions of ASU 2016-02 and related interpretive amendments (ASU 2018-01, “Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842,” ASU 2018-10, “Codification Improvements to Topic 842, Leases,” ASU 2018-11, “Leases (Topic 842): Targeted Improvements,” ASU 2018-20, “Leases (Topic 842): Narrow-Scope Improvements for Lessors,” and ASU 2019-01, “Leases (Topic 842): Codification Improvements,” inclusive) and assessing the impact, if any, on its consolidated financial statements and related disclosures.

All other new accounting pronouncements that have been issued but not yet effective are currently being evaluated and at this time are not expected to have a material impact on our financial position or results of operations.

4. BUSINESS COMBINATIONS

SAPESCO Business Combination

In June of 2020, NESR executed the Deed of Amendment (“Deed of Amendment”) to the Agreement dated February 13, 2020 related to the sale and purchase of 99.7% of SAPESCO (collectively with the Deed of Amendment, the “Sale & Purchase Agreement”). The executed Deed of Amendment gives NESR control over SAPESCO effective from June 1, 2020. Accordingly, the accounting of the acquisition has been carried out effective June 1, 2020. Formal closing and legal transfer of $11.0 million of cash, $6.0 million of deferred cash consideration, and 2,237,000 NESR ordinary shares was completed in the third and fourth quarters of 2020, as well as the first quarter of 2021, upon final regulatory approvals and completion of normal closing requirements, which were temporarily delayed as a result of the global COVID-19 pandemic.

Description of the SAPESCO Transaction

Under the terms of the Sale & Purchase Agreement, NESR acquired 99.7% of the issued and outstanding shares of SAPESCO in a cash and stock transaction (the “Business Combination”) which comprised of $11.0 million to be paid at closing, an additional $6.0 million to be paid in three equal installments, for total cash consideration of $17.0 million, and the issuance of 2,237,000 NESR shares. The Sale & Purchase Agreement also contained earn-out mechanisms that enabled the sellers to receive additional consideration after the closing of the Business Combination as follows:

●	Cash Earn-Out (“Cash Earn-Out”) of up to $6.9 million in cash based on collection of certain receivables;

●	Additional Earn-Out Shares (“Additional Earn-Out Shares”) based on the collection of certain receivables and only to the extent that NESR’s average share price during the fourth quarter of 2020 was less than $9 per share; and

●	Customer Receivables Earn-Out Shares (“Customer Receivables Earn-Out Shares”) based on the collection of certain long-dated and/or doubtful receivables for two years subsequent to the Closing Date, to be settled at the NESR Additional Share Price (“NESR Additional Share Price”) which is derived from taking the average of the price of the Company’s shares (“NESR Shares”) during each calendar quarter within the 12 months after the Closing Date and applying the average price in each quarter to the long-dated and doubtful receivables collected during the relevant quarter, provided that if such price is: (a) less than $10, the NESR Additional Share Price shall be $10 or (b) greater than $11.70, the NESR Additional Share Price shall be $11.70.

Collectively, the Cash Earn-Out and Additional Earn-Out Shares were fair valued at $11.7 million as of June 1, 2020. The Cash Earn-Out was determined using a discounted cash flow approach within a scenario analysis. The Additional Earn-Out Shares were valued using a Monte Carlo simulation. The long-dated and doubtful receivables, and corresponding Customer Receivables Earn-Out Shares contingency, were fair valued at $0.

In the fourth quarter of 2020, the Company reduced the liabilities recorded for the Cash Earn-Out and Additional Earn-Out Shares to $2.1 million based on expected settlement values at the reporting date that were subsequently finalized with the sellers in the first quarter of 2021. This adjustment was reflected in Other income/(expense), net, as ASC 805 precludes adjusting goodwill for subsequent revisions to contingent consideration. The downward revision to the liabilities recorded for the Cash Earn-Out and Additional Earn-Out Shares was primarily on account of settlement negotiations with the sellers during the fourth quarter of 2020 that altered the mix of cash and equity consideration to paid upon final settlement of these earn-outs. Additionally, the Company also recorded Other Liabilities of $1.4 million in the fourth quarter of 2020, relating primarily to the expected 2021 issuance of Customer Receivables Earn-Out Shares.

Financing of Business Combination

Consideration for the Business Combination was funded through the following sources and transactions:

●	cash and cash equivalents of $11.0 million;

●	deferred cash consideration of $6.0 million;

●	the issuance of 2,237,000 NESR ordinary shares to the SAPESCO selling shareholders in exchange for their SAPESCO shares, presented in Other liabilities in the Consolidated Balance Sheet as of December 31, 2020.

The following summarizes the consideration to purchase 99.7% of the issued and outstanding equity interests of SAPESCO:

	SAPESCO
	Value (In US$ thousands)	Shares

Cash consideration	$16,958
Total consideration – cash	16,958

NESR ordinary share consideration	12,013	2,237,000
Total consideration – equity (1)	12,013	2,237,000

Cash Earn-Out	5,301
Additional Earn-Out Shares	6,377		(2)
Total estimated earn-out mechanisms	11,678		(2)

Total consideration	$40,649	2,237,000

(1)	The fair value of NESR ordinary shares was determined based upon the $5.37 per share closing price of NESR ordinary shares on June 1, 2020, the acquisition date of the Business Combination. Control was transferred by agreement with the selling shareholders of SAPESCO.
(2)	The quantity of Additional Earn-Out Shares was negotiated in the fourth quarter of 2020 and finalized in the first quarter of 2021 when settled with the sellers for 145,039 shares. These shares were valued for accounting purposes at $9.93 per share, the closing price of NESR ordinary shares on December 31, 2020. A liability totaling $6.4 million was previously recorded in Other liabilities on the opening balance sheet pending the outcome of this contingency. As the Company is contractually obligated to settle this contingency in shares, we believe that presentation as a non-current liability best matches the contingency with the long-term nature of equity financing.

Accounting treatment

The Business Combination is accounted for under ASC 805, Business Combinations (“ASC 805”). Pursuant to ASC 805, NESR has been determined to be the accounting acquirer. SAPESCO constitutes a business, with inputs, processes, and outputs. Accordingly, the acquisition of SAPESCO constitutes the acquisition of a business for purposes of ASC 805, and due to the change in control of SAPESCO was accounted for using the acquisition method. NESR recorded the fair value of assets acquired and liabilities assumed from SAPESCO.

The following table summarizes the final allocation of the purchase price allocation (in US$ thousands):

Allocation of consideration

Cash and cash equivalents	$3,740
Accounts receivable	14,847
Unbilled revenue	6,126
Service inventories	5,641
Prepaid assets	679
Retention withholdings	279
Other current assets	552
Property, plant and equipment	14,385
Intangible assets	3,340
Other assets	200
Total identifiable assets acquired	49,789

Accounts payable	11,984
Accrued expenses	6,613
Current installments of long-term debt	5,400
Short-term borrowings	5,692
Income taxes payable	313
Other taxes payable	3,802
Other current liabilities	2,237
Long-term debt	15,572
Employee benefit liabilities	1,455
Other liabilities	2,237
Non-controlling interests	(8)
Net identifiable liabilities acquired	55,297
Total fair value of net assets acquired	(5,508)
Goodwill	46,157
Total consideration	$40,649

All employee benefit liabilities relate to end of service benefits (note 12).

During the quarter ended December 31, 2020, the Company finalized its valuation of identifiable assets and liabilities. These measurement period changes resulted in an increase of $25.2 million to goodwill as compared to the amounts provisionally recorded as of June 1, 2020 initially reported during the quarter ended June 30, 2020. Measurement period adjustments included a reduction in the value of property, plant, and equipment of $19.8 million, a reduction in the value of intangibles of $0.9 million, an increase in accrued expenses of $2.2 million, and an increase in other taxes payable of $1.3 million. The revision to property, plant, and equipment was on account of physical asset inspection procedures performed during the measurement period. These inspection procedures were previously delayed by COVID-19 mobility restrictions and provided additional information in regard to the physical condition of the acquired property, plant, and equipment. During the quarter ended June 30, 2020, the Company had provisionally fair valued property, plant and equipment at $34.2 million as compared to their carrying value of $19.6 million on the acquisition date.

Intangible assets

Intangible assets were identified that met either the separability criterion or the contractual-legal criterion described in ASC 805.

The final allocation to intangible assets is as follows (in US$ thousands):

	Fair Value
	Total	Useful Life
	(In US$ thousands)
Customer contracts	$2,900	8 years
Trademarks and trade names	440	2 years
Total intangible assets	$3,340

Goodwill

As of December 31, 2020, $46.2 million has been allocated to goodwill. Goodwill represents the excess of the gross consideration transferred over the fair value of the underlying net tangible and identifiable definite-lived intangible assets acquired. The goodwill is not amortizable and/or deductible for tax purposes. Qualitative factors that contribute to the recognition of goodwill include certain intangible assets that are not recognized as separate identifiable intangible assets apart from goodwill. Intangible assets not recognized apart from goodwill consist primarily of the strong market positions and the assembled workforces.

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

Transaction costs

The Company incurred $1.1 million in advisory, legal, accounting, and management fees through December 31, 2020, which includes the amounts the Company had spent prior to the acquisition date of the Business Combination. These costs are recorded in selling, general and administrative expenses in the Consolidated Statements of Operations in connection with the Business Combination. Transaction costs are reported as a cash outflow from operating activities by the Company.

Unaudited pro-forma information

The following table summarizes the supplemental consolidated results of the Company on an unaudited pro-forma basis, as if the Business Combination had been consummated on January 1, 2019 for the year-to-date periods ended December 31, 2020 and December 31, 2019, respectively (in US$ thousands):

	Successor (NESR)
	Period from	Period from
	January 1	January 1
	to December 31,	to December 31,
	2020	2019
Revenues	$852,823	$720,860
Net income/(loss)	45,320	43,081

These pro-forma results were based on estimates and assumptions, which the Company believes are reasonable. They are not the results that would have been realized had the Company been a consolidated company during the periods presented and are not necessarily indicative of results of operations in future periods. SAPESCO’s results for the periods presented include significant charges for restructuring and related activities that may not have been incurred had the Company been a consolidated company during the periods presented. The pro-forma results include adjustments primarily related to purchase accounting adjustments. Acquisition costs and other non-recurring charges incurred in connection with the Business Combination are included in the earliest period presented.

SAPESCO revenue of $26.5 million and net income of $0.8 million are included in the consolidated statement of operations during the 2020 Successor Period from the date of acquisition.

NPS/GES Business Combination

On June 6, 2018, NESR consummated the NPS/GES Business Combination and related financing transactions, acquiring all of the issued and outstanding equity interests of NPS and GES.

Accounting treatment

The NPS/GES Business Combination is accounted for under ASC 805. Pursuant to ASC 805, NESR has been determined to be the accounting acquirer. Refer to Note 2, Basis of Presentation, for more information. NPS and GES both constitute businesses, with inputs, processes, and outputs. Accordingly, the acquisition of NPS and GES both constitute the acquisition of a business for purposes of ASC 805 and due to the change in control of each of NPS and GES was accounted for using the acquisition method. NESR recorded the fair value of assets acquired and liabilities assumed from NPS and GES.

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

Unaudited pro-forma information

The following table summarizes the supplemental consolidated results of the Company on an unaudited pro-forma basis, as if the NPS/GES Business Combination had been consummated on January 1, 2017 (in thousands):

	Period from January 1	Period from January 1
	to December 31,	to December 31,
	2018	2017
Revenues	$552,520	$457,888
Net income	$52,667	$36,418

These pro-forma results were based on estimates and assumptions, which the Company believes are reasonable. They are not the results that would have been realized had the Company been a combined company during the periods presented and are not necessarily indicative of results of operations in future periods. The pro-forma results include adjustments primarily related to purchase accounting adjustments. Acquisition costs and other non-recurring charges incurred in connection with the NPS/GES Business Combination are included in the earliest period presented.

5. REVENUE

Disaggregation of revenue

There is significant homogeneity amongst the Company’s revenue-generating activities. In all service lines, the Company provides a “suite of services” to fulfil a customer purchase/service order, encompassing personnel, use of Company equipment, and supplies required to perform the services. 98% of the Company’s revenue is from the MENA region with the majority sourced from governmental customers, predominantly in Oman and Saudi Arabia. Information regularly reviewed by the chief operating decision maker (“CODM”) for evaluating the financial performance of operating segments is focused on the timing of when the services are performed during a well’s lifecycle. Production Services are services performed during the production stage of a well’s lifecycle. Drilling and Evaluation Services are services performed during the pre-production stages of a well’s lifecycle.

Based on these considerations, the following table provides disaggregated revenue data by the phase in a well’s lifecycle during which revenue has been recorded (in US$ thousands):

	Successor (NESR)			Predecessor (NPS)
	Period from	Period from	Period from	Period from
	January 1	January 1	June 7	1-Jan
	to December 31,	to December 31,	to December 31,	to June 6,
	2020	2019	2018	2018
Revenue by Phase in Well’s Lifecycle:
Production Services	$556,121	$405,654	$215,791	$112,295
Drilling and Evaluation Services	278,025	252,731	132,799	24,732
Total revenue by phase in well’s life cycle	$834,146	$658,385	$348,590	$137,027

6. ACCOUNTS RECEIVABLE

The following table summarizes the accounts receivable of the Company as of the period end dates set forth below (in US$ thousands):

	December 31,	December 31,
	2020	2019
Trade receivables	$118,557	$100,642
Less: allowance for doubtful accounts	(1,722)	(1,843)
Total	$116,835	$98,799

Trade receivables relate to the sale of services, for which credit is extended based on the Company’s evaluation of the customer’s creditworthiness. The gross contractual amounts of trade receivables at December 31, 2020 and December 31, 2019 were $118.6 million and $100.6 million, respectively. Movement in the allowance for doubtful accounts is as follows (in thousands):

	Successor (NESR)			Predecessor (NPS)
	Period from	Period from	Period from	Period from
	January 1	January 1	June 7	January 1
	to December 31,	to December 31,	to December 31,	to June 6,
	2020	2019	2018	2018
Allowance for doubtful accounts at beginning of period	(1,843)	(693)	-	(4,106)
Add: additional allowance for the year	$(261)	$(1,771)	$(693)	$-
Less: bad debt expense	382	621	-	-
Allowance for doubtful accounts at end of period	$(1,722)	$(1,843)	$(693)	$(4,106)

7. SERVICE INVENTORIES

The following table summarizes the service inventories for the periods as set forth below (in thousands):

	December 31,	December 31,
	2020	2019

Spare parts	$55,845	$39,428
Chemicals	24,527	22,852
Consumables	16,503	18,338
Total	96,875	80,618
Less: allowance for obsolete and slow-moving inventories	(2,612)	(1,777)
Total	$94,263	$78,841

8. PROPERTY, PLANT, & EQUIPMENT

Property, plant and equipment, net of accumulated depreciation, of the Company consists of the following as of the period end dates set forth below (in US$ thousands):

	Estimated Useful Lives (in years)	December 31, 2020	December 31, 2019
Buildings and leasehold improvements	5 to 25	$31,827	$36,853
Drilling rigs, plant and equipment	3 to 15	534,964	411,984
Furniture and fixtures	5	2,282	3,720
Office equipment and tools	3 to 10	39,174	35,991
Vehicles and cranes	5 to 8	7,429	12,292
Less: Accumulated depreciation		(193,261)	(104,689)
Land		5,104	5,104
Capital work in progress		10,224	18,052
Total		$437,743	$419,307

The Company recorded depreciation expense of $105.0 million, $72.2 million, $33.0 million, and $17.3 million in the 2020 Successor Period, 2019 Successor Period, 2018 Successor Period, and 2018 Predecessor Period, respectively, in the Consolidated Statement of Operations.

9. GOODWILL AND INTANGIBLE ASSETS

Goodwill

Changes in the carrying amount of goodwill of the Company between December 31, 2019 and December 31, 2020 are as follows (in thousands):

	Production Services	Drilling and Evaluation Services	Goodwill
Balance as of December 31, 2019	$419,646	155,118	574,764
SAPESCO Business Combination	23,811	22,346	46,157
Balance as of December 31, 2020	$443,457	177,464	620,921

Intangible assets subject to amortization, net

The following is the weighted average amortization period for intangible assets of the Company subject to amortization (in years):

Amortization
Customer contracts	10.0
Trademarks and trade names	7.9
Total intangible assets	9.6

The details of the Company’s intangible assets subject to amortization are set forth below (in thousands):

	December 31, 2020			December 31, 2019
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount

Customer contracts	$124,400	$(31,685)	$92,715	$121,500	$(19,239)	$102,261
Trademarks and trade names	25,940	(8,279)	17,661	25,500	(5,047)	20,453
Total intangible assets	$150,340	$(39,964)	$110,376	$147,000	$(24,286)	$122,714

The aggregate amortization expense for each of the five years subsequent to December 31, 2020 is within the range of $15.7 to $15.9 million.

10. DEBT

Long-term debt

The Company’s long-term debt obligations consist of the following (in thousands):

	December 31, 2020	December 31, 2019

Secured Term Loan	$285,000	$300,000
Secured Revolving Credit Facility	65,000	50,000
CIB Long-Term Debt	10,000	-
Less: unamortized debt issuance costs	(3,886)	(4,436)
Total loans and borrowings	356,114	345,564
Less: current portion of long-term debt	(47,500)	(15,000)
Long-term debt, net of unamortized debt issuance costs and excluding current installments	$308,614	$330,564

Secured Facilities Agreement

On May 5, 2019, the Company entered into a $450.0 million term loan, revolving credit, and working capital facilities agreement (the “Secured Facilities Agreement”) with Arab Petroleum Investments Corporation (“APICORP”) – Bahrain Banking Branch, HSBC Bank Middle East Limited (“HSBC”), Mashreqbank PSC and Saudi British Bank acting as initial mandated lead arrangers and bookrunners, Mashreqbank PSC acting as global agent, APICORP and Mashreqbank PSC acting as security agents, NPS Bahrain for Oil and Gas Wells Services WLL (“NPS Bahrain”) and its Kuwait branch, Gulf Energy SAOC and National Petroleum Technology Company as borrowers, and HSBC, Mashreqbank PSC, APICORP and Saudi British Bank, as the “Lenders.” On May 23, 2019 and June 20, 2019, the Company entered into $35.0 million and $40.0 million Incremental Facilities Agreements, respectively, increasing the size of the Secured Facilities Agreement to $485.0 million and $525.0 million, respectively. During the 2020 Successor Period, the Secured Facilities Agreement was reduced to $501.3 million primarily as a result of the non-renewal of a project-specific letter of credit and the payment of the first two installments of the long-term loan. There were no changes to the size of the Secured Facilities Agreement subsequent to December 31, 2020.

The $501.3 million Secured Facilities Agreement consists of a $285.0 million term loan due by May 6, 2025 (the “Term Loan” or “Secured Term Loan”), a $65.0 million revolving credit facility due by May 6, 2023 (“RCF” or “Secured Revolving Credit Facility”), and a $151.3 million working capital facility that renews annually by mutual agreement of the Lenders and the Company. Borrowings under the Term Loan and RCF incur interest at the rate of three-month LIBOR plus 2.4% to 2.7% per annum, varying based on the Company’s Net Debt / EBITDA ratio as defined in the Secured Facilities Agreement. As of December 31, 2020, and December 31, 2019, this resulted in an interest rate of 2.6% and 4.3%, respectively. As of December 31, 2020, and December 31, 2019, the Company had drawn $285.0 million and $300.0 million, respectively, of the Term Loan and $65.0 million and $50.0 million, respectively, of the RCF.

The RCF was obtained for general corporate and working capital purposes including capital expenditure related requirements and acquisitions (including transaction related expenses). The RCF requires the payment of a commitment fee each quarter. The commitment fee is computed at the rate of 0.60% per annum based on the average daily amount by which the borrowing base exceeds the outstanding borrowings during each quarter. Under the terms of the RCF, the final settlement is due by May 6, 2023. The Company is required to repay the amount of any principal balance outstanding together with any unpaid accumulated interest at three-month LIBOR plus 2.4% to 2.7% per annum, varying based on the Company’s Net Debt / EBITDA ratio as defined in the Secured Facilities Agreement. The Company is permitted to make any prepayment under this RCF in multiples of $5.0 million during this 4-year period up to May 6, 2023. Any unutilized balances from the RCF can be drawn down again during the 4-year tenure at the same terms. As of December 31, 2020, and December 31, 2019, the Company had $0.0 (zero) million and $15.0 million, respectively, available to be drawn under the RCF.

The Secured Facilities Agreement also includes a working capital facility of $151.3 million as of December 31, 2020 ($160.0 million as of December 31, 2019) for issuance of letters of guarantee and letters of credit and refinancing letters of credit into short-term debt over a period of one year, which carries an interest rate equal to three-month U.S. Dollar LIBOR for the applicable interest period, plus a margin of 1.00% to 1.25% per annum. As of December 31, 2020, and December 31, 2019, the Company had utilized $129.4 million and $134.2 million, respectively, under this working capital facility and the balance of $21.9 million and $25.8 million, respectively, was available to the Company.

The Company has also retained legacy bilateral working capital facilities from HSBC totaling $24.7 million and $30.4 million at December 31, 2020 and December 31, 2019, respectively, in Qatar ($10.3 million at December 31, 2020, $16.4 million at December 31, 2019), in the UAE ($14.3 million at December 31, 2020 and $13.9 million at December 31, 2019) and in Kuwait ($0.1 million at both December 31, 2020 and December 31, 2019). As of December 31, 2020, and December 31, 2019, the Company had utilized $18.5 million and $24.1 million, respectively, under this working capital facility and the balance of $6.2 million and $6.3 million, respectively, was available to the Company.

Utilization of the working capital facilities under both the legacy arrangement and Secured Facilities Agreement comprises letters of credit issued to vendors, guarantees issued to customers, vendors, and others, and short-term borrowings used to settle letters of credit. Once a letter of credit is presented for payment by the vendor, the Company at its election can settle the letter of credit from available cash or leverage short-term borrowings available under both the legacy arrangement and Secured Facilities Agreement that will be repaid quarterly over a one-year period. Until a letter of credit is presented for payment by the vendor, it is disclosed as an off-balance sheet obligation. For additional discussion of outstanding letters of credit and guarantees, see Note 14, Commitments and Contingencies.

The Secured Facilities Agreement includes covenants that specify maximum leverage (Net Debt / EBITDA) up to 3.50, minimum debt service coverage ratio (Cash Flow / Debt Service) of at least 1.25, and interest coverage (EBITDA / Interest) of at least 4.00.

CIB Long-Term Debt

As part of the SAPESCO transaction, the Company assumed a $21.0 million debt obligation with Commercial International Bank (collectively, “CIB Long-Term Debt”). Under the terms of its arrangement with CIB, the Company repaid $11.0 million of this balance during the third quarter of 2020 with the remaining $10.0 million due on August 15, 2021. Borrowings under the CIB Long-Term Debt incur interest at 2% per annum over 6 months LIBOR (to be settled on monthly basis) plus 50 basis points per annum. As of December 31, 2020, this resulted in an interest rate of 2.3%. The Company’s CIB Long-Term Debt is secured by a letter of guarantee from Mashreqbank PSC.

Short-term debt

The Company’s short-term debt obligations consist of the following (in US$ thousands):

	December 31, 2020	December 31, 2019

CIB Short-Term Debt	$2,125	$-
ABK Short-Term Debt	2,252	-
Other short-term borrowings from working capital facilities	37,983	37,963
Short-term debt, excluding current installments of long-term debt	$42,360	$37,963

Short-term borrowings primarily consist of financing for capital equipment and inventory purchases.

CIB Short-Term Debt

As part of the SAPESCO transaction, the Company assumed a $2.6 million debt obligation with Commercial International Bank (collectively, “CIB Short-Term Debt”) for working capital and overdraft purposes. The CIB Short-Term Debt facilities include a $1.5 million U.S. Dollar time loan facility, a E£2 million Egyptian Pound time loan facility, and a E£10 million Egyptian pound time loan overdraft facility, and $13.8 million U.S. dollars in letters of guarantee. Each CIB Short-Term Debt borrowing matures three months from the date of borrowing with the latest maturity date for amounts outstanding as of December 31, 2020 being March 31, 2021.

The U.S. Dollar time loan facility accrues interest at 2.25% per annum over 3 months LIBOR plus 50 basis points per annum of the Highest Monthly Debit Balance (“HMDB”) commission. The Egyptian Pound time loan and overdraft facilities accrue interest at 0.75% per annum over Corridor Offer Rate plus 50 basis points per annum, HMDB commission.

As of December 31, 2020, the CIB Short-Term Debt resulted in an interest rate of 2.3% and 10.0%, for the U.S. Dollar and Egyptian Pound denominated facilities, respectively. As of December 31, 2020, the Company had utilized $1.3 million of the U.S. Dollar time loan facility, E£2.0 million of the Egyptian Pound time loan facility, and E£9.8 million of the Egyptian pound time loan overdraft facility, and $8.3 million in letters of guarantee, with the balances of $0.2 million, E£0.0 (zero) million, E£0.2 million, and $5.5 million, respectively, available to the Company.

ABK Short-Term Debt

As part of the SAPESCO transaction, the Company assumed a $3.1 million debt obligation with Al Ahli Bank of Kuwait (collectively, “ABK Short-Term Debt”) for working capital and overdraft purposes. Each ABK Short-Term Debt borrowing matures nine months from the date of borrowing with the latest maturity date for amounts outstanding as of December 31, 2020 being April 28, 2021. The ABK Short-Term Debt facilities include a $3.0 million U.S. Dollar time loan facility and $0.2 million U.S. dollars in letters of guarantee. The ABK Short-Term Debt accrues interest at 1.65% per annum over Corridor Offer Rate. As of December 31, 2020, this resulted in an interest rate of 11%. As of December 31, 2020, the Company had utilized $2.3 million of the ABK Short-Term Debt facility and $0.2 million in letters of guarantee with $0.8 million and $0.0 (zero) million, respectively, available to the Company. There are no financial covenants associated with the ABK Short-Term Debt.

Other debt information

Scheduled principal payments of long-term debt for periods subsequent to December 31, 2020 are as follows (in thousands):

2021	$47,500
2022	45,000
2023	110,000
2024	45,000
2025	112,500
Thereafter	-
Total	$360,000

11. FAIR VALUE ACCOUNTING

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, unbilled revenue, accounts payable, contingent consideration assumed in the SAPESCO transaction (Note 4), loans and borrowings and capital lease obligations. The fair value of the Company’s financial instruments approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature. The fair value of the Company’s long-term borrowings also approximates the carrying amounts as these loans are carrying interest at the market rate.

The purchase price allocation for the SAPESCO acquisition in 2020 included $46.2 million allocated to goodwill representing the excess of the purchase price over the fair values of assets acquired and liabilities assumed. Refer to note 4 for further discussion on the acquisition of SAPESCO. The fair value of the net assets acquired were estimated using Level 3 inputs based on unobservable inputs except for items such as working capital which were valued using Level 2 inputs due to mix of quoted prices for similar instruments and cash and cash equivalents valued as Level 1 due to its highly liquid nature. We primarily utilized the cost approach for the valuation of the personal and real property. The definite-lived intangible assets acquired, including customer relationship intangibles and trade names, were valued primarily using an income approach methodology.

Level 3 measurements for the Cash Earn-Out and Additional Earn-Out Shares were fair valued at $11.7 million as of June 1, 2020. The Cash Earn-Out was determined using a discounted cash flow approach within a scenario analysis and had an undiscounted range of outcomes between $0 and $5.4 million. The Additional Earn-Out Shares were valued using a Monte Carlo simulation and had an undiscounted range of outcomes between $0 and $6.4 million. In the fourth quarter of 2020, the Company reduced the liabilities recorded for the Cash Earn-Out and Additional Earn-Out Shares to $2.1 million based on expected settlement values at the reporting date that were subsequently finalized with the sellers in the first quarter of 2021. This adjustment was reflected in Other income/(expense), net, as ASC 805 precludes adjusting goodwill for subsequent revisions to contingent consideration. The quantity of Additional Earn-Out Shares issued in the first quarter of 2021 totaled 145,039. These shares were valued for accounting purposes at $9.93 per share, the closing price of NESR ordinary shares on December 31, 2020. The Cash Earn-Out of $0.7 million was also cash paid in the first quarter of 2021.

12. EMPLOYEE BENEFITS

Defined benefit plans

The following tables set out the funded status of the end-of-service indemnities employees receive under one of the five benefit structures the Company and its subsidiaries offer to its employees and the amounts recognized in the Company’s financial statements as of December 31, 2020 and 2019 (in thousands):

	December 31, 2020	December 31, 2019
Change in benefit obligations
Benefit obligations at the beginning of the year	$19,320	$16,122
Actuarial (gain) / loss	2,243	2,031
Service cost	3,487	2,680
Interest cost	583	655
Benefits paid	(2,007)	(2,168)
Benefit obligation acquired in business combination	1,315	-
Benefit obligations at the end of the year	24,941	19,320
Current benefit obligation	3,426	2,575
Non-current benefit obligation	21,515	16,745
Benefit obligation at the end of the year	24,941	19,320
Change in plan assets
Fair value of plan assets at the beginning of the year	-	-
Employer contributions	2,007	2,168
Benefits paid	(2,007)	(2,168)
Plan assets at the end of the year	-	-
Unfunded status	$24,941	$19,320

Net cost for the 2020 Successor Period, 2019 Successor Period, 2018 Successor Period, and 2018 Predecessor Period comprises the following components (in thousands):

	Successor (NESR)			Predecessor (NPS)
	Period from	Period from	Period from	Period from
	January 1	January 1	June 7	January 1
	to December 31,	to December 31,	to December 31,	to June 6,
	2020	2019	2018	2018
Service cost	$3,487	$2,680	$1,412	$866
Interest cost	583	655	282	168
Actuarial (gain)/loss	2,243	2,031	896	375
Other	-	-	(416)	-
Net cost	$6,313	$5,366	$2,174	$1,409

The weighted-average assumptions used to determine benefit obligations as of December 31, 2020 and 2019 are set out below:

	December 31, 2020	December 31, 2019
Discount rate	1.75%	2.75%
Rate of increase in compensation levels:	3.00%	3.00%

The discount rate has been selected by the Company in consultation with its third-party actuarial valuation specialist. The primary reference point in identifying the rate was the yield on high-quality U.S. corporate bonds per the FTSE Above Median Double-A Curve (as of November 30, 2020) of duration broadly consistent with the benefit obligations. The rate has been rounded to the nearest 0.25%. The selection of the rate is consistent with the year-ended December 31, 2019.

The weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31, 2020 and 2019 are set out below:

	December 31, 2020	December 31, 2019
Discount rate	2.75%	3.75%
Rate of increase in compensation levels:	3.00%	3.00%

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards.

The following illustrates the sensitivity to changes in discount rate, holding all other assumptions constant, for in the Company’s benefit obligations (in thousands):

Change in assumption:	Benefit obligation at the end of the year
25 basis point decrease in discount rate	+$429
25 basis point increase in discount rate	-$377

The Company has no regulatory requirement to fund these benefits in advance and intends to pay benefits directly as they fall due. As of December 31, 2020, the Company has no plan assets to invest.

Accumulated benefit obligation was $13.9 million and $16.1 million as of December 31, 2020 and 2019, respectively.

The following reflect expected future benefit payments (in thousands):

Year ending
December 31, 2020
2021	$3,902
2022	$3,871
2023	$3,688
2024	$3,793
2025	$3,519
2026 through 2030	$16,704

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligations as of December 31, 2020.

Defined contribution plans

The Company also provides a defined contribution retirement plan and occupational hazard insurance for Omani employees. Contributions to a defined contribution retirement plan and occupational hazard insurance for Omani employees in accordance with the Omani Social Insurances Law are recognized as an expense in the consolidated statement of operations as incurred. Total contributions for the 2020 Successor Period and 2019 Successor Period were $3.3 million and $3.1 million, respectively.

13. SHARE-BASED COMPENSATION

In 2018, the NESR shareholders approved the 2018 Long Term Incentive Plan (the “LTIP”). A total of 5,000,000 ordinary shares are reserved for issuance under the LTIP. Grants to members of the Company’s Board of Directors are time-based and vest ratably over a 1-year period. Grants to the Company employees are time-based and vest ratably over a 3-year period.

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

The following tables set forth the LTIP activity for the periods indicated (in US$ thousands, except share and per share amounts):

	Year-to-date period from
	January 1 to December 31, 2020		January 1 to December 31, 2019		June 7 to December 31, 2018
	Number of Restricted Shares	Weighted Average Value per Share	Number of Restricted Shares	Weighted Average Value per Share	Number of Restricted Shares	Weighted Average Value per Share
Unvested at Beginning of Period	1,502,690	$10.25	725,200	$10.94	-	$-
Granted	1,194,905	$5.30	1,184,000	$9.86	725,200	$10.94
Vested and issued	(590,264)	$10.18	(290,510)	$10.27	-	$-
Forfeited	(68,669)	$9.55	(116,000)	$10.59	-	$-
Unvested at End of Period	2,038,662	$7.38	1,502,690	$10.25	725,200	$10.94

At December 31, 2020 and 2019, we had unrecognized compensation expense of $9.7 million and $11.7 million, respectively, related to unvested LTIP to be recognized on a straight-line basis over a weighted average remaining period of 1.6 years and 2.0 years, respectively. Stock-based compensation has been recorded in the Consolidated Statement of Operations as follows (in thousands):

	Period from
	January 1	January 1	June 7
	to December 31,	to December 31,	to December 31,
	2020	2019	2018

Cost of Services	$3,521	$2,392	$517
Selling, general and administrative expenses	4,311	3,262	517
Net cost	$7,832	$5,654	$1,034

14. COMMITMENTS AND CONTINGENCIES

Capital expenditure commitments

The Company was committed to incur capital expenditures of $16.1 and $22.1 million at December 31, 2020, and December 31, 2019, respectively. Commitments outstanding as of December 31, 2020, are expected to be settled during 2020 and 2021.

Capital lease commitments

The Company leases certain hydraulic fracturing equipment under capital leases that expire between 2021 and 2023. The leases have terms ranging from 24-36 months and imputed interest rates between 4.3%-6.5% per annum. As of December 31, 2020, and December 31, 2019, the total recorded liability for these capital leases was $25.5 million and $33.7 million, respectively, with $22.3 million and $20.5 million, respectively, classified as a short-term obligation within Other current liabilities account and $3.2 million and $13.1 million, respectively, classified as long-term obligations within Other liabilities account in the Consolidated Balance Sheets. Total interest expense incurred on these capital leases was $1.5 million, $0.6 million, $0.0 (zero) million, and $0.0 (zero) million during the 2020 Successor Period, 2019 Successor Period, 2018 Successor Period, and 2018 Predecessor Period, respectively, in the Consolidated Statement of Operations. Depreciation of assets held under these capital leases is included within depreciation expense.

The Company also leases certain equipment in Egypt under capital leases that expire between 2020 and 2024. As of December 31, 2020, and December 31, 2019, the total recorded liability for these capital leases was $3.0 million and $0.0 (zero) million, respectively, with $0.7 million and $0.0 (zero) million, respectively, classified as a short-term obligation within Other current liabilities account and $2.3 million and $0.0 (zero) million, respectively, classified as a long-term obligations within Other liabilities account in the Consolidated Balance Sheets. Total interest expense incurred on these capital leases was $0.2 million, $0.0 (zero) million, $0.0 (zero) million, and $0.0 (zero) million during the 2020 Successor Period, 2019 Successor Period, 2018 Successor Period, and 2018 Predecessor Period, respectively, in the Consolidated Statement of Operations. Depreciation of assets held under these capital leases is included within depreciation expense.

Future minimum lease payments and future interest payments under non-cancellable equipment capital leases at December 31, 2020 are payable as follows (in US$ thousands):

	As of December 31, 2020
	Future Minimum Lease Payments	Future Interest Payments	Total Payments
2021	$22,500	$1,524	$24,024
2022	3,236	453	3,689
2023	1,810	174	1,984
2024	438	21	459
2025	-	-	-
Thereafter	-	-	-
Total	$27,984	$2,172	$30,156

Operating lease commitments

Future minimum lease commitments under non-cancellable operating leases with initial or remaining terms of one year or more at December 31, 2020 are payable as follows (in US$ thousands):

December 31, 2020

2021	$21,665
2022	2,814
2023	1,998
2024	2,003
2025	1,355
Thereafter	3,413
Total	$33,248

The Company recorded rental expense $144.1 million, $114.9 million, $57.8 million, and $19.5 million during the 2020 Successor Period, 2019 Successor Period, 2018 Successor Period, and 2018 Predecessor Period, respectively, in the Consolidated Statement of Operations.

Other commitments

The Company purchases certain property, plant, and equipment using seller-provided installment financing with payment terms extending to 24 months. The amounts due to the vendors at December 31, 2020, and December 31, 2019, were $15.2 million and $6.0 million, respectively. As of December 31, 2020, the Company recorded $11.4 million, $0.6 million, and $3.2 million in Accounts payable, Short-term borrowings, and Other current liabilities, respectively, in the Consolidated Balance Sheet, for amounts due using seller-provided installment financing. As of December 31, 2019, the Company recorded $0.0 (zero), $3.0 million, and $3.0 million in Accounts payable, Other current liabilities, and Other liabilities, respectively, in the Consolidated Balance Sheet, for amounts due using seller-provided installment financing.

The Company had outstanding letters of credit amounting to $16.9 million and $21.2 million as of December 31, 2020 and December 31, 2019, respectively.

In the normal course of business with customers, vendors and others, the Company has entered into off-balance sheet arrangements, such as surety bonds for performance, and other bank issued guarantees which totaled $101.5 million and $99.1 million as of December 31, 2020, and December 31, 2019, respectively. The Company has also entered into cash margin guarantees totaling $3.4 million and $5.8 million at December 31, 2020, and December 31, 2019, respectively. A liability is accrued when a loss is both probable and can be reasonably estimated. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on the Company’s consolidated financial statements.

As of December 31, 2020, and December 31, 2019, the Company had liabilities of $4.0 million and $6.7 million, respectively, on the Consolidated Balance Sheet included in the line item “Other liabilities,” reflecting various liabilities associated with the 2014 acquisition of NPS Bahrain by NPS Holdings Limited.

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

15. EQUITY

The Company is authorized to issue an unlimited number of ordinary shares, no par value, and preferred shares, no par value. The Company’s ordinary shares are entitled to one vote for each share. As of December 31, 2020, there were 87,777,553 ordinary shares and 35,540,380 public warrants outstanding. Each warrant entitles the registered holder to purchase one-half of one ordinary share at a price of $5.75 per half share at any time commencing on July 6, 2018 (30 days after the completion of the NPS/GES Business Combination). The warrants must be exercised for whole ordinary shares. The warrants expire on June 6, 2023 (five years after the completion of the NPS/GES Business Combination). For the 12,618,680 public warrants that were previously unregistered, these are identical to the public warrants except that such warrants are exercisable for cash (even if a registration statement covering the ordinary shares issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option, and will not be redeemable so long as they are still held by the initial purchasers or their affiliates. No public warrants are exercisable for cash unless there is an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares.

The Company is authorized to issue an unlimited number of preferred shares divided into five classes with designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. As of December 31, 2020, and 2019, there were no preferred shares issued or outstanding.

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

Under the terms of the convertible shares, in the event any indemnity claims were settled by the selling shareholders by providing cash to NPS, an equivalent amount of convertible shares would be converted into NPS common shares. However, in the event the indemnity claims were not settled by the selling shareholders, an equivalent amount of convertible shares would be cancelled by NPS. These convertible shares are equity classified because the conversion to equity shares or the cancellation of the same is at the option of NPS. At the end of the June 2019, unless all indemnity claims were settled to the satisfaction of NPS, half of the convertible shares were to convert into NPS common shares and the balance on extinguishment of contingencies. The convertible shares were cancelled at closing of the NPS/GES Business Combination.

Prior to the NPS/GES Business Combination, the Predecessor (NPS) paid dividends per share of $0.13 per share in the 2018 Predecessor Period and $0.05 per share in 2017.

16. EARNINGS PER SHARE

2020, 2019 and 2018 Successor Periods

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

The following tables provide a reconciliation of the data used in the calculation of basic and diluted ordinary shares outstanding for the period (in US$ thousands except shares and per share amounts).

Date	Transaction Detail	Change in Shares	Period from January 1 to December 31, 2020 Weighted Average Ordinary Shares Outstanding
December 31, 2019	Beginning Balance		87,187,289
March 18, 2020	Restricted stock vesting	307,932	242,307
June 1, 2020	NESR ordinary share consideration to be issued in SAPESCO transaction (Note 4) (1)	2,237,000	1,307,973
August 14, 2020	Restricted stock vesting	282,332	107,224
December 31, 2020	Contingently issuable shares to be issued in SAPESCO transaction (Note 4) (2)	301,830	825
December 31, 2020	Ending Balance		88,845,618

(1)	Contingently issuable shares are included in basic EPS only when there is no circumstance under which those shares would not be issued; as such 2,237,000 shares issued in the first quarter of 2021 pursuant to the Sale & Purchase Agreement for SAPESCO, have been included in basic earnings per share since June 1, 2020.
(2)	Contingently issuable shares are included in basic EPS only when there is no circumstance under which those shares would not be issued; as such 301,830 shares, relating primarily to the expected 2021 issuance of Additional Earn-Out Shares and Customer Receivables Earn-Out Shares pursuant to the Sale & Purchase Agreement for SAPESCO, have been included in basic earnings per share as the conditions for issuance were satisfied as of December 31, 2020.

Date	Transaction Detail	Change in Shares	Period from January 1 to December 31, 2019 Weighted Average Ordinary Shares Outstanding
December 31, 2018	Beginning Balance		85,562,769
January 9, 2019	Other	33,796	33,055
February 19, 2019	NPS equity stock earn-out (1)	1,300,214	1,300,214
August 14, 2019	Restricted stock vesting	250,310	96,009
November 12, 2019	Restricted stock vesting	40,200	5,507
December 31, 2019	Ending Balance		86,997,554

(1)	The NPS equity stock earn-out has been included in the computation of basic earnings per share (“EPS”) as the conditions for issuance were satisfied as of December 31, 2018.

Date	Transaction Detail	Change in Shares	Period from June 7 to December 31, 2018 Weighted Average Ordinary Shares Outstanding
June 7, 2018	Beginning Balance	0	11,730,425
June 7, 2018	Backstop shares	4,829,375	4,829,375
June 7, 2018	Underwriter shares	307,465	307,465
June 7, 2018	Shares issued to NPS/GES	53,690,315	53,690,315
June 7, 2018	Shares transferred to perm equity	15,005,189	15,005,189
December 31, 2018	NPS equity stock earn-out (1)	1,300,214	6,251
December 31, 2018	Ending Balance		85,569,020

(1)	The NPS equity stock earn-out has been included in the computation of basic earnings per share (“EPS”) as the conditions for issuance were satisfied as of December 31, 2018.

	Period from
	January 1	January 1	June 7
	to December 31,	to December 31,	to December 31,
Shares for Use in Allocation of Participating Earnings:	2020	2019	2018

Weighted average ordinary shares outstanding	$88,845,618	$86,997,554	$85,569,020
Non-vested, participating restricted shares	1,094,156	1,419,361	725,200
Shares for use in allocation of participating earnings	$89,939,774	$88,416,915	$86,294,220

Basic earnings per share (EPS):

	Period from
	January 1	January 1	June 7
	to December 31,	to December 31,	to December 31,
	2020	2019	2018

Net income	$50,087	$39,364	$35,143
Less dividends to:
Ordinary Shares	-	-	-
Non-vested participating shares	-	-	-
Total Undistributed Earnings	$50,087	$39,364	$35,143

	Period from
	January 1	January 1	June 7
	to December 31,	to December 31,	to December 31,
	2020	2019	2018

Allocation of undistributed earnings to Ordinary Shares	$49,478	$38,732	$34,834
Allocation of undistributed earnings to Non-vested Shares	609	632	309
Total Undistributed Earnings	$50,087	$39,364	$35,143

	Period from
	January 1	January 1	June 7
	to December 31,	to December 31,	to December 31,
Ordinary Shares:	2020	2019	2018

Distributed Earnings	$-	$-	$-
Undistributed Earnings	0.56	0.45	0.41
Total	$0.56	$0.45	$0.41

Diluted earnings per share (EPS):

	Period from			Period from			Period from
	January 1 to December 31, 2020			January 1 to December 31, 2019			June 7 to December 31, 2018
Ordinary shares	Undistributed & distributed earnings to ordinary shareholders	Ordinary shares	EPS	Undistributed & distributed earnings to ordinary shareholders	Ordinary shares	EPS	Undistributed & distributed earnings to ordinary shareholders	Ordinary shares	EPS

As reported — basic	$49,478	88,845,618	$0.56	$38,732	86,997,554	$0.45	$34,834	85,569,020	$0.41

Add-back:
Undistributed earnings allocated to non-vested shareholders	609	-		632	-		309	-
Equity stock earn-outs	-	145,039	-	-	-		-	1,293,963	(0.01)
35,540,380 Public Warrants @ $5.75 per half share (anti-dilutive)(1)	-	-		-	-		-	-

Less:
Undistributed earnings reallocated to non-vested shareholders	(609)	-		(632)	-		(305)	-

Diluted EPS — Ordinary shares	$49,478	88,990,657	$0.56	$38,732	86,997,554	$0.45	$34,838	86,862,983	$0.40

(1)	Non-participating warrants that could be converted into as many as 17,770,190 ordinary shares are excluded from diluted EPS at December 31, 2020, 2019 and 2018. These warrants were anti-dilutive at then current market prices used to calculate diluted EPS. In addition to these warrants, the Company also has 1,119,905, 0 (zero) and 0 (zero) restricted stock units that are non-participating as of December 31, 2020, 2019 and 2018, respectively.

2018 Predecessor Periods

The following table sets forth the calculation of basic and diluted earnings per common share for the period presented:

Period from
January 1 to
June 6, 2018
Weighted average basic common shares outstanding	348,524,566
Dilutive potential common shares	21,475,434
Weighted average dilutive common shares outstanding	370,000,000
Basic:
Net Income	$7,617
Less: Earnings allocated to participating securities	(192)
Net income available to basic common shares	$7,425
Basic earnings per common share	$0.02
Diluted:
Net Income	$7,617
Less: Earnings allocated to participating securities	(181)
Net income available to diluted common shares	$7,436
Diluted earnings per common share	$0.02

17. INCOME TAXES

The Company operates in over 15 countries where statutory rates generally vary from 10% to 35%. The domestic (British Virgin Islands) and foreign (all other jurisdictions except British Virgin Islands) components of income (loss) before income tax expense were as follows (in thousands):

	Successor (NESR)			Predecessor (NPS)
	Period from	Period from	Period from	Period from
	January 1	January 1	June 7	January 1
	to December 31,	to December 31,	to December 31,	to June 6,
	2020	2019	2018	2018

Domestic	$(3,163)	$(1,675)	$(20,722)	$-
Foreign	63,955	54,050	65,133	9,078
Income Before Income Tax	$60,792	$52,375	$44,411	$9,078

Income Tax Expense

The components of the income tax expense (benefit), all of which is foreign, are as follows (in thousands):

	Successor (NESR)			Predecessor (NPS)
	Period from	Period from	Period from	Period from
	January 1	January 1	June 7	January 1
	to December 31,	to December 31,	to December 31,	to June 6,
	2020	2019	2018	2018

Current tax expense	$15,322	$17,006	$11,456	$2,342
Deferred tax expense (benefit)	(4,617)	(3,935)	(2,025)	-
Income tax expense	$10,705	$13,071	$9,431	$2,342

Deferred taxes have been recognized for temporary differences and carryforwards that will have effects on income taxes payable or receivables in future years. The components of net deferred tax liabilities and assets are as follows (in thousands):

	December 31, 2020	December 31, 2019

Deferred Tax Assets
Property, plant and equipment	$3,819	$1,678
Net operating loss carryforward	7,263	6,932
Total deferred tax assets	11,082	8,610
Less: valuation allowance	(6,904)	(4,886)
Deferred tax assets, net of valuation allowance	$4,178	$3,724

Deferred Tax Liabilities
Property, plant and equipment	$(3,600)	$(4,911)
Intangible assets	(21,648)	(25,030)
Total deferred tax liabilities	(25,248)	(29,941)
Net deferred tax liability	$(21,070)	$(26,217)

The Company has $39.9 million of operating loss carryforwards that expire between 2021 and 2025.

Deferred tax assets are reduced by valuation allowances. As of December 31, 2020, and 2019, valuation allowances of $6.9 million and $4.9 million relate to deferred tax assets for net operating loss carryforwards. Changes in the Company’s estimates and assumptions used to determine the valuation allowance, including any changes in applicable tax laws or tax rates, may impact the Company’s ability to recognize the underlying deferred tax assets and could require future adjustments to the valuation allowances. The $2.0 million and $4.8 million increase in the valuation allowance in 2020 and 2019, respectively, is mainly on account of operating loss carryforwards generated in the current year not qualifying for recognition as the Company does not believe these operating loss carryforwards will be utilized prior to expiration. The movement in 2020 includes an increase of $3.7 million and a utilization of $1.7 million to the beginning-of-the-year valuation allowances due to a change in assumption on recoverability of the deferred tax asset by the Company. Further, deferred tax assets in the table above, for operating loss carryforwards as of December 31, 2020, and 2019, have been presented net of an unrecognized tax benefit for likely disallowances of $2.4 million and $1.7 million, respectively.

Deferred tax liabilities on Property, plant and equipment of $3.6 million and $4.9 million at December 31, 2020, and 2019, respectively, include an unrecognized tax benefit of $3.6 million and $3.6 million, respectively.

The Company generally does not recognize deferred tax liabilities related to undistributed earnings of foreign subsidiaries because such earnings either would not be taxable when remitted or they are indefinitely reinvested. This position may change if the Company decides to distribute the earnings from its subsidiaries, which are subject to withholding taxes, or if there are any unfavorable changes in the tax laws in this regard. Accordingly, a determination of the amount of unrecognized deferred tax liability on such undistributed earnings is not practicable. Current tax expense will be incurred if/when the Company distributes earnings from its subsidiaries which are subject to withholding taxes.

Income Tax Rate Reconciliation

The difference between the reported amount of income tax expense and the amount that would result from applying in both the British Virgin Islands (Successor) as well as the United Arab Emirates (Predecessor) statutory rates are shown in the table below (in thousands). In the British Virgin Islands, the statutory rate is effectively 0% as income tax is not applied on extra territorial activity. For the United Arab Emirates, the statutory rate on our operations is also 0%.

	Successor (NESR)			Predecessor (NPS)
	Period from	Period from	Period from	Period from
	January 1	January 1	June 7	January 1
	to December 31,	to December 31,	to December 31,	to June 6,
	2020	2019	2018	2018

Income tax at statutory rate (BVI and UAE 0%)	$-	$-	$-	$-
Foreign tax rate differential	10,782	12,848	8,328	2,147
Tax effect of adjustments to prior years current tax expense	1,348	(2,054)	-	195
Tax effect of adjustments to prior years deferred taxes	(2,234)	-	-	-
Reversal of tax liability on expiration of limitation period’	(1,206)	-	-	-
Effect of changes in valuation allowances	2,018	-	-	-
Unrecognized tax benefits	(3)	2,476	1,574
Other	-	(199)	(471)	-
Income tax expense	$10,705	$13,071	$9,431	$2,342

The foreign tax rate differential relates to differences between the income tax rates in effect in the foreign countries in which the Company operates, which can vary significantly, and the Company’s statutory tax rate of 0%. Income tax (benefit)/ expense for the years ended December 31, 2020 and 2019, include ($0.1) million and $0.9 million, respectively, of penalties and interest associated with the Company’s unrecognized tax benefits.

Unrecognized Tax Benefits

The Company records estimated accrued interest and penalties related to an underpayment of income taxes in income tax expense. As of December 31, 2020, and 2019, the Company had $15.6 million and $13.7 million, respectively, of unrecognized tax benefits, excluding estimated accrued interest and penalties of $1.7 million and $1.8 million, respectively, which are included in Other Long-Term Liabilities in the Consolidated Balance Sheet. There are no timing differences or other items that have indirect effects included in the unrecognized tax benefits and as such all $15.6 million of the net unrecognized tax benefits as of December 31, 2020 would affect the effective tax rate if recognized.

A summary of activity related to the net unrecognized tax benefits is as follows:

	Successor (NESR)			Predecessor (NPS)
	Period from	Period from	Period from	Period from
	January 1	January 1	June 7	January 1
	to December 31,	to December 31,	to December 31,	to June 6,
	2020	2019	2018	2018

Balance at beginning of period	$13,739	$8,341	$-	$4,837
Additions from tax positions adjusted in purchase accounting	-	1,072	6,767	-
Additions from tax positions related to the current period	4,599	1,376	1,324	-
Additions from tax positions related to prior periods	1,503	4,700	250	-
Reductions from tax positions related to earlier periods	(1,880)	(873)	-	-
Reductions on account of statute expiry	(1,206)
Settlement of tax positions	(1,156)	(877)	-	-
Balance at end of period	$15,599	$13,739	$8,341	$4,837

The Company does not anticipate the amount of the unrecognized tax benefits will change significantly over the next twelve months.

Unrecognized tax benefits may change from quarter-to-quarter based on various factors, including, but not limited to, favorable or unfavorable resolution of tax audits or disputes, expiration of relevant statutes of limitations, changes in tax laws or changes to the interpretation of existing tax laws due to new legislative guidance or court rulings, or new tax positions taken on recently filed tax returns. Although the Company has recorded unrecognized tax benefits for all tax positions which, in management’s judgment, are not more likely than not to be sustained if challenged by the relevant tax authorities in the future, the Company cannot provide assurance as to the final tax liability related to its tax positions as it is not possible to predict with certainty the ultimate outcome of any related tax disputes. Thus, it is reasonably possible that the ultimate tax liabilities related to such tax positions could substantially exceed recorded unrecognized tax benefits related to such tax positions, resulting in a material adverse effect on the Company’s earnings and cash flows from operations.

The Company’s tax returns for year 2015 and subsequent years for all major jurisdictions, i.e. Saudi Arabia, Oman, Qatar, Iraq, and Algeria, remain subject to examination by tax authorities. The Company is currently subject to or expects to be subject to income tax examinations in various jurisdictions where the Company operates or has previously operated. If any tax authority successfully challenges the Company’s tax positions, including, but not limited to, tax positions related to the tax consequences of various intercompany transactions, the taxable presence of the Company’s subsidiaries in a given jurisdiction, the basis of taxation in a given jurisdiction (such as deemed profits versus net-filing basis), or the applicability of relevant double tax treaty benefits to certain transactions; or should the Company otherwise lose a material tax dispute in any jurisdiction, the Company’s income tax liability could increase substantially and the Company’s earnings and cash flows from operations could be materially adversely affected.

18. RELATED PARTY TRANSACTIONS

Mubbadrah Investment LLC (“Mubbadrah”)

GES leases office space in a building it owns in Muscat, Oman to Mubbadrah along with other Mubbadrah group entities (collectively, the “Mubbadrah group entities”). GES charges rental income to the Mubbadrah group entities for the occupation of the office space, based on usage. Rental income charged by GES to the Mubbadrah group entities amounted to $0.2 million, $0.2 million, and $0.1 million in the 2020 Successor Period, 2019 Successor Period and 2018 Successor Period, respectively, in the Consolidated Statement of Operations. The outstanding balance of rental income receivables from Mubbadrah was $0.2 million and $0.6 million at December 31, 2020 and 2019, respectively. The outstanding balances from the Mubbadrah group entities were a payable $0.3 million and a receivable of $0.5 million at December 31, 2020 and 2019, respectively. Mubbadrah is owned by Hilal Al Busaidy and Yasser Al Barami, and, collectively with Mubbadrah, they own 14.68% of the Company.

Heavy Equipment Manufacturing & Trading LLC (“HEMT”)

HEMT is a majority owned by Mubbadrah and Hilal Al Busaidy. HEMT is engaged by various subsidiaries of GES for services such as fabrication, manufacturing and maintenance of tools and equipment. HEMT has charged GES amounts of $0.1 million, $0.1 million, and $0.5 million for the 2020 Successor Period, 2019 Successor Period, and 2018 Successor Period, respectively. As of December 31, 2020, and 2019, $0.6 million and $0.4 million remains receivable from HEMT.

Prime Business Solutions LLC (“PBS”)

PBS is 100% owned by Mubbadrah Business Solutions LLC and is involved in the development and maintenance of Enterprise Resource Planning (“ERP”) systems.

PBS has developed and implemented the GEARS (ERP) system for GES and is currently engaged to maintain it. Charges totaling $1.0 million, $0.8 million, and $0 (zero) were recorded in the 2020 Successor Period, 2019 Successor Period and 2018 Successor Period, respectively, within the Consolidated Statement of Operations, for maintenance fees. As of December 31, 2020, and 2019, $0.3 million and $0.4 million remains payable to PBS.

Nine Energy Service, Inc. (“Nine”)

The Company purchased $1.1 million and $6.8 million during the 2020 Successor Period and 2019 Successor Period, respectively, of products and rentals from Nine. One of the Company’s directors, Andrew Waite, also serves as a director of Nine. As of December 31, 2020, and December 31, 2019, the Company had total liabilities of $3.7 million and $6.8 million, respectively, on its Consolidated Balance Sheets related to these purchases.

Basin Holdings US LLC (“Basin”)

The Company purchased $2.1 million and $2.0 million during the 2020 Successor Period and the 2019 Successor Period, respectively, of products and rentals from Basin. One of the Company’s directors, Antonio J. Campo Mejia, also serves as a director of Basin. As of December 31, 2020, and December 31, 2019, the Company had total liabilities of $0 (zero) million and $0.1 million, respectively, on its Consolidated Balance Sheets related to these purchases.

19. REPORTABLE SEGMENTS

Operating segments are components of an enterprise where separate financial information is available and that are evaluated regularly by the Company’s CODM in deciding how to allocate resources and in assessing performance. The Company reports segment information based on the “management” approach and its CODM is its Chief Executive Officer.

The Company’s services are similar to one another in that they consist of oilfield services and related offerings, whose customers are oil and gas companies. The results of operations of the service offerings are regularly reviewed by the CODM for the Company for the purposes of determining resource and asset allocation and assessing performance. The Company has determined that it has two reportable segments, Production Services and Drilling and Evaluation Services. The CODM evaluates the operating results of its reportable segments primarily based on revenue and segment operating income. During the year ended December 31, 2020, the Company modified its segment reporting disclosure to present segment operating income. All periods presented have been restated to reflect the change. The change better aligns the Company’s disclosure with the U.S. GAAP measure of profit used by the CODM in making decisions about allocating resources and assessing performance. Segment operating income does not include general corporate expenses, such as corporate overhead (costs incurred at the Company’s global and regional headquarter locations), share-based compensation, and transaction and integration costs, as these expenses are not allocated to the Company’s reportable segments and not reported to the Company’s CODM.

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

Revenue from operations

	Successor (NESR)			Predecessor (NPS)
	Period from	Period from	Period from	Period from
	January 1	January 1	June 7	January 1
	to December 31,	to December 31,	to December 31,	to June 6,
	2020	2019	2018	2018

Reportable Segment:
Production Services	$556,121	$405,654	$215,791	$112,295
Drilling and Evaluation Services	278,025	252,731	132,799	24,732
Total revenue	$834,146	$658,385	$348,590	$137,027

Long-lived assets

	December 31, 2020	December 31, 2019
Reportable Segment:
Production Services	$303,625	$290,765
Drilling and Evaluation Services	124,062	115,241
Total Reportable Segments	427,687	406,006
Unallocated assets	10,056	13,301
Total long-lived assets	$437,743	$419,307

Operating income

	Successor (NESR)			Predecessor (NPS)
	Period from	Period from	Period from	Period from
	January 1	January 1	June 7	January 1
	to December 31,	to December 31,	to December 31,	to June 6,
	2020	2019	2018	2018

Reportable Segment:
Production Services	$74,472	$79,571	$59,007	$25,459
Drilling and Evaluation Services	32,391	29,031	24,931	893
Total Reportable Segments	106,863	108,602	83,938	26,352
Unallocated expenses	(39,331)	(36,788)	(30,585)	(13,546)
Total operating income	$67,532	$71,814	$53,353	$12,806

The Production Services segment record depreciation and amortization expense of $79.2 million and $53.5 million for the years ended December 31, 2020 and 2019, respectively. The Drilling and Evaluation Services segment recorded depreciation and amortization expense of $29.7 million and $23.2 million for the years ended December 31, 2020 and 2019, respectively.

Revenue by geographic area

	Successor (NESR)			Predecessor (NPS)
	Period from	Period from	Period from	Period from
	January 1	January 1	June 7	January 1
	to December 31,	to December 31,	to December 31,	to June 6,
	2020	2019	2018	2018

Geographic area:
MENA	$823,247	$647,434	$345,047	$134,479
Rest of World	10,899	10,951	3,543	2,548
Total revenue	$834,146	$658,385	$348,590	$137,027

Long-lived assets by geographic area

	December 31, 2020	December 31, 2019
Geographic area:
MENA	$429,283	$409,139
Rest of World	8,460	10,168
Total long-lived assets	$437,743	$419,307

Significant clients

Revenues from four customers of the Successor (NESR) individually accounted for 57%, 12%, 4% and 3% of the Successor’s (NESR’s) consolidated revenues in the year ended December 31, 2020, 45%, 16%, 8% and 6% of the Successor’s (NESR’s) consolidated revenues in the year ended December 31, 2019, 42%, 17%, 10% and 5% of the Successor’s (NESR’s) consolidated revenues in the period from June 7 to December 31, 2018, 49%, 0%, 16% and 9% of Predecessor’s (NPS’) consolidated revenues in the period from January 1 to June 6, 2018.

