Form 20-F
period 2022-12-31
National Energy Services Reunited Corp.
filed 2023-12-29
CIK 1698514

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF

1934

For the fiscal year ended December 31, 2022

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

Stefan Angeli

Chief Financial Officer

777 Post Oak Blvd., Suite 730

Houston, Texas 77056

Phone (832) 925-3777

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act. None

Securities registered or to be registered pursuant to Section 12(g) of the Act. ordinary shares (1), warrants (1)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.

(1) Our ordinary shares and warrants (as defined below) were delisted from Nasdaq effective as of April 28, 2023, and, on the date of this Annual Report, are quoted on the OTC Expert Market under the symbols [“NESR”] and [“NESRW”], respectively, on an “unsolicited only” basis.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

As of December 31, 2022, there were [94,012,752] ordinary shares and [35,540,380] warrants outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

2

3

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (this “Annual Report”) contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Any and all statements contained in this Annual Report that are not statements of historical fact may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this Annual Report may include, without limitation, statements regarding our expectations related to quotation on the OTC Expert Market, our plans and ability to regain listing of our securities on Nasdaq or another national or international stock exchange, our ability to implement our remediation plan in connection with the material weakness in our internal control over financial reporting, the plans and objectives of management for future operations, projections of income or loss, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, our future financial performance, including any such statement contained in a discussion and analysis of financial condition by management or in the results of operations included pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”), expansion plans and opportunities, completion and integration of acquisitions and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon our current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which we have no control over, including the impact of the delayed SEC report filings on our business, the extent of any material weakness or significant deficiencies in our internal control over financial reporting and any action taken by the SEC including potential fines or penalties arising out of the SEC inquiry. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation:

●	Changing commodity prices, market volatility and other market trends that affect our customers’ demand for our services;

●	Public health crises and other catastrophic events, such as the COVID-19 pandemic;

●	The level of capital spending by our customers;

●	Political, market, financial and regulatory risks, including those related to the geographic concentration of our customers;

●	Our operations, including maintenance, upgrades and refurbishment of our assets, may require significant capital expenditures, which may or may not be available to us;

●	Operating hazards inherent in our industry and the ability to secure sufficient indemnities and insurance;

●	Our ability to successfully integrate acquisitions;

●	Competition, including for capital and technological advances; and

●	Other risks and uncertainties set forth in Part I, Item 3D, “Risk Factors” included in this Annual Report.

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

EXPLANATORY NOTE

As previously disclosed, in connection with the preparation of our financial statements as of and for the year ended December 31, 2021, and the companywide adoption of a new Enterprise Resource Planning system and the ensuing reconciliation process, we determined that previously issued financial statements included material errors primarily related to the completeness of accounts payable and accrued liabilities in Saudi Arabia and the United Arab Emirates. To quantify the errors, management performed a complete reconciliation of vendor statements and subsequent invoices at these locations to the previously recorded balances. Contemporaneously, and to ensure the integrity of all other account balances and locations, management also conducted a full review of the Company’s account reconciliations in addition to physical inventory and fixed asset counts at all locations (inclusive of Saudi Arabia and the United Arab Emirates). The Company recorded additional adjustments based on these procedures.

As a result, certain information in the consolidated financial statements for the year ended December 31, 2020, has been restated to correct for these errors. See Correction of Private Warrant Classification Error, Correction of Errors from Overstatement/ (Understatement) of Assets and Liabilities and Correction of Errors in Classification of Selling, General and Administrative Expenses in Note 4, Restatements, to our consolidated financial statements included in Item 18, “Financial Statements,” of this Annual Report. We believe that presenting our consolidated financial statements for the 2022 fiscal year along with the information set forth in Note 4 will allow readers to review all pertinent data within a single document. Therefore, we do not plan to amend our previously issued financial statements.

BASIS OF THIS ANNUAL REPORT ON FORM 20-F

On June 6, 2018, National Energy Services Reunited Corp. (“NESR,” the “Company,” “we,” “our,” “us” or similar terms) acquired all of the issued and outstanding equity interests of NPS Holdings Limited (“NPS”) and Gulf Energy S.A.O.C. (“GES” and, together with NPS, the “Subsidiaries”) (collectively, the “NPS/GES Business Combination”). On June 1, 2020, NESR further expanded its footprint within the Middle East and North Africa (“MENA”) region when its NPS subsidiary acquired SAPESCO. On May 5, 2021, NESR again expanded its footprint within the MENA region when its NPS subsidiary acquired specific oilfield service lines of Action. See Note 5, Business Combinations, to the consolidated financial statements included in Item 18, “Financial Statements,” of this Annual Report for further discussion of the acquisitions of SAPESCO and Action (collectively, the “Business Combinations”). On July 1, 2022, NESR acquired a minority stake in W. D. Von Gonten Engineering LLC (“WDVGE” or the “WDVGE Investment”) a premier Reservoir Characterization and Geological & Geophysical (“G&G”) laboratory and consulting business formed from the merger of W. D. Von Gonten Laboratories LLC and W. D. Von Gonten & Co. Petroleum Engineering Consulting.

FINANCIAL INFORMATION AND CURRENCY OF FINANCIAL STATEMENTS

The financial statements included in Item 18, “Financial Statements,” of this Annual Report, have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Unless otherwise indicated, all references in this Annual Report to “dollars,” “$,” or “US$” are to U.S. dollars, which is the reporting currency of the consolidated financial statements. As a consequence of the matters disclosed under Correction of Private Warrant Classification Error, Correction of Errors from Overstatement/ (Understatement) of Assets and Liabilities and Correction of Errors in Classification of Selling, General and Administrative Expenses in Note 4, Restatements, to our consolidated financial statements included in Item 18, “Financial Statements,” of this Annual Report, certain balances prior to January 1, 2021, are presented on an as restated basis within this Annual Report.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [RESERVED]

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

Risk Factor Summary

Risks Related to Our Business and Operations

●	Our securities were delisted from Nasdaq, which has had and may continue to have a material adverse effect on our business and the trading and price of our securities.

●

Trends in oil and natural gas prices affect the level of exploration, development, and production activity of our customers and the demand for our services and products, which could have a material adverse effect on our business, results of operations, and financial condition.

●	The COVID-19 pandemic and resulting adverse economic conditions have had, and may continue to have, a material adverse effect on our financial condition, results of operations and cash flows.

●	Our business is dependent on capital spending by our customers, and reductions in capital spending could have a material adverse effect on our business, results of operations, and financial condition.

●	Our assets require capital for maintenance, upgrades and refurbishment and we may require significant capital expenditures for new equipment.

●	The geographic concentration of our customers exposes us to the risks of the regional economy and other regional adverse conditions.

●

We operate in multiple countries across the Middle East, North Africa, and Asia. Therefore our operations will be subject to political and economic instability and risk of government actions that could have a material adverse effect on our business, results of operations, and financial condition.

●	Our future growth may be limited if we are unable to successfully integrate the operations of businesses or companies we acquire.
●	Physical dangers are inherent in our operations and may expose us to significant potential losses.

●	We compete with diversified multinational companies with substantially larger operating staffs and greater capital resources than us.

●	The inability to hire needed personnel or to access capital could negatively affect our ability to keep pace with technological advances.

Financial, Regulatory, Legal and Compliance Risks

●	The matters identified under Correction of Private Warrant Classification Error, Correction of Errors from Overstatement/ (Understatement) of Assets and Liabilities and Correction of Errors in Classification of Selling, General and Administrative Expenses in Note 4, Restatements, included in Item 18. “Financial Statements” related to our previously issued audited financial statements as well as material weaknesses that have been identified in our internal controls over financial systems may affect investor confidence and raise reputational issues and may subject us to additional risks and uncertainties, including increased professional costs and the increased risk from legal proceedings and regulatory inquiries.

●	A significant portion of our consolidated revenue and consolidated operating expenses is in foreign currencies, exposing us to risks arising from fluctuating exchange rates and currency control restrictions.

●	If we determine that the value of goodwill has become impaired, an accounting charge for the amount of the impairment during the period in which the determination is made may be recognized.

●	We may not have sufficient indemnities or insurance to cover liability claims.

●	We are subject to a wide array of governmental regulations and contractual restrictions and the failure to comply with such regulations and restrictions could negatively affect our ability to operate our business and our financial status.

●	Increased attention to climate change, environmental, social and governance (“ESG”) matters and conservation measures may adversely impact our business.

Risks Related to Our Capital Structure

●	Fluctuations in the price of our ordinary shares and warrants caused by market conditions, our financial results or other factors could cause our shareholders to lose all or part of their investment.

●	Our public warrants could expire worthless.

●	Because we are incorporated under the laws of the British Virgin Islands and our significant assets are located offshore, our investors’ ability to seek redress in U.S. courts is limited.

Other Risks Associated with Our Business

●	Cybersecurity risks and threats could adversely affect our business.

●	We depend on our suppliers to provide services and equipment in a timely manner and any delays, interruptions or failures by suppliers could expose us to increased costs or inability to meet contractual obligations.

●	We are not subject to the supervision of the Financial Services Commission of the British Virgin Islands and so our shareholders are not protected by any regulatory inspections in the British Virgin Islands.

●	Investors may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited, because we are formed under British Virgin Islands law.

Risk Factors

Risks Relating to Our Business and Operations

Our securities were delisted from Nasdaq, which has had and may continue to have a material adverse effect on our business and the trading and price of our securities.

Our ordinary shares and warrants were delisted from Nasdaq effective April 28, 2023. As at the date of the filing of this Annual Report, the Company’s securities are quoted on the OTC Expert Market on an “unsolicited only” basis. Pursuant to Rule 15c2-11 under the Exchange Act, companies that do not make current information publicly available under the rule are transitioned to the OTC Expert Market.

The delisting of our securities from Nasdaq and their limited trading on the OTC Expert Market have had and may continue to have adverse effects on our business, including the following:

●	less liquidity and value for our securities;
●	trades on the OTC Expert Market are primarily limited to private purchases and sales among sophisticated investors;
●	more limited market quotations for our securities;
●	more limited information concerning our securities, or their trading prices and volume;
●	more limited research coverage by stock analysts;
●	loss of reputation, loss of employee confidence, or loss of institutional investors or interest in business development opportunities;
●	more difficult and more expensive financings in the future;
●	decreased ability to issue additional securities or obtain additional funding in the future; and
●	loss of exemption under U.S. states securities registration requirements, which may require us to comply with applicable U.S. state securities laws.

We plan to apply to list our ordinary shares and warrants on one of the public OTC Markets as soon as we are in compliance with their public information requirements. In addition, we plan to seek to relist our ordinary shares and warrants on Nasdaq as soon as practicable through the normal relisting application process. However, we cannot assure you that we will list our securities successfully on OTC Markets, Nasdaq or another national securities exchange, or that once listed, our securities will remain listed thereon. An active trading market for the Company’s securities may never develop or, if developed, it may not be sustained. You may be unable to sell your ordinary shares and/or warrants unless an active market for such securities can be established and sustained.

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

	Highest Closing Price	Lowest Closing Price
2020	$70.25	$9.12
2021	85.76	50.36
2022	133.18	76.02

A prolonged reduction in oil and natural gas prices, depressed levels of exploration, development, and production activity could have a material adverse effect on our business, results of operations and financial condition. Even the perception of longer-term lower oil and natural gas prices by oil and natural gas companies can result in the reduction or deferral of major expenditures given the long-term nature of many large-scale development projects.

Factors affecting the prices of oil and natural gas include:

●	the global and regional level of supply and demand for oil and natural gas including liquefied natural gas imports and exports;

●	governmental regulations, including the policies of governments regarding the exploration for and production and development of their oil and natural gas reserves, including environmental regulations;

●	increased attention to ESG matters and conservation measures may adversely impact our business;

●	weather conditions, natural disasters, and public health crises and threats, such as coronavirus (COVID-19);

●	worldwide political, military, and economic conditions;

●	the ability or willingness of the Organization of the Petroleum Exporting Countries (“OPEC”) and the expanded alliance known as OPEC+ (“OPEC+) to set and maintain oil production levels and quotas and member country compliance with quotas;

●	the level of oil and gas production by non-OPEC+ countries;

●	oil refining capacity and shifts in end-customer preferences toward fuel efficiency and the use of natural gas;

●	the cost of producing and delivering oil and natural gas;

●	technological advances affecting energy consumption; and

●	potential acceleration of the development of alternative fuels.

The COVID-19 pandemic and resulting adverse economic conditions have had, and any similar outbreak in the future may have, a material adverse effect on our financial condition, results of operations and cash flows.

The COVID-19 pandemic caused, and any resurgence of a similar pandemic could again cause, a significant reduction in global economic activity, significantly weakening demand for oil and gas, and in turn, for our products and services. Other effects of the pandemic included, and may continue to include, significant volatility and disruption of the global financial markets; adverse revenue and net (loss) / income effects; disruptions to our operations, including suspension or deferral of drilling activities; customer shutdowns of oil and gas exploration and production; downward revisions to customer budgets; limitations on access to sources of liquidity; supply chain disruptions; limitations on access to component parts; employee impacts from illness; and local and regional closures or lockdowns, including temporary closures of our facilities and the facilities of our customers and suppliers. The extent to which our operating and financial results will continue to be affected by the pandemic will depend on various factors beyond our control, such as the continued severity of the pandemic, including any sustained geographic resurgence; the emergence of new variants and strains of the COVID-19 virus; and the success of actions to contain or treat the virus. COVID-19, and volatile regional and global economic conditions stemming from the pandemic, could also aggravate our other risk factors described in this Annual Report on Form 20-F.

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

The oil and gas industry has historically experienced periodic downturns, which have been characterized by diminished demand for our products and services and downward pressure on the prices that we are able to charge. Sustained market uncertainty can also result in lower demand and pricing for our products and services. A significant industry downturn, sustained market uncertainty, or increased availability of economical alternative energy sources could result in a reduction in demand for our products and services, which could adversely affect our business, financial condition, results of operations, cash flows and prospects. With respect to national oil company (“NOC”) customers, we are also subject to risk of policy, regime, currency and budgetary changes, all of which may affect our customers’ capital expenditures.

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

Revenues from four customers individually accounted for 40%, 9%, 7% and 7% of the Company’s consolidated revenues in the year ended December 31, 2022, 51%, 10%, 7% and 4% of the Company’s consolidated revenues in the year ended December 31, 2021, and 58%, 12%, 4% and 3% of the Company’s consolidated revenues in the year ended December 31, 2020. Given the terms of our customer contracts, there remains a risk of termination of one or more of such contracts and/or a lack of engagement in the same manner, or to the same level, as has been the case historically. The loss of all or even a portion of the business from a major customer, the failure to extend or replace the contracts with the major customer, or the extension or replacement of such contracts on less favorable terms, as a result of competition or otherwise, could adversely affect our financial condition, results of operations or cash flows.

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

The oilfield service industry is subject to the introduction of new drilling and completion techniques, services using new technologies, and emissions control requirements that could yield service innovations, some of which may be subject to patent or other intellectual property protections. We intend to introduce and integrate new technologies and procedures used by North American and European based oilfield service companies; however, we cannot be certain that we will be able to develop and implement new technologies or services on a timely basis or at an acceptable cost. The oilfield service industry is highly competitive and dominated by a few large players that have resources to invest in new technologies. Our ability to continually provide competitive technology and services can impact our ability to maintain or increase prices for our services, maintain market share, and negotiate acceptable contract terms with our customers. If we are unable to continue to acquire or develop competitive technology or deliver it to our customers in a timely and cost-competitive manner in the various markets we serve, it could adversely affect our financial condition, results of operations, and cash flows.

Financial, Regulatory, Legal and Compliance Risks

The matters identified under Correction of Private Warrant Classification Error, Correction of Errors from Overstatement/ (Understatement) of Assets and Liabilities and Correction of Errors in Classification of Selling, General and Administrative Expenses in Note 4, Restatements, included in Item 18. “Financial Statements,” relating to our previously issued audited financial statements may affect investor confidence and raise reputational issues and may subject us to additional risks and uncertainties, including increased professional costs and the increased risk from legal proceedings and regulatory inquiries.

As a consequence of the matters discussed under Correction of Private Warrant Classification Error, Correction of Errors from Overstatement/ (Understatement) of Assets and Liabilities and Correction of Errors in Classification of Selling, General and Administrative Expenses in Note 4, Restatements, included in Item 18, “Financial Statements,” we have incurred, and may continue to incur, unanticipated costs for professional fees in connection therewith. We also have incurred significant costs in connection with or as a result of the delisting by Nasdaq of our securities in April 2023 (including in connection with communicating with Nasdaq and assessing alternatives for continued trading of our securities in the United States), and our remediation of our material weaknesses in internal control over financial reporting. See “Controls and Procedures” for additional information regarding such material weaknesses and such remediation process. We have become subject to a number of additional risks and uncertainties, including the increased risk from litigation and regulatory inquiries . For example, we are the subject of an ongoing SEC inquiry that could result in financial penalties. We have and will continue to fully cooperate with the SEC inquiry. The SEC advised us that the initiation of a request for information should not be construed as an indication by the SEC or its staff that any violation of the federal securities laws has occurred. At this stage, we are unable to predict when the SEC’s inquiry will conclude or what the consequences may be. Our management believes that the risk of loss in connection with this proceeding will not have a material adverse effect on our financial condition. Any of the foregoing may affect investor confidence in the accuracy of our financial disclosures and may raise reputational risks for our business, both of which could harm our business and financial results.

Material weaknesses in our internal control over financial reporting have been identified which we are in the process of remediating. If the material weaknesses persist or if we fail to develop or maintain an effective system of internal control, we may not be able to report our financial results accurately or prevent fraud, which could have a material adverse effect on our business, ordinary shares, results of operations and/or financial condition.

Effective internal control is necessary for us to provide reliable and accurate financial statements and to effectively prevent fraud. As described in Item 15, “Controls and Procedures,” we have concluded that our internal control over financial reporting and disclosure controls and procedures were not effective as of December 31, 2022, December 31, 2021, and December 31, 2020, due to material weaknesses in our internal control over financial reporting. Our senior management failed to set an appropriate tone at the top sufficient to ensure a culture of compliance with the Company’s accounting, finance and internal control policies, including through:

●	Lack of an effective organizational structure to promote effective internal control:
●	Lack of effective communication protocols to ensure timely escalation and resolving of accounting issues; and
●	Insufficient technical accounting resources with an appropriate level of accounting knowledge, experience and training commensurate with our structure and financial reporting requirements to appropriately analyze, record and disclose accounting matters timely and accurately in accordance with U.S. GAAP.

Moreover, the material weakness described above contributed to the following additional material weaknesses:

●	The Company’s period-end financial reporting controls, specifically those over account reconciliations, were not effectively designed and implemented to detect potential misstatements and correct identified misstatements to period-end financial statements.
●	The Company did not design and maintain effective controls over certain accounts payable functions. Specifically, we did not maintain effective controls over the creation of purchase orders, the matching of goods of services received against purchase orders, and/or the review of the completeness and accuracy of accounts payable and accrued liabilities.
●	The Company did not design and maintain effective information technology general controls over financial reporting as privileged access users were not appropriately provisioned and inadequate monitoring controls were in place to enforce appropriate system access and segregation of duties.

We are designing, implementing, and evaluating measures designed to remediate the material weaknesses.

However, we cannot be certain that these measures will be successful or that we will be able to prevent future material weaknesses or significant deficiencies.

Furthermore, the efforts required to remediate those material weaknesses may cause a diversion of management’s time and attention, which could have a material adverse effect on our business, results of operations, financial position and cash flows.

Impairment in the carrying value of goodwill could result in the incurrence of impairment charges.

As of December 31, 2022, we had goodwill of $645.1 million. We review the carrying value of our goodwill for impairment annually or more frequently if certain indicators are present. In the event we determine that the value of goodwill has become impaired, an accounting charge for the amount of the impairment during the period in which the determination is made may be recognized. While we have not recorded any impairment charge for goodwill for the periods presented in this Annual Report, future changes in our business and operations or external market conditions, among other factors, could require us to record an impairment charge for goodwill, which could lead to decreased assets and reduced net (loss) / income. If a significant write down is required, the charge could have a material adverse effect on our financial condition and results of operations.

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

Effective January 1, 2018, the Gulf Cooperation Council (“GCC”) countries agreed to impose a value added tax (“VAT”) across the GCC, however, as of year-end 2022 only Bahrain, Saudi Arabia, the United Arab Emirates, and Oman formalized and/or implemented their plans. Under these VAT rules, most goods and services are taxed at rates ranging from 5-15%. Businesses subject to the VAT must keep detailed financial and business records. This includes collecting invoices and accounting for the goods or services bought and sold, as well as the VAT paid and charged going forward.

The Organization of Economic Cooperation and Development (“OECD”), which represents a coalition of member countries, issued various white papers addressing Tax Base Erosion and Jurisdictional Profit Shifting. The recommendations in these white papers are generally aimed at combating what they believe is tax avoidance. Numerous jurisdictions in which we operate have been influenced by these white papers as well as other factors and are increasingly active in evaluating changes to their tax laws. In addition, the OECD has advanced reforms focused on global profit allocation, and implementing a global minimum tax rate of at least 15% for large multinational corporations on a jurisdiction-by-jurisdiction basis, known as the “two pillar plan.” On October 8, 2021, the OECD announced an accord endorsing and providing an implementation plan for the two pillar plan agreed upon by 136 nations. On December 15, 2022, the European Council formally adopted a European Union directive on the implementation of the plan by January 1, 2024. While the implementation of the accord is uncertain, if legislation is enacted to implement the accord in some or all of the jurisdictions in which we have operations, it could materially increase the amount of taxes we owe, on a retroactive or prospective basis, thereby negatively affecting our results of operations and our cash flows from operations.

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

We cannot provide assurance that any additional refinancing or debt restructuring would be possible, that any assets could be sold or that, if sold, the timing of the sales and the amount of proceeds realized from those sales would be favorable to us or that additional financing could be obtained on acceptable terms. Our inability to generate sufficient cash flows to satisfy the debt obligations, or to obtain alternative financing, could materially and adversely affect our business, financial condition, results of operations and prospects. For more information on our outstanding indebtedness and the terms and conditions related thereto, please see Note 12, Debt, to the consolidated financial statements.

Our borrowings under our various loan agreements and other financing arrangements expose us to interest rate risk and such arrangements also include restrictive covenants that may impact our Subsidiaries’ ability to make distributions to us.

Our earnings are exposed to interest rate risk associated with $535.1 million in borrowings under our various loan agreements and other financing arrangements as of December 31, 2022. Each of these arrangements requires the payment of floating interest rates based upon short-term interest rate indices. If interest rates increase, so will our interest costs, which may have a material adverse effect on our financial condition and results of operations.

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

The tools, techniques, methodologies, programs and components that we use to provide our services may infringe upon the intellectual property rights of others. Infringement claims generally result in significant legal and other costs and may distract our management from running our core business. Royalty payments under licenses from third parties, if available, and developing non-infringing technologies would increase our costs. If licenses were required and not available, we might not be able to continue providing a particular service or product, which could adversely affect our financial condition, results of operations, and cash flows.

Environmental compliance costs and liabilities could reduce our earnings and cash available for operations.

We are subject to increasingly stringent laws and regulations relating to the importation and use, storage, handling, transportation, and disposal of hazardous materials, radioactive materials, chemicals and explosives, and to environmental protection and health and safety, including laws and regulations governing air emissions, hydraulic fracturing, water and other discharges and waste management and natural resources. For more information, see our regulatory disclosures titled “Environmental Regulation” and “Health and Safety Regulation.” We expect to incur capital and operating costs to comply with environmental laws and regulations. The technical requirements of these laws and regulations are becoming increasingly complex, stringent and expensive to implement.

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

Environmental advocacy groups and regulatory agencies in the United States and other countries have been focusing considerable attention on the emissions of carbon dioxide, methane and other greenhouse gases and their role in climate change. Existing or future legislation and regulations related to greenhouse gas emissions and climate change, as well as government or private sector initiatives to conserve energy or promote the use of alternative energy sources, or reduce greenhouse gas emissions, may significantly curtail demand and production of fossil fuels such as oil and natural gas in areas of the world where our customers operate and thus adversely affect future demand for our services. For more information, see our regulatory disclosure titled “Environmental Regulation.” Additionally, scientists have concluded that increasing concentrations of greenhouse gases in the earth’s atmosphere produce climate changes that may have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other adverse climatic events. If any such effects were to occur, they could result in damage to our equipment and our customers’ facilities and have an adverse effect on our financial condition and results of operations.

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

Increased attention to climate change, ESG matters and conservation measures may adversely impact our business.

Increasing attention to climate change, societal expectations on companies to address climate change, investor and societal expectations regarding voluntary ESG disclosures, and consumer demand for alternative forms of energy may result in increased costs, reduced demand for our services, reduced profits, increased investigations and litigation, and negative impacts on our stock price and access to capital markets. Increasing attention to climate change and environmental conservation, for example, may result in demand shifts for oil and natural gas products, additional governmental investigations and private litigation against oil and natural gas operators. To the extent that societal pressures or political or other factors are involved, it is possible that such liability could be incurred without regard to our causation of or contribution to the asserted damage, or to other mitigating factors. All of these factors have the potential to adversely affect demand for our services, our financial condition, results of operations, and cash flows.

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

We are subject to complex U.S. and foreign laws and regulations, such as the U.S. Foreign Corrupt Practices Act and various other anti-bribery and anti-corruption laws. At this time, the U.K. Bribery Act has not been adopted to apply to British Virgin Islands companies, but does apply to any employees of us or our Subsidiaries that are U.K. citizens or residents, including any British overseas territory citizens, and any subsidiaries formed in the U.K. We may also be subject to trade control (including export controls) and trade sanctions laws and regulations that restrict the movement of certain goods and technologies to, and certain operations in, various countries or with certain persons. Thus, our ability to transfer people and products among certain countries will be subject to maintaining required licenses and complying with these laws and regulations. The internal controls, policies and procedures, and employee training and compliance programs we have implemented to deter prohibited practices may not be effective in preventing employees, contractors or agents from violating or circumventing such internal policies or violating applicable laws and regulations. Any determination that we have violated or are responsible for violations of anti-bribery, trade control, trade sanctions or anti-corruption laws could have a material adverse effect on our financial condition and may result in fines and penalties, administrative remedies or restrictions on business conduct, and could have a material adverse effect on our reputation and our business.

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

We and U.S. persons working for us are subject to laws, reporting requirements or sanctions imposed by the United States or by other jurisdictions where we do business that may restrict or even prohibit us, U.S. persons, or certain of our affiliates from doing business in certain countries, or with designated companies in the oil and natural gas sector. Countries in the Middle East, Asia, and Africa are among the locations in which the United States, the United Nations, the United Kingdom and the European Union have imposed economic sanctions that restrict or impede contracting and other transactions involving identified sanctioned countries. We cannot predict what sanctions might be imposed in the future against any country in which we or our Subsidiaries might operate or might receive contracts for performing services. In addition, the U.S. Commerce Department and State Department administer export controls that regulate the types of commodities and technologies that can be sold or provided to certain countries or recipients if those items are subject to U.S. jurisdiction, and such controls are modified from time to time. Trade restrictions, export controls and sanctions could adversely impact our potential income, or our ability to pursue new undeveloped business objectives.

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

Our operations in the Middle East and other countries could require us to incur additional costs in order to comply with United States of America (“U.S.”), United Kingdom (“UK”) and European Union (“EU”) sanctions-related regulations restricting or prohibiting activities with certain individuals and entities.

The United States government, the UK government and the EU have established lists of corporations and people with which engaging in business by a person subject to the jurisdiction of such government authority is prohibited without a license. The property and interests in property of persons or entities identified on the SDN List, are blocked in the United States and when in the possession or control of U.S. persons. U.S. persons are broadly prohibited from engaging in transactions of any nature with persons on the SDN List or with entities owned 50 percent or more by persons on the SDN List. OFAC may designate an individual or entity on the SDN List for a variety of reasons, depending on the applicable sanctions program that serves as the authority for the designation. There is no advance notice or advance due process for the listed person. If any person were to be added to the SDN List, no U.S. persons can be involved in contracting or providing services to or with such listed person without a license. Disclosure in a 219 Report is also required for knowingly engaging in any transaction or dealing with certain SDNs.

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

Although we cannot be assured that no individual or entity in the Middle East or elsewhere with which we or our Subsidiaries have done business will not be identified on the SDN List or other relevant denied party lists in the future, we have confirmed that to the best of our knowledge none of our key employees, key vendors, or any companies with which we are currently conducting business, nor or any of our Subsidiaries, their key employees, key vendors, or any company with which they are currently conducting business are listed on the SDN List or similar lists in the EU and UK. If any customer, employee or vendor were to be listed on the SDN List in the future (or similar lists in the EU and UK), we will need to incur costs to seek legal advice to determine whether any further business could be conducted with such person or whether all business relationships with such person must cease.

We are subject to litigation risks that may not be covered by insurance.

In the ordinary course of business, we and our Subsidiaries may become the subject of various claims, lawsuits, and administrative proceedings seeking damages or other remedies concerning our commercial operations, employees, and other matters. We maintain insurance to cover certain potential losses and are subject to various self-insurance retentions and deductibles under our insurance policies. It is possible, however, that a judgment could be rendered against us in cases in which we could be uninsured and beyond the amounts that we currently have reserved or anticipate incurring for such matters. We are also subject to litigation and regulatory risks in connection with the matters disclosed under Correction of Private Warrant Classification Error, Correction of Errors from Overstatement/ (Understatement) of Assets and Liabilities and Correction of Errors in Classification of Selling, General and Administrative Expenses in Note 4, Restatements, to our consolidated financial statements included in Item 18, “Financial Statements,” of this Annual Report. If we were to be sued under any of the agreements related to the Business Combinations or if we were made a party to lawsuits to which our Subsidiaries are currently a party, we could be exposed to one or more judgments that are in excess of what our management may believe that it should pay and would not likely be covered by insurance. In addition, insurance coverage is increasingly expensive, including with respect to directors’ and officers’ liability insurance, or “D&O insurance.” We may not be able to maintain D&O insurance at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

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

Factors affecting the trading price of our ordinary shares and warrants may include:

●	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

●	changes in the market’s expectations about our operating results;

●	success of competitors;

●	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

●	changes in financial estimates and recommendations by securities analysts concerning us or the market in general;

●	operating and stock price performance of other companies that investors deem comparable to us;

●	our ability to market new and enhanced products on a timely basis;

●	changes in laws and regulations affecting our business;

●	commencement of, or involvement in, litigation or regulatory inquiries involving us;

●	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

●	the volume of securities available for public sale;

●	any major change in our board or management;

●	the sale of a substantial amount of our ordinary shares and warrants by our directors, executive officers or significant stockholders or the perception that such sales could occur; and

●	general economic and political conditions such as recession, world health events, changes in interest rates, fuel prices, international currency fluctuations, and acts of war or terrorism, and the uncertainty and ongoing efforts to mitigate the spread of impacts of COVID-19, including, but not limited to, the severity and duration of the COVID-19 pandemic, the extent and effectiveness of containment measures, the availability and distribution of effective vaccines against COVID-19, the potential resurgence of COVID-19 or related strains, how quickly and to what extent normal economic and operating activity can resume, and the severity and duration of the global economic downturn that has resulted from the COVID-19 pandemic.

Many of the factors listed above are beyond our control. In addition, broad market and industry factors may materially harm the market price of our ordinary shares and warrants irrespective of our operating performance. The stock market in general, including the OTC Markets, has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of our ordinary shares and warrants, which currently trade on the OTC, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to us could depress the price of our securities regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our ordinary shares and warrants also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

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

We may sell additional securities in subsequent public or private offerings. On December 31, 2022, 94,012,752 ordinary shares were outstanding and 35,540,380 warrants were outstanding. Our outstanding ordinary shares do not include ordinary shares issuable upon exercise of the warrants, which may be resold in the public market.

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

There is no guarantee that the public warrants will be in the money, and they may expire worthless.

The exercise price for our warrants is $5.75 per one-half of an ordinary share. Warrants must be exercised for whole ordinary shares. The Public Warrants were initially set to expire on June 6, 2023 (five years after the completion of the NPS/GES Business Combination) but were subsequently extended to June 6, 2025, by vote of the Company’s Board of Directors during 2022. The warrants are not “in the money” as of December 31, 2022, and there is a risk that they may expire worthless. Furthermore, as long as our ordinary shares are not publicly traded, the ability of warrant holders to exercise and/or sell ordinary shares received upon exercise is limited.

We may redeem public warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making their warrants worthless.

We have the ability to redeem the remaining public warrants prior to their expiration at a price of $0.01 per warrant, provided that (i) the last reported sale price of our ordinary shares equals or exceeds $21.00 per share for any 20 trading days within the 30 trading-day period ending on the third business day before we send the notice of such redemption and (ii) on the date we give notice of redemption and during the entire period thereafter until the time the warrants are redeemed, there is an effective registration statement under the Securities Act covering the ordinary shares issuable upon exercise of the public warrants and a current prospectus relating to them is available unless warrants are exercised on a cashless basis. Redemption of the outstanding public warrants could force holders of public warrants:

●	to exercise their warrants and pay the exercise price therefor at a time when it may be disadvantageous for them to do so;

●	to sell their warrants at the then-current market price when they might otherwise wish to hold their warrants; or

●	to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of their warrants.

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

We rely on suppliers of equipment and spare parts as well as suppliers of technical labor to perform certain contractual obligations with our customers. Failure by suppliers to provide goods and services in a timely manner could lead to delays by us in fulfilling contractual obligations, the inability to fulfill such obligations, or additional costs in seeking replacement suppliers.

We have engaged in a number of related party transactions, the termination of which may inhibit business, and such transactions present possible conflicts of interest that could have an adverse effect on us.

We rely at times upon services and products supplied by related parties if no other suitable alternatives are available. For example, up to 2021, a related party vendor provided software services that supported certain of our operations in a country where we have a perpetual license to use an Enterprise Resource Planning system.

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

Substantially all of our assets are located outside of the United States. Thus, it may be difficult, or in some cases not possible, for investors in the United States to enforce their legal rights or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties under United States laws.

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act and the common law of the British Virgin Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under British Virgin Islands law are governed by the Companies Act and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived from English common law, and while the decisions of the English courts are of persuasive authority, they are not binding on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, while statutory provisions do exist in British Virgin Islands law for derivative actions to be brought in certain circumstances, shareholders in British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred.

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

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Company

National Energy Services Reunited Corp. is a British Virgin Islands corporation headquartered in Houston, Texas. The Company, through its wholly-owned subsidiaries, NPS and GES, is a regional provider of products and services to the oil and gas industry primarily in the MENA region. Our principal executive offices are located at 777 Post Oak Blvd., Suite 730, Houston, Texas 77056 and our telephone number is +1 (832) 925 3777. Our registered agent in the British Virgin Islands is Intertrust Corporate Services (BVI) Limited, which is located at Ritter House, Wickhams Cay II, P.O. Box 4041, Road Town, VG1110 Tortola, British Virgin Islands.

History and Business Development

NESR is one of the largest oilfield services providers in the MENA region.

Formed in January 2017, NESR started as a special purpose acquisition company (“SPAC”) designed to invest in the oilfield services space globally. NESR filed a registration statement for its initial public offering in May 2017. In November 2017, NESR announced the acquisition of two oilfield services companies in the MENA region: NPS and GES. The formation of NESR as an operating entity was completed on June 7, 2018, after the transactions were approved by NESR shareholders. On June 1, 2020, NESR further expanded its footprint within the MENA region when its NPS subsidiary acquired SAPESCO. On May 5, 2021, NESR again expanded its footprint within the MENA region when its NPS subsidiary acquired specific oilfield service lines of Action. On July 1, 2022, NESR acquired a minority stake in WDVGE, a premier Reservoir Characterization and G&G laboratory and consulting business formed from the merger of W. D. Von Gonten Laboratories LLC and W. D. Von Gonten & Co. Petroleum Engineering Consulting.

NESR’s revenues are primarily derived by providing production services (“Production Services”) such as hydraulic fracturing, coil tubing, stimulation and pumping, cementing, nitrogen services, filtration services, pipelines and industrial services, production assurance, artificial lift services, completions and integrated project management. NESR also provides drilling and evaluation services (“Drilling and Evaluation Services”) such as rigs and integrated services, fishing and downhole tools, thru-tubing intervention, tubular running services, directional drilling, drilling fluids, pressure control, well testing services, wireline logging services, and slickline services. NESR has significant operations throughout the MENA region including Saudi Arabia, Oman, Kuwait, United Arab Emirates, Algeria, Egypt, Libya, Iraq and Qatar.

Emerging growth company

The Company qualified as an “emerging growth company (“EGC”),” as defined in Section 2(a) of the U.S. Securities Act of 1933 as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”) until December 31, 2022, the last day of the fiscal year in which the fifth anniversary (May 17, 2022) of our initial public offering occurred. EGCs may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934) are required to comply with the new or revised financial accounting standards. The Company has adopted all deferred accounting standards in this Annual Report on Form 20-F.

Capital Expenditures

During the three most recent fiscal years, the Company’s capital expenditures were $312.1 million in the aggregate, comprising $122.4 million from the year ended December 31, 2022, $107.1 million from the year ended December 31, 2021, and $82.6 million from the year ended December 31, 2020. The primary geographies for the Company’s capital expenditures were Saudi Arabia, Oman, Kuwait, and United Arab Emirates. The Company has utilized these capital expenditures to purchase equipment to support ongoing revenue growth. For more information on our capital expenditures and requirements, see Item 5B, “Liquidity and Capital Resources.”

Additionally, the Company’s Integrated Production Management (“IPM”) projects are focused on developing and managing production on behalf of the Company’s customers under long-term agreements. The Company will invest its own services and products, and in some cases cash, into the field development activities and operations. Although in certain arrangements the Company is paid for a portion of the services or products it provides, generally the Company will not be paid at the time of providing its services or upon delivery of its products. Instead, the Company is compensated based upon cash flow generated. The Company invested $17.4 million in IPM projects during the year ended December 31, 2022.

During 2022, as a result of the need for extraordinary cash flow management processes during a period when the Company had restricted access to its full credit facilities, the Company’s CFO was given final responsibility for the Company’s capital expenditure process, under the supervision of the Board of Directors.

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

Principal Activities

Production Services. Our Production Services segment includes the results of operations from services that are generally offered and performed during the production stage of a well’s lifecycle. These services include, but are not limited to, the following:

●	Hydraulic Fracturing – Hydraulic fracturing services are performed to enhance production of oil and natural gas from formations with low permeability and restricted flow of hydrocarbons. The process of hydraulic fracturing involves pumping a highly viscous, pressurized fracturing fluid, typically a mixture of water, chemicals and proppant, into a well casing or tubing in order to fracture underground mineral formations. These fractures release trapped hydrocarbon particles and free a channel for the oil or natural gas to flow freely to the wellbore for collection. Fracturing fluid mixtures include proppant that becomes lodged in the cracks created by the hydraulic fracturing process, “propping” them open to facilitate the flow of hydrocarbons upward through the well.

●	Coiled Tubing – We provide various coiled tubing services ranging from basic nitrogen lifting, fishing, milling, clean-out, scale removal and other complex well applications. We employ design software to predict the performance of coiled tubing string and fluid behavior. The work history and integrity of each coiled tubing work string is constantly monitored in real-time to allow our engineers to continually evaluate developments in coiled tubing applications. Our coiled tubing units are suitable for both onshore and offshore.

●	Stimulation & Pumping – We employ stimulation and pumping services in our operations. We currently offer acidizing of wells, cleaning jobs, the release of stuck pipes during drilling, pressure testing wells and inhibition jobs on gas wells.

●	Cementing – We have over 25 years of experience in primary and remedial cementing services across the MENA region. Our cementing solutions include cementing equipment with complete automated density control capabilities, large volume batch mixers allowing larger volume of slurries to be mixed and pumped at homogeneous density and customized cement systems for specific applications such as gas migration, ultra-light weight, flexible cement, HTHP (high-temperature/high-pressure) and self-healing cement. We also have an extensive database of knowledge and experience.

●	Nitrogen Services – We offer a complete nitrogen service package through our nitrogen fleets. Our equipment incorporates a combination of low, intermediate, and high-rate units. Our operational capabilities range from stand-alone nitrogen services such as freeing stuck drill pipe and unloading or cleaning out wellbores, to supplying our coiled tubing, stimulation and cementing service with the essential gaseous components necessary for positive results in various applications.

●	Filtration Services – We provide filtration services through our two-stage, skid mounted, easy to handle filtration vessels. The primary and secondary filtration stages are usually carried out together. We have filtered thousands of barrels on rig sites for reduced damage drilling as well as for UBD (Under Balanced Drilling) operations. We also provide frac tanks and pumping units as necessary.

●	Pipelines and Industrial Services – We provide pipeline services to plants and refineries including water filling and hydro testing, nitrogen purging, de-gassing and pressure testing, as well as cutting/welding and cooling down piping/vessels systems. Our equipment and resources include an existing fleet of nitrogen pump units, pig launchers and receivers, intelligent pigs, high rate pumping units at high and low pressure, and pipeline inspection services.

●	Production Assurance – Our fleet of water well drilling rigs and portfolio of water treatment technologies (chemicals and filtration) allow us to serve the full water cycle. This includes the sourcing and treatment of water for oil and gas, municipal and industrial use and the disposal of water into selected aquifers. We also provide a portfolio of production assurance chemicals to assist hydrocarbon production from a specific reservoir in meeting the desired production target. This is achieved by collaborating with selected chemical companies and academic institutes and establishing an in-house technical team of engineers and laboratory capabilities.

●	Artificial Lift Services – We provide vertical, deviated and horizontal rod pumping systems, analysis and optimization recommendations for fluid level and dynamometer testing, artificial lift optimization and data interpretation, long term monitoring and optimization, and associated field services. We also provide gas lift systems and downhole monitoring systems. We maintain a downhole pump workshop that is equipped with up-to-date equipment and tools, including pump testers, barrel honing and API beam pump gauges.

●	Completions – We provide surface and subsurface safety systems, high-pressure packer systems, flow controls, service tools, expandable liner technology, VIT (Vacuum Insulated Tubing) technology for steam applications, and engineering capabilities with manufacturing capacity and testing facilities. We focus on in-country value by taking a systems approach to well completions for maximum recovery in addition to intelligent completion architectures.

●	Integrated Project Management (“IPM”) projects are generally focused on developing and co-managing production of customers’ assets under long-term agreements. NESR invests its own services and products into the field development activities and operations and is compensated on a fee-per barrel basis or based on cash flow generated. This includes certain arrangements whereby NESR is only compensated based on incremental production that it helps deliver above a mutually agreed baseline.

Drilling and Evaluation Services. Our Drilling and Evaluation Services segment includes the results of operations from services that are generally offered and performed during pre-production stages of a well’s lifecycle and related mainly to the operation of oil rigs. These services include, but are not limited to, the following:

●	Rigs and Integrated Services – Our fleet of rigs range from 200 horsepower (HP) to 1,500 HP and offer drilling capabilities for all type of wells with depths up to 4,000 meters. Our fleet includes 750 HP truck-mounted, fast moving rigs, which are ideal for both light and heavy work over campaigns as both rigs are equipped with full edge mud systems that can handle normal drilling activities. In addition, we provide a “One Stop Solution” that includes delivering and managing the full spectrum of services involved in the upstream sector from the provision of the rig to completion and testing of the well.

●	Fishing & Downhole – We provide highly innovative and reliable drilling tools and machine shop services for conventional and unconventional drilling applications. Our manufacturing capabilities include manufacturing flanges, subs, pup joints, pony drill collars and all types of cross overs. We also have the provision of threading and repair services for the oil and gas industry including the re-cutting of tubing and casing, repair of drilling and production tubular and well heads.

●	Thru-Tubing Intervention – We provide comprehensive oilfield solutions for all thru-tubing intervention requirement, from milling to thru-tubing fishing and thru-tubing well intervention.

●	Tubular Running Services – We provide traditional Tubular Running Services operated by highly trained personnel focused on safety, quality, efficiency and well integrity. Our Casing Running Tool technology enables simultaneous connection make-up, break-out, circulation and rotation, increasing the chance of getting casing to total depth safely and efficiently the first time.

●	Directional Drilling – Our directional drilling services provide a suite of solutions from conventional to unconventional drilling applications, including directional drilling, measurement while drilling, logging while drilling, drilling optimization, drilling engineering, borehole surveying, and surface mud logging.

●	Drilling Fluids – We provide drilling fluid systems and related technologies for a number of projects, including development drilling, exploration drilling and High-Pressure High-Temperature drilling, in accordance with international standards and regulations for both onshore and offshore projects.

●	Pressure Control – With a full range of wellhead products, flow control equipment and frac equipment, we can provide safe and efficient drilling and production. From pre-engineered products, to fully customized designs, we offer solutions for every application.

●	Well Testing Services – Our well testing services are used to measure solids, gas, oil and water produced from a well. We offer integrated well testing services in the exploration, appraisal and development phases of oil and gas wells. Our aim is to provide newer, faster and more precise testing results though innovation and superior service quality, and our services include surface well testing onshore and offshore, flow back packages, sand management, burner boom stack for gas flaring, smokeless burner, multi-phase flow meters (MPFM), zero-flaring packages, and water treatment and filtration.

●	Wireline Logging Services – Our fleet of logging trucks, offshore units, logging tools and pressure control equipment provides a wide variety of cased-hole logging services to our clients, including production and injection performance evaluation, stimulation performance evaluation, water shutoff determination, tubing and multiple casing integrity, acoustic leak detection, perforation, pipe recovery, cased hole formation evaluation, and interval isolation and borehole seal.

●	Slickline Services – Our slickline services cover the basic removal of scale, wax and sand build-up, setting plugs, changing out gas lift valves, fishing and other complex well applications.

Portfolio enhancement within the Drilling & Evaluation (“D&E”) segment continues to be a strategic focus for the Company. In 2022, the Company advanced on the development of next-generation downhole drilling and logging solutions, which are anticipated to position the Company for new market opportunities in the coming years. The development of these D&E solutions is driven by a combination of internal R&D expenditures and in close collaboration with leading investment and technology partners, with the goal of developing a suite of tools that are tailored to address the downhole drilling challenges of the region.

In 2021, several key D&E partnerships were announced. In March, the Company announced the successful startup of its partnership with PHX Energy Services Corp., to bring leading directional drilling capabilities from North America to the MENA region. In April, the Company announced its partnership with Beyond Energy Services & Technology to offer managed pressure drilling services. In September, the Company announced its partnership with Ulterra Drilling Technologies, L.P. to deploy polycrystalline diamond compact drill bits. In November, the Company reported the first successful deployment of its 15,000psi Kinetic Blowout Stopper technology in the MENA region, in close collaboration with its partner Kinetic Pressure Control, based out of Houston.

In 2022, the Company achieved market penetration of its expanding D&E portfolio and announced a number of marquee D&E contract awards in core countries where NESR currently operates.

ESG IMPACT. In 2021, we announced a new Environmental, Social, and Corporate Governance IMPACT (“ESG IMPACT”) initiative to introduce innovative energy solutions and develop a portfolio of product lines and services aimed to mitigate climate change, enhance water management and conservation, and minimize environmental waste in the industry.

Areas of focus within the ESG Impact segment include water & minerals, flare & methane abatement, emissions detection & control, and new energies including carbon capture, sequestration & storage and geothermal solutions. This portfolio is cultivated through a combination of internal research & development (“R&D”) and partnerships with leading technology companies from around the world.

In addition to the formation of ESG Impact, through 2021 the Company placed several strategic investments, and formed partnerships with companies to expand the ESG Impact portfolio. In February, the Company announced partnerships with Salttech O&G BV based out of the Netherlands, and Clean TeQ Pty Ltd from Australia, to offer a complementary portfolio of oilfield water treatment solutions. In March, the Company announced investment in ICE Thermal Harvesting, LLC to introduce a solution for zero-emissions power production from low-enthalpy heat sources. In November, the Company announced investment in Qube Technologies, a provider of artificial intelligence based continuous multi-gas monitoring & leak detection, to augment its emissions detection & control offering.

In 2022, the Company successfully advanced on multiple fronts with key field introductions of ESG Impact solutions. In water, the Company successfully piloted its zero liquid discharge desalination solution, in collaboration with one of its largest customers, to prove the efficacy of produced water recycling within the industry. In emissions detection, the Company successfully piloted its AI-based methane & leak detection solution in several strategic countries. Additionally in new energies, the Company executed its first CO2 sequestration pilot and also its first geothermal testing project for a prominent national energy producer.

The results of ESG IMPACT were not material to our Consolidated Statements of Operations for the years ended December 31, 2022, December 31, 2021, or December 31, 2020.

Principal Markets

The Company’s operations and activities are located within certain geographies, primarily in the MENA region. The revenue earned by geographic area, based on drilling location, was as follows for the periods presented (in US$ thousands):

	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020 (As restated)
Geographic Area:
Domestic (British Virgin Islands)	$-	$-	$-
MENA	893,635	865,917	822,606
Rest of World	15,882	10,812	11,546
Total revenue	$909,517	$876,729	$834,152

Seasonality

Seasonal changes in weather and significant weather events affect the demand and price of oil and therefore the demand for our services. Furthermore, customer spending patterns for oilfield services and products generally result in higher activity in the fourth quarter of each year as clients seek to utilize their annual budgets.

Sources and Availability of Raw Materials

We purchase various component parts in connection with delivering our products and services. These materials are generally, but not always, available from multiple sources and may be subject to price volatility. While we generally do not experience significant long-term shortages of these materials, we have from time-to-time experienced temporary shortages of particular component parts. We are always seeking ways to ensure the availability of resources, as well as manage costs of component parts.

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

Customers

Revenues from four customers individually accounted for 40%, 9%, 7% and 7% of the Company’s consolidated revenues in the year ended December 31, 2022, 51%, 10%, 7% and 4% of the Company’s consolidated revenues in the year ended December 31, 2021, and 58%, 12%, 4% and 3% of the Company’s consolidated revenues in the year ended December 31, 2020.

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

Material Effects of Governmental Regulations

Our business is significantly affected by country, regional, local laws and other regulations. These laws and regulations relate to, among other things:

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

Environmental Regulation

In the countries where we operate, we are subject to environmental laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection and occupational health and safety, including regulations related to greenhouse gas emissions and hydraulic fracturing. The trend in environmental regulation has been to place more restrictions and limitations on activities that may adversely affect the environment, and thus any changes in environmental laws and regulations or re-interpretation of enforcement policies that result in more stringent and costly regulatory requirements could have a material adverse effect on our business, liquidity position, financial condition, results of operations and prospects. We may be unable to pass on such increased compliance costs to our customers. Where applicable we have obtained and maintain licenses to operate through the local ministry of environment or similar governmental authority. We have established and implemented an environmental health and safety management system based on ISO 14001 and OHSAS 18001. In addition, we remain accountable to each customer or operator we service and ensure that compliance is maintained based on each customer’s requirements. Although our operations are subject to a variety of regulations across multiple jurisdictions, a summary of the most pertinent regulations affecting our operations is provided below.

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

Additionally, the threat of climate change continues to attract considerable attention in the United States and foreign countries. Numerous proposals have been made and could continue to be made at multiple levels of government to monitor, limit and disclose existing emissions of greenhouse gases as well as to restrict or eliminate such future emissions. As a result, our operations as well as the operations of our oil and natural gas exploration and production customers are subject to a series of risks associated with the production and processing of fossil fuels and emission of greenhouse gases.

Multiple jurisdictions have adopted laws that require the monitoring, reporting, disclosure or reduction of emissions of certain greenhouse gases from the oil and gas sector. Additionally, several jurisdictions have adopted policies to reduce the consumption of fossil fuels, which may ultimately result in decreased demand for our services. Internationally, the United Nations-sponsored Paris Agreement requires member states to submit non-binding, individually-determined reduction goals every five years after 2020. Most of the jurisdictions where we operate have ratified the Paris Agreement and, as a result, developed emissions reduction goals, several of which focus on reducing the emissions from the oil and gas sector or promoting the use of renewable energy or energy efficiency technologies.

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

Water

Most of the countries in which we operate have laws and regulations in place referencing water discharge particularly in the vicinity of inhabited areas or regulated waterways. Multiple jurisdictions also regulate the disposal of produced water associated with the hydraulic fracturing process. Restrictions and controls regarding the unauthorized discharge of pollutants, including produced waters and other oil and gas wastes, into regulated waters are in place but not always subject to formal assessments by the regulators. We are working to ensure that our facilities have adequate drainage, sumps, and appropriate sedimentation tanks where required, the integrity of primary and secondary containment systems, and that spill prevention controls and countermeasures plans are in place to minimize the impact of potential releases or spills.

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

C. ORGANIZATIONAL STRUCTURE

For a full listing of our significant subsidiaries as of December 31, 2022, see Exhibit 8.1 to this Annual Report.

D. PROPERTY, PLANT, & EQUIPMENT

Properties

We have operations in over 15 countries including Algeria, Bahrain, Chad, Egypt, India, Indonesia, Iraq, Kuwait, Libya, Malaysia, Oman, Qatar, Saudi Arabia, and United Arab Emirates (“UAE”). In most countries, we have localized support bases that house equipment and personnel that are used to deliver the services we provide. In early 2023, we opened the NESR Oilfield Research & Innovation (“NORI”) Center in Saudi Arabia’s Dharan Techno Valley (“DTV”). We expect that the NORI facility, located in the heart of Saudi Arabia’s industrial research, technology and academic hub, will enhance NESR’s ability to drive energy sector research & innovation across the MENA region. Our principal executive offices are in Houston, Texas, U.S., with our regional headquarters in Dubai, UAE. No single tangible fixed asset is individually material to our operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with Item 3A, “Selected Financial Data” and the accompanying consolidated financial statements and related notes included in Item 18, “Financial Statements,” in this Annual Report.

A. OPERATING RESULTS

Overview

We are a regional provider of services to the oil and gas industry primarily in the MENA region. We currently operate in over 15 countries, with a strong presence in Saudi Arabia, Oman, Kuwait, United Arab Emirates, Algeria, Egypt, Libya, Iraq and Qatar. Our company was founded with a vision of creating a regional provider for oilfield services that offers a full portfolio of solutions for our customers throughout the region with a strong focus on supporting the economies in which we operate. ESG considerations are central to our company, and we believe that employing local staff and fully integrating with regional economies is a critical part of the social component of our ESG philosophy; in addition, we have found that promoting high local content in our operations optimizes our cost structure, enhancing our ability to generate free cash flow in various commodity price environments. With its vast reserves of oil and gas, the MENA region continues to dominate in its role as a vital source of global energy supply and stability. Our services include a broad suite of offerings that are essential in the drilling and completion of new oil and natural gas wells and in the remedial work on existing wells, both onshore and offshore, including completion services and equipment and drilling and evaluation services and equipment.

Factors Affecting our Results of Operations

Global E&P Trends and Oil Prices

We provide oilfield services to exploration and production companies with operations in the onshore and offshore oil and gas sectors in the MENA region. Demand for our services is mainly driven by our customers’ operations and is therefore linked to global commodity prices and expectations about future prices, rig activity and other factors.

Oil and natural gas prices increased during 2022 largely driven by supply constraints which were amplified as a result of recent geopolitical events and supply chain bottlenecks. Activity began to visibly expand in the second half of the year, as evidenced by significant increases in rig counts in MENA. The Company is well positioned to benefit from this market expansion and anticipates record levels of upstream investment by national oil companies to continue in the next few years.

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

Geographic Concentration; Middle Eastern Operations

During the years ended December 31, 2022, December 31, 2021, and December 31, 2020, 98%, 98%, and 98%, respectively, of our revenue came from the MENA region, particularly the Middle East. The Middle East accounts for almost a third of global oil production, according to the Energy Institute Statistical Review of World Energy 2023 (72nd edition). Given the low break-even price of production, it is a key region for oilfield service companies. Most oil and gas fields in the Middle East are legacy fields on land or in shallow waters. These fields are largely engaged in development drilling activity, driven by the need for redevelopment, enhanced oil recovery via stimulation and the drilling of new production wells. Further, a number of gas fields scheduled to be developed in the near future will require oilfield services. As a result, our capital expenditure and related financing needs may increase materially in the future.

In addition, regional drilling operations may be impacted by local political and economic trends. Due to the concentration of our operations in the MENA region, and particularly the Middle East, our financial condition and results of operations may be impacted by geopolitical, political or economic instability affecting the countries in which we operate, including reduced production and drilling activities, extended periods of low oil prices and decreased oil demand, armed conflict, imposition of economic sanctions, changes in governments and currency devaluations, among others.

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

Cost of services

Cost of services primarily includes staff costs for service personnel, purchase of non-capitalized material, equipment and supplies (such as tools and rental equipment), depreciation relating to capital assets used in our operations, vehicle and equipment rental and maintenance and repair.

Selling, general and administrative (excluding Amortization) (“SG&A”) expense

SG&A expense, excluding Amortization as it is presented separately, primarily includes salary and employee benefits for non-production personnel (primarily management and administrative personnel), professional service fees, office facilities and equipment, office supplies and non-capitalized office equipment and depreciation of office furniture and fixtures.

Amortization

Amortization expense primarily includes amortization of intangible assets associated with acquired customer contracts, trademarks and tradenames.

Interest expense, net

Interest expense primarily consists of interest on outstanding debt, net of interest income.

Gain/(loss) on warrant liability

Gain/(loss) on Private Warrant liability consists of adjustments recorded to present the Company’s Private Warrants at fair value in the Consolidated Balance Sheets.

Other income / (expense), net

Other income / (expense), net primarily consists bank charges and foreign exchange gains and losses.

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

The following table shows rig count (Source: Baker Hughes Published Rig Count Data) and oil prices as of the dates indicated:

	As of December 31,
	2022	2021	2020

Rig count:
MENA	358	332	276
Rest of World – outside of North America	542	502	389
Total International Rig Count	900	834	665

Brent Crude (per barrel)	$82.82	$77.24	$51.22

Basis of Presentation of Financial Information

Segments

We operate our business and report our results of operations through two operating and reporting segments, Production Services and Drilling and Evaluation Services, which aggregate services performed during distinct stages of a typical life cycle of an oil well.

Production Services. Our Production Services segment includes the results of operations from services that are generally offered and performed during the production stage of a well’s lifecycle. These services mainly include hydraulic fracturing, cementing, coiled tubing, filtration, completions, stimulation, pumping and nitrogen services. Our Production Services accounted for 62%, 63%, and 67%, of our revenues for the years ended December 31, 2022, 2021, and 2020, respectively.

Drilling and Evaluation Services. Our Drilling and Evaluation Services segment includes the results of operations from services that are generally offered and performed during pre-production stages of a well’s lifecycle and related mainly to the operation of oil rigs. The services mainly include well testing services, drilling services and rental, fishing and remediation, drilling and workover rigs, wireline logging services, turbines drilling, directional drilling, slickline services and drilling fluids, among others. Our Drilling and Evaluation Services accounted for accounted for 38%, 37%, and 33%, of our revenues for the years ended December 31, 2022, 2021, and 2020, respectively. Please see Item 4B, “Business Overview” in this Annual Report for a description of our reportable segments.

Results of Operations

The discussions below relating to significant line items from our consolidated statements of operations are based on available information and represent our analysis of significant changes or events that impact the fluctuations in or comparability of reported amounts. Where appropriate, we have identified specific events and changes that affect comparability or trends. In addition, the discussions below for revenues are on an aggregate basis for each fiscal period, as the business drivers for all services are similar. All amounts in tables are in US$ thousands, except share data and per share amounts.

2022 compared to 2021

The following table presents our Consolidated Statements of Operations data for the periods indicated:

	Year ended
Description	December 31, 2022	December 31, 2021

Revenues	$909,517	$876,729
Cost of services	(844,039)	(873,948)
Gross (loss) / profit	65,478	2,781
Selling, general and administrative expenses (excluding Amortization)	(47,530)	(28,071)
Amortization	(18,865)	(18,042)
Operating (loss)	(917)	(43,332)
Interest expense, net	(34,126)	(15,174)
Gain/(loss) on Private Warrant Liability	-	-
Other income / (expense), net	5,242	(2,073)
(Loss) / Income before income tax	(29,801)	(60,579)
Income tax (expense) / benefit	(6,619)	(3,989)
Net (loss) / income	(36,420)	(64,568)
Net (loss) / income attributable to non-controlling interests	-	-
Net (loss) / income attributable to shareholders	$(36,420)	$(64,568)

Revenue. Revenue was $909.5 million for the year ended December 31, 2022, compared to $876.7 million for the year ended December 31, 2021.

The table below presents our revenue by segment for the periods indicated:

	Year ended
	December 31, 2022	December 31, 2021
Reportable Segment:
Production Services	$567,249	$554,097
Drilling and Evaluation Services	342,268	322,632
Total revenue	$909,517	$876,729

Production Services revenue was $567.2 million for the year ended December 31, 2022, compared to $554.1 million for the year ended December 31, 2021. The change in revenue was primarily due to increased coil tubing revenue across Oman, Algeria and United Arab Emirates where activity levels from existing customers were up on the strength of higher average oil prices in 2022 coupled with fewer lingering impacts from the COVID-19 pandemic and subsequent global economic recovery, partially offset by a reduction in hydraulic fracturing activity in Saudi Arabia during a transitory period between hydraulic fracturing contracts.

Drilling and Evaluation Services revenue was $342.3 million for the year ended December 31, 2022, compared to $322.6 million for the year ended December 31, 2021. The change in revenue was primarily due to higher activity in Algeria and Iraq on contract wins, higher activity volume in Kuwait, which includes the impact of a full year of the Action Business Combination, partially offset by lower Well Testing activity in Saudi Arabia.

Cost of services. Cost of services was $844.0 million for the year ended December 31, 2022, compared to $873.9 million for the year ended December 31, 2021. On a percentage basis, cost of services was 92.8% of revenue during the year ended December 31, 2022, as compared to 99.7% of revenue for the year ended December 31, 2022, a 690-basis point reduction. The reduction in cost of services was primarily due to (1) improved utilization on a more efficient operating cost structure, (2) fewer non-recurring costs year-over-year (as further described in the 2021 compared to 2020 analysis below), (3) continued abatement of COVID-19 pandemic consequences such as supply chain disruption and inflationary pressure, and (4) lower depreciation expense because of a change in the ownership structure and thus depreciable life for a portion of the Company’s hydraulic fracturing fleet beginning in the fourth quarter of 2021. These cost improvements were partially offset by a higher cost structure maintained to support hydraulic fracturing during a transitory period between hydraulic fracturing contracts in Saudi Arabia and shortages in supply chain commodities such as chemicals leading to increases in the cost base. Cost of services included depreciation expense of $97.0 million and $104.1 million for the year ended December 31, 2022, and the year ended December 31, 2021, respectively.

Gross (loss) / profit. Gross (loss) / profit as a percentage of total revenue was 7.2% and 0.3% for the year ended December 31, 2022, and the year ended December 31, 2021, respectively. The reason for the change is described under “Revenue” and “Cost of services.”

SG&A expenses. SG&A expenses, which represent costs associated with managing and supporting our operations, were $47.5 million for the year ended December 31, 2022, compared to $28.1 million for the year ended December 31, 2021. SG&A increased year-over-year primarily due to professional fees incurred in relation to (1) preparation of the restated financial statements for the years ended December 31, 2022, 2021, and 2020 related SEC reports; (2) costs related to the audits of the financial statements for the years ended December 31, 2020 to 2022, including multiple audit firms as discussed in Item 16F, Change in Registrant’s Certifying Accountant; (3) costs associated with the third-party root cause analysis for the prior period errors; and (4) costs associated with the remediation efforts to ensure that such errors will not occur again. SG&A as a percentage of total revenue was 5.2% and 3.2% for the year ended December 31, 2022, and the year ended December 31, 2021, respectively.

Amortization expense. Amortization expense was $18.9 million for the year ended December 31, 2022, compared to $18.0 million for the year ended December 31, 2021. Amortization expense is driven mainly by acquired intangible assets resulting from the acquisitions of GES and NPS in 2018, SAPESCO in 2020, and the Action Business Combination in 2021.

Interest expense, net. Interest expense, net, was $34.1 million for the year ended December 31, 2022, compared to $15.2 million for the year ended December 31, 2021. Interest expense, net, increased year-over-year due to higher interest rates across geographies as central banks sought to reduce inflationary pressures through the year.

Gain/(loss) on warrant liability. Gain/(loss) on warrant liability was $0 (zero) million for the year ended December 31, 2022, as compared to $0 (zero) million for the year ended December 31, 2021.

Other (expense) income, net. Other (expense) income, net, was $5.2 million for the year ended December 31, 2022, compared to ($2.1) million for the year ended December 31, 2021. The difference between periods is primarily due to a nonrecurring $4.2 million mark-to-market gain recognized at year-end 2022 in connection with on a derivative liability initially recognized at the time of the Company’s investment in WDVGE.

Income tax (expense) / benefit (benefit). Income tax (expense) / benefit was ($6.6) million for the year ended December 31, 2022, compared to ($4.0) million for the year ended December 31, 2021. The change in the effective tax rate from 2021 to 2022 is primarily the result of country mix. See Note 14, Income Taxes, to our consolidated financial statements included in Item 18, “Financial Statements,” of this Annual Report.

Net (loss) / income. As a result of the foregoing, net loss was ($36.4) million for the year ended December 31, 2022, compared to ($64.6) million for the year ended December 31, 2021.

Supplemental Segment Operating Income / (Loss) Discussion

	Year ended
	December 31, 2022	December 31, 2021
Reportable Segment(1):
Production Services	$28,717	$(1,858)
Drilling and Evaluation Services	33,473	(1,238)

(1)	See Note 21, Reportable Segments, to our consolidated financial statements included in Item 18, “Financial Statements,” of this Annual Report.

Production Services segment operating income / (loss) was $28.7 million for the year ended December 31, 2022, compared to ($1.9) million for the year ended December 31, 2021. The change in segment operating income / (loss) was largely attributable to incremental revenue growth in 2022 coupled with an easing of the labor and supply chain cost pressures that existed during 2021.

Drilling and Evaluation segment operating income / (loss) was $33.5 million for the year ended December 31, 2022, compared to ($1.2) million for the year ended December 31, 2021. Similar to Production Services, the change in segment operating income / (loss) was largely attributable to incremental revenue growth in 2022 coupled with an easing of the labor and supply chain cost pressures that existed during 2021.

2021 compared to 2020

As a result of the matters disclosed under Correction of Private Warrant Classification Error, Correction of Errors from Overstatement/ (Understatement) of Assets and Liabilities and Correction of Errors in Classification of Selling, General and Administrative Expenses in Note 4, Restatements, to our consolidated financial statements included in Item 18, “Financial Statements,” of this Annual Report, certain balances prior to January 1, 2021, are presented on an as restated basis within this Annual Report.

The following table presents our Consolidated Statements of Operations data for the periods indicated:

	Year ended
Description	December 31, 2021	December 31, 2020

Revenues	$876,729	$834,152
Cost of services	(873,948)	(756,245)
Gross (loss) / profit	2,781	77,907
Selling, general and administrative expenses (excluding Amortization)	(28,071)	(26,812)
Amortization	(18,042)	(15,817)
Operating (loss) / income	(43,332)	35,278
Interest expense, net	(15,174)	(15,879)
Gain/(loss) on Private Warrant Liability	-	557
Other income / (expense), net	(2,073)	9,139
(Loss) / Income before income tax	(60,579)	29,095
Income tax (expense) / benefit	(3,989)	(12,540)
Net (loss) / income	(64,568)	16,555
Net (loss) / income attributable to non-controlling interests	-	-
Net (loss) / income attributable to shareholders	$(64,568)	$16,555

Revenue. Revenue was $876.7 million for the year ended December 31, 2021, compared to $834.2 million for the year ended December 31, 2020.

The table below presents our revenue by segment for the periods indicated:

	Year ended
	December 31, 2021	December 31, 2020 (As restated)
Reportable Segment:
Production Services	$554,097	$557,327
Drilling and Evaluation Services	322,632	276,825
Total revenue	$876,729	$834,152

Production Services revenue was $554.1 million for the year ended December 31, 2021, compared to $557.3 million for the year ended December 31, 2020. The change in revenue (although flat year-on-year) was primarily due to higher activity in Kuwait, which includes the impact of the Action Business Combination, and the full year impact of the SAPESCO Business Combination, mainly in United Arab Emirates, partially offset by decreased hydraulic fracturing stages in Saudi Arabia during transition between hydraulic fracturing contracts.

Drilling and Evaluation Services revenue was $322.6 million for the year ended December 31, 2021, compared to $276.8 million for the year ended December 31, 2020. The change in revenue was primarily due to higher activity in Kuwait which includes the impact of the Action Business Combination, the full year impact of the SAPESCO Business Combination, increased logging activities in Saudi Arabia and Egypt due to additional contract awards, higher slickline service revenue from additional jobs and introduction of new technology, and higher drilling services from increased market share in Saudi Arabia and Algeria.

Cost of services. Cost of services was $873.9 million for the year ended December 31, 2021, compared to $756.2 million for the year ended December 31, 2020. The change in cost of services was primarily due to the following reasons: (1) supplier price inflation mainly on chemicals and consumables brought about by global reactivation of activity after COVID-19 pandemic; (2) increased labor costs due to travel restrictions caused by COVID-19, (3) transition between hydraulic fracturing contracts and reduction in Well Testing Activity in Saudi Arabia; (4) provision for settlement of a customer dispute in Oman and additional provisioning for technologically obsolete inventory also in Oman; and (5) ramp up in costs in anticipation of new projects primarily within Drilling and Evaluation. Many of the costs in the reasons mentioned above are one-off or non-recurring in nature. Cost of services included depreciation expense of $104.1 million and $104.8 million for the year ended December 31, 2021, and the year ended December 31, 2020, respectively.

Gross (loss) / profit. Gross (loss) / profit as a percentage of total revenue was 0.3% and 9.3% for the year ended December 31, 2021, and the year ended December 31, 2020, respectively. The reason for the change is described under “Revenue” and “Cost of services.”

SG&A expenses. SG&A expenses, which represent costs associated with managing and supporting our operations, were $28.1 million for the year ended December 31, 2021, compared to $26.8 million for the year ended December 31, 2020. SG&A was slightly up year-on-year due to ERP system implementation costs and the impact of restricted stock awards with higher grant date fair values than those in the prior period. SG&A as a percentage of total revenue was 3.2% and 3.2% for the year ended December 31, 2021, and the year ended December 31, 2020, respectively.

Amortization expense. Amortization expense was $18.0 million for the year ended December 31, 2021, compared to $15.8 million for the year ended December 31, 2020. Amortization expense is driven mainly by acquired intangible assets resulting from the acquisitions of GES and NPS in 2018, SAPESCO in 2020 and the Action Business Combination in 2021.

Interest expense, net. Interest expense, net, was $15.2 million for the year ended December 31, 2021, compared to $15.9 million for the year ended December 31, 2020. There was no one significant driver of the fluctuation in interest expense during the year ended December 31, 2021, as compared to the year ended December 31, 2020.

Gain/(loss) on warrant liability. Gain/(loss) on warrant liability was $0 (zero) million for the year ended December 31, 2021, as compared to $0.6 million for the year ended December 31, 2020. The difference between periods is attributable to the change in fair value of the Company’s Private Warrants.

Other (expense) income, net. Other (expense) income, net, was ($2.1) million for the year ended December 31, 2021, compared to $9.1 million for the year ended December 31, 2020. The difference between periods is primarily due to a nonrecurring gain recognized on the difference between the value of SAPESCO contingent consideration on the acquisition date as compared to expected settlement value as year-end 2020. See Note 5, Business Combinations, to our consolidated financial statements included in Item 18, “Financial Statements,” of this Annual Report.

Income tax (expense) / benefit. Income tax (expense) / benefit (benefit) was ($4.0) million for the year ended December 31, 2021, compared to ($12.5) million for the year ended December 31, 2020. The change in the effective tax rate from 2020 to 2021 is primarily the result of a decrease of (loss) / income before income tax period-on-period, coupled with a change in mix between countries with higher and lower income tax rates. See Note 14, Income Taxes, to our consolidated financial statements included in Item 18, “Financial Statements,” of this Annual Report.

Net (loss) / income. As a result of the foregoing, net (loss) / income was ($64.6) million for the year ended December 31, 2021, compared to $16.6 million for the year ended December 31, 2020.

Supplemental Segment Operating Income / (Loss) Discussion

	Year ended
	December 31, 2021	December 31, 2020 (As restated)
Reportable Segment(1):
Production Services	$(1,858)	$56,180
Drilling and Evaluation Services	(1,238)	24,295

(1)	See Note 21, Reportable Segments, to our consolidated financial statements included in Item 18, “Financial Statements,” of this Annual Report.

Production Services segment operating (loss) / income was ($1.9) million for the year ended December 31, 2021, compared to $56.2 million for the year ended December 31, 2020. The change in segment operating (loss) / income was attributable to lower revenue coupled with significant labor and supply chain cost pressure.

Drilling and Evaluation segment operating (loss) / income was ($1.2) million for the year ended December 31, 2021, compared to $24.3 million for the year ended December 31, 2020. The change in segment operating (loss) / income was largely attributable to significant labor and supply chain cost pressure in 2021 as compared to 2020.

B. LIQUIDITY AND CAPITAL RESOURCES

Our objective in financing our business is to maintain sufficient liquidity, adequate financial resources and financial flexibility to fund the requirements of our business. We had cash and cash equivalents of $78.9 million as of December 31, 2022, and $205.8 million as of December 31, 2021. Our outstanding borrowings were $535.1 million as of December 31, 2022, and $595.8 million as of December 31, 2021. Current available borrowing capacity totaled $183.9 million as of December 31, 2022. We believe that our cash on hand, cash flows generated from operations, and liquidity available through our credit facilities, including recently drawn facilities, will provide sufficient liquidity to manage our global cash needs. See “Capital Resources” below.

Cash Flows

	(In US$ thousands)
	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020

Cash provided by (used in):
Operating Activities	$92,576	$127,743	$134,453
Investing Activities	(146,708)	(164,536)	(96,437)
Financing Activities	(72,795)	167,544	(36,240)
Effect of exchange rate changes on cash	8	9	35
Net change in cash and cash equivalents	$(126,919)	$130,760	$1,811

Operating Activities

Cash flows provided by operating activities were $92.6 million for the year ended December 31, 2022, compared to cash flows provided by operating activities of $127.7 million for the year ended December 31, 2021. Cash flows from operating activities fluctuated by $35.2 million in the year ended December 31, 2022, compared to year ended December 31, 2021, primarily due to a significant decrease in cash collections offset partially by improved net income year-on-year.

Investing Activities

Cash flows used in investing activities were $146.7 million for the year ended December 31, 2022, compared to cash flows used in investing activities of $164.5 million for the year ended December 31, 2021. The difference between periods was primarily due significantly reduced cash spend on acquisitions and other investments, offset partially by higher capital expenditures. Our principal recurring investing activity is the funding of capital expenditures to ensure that we have the appropriate levels and types of machinery and equipment in place to generate revenue from operations.

Financing Activities

Cash flows used in financing activities were $72.8 million for the year ended December 31, 2022, compared to cash flows provided by financing activities of $167.5 million for the year ended December 31, 2021. The shift between 2021 and 2022 is primarily attributable to the 2021 Secured Facilities Agreement which did not reoccur in 2022.

Material Cash Requirements from Contractual Obligations

The table below summarizes the payments due by fiscal year for our material cash requirements from contractual obligations as of December 31, 2022. Certain amounts included in this table are based on our estimates and assumptions about these obligations, including their duration, anticipated actions by third parties and other factors. The contractual cash obligations we will actually pay in future periods may vary from those reflected in the table below because the estimates and assumptions are subjective.

Payments Due by Period
		Less than	1 – 3	3 – 5	More than
(In thousands)	Total	1 year	years	years	5 years
Principal payments for long-term debt(1)	$451,942	$53,345	$140,597	$258,000	$-
Principal and interest payments for short-term debt (2)	94,353	94,353	-	-	-
Estimated interest payments for long-term debt (3)	119,561	35,352	55,202	29,007	-
Operating leases (4)	57,328	6,967	10,341	5,539	34,481
Finance leases (5)	2,605	2,402	203	-	-
Seller-provided installment financing for capital expenditures (6)	11,557	11,085	472	-	-
Contractual commitments for capital expenditures (7)	38,432	38,432	-	-	-
Employees’ end of service benefits (8)	45,860	5,232	9,656	9,447	21,525
Total	$821,638	$247,168	$216,471	$301,993	$56,006

(1) Amounts represent the cash payments for the principal amounts related to our long-term debt at December 31, 2022. Amounts for debt do not include any unamortized discounts or deferred issuance costs. Cash payments for interest are excluded from these amounts.

(2) Amounts represent the cash payments for the principal amounts and interest related to our short-term debt at December 31, 2022.

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

(5) Represents gross future minimum payments under finance leases. We enter into finance leases for property, plant, and equipment when the terms of these leases are advantageous to immediate purchase or where other unique business factors exist.

(6) Represents future minimum under agreements to purchase capital assets using seller-provided installment financing.

(7) Contractual commitments for capital expenditures include agreements to purchase property, plant, and equipment that are enforceable and legally binding and specify all significant terms. Our performance is secured by letters of credit, as described in Item 5A, “Off- Balance Sheet Arrangements,” for $26.4 million of this balance.

(8) Amount represents the expected payments of employees’ end of service benefits.

Credit Facilities

As of December 31, 2022, we had the following principal credit facilities and instruments outstanding or available:

2021 Secured Facilities Agreement

On November 4, 2021, the Company entered into a $860 million Secured Facilities Agreement (the “2021 Secured Facilities Agreement”) with Arab Petroleum Investments Corporation (“APICORP”), HSBC Bank Middle East Limited (“HSBC”), Mashreqbank PSC and Saudi British Bank acting as initial mandated lead arrangers, HSBC acting as bookrunner and global agent, HSBC and Mashreqbank PSC acting as coordinator, Saudi British Bank and Mashreqbank PSC acting as security agents, and NPS Bahrain for Oil & Gas Wells Services WLL, Gulf Energy SAOC, Energy Oilfield Supplies DMCC and National Petroleum Technology Company as borrowers. Upon consummation of this transaction, the Company settled its existing debt obligations under the 2019 Secured Facilities Agreement. The refinancing was treated as a modification for accounting purposes with only third-party costs charged to the Consolidated Statements of Operations for the year ended December 31, 2021. Deferred debt issuance costs totaling $8.6 million and $10.5 million as of December 31, 2022 and December 31, 2021, respectively, have been assigned ratably to the term, revolving and working capital facilities and will be amortized to interest expense over periods of 6, 4, and 1 year(s), respectively. The amounts are shown as contra liabilities in the accompanying Consolidated Balance Sheets.

The $860 million Secured Facilities Agreement consists of a $430 million term loan due by November 4, 2027 (the “Term Loan” or “Secured Term Loan”), a $80.0 million revolving credit facility due by November 4, 2025 (“RCF” or “Secured Revolving Credit Facility”), and a $350 million working capital facility that renews annually by mutual agreement of the Lenders and the Company. Borrowings under the Term Loan and RCF facilities incur interest at the rate of three-month LIBOR for U.S. dollar denominated borrowings or SIBOR for Saudi Arabia Riyal borrowings plus 2.6% to 3.0% per annum, varying based on the Company’s Net Debt / EBITDA ratio as defined in the 2021 Secured Facilities Agreement. As of December 31, 2022, and December 31, 2021, this resulted in interest rates of 7.64% and 2.96%, respectively, for U.S. dollar denominated borrowings, and interest rates of 8.60% and 3.44%, respectively, for Saudi Arabian Riyal borrowings. No payments were due on the Term Loan until the first quarter of 2023 with final settlement by November 4, 2027. The Term Loan permits prepayment but once repaid, amounts may not be redrawn. As of December 31, 2022, and December 31, 2021, the Company had drawn $430.0 million and $430.0 million, respectively, of the Term Loan, and $10.0 million and $80.0 million, respectively, of the RCF.

The RCF was obtained for general corporate and working capital purposes including capital expenditure related requirements and acquisitions (including transaction related expenses). The RCF requires the payment of a commitment fee each quarter. The commitment fee is computed at the rate of 0.65% per annum based on the average daily amount by which the borrowing base exceeds the outstanding borrowings during each quarter. Under the terms of the RCF, the final settlement is due by November 4, 2025. The Company is permitted to make any prepayment under this RCF in multiples of $5.0 million during this 4-year period up to November 4, 2025. Any unutilized balances from the RCF can be drawn down again during the 4-year tenure at the same terms. As of December 31, 2022, and December 31, 2021, the Company had $70.0 million and $0.0 million, respectively, available to be drawn under the RCF.

The 2021 Secured Facilities Agreement also includes a working capital facility of $350 million and $350 million as of December 31, 2022, and December 31, 2021, respectively, for issuance of letters of guarantee, letters of credit and refinancing letters of credit into debt over a period of no more than two years, which carries an interest rate equal to three-month LIBOR for U.S. dollar denominated borrowings or SIBOR for Saudi Arabia Riyal borrowings, for the applicable interest period, plus a margin of 1.25% to 1.5% per annum. As of December 31, 2022, and December 31, 2021, the Company had utilized $252.9 million and $223.1 million, respectively, under this working capital facility and the balance of $97.1 million and $126.9 million, respectively, was available to the Company.

The Company has also retained legacy bilateral working capital facilities from HSBC totaling $10.6 million and $18.6 million at December 31, 2022 and December 31, 2021, respectively, in Qatar ($10.3 million at December 31, 2022, $10.3 million at December 31, 2021), in the UAE ($0.2 million at December 31, 2022, and $8.2 million at December 31, 2021) and in Kuwait ($0.1 million at December 31, 2022 and $0.1 million at December 31, 2021). As of December 31, 2022, and December 31, 2021, the Company had utilized $4.7 million and $11.7 million, respectively, under this working capital facility and the balance of $5.9 million and $6.9 million, respectively, was available to the Company.

Utilization of the working capital facilities under both the legacy HSBC arrangement and 2021 Secured Facilities Agreement comprises letters of credit issued to vendors, guarantees issued to customers, vendors, and others, and short-term borrowings used to settle letters of credit. Once a letter of credit is presented for payment by the vendor, the Company at its election can settle the letter of credit from available cash or leverage short-term borrowings available under both the legacy HSBC arrangement and 2021 Secured Facilities Agreement that will be repaid quarterly over a period of up to two years. Until a letter of credit is presented for payment by the vendor, it is disclosed as an off-balance sheet obligation. For additional discussion of outstanding letters of credit and guarantees, see Note 15, Commitments and Contingencies.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform, which provides temporary optional guidance to companies impacted by the transition away from the London Interbank Offered Rate (“LIBOR”). The guidance provides certain expedients and exceptions to applying GAAP in order to lessen the potential accounting burden when contracts, hedging relationships, and other transactions that reference LIBOR as a benchmark rate are modified. The transition from LIBOR is not expected to have a material impact on the Company’s financial statements for future reporting periods.

Subsequent to December 31, 2022, the Company entered into an amendment to its Secured Facilities Agreement replacing LIBOR with the second overnight financing rate (“SOFR”) as the interest rate benchmark.

The 2021 Secured Facilities Agreement includes covenants that specify maximum leverage (Net Debt / EBITDA) up to 3.50, minimum debt service coverage ratio (Cash Flow / Debt Service) of at least 1.25, and interest coverage (EBITDA / Interest) of at least 4.00. Since April 30, 2022 to the date of this filing, the Company has received waivers from its lenders related to compliance with certain financial and nonfinancial covenants. The Company expects to regain compliance with these covenants upon filing of this Annual Report on Form 20-F.

CIB Short-Term Debt

The Commercial International Bank Short-Term Debt facilities (collectively, “CIB Short-Term Debt”) include a $1.5 million U.S. Dollar time loan facility, a E£2 million Egyptian Pound time loan facility, and a E£10 million Egyptian pound time loan overdraft facility, and $8.8 million U.S. dollars in letters of guarantee. Each CIB Short-Term Debt borrowing matures three months from the date of borrowing. There was no balance outstanding for the CIB Short-Term Debt as of December 31, 2022, or 2021.

The U.S. Dollar time loan facility accrues interest at 2.25% per annum over 3 months LIBOR plus 50 basis points per annum of the Highest Monthly Debit Balance (“HMDB”) commission. The Egyptian Pound time loan and overdraft facilities accrue interest at 0.75% per annum over the Central Bank of Egypt’s Corridor Offer Rate plus 50 basis points per annum HMDB commission.

As of December 31, 2022, and December 31, 2021, the CIB Short-Term Debt resulted in an interest rate of 0% and 2.3%, respectively, for U.S. Dollar denominated balances, and 0% and 10.0%, respectively, for Egyptian Pound denominated balances. As of December 31, 2022, the Company had utilized $0 (zero) million of the U.S. Dollar time loan facility, E£0 (zero) million of the Egyptian Pound time loan facility, and E£0 (zero) million of the Egyptian pound time loan overdraft facility, and $4.4 million in letters of guarantee, with the balances of $1.5 million, E£2 million, E£10 million, and $4.4 million, respectively, available to the Company. As of December 31, 2021, the Company had utilized $0 (zero) million of the U.S. Dollar time loan facility, E£0 (zero) million of the Egyptian Pound time loan facility, and E£0 (zero) million of the Egyptian pound time loan overdraft facility, and $6.4 million in letters of guarantee, with the balances of $1.5 million, E£2.0 million, E£10 million, and $5.1 million (of $11.5 million), respectively, available to the Company.

Off-Balance Sheet Arrangements

Letters of Credit

The Company had outstanding letters of credit amounting to $26.4 million and $40.1 million as of December 31, 2022 and December 31, 2021, respectively.

Guarantee Agreements

In the normal course of business with customers, vendors and others, the Company has entered into off-balance sheet arrangements, such as surety bonds for performance, and other bank issued guarantees which totaled $132.4 million and $105.6 million as of December 31, 2022, and December 31, 2021, respectively. The Company has also entered into cash margin guarantees totaling $3.6 million and $4.4 million at December 31, 2022, and December 31, 2021, respectively. A liability is accrued when a loss is both probable and can be reasonably estimated. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on the Company’s consolidated financial statements.

Capital Resources

For the foreseeable future, we believe cash on hand, cash flows from operating activities and available credit facilities, including those of our subsidiaries, will provide us with sufficient capital resources and liquidity to manage our working capital needs, meet contractual obligations, fund capital expenditures, and support the development of our short-term operating strategies.

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

Shelf registration statement. The Company does not have any effective shelf registration statements as of December 31, 2022.

Nasdaq Delisting. Effective April 28, 2023, Nasdaq delisted the Company’s ordinary shares and warrants. The delisting of the ordinary shares and warrants will likely affect the liquidity of such securities and could inhibit or restrict our ability to raise additional financing, among other things. Although the Company will pursue the listing and relisting of the ordinary shares and the warrants on one of the public OTC Markets and Nasdaq as soon as practicable through the normal application process, there can be no assurance that the Company’s securities will be listed on a public OTC Market or re-listed on Nasdaq or that a future market for the Company’s securities will develop.

Capital Expenditure Commitments

The Company was committed to incur capital expenditures of $38.4 million and $36.7 million at December 31, 2022 and 2021, respectively. Substantially all of the commitments outstanding as of December 31, 2022, are expected to be settled during 2023.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We own and control a variety of intellectual property, including but not limited to proprietary information and software tools and applications that, in the aggregate, are material to our business. No individual instance of intellectual property is material to the Company. To date, the Company has not made significant expenditures on research and development activities aside from strategic investments and partnerships with companies to expand the ESG Impact and Drilling & Evaluation portfolios. Additionally, in early 2023, the Company opened NORI in Saudi Arabia’s DTV. We expect that the NORI facility, located in the heart of Saudi Arabia’s industrial research, technology and academic hub, will enhance NESR’s ability to drive energy sector research & innovation across the MENA region.

D. TREND INFORMATION

Global E&P Trends and Oil Prices

See “– Global E&P Trends and Oil Prices” included in Item 5A, “Operating Results”.

E. CRITICAL ACCOUNTING ESTIMATES

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

Goodwill

Goodwill is the excess cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. Goodwill is evaluated for impairment on an annual basis as of October 1, or more frequently if circumstances indicate an impairment may exist at the reporting unit level. When performing the annual impairment test we have the option of first performing a qualitative assessment to determine the existence of events and circumstances that would lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If such a conclusion is reached, we would then be required to perform a quantitative impairment assessment of goodwill. A quantitative assessment for the determination of impairment is made by comparing the carrying amount of each reporting unit with its fair value. Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions and typically requires analysis of discounted cash flows and other market information, such as trading multiples, and comparable transactions. Cash flow analysis requires judgment regarding many factors, such as management’s projections of future cash flows, weighted-average cost of capital, and long-term growth rates. Market information requires judgmental selection of relevant market comparables. We assess the valuation methodology based upon the relevance and availability of the data at the time the valuation is performed. Our estimates are based upon assumptions believed to be reasonable but which are inherently uncertain, and actual results may differ from those assumed in our analysis. The determination of whether goodwill is impaired involves a significant level of judgment in these assumptions, and changes in our forecasts, business strategy, government regulations, or economic or market conditions could significantly impact these judgments, potentially decreasing the fair value of one or more reporting units. Any resulting impairment charges could have a material impact on our results of operations.

The Company estimated that the aggregate fair value of its two reporting units as of October 1, 2022, its most recent annual goodwill impairment test date, was $1.6 billion. The Company’s market capitalization as of October 1, 2022, was $558.4 million based on an October 1, 2022, share price of $5.94 and 94,012,752 common shares outstanding. It is the Company’s opinion that the share price was not representative of the implied fair value as of October 1, 2022, due to control premium, the Company’s strong operational performance in comparison to the prevailing trends in oil prices and the financial performance of industry peers, and non-public information of which management is privy but is not reflected in the share price. In determining the control premium, management has considered current and historical industry transactions prior to valuation.

Intangible assets

Our intangible assets with finite lives consist of customer contracts, trademarks and trade names primarily acquired in connection with the Business Combinations. The cost of intangible assets with finite lives is amortized over the estimated period of economic benefit, ranging from eight to ten years. Asset lives are adjusted whenever there is a change in the estimated period of economic benefit. No residual value has been assigned to these intangible assets.

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

Income taxes

Income tax (expense) / benefit represents the sum of current tax and deferred tax. Interest and penalties relating to income tax are also included in the income tax (expense) / benefit. Income tax is recognized in the statements of operations, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the related tax is recognized in other comprehensive income or directly in equity. Current tax is based on the taxable profit for the period. Taxable profit differs from net profit as reported in the statements of operations because it is determined in accordance with the rules established by the applicable taxation authorities. It therefore excludes items of income or expense that are taxable or deductible in other periods as well as items that are never taxable or deductible. Our liability for current tax is calculated using tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

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

The computation of our income tax (expense) / benefit and liability involves the interpretation of applicable tax laws and regulations in many jurisdictions throughout the world. The resolution of tax positions taken by us, through negotiations with relevant tax authorities or through litigation, can take several years to complete and in some cases it is difficult to predict the ultimate outcome. Therefore, judgment is required to determine provisions for income taxes. In addition, we have carry-forward tax losses and tax credits in certain taxing jurisdictions that are available to offset against future taxable profit. However, deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available against which the unused tax losses or tax credits can be utilized. Management judgment is exercised in assessing whether this is the case and estimates are required to be made of the amount of future taxable profits that will be available.

Recently Issued Accounting Pronouncements

Please refer to Note 3 to our consolidated financial statements included in Item 18, “Financial Statements,” of this Annual Report, for a discussion of recent accounting pronouncements and their anticipated impact.

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

Name	Age(1)	Position
Sherif Foda	53	Executive Chairman of the Board and Chief Executive Officer
Stefan Angeli	63	Chief Financial Officer
Dhiraj Dudeja	46	Chief Commercial Officer

(1)	As of December 31, 2022.

Sherif Foda has served as the Chairman and Chief Executive Officer of NESR since inception. He started the company in 2017 as a SPAC to create the first and largest energy services company from the MENA region publicly listed on the Nasdaq. He has more than 25 years of professional experience in the Energy industry working primarily in his earlier career for Schlumberger Limited (NYSE: SLB) around the world, particularly in the Middle East, Europe and the US. He served as Senior Advisor to the Chairman of SLB, an officer and President of the Production Group, the President of Europe and Africa, Vice President, and Managing Director of the Arabian market, President of well intervention worldwide, Vice President of Europe, Caspian and Africa, and Managing Director of Oman among other roles. He started his career in 1993 with SLB, working on the offshore fields in the Red Sea, then transferred to Germany and Europe before getting to multiple senior level positions. Prior to working in the oil and gas industry, he worked in the information technology and computer industry for two years after graduating from Ain Shams University in Cairo with double majors in Electronics Engineering and Automatic control. He attended various executive courses at HBS, Oxford and IMD and is a usual speaker in multiple forums. Mr. Foda used to serve as a board member of Energy Recovery, Inc. (Nasdaq: ERII), a technology company based in California and the Board of Trustees of Awty International School in Houston. He currently serves as the Chairman of the board of WDVG Engineering based in Houston, GLC energy company in London and is a member of the Oxford Energy Policy Club in the UK. He is also a board member for Al Fanar Venture philanthropy in London.

We believe that Mr. Foda is qualified to serve on our Board of Directors because of his extensive experience in the oil and gas industry, including approximately 25 years with Schlumberger and his extensive oil field services industry experience throughout the MENA region and globally as an executive and board member.

Stefan Angeli has been the Chief Financial Officer of NESR since February 8, 2022. Previously, Mr. Angeli was CFO for Stratum Reservoir – a private equity portfolio company involved in reservoir characterization, laboratory services and instrumentation for upstream, downstream and the mining sector. Mr. Angeli spent the majority of his career (30 years) at Schlumberger in diverse roles with his last 5 assignments being Group Controller for Integrated Project Management, Controller for the Reservoir Production Group, Area Controller for Latin America Oilfield Services, and Controller for Schlumberger Information Systems & Well Completion and Productivity Business Segments. During his career, Mr. Angeli has been based in Sydney, Singapore, Jakarta, Aberdeen, Luanda, London, Rio De Janeiro and Houston. He earned a Bachelor of Economics Degree majoring in Economics and Accounting from the University of Sydney and then qualified as a chartered accountant.

Dhiraj Dudeja is the Chief Commercial Officer for NESR and leads the Merger and Acquisitions as well as Sales and Marketing functions at NESR and has more than 25 years of professional experience in the oil and gas industry. In his career, Mr. Dudeja has worked across a diverse group of roles and geographies with significant experience in executive management, operations, sales and marketing, mergers and acquisitions, venture capital, capital markets, investor relations, technology development, and personnel functions. His career has allowed him to work in various regions across the globe specifically South Asia, Southeast Asia, Middle East and Europe, and now in the U.S. where he has been with NESR since its inception in this role. As the first employee of NESR, Mr. Dudeja has been intimately involved with every aspect of the growth of the Company and in addition to his day-to-day role is heavily focused on all the growth and strategic initiatives including any technology or business partnerships and investments. Previously he also co-founded two startups in the education analytics field in India and the U.S., one of which he actively led from 2012 to 2014 as Chief Operating Officer. Mr. Dudeja also presently serves on the board of ICE Thermal Harvesting, an ESG focused geothermal energy company, Kinetic Upstream Technologies, an innovator developer of drilling automation systems and WDVG Engineering, a premier petroleum engineering firm. Mr. Dudeja is also a founding supporter of The Nudge Institute, an action institute that works with governments, markets, and civil society to build resilient livelihoods for all in India. Mr. Dudeja graduated from the Indian Institute of Technology, Delhi (IIT-Delhi) and holds a Bachelor of Technology degree in Electrical Engineering with a minor in Management Studies.

Board of Directors

The Company’s Class I Directors were most recently ratified by the shareholders at the Company’s 2020 annual general meeting whereas Class II directors were most recently ratified by the shareholders at the Company’s 2021 annual general meeting. The Company did not hold an annual general meeting in 2022 or 2023 due to the ongoing activities associated with the matters disclosed under Correction of Private Warrant Classification Error, Correction of Errors from Overstatement/ (Understatement) of Assets and Liabilities and Correction of Errors in Classification of Selling, General and Administrative Expenses in Note 4, Restatements, to our consolidated financial statements included in Item 18, “Financial Statements,” of this Annual Report). Under the Company’s Memorandum and Articles of Association, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the second annual general meeting following their election. The Company expects that Class I Director seats will next be up for election at the 2024 annual general meeting, which will be the second AGM following their election. Search efforts are currently underway to add additional independent directors to the Company’s Board including female and minority representation. Set forth below are the names, ages and positions of each of the individuals who currently serve or served during 2022 as directors of NESR:

Name	Age (4)	Class	Position
Antonio J. Campo Mejia	65	I	Lead Independent Director
Yousef Al Nowais(1)	68	II	Independent Director
Andrew Waite(2)	61	I	Independent Director
Thomas D. Wood	66	II	Independent Director
Hala Zeibak(3)	41	I	Independent Director
Sherif Foda	53	II	Executive Chairman of the Board and Chief Executive Officer

(1) Al Nowais Investments LLC (“ANI”) is entitled, pursuant to a Relationship Agreement dated June 6, 2018, to nominate one director to the Board of Directors for so long as it or its affiliates hold at least 50% of the NESR ordinary shares acquired pursuant to the Business Combination. Mr. Al Nowais represents ANI on the Board.

(2) SCF-VIII, L.P. (“SCF-VIII”) is entitled, pursuant to a Voting Agreement dated June 6, 2018, to nominate one director to the Board of Directors for so long as it or its affiliates hold at least 60% of the NESR ordinary shares acquired pursuant to the Business Combination. Mr. Waite represents SCF-VIII on the Board. Prior to restructuring during 2020, these shares held by SCF-VIII were held by SV3 Holdings, Pte Ltd.

(3) Olayan Saudi Holding Company (“Olayan”) is entitled to nominate one director to the Board of Directors for so long as it and its affiliates collectively hold at least 6,879,225 NESR ordinary shares. Ms. Zeibak subsequently resigned from the Board of Directors during the third quarter of 2023 and as of the date of this document, no successor has been appointed by Olayan.

(4) Age as of December 31, 2022.

Information regarding the business experience of each director is provided below. There are no family relationships among NESR’s executive officers and directors.

Class I Directors

Antonio J. Campo Mejia has been an independent director of the Company since May 12, 2017, and is the Lead Director of the Board. Mr. Campo Mejia has been a non-executive director of the Supervisory Board of Fugro N.V. (Euronext: FUR), a company providing geotechnical, survey, subsea and geosciences services since 2014 and Vice-Chairman of Basin Holdings, a global holding company focused on providing products and services to energy and industrial customers since 2012. From 2012 to 2013, Mr. Campo Mejia served as non-executive director at Integra Group, an oilfield services company, mainly active in Russia and the Commonwealth of Independent States and served as its Chief Executive Officer from 2009 to 2012. Mr. Campo Mejia also served as non-executive director at Basin Supply LP, Basin Tools LP and Basin Energy Services LP from 2009 to 2014. Prior to that, Mr. Campo Mejia spent 28 years of his professional career at Schlumberger, one of the world’s leading oilfield services companies, in a multitude of senior management positions in different parts of the world. In his various roles with Schlumberger, Mr. Campo Mejia served as the President of Latin America for Oilfield Services and President of Europe & Africa and was the President of Schlumberger’s Integrated Project Management business responsible for the worldwide operations in this service line. Prior to that, Mr. Campo Mejia served as Director of Personnel for the Reservoir Management Group in Houston, Texas and Vice President of Oilfield Services Latin America South, managing a full range of services in the region. In his career prior to 1997, Mr. Campo Mejia held a number of senior management and technical positions in Schlumberger’s wireline business. Mr. Campo Mejia received his bachelor’s degree in Electronic Engineering from Pontificia Universidad Javeriana in 1980.

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

Andrew Waite was elected to the Board as of June 6, 2018, and is an independent director. Mr. Waite is Managing Partner of SCF Partners, Inc., the ultimate general partner of SCF-VIII, L.P., and has been an officer of that company since October 1995. He was previously Vice President of Simmons & Company International, where he served from August 1993 to September 1995. From 1984 to 1991, Mr. Waite held a number of engineering and project management positions with Royal Dutch / Shell Group, an integrated energy company. Mr. Waite currently serves on the board of directors of Nine Energy Service, Inc. (NYSE: NINE), a position he has held since February 2013. Mr. Waite previously served on the board of directors of Complete Production Services, Inc., a provider of specialized oil and gas completion and production services, from 2007 to 2009, Hornbeck Offshore Services, Inc., a provider of marine services to the energy sector and military customers, from 2000 to 2006, Oil States International, Inc., a diversified oilfield services and equipment company, from August 1995 through April 2006, Atlantic Navigation Holdings (Singapore) Limited (SGX: 5UL), a provider of marine logistic, ship repair, fabrication, and other marine services, from January 2016 to December 2018 and Forum Energy Technologies, Inc. (NYSE: FET), a provider of value added solutions and products to the energy industry, from 2010 to 2021. Mr. Waite received a Bachelor of Science degree in Civil Engineering from Loughborough University, a Master of Science in Environmental Engineering Science from California Institute of Technology, and an M.B.A., with high distinction, from Harvard Business School.

We believe that Mr. Waite is qualified to serve on our Board of Directors because of his extensive public company experience in the energy sector, in particular in the oilfield services industry, and his experience in identifying strategic growth trends in the energy industry and evaluating potential transactions.

Class II Directors

Sherif Foda’s biographical information is set forth above.

Yousef Al Nowais was nominated by our Nominating and Governance Committee and Board of Directors on November 9, 2019, to serve as a Class II Director. He serves as the Chairman and Managing Director of Arab Development (“ARDECO”), a company he founded in his home city of Abu Dhabi, the United Arab Emirates. ARDECO is a large, diversified business and a leading player in the oil and gas and petrochemical sectors as well as power generation and distribution and other engineering and infrastructure project services. He served as the Co-Chairman of Al Nowais Investments LLC, a leading investment company based in Abu Dhabi with local and international holdings in a broad range of strategic investments and actively managed subsidiaries. Prior to founding ARDECO, Mr. Al Nowais joined Abu Dhabi National Oil Company (“ADNOC”) after graduating from the University of Arizona in 1979 and held many senior positions in the ADNOC group, including Finance Director and Managing Director of ADNOC’s subsidiary FERTIL. From 2007-2013, Mr. Al Nowais served as Managing Director of Al Maabar International, a leading UAE organization investing internationally in real estate projects in the MENA region, which was formed as a joint venture between Al Dar Properties, Mubadala, Al Qudra Holdings, Reem Investment and Reem International.

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

B. COMPENSATION

Senior Management

Members of our senior management receive compensation for the services they provide. The cash compensation for each member of senior management has been comprised of base salary, annual cash incentive (bonus), and historically long-term equity incentive, restricted stock units (“RSUs”) issued pursuant to our 2018 Long Term Incentive Plan (the “LTIP”). Since March of 2021, the Company has not granted RSUs to any member of Senior Management pending conclusion of the matters disclosed under Correction of Private Warrant Classification Error, Correction of Errors from Overstatement/ (Understatement) of Assets and Liabilities and Correction of Errors in Classification of Selling, General and Administrative Expenses in Note 4, Restatements, to our consolidated financial statements included in Item 18, “Financial Statements,” of this Annual Report). During the year ended December 31, 2022, the aggregate cash compensation paid to all current members of Houston, Texas-based senior management as a group was $1.8 million. The grant date fair value of LTIP grants to all current members of senior management totaled $0 (zero) million. Sherif Foda in his capacity as CEO waived receiving stock awards from 2018 to 2023 in order to increase the number of shares available to grant to a broader pool of employees. Additionally, Mr. Foda waived his cash bonus for 2021 and 2022.

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

All non-employee Directors receive an annual retainer of $50,000, paid in quarterly installments, and pro-rated for any partial year of service. In addition, the chairs of the Compensation and Nominating and Governance Committees receive an additional $15,000 annual retainer and the chair of the Audit Committee receives an additional annual retainer of $20,000, paid in quarterly installments, and pro-rated for any partial years of service. As of December 31, 2022, the Company has unpaid 2022 Director cash compensation of $125,000 which is expected to be settled in 2024. All non-employee Directors are to receive an annual equity award with a grant date fair value of approximately $100,000, consisting of restricted shares that vest over one year. The actual number of restricted shares issued is calculated by dividing $100,000 by the closing price of our common stock on the OTC Markets exchange on the date of grant. All shares are awarded under the LTIP and follow all the terms and conditions of the LTIP.

Non-employee Directors are permitted to waive Director’s fees.

Director Compensation

The following table provides information on the compensation earned, paid or awarded to our current Directors for the year ended December 31, 2022.

	Fees Earned or	Stock
Name	Paid in Cash	Awards	Total
	($)	($)	($)
Antonio Campo Mejia	65,000	100,000	165,000
Yousef Al Nowais(1)	50,000	-	50,000
Andrew Waite	70,000	100,000	170,000
Thomas D. Wood	65,000	100,000	165,000
Hala Zeibek(1)	-	-	-
Sherif Foda(2)	-	-	-

(1)	Mr. Al Nowais and Ms. Zeibak both waived their 2022 compensation.
(2)	Members of our Board of Directors who are also our employees or employees of our subsidiaries or non-independent directors do not receive any compensation including any cash or stock grants for their service on our Board of Directors.

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

The Company has established a strong culture of stock awards to all its top performers. The plan includes all employees at all levels. The program is designed to award up to 200% of the annual salary as LTIP awards for achieving certain stretch goals and incentivizes key employees to contribute and excel. The 200% annual salary cap is applicable to all employees equally and includes the Chief Executive Officer, Chief Financial Officer and the senior executive officers of the Company. As mentioned earlier, the Chief Executive Officer waived his LTIP compensation from 2018 to 2023 to increase the pool of awards to a wider range of employees.

During the year ended December 31, 2022, the Company awarded 1,011,040 RSUs under the LTIP at a value of $8.9 million. The RSUs were allocated to the recipients at a weighted average grant date fair value of $8.76 per share and, with limited exceptions, vest ratably on an annual basis over a 3-year period (1/3 of the shares vest at the anniversary of the grant date) for employees and over a 1-year period for members of our Board of Directors. Expense related to share-based compensation of $9.3 million, $9.8 million, and $7.8 million was recorded in the Consolidated Statements of Operations in the years ended December 31, 2022, 2021, and 2020, respectively. At December 31, 2022 and 2021, the Company had unrecognized compensation expense of $12.4 million and $14.0 million, respectively, related to unvested RSUs to be recognized on a straight-line basis over a weighted average remaining period of 1.72 years and 1.99 years, respectively.

Benefit Plans and Programs

The Company provides welfare and other benefit programs made, as consistent with local custom in each country in which it operates, generally including medical, dental and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance, and life insurance.

The Company provides a defined benefit plan of severance pay to eligible employees. Accruals for these end-of-service indemnities totaled $28.3 million and $27.4 million as of December 31, 2022, and 2021, respectively. The severance pay plan provides for a lump sum payment to employees on separation (retirement, resignation, death while in employment or on termination of employment) of an amount based upon the employees last drawn salary and length of service, subject to the completion of minimum service period (1-2 years) and taking into account the provisions of local applicable law or as per applicable employee contracts. The Company records annual amounts relating to these long-term employee benefits based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, assumed rates of return, compensation increases and turnover rates. The Company reviews its assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is appropriate to do so. The effect of modifications to those assumptions is recorded in the Consolidated Statements of Operations. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions. The net periodic costs are recognized as employees render the services necessary to earn these benefits.

The Company provides a defined contribution retirement plan and occupational hazard insurance for Omani employees. Contributions to a defined contribution retirement plan and occupational hazard insurance for Omani employees in accordance with the Omani Social Insurances Law are recognized as an expense in the Consolidated Statements of Operations as incurred.

We have established an annual bonus plan for key employees whose decisions, activities and performance have a significant impact on business results. Target bonus levels are determined on an individual basis and take into account individual performance, competitive pay practices and external market conditions. Entitlement to bonus payments is based largely on the achievement of our Company’s targets for the annual period.

C. BOARD PRACTICES

See Item 10B, “Memorandum and Articles of Association—Voting Rights—Appointment and Removal of Directors” for a detailed description regarding the appointment and removal of our Board of Directors.

As of December 31, 2022, the Board of Directors consisted of six directors. This included the four NESR directors existing prior to our acquisition of NPS and GES, Sherif Foda, Thomas Wood, Antonio J. Campo Mejia, and Hala Zeibak, and two additional directors, Yousef Al Nowais, and Andrew L. Waite. See Item 6A, “Directors and Senior Management” for more information about our current senior management and Board of Directors.

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

Audit Committee

We have established an Audit Committee of the Board of Directors. Our Audit Committee currently consists of Mr. Waite, Mr. Campo Mejia and Mr. Wood, with Mr. Waite serving as the chairman of the Audit Committee. Under applicable SEC rules, subject to certain exceptions, we are required to have three members of the Audit Committee, all of whom must be independent. Our Board of Directors has determined that Mr. Waite, Mr. Campo Mejia and Mr. Wood are each independent under applicable SEC rules.

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

On March 11, 2022, the Board formed a subcommittee of its Audit Committee, consisting of independent directors Mr. Waite and Mr. Campo, to serve as an independent committee (the “Subcommittee”) to understand and address the causes of the matters described in “Item 15. Controls and Procedures” and under Correction of Private Warrant Classification Error, Correction of Errors from Overstatement/ (Understatement) of Assets and Liabilities and Correction of Errors in Classification of Selling, General and Administrative Expenses in Note 4, Restatements, to our consolidated financial statements included in Item 18, “Financial Statements,” of this Annual Report.

Compensation Committee

The Board of Directors has formed a Compensation Committee of the Board of Directors. During 2022, the members of our Compensation Committee were Mr. Campo Mejia, Ms. Zeibak and Mr. Wood, with Mr. Wood serving as the chairman of the Compensation Committee. We have adopted a Compensation Committee charter, which details the principal functions of the Compensation Committee, including:

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

The charter also provides that the Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the Compensation Committee will consider the independence of each such adviser, including the factors required by the SEC.

Nominating and Governance Committee

Our Nominating and Governance Committee consists of Mr. Waite, Mr. Campo Mejia and Mr. Wood, with Mr. Campo Mejia serving as the chairman of the Nominating and Governance Committee. The Nominating and Governance Committee is responsible for monitoring compliance with good corporate governance standards and overseeing the selection of persons to be nominated to serve on our Board of Directors. The Nominating and Governance Committee considers persons identified by its members, management, shareholders, investment bankers and others. The guidelines for selecting nominees, which are specified in our Nominating and Governance Committee charter, generally provide that persons to be nominated:

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

D. EMPLOYEES

As of December 31, 2022, 2021, and 2020, we employed 5,968, 5,623, and 5,581 employees and contractors, respectively, from over 60 different nationalities.

Our employees are at the forefront of our strategy. We believe that our future success depends on our ability to attract, retain and motivate qualified personnel. NESR places great importance on building and maintaining a highly motivated and skilled workforce by identifying and developing key skills, experience and knowledge and applying this talent set to job specific requirements.

Our team of experienced professionals is dedicated to providing safe and outstanding service to ensure customer satisfaction in all areas of operation. Extensive training is provided to our employees and is split between on-the job training, online training and classroom training. We also have a career development plan covering key competencies and skills required for employees to advance both their seniority level and career within the company.

The Company has no history of prolonged labor disputes or work stoppages and thus believes that relations with employees are good.

With the exception of certain of our employees in Oman, none of our employees are currently represented by unions or covered by collective bargaining agreements.

E. SHARE OWNERSHIP

The table below shows the number and percentage of our outstanding ordinary shares beneficially owned by each of our directors and executive officers and all of our directors and executive officers as a group as of September 30, 2023.

	Beneficial Interest in Ordinary Shares
Officer and/or Director	Number of shares	Percentage (a)
Sherif Foda (b)	2,965,325	3.12%
Stefan Angeli	-	*
Dhiraj Dudeja	316,033	*
Antonio J. Campo Mejia	726,922	*
Yousef Al Nowais(c)	5,358,396	5.64%
Andrew Waite	42,103	*
Thomas Wood	929,209	*
All officers and directors as a group	10,337,988	10.88%

* less than 1%

(a)	Based on issued and outstanding ordinary shares of 94,996,397 as of September 30, 2023.
(b)	Mr. Foda owns 2,965,325 ordinary shares, inclusive of shares held by NESR Holdings, Ltd., our Sponsor. Mr. Foda has exclusive voting and dispositive power over the ordinary shares held by NESR Holdings Ltd.
(c)	Includes 5,358,396 ordinary shares held by Al Nowais Investments LLC over which Mr. Al Nowais shares dispositive power.

E. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth information as of September 30, 2023, for each shareholder whom we know to beneficially own more than five percent of our outstanding ordinary shares:

	Ordinary Shares Held
Shareholders	Number of shares (in thousands)	Percentage of Ordinary Shares Outstanding(a)
Olayan Saudi Holding Company	17,025	17.92%
Mubbadrah Investment LLC(b)	9,288	9.78%
SCF-VIII, L.P.(c)	7,992	8.41%
Al-Nowais Investments LLC	5,358	5.64%
Encompass Capital Advisors LLC	5,328	5.61%
FMR LLC(d)	4,972	5.23%

(a)	Based on issued and outstanding ordinary shares of 94,996,397 as of September 30, 2023.
(b)	Includes NESR ordinary shares owned by Mubbadrah Investments LLC, Hilal Al Busaidy and Yasser Al Barami.
(c)	SCF-VIII, L.P. (of which SCF GP LLC, an affiliate of SCF Partners, is the indirect beneficial owner) is the direct owner of 7,991,667 ordinary shares.
(d)	Includes NESR ordinary shares owned by FMR LLC and Abigail P. Johnson.

Our major shareholders have no different voting rights from those of the rest of our shareholders.

We are aware of the following significant changes in the percentage ownership held by the foregoing major shareholders over the past three years:

●	NESR SPV, Ltd. ceased to be a more than 5% shareholder of the Company.
●	Encompass Capital Advisors LLC and FMR LLC became more than 5% shareholders of the Company.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

B. RELATED PARTY TRANSACTIONS

See Note 20, Related Party Transactions, to the consolidated financial statements included in Item 18, “Financial Statements,” of this Annual Report.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18, “Financial Statements,” within this Annual Report.

Legal Proceedings

See Note 15, Commitments and Contingencies, to our consolidated financial statements included in Item 18, “Financial Statements,” of this Annual Report.

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

B. SIGNIFICANT CHANGES

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Holders of our ordinary shares and warrants should obtain current market quotations for their securities. Our ordinary shares and warrants were previously listed on Nasdaq under the symbols “NESR” and “NESRW,” respectively. Our ordinary shares and warrants were delisted from Nasdaq effective on April 28, 2023.

As at the date of the filing of this Annual Report, our ordinary shares and warrants are quoted on the OTC Expert Market under the symbols [“NESR”] and [“NESRW”], respectively, on an “unsolicited only” basis. Pursuant to Rule 15c2-11 under the Exchange Act, effective September 26, 2021, companies that do not make current information publicly available under the Exchange Act rules are transitioned to the OTC Expert Market. The trades on the OTC Expert Market are limited primarily to private purchases and sales among sophisticated investors with sufficient investment experience, among others. See “Risk Factors - Our securities were delisted from Nasdaq, which has had and may continue to have a material adverse effect on our business and the trading and price of our securities” for additional information related to the lack of liquidity of our securities.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

As at the date of the filing of this Annual Report, our ordinary shares and warrants are quoted on the OTC Expert Market under the symbols [“NESR”] and [“NESRW”], respectively, on an “unsolicited only” basis.

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

As of December 31, 2022, an aggregate of 94,012,752 million ordinary shares were issued and outstanding. After considering unvested RSUs outstanding as of December 31, 2022, 38,103 shares remain reserved for issuance under the 2018 LTIP. The Company anticipates requesting ordinary shareholder approval of a new long-term incentive plan at the Company’s next annual general meeting. Each of our outstanding ordinary shares entitles its holder to one vote at any general meeting of shareholders. There were no preferred shares issued as of the filing of this Annual Report.

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

General Meeting of Shareholders

A general meeting of the shareholders shall be held annually at such date and time as may be determined by the board of directors unless the board of directors resolve, at their discretion but acting reasonably and with due regard to the interests of the Company and its members, to delay or postpone the date of any general meeting. The most recent annual general meeting was held on June 25, 2021. The Company did not hold an annual general meeting in 2022, nor does it anticipate one being held in 2023, due to the ongoing activities associated with the matters disclosed under Correction of Private Warrant Classification Error, Correction of Errors from Overstatement/ (Understatement) of Assets and Liabilities and Correction of Errors in Classification of Selling, General and Administrative Expenses in Note 4, Restatements, to our consolidated financial statements included in Item 18, “Financial Statements,” of this Annual Report). The Company expects its next annual general meeting will be held in 2024. Each of our ordinary shares entitle the holder of record thereof to attend our general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders, and to exercise voting rights, subject to the provisions of our Charter. Each share entitles the holder to one vote at a general meeting of shareholders. There is no other minimum shareholding required to be able to attend or vote at a general meeting of shareholders.

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

E. TAXATION

NESR is a holding company incorporated in the British Virgin Islands which imposes a zero percent statutory corporate income tax rate on income generated outside of the British Virgin Islands. The Subsidiaries operate in multiple tax jurisdictions throughout the MENA region where statutory tax rates generally vary from 10% to 40%.

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

The following summary does not discuss all aspects of U.S. federal income taxation that may be applicable to U.S. Holders in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including certain former citizens or long-term residents of the United States, insurance companies, banks, other financial institutions, regulated investment companies, securities or foreign currency dealers, tax-exempt organizations, persons holding shares as part of a straddle, hedging, constructive sale, or conversion transaction, persons subject to the foreign tax credit splitting events rules, persons subject to the alternative minimum tax, persons who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation, U.S. Holders having a functional currency other than the U.S. dollar, traders in securities that use the mark-to-market method of accounting, persons owning (directly, indirectly or by attribution) 10% or more of our outstanding share capital or voting stock and persons not holding the shares as capital assets (generally, property held for investment). This discussion also does not address the consequences of the Medicare tax on net investment income or any aspect of state, local or non-U.S. tax law or any other aspect of U.S. federal taxation (e.g., the estate or gift tax) other than income taxation.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends generally will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Pursuant to IRS authority, shares are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on an “over-the-counter” market. However, there can be no assurance that the OTC Expert Market will be treated as an established securities market for these purposes. You are urged to consult your own tax adviser regarding the availability of the lower rate for dividends paid with respect to our shares, including the effects of any change in law after the date of this annual report.

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

Passive Foreign Investment Company

A non-U.S. corporation will be classified as a PFIC for any taxable year if (i) at least 75% of its gross income consists of passive income, (such as dividends, interest, rents, royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person) and gains on the disposition of certain minority interests or (ii) at least 50% of the average value of its assets consist of assets that produce or are held for the production of, passive income. We currently believe that we were not a PFIC for the taxable year ended December 31, 2022, and we do not expect to be classified as a PFIC in the foreseeable future. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our shares and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a U.S. Holder would suffer adverse tax consequences. A U.S. Holder of shares in a PFIC that does not make certain elections would realize ordinary income rather than capital gains on the disposition of shares and may be subject to punitive interest charges with respect to certain dividends and gains and on the sale or other disposition of the shares. Furthermore, dividends paid by a PFIC are not eligible to be treated as qualified dividend income (as discussed above). In addition, if a U.S. Holder holds shares in any year in which we are treated as a PFIC, such U.S. Holder will be subject to additional tax form filing and reporting requirements.

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

J. ANNUAL REPORT TO SECURITY HOLDERS

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

We are exposed to foreign currency risks that arise from normal business operations. These risks include transaction gains and losses associated with transactions denominated in currencies other than a location’s functional currency.

US dollar balances in the United Arab Emirates, Saudi Arabia, Oman, Kuwait and Qatar entities are not considered to represent significant currency risk as the respective currencies in these countries are pegged to either the U.S. dollar or a weighted basket of currencies heavily weighted to the U.S. dollar. Our foreign currency risk arises from the settlement of transactions in currencies other than our functional currency, specifically in Algerian Dinar, Egyptian Pound, Libyan Dinar, and Iraqi Dinar. However, customer contracts in these countries are largely denominated in U.S. dollars. We do not believe that a 10% increase or decrease in the relative value of the U.S. dollar to other currencies would have a material effect on our operating results or financial condition.

Credit Risk

Credit risk is the risk that one party to a financial instrument may fail to discharge an obligation and cause the other party to incur a financial loss. We are exposed to credit risk on our accounts receivable, unbilled revenue, and other receivables and certain other assets (such as bank balances) as reflected in our Consolidated Balance Sheet, with the maximum exposure equaling the carrying amount of these assets in the Consolidated Balance Sheet. We seek to manage our credit risk with respect to banks by only dealing with reputable banks (our cash and cash equivalents are primarily held with banks and financial institution counterparties that are rated A1 to Baa3, based on Moody’s ratings) and with respect to customers by monitoring outstanding receivables and following up on outstanding balances. Management also considers the factors that may influence the credit risk of its customer base, including the default risk of the industry and the country in which our customers operate. We sell our products to a variety of customers, mainly to NOCs in the MENA region.

We have not experienced any material losses related to non-payment of receivables from individual or groups of customers due to loss of creditworthiness during the years ended December 31, 2022, 2021 and 2020. Management believes that we do not have additional credit risk beyond the amounts already provided for credit losses in our accounts receivable.

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

Accounts payable are normally settled within customary terms for the industry. We believe cash on hand, cash flows from operating activities and the available credit facilities will provide us with sufficient capital resources and liquidity to manage our working capital needs, meet contractual obligations, fund capital expenditures, and support the development of our short-term and long-term operating strategies. See “Risk Factors – We might require additional equity or debt financing to fund operations and/or future acquisitions,” “Risk Factors – Our securities were delisted from Nasdaq, which has had and may continue to have a material adverse effect on our business and the trading and price of our securities,” and “Operating and Financial Review and Prospects - Liquidity and capital resources” above.

Market Risk

We are exposed to market risks primarily from changes in interest rates on our borrowings. Borrowings under the Term Loan and RCF facilities incur interest at the rate of three-month LIBOR for U.S. dollar denominated borrowings or SIBOR for Saudi Arabia Riyal borrowings plus 2.6% to 3.0% per annum, varying based on the Company’s Net Debt / EBITDA ratio as defined in the 2021 Secured Facilities Agreement. From 2021 into 2022, as central banks sought to reduce inflationary pressures, interest rates for our 2021 Secured Facilities Agreement increased from 2.96% to 7.64% for U.S. dollar denominated borrowings, and from 3.44% to 8.60% for Saudi Arabian Riyal borrowings. As a consequence, interest expense, net, rose to $34.1 million for the year ended December 31, 2022, compared to $15.2 million for the year ended December 31, 2021.

We do not use derivatives for trading purposes, to generate income or to engage in speculative activity.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. DEBT SECURITIES

Not applicable.

B. WARRANTS AND RIGHTS

As of both December 31, 2022, and December 31, 2021, there were 35,540,380 Public Warrants outstanding. Each Public Warrant entitles the registered holder to purchase one-half of one ordinary share at a price of $5.75 per half share at any time commencing on July 6, 2018 (30 days after the completion of the NPS/GES Business Combination). The Public Warrants must be exercised for whole ordinary shares. The Public Warrants were initially set to expire on June 6, 2023 (five years after the completion of the NPS/GES Business Combination) but were subsequently extended to June 6, 2025, by vote of the Company’s Board of Directors during 2022.

The Company reserves the right to call the Public Warrants at any time prior to exercise with a notice of call in writing to the holders of record of the Warrant, giving at least 30 days’ notice of such call, at any time while the Public Warrants are exercisable, if the last sale price of the Company’s ordinary shares has been at least $21.00 per share on each of 20 trading days within any 30 trading day period (the “30-day trading period”) ending on the third business day prior to the date on which notice of such call is given and if, and only if, there is a current registration statement in effect with respect to the Company’s ordinary shares underlying the Public Warrants commencing five business days prior to the 30-day trading period and continuing each day thereafter until the date of redemption. The call price of the Public Warrants is to be $.01 per warrant. Any Public Warrant either not exercised or tendered back to the Company by the end of the date specified in the notice of call shall be canceled on the books of the Company and have no further value except for the $.01 call price.

From their initial sale in May of 2017 until May of 2020, the Company also had Private Warrants outstanding. The Company’s Private Warrants were distinguished from the Company’s Public Warrants exclusively for their unique cashless exercise and limited redemption features. The Private Warrants retained these features for as long as they were held by our Sponsor, NESR Holdings, Ltd. Periodically between December of 2018 and May of 2020, NESR Holdings, Ltd. sold its Private Warrants, at which time the Company’s Private Warrants were converted into Public Warrants. As of both December 31, 2022, and December 31, 2021, there were no Private Warrants outstanding.

C. OTHER SECURITIES

Not applicable.

D. AMERICAN DEPOSITORY SHARES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have not been any defaults, dividend arrearages, or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that material information required to be disclosed in our reports that we submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required financial disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with a company have been detected. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in rules 13(a)-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended), were not effective as of the end of the period covered by this Annual Report due to material weaknesses in our internal control over financial reporting described below.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of The Treadway Commission. Based on our evaluation under the Internal Control Integrated Framework (2013), our management concluded that our internal control over financial reporting was not effective as of December 31, 2022, due to material weaknesses in our internal control over financial reporting described as follows:

Control Environment

The Company did not design and maintain an effective control environment commensurate with our financial reporting requirements. Our senior management failed to set an appropriate tone at the top sufficient to ensure a culture of compliance with the Company’s accounting, finance and internal control policies, including through:

●	Lack of an effective organizational structure to promote effective internal control:
●	Lack of effective communication protocols to ensure timely escalation and resolving of accounting issues; and
●	Insufficient technical accounting resources with an appropriate level of accounting knowledge, experience and training commensurate with our structure and financial reporting requirements to appropriately analyze, record and disclose accounting matters timely and accurately in accordance with U.S. GAAP.

Control Activities

The material weakness described above contributed to the following additional material weaknesses:

●	The Company’s period-end financial reporting controls, specifically those over account reconciliations, were not effectively designed and implemented to detect potential misstatements and correct identified misstatements to period-end financial statements.
●	The Company did not design and maintain effective controls over certain accounts payable functions. Specifically, we did not maintain effective controls over the creation of purchase orders, the matching of goods of services received against purchase orders, and/or the review of the completeness and accuracy of accounts payable and accrued liabilities.
●	The Company did not design and maintain effective information technology general controls over financial reporting as privileged access users were not appropriately provisioned and inadequate monitoring controls were in place to enforce appropriate system access and segregation of duties.

As discussed under Correction of Private Warrant Classification Error, Correction of Errors from Overstatement/ (Understatement) of Assets and Liabilities and Correction of Errors in Classification of Selling, General and Administrative Expenses in Note 4, Restatements, to our consolidated financial statements included in Item 18, “Financial Statements,” of this Annual Report, these material weaknesses contributed to material errors which resulted in the restatement of our previously issued financial statements. Additionally, each of the material weaknesses described above could result in a misstatement of substantially all of our accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Our independent registered public accounting firm, Grant Thornton Audit and Accounting Limited (Dubai Branch), as auditor of our consolidated financial statements included in this Annual Report on Form 20-F, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2022.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period from July 1, 2021, to January 1, 2022, we implemented a new enterprise resource planning system in several locations. Where appropriate, we have made changes to related internal controls over our financial reporting. Other than the system implementation referenced above, there have been no changes in our internal control over financial reporting during the most recently completed fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Management’s Plan for Remediation, discussed below, has largely been implemented during 2023.

Management’s Plan for Remediation

The Company is committed to ensuring a strong internal control environment and to ensuring that a proper, consistent tone is communicated throughout the organization. To that end, management, with oversight of the Audit Committee of the Board of Directors, has identified and begun to implement steps to remediate the material weaknesses described above. As of the date of this filing, the Company has successfully completed the following remedial steps:

●	Changed the Company’s reporting lines for financial reporting on an interim basis such that the Company’s CFO reports directly to the non-executive members of the Board of Directors as to all financial reporting and accounting matters and will continue to do so at least through 2024, the expected period of the remediation efforts;
●	Engaged a third party to provide an Internal Audit function on an interim basis until such time as the Company develops a sufficient in-house Internal Audit team;
●	Engaged in training throughout the financial and accounting organization, including through a three-day Controllers Conference in May 2023, focused on U.S. GAAP and the specific issues that led to the Company’s restatement;
●	Conducted formal compliance workshops with country management, service line management, the complete supply chain organization, and function heads that reemphasized the location of key Company policies and required certifications that each trainee understood where to find the Company’s policies and understood their content;
●	Enhanced policies and procedures to improve our overall control environment and develop proper monitoring controls around timely evaluation and communication of internal control deficiencies to those parties responsible for taking corrective action, including senior management and the board of directors, as appropriate;
●	Enhanced user access provisioning and monitoring controls to enforce appropriate system access and segregation of duties; and
●	Recruited additional individuals to key positions within our financial reporting, technology, accounting, internal audit and other support functions.

The Company is still in the process of undertaking the following additional steps (and continuing to expand on certain of the steps outlined above) to address the material weaknesses. These include:

●	Evaluating the optimal structure for the financial reporting and accounting functions, considering the decentralized nature of the Company’s operations and the regions in which it operates;
●	Evaluating the quantity and qualifications of employees at all levels of the financial reporting, technology, accounting, internal audit and other support functions, and recruiting additional personnel as needed;
●	Recruiting additional independent Board members to provide additional support to the members of the Audit Committee;
●	Continuous additional training, with a particular focus on the accrual process, U.S. GAAP, and the importance of raising ethics and other concerns, among employees in all regions;
●	Evaluating and redesigning as appropriate the full set of financial controls utilized by the Company; and
●	Improving the completeness and accuracy of underlying data used in the operation of certain controls within the Company’s financial reporting process by working with control preparers and reviewers to enhance documentation and properly identifying control attribute and preparing spreadsheet controls checklist to assist in this process.

We are committed to ensuring that our internal controls over financial reporting are designed and operating effectively. Management believes the efforts taken to date and the planned remediation will improve the effectiveness of our internal control over financial reporting. While these remediation efforts are ongoing, the controls must be operating effectively for a sufficient period of time and be tested by management in order to consider them remediated and conclude that the design is effective to address the risks of material misstatement.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Waite, Chairman of the Audit Committee, is an audit committee financial expert as defined by the SEC. See Item 6A, “Directors and Senior Management” for a description of Mr. Waite’s relevant experience.

ITEM 16B. CODE OF ETHICS

We have a Code of Conduct applicable to our employees, contractors, directors and officers, including our Chief Executive Officer and Chief Financial Officer, that meets the standards and definitions of the SEC. Any changes to, or waiver from, the Code of Conduct will be made only by the Board of Directors, or a committee thereof, and appropriate disclosure will be made promptly on our website at www.nesr.com, in accordance with the rules and regulations of the SEC.

We have posted a copy of our Code of Conduct on our website at www.nesr.com in the Investor Relations section.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Services Provided by and Fees Paid to Grant Thornton Audit and Accounting Limited (Dubai Branch)

In the second quarter of 2023, the Audit Committee appointed Grant Thornton Audit and Accounting Limited (Dubai Branch) (“GT”) as the Company’s independent registered public accounting firm and our principal external auditors, effective immediately, to complete the audits for fiscal years ended December 31, 2022, December 31, 2021, and the re-audit for the fiscal year ended December 31, 2020.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by GT, for the periods indicated (in US$ thousands):

	Year ended
	December 31, 2022	December 31, 2021

Audit fees(a)	$2,450	$3,805
Audit-related fees(b)	85	20
Tax fees(c)	-	-
All other fees(d)	-	-
Total	$2,535	$3,825

(a)	Audit fees represent fees for services provided in connection with the audit of our consolidated financial statements, and audit services provided in connection with regulatory filings.

(b)	Audit-related fees consist of assurance and related services rendered by the principal accountant related to the performance of the audit or review of our consolidated financial statements, which have not been reported under audit fees above.

(c)	Tax fees represent fees for professional services rendered for tax compliance, tax advice and tax planning.

(d)	All other fees include fees for services provided other than the services reported above.

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

Under the policy, the Audit Committee pre-approves all audit services to be provided to the Company, whether provided by the principal auditors or other firms, and all other services (review, attest and non-audit) to be provided to the Company by the independent auditors; provided, however, that de minimis non-audit services may instead be approved in accordance with applicable rules and regulations. All services provided by the principal external auditors for the years ended December 31, 2022, December 31, 2021, and December 31, 2020, were approved by the Audit Committee pursuant to the pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On March 31, 2021, the Audit Committee appointed PricewaterhouseCoopers Limited Partnership Dubai Branch (formerly PricewaterhouseCoopers (Dubai Branch)) (“PwC”) as the Company’s independent registered public accounting firm, effective immediately. Concurrently, the Audit Committee dismissed KPMG Assurance and Consulting Services LLP (“KPMG”) from serving as the Company’s independent registered public accounting firm, effective immediately.

During our fiscal years ended December 31, 2020, and December 31, 2019, and through the date of dismissal, (i) we had no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused it to make reference to the subject matter of such disagreements in its report on our financial statements for such period and (ii) there were no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F. The audit reports of KPMG on our consolidated financial statements for the fiscal years ended December 31, 2020, and December 31, 2019, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s fiscal years ended December 31, 2020, and December 31, 2019, and through the subsequent interim periods through the date of PwC’s engagement, the Company did not consult with PwC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) or a reportable event (as defined in Item 16F(a)(1)(v) of Form 20-F). In selecting PwC as the Company’s new independent registered public accounting firm, the Audit Committee considered all relevant factors, including non-audit services that were provided by PwC to the Company in prior periods.

On March 10, 2022, as a consequence of material errors, primarily related to the completeness of accounts payable and accrued liabilities, the Company concluded and recommended to the Audit Committee that it will restate its consolidated U.S. GAAP financial statements as of and for the fiscal year ended December 31, 2020. These errors resulted in the identification of material weaknesses in internal control over financial reporting.

On June 15, 2022, KPMG was engaged to re-audit the consolidated balance sheets of the Company as of December 31, 2020, and 2019 (Successor Company balance sheets), and the related statements of operations, comprehensive income, shareholders’ equity, and cash flows for the years ended December 31, 2020, December 31, 2019, and the period from June 7, 2018, to December 31, 2018 (Successor Company operations), and for the period from January 1, 2018 to June 6, 2018 with respect to NPS Holdings Limited (Predecessor Company operations). On May 15, 2023, KPMG resigned from its re-audit engagement.

On June 9, 2023, PwC resigned as the Company’s auditors. On July 12, 2023, the Audit Committee engaged GT as the Company’s independent registered public accounting firm, for the audits of the years ended December 31, 2022, and December 31, 2021, and the-reaudit of the year ended December 31, 2020.

During our fiscal years ended December 31, 2022, and December 31, 2021, and through the date of dismissal, (i) we had no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of such disagreements in its report on our financial statements for such period and (ii) other than the restatement and material weaknesses noted above, there were no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F. During their tenure as the Company’s independent registered public accounting firm, PwC did not issue an audit opinion.

During the Company’s two most recent fiscal years and through the subsequent interim periods through the date of GT’s engagement, the Company did not consult with GT regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) or a reportable event (as defined in Item 16F(a)(1)(v) of Form 20-F). In selecting GT as the Company’s new independent registered public accounting firm, the Audit Committee considered all relevant factors.

We provided PwC and KPMG with a copy of the foregoing disclosure and requested that each of PwC and KPMG furnish us with a letter addressed to the SEC stating whether it agrees with the above statements that relate to them, and if not, stating the respects in which it does not agree. We have received the requested letters from PwC and KPMG, copies of which are included as Exhibit 15.1 and Exhibit 15.2, respectively, to this annual report.

ITEM 16G. CORPORATE GOVERNANCE

We are incorporated in the British Virgin Islands and our corporate governance practices are governed by applicable BVI law and our amended and restated memorandum and articles of association. Additionally, because our ordinary shares were listed on the Nasdaq, we were subject to Nasdaq’s corporate governance listing rules (“Nasdaq Listing Rules”). However, Nasdaq Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow the corporate governance practices of its home country in lieu of certain Nasdaq Listing Rules. Nasdaq-listed, foreign private issuers are required to provide a summary of the significant ways in which their corporate governance practices differ from those followed by Nasdaq-listed, U.S. domestic issuers.

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not Applicable.

ITEM 16J. INSIDER TRADING POLICIES

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will be applicable to the Company from the fiscal year ending December 31, 2023.

ITEM 16K. CYBERSECURITY

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16K will be applicable to the Company from the fiscal year ending December 31, 2023.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18, “Financial Statements,” below.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements listed below are filed as part of this Annual Report:

National Energy Services Reunited Corp. and Subsidiaries

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm (PCAOB ID 3211)

Consolidated Statements of Operations

Consolidated Statements of Comprehensive Income

Consolidated Balance Sheets

Consolidated Statements of Shareholders’ Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS

No.	Description of Exhibit

1.1*	Memorandum and Articles of Association, as amended and restated
2.1	Specimen Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1/A (File No. 333-217006) filed on April 25, 2017).
2.2	Specimen Warrant Certificate (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-1/A (File No. 333-217006) filed on April 25, 2017).
2.3	Warrant Agreement, dated May 11, 2017, by and between the Company and Continental Stock Transfer & Trust Company (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on May 17, 2017.
2.4	Consent Agreement, dated November 29, 2018, by and among Mubbadrah Investments LLC, Hilal Al Busaidy, Yasser Said Al Barami and the Company (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-3 (File No. 333-229801) filed on February 22, 2019).
2.5*	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
4.1	Relationship Agreement, dated June 5, 2018, by and between the Company, NESR Holdings Limited and Hana Investments Co. WLL (incorporated herein by reference to Exhibit 10.14 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
4.2	Registration Rights Agreement, dated June 5, 2018, by and between the Company and Hana Investments Co. WLL (incorporated herein by reference to Exhibit 10.15 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
4.3	Relationship Agreement, dated June 6, 2018, by and between the Company and AL Nowais Investments LLC. (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
4.4	Amended and Restated Registration Rights Agreement, dated June 6, 2018, by and among the Company, NESR Holdings Ltd., Al Nowais Investments LLC, and NESR SPV Limited (incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).

No.	Description of Exhibit
4.5	National Energy Services Reunited Corp. 2018 Long Term Incentive Plan (incorporated herein by reference to Annex F to the Company’s Proxy Statement on Schedule 14A (File No. 001-38091) filed on May 8, 2018).
4.6	Voting Agreement, dated June 6, 2018, by and between the Company, NESR Holdings Ltd. and SV3 Holdings PTE LTD (incorporated herein by reference to Exhibit 10.19 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
4.7	Registration Rights Agreement dated June 6, 2018 by and between the Company and SV3 Holdings PTE LTD (incorporated herein by reference to Exhibit 10.20 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
8.1*	Subsidiaries of National Energy Services Reunited Corp.
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.
13.1**	Certificate of Chief Executive Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
13.2**	Certificate of Chief Financial Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
15.1*	Auditor Letter (PwC)
15.2*	Auditor Letter (KPMG)
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

* Filed herewith.

** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NATIONAL ENERGY SERVICES REUNITED CORP.

By:	/s/ Sherif Foda
Name:	Sherif Foda
Title:	Chief Executive Officer
Date:	December 29, 2023

By:	/s/ Stefan Angeli
Name:	Stefan Angeli
Title:	Chief Financial Officer
Date:	December 29, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

National Energy Services Reunited Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of National Energy Services Reunited Corp. (a British Virgin Islands corporation) and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated December 29, 2023, expressed an adverse opinion.

Restatement to Correct 2020 Misstatements

As discussed in Note 4 to the financial statements, the financial statements as of and for the year ended December 31, 2020, have been restated to correct misstatements.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Uncertain tax positions

As set forth in Note 12 to the consolidated financial statements, the Company’s tax filings are subject to regular audit by the tax authorities. These audits could lead to additional tax assessments that are resolved with the tax authorities or, potentially, through the courts. Tax liabilities are recorded based on management’s estimates of additional taxes that will be due upon the conclusion of these audits.

We identified the evaluation of the Company’s uncertain tax position as a critical audit matter due to the significant judgment applied by management in determining these liabilities including a high degree of estimation uncertainty due to the uncertain and complex application of tax regulations, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s estimates.

Our audit procedures related to the uncertain tax positions included the following, among others (i) evaluating management’s process for determining the estimated liabilities for uncertain tax positions, (ii) evaluating the completeness and reasonableness of uncertain tax positions recorded in the consolidated financial statements, and (iii) evaluating positions taken as per the tax assessment issued by relevant tax authorities as of date.

Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of assumptions used by management, including management’s assessment of whether tax positions are more-likely-than-not of being sustained.

/s/ Grant Thornton Audit and Accounting Limited (Dubai Branch)

We have served as the Company’s auditor since 2023.

Dubai, United Arab Emirates

December 29, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

National Energy Services Reunited Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of National Energy Services Reunited Corp. (a British Virgin Islands corporation) and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, because of the effect of material weaknesses described in the following paragraphs on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment.

i.	The Company did not design and maintain an effective control environment.
ii.	The Company’s period-end financial reporting controls, specifically those over account reconciliations, were not effectively designed and implemented to detect potential misstatements and correct identified misstatements to period-end financial statements.
iii.	The Company did not design and maintain effective controls over certain accounts payable functions. Specifically, the Company did not maintain effective controls over the creation of purchase orders, the matching of goods of services received against purchase orders, and/or the review of the completeness and accuracy of accounts payable and accrued liabilities.
iv.	The Company did not design and maintain effective information technology general controls over financial reporting as privileged access users were not appropriately provisioned and inadequate monitoring controls were in place to enforce appropriate system access and segregation of duties.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended December 31, 2022. The material weaknesses identified above were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report dated December 29, 2023, which expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s annual report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Other information

We do not express an opinion or any other form of assurance on management’s statements referring to any corrective actions taken by the Company after the date of management’s assessment.

/s/ Grant Thornton Audit and Accounting Limited (Dubai Branch)

Dubai, United Arab Emirates

December 29, 2023

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In US$ thousands, except share data)

	December 31, 2022	December 31, 2021

Assets
Current assets
Cash and cash equivalents	$78,853	205,772
Accounts receivable, net (Note 7)	148,709	130,415
Unbilled revenue	110,186	108,482
Service inventories (Note 8)	110,521	93,864
Prepaid assets	337	6,040
Retention withholdings	34,268	41,105
Other receivables	38,271	35,251
Other current assets	16,669	6,439
Total current assets	537,814	627,368
Non-current assets
Property, plant and equipment, net (Note 9)	461,061	425,506
Intangible assets, net (Note 10)	102,914	121,616
Goodwill (Note 10)	645,095	645,095
Operating lease right-of-use assets (Note 11)	29,970	-
Other assets	51,473	11,707
Total assets	$1,828,327	$1,831,292

Liabilities and equity
Liabilities
Accounts payable and accrued expenses	353,536	314,569
Current installments of long-term debt (Note 12)	53,352	8,755
Short-term borrowings (Note 12)	89,885	78,319
Income taxes payable (Note 14)	7,262	7,184
Other taxes payable	7,604	5,227
Operating lease liabilities (Note 11)	6,263	-
Other current liabilities	26,166	17,818
Total current liabilities	544,068	431,872

Long-term debt (Note 12)	391,863	508,764
Deferred tax liabilities (Note 14)	-	8,888
Employee benefit liabilities (Note 13)	24,382	23,534
Non-current operating lease liabilities (Note 11)	25,051	-
Other liabilities	40,615	37,200
Total liabilities	1,025,979	1,010,258

Commitments and contingencies (Note 15)	-	-

Equity
Preferred shares, no par value; unlimited shares authorized; none issued and outstanding at December 31, 2022 and December 31, 2021, respectively (Note 17)	-	-
Common stock and additional paid in capital, no par value; unlimited shares authorized; 94,012,752 and 91,366,235 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively (Note 17)	877,299	856,792
Retained (deficit) / earnings	(75,020)	(35,827)
Accumulated other comprehensive income	69	69
Total shareholders’ equity	802,348	821,034
Non-controlling interests	-	-
Total equity	802,348	821,034
Total liabilities and equity	$1,828,327	$1,831,292

The accompanying notes are an integral part of the consolidated financial statements.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except share data and per share amounts)

	Year ended
Description	December 31, 2022	December 31, 2021	December 31, 2020 (Restated, Note 4)

Revenues	$909,517	$876,729	$834,152
Cost of services	(844,039)	(873,948)	(756,245)
Gross profit / (loss)	65,478	2,781	77,907
Selling, general and administrative expenses (excluding Amortization)	(47,530)	(28,071)	(26,812)
Amortization	(18,865)	(18,042)	(15,817)
Operating (loss) / income	(917)	(43,332)	35,278
Interest expense, net	(34,126)	(15,174)	(15,879)
Gain/(loss) on Private Warrant Liability	-	-	557
Other income / (expense), net	5,242	(2,073)	9,139
(Loss) / income before income tax	(29,801)	(60,579)	29,095
Income tax (expense) / benefit	(6,619)	(3,989)	(12,540)
Net (loss) / income	(36,420)	(64,568)	16,555
Net (loss) / income attributable to non-controlling interests	-	-	-
Net (loss) / income attributable to shareholders	$(36,420)	$(64,568)	$16,555

Weighted average shares outstanding (Note 18):
Basic	92,962,048	91,043,830	88,845,601
Diluted	92,962,048	91,043,830	89,117,876

Net earnings per share (Note 18):
Basic	$(0.39)	$(0.71)	$0.19
Diluted	$(0.39)	$(0.71)	$0.18

The accompanying notes are an integral part of the consolidated financial statements.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In US$ thousands)

	Year ended
Description	December 31, 2022	December 31, 2021	December 31, 2020 (Restated, Note 4)

Net (loss) / income	$(36,420)	$(64,568)	$16,555
Other comprehensive income, net of tax
Foreign currency translation adjustments	-	5	35
Total Comprehensive Income, net of tax	(36,420)	(64,563)	16,590
Comprehensive income attributable to non-controlling interest	-	-	-
Comprehensive income attributable to shareholders	$(36,420)	$(64,563)	$16,590

The accompanying notes are an integral part of the consolidated financial statements.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS SHAREHOLDERS’ EQUITY

(In US$ thousands, except share data)

		Common Stock
		and	Accumulated		Total
		Additional	Other	Retained	Company	Non-	Total
	Ordinary	Paid in	Comprehensive	(Deficit) /	Shareholders’	controlling	Shareholders’
Description	Shares	Capital	Income	Earnings	Equity	Interests	Equity

Balance at December 31, 2021	91,366,235	$856,792	$69	$(35,827)	$821,034	$	$821,034
Share-based compensation expense	-	9,269	-	-	9,269	-	9,269
Vesting of restricted share units	996,517	-	-	-	-	-	-
Current Expected Credit Loss Accounting Standard Adoption (Note 3)	-	-	-	(2,773)	(2,773)	-	(2,773)
Acquisition of W.D. Van Gonten Engineering (Note 10)	1,650,000	11,238	-	-	11,238	-	11,238
Other	-	-	-	-	-	-	-
Net (loss) / income	-	-	-	(36,420)	(36,420)	-	(36,420)
Balance at December 31, 2022	94,012,752	$877,299	$69	$(75,020)	$802,348	$-	$802,348

		Common Stock
		and	Accumulated	Retained	Total
	Ordinary	Additional Paid in	Other Comprehensive	Earnings	Company Shareholders’	Non- controlling	Total Shareholders’
Description	Shares	Capital	Income	/ (Deficit)	Equity	Interests	Equity

Balance at December 31, 2020 (Restated, Note 4)	87,777,553	$831,146	$64	$28,741	$859,951	$(8)	$859,943
Share-based compensation expense	-	9,759	-	-	9,759	-	9,759
Shares issued to SAPESCO Selling Shareholders (Note 5)	2,648,650	17,569	-	-	17,569	-	17,569
Acquisition of SAPESCO Noncontrolling Interest	-	(1,682)	-	-	(1,682)	8	(1,674)
Vesting of restricted share units	940,032	-	-	-	-	-	-
Other	-	-	5	-	5	-	5
Net (loss) / income	-	-	-	(64,568)	(64,568)	-	(64,568)
Balance at December 31, 2021	91,366,235	$856,792	$69	$(35,827)	$821,034	$-	$821,034

		Common Stock and	Accumulated		Total
		Additional	Other		Company	Non-	Total
	Ordinary	Paid in	Comprehensive	Retained	Shareholders’	controlling	Shareholders’
Description	Shares	Capital	Income	Earnings	Equity	Interests	Equity

Balance at December 31, 2019 (Restated, Note 4)	87,187,289	$822,942	$29	$12,186	$835,157	$-	$835,157
Share-based compensation expense	-	7,832	-	-	7,832	-	7,832
Vesting of restricted share units	590,264	-	-	-	-	-	-
Conversion of Private Warrants to Public Warrants	-	372	-	-	372	-	372
Other	-	-	35	-	35	(8)	27
Net (loss) / income	-	-	-	16,555	16,555	-	16,555
Balance at December 31, 2020 (Restated, Note 4)	87,777,553	$831,146	$64	$28,741	$859,951	$(8)	$859,943

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US$ thousands)

	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020 (Restated, Note 4)

Cash flows from operating activities:
Net (loss) / income	$(36,420)	$(64,568)	$16,555
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Depreciation and amortization	115,845	122,125	120,724
Share-based compensation expense	9,269	9,759	7,832
Loss (Gain) on disposal of assets	(60)	333	3,959
Non-cash interest (income) expense	8,087	3,041	(258)
Deferred tax expense (benefit)	(10,261)	(12,140)	(3,241)
Allowance for (reversal of) doubtful receivables	8,185	1,114	261
Charges on obsolete service inventories	100	3,610	1,071
Earn-outs on business combinations	-	1,767	(9,619)
Loss (Gain) on Private Warrant liability	-	-	(557)
Loss (Gain) on Buyer Stock Adjustment Amount (Note 10)	(4,236)	-	-
Other operating activities, net	837	(75)	579
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(29,252)	(8,289)	(2,621)
(Increase) decrease in Unbilled revenue	(1,704)	56,088	(76,464)
(Increase) decrease in Retention withholdings	6,837	(4,000)	6,013
(Increase) decrease in inventories	(16,756)	(3,236)	(11,868)
(Increase) decrease in prepaid expenses	6,164	(884)	503
(Increase) decrease in other current assets	(13,711)	(16,717)	(236)
(Increase) decrease in other long-term assets and liabilities	6,075	8,854	1,526
Increase (decrease) in accounts payable and accrued expenses	33,651	31,221	79,343
Increase (decrease) in other current liabilities	9,926	(260)	951
Net cash provided by operating activities	92,576	127,743	134,453

Cash flows from investing activities:
Capital expenditures	(122,415)	(107,076)	(82,632)
IPM investments (note 3)	(17,367)	-
Proceeds from disposal of assets	626	2,760	487
Acquisition of business, net of cash acquired	-	(51,921)	(13,218)
Other investing activities	(7,552)	(8,299)	(1,074)
Net cash used in investing activities	(146,708)	(164,536)	(96,437)

Cash flows from financing activities:
Proceeds from long-term debt	3,194	527,488	15,000
Repayments of long-term debt	(78,755)	(360,000)	(25,972)
Proceeds from short-term borrowings	139,482	123,787	66,449
Repayments of short-term borrowings	(119,165)	(78,983)	(68,302)
Payments on capital leases	(3,108)	(21,361)	(19,581)
Payments on seller-provided financing for capital expenditures	(14,443)	(15,333)	(3,834)
Other financing activities, net	-	(8,054)	-
Net cash provided by (used in) financing activities	(72,795)	167,544	(36,240)

Effect of exchange rate changes on cash	8	9	35
Net increase (decrease) in cash	(126,919)	130,760	1,811
Cash and cash equivalents, beginning of period	205,772	75,012	73,201
Cash and cash equivalents, end of period	$78,853	$205,772	$75,012

Supplemental disclosure of cash flow information (also refer Note 3):
Interest paid	19,236	9,890	13,051
Income taxes paid	10,989	12,777	15,641

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

Formed in January 2017, NESR started as a special purpose acquisition company (“SPAC”) designed to invest in the oilfield services space globally. NESR filed a registration statement for its initial public offering in May 2017. In November 2017, NESR announced the acquisition of two oilfield services companies in the MENA region: NPS Holdings Limited (“NPS”) and Gulf Energy S.A.O.C. (“GES” and, together with NPS, the “Subsidiaries,” or the “NPS/GES Business Combination”). The formation of NESR as an operating entity was completed on June 7, 2018, after the transactions were approved by the NESR shareholders. On June 1, 2020, NESR further expanded its footprint within the MENA region when its NPS subsidiary acquired Sahara Petroleum Services Company S.A.E. (“SAPESCO,” the “SAPESCO Business Combination”). On May 5, 2021, NESR again expanded its footprint within the MENA region when its NPS subsidiary acquired specific oilfield service lines of Action Energy Company W.L.L. (“Action,” the “Action Business Combination”). On July 1, 2022, NESR acquired a minority stake in W. D. Von Gonten Engineering LLC (“WDVGE” or the “WDVGE Investment”), a premier Reservoir Characterization and Geological & Geophysical (“G&G”) laboratory and consulting business formed from the merger of W. D. Von Gonten Laboratories LLC and W. D. Von Gonten & Co. Petroleum Engineering Consulting.

NESR’s revenues are primarily derived by providing production services (“Production Services”) such as hydraulic fracturing, coil tubing, stimulation and pumping, cementing, nitrogen services, filtration services, pipelines and industrial services, production assurance, artificial lift services, and completions. NESR also provides drilling and evaluation services (“Drilling and Evaluation Services”) such as rigs and integrated services, fishing and downhole tools, thru-tubing intervention, tubular running services, directional drilling, drilling fluids, pressure control, well testing services, wireline logging services, and slickline services. NESR has significant operations throughout the MENA region including Saudi Arabia, Oman, Kuwait, United Arab Emirates, Algeria, Egypt, Libya and Qatar.

2. BASIS OF PRESENTATION

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). All amounts are shown in U.S. dollars, except as noted.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s significant estimates include estimates made towards the purchase price allocations for the acquisitions of SAPESCO and Action, estimates made in valuing the WDVGE Investment, allowance for credit losses, evaluation for impairment of property, plant and equipment, evaluation for impairment of goodwill and intangible assets, evaluation for impairment of cost and equity method investments, estimated useful life of property, plant, and equipment and intangible assets, provision for inventories obsolescence, unrecognized tax benefits, recoverability of deferred tax assets, contingencies, and actuarial assumptions in employee benefit plans.

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

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The Company consolidates entities in which the Company has a majority voting interest and entities that meet the criteria for variable interest entities for which the Company is deemed to be the primary beneficiary for accounting purposes. The Company eliminates intercompany transactions and accounts in consolidation. The Company separately presents within equity on the Consolidated Balance Sheets the ownership interests attributable to parties with non-controlling interests in the Company’s consolidated subsidiaries, and separately presents net (loss) / income attributable to such parties on the Consolidated Statements of Operations.

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

Revenue recognition

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

Costs that relate directly to a contract or an anticipated contract that the Company can specifically identify, that generate or enhance resources of the Company that will be used in satisfying performance obligations in the future, and are expected to be recovered, are capitalized as contract fulfillment costs and amortized into the Statements of Operations of the Company over the period of anticipated benefit.

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.

Supplemental cash flow information

Non-cash transactions were as follows during the year ended December 31, 2022:

●	Purchases of property, plant, and equipment in Accounts payable of $9.1 million are not included under “Capital expenditures” within the Consolidated Statement of Cash Flows.
●	Purchases of property, plant, and equipment using seller-provided installment financing of $11.6 million in Accounts payable are not included under “Payments on seller-provided financing for capital expenditures” within the Consolidated Statement of Cash Flows.
●	During the year-to-date period ended December 31, 2022, the Company issued NESR ordinary share consideration of 1,650,000 shares as consideration for the WDVGE Investment (Note 10). These transactions were non-cash and do not appear in the Consolidated Statement of Cash Flows for the year-to-date period ended December 31, 2022.

Non-cash transactions were as follows during the year ended December 31, 2021:

●	Purchases of property, plant, and equipment in Accounts payable of $2.6 million are not included under “Capital expenditures” within the Consolidated Statement of Cash Flows.
●	Purchases of property, plant, and equipment using seller-provided installment financing of $7.3 million, $1.1 million and $6.0 million in Accounts payable, Other current liabilities and Short term borrowings, respectively, are not included under “Payments on seller-provided financing for capital expenditures” within the Consolidated Statement of Cash Flows.
●	Obligations of $4.4 million classified as Other current liabilities and $6.1 million classified as Other liabilities, related to the future payments of cash for the purchase of Action (Note 5), are not included under “Acquisition of business, net of cash acquired” within the Consolidated Statement of Cash Flows.
●	The Company issued NESR ordinary share consideration of 2,237,000 shares, 145,039 Additional Earn-Out Shares, and 266,611 shares primarily relating to Customer Receivables Earn-Out Shares, to the SAPESCO selling shareholders (Note 5). These transactions were non-cash and do not appear in the Consolidated Statement of Cash Flows for the year-to-date period ended December 31, 2021.

Non-cash transactions were as follows during the year ended December 31, 2020:

●	Purchases of property, plant, and equipment in Accounts payable of $24.7 million are not included under “Capital expenditures” within the Consolidated Statement of Cash Flows.
●	Purchases of property, plant, and equipment using seller-provided installment financing of $2.9 million, $3.2 million and $9.1 million in Accounts payable, Other current liabilities and Short term borrowings, respectively, are not included under “Payments on seller-provided financing for capital expenditures” within the Consolidated Statement of Cash Flows.
●	Purchases of property, plant, and equipment using capital lease financing of $2.2 million and $4.7 million in Other current liabilities and Other Liabilities, respectively, are not included under “Payments on capital leases” within the Consolidated Statement of Cash Flows.
●	Obligations of $2.0 million and $13.5 million classified in Other current liabilities and Other liabilities, respectively, related to the future payments of cash and shares for the purchase of SAPESCO (Note 5), are not included under “Acquisition of business, net of cash acquired” within the Consolidated Statement of Cash Flows.

Concentration of credit risk

The Company’s assets that are exposed to concentrations of credit risk consist primarily of cash, accounts receivable from customers, unbilled revenue from customers, and retention withholdings. The Company places its cash with financial institutions and limits the amount of credit exposure with any one of them. The Company regularly evaluates the creditworthiness of the issuers in which it invests. The Company minimizes this credit risk by entering into transactions with high-quality counterparties, limiting the exposure to each counterparty and monitoring the financial condition of its counterparties.

Unbilled revenue, accounts receivable and allowance for credit losses

Trade accounts receivable are recorded at the invoiced amount. Accounts receivable are reclassified from unbilled revenue when presented to the customer or accepted in the customer’s electronic invoice processing portal, if applicable. No interest is charged on past-due balances.

On January 1, 2022, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments – Credit Losses (collectively, Accounting Standards Codification 326 (“ASC 326”)). The ASU introduced a new accounting model, the Current Expected Credit Losses model (“CECL”), which requires earlier recognition of credit losses and additional disclosures related to credit risk. The CECL model utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for loans and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. This model replaces the multiple existing impairment models in current U.S. GAAP, which generally require that a loss be incurred before it is recognized. The new standard also applies to financial assets arising from revenue transactions such as unbilled revenue and accounts receivable. The Company recorded a $2.8 million cumulative-effect adjustment in opening retained (deficit) as of January 1, 2022, related to the adoption of ASC 326.

The Company monitors its customers’ payment history and current credit worthiness to determine that collectability of the related financial assets is reasonably assured. The Company also considers the overall business climate in which our customers operate. For accounts receivable, a loss allowance matrix is utilized to measure lifetime expected credit losses. The matrix contemplates historical credit losses by age of receivables, adjusted for any forward-looking information and management expectations.

Prior to the adoption of ASC 326, the Company maintained an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowances management considers historical losses adjusted to take into account current market conditions and the customer’s financial conditions, the amount of receivable in dispute, current receivables ageing and current payment patterns. Significant accounts receivable balances and balances that have been outstanding greater than 90 days are reviewed for collectability. Account balances, when determined to be uncollectable, are charged against the allowance.

Service inventories

The Company’s service inventory consists of spare parts and chemicals support ongoing operations which are held for the purpose of service contracts and are measured at the lower of cost or net realizable value. The cost is based on the weighted average cost principle and includes expenditures incurred in acquiring the service inventories. Net realizable value is the estimated selling price less estimated costs of completion and selling expenses incurred in the ordinary course of business.

The Company determines charges for obsolete service inventory based on historical usage of inventory on-hand, assumptions about future demand and market conditions and estimates about potential alternative uses, which are limited.

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

Buildings and leasehold improvements	5 to 25 years or the estimated lease period, whichever is shorter
Drilling rigs, plant and equipment	1 to 15 years
Office equipment (furniture and fixtures) and tools	3 to 10 years
Vehicles and cranes	5 to 10 years

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

The amount of impairment loss recognized is the excess of the asset’s carrying value over its fair value. In determining the fair market value of the assets, the Company considers market trends and recent transactions involving sales of similar assets, or when not available, discounted cash flow analysis. The Company has not recorded any impairment charges of property, plant and equipment in the accompanying Consolidated Statements of Operations for any of the periods presented.

Assets to be disposed of are reported at the lower of the carrying value or the fair value less cost to sell. Upon sale or other disposition of an asset, the Company recognizes a gain or loss on disposal measured as the difference between the net carrying value of the asset and the net proceeds received.

Production Management Assets

The Company’s Integrated Production Management (“IPM”) projects are focused on developing and managing production on behalf of the Company’s customers under long-term agreements. The Company will invest its own services and products, and in some cases cash, into the field development activities and operations. Although in certain arrangements the Company is paid for a portion of the services or products it provides, generally the Company will not be paid at the time of providing its services or upon delivery of its products. Instead, the Company is compensated based upon cash flow generated. Revenues from IPM arrangements, which is recognized as the related production is achieved, represented less than 0% (zero), 0% (zero), and 0% (zero) of the Company’s Revenues in 2022, 2021 and 2020, respectively.

The Company capitalizes its cash investments in a project as well as the direct costs associated with providing services or products for which the Company will be compensated when the related production is achieved. These capitalized investments are amortized to the Consolidated Statements of Operations as the related production is achieved based on the units of production method, whereby each unit produced is assigned a pro-rata portion of the unamortized costs based on estimated total production, resulting in a matching of revenue with the applicable costs. Amortization expense relating to these capitalized investments was $0.0 (zero) million, $0.0 (zero) million and $0.0 (zero) million in 2022, 2021 and 2020, respectively.

The unamortized portion of the Company’s investments in IPM projects was $17.4 million and $0.0 (zero) million at December 31, 2022 and 2021, respectively. These amounts are included within ‘Other assets’ in the Company’s Consolidated Balance Sheets.

At December 31, 2022, the Company assessed whether the unamortized costs associated with these investments exceed the present value of future cash flows from the projects, and has determined that no impairment charge exist. The Company will continue to assess, in future reporting periods, whether the unamortized costs associated with these investments exceed the discounted present value of future cash flows, as a significant deviation in future production levels or future selling prices could result in a material charge in the Consolidated Statement of Operations for future reporting periods.

Subsequent to December 31, 2022, the production of hydrocarbon products commenced on these properties, and the Company commenced the amortization of these costs.

Goodwill

Goodwill is the excess cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination.

Goodwill is evaluated for impairment on an annual basis on October 1st, or more frequently if circumstances require. The Company performs a qualitative assessment to determine whether it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount. If the Company determines, as a result of its qualitative assessment, that it is not more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, no further testing is required. If the Company determines, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, a goodwill impairment assessment is performed using a two-step, fair-value based test. Under the first step, goodwill is reviewed for impairment by comparing the carrying value of the reporting unit’s net assets (including allocated goodwill) to the fair value of the reporting unit. The fair value of the reporting units is determined using a discounted cash flow approach. Determining the fair value of a reporting unit requires judgment and the use of significant estimates and assumptions. Such estimates and assumptions include revenue growth rates, discount rates, operating margins, weighted average costs of capital, market share and future market conditions, among others. If the reporting unit’s carrying value is greater than its fair value, a second step is performed whereby the implied fair value of goodwill is estimated by allocating the fair value of the reporting unit in a hypothetical purchase price allocation analysis. If the amount of goodwill resulting from this hypothetical purchase price allocation is less than the carrying value of the reporting unit’s goodwill, the recorded carrying value of goodwill is written down to the implied fair value. The Company performed quantitative assessments for both of its reporting units as of October 1, 2022, October 1, 2021, and October 1, 2020, and has not recorded any impairment charge for goodwill in the accompanying Consolidated Statements of Operations for any of the periods presented.

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

Investments in Equity Instruments

Investments in equity instruments (of entities in which the Company do not have either a controlling financial interest or significant influence, most often because the Company hold a voting interest of 0% to 20%) are recorded at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar equity securities of the same issuer. These changes are recorded in Other income / (expense), net in the Consolidated Statements of Operations.

Equity method investments are equity holdings in entities in which the Company do not have a controlling financial interest, but over which the Company have significant influence, most often because the Company hold a voting interest of 20% to 50%. The results of our equity method investments are presented in the Consolidated Statements of Operations within Other income(expense) net. Investments in, and advances to, equity method investments are presented on a one-line basis in the caption Other assets in our Consolidated Balance Sheets.

Leasing

In February 2016, the FASB issued ASU 2016-02, Leases, with amendments in 2018, 2019, and 2020 (collectively, “ASC 842”) which amends the accounting for lease assets and lease liabilities. ASC 842 requires lessees to recognize both finance and operating lease assets and liabilities generated by lease arrangements longer than a year on their balance sheet. This guidance also expands the required quantitative and qualitative disclosures for leasing arrangements and gives rise to other changes impacting certain aspects of lessee and lessor accounting. The two permitted transition methods under the guidance are the modified retrospective transition approach, which requires application of the guidance for all comparative periods, and the cumulative effect adjustment approach, which requires prospective application from the adoption date. Under this transition method, financial statements for periods after the adoption date are presented in accordance with ASC 842 and prior-period financial statements continue to be presented in accordance with ASC 840, the accounting standard originally in effect for such periods.

Upon transition, the Company applied the package of practical expedients permitted under the ASC 842 transition guidance. As a result, the Company did not reassess (1) whether expired or existing contracts contain leases under the new definition of a lease, including whether an existing or expired contract contains an embedded lease, (2) lease classification for expired or existing leases and (3) any initial direct costs of existing leases. As a result of the adoption of ASC 842 on January 1, 2022, the Company recorded right-of-use assets of $33.7 million, including a reduction of approximately $0.4 million of leasehold liabilities and $0.1 million of prepaid rent assets, and lease liabilities of $33.2 million.

The Company determines if an arrangement contains a lease at inception. The Company has operating leases that primarily consist of land and buildings. The Company also has finance leases for its equipment. Right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The lease term is determined to be the non-cancelable period including any lessee renewal options which are considered to be reasonably certain of exercise. The Company has elected the practical expedient to utilize the risk-free rate over a similar period as the remaining lease term as the applicable discount rate. Lease expense for fixed lease payments on operating leases is recognized over the expected term on a straight-line basis, while interest expense for fixed lease payments on finance leases is recognized using the effective interest method.

The Company has elected, as an accounting policy, to not apply the recognition requirements in ASC 842 to short-term leases. The Company did not elect the hindsight practical expedient, which would have allowed the Company to revisit key assumptions, such as lease term, that were made when the lease was originally entered. The Company has also elected, as a practical expedient, by underlying class of asset, not to separate lease components from non-lease components and instead, account for them as a single lease component.

Prior to the adoption of ASC 842, the Company evaluated and classified its leases as operating or capital for financial reporting purposes. Assets held under capital leases were included in Property, plant and equipment, net, on the Consolidated balance sheets. Operating lease expense is recorded on a straight-line basis over the lease term in the Consolidated Statements of Operations.

Employee benefits

The Company provides defined benefit plan of severance pay to the eligible employees. The severance pay plan provides for a lump sum payment to employees on separation (retirement, resignation, death while in employment or on termination of employment) of an amount based upon the employees last drawn salary and length of service, subject to the completion of minimum service period (1-2 years) and taking into account the provisions of local applicable law or as per applicable employee contracts. The Company records annual amounts relating to these long-term employee benefits based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, assumed rates of return, compensation increases and turnover rates. The Company reviews its assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is appropriate to do so. The effect of modifications to those assumptions is recorded in the statement of income. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions. The net periodic costs are recognized as employees render the services necessary to earn these benefits. Contributions to a defined contribution retirement plan and occupational hazard insurance for Omani employees in accordance with the Omani Social Insurances Law are recognized as an expense as incurred.

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

The Company applies a recognition threshold and measurement attribute for evaluating tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position, based solely on the technical merits, must be more-likely-than-not to be sustained upon examination by taxing authorities. Recognized tax positions are measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. The Subsidiaries operate in multiple tax jurisdictions in the Middle East, North Africa and Asia. The Company has provided for income taxes based on enacted tax laws and tax rates in effect in the countries where the Company operates and earns income. The income taxes in these jurisdictions vary substantially. The Company engages in transactions in which the income tax consequences may be subject to uncertainty and examination by the varying taxing authorities. Significant judgment is required by the Company’s management in assessing and estimating the income tax consequences of these transactions. While the Company prepares tax returns based on interpretations of tax laws and regulations, in the normal course of business, the income tax returns may be subject to examination by the various taxing authorities. Such examinations may result in future assessments of additional income tax, interest and penalties. NESR classifies interest and penalties relating to an underpayment of income taxes within income tax (expense) / benefit in the Consolidated Statements of Operations. Considerable judgment is involved in determining which tax positions are more likely than not to be sustained.

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

Stock-based compensation arrangements

The Company provides stock-based compensation in the form of restricted stock awards to members of its Board of Directors and employees. Awards are issued pursuant to the terms of the Company’s 2018 Long Term Incentive Plan (“LTIP”) and valued at their grant date fair value. Such awards qualify as participating securities as they have the right to participate in dividends issued on the Company’s ordinary shares, if any. Grants to members of the Company’s Board of Directors are time-based and vest ratably over a 1-year period. Grants to Company employees are time-based and with limited exceptions, vest ratably over a 3-year period.

Net (loss) / income per ordinary share

Basic income per ordinary share was computed by dividing basic net (loss) / income attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding. Diluted income per ordinary share was computed by dividing diluted net (loss) / income attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding plus dilutive potential ordinary shares, if any. Dilutive potential ordinary shares include outstanding warrants, restricted stock awards, and/or other contracts to issue ordinary stock and are determined by applying the treasury stock method or if-converted method, as applicable, if dilutive.

Derivative financial instruments

The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as an embedded derivative. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as other income (expense).

Fair value of financial instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, unbilled revenue, accounts payable, leases, contingent consideration assumed in the Action transaction (Note 5), loans and borrowings and private warrants. The fair value of the Company’s financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying Consolidated Balance Sheet, primarily due to their short-term nature or market-index features, as applicable.

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

Segment information

An operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses and about which separate financial information is regularly evaluated by the Company’s chief operating decision maker (“CODM”) in deciding how to allocate resources. Similar operating segments can be aggregated into a single operating segment if the businesses are similar. Management has determined that the Company has two operating segments and two reportable segments (Note 21), which reflects the manner in which the CODM operates the Company. The Company’s CODM is its Chief Executive Officer.

Recently issued accounting standards not yet adopted

All new accounting pronouncements that have been issued but not yet effective are currently being evaluated and, at this time, are not expected to have a material impact on our financial position or results of operations.

4. RESTATEMENTS

The following table shows the quantitative impact of the restatements made by the Company as of and for the year-year ended December 31, 2020, as well as for periods prior to January 1, 2020, which are adjusted through historical equity balances:

	As of and for the year ended December 31, 2020
	As Previously Reported	Correction of Private Warrant Classification Error	Correction of Errors from Overstatement/ (Understatement) of Assets and Liabilities During the Year Ended December 31, 2020	Correction of Classification Errors in Selling, General and Administrative Expenses (excluding Amortization)	Correction of Errors from Overstatement/ (Understatement) of Assets and Liabilities Prior to January 1, 2020	As Restated
Consolidated Balance Sheet
Total current assets	$515,217	$-	$161	$-	$(4,220)	$511,158
Total assets	1,687,054	-	(3,710)	-	3,197	1,686,541
Total current liabilities	359,366	-	22,923	-	53,583	435,872
Total liabilities	742,636	-	30,379	-	53,583	826,598
Total equity	944,418	-	(34,089)	-	(50,386)	859,943

Consolidated Statement of Operations
Revenues	834,146	-	6	-	-	834,152
Cost of services	(678,720)	-	(32,260)	(45,265)	-	(756,245)
Selling, general and administrative expenses (excluding Amortization)	(72,077)	-	-	45,265	-	(26,812)
Gain/(loss) on Private Warrant Liability	-	557	-	-	-	557
(Loss) / Income before income tax	60,792	557	(32,254)	-	-	29,095
Income tax (expense) / benefit	(10,705)	-	(1,835)	-	-	(12,540)
Net (loss) / income	50,087	557	(34,089)	-	-	16,555
Basic earnings per share	0.56	0.01	(0.38)	-	-	0.19
Diluted earnings per share	0.56	-	(0.38)	-	-	0.18

Consolidated Statement of Comprehensive Income
Total Comprehensive Income, net of tax	50,122	557	(34,089)	-	-	16,590

Consolidated Statement of Shareholders’ Equity
Common Stock and Additional Paid in Capital	826,614	4,532	-	-	-	831,146
Retained Earnings	117,748	(4,532)	(34,089)	-	(50,386)	28,741
Total Shareholders’ Equity	944,418	-	(34,089)	-	(50,386)	859,943

Consolidated Statements of Cash Flow
Net cash provided by operating activities	133,471	-	982	-	-	134,453

Correction of Private Warrant Classification Error

On April 12, 2021, the Staff of the SEC released Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) (the “Statement”). In response to the Statement, the Company determined that it had incorrectly accounted for its Private Warrants as equity, instead of liabilities. In accordance with ASC 480, Distinguishing Liabilities from Equity, the Company’s Private Warrants should have been both initially and subsequently measured at fair value with changes in fair value recognized in earnings from inception until their conversion to Public Warrants. Private Warrants were converted into Public Warrants periodically between December of 2018 and May of 2020. The Private Warrants were determined to be within the scope of liability accounting due to provisions that could result in different settlement amounts depending upon the characteristics of the holder of the Private Warrant.

Correction of Errors from Overstatement/ (Understatement) of Assets and Liabilities

On March 10, 2022, subsequent to the companywide adoption of a new Enterprise Resource Planning system and the ensuing reconciliation process, management of the Company determined that its previously issued financial statements included material errors primarily related to the completeness of accounts payable and accrued liabilities in Saudi Arabia and the United Arab Emirates. To quantify the restatement, management performed a complete reconciliation of vendor statements and subsequent invoices at these locations to the previously recorded balances.

Contemporaneously, and to ensure the integrity of all other account balances and locations, management also conducted a full review of the Company’s account reconciliations in addition to physical inventory and fixed asset observations at all locations (inclusive of Saudi Arabia and the United Arab Emirates). The Company recorded additional restatements based on these procedures.

Correction of Errors in Classification of Selling, General and Administrative Expenses

Historically, certain costs of the Company’s field locations were incorrectly classified and reported as Selling, general and administrative expenses (excluding Amortization) (“SG&A”). The Company has restated these costs of its field locations as Cost of Services while amounts reflected in SG&A primarily relate to the Company’s global and regional headquarters locations.

5. BUSINESS COMBINATIONS

Action Business Combination

On May 5, 2021, NESR executed the Sale and Purchase Agreement (“Action Sale and Purchase Agreement”) to acquire specific oilfield service lines of Action Energy Company W.L.L.

Description of the Action Transaction

Under the terms of the Action Sale & Purchase Agreement, NESR acquired the working capital, property, plant, and equipment, contract labor force, and the economic benefit of three five-year customer contracts associated with specific oilfield service lines of Action in an all-cash transaction which comprised of $36.8 million paid at closing and an estimated $16.9 million deferred consideration payment to be paid 6 months after closing or shortly thereafter.

The Action Sale & Purchase Agreement also contained earn-out mechanisms that enabled the sellers to receive additional consideration after the closing of the Action Business Combination as follows:

●	First Earn-Out Consideration (“First Earn-Out”) of 1% of revenue associated with the three acquired customer contracts, including the first renewal of each of these contracts (if any). The First Earn-Out is payable quarterly;

●	Second Earn-Out Consideration (“Second Earn-Out”) of 3% of the revenue associated with the first renewal (if any) of the three acquired customer contracts. 66.66% of the Second Earn-Out is payable upon contract renewal with the remaining balance due at the conclusion of the renewed contract’s term. At its discretion, NESR may settle the Second Earn-Out using cash or shares; and

●	Third Earn-Out Consideration (“Third Earn-Out”) of up to 1.12% of the revenue associated with the three acquired contracts, dependent on the amount of incremental earnings before interest, taxes, depreciation, and amortization contributed by the contracts minus certain adjustments such as capital expenditures. The Third Earn-Out is payable within 90 days of the conclusion of the term of the last of the three acquired customer contracts. At its discretion, NESR may settle the Third Earn-Out using cash or shares.

The First Earn-Out and Second Earn-Out were determined using a discounted cash flow approach within a scenario analysis. The Third Earn-Out was valued using a Black Sholes simulation. Collectively, the First Earn-Out, Second Earn-Out, and Third Earn-Out were fair valued at $6.4 million as of May 5, 2021.

Subsequent to May 5, 2021, the Company recorded valuation adjustments to the First Earn-Out and Second Earn-Out totalling $0.7 million and $0.5 million during the years ended December 31, 2022, and December 31, 2021. Additionally, during the years ended December 31, 2022, and December 31, 2021, the Company cash settled $0.7 and $0.0, respectively, related to the First Earn-Out. As of December 31, 2022, and December 31, 2021, the First Earn-Out, Second Earn-Out, and Third Earn-Out were collectively valued at $3.0 million and $4.3 million, respectively.

Financing of Action Business Combination

Consideration for the Action Business Combination was funded through the following sources and transactions:

●	cash and cash equivalents of $36.8 million;

●	deferred cash consideration of $16.9 million;

The following summarizes the consideration to purchase the working capital, property, plant, and equipment, contract labor force, and the economic benefit of three five-year customer contracts associated with specific oilfield service lines of Action:

Consideration (In US$ thousands)

Cash consideration	$36,767
Deferred cash consideration	16,935
Total consideration – cash	53,702

First Earn-Out	2,716
Second Earn-Out	3,635
Third Earn-Out	-
Total estimated earn-out mechanisms	6,351

Total consideration	$60,053

Accounting treatment

The Action Business Combination was accounted for under ASC 805, Business Combinations (“ASC 805”). Pursuant to ASC 805, NESR has been determined to be the accounting acquirer. Action constitutes a business, with inputs, processes, and outputs. Accordingly, the acquisition of Action constitutes the acquisition of a business for purposes of ASC 805, and due to the change in control of Action was accounted for using the acquisition method. NESR recorded the fair value of assets acquired and liabilities assumed from Action.

The following table summarizes the final purchase price allocation (in US$ thousands):

Allocation of consideration

Cash and cash equivalents	$382
Accounts receivable	8,565
Unbilled revenue	1,352
Service inventories	2,862
Prepaid assets	310
Other receivables	89
Other current assets	1,122
Property, plant and equipment	13,162
Intangible assets	29,100
Other assets	2,053
Total identifiable assets acquired	58,997

Accounts payable	5,294
Accrued expenses	2,465
Other current liabilities	200
Employee benefit liabilities	584
Net identifiable liabilities acquired	8,543
Total fair value of net assets acquired	50,454
Goodwill	9,599
Total consideration	$60,053

All employee benefit liabilities relate to end of service benefits (Note 13).

Intangible assets

Intangible assets were identified that met either the separability criterion or the contractual-legal criterion described in ASC 805.

The allocation to intangible assets is as follows (in US$ thousands):

	Fair Value
	Total	Useful Life
	(In US$ thousands)
Customer relationships	$29,100	10 years
Total intangible assets	$29,100

Goodwill

As of December 31, 2022, $9.6 million has been allocated to goodwill. Goodwill represents the excess of the gross consideration transferred over the fair value of the underlying net tangible and identifiable definite-lived intangible assets acquired. Goodwill is not amortizable and/or deductible for tax purposes. Qualitative factors that contribute to the recognition of goodwill include certain intangible assets that are not recognized as separate identifiable intangible assets apart from goodwill. Intangible assets not recognized apart from goodwill consist primarily of the strong market positions and the assembled workforces.

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

Supplemental unaudited pro-forma information

The following table summarizes the supplemental consolidated results of the Company on an unaudited pro-forma basis, as if the Action Business Combination had been consummated on January 1, 2020, for the years ended December 31, 2021 and 2020, respectively (in US$ thousands):

	Year ended
	December 31, 2021	December 31, 2020

Revenues	$885,671	$855,409
Net (loss) / income	(64,529)	15,325

These supplemental unaudited pro-forma results were based on estimates and assumptions, which the Company believes are reasonable. They are not the results that would have been realized had the Company been a consolidated company during the periods presented and are not necessarily indicative of results of operations in future periods. The supplemental unaudited pro-forma results include adjustments primarily related to purchase accounting adjustments. Acquisition costs and other non-recurring charges incurred in connection with the Action Business Combination are included in the earliest period presented.

Action revenue of $53.7 million and $25.1 million and net income of $6.2 million and $3.9 million are included in the Consolidated Statements of Operations during years ended December 31, 2022, and December 31, 2021, respectively.

SAPESCO Business Combination

In June of 2020, NESR executed the First Deed of Amendment (“First Deed of Amendment”) to the Agreement dated February 13, 2020 related to the sale and purchase of 99.7% of SAPESCO (collectively with the First Deed of Amendment, the “SAPESCO Sale & Purchase Agreement”). The executed First Deed of Amendment gave NESR control over SAPESCO effective from June 1, 2020. Accordingly, the accounting of the acquisition was carried out effective June 1, 2020. During the fourth quarter of 2021, NESR acquired the remaining 0.3% of SAPESCO. The transaction was accounted for as an equity transaction due to NESR’s controlling financial interest in SAPESCO both before and after the acquisition of the 0.3% noncontrolling interest.

Description of the SAPESCO Transaction

Under the terms of the SAPESCO Sale & Purchase Agreement, NESR acquired 99.7% of the issued and outstanding shares of SAPESCO in a cash and stock transaction which comprised of $11.0 million to be paid at closing, an additional $6.0 million to be paid in three equal installments, for total cash consideration of $17.0 million, and the issuance of 2,237,000 NESR shares. Formal closing and legal transfer of the $11.0 million of cash and $6.0 million of deferred cash consideration occurred during 2020. The transfer of 2,237,000 NESR ordinary shares was completed in the quarter ended March 31, 2021. The formal closing and transfer of consideration was temporarily delayed as a result of the global COVID-19 pandemic.

The SAPESCO Sale & Purchase Agreement also contained earn-out mechanisms that enabled the sellers to receive additional consideration after the closing of the SAPESCO Business Combination as follows:

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

Collectively, the Cash Earn-Out and Additional Earn-Out Shares were fair valued at $11.7 million as of June 1, 2020. The Cash Earn-Out was determined using a discounted cash flow approach within a scenario analysis. The Additional Earn-Out Shares were valued using a Monte Carlo simulation. In the fourth quarter of 2020, the Company reduced the liabilities recorded for the Cash Earn-Out and Additional Earn-Out Shares to $1.9 million based on expected settlement values at the reporting date that were subsequently finalized with the sellers in the quarter ended March 31, 2021. This adjustment was reflected in Other income/(expense), net, as ASC 805 precludes adjusting goodwill for subsequent revisions to contingent consideration. The downward revision to the liabilities recorded for the Cash Earn-Out and Additional Earn-Out Shares was primarily on account of settlement negotiations with the sellers during the fourth quarter of 2020 that altered the mix of cash and equity consideration to be paid upon final settlement of these earn-outs. The Cash Earn-Out and Additional Earn-Out Shares were formally settled in the quarter ended March 31, 2021, through the transfer of $0.5 million of cash and 145,039 ordinary shares valued at $1.4 million, respectively.

The Customer Receivables Earn-Out Shares contingency and corresponding long-dated and doubtful receivables, were fair valued at $0.0 (zero) at June 1, 2020. Subsequently, the Company has collected some of these amounts and disbursed 266,611 shares to the SAPESCO selling shareholders.

Financing of SAPESCO Business Combination

Consideration for the SAPESCO Business Combination was funded through the following sources and transactions:

●	cash and cash equivalents of $11.0 million;

●	deferred cash consideration of $6.0 million;

●	the issuance of 2,237,000 NESR ordinary shares to the SAPESCO selling shareholders in exchange for their SAPESCO shares.

The following summarizes the consideration to purchase 99.7% of the issued and outstanding equity interests of SAPESCO:

	SAPESCO
	Value (In US$ thousands)	Shares

Cash consideration	$16,958
Total consideration – cash	16,958

NESR ordinary share consideration	12,013	2,237,000
Total consideration – equity (1)	12,013	2,237,000

Cash Earn-Out	5,301
Additional Earn-Out Shares	6,377		(2)
Total estimated earn-out mechanisms	11,678		(2)

Total consideration	$40,649	2,237,000

(1)	The fair value of NESR ordinary shares was determined based upon the $5.37 per share closing price of NESR ordinary shares on June 1, 2020, the acquisition date of the SAPESCO Business Combination. Control was transferred by agreement with the selling shareholders of SAPESCO.
(2)	The quantity of Additional Earn-Out Shares was negotiated in the quarter ended December 31, 2020, and finalized in the quarter ended March 31, 2021, when settled with the sellers for 145,039 shares.

During the fourth quarter of 2021, NESR acquired the remaining 0.3% of SAPESCO. The transaction was accounted for as an equity transaction due to NESR’s controlling financial interest in SAPESCO both before and after the acquisition of the noncontrolling interest.

Accounting treatment

The SAPESCO Business Combination was accounted for under ASC 805, Business Combinations (“ASC 805”). Pursuant to ASC 805, NESR has been determined to be the accounting acquirer. SAPESCO constitutes a business, with inputs, processes, and outputs. Accordingly, the acquisition of SAPESCO constitutes the acquisition of a business for purposes of ASC 805, and due to the change in control of SAPESCO was accounted for using the acquisition method. NESR recorded the fair value of assets acquired and liabilities assumed from SAPESCO.

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

All employee benefit liabilities relate to end of service benefits (Note 13).

The Company finalized its valuation of identifiable assets and liabilities during the year ended December 31, 2020.

Intangible assets

Intangible assets were identified that met either the separability criterion or the contractual-legal criterion described in ASC 805.

The final allocation to intangible assets is as follows (in US$ thousands):

	Fair Value
	Total	Useful Life
	(In US$ thousands)
Customer relationships	$2,900	8 years
Trademarks and trade names	440	2 years
Total intangible assets	$3,340

Goodwill

As of December 31, 2022, $46.2 million has been allocated to goodwill. Goodwill represents the excess of the gross consideration transferred over the fair value of the underlying net tangible and identifiable definite-lived intangible assets acquired. Goodwill is not amortizable and/or deductible for tax purposes. Qualitative factors that contribute to the recognition of goodwill include certain intangible assets that are not recognized as separate identifiable intangible assets apart from goodwill. Intangible assets not recognized apart from goodwill consist primarily of the strong market positions and the assembled workforces.

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

Supplemental unaudited pro-forma information

The following table summarizes the supplemental consolidated results of the Company on an unaudited pro-forma basis, as if the SAPESCO Business Combination had been consummated on January 1, 2019, for the year ended December 31, 2020 (in US$ thousands):

December 31, 2020

Revenues	$852,935
Net (loss) / income/(loss)	14,892

These supplemental unaudited pro-forma results were based on estimates and assumptions, which the Company believes are reasonable. They are not the results that would have been realized had the Company been a consolidated company during the periods presented and are not necessarily indicative of results of operations in future periods. SAPESCO’s results for the periods presented include significant charges for restructuring and related activities that may not have been incurred had the Company been a consolidated company during the periods presented. The supplemental unaudited pro-forma results include adjustments primarily related to purchase accounting adjustments. Acquisition costs and other non-recurring charges incurred in connection with the SAPESCO Business Combination are included in the earliest period presented.

SAPESCO revenue of $26.6 million and net (loss) / income of $2.9 million are included in the Consolidated Statements of Operations during the year-to-date periods ended December 31, 2020, respectively.

6. REVENUE

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

Based on these considerations, the following table provides disaggregated revenue data by the phase in a well’s lifecycle during which revenue has been recorded (in US$ thousands):

	Year ended
Description	December 31, 2022	December 31, 2021	December 31, 2020 (As restated, Note 4)

Revenue by Phase in Well’s Lifecycle:
Production Services	$567,249	$554,097	$557,327
Drilling and Evaluation Services	342,268	322,632	276,825
Total revenue by phase in well’s life cycle	$909,517	$876,729	$834,152

7. ACCOUNTS RECEIVABLE

The following table summarizes the accounts receivable of the Company as of the period end dates set forth below (in US$ thousands):

	December 31, 2022	December 31, 2021
Trade receivables	$161,373	$132,467
Less: allowance for credit losses	(12,664)	(2,052)
Total	$148,709	$130,415

Trade receivables relate to the sale of services, for which credit is extended based on the Company’s evaluation of the customer’s creditworthiness. The gross contractual amounts of trade receivables at December 31, 2022 and December 31, 2021 were $161.4 million and $132.5 million, respectively. The movement in the allowance for credit losses is as follows (in US$ thousands):

	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020

Allowance for credit losses at beginning of period	$(2,052)	$(1,722)	$(1,843)
CECL Accounting Standard Adoption (Note 3)	(2,773)	-	-
(Increase) decrease to allowance for the period	(8,185)	(769)	(261)
(Recovery) write-off of credit losses	346	439	382
Allowance for credit losses at end of period	$(12,664)	$(2,052)	$(1,722)

The Company’s allowance for credit losses at December 31, 2022, includes $9.4 million related to the application of the CECL accounting standard.

8. SERVICE INVENTORIES

The following table summarizes the service inventories for the period end dates as set forth below (in US$ thousands):

	December 31,	December 31,
	2022	2021

Spare parts	$64,006	$65,883
Chemicals	46,515	27,981
Total	$110,521	$93,864

9. PROPERTY, PLANT, & EQUIPMENT

Property, plant and equipment, net of accumulated depreciation, of the Company consists of the following as of the period end dates set forth below (in US$ thousands):

	Estimated Useful Lives (in years)	December 31, 2022	December 31, 2021
Buildings and leasehold improvements	5 to 25	$52,442	$41,782
Drilling rigs, plant and equipment	1 to 15	677,263	565,730
Office equipment (furniture and fixtures) and tools	3 to 10	15,937	15,570
Vehicles and cranes	5 to 10	15,756	15,434
Less: Accumulated depreciation		(323,325)	(233,609)
Land		11,664	11,664
Capital work in progress		11,324	8,935
Total		$461,061	$425,506

The Company recorded depreciation expense of $97.0 million, $104.1 million, and $104.8 million for the years ended December 31, 2022, December 31, 2021, and December 31, 2020, respectively, in the Consolidated Statement of Operations.

10. GOODWILL, INTANGIBLE, AND OTHER ASSETS

Goodwill

Changes in the carrying amount of goodwill of the Company between December 31, 2021, and December 31, 2022, are as follows (in US$ thousands):

	Production Services	Drilling and Evaluation Services	Goodwill
Balance as of December 31, 2021	$459,710	$185,385	$645,095
Purchase price adjustments from Action Business Combination	-	-	-
Balance as of December 31, 2022	$459,710	$185,385	$645,095

Intangible assets subject to amortization, net

The following is the weighted average amortization period for intangible assets of the Company subject to amortization (in years):

Amortization
Customer contracts & relationships	10.0
Trademarks and trade names	7.9
Total intangible assets	9.7

The details of our intangible assets subject to amortization are set forth below (in US$ thousands):

	December 31, 2022			December 31, 2021
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount

Customer contracts & relationships	$153,500	$(61,477)	$92,023	$153,500	$(46,054)	$107,446
Trademarks and trade names	25,940	(15,049)	10,891	25,940	(11,770)	14,170
Total intangible assets	$179,440	$(76,526)	$102,914	$179,440	$(57,824)	$121,616

The aggregate amortization expense remaining for each of the five years subsequent to December 31, 2022, is $18.6 million for 2023, $18.6 million for 2024, $18.6 million for 2025, $16.8 million for 2026, and $15.4 million for 2027.

Equity method investments

On July 1, 2022, NESR acquired a minority stake in WDVGE, a premier Reservoir Characterization and G&G laboratory and consulting business formed from the merger of W. D. Von Gonten Laboratories LLC and W. D. Von Gonten & Co. Petroleum Engineering Consulting.

The following table presents our investments at the dates indicated (in US$ thousands):

	Segment	Ownership	December 31, 2022
W. D. Von Gonten Engineering LLC	Production Services	46.2%	$16,086

On the date of acquisition of the WDVGE investment, the Company recorded a $4.2 million liability to Other current liabilities related to a provision (the “Buyer Stock Adjustment Amount”) in one of the underlying Membership Interest Purchase Agreements that provided that either the Sellers return a portion of the consideration paid, or the Company pay incremental consideration, based on NESR’s ability to regain its current filing status with the Securities and Exchange Commission (“SEC”) and NESR’s share price at the Due Date, December 31, 2022. Subsequently, on December 29, 2022, the Due Date was amended to June 30, 2023. As the Company judged on December 31, 2022, that the likelihood of regaining current filing status by June 30, 2023, and thus a settlement payment by either party was remote, the liability associated with the Buyer Stock Adjustment Amount was remeasured to $0 (zero) million and adjusted to Other income / (expense), net, as of year-end 2022.

The following table presents earnings (loss) from equity investments for the periods indicated (in US$ thousands):

	Segment	6 months ended December 31, 2022
W. D. Von Gonten Engineering LLC	Production Services	$42.7

Summarized combined financial information for our equity method investments is as follows for the periods indicated (amounts represent 100% of investee financial information in US$ thousands):

December 31, 2022
Balance Sheet data:
Current assets	$4,484
Noncurrent assets	21,392
Total assets	$25,876

Current liabilities	$2,837
Other liabilities	15,171
Combined equity	7,868
Total liabilities and combined equity	$25,876

6 months ended December 31, 2022
Statement of operations data:
Revenue	$10,035
Operating (loss) / income	(350)
Net (loss) / income	92

An equity method investment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. These circumstances can include evidence that the investor does not have the ability to recover the carrying amount of the investment and/or the inability of the investee to sustain earnings. The Company is closely monitoring the performance and outlook for WDVGE as compared to the projections made when the Company originally made its WDVGE Investment. If the Company determines that an other-than-temporary impairment (“OTTI”) has occurred, the Company will recognize a charge to earnings, for the difference between the carrying amount of the WDVGE Investment and its fair value, as of the date of the OTTI.

Other investments

To date, the Company has not made significant expenditures on research and development activities aside from making strategic investments and partnerships with companies to expand the ESG Impact and Drilling & Evaluation portfolios. These six investments are individually insignificant but total $14.2 million and $7.6 million as of December 31, 2022, and December 31, 2021, respectively. The Company accounts for these under ASC 321, Investments - Equity Securities, and they are recorded at cost as none of the investments have readily determinable fair values. The Company monitors recent transactions in these investments as well as other information that may indicate that impairments have occurred. For the years ended December 31, 2022, December 31, 2021, or December 31, 2020, no impairments, or other downward revisions in the value of these investments, have been recorded.

11. LEASING

Our leasing activities primarily consist of operating leases for administrative offices, manufacturing facilities, research centers, service centers, sales offices and certain equipment.

The following table presents components of lease expense (in US$ thousands):

Year ended
December 31, 2022
Components of lease expense:
Finance lease cost:
Amortization of right-of-use assets	$3,595
Interest on lease liabilities	390
Operating lease cost	7,142
Short-term lease (1)	136,818
Sublease income	(54)
Total lease expense	$147,891

(1)	Leases with a term of one year or less, including leases with a term of one month or less.

For the years ended December 31, 2021, and December 31, 2020, total rental expenses were $134.1 million and $144.1 million, respectively. Total interest expense incurred on capital leases was $1.0 million and $1.7 million for the years ended December 31, 2021, and 2020, respectively.

Amounts recognized in the Consolidated Balance Sheet (in US$ thousands):

As of December 31, 2022
Components of balance sheet:
Operating leases:
Operating lease right-of-use assets (non-current)	$29,970
Current portion of operating lease liabilities	6,263
Operating lease liabilities (non-current)	25,051
Finance leases:
Property, plant and equipment, net (non-current)	$7,176
Other current liabilities	2,268
Other liabilities (not current)	192

As of December 31, 2021, the total recorded liability for capital leases was $6.6 million, with $4.4 million classified as a short-term obligation within Other current liabilities, and $2.2 million classified as a long-term obligation within Other liabilities in the Consolidated Balance Sheet.

Year ended
December 31, 2022
Other supplemental information (in US$ thousands except percentages):
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used by operating leases	$6,662
Operating cash flows used by finance leases	390
Financing cash flows used by finance leases	3,108
Noncash investing and financing activities:
Right-of-use assets obtained in exchange for lease obligations on adoption of ASC 842:
Operating leases	$33,651
Finance leases	10,771
Right-of-use assets obtained in exchange for lease obligations during the year ended December 31, 2022:
Operating leases	1,945
Finance leases	-
Derecognition of prepaid rent upon adoption of ASC 842	93
Derecognition of prepaid rent during the year ended December 31, 2022:	683
Derecognition of tenant improvements upon adoption of ASC 842	362
Weighted-average remaining lease term:
Operating leases	14.29 years
Finance leases	1.35 years
Weighted-average discount rate for leases:
Operating leases	7.39%
Finance leases	5.88%

As of December 31, 2022, maturities of our lease liabilities are as follows (in US$ thousands):

	Operating Leases	Finance Leases
Year:
2023	$6,967	$2,402
2024	5,383	203
2025	4,958	-
2026	2,972	-
2027	2,567	-
Thereafter	34,481	-
Total lease payments	57,328	2,605
Less: imputed interest	(26,014)	(145)
Total	$31,314	$2,460

As of December 31, 2021, future minimum lease commitments under non-cancellable operating leases with initial or remaining terms of one year or more, for each of the five years in the period ending December 31, 2026 were $5.0 million, $2.7 million, $2.0 million, $1.2 million and $1.3 million, respectively, and $2.8 million in the aggregate thereafter.

Future minimum lease payments and future interest payments under non-cancellable equipment capital leases at December 31, 2021, were payable as follows (in US$ thousands):

	As of December 31, 2021
	Future Minimum Lease Payments	Future Interest Payments	Total Payments
Within 1 year	$4,385	$536	$4,921
1-2 years	2,247	195	2,442
2-3 years	-	-	-
3-4 years	-	-	-
4-5 years	-	-	-
After 5 years	-	-	-
Total	$6,632	$731	$7,363

12. DEBT

Long-term debt

The Company’s long-term debt obligations consist of the following (in US$ thousands):

	December 31, 2022	December 31, 2021

Secured Term Loan	$430,000	$430,000
Secured Revolving Credit Facility	10,000	80,000
CIB Long-Term Debt		-
Borrowings from Long-Term 24 Month Working Capital Facilities	11,942	17,502
Less: unamortized debt issuance costs	(6,727)	(9,983)
Total loans and borrowings	445,215	517,519
Less: current installments	(53,352)	(8,755)
Long-term debt, net of unamortized debt issuance costs and excluding current installments	$391,863	$508,764

2021 Secured Facilities Agreement

On November 4, 2021, the Company entered into a $860.0 million Secured Facilities Agreement (the “2021 Secured Facilities Agreement”) with Arab Petroleum Investments Corporation (“APICORP”), HSBC Bank Middle East Limited (“HSBC”), Mashreqbank PSC and Saudi British Bank acting as initial mandated lead arrangers, HSBC acting as bookrunner and global agent, HSBC and Mashreqbank PSC acting as coordinator, Saudi British Bank and Mashreqbank PSC acting as security agents, and NPS Bahrain for Oil & Gas Wells Services WLL, Gulf Energy SAOC, Energy Oilfield Supplies DMCC and National Petroleum Technology Company as borrowers. Upon consummation of this transaction, the Company settled its existing debt obligations under the 2019 Secured Facilities Agreement. The refinancing was treated as a modification for accounting purposes with only third-party costs charged to the Consolidated Statements of Operations for the year ended December 31, 2021. Deferred debt issuance costs totaling $8.6 million and $10.5 million as of December 31, 2022 and December 31, 2021, respectively, have been assigned ratably to the term, revolving and working capital facilities and will be amortized to interest expense over periods of 6, 4, and 1 year(s), respectively. The amounts are shown as contra liabilities in the accompanying Consolidated Balance Sheets.

The $860 million Secured Facilities Agreement consists of a $430 million term loan due by November 4, 2027 (the “Term Loan” or “Secured Term Loan”), a $80.0 million revolving credit facility due by November 4, 2025 (“RCF” or “Secured Revolving Credit Facility”), and a $350 million working capital facility that renews annually by mutual agreement of the Lenders and the Company. Borrowings under the Term Loan and RCF facilities incur interest at the rate of three-month LIBOR for U.S. dollar denominated borrowings or SIBOR for Saudi Arabia Riyal borrowings plus 2.6% to 3.0% per annum, varying based on the Company’s Net Debt / EBITDA ratio as defined in the 2021 Secured Facilities Agreement. As of December 31, 2022, and December 31, 2021, this resulted in interest rates of 7.64% and 2.96%, respectively, for U.S. dollar denominated borrowings, and interest rates of 8.60% and 3.44%, respectively, for Saudi Arabian Riyal borrowings. No payments were due on the Term Loan until the first quarter of 2023 with final settlement by November 4, 2027. The Term Loan permits prepayment but once repaid, amounts may not be redrawn. As of December 31, 2022, and December 31, 2021, the Company had drawn $430.0 million and $430.0 million, respectively, of the Term Loan, and $10.0 million and $80.0 million, respectively, of the RCF.

The RCF was obtained for general corporate and working capital purposes including capital expenditure related requirements and acquisitions (including transaction related expenses). The RCF requires the payment of a commitment fee each quarter. The commitment fee is computed at the rate of 0.65% per annum based on the average daily amount by which the borrowing base exceeds the outstanding borrowings during each quarter. Under the terms of the RCF, the final settlement is due by November 4, 2025. The Company is permitted to make any prepayment under this RCF in multiples of $5.0 million during this 4-year period up to November 4, 2025. Any unutilized balances from the RCF can be drawn down again during the 4-year tenure at the same terms. As of December 31, 2022, and December 31, 2021, the Company had $70.0 million and $0.0 million, respectively, available to be drawn under the RCF.

The 2021 Secured Facilities Agreement also includes a working capital facility of $350.0 million and $350.0 million as of December 31, 2022, and December 31, 2021, respectively, for issuance of letters of guarantee and letters of credit and refinancing letters of credit into debt over a period of no more than two years, which carries an interest rate equal to three-month LIBOR for U.S. dollar denominated borrowings or SIBOR for Saudi Arabia Riyal borrowings, for the applicable interest period, plus a margin of 1.25% to 1.5% per annum. As of December 31, 2022, and December 31, 2021, the Company had utilized $252.9 million and $223.1 million, respectively, under this working capital facility and the balance of $97.1 million and $126.9 million, respectively, was available to the Company.

The Company has also retained legacy bilateral working capital facilities from HSBC totaling $10.6 million and $18.6 million at December 31, 2022 and December 31, 2021, respectively, in Qatar ($10.3 million at December 31, 2022, $10.3 million at December 31, 2021), in the UAE ($0.2 million at December 31, 2022, and $8.2 million at December 31, 2021) and in Kuwait ($0.1 million at December 31, 2022 and $0.1 million at December 31, 2021). As of December 31, 2022, and December 31, 2021, the Company had utilized $4.7 million and $11.7 million, respectively, under this working capital facility and the balance of $5.9 million and $6.9 million, respectively, was available to the Company.

Utilization of the working capital facilities under both the legacy HSBC arrangement and 2021 Secured Facilities Agreement comprises letters of credit issued to vendors, guarantees issued to customers, vendors, and others, and short-term borrowings used to settle letters of credit. Once a letter of credit is presented for payment by the vendor, the Company at its election can settle the letter of credit from available cash or leverage short-term borrowings available under both the legacy HSBC arrangement and 2021 Secured Facilities Agreement that will be repaid quarterly over a period of up to two years. Until a letter of credit is presented for payment by the vendor, it is disclosed as an off-balance sheet obligation. For additional discussion of outstanding letters of credit and guarantees, see Note 15, Commitments and Contingencies.

The 2021 Secured Facilities Agreement includes covenants that specify maximum leverage (Net Debt / EBITDA) up to 3.50, minimum debt service coverage ratio (Cash Flow / Debt Service) of at least 1.25, and interest coverage (EBITDA / Interest) of at least 4.00. Since April 30, 2022 to the date of this filing, the Company has received waivers from its lenders related to compliance with certain financial and nonfinancial covenants.

CIB Long-Term Debt

As part of the SAPESCO Business Combination, the Company assumed a $21.0 million debt obligation with Commercial International Bank (“CIB,” and collectively, “CIB Long-Term Debt”). Under the terms of its arrangement with CIB, the Company repaid $11.0 million of this balance during 2020 with the remaining $10.0 million settled during 2021 as part of the 2021 Secured Facilities Agreement refinancing.

Short-term debt

The Company’s short-term debt obligations consist of the following (in US$ thousands):

	December 31,	December 31,
	2022	2021

Other short-term borrowings from working capital facilities	$91,747	$78,807
Less: unamortized debt issuance costs	(1,862)	(488)
Short-term debt, excluding current installments of long-term debt	$89,885	$78,319

Short-term borrowings primarily consist of financing for capital equipment and inventory purchases.

CIB Short-Term Debt

The Commercial International Bank Short-Term Debt facilities (collectively, “CIB Short-Term Debt”) include a $1.5 million U.S. Dollar time loan facility, a E£2 million Egyptian Pound time loan facility, and a E£10 million Egyptian pound time loan overdraft facility, and $8.8 million U.S. dollars in letters of guarantee. Each CIB Short-Term Debt borrowing matures three months from the date of borrowing. There was no balance outstanding for the CIB Short-Term Debt as of December 31, 2022, or 2021.

The U.S. Dollar time loan facility accrues interest at 2.25% per annum over 3 months LIBOR plus 50 basis points per annum of the Highest Monthly Debit Balance (“HMDB”) commission. The Egyptian Pound time loan and overdraft facilities accrue interest at 0.75% per annum over the Central Bank of Egypt’s Corridor Offer Rate plus 50 basis points per annum HMDB commission.

As of December 31, 2022, and December 31, 2021, the CIB Short-Term Debt resulted in an interest rate of 0% and 2.3%, respectively, for U.S. Dollar denominated balances, and 0% and 10.0%, respectively, for Egyptian Pound denominated balances. As of December 31, 2022, the Company had utilized $0 (zero) million of the U.S. Dollar time loan facility, E£0 (zero) million of the Egyptian Pound time loan facility, and E£0 (zero) million of the Egyptian pound time loan overdraft facility, and $4.4 million in letters of guarantee, with the balances of $1.5 million, E£2 million, E£10 million, and $4.4 million, respectively, available to the Company. As of December 31, 2021, the Company had utilized $0 (zero) million of the U.S. Dollar time loan facility, E£0 (zero) million of the Egyptian Pound time loan facility, and E£0 (zero) million of the Egyptian pound time loan overdraft facility, and $6.4 million in letters of guarantee, with the balances of $1.5 million, E£2.0 million, E£10 million, and $5.1 million (of $11.5 million), respectively, available to the Company.

ABK Short-Term Debt

The Al Ahli Bank of Kuwait working capital and overdraft facilities (collectively, “ABK Short-Term Debt”) mature nine months from the date of borrowing. The ABK Short-Term Debt facilities included a $3.0 million U.S. Dollar time loan facility and $0.2 million U.S. dollars in letters of guarantee. The ABK Short-Term Debt accrues interest at 1.65% per annum over the Central Bank of Egypt’s Corridor Offer Rate. As of December 31, 2021, this resulted in an interest rate of 11%. As of December 31, 2021, the Company had utilized $0 (zero) million of the ABK Short-Term Debt facility and $0.1 million in letters of guarantee with $3.0 million and $0.1 million, respectively, available to the Company. There are no financial covenants associated with the ABK Short-Term Debt. The ABK Short-Term Debt was settled and the facility was terminated during 2022.

Other debt information

Scheduled principal payments of long-term debt for periods subsequent to December 31, 2022 are as follows (in US$ thousands):

2023	$53,345
2024	66,097
2025	74,500
2026	64,500
2027	193,500
Thereafter	-
Total	$451,942

13. EMPLOYEE BENEFITS

Defined benefit plans

The following tables set out the funded status of the end-of-service indemnities employees receive under one of the five benefit structures the Company and its subsidiaries offer to its employees and the amounts recognized in the Company’s financial statements as of December 31, 2022, and 2021 (in thousands):

	December 31, 2022	December 31, 2021
Change in benefit obligations
Benefit obligations at the beginning of the year	$27,410	$24,941
Actuarial (gain) / loss	(1,128)	(69)
Service cost	4,876	4,545
Interest cost	675	482
Benefits paid	(3,519)	(3,021)
Benefit obligation acquired in business combination	-	532
Benefit obligations at the end of the year	28,314	27,410
Current benefit obligation	3,932	3,876
Non-current benefit obligation	24,382	23,534
Benefit obligation at the end of the year	28,314	27,410
Change in plan assets
Fair value of plan assets at the beginning of the year	-	-
Employer contributions	3,519	3,021
Benefits paid	(3,519)	(3,021)
Plan assets at the end of the year	-	-
Unfunded status	$28,314	$27,410

Net cost for the years ended December 31, 2022, 2021, and 2020, comprises the following components (in thousands):

	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020
Service cost	$4,876	$4,545	$3,487
Interest cost	675	482	583
Actuarial (gain)/loss	(1,128)	(69)	2,243
Other	-	-	-
Net cost	$4,423	$4,958	$6,313

The weighted-average assumptions used to determine benefit obligations as of December 31, 2022 and 2021 are set out below:

	December 31, 2022	December 31, 2021
Discount rate	5.00%	2.25%
Rate of increase in compensation levels:	4.5-5%	3-5%

The discount rate has been set with regard to the market yields on high quality corporate bonds as of December 31, 2022 for the measurements as of December 31, 2022 (and as of December 31, 2021 for the measurements as of December 31, 2021) of duration broadly consistent with the duration of the benefit obligations. The primary yield curve for the purpose of this comparison has been the ‘FTSE Above Median Double-A Curve’.

The weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31, 2022 and 2021 are set out below:

	December 31, 2022	December 31, 2021
Discount rate	2.25%	1.75%
Rate of increase in compensation levels:	4.5-5%	3-5%

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards.

The following illustrates the sensitivity to changes in discount rate, holding all other assumptions constant, for in the Company’s benefit obligations (in thousands):

Change in assumption:	Benefit obligation at the end of the year
100 basis point decrease in discount rate	+$	1,720
100 basis point increase in discount rate	-$	(1,529)

The Company has no regulatory requirement to fund these benefits in advance and intends to pay benefits directly as they fall due. As of December 31, 2022, the Company has no plan assets to invest.

Accumulated benefit obligation was $15.8 million and $15.6 million as of December 31, 2022 and 2021, respectively.

The following reflect expected future benefit payments (in thousands):

Year ending
December 31, 2022
2023	$5,232
2024	$4,952
2025	$4,704
2026	$4,776
2027	$4,671
2028 through 2032	$21,525

The expected benefits are based materially on the same assumptions used to measure the Company’s benefit obligations as of December 31, 2021.

Defined contribution plans

The Company also provides a defined contribution retirement plan and occupational hazard insurance for Omani employees. Contributions to a defined contribution retirement plan and occupational hazard insurance for Omani employees in accordance with the Omani Social Insurances Law are recognized as an expense in the Consolidated Statements of Operations as incurred. Total contributions for the years ended December 31, 2022, 2021, and 2020, were $3.8 million, $3.7 million, and $3.3 million, respectively.

14. INCOME TAXES

NESR is a holding company incorporated in the British Virgin Islands, which imposes a zero percent statutory corporate income tax rate on income generated outside of the British Virgin Islands. The subsidiaries operate in multiple tax jurisdictions throughout the MENA region where statutory tax rates generally vary from 10% to 40%. In the British Virgin Islands, the statutory rate is effectively 0% as tax is not applied on extra territorial activity.

	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020

Domestic	$(8,726)	$(183)	$(4,151)
Foreign	(21,075)	(60,396)	33,246
(Loss) / Income before income tax	$(29,801)	$(60,579)	$29,095

Income tax (expense) / benefit

The components of the income tax (expense) / benefit (benefit), all of which is foreign, are as follows (in US$ thousands):

	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020

Current tax expense	$16,880	$16,129	$15,781
Deferred tax expense (benefit)	(10,261)	(12,140)	(3,241)
Income tax expense / (benefit)	$6,619	$3,989	$12,540

Deferred taxes have been recognized for temporary differences and carryforwards that will have effects on income taxes payable or receivables in future years. The components of net deferred tax liabilities and assets are as follows (in US$ thousands):

	As of
	December 31, 2022	December 31, 2021

Deferred Tax Assets
Property, plant and equipment	$4,644	$4,252
Net operating loss carryforward	26,514	18,056
Temporary differences due to restatement (Note 4)	-	5,166
Total deferred tax assets	31,158	27,474
Less: valuation allowance	(10,042)	(8,582)
Deferred tax assets, net of valuation allowance	$21,116	$18,892

Deferred Tax Liabilities
Property, plant and equipment	$(4,335)	$(4,086)
Intangible assets	(15,408)	(18,528)
Temporary differences due to restatement (Note 4)	-	(5,166)
Total deferred tax liabilities	(19,743)	(27,780)
Net deferred tax asset / (liability)	$1,373	$(8,888)

The Company has $257 million of tax operating loss carryforwards comprised of $188 million reported in Saudi Arabia, which can be indefinitely carried forward, and $69 million reported in other countries that generally expire between 2023 and 2027.

Deferred tax assets are reduced by valuation allowances. As of December 31, 2022, and 2021, valuation allowances of $10.0 million and $8.6 million relate to deferred tax assets for net operating loss carryforwards. Changes in the Company’s estimates and assumptions used to determine the valuation allowance, including any changes in applicable tax laws or tax rates, may impact the Company’s ability to recognize the underlying deferred tax assets and could require future adjustments to the valuation allowances. The $1.5 million and $0.4 million increase in the valuation allowance in 2022 and 2021, respectively, is mainly on account of operating loss carryforwards generated in the current year not qualifying for recognition as the Company does not believe these operating loss carryforwards will be utilized prior to expiration. The movement in 2022 includes an increase of $1.8 million and a utilization of $0.3 million to the beginning-of-the-year valuation allowances due to a change in assumption on recoverability of the deferred tax assets by the Company. The movement in 2021 includes an increase of $1.5 million and a utilization of $1.1 million to the beginning-of-the-year valuation allowances due to a change in assumption on recoverability of the deferred tax asset by the Company. Further, deferred tax assets in the table above, for operating loss carryforwards as of December 31, 2022, and 2021, have been presented net of an unrecognized tax benefit for likely disallowances of $24.0 million and $18.3 million, respectively.

Deferred tax liabilities on Property, plant and equipment of $4.3 million and $4.1 million at December 31, 2022, and 2021, respectively, include an unrecognized tax benefit of $3.6 million and $3.6 million, respectively.

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

Income Tax Rate Reconciliation

The difference between the reported amount of income tax (expense) / benefit and the amount that would result from applying the British Virgin Islands statutory rate is shown in the table below (in thousands). In the British Virgin Islands, the statutory rate is effectively 0% as income tax is not applied on extra territorial activity. For the United Arab Emirates, the statutory rate on our operations is also 0%.

	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020 (As restated, Note 4)

Income tax at statutory rate (BVI and UAE 0%)	$-	$-	$-
Foreign tax rate differential	(1,498)	(6,981)	5,510
Tax effect of adjustments to prior years current tax expense	-	(997)	(1,206)
Tax effect of adjustments to prior years deferred taxes	-	-	-
Reversal of tax liability on expiration of limitation period	-	-	-
Effect of changes in valuation allowances	(1,460)	1,391	3,300
Unrecognized tax benefits	9,577	10,576	4,936
Other	-	-	-
Income tax expense / (benefit)	$6,619	$3,989	$12,540

The foreign tax rate differential relates to differences between the income tax rates in effect in the foreign countries in which the Company operates, which can vary significantly, and the Company’s statutory tax rate of 0%. Income tax (benefit)/ expense for the years ended December 31, 2022 and 2021, include $0.8 million and $0.4 million, respectively, of penalties and interest associated with the Company’s unrecognized tax benefits.

Unrecognized Tax Benefits

The Company records estimated accrued interest and penalties related to an underpayment of income taxes in income tax (expense) / benefit. As of December 31, 2022, and 2021, the Company had $61.1 million and $51.0 million, respectively, of unrecognized tax benefits, excluding estimated accrued interest and penalties of $2.9 million and $2.0 million, respectively, which are included in Other Long-Term Liabilities in the Consolidated Balance Sheet. There are no timing differences or other items that have indirect effects included in the unrecognized tax benefits and as such all $64.0 million of the net unrecognized tax benefits as of December 31, 2022, would affect the effective tax rate if recognized.

A summary of activity related to the net unrecognized tax benefits is as follows:

	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020 (As restated, Note 4)

Balance at beginning of period	$51,002	$33,336	$24,974
Additions from tax positions adjusted in purchase accounting	-	-	-
Additions from tax positions related to the current period	16,953	26,916	10,825
Additions from tax positions related to prior periods	-	311	27
Reductions from tax positions related to earlier periods	(5,485)	(8,512)	(762)
Reductions on account of statute expiry	-	-
Settlement of tax positions	(1,355)	(1,049)	(1,728)
Balance at end of period	$61,115	$51,002	$33,336

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

The Company’s tax returns for year 2017 and subsequent years for all major jurisdictions remain subject to examination by tax authorities. The Company is currently subject to or expects to be subject to income tax examinations in various jurisdictions where the Company operates or has previously operated. If any tax authority successfully challenges the Company’s tax positions, including, but not limited to, tax positions related to the tax consequences of various intercompany transactions, the taxable presence of the Company’s subsidiaries in a given jurisdiction, the basis of taxation in a given jurisdiction (such as deemed profits versus net-filing basis), or the applicability of relevant double tax treaty benefits to certain transactions; or should the Company otherwise lose a material tax dispute in any jurisdiction, the Company’s income tax liability could increase substantially and the Company’s earnings and cash flows from operations could be materially adversely affected.

15. COMMITMENTS AND CONTINGENCIES

Capital expenditure commitments

The Company was committed to incur capital expenditures of $38.4 million and $36.7 million at December 31, 2022, and December 31, 2021, respectively. Substantially all of the commitments outstanding as of December 31, 2022, are expected to be settled during 2023.

Other commitments

The Company purchases certain property, plant, and equipment using seller-provided installment financing with payment terms extending to 24 months. As of December 31, 2022, and December 31, 2021, the Company recorded $11.6 million and $8.5 million, respectively, in Accounts payable for amounts due using seller-provided installment financing.

The Company had outstanding letters of credit amounting to $26.4 million and $40.1 million as of December 31, 2022, and December 31, 2021, respectively.

In the normal course of business with customers, vendors and others, the Company has entered into off-balance sheet arrangements, such as surety bonds for performance, and other bank issued guarantees which totaled $132.4 million and $105.6 million as of December 31, 2022, and December 31, 2021, respectively. The Company has also entered into cash margin guarantees totaling $3.6 million and $4.4 million at December 31, 2022, and December 31, 2021, respectively. A liability is accrued when a loss is both probable and can be reasonably estimated. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on the Company’s consolidated financial statements.

As of December 31, 2022, and December 31, 2021, the Company had liabilities of $2.0 million and $2.0 million, respectively, on the Consolidated Balance Sheet included in the line item “Other liabilities,” reflecting various liabilities associated with the 2014 acquisition of NPS Bahrain by NPS Holdings Limited.

Legal proceedings

The Company is involved in certain legal proceedings which arise in the ordinary course of business and the outcomes of which are currently subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss are difficult to ascertain. Consequently, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of these disputes. The Company is contesting these claims/disputes and the Company’s management currently believes that it is not required to recognize a provision because they are not probable or reasonably estimable and any impacts are not expected to have a material impact on the Company’s business, financial condition, results of operations, or liquidity.

16. SHARE-BASED COMPENSATION

In 2018, the NESR shareholders approved the 2018 Long Term Incentive Plan (the “LTIP”). A total of 5,000,000 ordinary shares are reserved for issuance under the LTIP. Grants to members of the Company’s Board of Directors are time-based and vest ratably over a 1-year period. Grants to Company employees are time-based and with limited exceptions, vest ratably over a 3-year period.

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

The following tables set forth the LTIP activity for the periods indicated (in US$ thousands, except share and per share amounts):

	Year ended
	December 31, 2022		December 31, 2021		December 31, 2020
	Number of Restricted Shares	Weighted Average Value per Share	Number of Restricted Shares	Weighted Average Value per Share	Number of Restricted Shares	Weighted Average Value per Share
Unvested at Beginning of Period	2,248,699	$9.58	2,038,662	$7.38	1,502,690	$10.25
Granted	1,011,040	$8.76	1,413,335	$11.67	1,194,905	$5.30
Vested	(1,064,774)	$9.38	(940,032)	$8.04	(590,264)	$10.18
Forfeited	(118,648)	$9.25	(263,266)	$9.20	(68,669)	$9.55
Unvested at End of Period	2,076,317	$10.10	2,248,699	$9.58	2,038,662	$7.38

At December 31, 2022, there were 14,828 restricted stock units awarded to 39 participants that were vested but not yet issued by the stock transfer agent. The issuance of these vested restricted stock units is subject to the participants setting up their participant accounts with the stock transfer agent. Additionally, during 2022, 53,429 previously vested shares, issued to members of the Board of Directors, were cancelled by the Board of Directors.

At December 31, 2022 and 2021, the Company had unrecognized compensation expense of $12.4 million and $14.0 million, respectively, related to unvested LTIP to be recognized on a straight-line basis over a weighted average remaining period of 1.72 years and 1.99 years, respectively. Stock-based compensation has been recorded in the Consolidated Statements of Operations as follows (in US$ thousands):

	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020

Cost of Services	$4,466	$4,632	$3,521
Selling, general and administrative expenses (excluding Amortization)	4,803	5,127	4,311
Net cost	$9,269	$9,759	$7,832

17. EQUITY

Common Stock

The Company is authorized to issue an unlimited number of ordinary shares, no par value, and preferred shares, no par value. The Company’s ordinary shares are entitled to one vote for each share. As of December 31, 2022 and December 31, 2021, there were 94,012,752 and 91,366,235, respectively, ordinary shares outstanding.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares divided into five classes with designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. As of December 31, 2022, and December 31, 2021, there were no preferred shares issued or outstanding.

Public and Private Warrants

As of both December 31, 2022, and December 31, 2021, there were 35,540,380 Public Warrants outstanding. Each Public Warrant entitles the registered holder to purchase one-half of one ordinary share at a price of $5.75 per half share at any time commencing on July 6, 2018 (30 days after the completion of the NPS/GES Business Combination). The Public Warrants must be exercised for whole ordinary shares. The Public Warrants were initially set to expire on June 6, 2023 (five years after the completion of the NPS/GES Business Combination) but were subsequently extended to June 6, 2025, by vote of the Company’s Board of Directors during 2022.

The Company reserves the right to call the Public Warrants at any time prior to its exercise with a notice of call in writing to the holders of record of the Warrant, giving at least 30 days’ notice of such call, at any time while the Public Warrants are exercisable, if the last sale price of the Company’s ordinary shares has been at least $21.00 per share on each of 20 trading days within any 30 trading day period (the “30-day trading period”) ending on the third business day prior to the date on which notice of such call is given and if, and only if, there is a current registration statement in effect with respect to the Company’s ordinary shares underlying the Public Warrants commencing five business days prior to the 30-day trading period and continuing each day thereafter until the date of redemption. The call price of the Public Warrants is to be $.01 per warrant. Any Public Warrant either not exercised or tendered back to the Company by the end of the date specified in the notice of call shall be canceled on the books of the Company and have no further value except for the $.01 call price.

From their initial sale in May of 2017 until May of 2020, the Company also had Private Warrants outstanding. The Company’s Private Warrants were distinguished from the Company’s Public Warrants exclusively for their unique cashless exercise and limited redemption features. The Private Warrants retained these features for as long as they were held by our Sponsor, NESR Holdings, Ltd. Periodically between December of 2018 and May of 2020, NESR Holdings, Ltd. sold its Private Warrants, at which time the Company’s Private Warrants were converted into Public Warrants. As of both December 31, 2022, and December 31, 2021, there were no Private Warrants outstanding.

The Company has accounted for its Public and Private Warrants in accordance with ASC 480, Distinguishing Liabilities from Equity. Public Warrants both at inception and in subsequent periods were classified as equity. Upon applying the correction of warrant accounting discussed in Note 4, Private Warrants were both initially and subsequently measured at fair value with changes in fair value recognized in earnings. The Private Warrants were determined to be within the scope of liability accounting due to provisions that could result in different settlement amounts depending upon the characteristics of the holder of the Private Warrant. As the Private Warrants were converted into Public Warrants, the corresponding liability was reclassified to Common Stock and Additional Paid-in Capital on the Company’s Consolidated Balance Sheets.

18. EARNINGS PER SHARE

Under ASC 260, Earnings per Share, entities that have issued securities other than common stock that participate in dividends with common stock (i.e., participating securities) are required to apply the two-class method to compute earnings per share (“EPS”). The two-class method is an earnings allocation method under which EPS is calculated for each class of common stock and participating security considering both dividends declared (or accumulated) and participation rights in undistributed earnings as if all such earnings had been distributed during the period. The dilutive effect of each participating security is calculated using the more dilutive of the following approaches:

●	The treasury stock method, reverse treasury stock method, if-converted method or contingently issuable share method, as applicable, provided a participating security or second class of common stock is a potential common share

●	The two-class method, assuming a participating security or second class of common stock is not exercised or converted

Prior to December 31, 2022, the Company had participating shares as RSUs granted until the end of 2019 had the right to participate in dividends. The last of these RSUs vested during 2022. For the year-ended December 31, 2020, the Company utilized the more punitive of the treasury stock method or two-class method to determine dilutive earnings per share. For the years-ended December 31, 2022, and 2021, the Company utilized only the treasury stock method. For the December 31, 2022, computation, there were no participating securities outstanding. For the December 31, 2021, computation, participating securities do not participate in losses and thus the two-class method was not applicable.

Years ended December 31, 2022, December 31, 2021, and December 31, 2020

The following tables provides a reconciliation of the data used in the calculation of basic and diluted ordinary shares outstanding for the years ended December 31, 2022, December 31, 2021, and December 31, 2020 (in US$ thousands except shares and per share amounts):

Date	Transaction Detail	Change in Shares	Year ended December 31, 2022, Weighted Average Ordinary Shares Outstanding
December 31, 2021	Beginning Balance		91,366,235
February 23, 2022	Restricted Stock Vesting	32,868	28,005
March 16, 2022	Restricted Stock Vesting	279,493	222,063
March 17, 2022	Restricted Stock Vesting	74,000	58,592
March 18, 2022	Restricted Stock Vesting	242,727	191,522
March 19, 2022	Restricted Stock Vesting	316,775	249,081
July 1, 2022	WDVGE - NESR ordinary share consideration	1,650,000	827,260
August 14, 2022	Restricted Stock Vesting	50,654	19,290
December 31, 2022	Ending Balance		92,962,048

Date	Transaction Detail	Change in Shares	Year ended December 31, 2021, Weighted Average Ordinary Shares Outstanding
December 31, 2020	Beginning Balance		87,777,553
June 1, 2020	SAPESCO - NESR ordinary share consideration (issued January 14, 2021) (1)	2,237,000	2,237,000
December 31, 2020	SAPESCO - Additional Earn-Out Shares (issued January 14, 2021) (2)	145,039	145,039
February 23, 2021	Restricted Stock Vesting	87,905	74,900
March 16, 2021	Restricted Stock Vesting	316,781	251,689
March 18, 2021	Restricted Stock Vesting	288,329	227,503
December 31, 2020	SAPESCO - Contingently Issuable Shares (contingency resolved at December 31, 2020) (3)	150,434	150,434
March 31, 2021	SAPESCO - Contingently Issuable Shares (contingency resolved at March 31, 2021; issued on June 8, 2021) (3)	113,215	85,299
June 8, 2021	SAPESCO - Customer Receivables Earn-Out Shares (contingency resolved and issued both on June 8, 2021) (3)	2,962	1,672
August 14, 2021	Restricted Stock Vesting	242,017	92,166
November 19, 2021	Restricted Stock Vesting	5,000	575
December 31, 2021	Ending Balance		91,043,830

(1)	Contingently issuable shares are included in basic EPS only when there is no circumstance under which those shares would not be issued; as such 2,237,000 shares issued in the quarter ended March 31, 2021, pursuant to the SAPESCO Sale & Purchase Agreement, have been included in basic earnings per share since June 1, 2020.
(2)	Contingently issuable shares are included in basic EPS only when there is no circumstance under which those shares would not be issued; as such 145,039 shares, relating to the quarter ended March 31, 2021, issuance of Additional Earn-Out Shares pursuant to the SAPESCO Sale & Purchase Agreement, have been included in basic earnings per share since December 31, 2020.
(3)	Contingently issuable shares are included in basic EPS only when there is no circumstance under which those shares would not be issued; as such 266,611 shares, relating primarily to the actual/expected 2021 issuance of Customer Receivables Earn-Out Shares pursuant to the SAPESCO Sale & Purchase Agreement, have been included in basic earnings per share since the conditions for issuance were satisfied.

Date	Transaction Detail	Change in Shares	Year ended December 31, 2020, Weighted Average Ordinary Shares Outstanding
December 31, 2019	Beginning Balance		87,187,289
March 18, 2020	Restricted stock vesting	307,932	242,307
June 1, 2020	NESR ordinary share consideration to be issued in SAPESCO transaction (Note 5) (1)	2,237,000	1,307,973
August 14, 2020	Restricted stock vesting	282,332	107,224
December 31, 2020	Contingently issuable shares to be issued in SAPESCO transaction (Note 5) (2)	295,473	808
December 31, 2020	Ending Balance		88,845,601

(1)	Contingently issuable shares are included in basic EPS only when there is no circumstance under which those shares would not be issued; as such 2,237,000 shares issued in 2021 pursuant to the Sale & Purchase Agreement for SAPESCO, have been included in basic earnings per share since June 1, 2020.
(2)	Contingently issuable shares are included in basic EPS only when there is no circumstance under which those shares would not be issued; as such 295,473 shares, relating primarily to the expected 2021 issuance of Additional Earn-Out Shares and Customer Receivables Earn-Out Shares pursuant to the Sale & Purchase Agreement for SAPESCO, have been included in basic earnings per share as the conditions for issuance were satisfied as of December 31, 2020.

	December 31, 2022			December 31, 2021			December 31, 2020 (As restated, Note 4)
	Net (loss) / income to Ordinary Shareholders	Weighted-average ordinary shares outstanding	EPS	Net (loss) / income to Ordinary Shareholders	Weighted-average ordinary shares outstanding	EPS	Net (loss) / income to Ordinary Shareholders	Weighted-average ordinary shares outstanding	EPS

Basic EPS - ordinary shares	$(36,420)	92,962,048	$(0.39)	$(64,568)	91,043,830	$(0.71)	$16,555	88,845,601	$0.19
Restricted stock units		-			-			272,275
Antidilution sequencing - subtotal	(36,420)	92,962,048	(0.39)	(64,568)	91,043,830	(0.71)	16,555	89,117,876	0.19
Decrease/(increase) in the fair value of the warrants							$(557)
35,540,380 Public Warrants @ $5.75 per half share		-			-
Diluted EPS - ordinary shares	$(36,420)	92,962,048	$(0.39)	$(64,568)	91,043,830	$(0.71)	$15,998	89,117,876	$0.18

For the years ended December 31, 2022 and 2021, both potentially dilutive restricted stock units and public warrants had no impact on the determination of dilutive earnings per share as these potential ordinary shares were antidilutive as the Company reported net losses for both annual periods.

For the year ended December 31, 2020, warrants that could be converted into as many as 35,540,380 ordinary shares were excluded from common shares as they were antidilutive based on the average share-price during the for the year. In addition to these warrants, the Company also had 1,724,832 restricted stock units excluded from common shares for the year ended December 31, 2020, as they were also assumed repurchased through the impact of unrecognized share-based compensation cost.

19. FAIR VALUE ACCOUNTING

The Company measures and records liabilities for its Private Warrants (note 17) and the Buyer Stock Adjustment Amount derivative liability (note 10) at fair value in the accompanying financial statements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability, an exit price, in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value, includes:

●	Level 1 – Observable inputs for identical assets or liabilities such as quoted prices in active markets;
●	Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable; and
●	Level 3 – Unobservable inputs in which little or no market data exists, which are therefore developed by the Company using estimates and assumptions that reflect those that a market participant would use.

The following tables present the Company’s fair value hierarchy for its financial liabilities measured at fair value on a recurring basis:

As of December 31, 2022
	Level 1	Level 2	Level 3	Total
Liabilities:
Liability for Buyer Stock Adjustment Amount derivative (Note 10)	$-	$-	$-	$-
Liability for Private Warrants (Note 17)	-	-	-	-

As of December 31, 2021
	Level 1	Level 2	Level 3	Total
Liabilities:
Liability for Private Warrants (Note 17)	$-	$-	$-	$-

The Company’s Private Warrants and Buyer Stock Adjustment Amount derivative are included as Level 3 measurements in the tables above. The fair value of the Company’s Private Warrant liability was calculated using the Black-Scholes model. The fair value of the Company’s Buyer Stock Adjustment Amount derivative liability was calculated using the Monte Carlo simulation analysis.

The change in fair value of the Company’s Level 3 measurements is as follows:

	Year-to-date period ended
	December 31, 2022	December 31, 2021	December 31, 2020 (As restated, Note 4)
Beginning Balance	$-	$-	$(557)
Initial accounting for Buyer Stock Adjustment Amount derivative liability (Note 10)	(4,236)	-	-
Change in Buyer Stock Adjustment Amount derivative liability (Note 10)	4,236	-	-
Change in Private Warrant liability	-	-	557
Ending Balance	$-	$-	$-

The Company’s other financial instruments consist of cash and cash equivalents, accounts receivable, unbilled revenue, accounts payable, leases, contingent consideration assumed in the Action transaction (Note 5), and loans and borrowings. The fair value of the Company’s other financial instruments approximates the carrying amounts represented in the accompanying Consolidated Balance Sheets, primarily due to their short-term nature. The fair value of the Company’s long-term borrowings also approximates the carrying amounts as these loans are carrying interest at the market rate.

20. RELATED PARTY TRANSACTIONS

Mubbadrah Investment LLC (“Mubbadrah”)

GES leases office space in a building it owns in Muscat, Oman to Mubbadrah along with other Mubbadrah group entities (collectively, the “Mubbadrah group entities”). GES charges rental income to the Mubbadrah group entities for the occupation of the office space, based on usage. Rental income charged by GES to the Mubbadrah group entities amounted to $0.3 million, $0.2 million, and $0.2 million for the years ended December 31, 2022, 2021, and 2020, respectively, in the Consolidated Statements of Operations. The outstanding balances from the Mubbadrah group entities were payables of $0.4 million and $0.4 million at December 31, 2022, and December 31, 2021, respectively.

Heavy Equipment Manufacturing & Trading LLC (“HEMT”)

HEMT is a majority owned by Mubbadrah Group. HEMT is engaged by various subsidiaries of GES for services such as fabrication, manufacturing and maintenance of tools and equipment. HEMT has charged GES $0.1 million, $0.1 million, and $0.1 million for the years ended December 31, 2022, 2021, and 2020, respectively, in relation to these services. As of December 31, 2022, and December 31, 2021, $0.6 million and $0.5 million remains receivable from HEMT.

Prime Business Solutions LLC (“PBS”)

PBS is majority owned by Mubbadrah Group and is involved in the development and maintenance of Enterprise Resource Planning (“ERP”) systems.

PBS developed and implemented the GEARS (ERP) system used by one of the Company’s subsidiaries under December 31, 2021, and is currently engaged to maintain it. Charges totaling $0.3 million, $0.5 million, and $1.0 million for the years ended December 31, 2022, 2021, and 2020, respectively, in the Consolidated Statements of Operations, for maintenance fees. As of December 31, 2022, and December 31, 2021, $1.1 million and $0.8 million remains payable to PBS.

Nine Energy Service, Inc. (“Nine”)

The Company purchased $0.8 million, $1.2 million, and $0.8 million for the years ended December 31, 2022, 2021, and 2020, respectively, of products and rentals from Nine. One of the Company’s directors, Andrew Waite, also serves as a director of Nine. As of December 31, 2022, and December 31, 2021, the Company had total liabilities of $0.2 million and $0.5 million, respectively, on its Consolidated Balance Sheets related to these purchases.

Basin Holdings US LLC (“Basin”)

The Company purchased $0.6 million, $0.7 million, and $2.1 million for the years ended December 31, 2022, 2021, and 2020, respectively, of products and rentals from Basin. One of the Company’s directors, Antonio J. Campo Mejia, also serves as a director of Basin. As of December 31, 2022, and December 31, 2021, the Company had total liabilities of $0.2 million and $0.1 million, respectively, on its Consolidated Balance Sheets, related to these purchases.

21. REPORTABLE SEGMENTS

Operating segments are components of an enterprise where separate financial information is available and that are evaluated regularly by the Company’s CODM in deciding how to allocate resources and in assessing performance. The Company reports segment information based on the “management” approach and its CODM is its Chief Executive Officer.

The Company’s services are similar to one another in that they consist of oilfield services and related offerings, whose customers are oil and gas companies. The results of operations of the service offerings are regularly reviewed by the CODM for the Company for the purposes of determining resource and asset allocation and assessing performance. The Company has determined that it has two reportable segments, Production Services and Drilling and Evaluation Services. The CODM evaluates the operating results of its reportable segments primarily based on revenue and segment operating (loss) / income. Segment operating (loss) / income does not include general corporate expenses, such as corporate overhead (costs incurred at the Company’s global and regional headquarter locations), share-based compensation, and transaction and integration costs, as these expenses are not allocated to the Company’s reportable segments and not reported to the Company’s CODM.

Production Services that are offered depend on the well life cycle in which the services may fall. They include, but are not limited to, the following types of service offerings: hydraulic fracturing, coil tubing, stimulation and pumping, cementing, nitrogen services, filtration services, pipelines and industrial services, production assurance, artificial lift services, and completions.

Drilling and Evaluation Services generates its revenue from the following service offerings: rigs and integrated services, fishing and downhole tools, thru-tubing intervention, tubular running services, directional drilling, drilling fluids, pressure control, well testing services, wireline logging services, and slickline services.

In January 2021, the Company announced an Environmental, Social, and Corporate Governance IMPACT (“ESG IMPACT”) initiative to develop a portfolio of product lines and services aimed to mitigate climate change, enhance water management and conservation, and minimize environmental waste in the industry. These innovative energy solutions so far include methane detection and control, flare capture and re-use, and water treatment and re-use. The results of ESG IMPACT were not material to our Consolidated Statements of Operations for the year ended December 31, 2022.

The Company’s operations and activities are located within certain geographies, primarily the MENA region, as well as in Malaysia, Indonesia and India.

Revenue from operations

	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020 (As restated, Note 4)
Reportable Segment:
Production Services	$567,249	$554,097	$557,327
Drilling and Evaluation Services	342,268	322,632	276,825
Total revenue from external customers	$909,517	$876,729	$834,152

Long-lived assets

	As of
	December 31, 2022	December 31, 2021
Reportable Segment:
Production Services	$239,958	$253,215
Drilling and Evaluation Services	173,520	133,691
Total Reportable Segments	413,478	386,906
Unallocated assets	47,583	38,600
Total long-lived assets	$461,061	$425,506

Unallocated assets mainly comprise of buildings and leasehold improvements in the countries which supports both the segments in the normal course of business.

Total segment operating (loss) / income

	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020
Reportable Segment:
Production Services	$28,717	$(1,858)	$56,180
Drilling and Evaluation Services	33,473	(1,238)	24,295
Total Reportable Segments	62,190	(3,096)	80,475
Unallocated expenses	(63,107)	(40,236)	(45,197)
Total Operating income / (loss)	(917)	(43,332)	35,278
Interest expense, net	(34,126)	(15,174)	(15,879)
Gain/(loss) on Private Warrant Liability	-	-	557
Other income / (expense), net	5,242	(2,073)	9,139
(Loss) / income before income tax	(29,801)	(60,579)	29,095

Unallocated expenses for the years ended December 31, 2022, December 31, 2021, and December 31, 2020, mainly include payroll and compensation costs for headquarters’ employees, professional and legal expenses relating to audit firms, consulting firms and legal counsel, and depreciation charges on headquarters’ offices and leasehold improvements.

Revenue by geographic area

	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020 (As restated, Note 4)
Geographic Area:
Domestic (British Virgin Islands)	$-	$-	$-
MENA	893,635	865,917	822,606
Rest of World	15,882	10,812	11,546
Total revenue	$909,517	$876,729	$834,152

Long-lived assets by geographic area

	As of
	December 31, 2022	December 31, 2021
Geographic area:
Domestic (British Virgin Islands)	$-	$-
MENA	443,967	408,089
Rest of World	17,094	17,417
Total long-lived assets	$461,061	$425,506

Significant customers

Revenues from four customers individually accounted for 40%, 9%, 7% and 7% of the Company’s consolidated revenues in the year ended December 31, 2022, 51%, 10%, 7% and 4% of the Company’s consolidated revenues in the year ended December 31, 2021, and 58%, 12%, 4% and 3% of the Company’s consolidated revenues in the year ended December 31, 2020.

