Form 20-F
period 2023-12-31
National Energy Services Reunited Corp.
filed 2024-04-30
CIK 1698514

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF

1934

For the fiscal year ended December 31, 2023

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

(1) Our ordinary shares and warrants (as defined below) were delisted from Nasdaq effective as of April 28, 2023, and, on the date of this Annual Report, are quoted on the OTC Pink Market under the symbols “NESR” and “NESRW”, respectively, on an “unsolicited only” basis.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

As of December 31, 2023, there were [94,996,397] ordinary shares and [35,540,380] warrants outstanding.

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

2

3

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (this “Annual Report”) contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Any and all statements contained in this Annual Report that are not statements of historical fact may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this Annual Report may include, without limitation, statements regarding our expectations related to our plans and ability to regain listing of our securities on Nasdaq or another national or international stock exchange, our ability to implement our remediation plan in connection with the material weakness in our internal control over financial reporting, the plans and objectives of management for future operations, projections of income or loss, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, our future financial performance, including any such statement contained in a discussion and analysis of financial condition by management or in the results of operations included pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”), expansion plans and opportunities, completion and integration of acquisitions and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon our current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which we have no control over, including the impact of the extent of any material weakness or significant deficiencies in our internal control over financial reporting and any action taken by the SEC including potential fines or penalties arising out of the SEC inquiry. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation:

●	Changing commodity prices, market volatility and other market trends that affect our customers’ demand for our services;

●	Public health crises and other catastrophic events;

●	The level of capital spending by our customers;

●	Political, market, financial and regulatory risks, including those related to the geographic concentration of our operations and customers;

●	Our operations, including maintenance, upgrades and refurbishment of our assets, may require significant capital expenditures, which may or may not be available to us;

●	Operating hazards inherent in our industry and the ability to secure sufficient indemnities and insurance;

●	Our ability to successfully integrate acquisitions;

●	Competition, including for capital and technological advances; and

●	Other risks and uncertainties set forth in Part I, Item 3D, “Risk Factors” included in this Annual Report.

Readers are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. We disclaim any obligation to update the forward-looking statements contained in this Annual Report to reflect any new information or future events or circumstances or otherwise, except as required by law. Readers should read this Annual Report in conjunction with the discussion under Part I, Item 3D, “Risk Factors” included in this Annual Report, our consolidated financial statements and the related notes thereto included in this Annual Report, other documents which we may furnish from time to time with the SEC, and other announcements we may make from time to time.

BASIS OF THIS ANNUAL REPORT ON FORM 20-F

On June 6, 2018, National Energy Services Reunited Corp. (“NESR,” the “Company,” “we,” “our,” “us” or similar terms) acquired all of the issued and outstanding equity interests of NPS Holdings Limited (“NPS”) and Gulf Energy S.A.O.C. (“GES” and, together with NPS, the “Subsidiaries”) (collectively, the “NPS/GES Business Combination”). On June 1, 2020, and May 5, 2021, respectively, NESR further expanded its footprint within the Middle East and North Africa (“MENA”) region when its NPS subsidiary acquired Sahara Petroleum Services Company S.A.E. (“SAPESCO”) and specific oilfield service lines of Action Energy Company W.L.L. (“Action”) (collectively with the NPS/GES Business Combination, the “Business Combinations”). On July 1, 2022, NESR acquired a minority stake in W. D. Von Gonten Engineering LLC (“WDVGE” or the “WDVGE Investment”) a premier Reservoir Characterization and Geological & Geophysical (“G&G”) laboratory and consulting business formed from the merger of W. D. Von Gonten Laboratories LLC and W. D. Von Gonten & Co. Petroleum Engineering Consulting. See Note 4, Business Combinations, and Note 9, Goodwill, Intangible, and Other Assets, to the consolidated financial statements included in Item 18, “Financial Statements,” of this Annual Report for further discussion of our most recent acquisitions and investments.

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

Risk Factor Summary

Risks Related to Our Business and Operations

●	Our securities were delisted from Nasdaq, which has had and may continue to have a material adverse effect on our business and the trading and price of our securities.

●	Trends in oil and natural gas prices affect the level of exploration, development, and production activity of our customers and the demand for our services and products, which could have a material adverse effect on our business, results of operations, and financial condition.

●	Our business is dependent on capital spending by our customers, and reductions in capital spending could have a material adverse effect on our business, results of operations, and financial condition.

●	Our assets require capital for maintenance, upgrades and refurbishment and we may require significant capital expenditures for new equipment.

●	The geographic concentration of our operations and customers exposes us to the risks of the regional economy and other regional adverse conditions.

●	We operate in multiple countries across the Middle East, North Africa, and Asia. Therefore our operations will be subject to political and economic instability and risk of government actions that could have a material adverse effect on our business, results of operations, and financial condition.

●

Physical dangers are inherent in our operations and may expose us to significant potential liability and losses. Personnel and property may be harmed during the process of drilling for oil and natural gas.

●

If we do not effectively or efficiently integrate the operations of businesses or companies we acquire, including the integration of the operations of our Subsidiaries, our future growth will be limited.

●	We compete in a highly competitive industry, and many of our competitors are larger than us and have greater resources than we do.

●	The inability to keep pace with technology developments could adversely affect our ability to maintain or grow market share.

Financial, Regulatory, Legal and Compliance Risks

●	The matters identified in our Annual Report on Form 20-F for the year ended December 31, 2022, relating to restatement of our previously issued audited financial statements as of and for the year-ended December 31, 2020, may affect investor confidence and raise reputational issues and may subject us to additional risks and uncertainties, including increased professional costs and the increased risk from legal proceedings and regulatory inquiries.

●	We continue to have material weaknesses in our internal control over financial reporting which we are in the process of remediating. If the material weaknesses persist or if we fail to develop or maintain an effective system of internal control, we may not be able to report our financial results accurately or prevent fraud, which could have a material adverse effect on our business, ordinary shares, results of operations and/or financial condition.

●	Impairment in the carrying value of goodwill could result in the incurrence of impairment charges.

●	We may not be fully indemnified against financial losses in all circumstances where damage to or loss of property, personal injury, death or environmental harm occur.

●	We operate in multiple countries and earn revenue in different currencies and as such may be exposed to risks arising from fluctuating exchange rates and currency control restrictions, which may limit our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries or to repatriate assets from some countries.

●	Changes in or new interpretations of tax laws could impact the determination of our income tax liabilities for a tax year.

●	Lack of consolidation of our fiscal results in a taxpaying jurisdiction prevents offsetting some losses against taxable profits.

●	The owners of NESR ordinary shares are subject to tax risks due to the possibility of changes in tax rules and regulations in foreign countries.

●	If our Subsidiaries are unable to comply with the restrictions and covenants in their debt agreements, they could default under the terms of such agreements, which could result in an acceleration of repayment.

●	To service our indebtedness, we may require a significant amount of cash, and our ability to generate cash will depend on many factors beyond our control.

●	Our borrowings under our various loan agreements and other financing arrangements expose us to interest rate risk and such arrangements also include restrictive covenants that may impact our Subsidiaries’ ability to make distributions to us.

●

We are exposed to the credit risk of our customers and counterparties, and delay, non-payment, and/or non-performance by our customers could have an adverse effect on our financial condition, results of operations, or cash flows.

●	Limitations on our ability to protect our intellectual property rights, including our trade secrets, could cause a loss in revenue and any competitive advantage.

●	We may be subject to litigation if another party claims that we have infringed upon such third party’s intellectual property rights.

●	Environmental compliance costs and liabilities could reduce our earnings and cash available for operations.

●	We could be subject to substantial liability claims, which could adversely affect our financial condition, results of operations, and cash flows.

●	Demand for our products and services could be reduced by existing and future legislation or regulations.

●	Increased attention to climate change, ESG matters and conservation measures by regulators and investors may adversely impact our business.

●	Some of our customers require bids for contracts in the form of long-term, fixed pricing contracts that require us to assume additional risks associated with cost over-runs, operating cost inflation, labor availability and productivity, supplier and contractor pricing and performance, and potential claims for liquidated damages.

●	Our failure to comply with complex United States of America (“U.S.”) and foreign laws and regulations could have a material adverse effect on our operations.

●	We and U.S. persons working for us are subject to sanctions and export control regimes adopted by the United States and other jurisdictions.

●	Our operations in the Middle East and other countries could require us to incur additional costs in order to comply with U.S., United Kingdom (“UK”) and European Union (“EU”) sanctions-related regulations restricting or prohibiting activities with certain individuals and entities.

●	We are subject to litigation risks that may not be covered by insurance.

●	We may be unable to obtain or renew permits necessary for our operations, which could inhibit our ability to do business.

●	We might require additional equity or debt financing to fund operations and/or future acquisitions.

Risks Related to Our Capital Structure

●	The market price of our ordinary shares and warrants may decline.

●	If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our securities adversely, the price and trading volume of our ordinary shares and warrants could decline.

●	We are a holding company. Our sole material asset is our equity interest in our Subsidiaries and we are accordingly dependent upon distributions from them to cover our corporate and other overhead expenses.

●	Future sales of our ordinary shares could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

●

Because we currently have no plans to pay cash dividends on our ordinary shares, you may not receive any return on investment unless you sell your ordinary shares for a price greater than that what you paid for it.

●	There is no guarantee that the Public Warrants will be in the money, and they may expire worthless.

●	We may redeem Public Warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making their warrants worthless.

Other Risks Associated with Our Business

●	Cybersecurity risks and threats could adversely affect our business.

●	We depend on our suppliers to provide services and equipment in a timely manner and any delays, interruptions or failures by suppliers could expose us to increased costs or inability to meet contractual obligations.

●	We have engaged in related party transactions, the termination of which may inhibit business, and such transactions present possible conflicts of interest that could have an adverse effect on us.

●	The loss or unavailability of any of our executive officers or other key employees could have a material adverse effect on our business.

●	Our growth potential and ability to operate could be materially and adversely affected if we cannot employ and retain technical personnel at a competitive cost.

●	An investment in our securities may result in uncertain U.S. federal income tax consequences.

●	Substantially all of our assets are located outside the United States; therefore, investors may not be able to enforce U.S. federal securities laws or their other legal rights.

●	As a foreign private issuer in the United States, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

●	We are not subject to the supervision of the Financial Services Commission of the British Virgin Islands and so our shareholders are not protected by any regulatory inspections in the British Virgin Islands.

●	Investors may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited, because we are formed under British Virgin Islands law.

●	Our amended and restated memorandum and articles of association permit the Board of Directors by resolution to create additional classes of securities, including shares with rights, preferences, designations and limitations as they determine which may have an anti-takeover effect.

Risk Factors

Risks Relating to Our Business and Operations

Our securities were delisted from Nasdaq, which has had and may continue to have a material adverse effect on our business and the trading and price of our securities.

Our ordinary shares and warrants were delisted from Nasdaq effective April 28, 2023. As at the date of the filing of this Annual Report, the Company’s securities are quoted on the OTC Markets Pink Open Market (“OTC Pink Market”) on an “unsolicited only” basis.

The OTC Pink Market is a regulated quotation service that displays real-time quotes, last-sale prices and volume information in the over-the-counter equity securities and provides significantly less liquidity than a listing on the Nasdaq Stock Markets or other national securities exchange. OTC Pink Market securities are traded by a community of market makers that enter quotes and trade reports. This market is limited in comparison to the national stock exchanges and any prices quoted may not be a reliable indication of the value of our securities. Quotes for securities included on the OTC Pink Market are not listed in the financial sections of newspapers as are those for the Nasdaq Stock Market or the NYSE. Therefore, prices for securities traded solely on the OTC Pink Market may be difficult to obtain.

Trading on the OTC Pink Market as opposed to a national securities exchange had resulted and may continue to result in a reduction in some or all of the following, each of which could have a material adverse effect on the price of our securities and our company:

●	liquidity of our securities;

●	the market price of our securities;

●	more difficult and more expensive financings in the future; our ability to obtain financing to support our operations and the implementation of our business plan;

●	decreased ability to issue additional securities or obtain additional financing in the future;

●	loss of exemption under U.S. state securities registration requirements, which may require us to comply with applicable U.S. state securities laws;

●	the number of institutional and other investors that will consider investing in our securities;

●	the number of market markers in our securities;

●	the availability of information concerning the trading prices and volume of our securities; and

●	the number of broker-dealers willing to execute trades in our securities.

In addition, the market price of our securities could be subject to wide fluctuations in response to:

●	actual or anticipated fluctuations in our results of operations;

●	the sale by us of our ordinary shares or other securities, or the anticipation of sales of such securities;

●	the trading volume of our securities, particularly if such volume is light;

●	the introduction of new products or services, or product or service enhancements by us or our competitors;

●	announcements of significant acquisitions or other agreements by us or our competitors;

●	sales or anticipated sales of our securities by our officers and directors;

●	conditions and trends in our industry;

●	changes in our pricing policies or the pricing policies of our competitors;

●	changes in the estimation of the future size and growth of our markets; and

●	general economic conditions.

The stock market in general, and the OTC Pink Market in particular, have experienced extreme price and volume fluctuations that in some cases may be unrelated or disproportionate to the operating performance of companies. These broad market and industry factors may materially harm the market price of our securities, regardless of our operating performance. In addition, this volatility could adversely affect an investor’s ability to sell our securities and/or the available price for such securities, at any given time.

We plan to seek to relist our ordinary shares and warrants on Nasdaq as soon as practicable through the normal relisting application process. However, we cannot assure you that we will list our securities successfully on Nasdaq or another national securities exchange, or that once listed, our securities will remain listed thereon. An active trading market for the Company’s securities may never develop or, if developed, it may not be sustained. You may be unable to sell your ordinary shares and/or warrants unless an active market for such securities can be established and sustained.

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

	Highest Closing Price	Lowest Closing Price
2021	$85.76	$50.36
2022	133.18	76.02
2023	97.10	71.03

A prolonged reduction in oil and natural gas prices could lead to depressed levels of exploration, development, and production activity and could have a material adverse effect on our business, results of operations and financial condition. Even the perception of longer-term lower oil and natural gas prices by oil and natural gas companies can result in the reduction or deferral of major expenditures given the long-term nature of many large-scale development projects.

Factors affecting the prices of oil and natural gas include:

●	the global and regional level of supply and demand for oil and natural gas including liquefied natural gas imports and exports;

●	governmental regulations, including the policies of governments regarding the exploration for and production and development of their oil and natural gas reserves, including environmental regulations;

●	increased attention to ESG matters and conservation measures may adversely impact the oil and natural gas industry;

●	weather conditions, natural disasters, and public health crises and threats;

●	worldwide political, military, and economic conditions;

●	the ability or willingness of the Organization of the Petroleum Exporting Countries (“OPEC”) and the expanded alliance known as OPEC+ (“OPEC+”) to set and maintain oil production levels and quotas and member country compliance with quotas;

●	the level of oil and natural gas production by non-OPEC+ countries;

●	oil refining capacity and shifts in end-customer preferences toward fuel efficiency and the use of natural gas;

●	the cost of producing and delivering oil and natural gas;

●	technological advances affecting energy consumption; and

●	potential acceleration of the development of alternative fuels.

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

The oil and natural gas industry has historically experienced periodic downturns, which have been characterized by diminished demand for our products and services and downward pressure on the prices that we are able to charge. Sustained market uncertainty can also result in lower demand and pricing for our products and services. A significant industry downturn, sustained market uncertainty, or increased availability of economical alternative energy sources could result in a reduction in demand for our products and services, which could adversely affect our business, financial condition, results of operations, cash flows and prospects. With respect to national oil company (“NOC”) customers, we are also subject to risk of policy, regime, currency and budgetary changes, all of which may affect our customers’ capital expenditures.

Our assets require capital for maintenance, upgrades and refurbishment and we may require significant capital expenditures for new equipment.

Our revenue is generated principally from providing services and related equipment as well as renting tools and equipment. Our tools and equipment require capital investment in maintenance, upgrades and refurbishment to maintain our competitiveness. To the extent we are unable to fund such projects, we may have less equipment available for service or our equipment may not be attractive to potential or current customers. Additionally, increased demand, competition, advances in technology within our industry, and/or new emissions control, safety or other regulatory requirements in the geographies that we operate in may require us to update or replace existing equipment. Such demands on our capital or reductions in demand for our equipment and the increase in cost to maintain labor necessary for such maintenance and improvement, in each case, could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations.

The geographic concentration of our operations and customers exposes us to the risks of the regional economy and other regional adverse conditions. The credit risks of our concentrated customer base in the energy industry could result in losses. In addition, we depend on a small number of customers for a significant portion of our revenues. Therefore, the loss of any of these customers could result in a decline in our revenues and adversely affect our financial condition, results of operations or cash flows.

Our operations and our primary customers are located in the Middle East and North Africa and all are in the energy industry. Most of our customers are NOCs. Given the importance of NOCs, which dominate the petroleum industry in our countries of operation, our business is more susceptible to regional economic, budgetary and political conditions than other, more geographically diversified competitors. Any changes in market conditions, unforeseen circumstances, or other events affecting the area in which our assets are located could have a material adverse effect on our business, operating result, and financial condition.

Revenues from four customers individually accounted for 44%, 8%, 7% and 5% of the Company’s consolidated revenues in the year ended December 31, 2023, 40%, 9%, 7% and 7% of the Company’s consolidated revenues in the year ended December 31, 2022, and 51%, 10%, 7% and 4% of the Company’s consolidated revenues in the year ended December 31, 2021. Under the terms of our customer contracts, there is a risk of termination of one or more of such contracts and/or a lack of engagement in the same manner, or to the same level, as has been the case historically. The loss of all or even a portion of the business from a major customer, the failure to extend or replace the contracts with a major customer, or the extension or replacement of such contracts on less favorable terms, as a result of competition or otherwise, could adversely affect our financial condition, results of operations or cash flows.

We operate in multiple countries across the Middle East, North Africa, and Asia. Therefore, our operations will be subject to political and economic instability and risk of government actions that could have a material adverse effect on our business, results of operations, and financial condition.

We are exposed to risks inherent in doing business in each of the countries in which we operate. Our operations are subject to various risks unique to each country that could have a material adverse effect on our business, results of operations, and financial condition. With respect to any particular country, these risks may include but are not limited to:

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

Due to the unsettled political conditions in many oil-producing countries, our operations, revenue, and profits may be subject to the adverse consequences of war, the effects of terrorism, civil unrest, strikes, currency controls, and governmental actions. These and other risks described above could result in the loss of our personnel or assets, cause us to evacuate our personnel from certain countries, cause us to increase spending on security, cause us to cease operating in certain countries, disrupt financial and commercial markets, including the supply of and pricing for oil and natural gas, disrupt the supply of equipment required to operate in a country, result in labor shortages and generate greater political and economic instability in some of the geographic areas in which we operate. Any possible reprisals as a consequence of military or other action, such as acts of terrorism in the Middle East, could have a material adverse effect on our business, results of operations, and financial condition.

Physical dangers are inherent in our operations and may expose us to significant potential liability and losses. Personnel and property may be harmed during the process of drilling for oil and natural gas.

Drilling for and producing hydrocarbons, and the associated products and services that we provide, include inherent dangers that may lead to property damage or damage to geological formations, personal injury or loss of life, or the discharge of hazardous materials into the environment. Many of these events are outside our control. Typically, we provide products and services at a well site where our personnel and equipment are located together with personnel and equipment of our customer and third parties, such as other service providers. At many sites, we depend on other companies and personnel to conduct drilling operations in accordance with appropriate safety standards. From time to time, personnel are injured or equipment or property is damaged or destroyed as a result of accidents, failed equipment, faulty products or services, failure of safety measures, uncontained formation pressures or other dangers inherent in drilling for oil and natural gas. Any of these events can be the result of human error. With increasing frequency, our products and services are deployed on more challenging prospects both onshore and offshore, where the occurrence of the types of events mentioned above can have an even more catastrophic impact on people, equipment and the environment. These risks could expose us to substantial liability for personal injury, wrongful death, property damage, loss of oil and natural gas production, pollution and other environmental damages and could expose us to a variety of claims, losses and remedial obligations. In addition, interruption of customer activity as a result of such events could adversely affect our financial condition, results of operations and cash flows.

If we do not effectively or efficiently integrate the operations of businesses or companies we acquire, our future growth will be limited.

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

The oilfield service industry is subject to the introduction of new drilling and completion techniques, services using new technologies, and emissions control requirements that could yield service innovations, some of which may be subject to patent or other intellectual property protections. Some of these new technologies may be disruptive and lead to the rapid replacement of existing technologies. We intend to introduce and integrate new technologies and procedures used by North American and European based oilfield service companies; however, we cannot be certain that we will be able to develop and implement new technologies or services on a timely basis or at an acceptable cost. The oilfield service industry is highly competitive and dominated by a few large players that have resources to invest in new technologies. Our ability to continually provide competitive technology and services can impact our ability to maintain or increase prices for our services, maintain market share, and negotiate acceptable contract terms with our customers. If we are unable to continue to acquire or develop competitive technology or deliver it to our customers in a timely and cost-competitive manner in the various markets we serve, it could adversely affect our financial condition, results of operations, and cash flows.

Financial, Regulatory, Legal and Compliance Risks

The matters identified in our Annual Report on Form 20-F for the year ended December 31, 2022, relating to restatement of our previously issued audited financial statements as of and for the year-ended December 31, 2020, may affect investor confidence and raise reputational issues and may subject us to additional risks and uncertainties, including increased professional costs and the increased risk from legal proceedings and regulatory inquiries.

As a consequence of the matters discussed in our Annual Report on Form 20-F for the year ended December 31, 2022, we have incurred, and may continue to incur, unanticipated costs for professional fees in connection therewith. We also have incurred significant costs in connection with or as a result of the delisting by Nasdaq of our securities in April 2023 (including in connection with communicating with Nasdaq and assessing alternatives for continued trading of our securities in the United States), and our remediation of our material weaknesses in internal control over financial reporting. See “Controls and Procedures” for additional information regarding such material weaknesses and such remediation process. We have become subject to a number of additional risks and uncertainties, including the increased risk from litigation and regulatory inquiries. For example, we are the subject of an ongoing SEC inquiry that could result in financial penalties. We have and will continue to fully cooperate with the SEC inquiry. The SEC advised us that the initiation of a request for information should not be construed as an indication by the SEC or its staff that any violation of the federal securities laws has occurred. At this stage, we are unable to predict when the SEC’s inquiry will conclude or what the consequences may be. Our management believes that the risk of loss in connection with this proceeding will not have a material adverse effect on our financial condition. Any of the foregoing may affect investor confidence in the accuracy of our financial disclosures and may raise reputational risks for our business, both of which could harm our business and financial results.

We continue to have material weaknesses in our internal control over financial reporting which we are in the process of remediating. If the material weaknesses persist or if we fail to develop or maintain an effective system of internal control, we may not be able to report our financial results accurately or prevent fraud, which could have a material adverse effect on our business, ordinary shares, results of operations and/or financial condition.

Effective internal control is necessary for us to provide reliable and accurate financial statements and to effectively prevent fraud. As described in Item 15, “Controls and Procedures,” we have concluded that our internal control over financial reporting and disclosure controls and procedures were not effective as of December 31, 2023, December 31, 2022, and December 31, 2021, due to material weaknesses in our internal control over financial reporting. Our Senior Management failed to set an appropriate tone at the top sufficient to ensure a culture of compliance with the Company’s accounting, finance and internal control policies, including through:

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

As of December 31, 2023, we had goodwill of $645.1 million. We review the carrying value of our goodwill for impairment annually or more frequently if certain indicators are present. In the event we determine that the value of goodwill has become impaired, an accounting charge for the amount of the impairment during the period in which the determination is made may be recognized. While we have not recorded any impairment charge for goodwill for the periods presented in this Annual Report, future changes in our business and operations or external market conditions, among other factors, could require us to record an impairment charge for goodwill, which could lead to decreased assets and reduced income. If a significant write-down is required, the charge could have a material adverse effect on our financial condition and results of operations.

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

Our indemnification arrangements may not protect us in every case. For example, from time to time we may enter into contracts with less favorable indemnities or perform work without a contract that protects us. Our indemnity arrangements may also be held to be overly broad in some courts and/or contrary to public policy in some jurisdictions, and to that extent unenforceable. Additionally, some jurisdictions which permit indemnification nonetheless limit its scope by statute. We may be subject to claims brought by third parties or government agencies with respect to which we are not indemnified. Furthermore, the parties from which we seek indemnity may not be solvent, may become bankrupt, may lack resources or insurance to honor their indemnities or may not otherwise be able to satisfy their indemnity obligations to us. The lack of enforceable indemnification could expose us to significant potential liability and losses.

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

In the future, we may enter into foreign currency hedging contracts to reduce foreign currency volatility. However, we currently do not maintain foreign currency hedging contracts with respect to our foreign currencies, and any contracts we may enter into may not fully mitigate our foreign currency risk, may prove disadvantageous or may create additional risks.

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

Effective January 1, 2018, the Gulf Cooperation Council (“GCC”) countries agreed to impose a value added tax (“VAT”) across the GCC, however, as of year-end 2023 only Bahrain, Saudi Arabia, the United Arab Emirates, and Oman formalized and/or implemented their plans. Under these VAT rules, most goods and services are taxed at rates ranging from 5-15%. Businesses subject to the VAT must keep detailed financial and business records. This includes collecting invoices and accounting for the goods or services bought and sold, as well as the VAT paid and charged going forward.

The Organization of Economic Cooperation and Development (“OECD”), which represents a coalition of member countries, issued various white papers addressing Tax Base Erosion and Jurisdictional Profit Shifting. The recommendations in these white papers are generally aimed at combating what they believe is tax avoidance. Numerous jurisdictions in which we operate have been influenced by these white papers as well as other factors and are increasingly active in evaluating changes to their tax laws. In addition, the OECD has advanced reforms focused on implementing a global minimum tax rate of at least 15% for large multinational corporations on a jurisdiction-by-jurisdiction basis, known as Pillar 2. On October 8, 2021, the OECD announced an accord endorsing and providing an implementation plan for Pillar 2 agreed upon by 136 nations. On December 15, 2022, the European Council formally adopted a European Union directive on the implementation of the plan by January 1, 2024. While the timing of the implementation of the accord is uncertain, when legislation is enacted to implement the accord in the jurisdictions in which we have operations, it could materially increase the amount of taxes we owe, thereby negatively affecting our results of operations and our cash flows from operations.

As noted above, Pillar 2 rules call for a global minimum tax of 15% on a per jurisdiction basis for multi-national enterprises with annual revenues of more than €750.0 million. Therefore, the Company will likely be subject to the global minimum tax but is still analyzing the impact of the new Pillar 2 rules to determine the overall impact to the Company going forward.

Lack of consolidation of our fiscal results in a taxpaying jurisdiction prevents offsetting some losses against taxable profits.

NESR is a British Virgin Islands corporation. NESR is not taxed by the British Virgin Islands on income generated outside of the British Virgin Islands. As a result of our legal entity structure, annual fiscal losses in one of our subsidiaries may not be eligible to be offset against profits in another subsidiary within the same jurisdiction to reduce consolidated tax liabilities.

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

We cannot provide assurance that any additional refinancing or debt restructuring would be possible, that any assets could be sold or that, if sold, the timing of the sales and the amount of proceeds realized from those sales would be favorable to us or that additional financing could be obtained on acceptable terms. Our inability to generate sufficient cash flows to satisfy the debt obligations, or to obtain alternative financing, could materially and adversely affect our business, financial condition, results of operations and prospects. For more information on our outstanding indebtedness and the terms and conditions related thereto, please see Note 11, Debt, to the consolidated financial statements.

Our borrowings under our various loan agreements and other financing arrangements expose us to interest rate risk and such arrangements also include restrictive covenants that may impact our Subsidiaries’ ability to make distributions to us.

Our earnings are exposed to interest rate risk associated with $452.2 million in borrowings under our various loan agreements and other financing arrangements as of December 31, 2023. Each of these arrangements requires the payment of floating interest rates based upon short-term interest rate indices. If interest rates increase, so will our interest costs, which may have a material adverse effect on our financial condition and results of operations.

Additionally, the terms of these financing arrangements, including the restrictive covenants therein, may restrict the ability of our Subsidiaries to make distributions to us, which could materially adversely affect our liquidity and financial condition.

We are exposed to the credit risk of our customers and counterparties, and delay, non-payment, and/or non-performance by our customers could have an adverse effect on our financial condition, results of operations, or cash flows.

We are subject to risks of loss resulting from non-payment or non-performance by our customers and other counterparties. Customers may also delay payments by imposing complex administrative processes, by disputing or rejecting invoices, or through other means. Any increase in the non-payment and non-performance by our customers could adversely affect our financial condition, results of operations, or cash flows. Lower commodity prices may result in a significant reduction in the liquidity of our customers and their ability to make payment or perform on their obligations to us. Furthermore, some of our customers may be leveraged and subject to their own operating and regulatory risks, which increases the risk that they may default on their obligations to us.

Limitations on our ability to protect our intellectual property rights, including our trade secrets, could cause a loss in revenue and any competitive advantage.

Some of our products or services, and the processes they use to produce or provide products and services, constitute trade secrets and confidential know how. We may lose employees who have knowledge of important trade secrets and who may not be prohibited in the relevant countries in which they work from using such trade secrets to compete with us. Our business may be adversely affected if any acquired patents are unenforceable, the claims allowed under their patents are not sufficient to protect our technology, our patent applications are denied, or our trade secrets are not adequately protected. In addition, our competitors may be able to independently develop technology that is similar to the technology used by us without infringing on our patents or gaining access to our trade secrets, which could adversely affect our financial condition, results of operations, and cash flows.

We may be subject to litigation if another party claims that we have infringed upon such party’s intellectual property rights.

The tools, techniques, methodologies, programs and components that we use to provide our services may infringe upon the intellectual property rights of others. Infringement claims may result in significant legal and other costs and may distract our management from running our core business. Royalty payments under licenses from third parties, if available, and developing non-infringing technologies would increase our costs. If licenses were required and not available, we might not be able to continue providing a particular service or product, which could adversely affect our financial condition, results of operations, and cash flows.

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

Some international, national and local governments and agencies have also adopted laws and regulations or are evaluating proposed legislation and regulations that are focused on the extraction of shale gas or oil using hydraulic fracturing. Hydraulic fracturing is a stimulation treatment routinely performed on oil and natural gas wells in low-permeability reservoirs. Specially engineered fluids with proppants are pumped at high pressure and rate into the reservoir interval to be treated, causing cracks in the target formation. Future hydraulic fracturing-related legislation or regulations could limit or ban hydraulic fracturing, or lead to operational delays and increased costs, including for the capture of fugitive methane emissions, and therefore reduce demand for our pressure pumping services. If such additional international, national, or local legislation or regulations are enacted, it could adversely affect our financial condition, results of operations, and cash flows.

Increased attention to climate change, ESG matters and conservation measures by regulators and investors may adversely impact our business.

Increasing attention to climate change, societal expectations on companies to address climate change, investor and societal expectations regarding voluntary ESG disclosures, and consumer demand for alternative forms of energy may result in increased costs, reduced demand for our services, reduced profits, increased investigations and litigation, and negative impacts on our stock price and access to capital markets. Increasing attention to climate change and environmental conservation, for example, may result in demand shifts for oil and natural gas products, additional governmental investigations, and private litigation against oil and natural gas operators. To the extent that societal pressures or political or other factors are involved, it is possible that such liability could be incurred without regard to our causation of or contribution to the asserted damage, or to other mitigating factors. All of these factors have the potential to adversely affect demand for our services, our financial condition, results of operations, and cash flows.

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

Some of our customers require bids for contracts in the form of long-term, fixed pricing contracts that require us to assume additional risks associated with cost over-runs, operating cost inflation, labor availability and productivity, supplier and contractor pricing and performance, and potential claims for liquidated damages.

Some of our customers, primarily NOCs, require bids for contracts in the form of long-term, fixed pricing contracts that require us to provide integrated project management services outside our normal discrete businesses acting as project managers as well as service providers, and require us to assume additional risks associated with cost over-runs. In addition, NOCs often operate in countries with unsettled political conditions, war, civil unrest, or other types of community issues that may also result in cost over-runs, delays, and project losses.

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

We are subject to complex U.S. and foreign laws and regulations, such as the U.S. Foreign Corrupt Practices Act and various other anti-bribery and anti-corruption laws. At this time, the U.K. Bribery Act has not been adopted to apply to British Virgin Islands companies, but does apply to any employees of us or our Subsidiaries that are U.K. citizens or residents, including any British overseas territory citizens, and any subsidiaries formed in the U.K. We or our employees may also be subject to trade controls (including export controls) and trade sanctions laws and regulations that restrict the movement of certain goods and technologies to, and certain operations in, various countries or with certain persons. Thus, our ability to transfer people and products among certain countries and engage in certain transactions or activities will be subject to maintaining required licenses and complying with these laws and regulations. The internal controls, policies and procedures, and employee training and compliance programs we have implemented to deter prohibited practices may not be effective in preventing employees, contractors or agents from violating or circumventing such internal policies or violating applicable laws and regulations. Any determination that we have violated or are responsible for violations of anti-bribery, trade control, trade sanctions or anti-corruption laws could have a material adverse effect on our financial condition and may result in fines and penalties, administrative remedies or restrictions on business conduct, and could have a material adverse effect on our reputation and our business.

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

We and U.S. persons working for us are subject to laws, reporting requirements and sanctions imposed by the United States or by other jurisdictions where we do business that may restrict or even prohibit us, U.S. persons, or certain of our affiliates from doing business in certain countries, with designated companies including in the oil and natural gas sector, or engaging in certain transactions or activities. Countries in the Middle East, Asia, and Africa are among the locations in which the United States, the United Nations, the United Kingdom and the European Union have imposed economic sanctions that restrict or impede contracting and other transactions involving identified sanctioned countries or parties. We cannot predict what sanctions might be imposed in the future against any country in which we or our Subsidiaries might operate or might receive contracts for performing services. In addition, the U.S. Commerce Department and State Department administer export controls that regulate the types of commodities and technologies that can be sold or provided to certain countries or recipients if those items are subject to U.S. jurisdiction, and such controls are modified from time to time. Trade restrictions, export controls and sanctions could adversely impact our potential income, or our ability to pursue new undeveloped business objectives.

The United States government has implemented mechanisms to collect information on companies registered on a U.S. stock exchange related to certain business activities that might be sanctionable under the various U.S. sanctions programs if the foreign companies or their subsidiaries are U.S. companies. Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 requires an annual or quarterly “219 Report” to be filed with the SEC by any company registered on a U.S. stock exchange, and requires the company to disclose, as if the listed company were a U.S. entity, certain business activities relating to U.S. sanctions, which includes certain activities involving the Iranian energy sector, even if the activity is not prohibited by U.S. sanctions for the foreign company. Such reporting of any future activities that we or our Subsidiaries may engage in, could initiate an investigation by the U.S. government and require us to engage counsel to monitor or respond to such investigations. A 219 Report is required for knowingly engaging in certain activities, including activities that constitute an investment in the Iranian energy sector of $5 million each, or in the aggregate of over $20 million in a 12-month period, among other types of transactions. A 219 Report is also required for knowingly engaging in any transaction with certain individuals or entities identified in the U.S. Department of the Treasury’s Office of Foreign Assets Control’s (“OFAC”) List of Specially Designated Nationals (“SDNs”) and Blocked Persons (“SDN List”), whether or not located in Iran, depending on the reason such persons were designated as SDNs. The risk of an investigation or inadvertent action that relates to sanctioned activity could increase costs and have an adverse impact on financial conditions and results of operations.

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

Factors affecting the trading price of our ordinary shares and warrants may include:

●	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

●	changes in the market’s expectations about our operating results;

●	success of competitors;

●	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

●	changes in financial estimates and recommendations by securities analysts concerning us or the market in general;

●	operating and stock price performance of other companies that investors deem comparable to us;

●	our ability to market new and enhanced products on a timely basis;

●	changes in laws and regulations affecting our business;

●	commencement of, or involvement in, litigation or regulatory inquiries involving us;

●	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

●	the volume of securities available for public sale;

●	any major change in our board or management;

●	the sale of a substantial amount of our ordinary shares and warrants by our directors, executive officers or significant stockholders or the perception that such sales could occur; and

●	general economic and political conditions such as recession, world health events, changes in interest rates, fuel prices, international currency fluctuations, and acts of war or terrorism.

Many of the factors listed above are beyond our control. In addition, broad market and industry factors may materially harm the market price of our ordinary shares and warrants irrespective of our operating performance. The stock market in general, including the OTC Markets, has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of our ordinary shares and warrants, which currently trade on the OTC Pink Market, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to us could depress the price of our securities regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our ordinary shares and warrants also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

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

We may sell additional securities in subsequent public or private offerings. On December 31, 2023, 94,996,397 ordinary shares were outstanding and 35,540,380 Public Warrants were outstanding. Our outstanding ordinary shares do not include ordinary shares issuable upon exercise of the Public Warrants, which may be resold in the public market.

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

The exercise price for our warrants is $5.75 per one-half of an ordinary share. Warrants must be exercised for whole ordinary shares. The Public Warrants were initially set to expire on June 6, 2023 (five years after the completion of the NPS/GES Business Combination) but were subsequently extended to June 6, 2025, by vote of the Company’s Board of Directors during 2022. The warrants are not “in the money” as of December 31, 2023, and there is a risk that they may expire worthless. Furthermore, as long as our ordinary shares are not traded on a national securities exchange, or there is no currently effective registration statement covering the ordinary shares underlying the warrants, the ability of warrant holders to exercise and/or sell ordinary shares received upon exercise is limited.

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

A cyber incident or attack could result in the disclosure of confidential or proprietary customer information, employee information, theft or loss of intellectual property, damage to our reputation with our customers and the market, failure to meet customer requirements or customer dissatisfaction, theft or exposure to litigation and enforcement actions including under data privacy laws and regulations, damage to equipment (which could cause environmental or safety issues) and other financial costs and losses. In addition, as cybersecurity threats continue to evolve, we may be required to devote additional resources to continue to enhance our protective measures or to investigate or remediate any cybersecurity vulnerabilities. We do not presently maintain insurance coverage to protect against cybersecurity risks and such insurance may not be available to us in the future on acceptable terms and with the desired coverage limits if we seek to acquire it. If we procure such coverage in the future, we cannot ensure that it will be sufficient to cover any particular losses we may experience as a result of such cyberattacks.

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

We have engaged in a party transactions, the termination of which may inhibit business, and such transactions present possible conflicts of interest that could have an adverse effect on us.

We rely at times upon services and products supplied by related parties if no other suitable alternatives are available.

In addition, these related party transactions create the possibility of conflicts of interest. Such a conflict could cause such persons to seek to advance their economic interests above ours. Further, the appearance of conflicts of interest created by related party transactions could impair the confidence of our investors. While our Board of Directors regularly reviews these transactions, related party transactions presenting a conflict of interest could have a material adverse effect on our liquidity, results of operations and financial condition.

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

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer.

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

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 28, 2024. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the exchanges. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Company

National Energy Services Reunited Corp. is a British Virgin Islands corporation headquartered in Houston, Texas. The Company, through its wholly-owned subsidiaries, NPS and GES, is a regional provider of products and services to the oil and natural gas industry primarily in the MENA region. Our principal executive offices are located at 777 Post Oak Blvd., Suite 730, Houston, Texas 77056 and our telephone number is +1 (832) 925 3777. Our registered agent in the British Virgin Islands is Intertrust Corporate Services (BVI) Limited, which is located at Luna Tower, Waterfront Drive, Road Town, Tortola, VG1110, British Virgin Islands.

History and Business Development

Formed in January 2017, NESR started as a special purpose acquisition company (“SPAC”) designed to invest in the oilfield services space globally. NESR filed a registration statement for its initial public offering in May 2017. In November 2017, NESR announced the acquisition of two oilfield services companies in the MENA region: NPS and GES. The formation of NESR as an operating entity was completed on June 7, 2018, after the transactions were approved by NESR shareholders. On June 1, 2020, NESR further expanded its footprint within the MENA region when its NPS subsidiary acquired SAPESCO. On May 5, 2021, NESR again expanded its footprint within the MENA region when its NPS subsidiary acquired specific oilfield service lines of Action. On July 1, 2022, NESR acquired a minority stake in WDVGE, a premier Reservoir Characterization and G&G laboratory and consulting business.

NESR’s revenues are primarily derived by providing production services (“Production Services”) such as hydraulic fracturing, coiled tubing, stimulation and pumping, cementing, nitrogen services, filtration services, pipelines and industrial services, production assurance, artificial lift services, completions and integrated production management. NESR also provides drilling and evaluation services (“Drilling and Evaluation Services”) such as rigs and integrated services, fishing and downhole tools, thru-tubing intervention, tubular running services, directional drilling, drilling fluids, pressure control, well testing services, wireline logging services, and slickline services. NESR has significant operations throughout the MENA region including Saudi Arabia, Oman, Kuwait, United Arab Emirates, Algeria, Egypt, Libya, Iraq and Qatar.

Emerging growth company

The Company qualified as an “emerging growth company (“EGC”),” as defined in Section 2(a) of the U.S. Securities Act of 1933 as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”) until December 31, 2022, the last day of the fiscal year in which the fifth anniversary (May 17, 2022) of our initial public offering occurred. As an EGC, we were able to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and not being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934) are required to comply with the new or revised financial accounting standards. The Company had adopted all deferred accounting standards in its Annual Report on Form 20-F for the year ended December 31, 2022. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

Capital Expenditures

During the three most recent fiscal years, the Company’s capital expenditures were $297.7 million in the aggregate, comprising $68.2 million during the year ended December 31, 2023, $122.4 million during the year ended December 31, 2022, and $107.1 million during the year ended December 31, 2021. The primary geographies for the Company’s capital expenditures were Saudi Arabia, Oman, Kuwait, and United Arab Emirates. The Company has utilized these capital expenditures to purchase equipment to support ongoing revenue growth. For more information on our capital expenditures and requirements, see Item 5B, “Liquidity and Capital Resources.”

Additionally, the Company’s Integrated Production Management (“IPM”) projects are focused on developing and managing production on behalf of the Company’s customers under long-term agreements. The Company invests its own services and products, and in some cases cash, into the field development activities and operations. Although in certain arrangements the Company is paid for a portion of the services or products it provides, generally the Company is not paid at the time of providing its services or upon delivery of its products. Instead, the Company is compensated based upon cash flow generated. The Company invested $16.0 million and $17.4 million in IPM projects during the years ended December 31, 2023, and December 31, 2022, respectively.

During 2023, as a result of the need for extraordinary cash flow management processes during a period when the Company had restricted access to its full credit facilities, the Company’s CFO was given final responsibility for the Company’s capital expenditure process, under the supervision of the Board of Directors.

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

B. BUSINESS OVERVIEW

NESR is one of the largest oilfield services providers in the MENA region. The Company’s business consists of primarily upstream and midstream oilfield services with oil and natural gas companies as customers. The Company has organized its service lines into two reportable segments, Production Services and Drilling and Evaluation Services.

Principal Activities

Production Services. Our Production Services segment includes the results of operations from services that are generally offered and performed during the production stage of a well’s lifecycle. These services include, but are not limited to, the following:

●	Hydraulic Fracturing – Hydraulic fracturing services are performed to enhance production of oil and natural gas from formations with low permeability and restricted flow of hydrocarbons. The process of hydraulic fracturing involves pumping a highly viscous, pressurized fracturing fluid, typically a mixture of water, chemicals and proppant, into a well casing or tubing in order to fracture underground mineral formations. These fractures release trapped hydrocarbon particles and free a channel for the oil or natural gas to flow freely to the wellbore for collection. Fracturing fluid mixtures include proppant that becomes lodged in the cracks created by the hydraulic fracturing process, “propping” them open to facilitate the flow of hydrocarbons upward through the well.

●	Coiled Tubing – We provide various coiled tubing services ranging from basic nitrogen lifting, fishing, milling, clean-out, scale removal and other complex well applications. We employ design software to predict the performance of coiled tubing string and fluid behavior. The work history and integrity of each coiled tubing work string is constantly monitored in real-time to allow our engineers to continually evaluate developments in coiled tubing applications. Our coiled tubing units are suitable for both onshore and offshore.

●	Stimulation and Pumping – We employ stimulation and pumping services in our operations. We currently offer acidizing of wells, cleaning jobs, the release of stuck pipes during drilling, pressure testing wells and inhibition jobs on gas wells.

●	Cementing – We have over 25 years of experience in primary and remedial cementing services across the MENA region. Our cementing solutions include cementing equipment with complete automated density control capabilities, large volume batch mixers allowing larger volume of slurries to be mixed and pumped at homogeneous density and customized cement systems for specific applications such as gas migration, ultra-light weight, flexible cement, HTHP (high-temperature/high-pressure) and self-healing cement. We also have an extensive database of knowledge and experience.

●	Nitrogen Services – We offer a complete nitrogen service package through our nitrogen fleets. Our equipment incorporates a combination of low, intermediate, and high-rate units. Our operational capabilities range from stand-alone nitrogen services such as freeing stuck drill pipe and unloading or cleaning out wellbores, to supplying our coiled tubing, stimulation and cementing service with the essential gaseous components necessary for positive results in various applications.

●	Filtration Services – We provide filtration services through our two-stage, skid mounted, easy to handle filtration vessels. The primary and secondary filtration stages are usually carried out together. We have filtered thousands of barrels on rig sites for reduced damage drilling as well as for UBD (Under Balanced Drilling) operations. We also provide frac tanks and pumping units as necessary.

●	Pipelines and Industrial Services – We provide pipeline services to plants and refineries including water filling and hydro testing, nitrogen purging, de-gassing and pressure testing, as well as cutting/welding and cooling down piping/vessels systems. Our equipment and resources include an existing fleet of nitrogen pump units, pig launchers and receivers, intelligent pigs, high rate pumping units at high and low pressure, and pipeline inspection services.

●	Production Assurance – Our fleet of water well drilling rigs and portfolio of water treatment technologies (chemicals and filtration) allow us to serve the full water cycle. This includes the sourcing and treatment of water for oil and natural gas, municipal and industrial use and the disposal of water into selected aquifers. We also provide a portfolio of production assurance chemicals to assist hydrocarbon production from a specific reservoir in meeting the desired production target. This is achieved by collaborating with selected chemical companies and academic institutes and establishing an in-house technical team of engineers and laboratory capabilities.

●	Artificial Lift Services – We provide vertical, deviated and horizontal rod pumping systems, analysis and optimization recommendations for fluid level and dynamometer testing, artificial lift optimization and data interpretation, long term monitoring and optimization, and associated field services. We also provide gas lift systems and downhole monitoring systems. We maintain a downhole pump workshop that is equipped with up-to-date equipment and tools, including pump testers, barrel honing and API beam pump gauges.

●	Completions – We provide surface and subsurface safety systems, high-pressure packer systems, flow controls, service tools, expandable liner technology, VIT (Vacuum Insulated Tubing) technology for steam applications, and engineering capabilities with manufacturing capacity and testing facilities. We focus on in-country value by taking a systems approach to well completions for maximum recovery in addition to intelligent completion architectures.

●	Integrated Production Management – These projects are focused on developing and managing production on behalf of the Company’s customers under long-term agreements. The Company invests its own services and products, and in some cases cash, into the field development activities and operations. Although in certain arrangements the Company is paid for a portion of the services or products it provides, generally the Company is not be paid at the time of providing its services or upon delivery of its products. Instead, the Company is compensated based upon cash flow generated.

Drilling and Evaluation Services. Our Drilling and Evaluation Services segment includes the results of operations from services that are generally offered and performed during pre-production stages of a well’s lifecycle and related mainly to the operation of oil rigs. These services include, but are not limited to, the following:

●	Rigs and Integrated Services – Our fleet of rigs range from 200 horsepower (HP) to 1,500 HP and offer drilling capabilities for all type of wells with depths up to 4,000 meters. Our fleet includes 750 HP truck-mounted, fast moving rigs, which are ideal for both light and heavy work over campaigns as both rigs are equipped with full edge mud systems that can handle normal drilling activities. In addition, we provide a “One Stop Solution” that includes delivering and managing the full spectrum of services involved in the upstream sector from the provision of the rig to completion and testing of the well.

●	Fishing and Downhole – We provide highly innovative and reliable drilling tools and machine shop services for conventional and unconventional drilling applications. Our manufacturing capabilities include manufacturing flanges, subs, pup joints, pony drill collars and all types of cross overs. We also have the provision of threading and repair services for the oil and natural gas industry including the re-cutting of tubing and casing, repair of drilling and production tubulars and well heads.

●	Thru-Tubing Intervention – We provide comprehensive oilfield solutions for all thru-tubing intervention requirements, from milling to thru-tubing fishing and thru-tubing well intervention.

●	Tubular Running Services – We provide traditional Tubular Running Services operated by highly trained personnel focused on safety, quality, efficiency and well integrity. Our Casing Running Tool service enables simultaneous connection make-up, break-out, circulation and rotation, increasing the chance of getting casing to total depth safely and efficiently the first time.

●	Directional Drilling – Our directional drilling services provide a suite of solutions from conventional to unconventional drilling applications, including directional drilling, measurement while drilling, logging while drilling, drilling optimization, drilling engineering, borehole surveying, and surface mud logging.

●	Drilling Fluids – We provide drilling fluid systems and related technologies for a number of projects, including development drilling, exploration drilling and High-Pressure High-Temperature drilling, in accordance with international standards and regulations for both onshore and offshore projects.

●	Pressure Control – With a full range of wellhead products, flow control equipment and frac equipment, we can provide safe and efficient drilling and production. From pre-engineered products, to fully customized designs, we offer solutions for a wide variety of applications.

●	Well Testing Services – Our well testing services are used to measure solids, gas, oil and water produced from a well. We offer integrated well testing services in the exploration, appraisal and development phases of oil and natural gas wells. Our aim is to provide newer, faster and more precise testing results though innovation and superior service quality, and our services include surface well testing onshore and offshore, flow back packages, sand management, burner boom stack for gas flaring, smokeless burner, multi-phase flow meters (MPFM), zero-flaring packages, and water treatment and filtration.

●	Wireline Logging Services – Our fleet of logging trucks, offshore units, logging tools and pressure control equipment provides a wide variety of cased-hole logging services to our clients, including production and injection performance evaluation, stimulation performance evaluation, water shutoff determination, tubing and multiple casing integrity, acoustic leak detection, perforation, pipe recovery, cased hole formation evaluation, and interval isolation and borehole seal.

●	Slickline Services – Our slickline services cover the basic removal of scale, wax and sand build-up, setting plugs, changing out gas lift valves, fishing and other complex well applications.

Portfolio enhancement within the Drilling and Evaluation Services continues to be a strategic focus for the Company. Since 2021, the Company has entered into several strategic Drilling and Evaluation Services’ partnerships with other service providers to bring enhanced technologies to its customers. Key partnerships within the Drilling and Evaluation Services segment include PHX Energy Services Corp., to bring leading directional drilling capabilities from North America to the MENA region; Beyond Energy Services & Technology, to offer managed pressure drilling services; Ulterra Drilling Technologies, L.P. to deploy polycrystalline diamond compact drill bits; and Kinetic Pressure Control, to develop and expand share of its unique Kinetic Blowout Stopper (“KBOS”) technology in the MENA region, through which the first KBOS was recently deployed commercially.

In 2023, the Company achieved market penetration of its expanding Drilling and Evaluation Services portfolio and ramped activity in several recently awarded Drilling and Evaluation Services contracts. Additionally, the Company, together with its technology partner, made strides in strategic Drilling and Evaluation Services technology development initiatives. In Oman, NESR and its technology partner completed several pivotal, successful field deployments of their under-development logging-while-drilling (“LWD”) tool, which confirmed its technical ability to deploy formation evaluation services commercially. NESR and its technology partner also tested its newly developed measurement-while-drilling (“MWD”) tool successfully in the U.S. and is currently in the process of field testing the tool in various countries in the Middle East. Additionally, in the field development of its rotary steerable (“RSS”) tool, NESR and its partner have achieved significant cumulative drilling footage across multiple countries and drilling environments. NESR and its partner’s aim is to complete field testing in 2024 and be in a position to deploy more tools within the scope of recently awarded Drilling and Evaluation Services contracts in the MENA region, where NESR will be the exclusive provider of these tools.

In February 2024, following the opening of the International Petroleum Technology Conference (“IPTC”) in Saudi Arabia, NESR launched its Roya™ advanced drilling platform, signaling the commercialization of cutting-edge technologies and services that had been in development for several years prior. The Roya™ platform of advanced drilling technologies, comprised of a RSS RoyaSteer™, MWD tool RoyaStream™, and LWD tool RoyaSeek™, paves the way for NESR to participate in all high-end drilling opportunities.

ESG IMPACT. In 2021, NESR embarked upon a new Environmental, Social, and Corporate Governance IMPACT (“ESG IMPACT”) initiative to introduce innovative energy solutions and develop a portfolio of product lines and services aimed to mitigate climate change, enhance water management and conservation, and minimize environmental waste in the industry. Since the inauguration of ESG IMPACT, NESR has grown and cultivated strategic technology partnerships, invested in key research and development projects, and executed field deployments of innovative solutions in four focus areas: Water Treatment and Mineral Recovery, Emissions Detection and Control, Flare Mitigation and Carbon Capture, and Heat Capture and Geothermal.

In 2023, ESG IMPACT conducted a second successful pilot of its zero liquid discharge (“ZLD”) desalination solution in the region’s largest unconventional gas field to qualify another upstream circular water application and unlock the opportunity for commercial deployment of the technology. Additionally, NESR piloted its artificial intelligence-based, continuous emissions monitoring platform with a prominent, multinational customer in Oman, representing the largest NESR pilot deployment to-date. In Carbon Capture, NESR executed the next phase of its carbon dioxide (“CO2”) sequestration pilot expansion, with an expanded scope encompassing CO2 logistics, injection, and subsurface monitoring. In Flare Mitigation, the Company mobilized equipment to North Africa to execute its first commercial-scale gas capture project, and in conjunction with its Well Testing service, the Company rolled out key Zero Flare services to augment the emissions profile of well evaluation.

NESR Environmental and Decarbonization Applications. In the first quarter of 2024, NESR announced the rebranding of ESG IMPACT as NESR Environmental and Decarbonization Applications (“NEDA”) to signify the importance of industry action in decarbonizing the footprint of energy production. The NEDA initiative encompasses the growing portfolio of solutions that were previously launched under the ESG IMPACT initiative and that include a Carbon Light Brine Plant in North Rumaila, Iraq, providing for the utilization of brackish groundwater proximal to the plant to directly generate high-specification brine from a previously unusable water source, and the aforementioned ZLD pilot project in Saudi Arabia.

The results of NEDA or ESG IMPACT were not material to our Consolidated Statements of Operations for the years ended December 31, 2023, December 31, 2022, or December 31, 2021.

Principal Markets

The Company’s operations and activities are located within certain geographies, primarily in the MENA region. The revenue earned by geographic area, based on drilling location, was as follows for the periods presented (in US$ thousands):

	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
Geographic Area:
Domestic (British Virgin Islands)	$-	$-	$-
MENA	1,132,321	893,635	865,917
Rest of World	13,594	15,882	10,812
Total revenue	$1,145,915	$909,517	$876,729

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

Customers

Revenues from four customers individually accounted for 44%, 8%, 7% and 5% of the Company’s consolidated revenues in the year ended December 31, 2023, 40%, 9%, 7% and 7% of the Company’s consolidated revenues in the year ended December 31, 2022, and 51%, 10%, 7% and 4%of the Company’s consolidated revenues in the year ended December 31, 2021.

Competition

We provide products and services in the MENA region in highly competitive markets, with competitors comprised of both small and large companies. Our revenues and earnings can be affected by several factors, including changes in competition, fluctuations in drilling and completion activity, perceptions of future prices of oil and natural gas, government regulation, disruptions caused by weather and general economic conditions. We believe that the principal competitive factors are price, performance, product and service quality, safety, response time and breadth of products and services.

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

Multiple jurisdictions have adopted laws that require the monitoring, reporting, disclosure or reduction of emissions of certain greenhouse gases from the oil and natural gas sector. Additionally, several jurisdictions have adopted policies to reduce the consumption of fossil fuels, which may ultimately result in decreased demand for our services. Internationally, the United Nations-sponsored Paris Agreement requires member states to submit non-binding, individually-determined reduction goals every five years after 2020. Most of the jurisdictions where we operate have ratified the Paris Agreement and, as a result, developed emissions reduction goals, several of which focus on reducing the emissions from the oil and natural gas sector or promoting the use of renewable energy or energy efficiency technologies.

Litigation risks are also increasing, as various parties (including individuals, local governments, and environmental activists) have brought suit in a number of jurisdictions. Although novel legal theories continue to be developed, many of these suits are brought on one of the following themes: (1) governments have a duty to reduce greenhouse gas emissions within their jurisdiction; (2) oil and natural gas companies are liable for various asserted damages associated with the production of fuels that contributed to climate change; or (3) oil and natural gas companies have been aware of the adverse effects of climate change for some time but failed to adequately disclose those impacts to investors or consumers.

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

Water

Most of the countries in which we operate have laws and regulations in place referencing water discharge particularly in the vicinity of inhabited areas or regulated waterways. Multiple jurisdictions also regulate the disposal of produced water associated with the hydraulic fracturing process. Restrictions and controls regarding the unauthorized discharge of pollutants, including produced waters and other oil and natural gas wastes, into regulated waters are in place but not always subject to formal assessments by the regulators. We are working to ensure that our facilities have adequate drainage, sumps, and appropriate sedimentation tanks where required, the integrity of primary and secondary containment systems, and that spill prevention controls and countermeasures plans are in place to minimize the impact of potential releases or spills.

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

C. ORGANIZATIONAL STRUCTURE

For a full listing of our significant subsidiaries as of December 31, 2023, see Exhibit 8.1 to this Annual Report.

D. PROPERTY, PLANTS, AND EQUIPMENT

Properties

We have operations in 15 countries including Algeria, Bahrain, Chad, Egypt, India, Indonesia, Iraq, Kuwait, Libya, Malaysia, Oman, Qatar, Saudi Arabia, and United Arab Emirates (“UAE”). In most countries, we have localized support bases that house equipment and personnel that are used to deliver the services we provide. In early 2023, we opened the NESR Oilfield Research & Innovation (“NORI”) Center in Saudi Arabia’s Dharan Techno Valley (“DTV”). We expect that the NORI facility, located in the heart of Saudi Arabia’s industrial research, technology, and academic hub, will enhance NESR’s ability to drive energy sector research and innovation across the MENA region through activities such as providing advanced core analysis and reservoir studies for our customers. Our principal executive offices are in Houston, Texas, U.S., with our regional headquarters in Dubai, UAE. No single tangible fixed asset is individually material to our operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with Item 3A, “Selected Financial Data” and the accompanying consolidated financial statements and related notes included in Item 18, “Financial Statements,” in this Annual Report.

A. OPERATING RESULTS

Overview

We are a provider of services to the oil and natural gas industry primarily in the MENA region. We currently operate in 15 countries, with a strong presence in Saudi Arabia, Oman, Kuwait, United Arab Emirates, Algeria, Egypt, Libya, Iraq and Qatar. Our company was founded with a vision of creating a regional provider for oilfield services that offers a full portfolio of solutions for our customers with a strong focus on supporting the economies in which we operate. ESG considerations are central to our company, and we believe that employing local staff and fully integrating with regional economies is a critical part of the social component of our ESG philosophy. In addition, we have found that promoting high local content in our operations optimizes our cost structure, enhancing our ability to generate free cash flow in various commodity price environments. With its vast reserves of oil and natural gas, the MENA region continues to dominate in its role as a vital source of global energy supply and stability. Our services include a broad suite of offerings that are essential in the drilling and completion of new oil and natural gas wells and in the remedial work on existing wells, both onshore and offshore, including completion services and equipment and drilling and evaluation services and equipment.

Factors Affecting our Results of Operations

Global E&P Trends

We provide oilfield services to exploration and production companies with operations in the onshore and offshore oil and natural gas sectors in the MENA region. Demand for our services is mainly driven by our customers’ operations and is therefore linked to global commodity prices and expectations about future prices, rig activity and other factors.

Cyclical Nature of Sector

The oilfield services sector is a highly cyclical industry. As a result, our operating results can fluctuate from quarter to quarter and period to period. However, due to the lower average cost of production per barrel in the Middle East and the need for infrastructure spending to sustain or increase current production levels of these oil rich countries, we believe that we are less affected by oil price volatility as compared to oilfield services companies that operate in other regions, as discussed below.

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

Geographic Concentration; Middle Eastern Operations

During the years ended December 31, 2023, December 31, 2022, and December 31, 2021, 99%, 98%, and 98%, respectively, of our revenue came from the MENA region, particularly the Middle East. The Middle East accounts for almost a third of global oil production, according to the Energy Institute Statistical Review of World Energy 2023 (72nd edition). Given the low break-even price of production, it is a key region for oilfield service companies. Most oil and natural gas fields in the Middle East are legacy fields on land or in shallow waters. These fields are largely engaged in development drilling activity, driven by the need for redevelopment, enhanced oil recovery via stimulation and the drilling of new production wells. Further, a number of gas fields scheduled to be developed in the near future will require oilfield services. As a result, our capital expenditure and related financing needs may increase materially in the future.

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

Many MENA countries rely on the energy sector as the major source of national revenues. Even at lower oil and natural gas prices, such oil and natural gas dependent economies have continued to maintain significant production and drilling activities. Further, given that Middle East markets have among the lowest break-even prices of production, they can continue to produce profitably at significantly lower commodity prices.

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

The following table shows rig count (Source: Baker Hughes Published Rig Count Data) and oil prices as of the dates indicated:

	As of December 31,
	2023	2022	2021

Rig count:
MENA	379	358	332
Rest of World – outside of North America	576	542	502
Total International Rig Count	955	900	834

Brent Crude (per barrel)	$77.69	$82.82	$77.24

Basis of Presentation of Financial Information

Segments

We operate our business and report our results of operations through three operating and two reporting segments, Production Services and Drilling and Evaluation Services, which aggregate services performed during distinct stages of a typical life cycle of an oil well.

Production Services. Our Production Services segment includes the results of operations from services that are generally offered and performed during the production stage of a well’s lifecycle. These services mainly include hydraulic fracturing, coiled tubing, stimulation and pumping, cementing, nitrogen services, filtration services, pipelines and industrial services, production assurance, artificial lift services, completions and integrated production management. Our Production Services accounted for 69%, 62%, and 63%, of our revenues for the years ended December 31, 2023, 2022, and 2021, respectively.

Drilling and Evaluation Services. Our Drilling and Evaluation Services segment includes the results of operations from services that are generally offered and performed during pre-production stages of a well’s lifecycle and related mainly to the operation of oil rigs. The services mainly include rigs and integrated services, fishing and downhole tools, thru-tubing intervention, tubular running services, directional drilling, drilling fluids, pressure control, well testing services, wireline logging services and slickline services. Our Drilling and Evaluation Services accounted for accounted for 31%, 38%, and 37%, of our revenues for the years ended December 31, 2023, 2022, and 2021, respectively. Please see Item 4B, “Business Overview” in this Annual Report for a description of our reportable segments.

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

2023 compared to 2022

The following table presents our Consolidated Statements of Operations data for the periods indicated:

	Year ended
Description	December 31, 2023	December 31, 2022

Revenues	$1,145,915	$909,517
Cost of services	(997,265)	(844,039)
Gross profit	148,650	65,478
Selling, general and administrative expenses (excluding Amortization)	(49,173)	(47,530)
Amortization	(18,774)	(18,865)
Operating income / (loss)	80,703	(917)
Interest expense, net	(45,826)	(34,126)
Other (expense) / income, net	(5,031)	5,242
Income / (Loss) before income tax	29,846	(29,801)
Income tax expense	(17,266)	(6,619)
Net income / (loss)	$12,580	$(36,420)

Revenue. Revenue was $1,145.9 million for the year ended December 31, 2023, compared to $909.5 million for the year ended December 31, 2022.

The table below presents our revenue by segment for the periods indicated:

	Year ended
	December 31, 2023	December 31, 2022
Reportable Segment:
Production Services	$785,642	$567,249
Drilling and Evaluation Services	360,273	342,268
Total revenue	$1,145,915	$909,517

Production Services revenue was $785.6 million for the year ended December 31, 2023, compared to $567.2 million for the year ended December 31, 2022. The change in revenue was primarily due to increased hydraulic fracturing activity in Saudi Arabia, and higher coiled tubing activity across most of the Company’s operating locations. Additionally, activity was higher in Egypt due to production chemical sales, in Algeria on cementing, and in Oman from IPM work.

Drilling and Evaluation Services revenue was $360.3 million for the year ended December 31, 2023, compared to $342.3 million for the year ended December 31, 2022. The change in revenue was primarily due to higher activity in wireline logging in Saudi Arabia and Iraq.

Cost of services. Cost of services was $997.3 million for the year ended December 31, 2023, compared to $844.0 million for the year ended December 31, 2022. On a percentage basis, cost of services was 87.0% of revenue during the year ended December 31, 2023, as compared to 92.8% of revenue for the year ended December 31, 2022, a 577-basis point reduction. The reduction in cost of services (on a percentage basis) was primarily due to efficiencies in compensation, product costs, and base fixed operating costs brought about by higher activity in Saudi Arabia, Abu Dhabi, Oman, Algeria, and Kuwait, combined with the impact on cost percentages of a full year of unconventional hydraulic fracturing activity in 2023 versus a partial year in 2022 on contract transition. Cost of services included depreciation expense of $109.7 million and $97.0 million for the year ended December 31, 2023, and the year ended December 31, 2022, respectively.

Gross profit. Gross profit as a percentage of total revenue was 13.0% and 7.2% for the year ended December 31, 2023, and the year ended December 31, 2022, respectively. The reason for the change is described under “Revenue” and “Cost of services.”

SG&A expenses. SG&A expenses, which represent costs associated with managing and supporting our operations, were $49.2 million for the year ended December 31, 2023, compared to $47.5 million for the year ended December 31, 2022. SG&A increased year-over-year primarily due to an increase in professional fees associated with the preparation and audit of our Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the U.S. SEC on December 29, 2023, and higher spend on activities designed to facilitate remediation of the Company’s material weaknesses. SG&A as a percentage of total revenue was 4.3% and 5.2% for the year ended December 31, 2023, and the year ended December 31, 2022, respectively, as SG&A expenses did not grow as quickly as total revenue during 2023.

Amortization expense. Amortization expense was $18.8 million for the year ended December 31, 2023, compared to $18.9 million for the year ended December 31, 2022. Amortization expense is driven mainly by acquired intangible assets resulting from the acquisitions of GES and NPS in 2018, SAPESCO in 2020, and Action in 2021.

Interest expense, net. Interest expense, net, was $45.8 million for the year ended December 31, 2023, compared to $34.1 million for the year ended December 31, 2022. Interest expense, net, increased year-over-year due to higher interest rates across geographies as central banks sought to reduce inflationary pressures through the year.

Other (expense) / income, net. Other (expense) / income, net, was ($5.0) million for the year ended December 31, 2023, compared to $5.2 million for the year ended December 31, 2022. The difference between periods is primarily due to the other-than-temporary impairment recorded on the WDVGE investment during 2023 (see Note 9, Goodwill, Intangible, and Other Assets, to the consolidated financial statements included in Item 18, “Financial Statements,” of this Annual Report for further discussion).

Income tax expense. Income tax expense was $17.3 million for the year ended December 31, 2023, compared to $6.6 million for the year ended December 31, 2022. The change in the effective tax rate from 2022 to 2023 is primarily the result of positive earnings in 2023, resulting in taxable income in multiple countries in addition to additional provisions for unrecognized tax benefits. During 2022, income tax expense was largely driven by additional provisions for unrecognized tax benefits. See Note 13, Income Taxes, to our consolidated financial statements included in Item 18, “Financial Statements,” of this Annual Report.

Net (loss) / income. As a result of the foregoing, net income was $12.6 million for the year ended December 31, 2023, compared to a net loss of ($36.4) million for the year ended December 31, 2022.

Supplemental Segment Operating Income Discussion

	Year ended
	December 31, 2023	December 31, 2022
Reportable Segment(1):
Production Services	$111,060	$28,717
Drilling and Evaluation Services	36,461	33,473

(1)	See Note 20, Reportable Segments, to our consolidated financial statements included in Item 18, “Financial Statements,” of this Annual Report.

Production Services segment operating income was $111.1 million for the year ended December 31, 2023, compared to $28.7 million for the year ended December 31, 2022. The change in segment operating income was largely attributable to the revenue growth during 2023, coupled with efficiencies in compensation, product costs, and base fixed operating costs.

Drilling and Evaluation segment operating income was $36.5 million for the year ended December 31, 2023, compared to $33.5 million for the year ended December 31, 2022. Similar to Production Services, the change in segment operating income was largely attributable to the revenue growth during 2023.

2022 compared to 2021

The following table presents our Consolidated Statements of Operations data for the periods indicated:

	Year ended
Description	December 31, 2022	December 31, 2021

Revenues	$909,517	$876,729
Cost of services	(844,039)	(873,948)
Gross profit	65,478	2,781
Selling, general and administrative expenses (excluding Amortization)	(47,530)	(28,071)
Amortization	(18,865)	(18,042)
Operating loss	(917)	(43,332)
Interest expense, net	(34,126)	(15,174)
Other income / (expense), net	5,242	(2,073)
Loss before income tax	(29,801)	(60,579)
Income tax (expense) / benefit	(6,619)	(3,989)
Net loss	$(36,420)	$(64,568)

Revenue. Revenue was $909.5 million for the year ended December 31, 2022, compared to $876.7 million for the year ended December 31, 2021.

The table below presents our revenue by segment for the periods indicated:

	Year ended
	December 31, 2022	December 31, 2021
Reportable Segment:
Production Services	$567,249	$554,097
Drilling and Evaluation Services	342,268	322,632
Total revenue	$909,517	$876,729

Production Services revenue was $567.2 million for the year ended December 31, 2022, compared to $554.1 million for the year ended December 31, 2021. The change in revenue was primarily due to increased coiled tubing revenue across Oman, Algeria and United Arab Emirates where activity levels from existing customers were up on the strength of higher average oil prices in 2022 coupled with fewer lingering impacts from the COVID-19 pandemic and subsequent global economic recovery, partially offset by a reduction in hydraulic fracturing activity in Saudi Arabia during a transitory period between hydraulic fracturing contracts.

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

Cost of services. Cost of services was $844.0 million for the year ended December 31, 2022, compared to $873.9 million for the year ended December 31, 2021. On a percentage basis, cost of services was 92.8% of revenue during the year ended December 31, 2022, as compared to 99.7% of revenue for the year ended December 31, 2021, a 690-basis point reduction. The reduction in cost of services was primarily due to (1) improved utilization on a more efficient operating cost structure, (2) fewer non-recurring costs year-over-year, (3) continued abatement of COVID-19 pandemic consequences such as supply chain disruption and inflationary pressure, and (4) lower depreciation expense because of a change in the ownership structure and thus depreciable life for a portion of the Company’s hydraulic fracturing fleet beginning in the fourth quarter of 2021. These cost improvements were partially offset by a higher cost structure maintained to support hydraulic fracturing during a transitory period between hydraulic fracturing contracts in Saudi Arabia and shortages in supply chain commodities such as chemicals leading to increases in the cost base. Cost of services included depreciation expense of $97.0 million and $104.1 million for the year ended December 31, 2022, and the year ended December 31, 2021, respectively.

Gross profit. Gross profit as a percentage of total revenue was 7.2% and 0.3% for the year ended December 31, 2022, and the year ended December 31, 2021, respectively. The reason for the change is described under “Revenue” and “Cost of services.”

SG&A expenses. SG&A expenses, which represent costs associated with managing and supporting our operations, were $47.5 million for the year ended December 31, 2022, compared to $28.1 million for the year ended December 31, 2021. SG&A increased year-over-year primarily due to professional fees incurred in relation to (1) the matters identified in our Annual Report on Form 20-F for the year ended December 31, 2022, relating to restatement of our previously issued audited financial statements as of and for the year-ended December 31, 2020, (2) costs related to the preparation and audit of our Annual Report on Form 20-F for the year ended December 31, 2022, including multiple audit firms; (3) costs associated with the third-party root cause analysis for the prior period errors; and (4) costs associated with the remediation efforts to ensure that such errors will not occur again. SG&A as a percentage of total revenue was 5.2% and 3.2% for the year ended December 31, 2022, and the year ended December 31, 2021, respectively.

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

Income tax (expense) / benefit. Income tax (expense) / benefit was ($6.6) million for the year ended December 31, 2022, compared to ($4.0) million for the year ended December 31, 2021. The change in the effective tax rate from 2021 to 2022 is primarily the result of country mix. See Note 13, Income Taxes, to our consolidated financial statements included in Item 18, “Financial Statements,” of this Annual Report.

Net loss. As a result of the foregoing, net loss was ($36.4) million for the year ended December 31, 2022, compared to ($64.6) million for the year ended December 31, 2021.

Supplemental Segment Operating Income / (Loss) Discussion

	Year ended
	December 31, 2022	December 31, 2021
Reportable Segment(1):
Production Services	$28,717	$(1,858)
Drilling and Evaluation Services	33,473	(1,238)

(1)	See Note 20, Reportable Segments, to our consolidated financial statements included in Item 18, “Financial Statements,” of this Annual Report.

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

B. LIQUIDITY AND CAPITAL RESOURCES

Our objective is to maintain sufficient liquidity, adequate financial resources and financial flexibility to fund our operations. We had cash and cash equivalents of $67.8 million as of December 31, 2023, and $78.9 million as of December 31, 2022. Our outstanding borrowings were $452.2 million as of December 31, 2023, and $535.1 million as of December 31, 2022. Current available borrowing capacity totaled $153.1 million as of December 31, 2023. We believe that our cash on hand, cash flows generated from operations, and liquidity available through our credit facilities, including recently drawn facilities, will provide sufficient liquidity to manage our cash needs. See “Capital Resources” below.

Cash Flows

	(In US$ thousands)
	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021

Cash provided by (used in):
Operating Activities	$176,959	$92,576	$127,743
Investing Activities	(83,463)	(146,708)	(164,536)
Financing Activities	(104,528)	(72,795)	167,544
Effect of exchange rate changes on cash	-	8	9
Net change in cash and cash equivalents	$(11,032)	$(126,919)	$130,760

Operating Activities

Cash flows provided by operating activities were $177.0 million for the year ended December 31, 2023, compared to cash flows provided by operating activities of $92.6 million for the year ended December 31, 2022. Cash flows from operating activities fluctuated by $84.4 million in the year ended December 31, 2023, compared to year ended December 31, 2022, primarily due to significantly improved operating results coupled with a reduction in inventory balances.

Investing Activities

Cash flows used in investing activities were $83.5 million for the year ended December 31, 2023, compared to cash flows used in investing activities of $146.7 million for the year ended December 31, 2022. The difference between periods was primarily due to reduced capital expenditures during 2023. Our principal recurring investing activity is the funding of capital expenditures to ensure that we have the appropriate levels and types of machinery and equipment in place to generate revenue from operations.

Financing Activities

Cash flows used in financing activities were $104.5 million for the year ended December 31, 2023, compared to cash flows used in financing activities of $72.8 million for the year ended December 31, 2022. The increase between 2022 and 2023 is primarily attributable to an increase in repayment of long term and short-term borrowings during 2023 as compared to 2022.

Material Cash Requirements from Contractual Obligations

The table below summarizes the payments due by fiscal year for our material cash requirements from contractual obligations as of December 31, 2023. Certain amounts included in this table are based on our estimates and assumptions about these obligations, including their duration, anticipated actions by third parties and other factors. The contractual cash obligations we will actually pay in future periods may vary from those reflected in the table below because the estimates and assumptions are subjective.

Payments Due by Period
		Less than	1 – 3	3 – 5	More than
(In thousands)	Total	1 year	years	years	5 years
Principal payments for long-term debt(1)	$408,479	71,744	143,235	193,500	-
Principal and interest payments for short-term debt (2)	50,722	50,722	-	-	-
Estimated interest payments for long-term debt (3)	85,617	32,093	41,496	12,028	-
Operating leases (4)	57,366	8,306	11,241	5,149	32,670
Finance leases (5)	8,153	3,833	4,320	-	-
Seller-provided installment financing for capital expenditures (6)	1,459	1,459	-	-	-
Contractual commitments for capital expenditures (7)	15,400	15,400	-	-	-
Employees’ end of service benefits (8)	53,056	6,538	11,037	10,851	24,630
Total	$680,252	190,095	211,329	221,528	57,300

(1) Amounts represent the cash payments for the principal amounts related to our long-term debt at December 31, 2023. Amounts for debt do not include any unamortized discounts or deferred issuance costs. Cash payments for interest are excluded from these amounts.

(2) Amounts represent the cash payments for the principal amounts and interest related to our short-term debt at December 31, 2023.

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

(7) Contractual commitments for capital expenditures include agreements to purchase property, plant, and equipment that are enforceable and legally binding and specify all significant terms. Our performance is secured by letters of credit, as described in Item 5A, “Off- Balance Sheet Arrangements,” for $2.0 million of this balance.

(8) Amount represents the expected payments of employees’ end of service benefits.

Credit Facilities

As of December 31, 2023, we had the following principal credit facilities and instruments outstanding or available:

2021 Secured Facilities Agreement

On November 4, 2021, the Company entered into a $860 million Secured Facilities Agreement (the “2021 Secured Facilities Agreement”) with Arab Petroleum Investments Corporation (“APICORP”), HSBC Bank Middle East Limited (“HSBC”), Mashreqbank PSC and Saudi British Bank acting as initial mandated lead arrangers, HSBC acting as bookrunner and global agent, HSBC and Mashreqbank PSC acting as coordinator, Saudi British Bank and Mashreqbank PSC acting as security agents, and NPS Bahrain for Oil & Gas Wells Services WLL, Gulf Energy SAOC, Energy Oilfield Supplies DMCC and National Petroleum Technology Company as borrowers. Effective September 2023, Sohar International Bank (‘Sohar’) acquired HSBC Oman, resulting in a transition of the lending facility from HSBC Oman to Sohar. Upon consummation of this transaction, the Company settled its existing debt obligations under the 2019 Secured Facilities Agreement. The refinancing was treated as a modification for accounting purposes with only third-party costs charged to the Consolidated Statements of Operations for the year ended December 31, 2021. Deferred debt issuance costs totaling $5.3 million and $8.6 million as of December 31, 2023, and December 31, 2022, respectively, have been assigned ratably to the term, revolving and working capital facilities and will be amortized to interest expense over periods of 6, 4, and 1 year(s), respectively. The amounts are shown as contra liabilities in the accompanying Consolidated Balance Sheets.

At inception, the $860 million Secured Facilities Agreement consisted of a $430 million term loan due by November 4, 2027 (the “Term Loan” or “Secured Term Loan”), a $80.0 million revolving credit facility due by November 4, 2025 (“RCF” or “Secured Revolving Credit Facility”), and a $350 million working capital facility that renews annually by mutual agreement of the Lenders and the Company.

Prior to September 2023, borrowings under the Term Loan and RCF facilities incurred interest at the rate of three-month LIBOR for U.S. dollar denominated borrowings or SIBOR for Saudi Arabia Riyal borrowings plus 2.6% to 3.0% per annum, varying based on the Company’s Net Debt / EBITDA ratio as defined in the 2021 Secured Facilities Agreement. Effective September 2023, the Company entered into an amendment to its Secured Facilities Agreement replacing LIBOR with the second overnight financing rate (“SOFR”) as the interest rate benchmark for U.S. dollar denominated borrowings. As of December 31, 2023, and December 31, 2022, this resulted in interest rates of 8.23% and 7.64%, respectively, for U.S. dollar denominated borrowings, and interest rates of 8.58% and 8.60%, respectively, for Saudi Arabian Riyal borrowings. No payments were due on the Term Loan until the first quarter of 2023 with final settlement by November 4, 2027. The Term Loan permits prepayment but once repaid, amounts may not be redrawn. As of December 31, 2023, and December 31, 2022, the Company had drawn $387.0 million and $430.0 million, respectively, of the Term Loan, and $10.0 million and $10.0 million, respectively, of the RCF.

The RCF was obtained for general corporate and working capital purposes including capital expenditure related requirements and acquisitions (including transaction related expenses). The RCF requires the payment of a commitment fee each quarter. The commitment fee is computed at the rate of 25% of the margin on the facility lender’s available commitment for the relevant quarter. Under the terms of the RCF, the final settlement is due by November 4, 2025. The Company is permitted to make any prepayment under this RCF in multiples of $5.0 million during this 4-year period up to November 4, 2025. Any unutilized balances from the RCF can be drawn down again during the 4-year tenure at the same terms. As of December 31, 2023, and December 31, 2022, the Company had $70.0 million and $70.0 million, respectively, available to be drawn under the RCF.

The 2021 Secured Facilities Agreement also includes a working capital facility of $325 million and $350 million as of December 31, 2023, and December 31, 2022, respectively, for issuance of letters of guarantee, letters of credit and refinancing letters of credit into debt over a period of no more than two years, which prior to September 2023 carried an interest rate equal to three-month LIBOR for U.S. dollar denominated borrowings or SIBOR for Saudi Arabia Riyal borrowings, for the applicable interest period, plus a margin of 1.25% to 1.5% per annum. Effective September 2023, the Company entered into an amendment to its Secured Facilities Agreement replacing LIBOR with the second overnight financing rate (“SOFR”) as the interest rate benchmark for U.S. dollar denominated borrowings. As of December 31, 2023, and December 31, 2022, this resulted in interest rates of 8.23% and 7.64%, respectively, for U.S. dollar denominated borrowings, and interest rates of 8.58% and 8.60%, respectively, for Saudi Arabian Riyal borrowings. The working facility requires the payment of a commitment fee each quarter. The commitment fee is computed at the rate of 0.3125% (25% of the margin) on the facility lender’s available commitment for the relevant quarter. As of December 31, 2023, and December 31, 2022, the Company had utilized $178.6 million and $252.9 million, respectively, under this working capital facility and the balance of $146.4 million and $97.1 million, respectively, was available to the Company.

The Company has also retained legacy bilateral working capital facilities from HSBC totaling $10.6 million and $10.6 million at December 31, 2023 and December 31, 2022, respectively, in Qatar ($10.3 million at December 31, 2023, $10.3 million at December 31, 2022), in the UAE ($0.2 million at December 31, 2023, and $0.2 million at December 31, 2022) and in Kuwait ($0.1 million at December 31, 2023 and $0.1 million at December 31, 2022). As of December 31, 2023, and December 31, 2022, the Company had utilized $3.9 million and $4.7 million, respectively, under this working capital facility and the balance of $6.7 million and $5.9 million, respectively, was available to the Company.

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

The 2021 Secured Facilities Agreement includes covenants that specify maximum leverage (Net Debt / EBITDA) up to 3.50, minimum debt service coverage ratio (Cash Flow / Debt Service) of at least 1.25, and interest coverage (EBITDA / Interest) of at least 4.00. As of December 31, 2023, the Company was in compliance with all financial and nonfinancial covenants under the 2021 Secured Facilities Agreement.

CIB Short-Term Debt

The Commercial International Bank Short-Term Debt facilities (collectively, “CIB Short-Term Debt”) include $2.8 million and $8.8 million in U.S. dollar letters of guarantee available at December 31, 2023, and December 31, 2022, respectively.

As of December 31, 2023, the Company had utilized $2.8 million in letters of guarantee with a balance of $0 (zero) million available to the Company. As of December 31, 2022, the Company had utilized $4.4 million in letters of guarantee with a balance of $4.4 million available to the Company.

Off-Balance Sheet Arrangements

Letters of Credit

The Company had outstanding letters of credit amounting to $2.0 million and $26.4 million as of December 31, 2023 and December 31, 2022, respectively.

Guarantee Agreements

In the normal course of business with customers, vendors and others, the Company has entered into off-balance sheet arrangements, such as surety bonds for performance, and other bank issued guarantees which totaled $122.8 million and $132.4 million as of December 31, 2023, and December 31, 2022, respectively. The Company has also entered into cash margin guarantees totaling $3.6 million and $3.6 million at December 31, 2023, and December 31, 2022, respectively. A liability is accrued when a loss is both probable and can be reasonably estimated. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on the Company’s consolidated financial statements.

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

We plan to pursue strategic acquisitions as an element of our business strategy. The timing, size or success of any acquisition and the associated potential capital commitments are unpredictable and uncertain. We may seek to fund all or part of any such acquisition with proceeds from debt or equity issuances, or may issue equity directly to the sellers in any such acquisition, or any combination thereof. Our ability to obtain capital for strategic acquisitions will depend on our future operating performance, financial condition and, more broadly, on the availability of equity and debt financing. Capital availability will be affected by prevailing conditions in our industry, the global economy, the global financial markets and other factors, many of which are beyond our control. Any additional debt service requirements we take on could be based on higher interest rates and shorter maturities and could impose a significant burden on our results of operations and financial condition, and the issuance of additional equity securities could result in significant dilution to our shareholders.

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

Shelf registration statement. The Company does not have any effective shelf registration statements as of December 31, 2023.

Nasdaq Delisting. Effective April 28, 2023, Nasdaq delisted the Company’s ordinary shares and warrants. The delisting of the ordinary shares and warrants has affected the liquidity of such securities and could inhibit or restrict our ability to raise additional financing, among other things.

We plan to seek to relist our ordinary shares and warrants on Nasdaq as soon as practicable through the normal relisting application process. However, we cannot assure you that we will list our securities successfully on Nasdaq or another national securities exchange, or that once listed, our securities will remain listed thereon. An active trading market for the Company’s securities may never develop or, if developed, it may not be sustained. You may be unable to sell your ordinary shares and/or warrants unless an active market for such securities can be established and sustained.

Capital Expenditure Commitments

The Company was committed to incur capital expenditures of $15.4 million and $38.4 million at December 31, 2023 and 2022, respectively. Substantially all of the commitments outstanding as of December 31, 2023, are expected to be settled during 2024.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We own and control a variety of intellectual property, including but not limited to proprietary information and software tools and applications that, in the aggregate, are material to our business. No individual instance of intellectual property is material to the Company. To date, the Company has not made significant expenditures on research and development activities aside from strategic investments and partnerships with companies to expand the NEDA and Drilling and Evaluation Services portfolios. Additionally, in early 2023, the Company opened NORI in Saudi Arabia’s DTV. We expect that the NORI facility, located in the heart of Saudi Arabia’s industrial research, technology and academic hub, will enhance NESR’s ability to drive energy sector research and innovation across the MENA region.

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

Goodwill

Goodwill is the excess cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. Goodwill is evaluated for impairment on an annual basis as of October 1, or more frequently if circumstances indicate an impairment may exist at the reporting unit level. When performing the annual impairment test we have the option of first performing a qualitative assessment to determine the existence of events and circumstances that would lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If such a conclusion is reached, we would then be required to perform a quantitative impairment assessment of goodwill. A quantitative assessment for the determination of impairment is made by comparing the carrying amount of each reporting unit with its fair value. Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions and typically requires analysis of discounted cash flows and other market information, such as trading multiples, and comparable transactions. Cash flow analysis requires judgment regarding many factors, such as management’s projections of future cash flows, weighted-average cost of capital, and long-term growth rates. Market information requires judgmental selection of relevant market comparables. We assess the valuation methodology based upon the relevance and availability of the data at the time the valuation is performed. Our estimates are based upon assumptions believed to be reasonable, but which are inherently uncertain, and actual results may differ from those assumed in our analysis. The determination of whether goodwill is impaired involves a significant level of judgment in these assumptions, and changes in our forecasts, business strategy, government regulations, or economic or market conditions could significantly impact these judgments, potentially decreasing the fair value of one or more reporting units. Any resulting impairment charges could have a material impact on our results of operations.

The Company estimated that the aggregate fair value of its two reporting units as of October 1, 2023, its most recent annual goodwill impairment test date, was $2.1 billion. The Company’s market capitalization as of October 1, 2023, was $533.6 million based on an October 1, 2023, share price of $5.74 and 94,996,397 common shares outstanding. It is the Company’s opinion that the share price was not representative of the implied fair value as of October 1, 2023, due to control premium, the Company’s strong operational performance in comparison to the prevailing trends in oil prices and the financial performance of industry peers, and non-public information of which management is privy but is not reflected in the share price. In determining the control premium, management has considered current and historical industry transactions prior to valuation.

In further assessing the valuation of the Company’s goodwill, management performs sensitivity analysis by reducing estimates of growth in the Company’s future cash flows. For the October 1, 2023 test date, these reductions ranged from 1% to 3% for Production Services and 3% and 8% for Drilling and Evaluation. The severity of the reductions is based on the management’s level of certainty and confidence in the estimates. As of October 1, 2023, the Company’s sensitized models continued to show fair value in excess of the carrying amount of equity for both reporting units.

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

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized.

The computation of our income tax (expense) / benefit and liability involves the interpretation of applicable tax laws and regulations in many jurisdictions. The resolution of tax positions taken by us, through negotiations with relevant tax authorities or through litigation, can take several years to complete and in some cases it is difficult to predict the ultimate outcome. Therefore, judgment is required to determine provisions for income taxes. In addition, we have carry-forward tax losses and tax credits in certain taxing jurisdictions that are available to offset against future taxable profit. However, deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available against which the unused tax losses or tax credits can be utilized. Management judgment is exercised in assessing whether this is the case and estimates are required to be made of the amount of future taxable profits that will be available.

Recently Issued Accounting Pronouncements

Please refer to Note 3 to our consolidated financial statements included in Item 18, “Financial Statements,” of this Annual Report, for a discussion of recent accounting pronouncements and their anticipated impact.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

We rely on the Senior Management of our principal operating subsidiaries to manage our business. Our Senior Management team is responsible for the day-to-day management of our operations. Members of our senior management are appointed from time to time by vote of the Board of Directors and hold office until a successor is elected and qualified. Our current Chief Executive Officer, Chief Financial Officer and Chief Commercial Officer (collectively, our “Senior Management”) are:

Name	Age(1)	Position
Sherif Foda	54	Executive Chairman of the Board and Chief Executive Officer
Stefan Angeli	64	Chief Financial Officer
Dhiraj Dudeja	47	Chief Commercial Officer

(1)	As of December 31, 2023.

Sherif Foda has served as the Chairman and Chief Executive Officer of NESR since inception. He started the Company in 2017 as a SPAC to create the first and largest energy services company from the MENA region publicly listed on the Nasdaq Stock Market. He has more than 25 years of professional experience in the energy industry working primarily in his earlier career for Schlumberger Limited (NYSE: SLB) around the world, particularly in the Middle East, Europe and the US. He served as Senior Advisor to the Chairman of SLB, an officer and President of the Production Group, the President of Europe and Africa, Vice President, and Managing Director of the Arabian market, President of well intervention worldwide, Vice President of Europe, Caspian and Africa, and Managing Director of Oman, among other roles. He started his career in 1993 with SLB, working on the offshore fields in the Red Sea, then transferred to Germany and Europe before getting to multiple senior level positions. Prior to working in the oil and natural gas industry, he worked in the information technology and computer industry for two years after graduating from Ain Shams University in Cairo with double majors in Electronics Engineering and Automatic control. He attended various executive courses at HBS, Oxford and IMD and is a usual speaker in multiple forums. Mr. Foda used to serve as a board member of Energy Recovery, Inc. (Nasdaq: ERII), a technology company based in California and the Board of Trustees of Awty International School in Houston. He currently serves as the Chairman of the board of directors of WDVG Engineering based in Houston, GLC energy company in London and is a member of the Oxford Energy Policy Club in the UK. He is also a board member for Al Fanar Venture philanthropy in London.

We believe that Mr. Foda is qualified to serve on our Board of Directors because of his extensive experience in the oil and natural gas industry, including approximately 25 years with Schlumberger and his extensive oil field services industry experience throughout the MENA region and globally as an executive and board member.

Stefan Angeli has been the Chief Financial Officer of NESR since February 8, 2022. Previously, Mr. Angeli was CFO for Stratum Reservoir – a private equity portfolio company involved in reservoir characterization, laboratory services and instrumentation for upstream, downstream and the mining sector. Mr. Angeli spent the majority of his career (30 years) at Schlumberger in diverse roles with his last 5 assignments being Group Controller for Integrated Project Management, Controller for the Reservoir Production Group, Area Controller for Latin America Oilfield Services, and Controller for Schlumberger Information Systems & Well Completion and Productivity Business Segments. During his career, Mr. Angeli has been based in Sydney, Singapore, Jakarta, Aberdeen, Luanda, London, Rio De Janeiro and Houston. He earned a Bachelor of Economics degree majoring in Economics and Accounting from the University of Sydney and then qualified as a chartered accountant. He has also attended advanced finance management courses at the International Institute for Management Development (IMD) and the Wharton School of the University of Pennsylvania.

Dhiraj Dudeja is the Chief Commercial Officer for NESR and leads the Merger and Acquisitions as well as Sales and Marketing functions at NESR and has more than 25 years of professional experience in the oil and natural gas industry. In his career, Mr. Dudeja has worked across a diverse group of roles and geographies with significant experience in executive management, operations, sales and marketing, mergers and acquisitions, venture capital, capital markets, investor relations, technology development, and personnel functions. His career has allowed him to work in various regions across the globe specifically South Asia, Southeast Asia, Middle East and Europe, and now in the U.S. where he has been with NESR since its inception in this role. As the first employee of NESR, Mr. Dudeja has been intimately involved with every aspect of the growth of the Company and in addition to his day-to-day role is heavily focused on all the growth and strategic initiatives including any technology or business partnerships and investments. Previously he also co-founded two startups in the education analytics field in India and the U.S., one of which he actively led from 2012 to 2014 as Chief Operating Officer. Mr. Dudeja also presently serves on the board of directors of ICE Thermal Harvesting, an ESG focused geothermal energy company, Kinetic Upstream Technologies, an innovator developer of drilling automation systems and WDVG Engineering, a premier petroleum engineering firm. Mr. Dudeja is also a founding supporter of The Nudge Institute, an action institute that works with governments, markets, and civil society to build resilient livelihoods for all in India. Mr. Dudeja graduated from the Indian Institute of Technology, Delhi (IIT-Delhi) and holds a Bachelor of Technology degree in Electrical Engineering with a minor in Management Studies.

Board of Directors

The Company’s Class I Directors were elected by the shareholders at the Company’s 2020 annual general meeting whereas Class II directors were elected by the shareholders at the Company’s 2021 annual general meeting. The Company did not hold an annual general meeting in 2022 or 2023 due to the ongoing activities associated with the matters identified in our Annual Report on Form 20-F for the year ended December 31, 2022, relating to restatement of our previously issued audited financial statements as of and for the year-ended December 31, 2020. Under the Company’s Memorandum and Articles of Association, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the second annual general meeting following their election. The Company expects that both Class I and Class II Director seats will next be up for election at the 2024 annual general meeting as over two years have elapsed since the most recent annual general meeting. Search efforts are currently underway to add additional independent directors to the Company’s Board including female and minority representation. Set forth below are the names, ages and positions of each of the individuals who currently serve or served during 2023 as directors of NESR:

Name	Age (3)	Class	Position
Antonio J. Campo Mejia	66	I	Lead Independent Director
Yousef Al Nowais(1)	69	II	Independent Director
Andrew Waite(2)	62	I	Independent Director
Thomas D. Wood	67	II	Independent Director
Sherif Foda	54	II	Executive Chairman of the Board and Chief Executive Officer

(1) Al Nowais Investments LLC (“ANI”) is entitled, pursuant to a Relationship Agreement dated June 6, 2018, to nominate one director to the Board of Directors for so long as it or its affiliates hold at least 50% of the NESR ordinary shares acquired pursuant to the NPS/GES Business Combination. Mr. Al Nowais represents ANI on the Board.

(2) SCF-VIII, L.P. (“SCF-VIII”) is entitled, pursuant to a Voting Agreement dated June 6, 2018, to nominate one director to the Board of Directors for so long as it or its affiliates hold at least 60% of the NESR ordinary shares acquired pursuant to the NPS/GES Business Combination. Mr. Waite represents SCF-VIII on the Board. Prior to restructuring during 2020, these shares held by SCF-VIII were held by SV3 Holdings, Pte Ltd.

(3) Age as of December 31, 2023.

Information regarding the business experience of each director is provided below. There are no family relationships among NESR’s executive officers and directors.

Class I Directors

Antonio J. Campo Mejia has been an independent director of the Company since May 12, 2017, and is the Lead Director of the Board. Mr. Campo Mejia has been a non-executive director of the Supervisory Board and member of the Compensation and Nomination committees of Fugro N.V. (Euronext: FUR), a company providing geotechnical, survey, subsea and geosciences services since 2014 and Vice-Chairman and member of the Audit Committee of Basin Holdings, a global holding company focused on providing products and services to energy and industrial customers since 2012. From 2012 to 2013, Mr. Campo Mejia served as non-executive director at Integra Group, an oilfield services company, mainly active in Russia and the Commonwealth of Independent States and served as its Chief Executive Officer from 2009 to 2012. Mr. Campo Mejia also served as non-executive director at Basin Supply LP, Basin Tools LP and Basin Energy Services LP from 2009 to 2014. Prior to that, Mr. Campo Mejia spent 28 years of his professional career at Schlumberger, one of the world’s leading oilfield services companies, in a multitude of senior management positions in different parts of the world. In his various roles with Schlumberger, Mr. Campo Mejia served as the President of Latin America for Oilfield Services and President of Europe & Africa and was the President of Schlumberger’s Integrated Project Management business responsible for the worldwide operations in this service line. Prior to that, Mr. Campo Mejia served as Director of Personnel for the Reservoir Management Group in Houston, Texas and Vice President of Oilfield Services Latin America South, managing a full range of services in the region. In his career prior to 1997, Mr. Campo Mejia held a number of senior management and technical positions in Schlumberger’s wireline business. Mr. Campo Mejia received his bachelor’s degree in Electronic Engineering from Pontificia Universidad Javeriana in 1980.

We believe that Mr. Campo Mejia is qualified to serve on our Board of Directors because of his extensive experience in the oil and natural gas industry and his experience as an executive in oilfield services and board member of multinational companies.

Andrew Waite was elected to the Board as of June 6, 2018, and is an independent director. Mr. Waite is Managing Partner of SCF Partners, Inc., the ultimate general partner of SCF-VIII, L.P., and has been an officer of that company since October 1995. He was previously Vice President of Simmons & Company International, where he served from August 1993 to September 1995. From 1984 to 1991, Mr. Waite held a number of engineering and project management positions with Royal Dutch / Shell Group, an integrated energy company. Mr. Waite currently serves on the board of directors of Nine Energy Service, Inc. (NYSE: NINE), a position he has held since February 2013. Mr. Waite previously served on the board of directors of Complete Production Services, Inc. (previously NYSE:CPX), a provider of specialized oil and natural gas completion and production services, from 2007 to 2009, Hornbeck Offshore Services, Inc. (previously NYSE:HOS), a provider of marine services to the energy sector and military customers, from 2000 to 2006, Oil States International, Inc. (NYSE:OIS), a diversified oilfield services and equipment company, from August 1995 through April 2006, Atlantic Navigation Holdings (Singapore) Limited (SGX: 5UL), a provider of marine logistic, ship repair, fabrication, and other marine services, from January 2016 to December 2018 and Forum Energy Technologies, Inc. (NYSE: FET), a provider of value added solutions and products to the energy industry, from 2010 to 2021. Mr. Waite received a Bachelor of Science degree in Civil Engineering from Loughborough University, a Master of Science in Environmental Engineering Science from California Institute of Technology, and an M.B.A., with high distinction, from Harvard Business School.

We believe that Mr. Waite is qualified to serve on our Board of Directors because of his extensive public company experience in the energy sector, in particular in the oilfield services industry, and his experience in identifying strategic growth trends in the energy industry and evaluating potential transactions.

Class II Directors

Sherif Foda’s biographical information is set forth above.

Yousef Al Nowais was nominated by our Nominating and Governance Committee and Board of Directors on November 9, 2019, to serve as a Class II Director. He serves as the Chairman and Managing Director of Arab Development (“ARDECO”), a company he founded in his home city of Abu Dhabi, the United Arab Emirates. ARDECO is a large, diversified business and a leading player in the oil and natural gas and petrochemical sectors as well as power generation and distribution and other engineering and infrastructure project services. He served as the Co-Chairman of Al Nowais Investments LLC, a leading investment company based in Abu Dhabi with local and international holdings in a broad range of strategic investments and actively managed subsidiaries. Prior to founding ARDECO, Mr. Al Nowais joined Abu Dhabi National Oil Company (“ADNOC”) after graduating from the University of Arizona in 1979 and held many senior positions in the ADNOC group, including Finance Director and Managing Director of ADNOC’s subsidiary FERTIL. From 2007 to 2013, Mr. Al Nowais served as Managing Director of Al Maabar International, a leading UAE organization investing internationally in real estate projects in the MENA region, which was formed as a joint venture between Al Dar Properties, Mubadala, Al Qudra Holdings, Reem Investment and Reem International.

We believe that Mr. Al Nowais is qualified to serve on our Board of Directors because of his extensive experience in the oil and natural gas industry.

Thomas Wood has served as a director since our inception and served as our Chief Financial Officer from inception until October 2017 and from November 29, 2017, until June 2018. He is an entrepreneur with over 35 years of experience in establishing and growing public and private companies that provide or use oil and natural gas contract drilling services. During 2023, Mr. Wood joined Ecd Automotive Design, co-founded XtremeX Mining Technology where he serves as Chairman, and founded Advanced Mining Drilling Technology, a mining rig engineering and design corporation, where he serves as Executive Chairman. Since December 1990, he has served as the Chief Executive Officer of Round Up Resource Service Inc., a private investment company. Mr. Wood founded Xtreme Drilling Corp. (TSX:XDC), an onshore drilling and coiled tubing technology company, in May 2005 and served as its Executive Chairman until May 2011 and its Chief Executive Officer and Director from May 2011 through August 2016. He is the founder of Savanna Energy Services Corp. (TSE: SVY), a North American energy services provider, where he served as the Chairman from 2001 to March 2005. He also served as Director at various companies engaged in the exploration and production of junior oil and natural gas, including Wrangler West Energy Corp. from April 2001 to 2014; New Syrus Capital Corporation from 1998 to 2001 and Player Petroleum Corporation from 1997 to 2001. In addition, Mr. Wood served as the President, Drilling and Wellbore Service, of Plains Energy Services Ltd. from 1997 to 2000 and Wrangler Pressure Control from 1998 to 2001. He served as the President of Round-Up Well Servicing Inc. from 1988 to 1997 and Vice President of Shelby Drilling from 1981 to 1987. Mr. Wood holds a Bachelor of Arts in Economics from the University of Calgary.

We believe that Mr. Wood is qualified to serve on our Board of Directors because of his extensive experience in the oil and natural gas industry and his experience as an entrepreneur and building public companies and high growth organizations.

B. COMPENSATION

Senior Management

Members of our Senior Management receive compensation for the services they provide. Base compensation for each member of Senior Management has been comprised of cash salary and annual cash incentive bonus, the latter of which is dependent upon the achievement of Company financial targets and personal objectives. Additionally, certain members of our Senior Management have received compensation in the form of restricted stock units (“RSUs”), issued pursuant to our 2018 Long Term Incentive Plan (the “LTIP”), and retention arrangements. During the year ended December 31, 2023, the aggregate cash salary and annual cash incentive bonus compensation paid to all current members of our Houston, Texas-based Senior Management as a group was $1.8 million. The grant date fair value of LTIP grants to all current members of Senior Management totaled $0 (zero) million. Sherif Foda in his capacity as Chief Executive Officer (“CEO”) waived receiving stock awards from 2018 to 2023 in order to increase the number of shares available to grant to a broader pool of employees. Additionally, Mr. Foda waived his cash bonus for 2021 and 2022.

During 2023, in recognition of the extraordinary circumstances associated with the matters identified in our Annual Report on Form 20-F for the year ended December 31, 2022, related to restatement of our previously issued audited financial statements as of and for the year ended December 31, 2020, the Compensation Committee of the Board of Directors awarded key members of our Senior Management, excluding the CEO, retention agreements that provide for cash payments and future equity grants in exchange for continued service at the Company. The Company paid (in aggregate) cash retention totalling $0.4 million during 2023, with $0.6 million payable as of December 31, 2023, and an amount not to exceed $1.5 million available to be earned prior to the expiration of the retention provisions on January 15, 2025. In addition to cash payments, the retention agreements also provide for future equity awards of no more than 380,000 shares (in aggregate) issuable when the Company’s LTIP has sufficient shares to satisfy these grants. As of December 31, 2023, 59,999 of these shares were payable with the remainder to be earned ratably each March 15th until March 15, 2026. In the event the Company does not have sufficient shares available under the Company’s LTIP to satisfy these future equity grants prior to June 15, 2025, the amounts due are required to be settled in cash.

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

All non-employee Directors receive an annual retainer of $50,000, paid in quarterly installments, and pro-rated for any partial year of service. In addition, the chairs of the Compensation and Nominating and Governance Committees receive an additional $15,000 annual retainer and the chair of the Audit Committee receives an additional annual retainer of $20,000, paid in quarterly installments, and pro-rated for any partial years of service. As of December 31, 2023, the Company has unpaid 2023 Director cash compensation of $200,000, respectively, which is expected to be settled in 2024.

Additionally, all non-employee Directors are also to receive an annual equity award with a grant date fair value of approximately $100,000, consisting of restricted shares that vest over one year. As the Company has substantially exhausted the 5,000,000 ordinary shares reserved for issuance under the 2018 LTIP, the Board expects to issue 2023 stock awards once the Company’s shareholders approve a new, long term incentive plan, and the shares therefrom are covered by an effective registration statement on file with the SEC. The actual number of restricted shares to be issued will be calculated by dividing $100,000 by the closing price of our common stock on the OTC Pink Market on the date of grant. Upon award, all shares will follow the terms and conditions of the long term incentive plan in effect at the time of grant.

Non-employee Directors are permitted to waive Director’s fees.

Director Compensation

The following table provides information on the compensation earned, paid or awarded to our current Directors for the year ended December 31, 2023.

	Fees Earned or	Stock
Name	Paid in Cash	Awards	Total
	($)	($)	($)
Antonio Campo Mejia	65,000	-	65,000
Yousef Al Nowais(1)	-	-	-
Andrew Waite	70,000	-	70,000
Thomas D. Wood	65,000	-	65,000
Hala Zeibek(2)	-	-	-
Sherif Foda(3)	-	-	-

(1)	Mr. Al Nowais waived his 2023 compensation.
(2)	Prior to her registration from our Board of Directors in the third quarter of 2023, Ms. Zeibak also waived her 2023 compensation.
(3)	Employees or non-independent directors do not receive any compensation including any cash or stock grants for their service on our Board of Directors.

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

The Company has established a strong culture of granting stock awards to all its top performers. The plan includes all employees at all levels. The program is designed to award up to 200% of the annual salary as LTIP awards for achieving certain stretch goals and incentivizes key employees to contribute and excel. The 200% annual salary cap is applicable to all employees equally and includes the Chief Executive Officer, Chief Financial Officer and the senior executive officers of the Company. As mentioned earlier, the Chief Executive Officer waived his LTIP compensation from 2018 to 2023 to increase the pool of awards to a wider range of employees.

During the year ended December 31, 2023, the Company awarded 5,000 RSUs under the LTIP at a value of $0.03 million. The RSUs were allocated to the recipients at a weighted average grant date fair value of $5.04 per share and vest ratably on an annual basis over a 3-year period (1/3 of the shares vest at the anniversary of the grant date). Expense related to share-based compensation of $6.7 million, $9.3 million, and $9.8 million was recorded in the Consolidated Statements of Operations in the years ended December 31, 2023, 2022, and 2021, respectively. At December 31, 2023 and 2022, the Company had unrecognized compensation expense of $3.8 million and $12.4 million, respectively, related to unvested RSUs to be recognized on a straight-line basis over a weighted average remaining period of 1.02 years and 1.72 years, respectively.

Benefit Plans and Programs

The Company provides welfare and other benefit programs made, as consistent with local custom in each country in which it operates, generally including medical, dental and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance, and life insurance.

The Company provides a defined benefit plan of severance pay to eligible employees. Accruals for these end-of-service indemnities totaled $33.7 million and $28.3 million as of December 31, 2023, and 2022, respectively. The severance pay plan provides for a lump sum payment to employees on separation (retirement, resignation, death while in employment or on termination of employment) of an amount based upon the employees last drawn salary and length of service, subject to the completion of minimum service period (1-2 years) and taking into account the provisions of local applicable law or as per applicable employee contracts. The Company records annual amounts relating to these long-term employee benefits based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, assumed rates of return, compensation increases and turnover rates. The Company reviews its assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is appropriate to do so. The effect of modifications to those assumptions is recorded in the Consolidated Statements of Operations. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions. The net periodic costs are recognized as employees render the services necessary to earn these benefits.

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

As of December 31, 2023, the Board of Directors consisted of five directors. This included three NESR directors existing prior to our acquisition of NPS and GES, Sherif Foda, Thomas Wood, and Antonio J. Campo Mejia, and two additional directors, Yousef Al Nowais, and Andrew L. Waite. See Item 6A, “Directors and Senior Management” for more information about our current Senior Management and Board of Directors.

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

On March 11, 2022, the Board formed a subcommittee of its Audit Committee, consisting of independent directors Mr. Waite and Mr. Campo Mejia, to serve as an independent committee (the “Subcommittee”) to understand and address the causes of the matters described in our Annual Report on Form 20-F for the year ended December 31, 2022, relating to restatement of our previously issued audited financial statements as of and for the year-ended December 31, 2020.

Compensation Committee

The Board of Directors has formed a Compensation Committee of the Board of Directors. During 2023, the members of our Compensation Committee were Mr. Campo Mejia, Mr. Wood, Ms. Zeibek until her resignation from the Board of Directors, and Mr. Waite subsequent to Ms. Zeibek’s departure. Mr. Wood served as the chairman of the Compensation Committee throughout 2023. We have adopted a Compensation Committee charter, which details the principal functions of the Compensation Committee, including:

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

D. EMPLOYEES

As of December 31, 2023, 2022, and 2021, we employed 6,231, 5,968, and 5,623 employees and independent contractors, respectively, from over 60 different nationalities.

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

E. SHARE OWNERSHIP

The table below shows the number and percentage of our outstanding ordinary shares beneficially owned by each of our directors and executive officers and all of our directors and executive officers as a group as of December 31, 2023.

	Beneficial Interest in Ordinary Shares
Officer and/or Director	Number of shares	Percentage (a)
Sherif Foda (b)	2,965,325	3.12%
Stefan Angeli	-	*
Dhiraj Dudeja	316,033	*
Antonio J. Campo Mejia	726,922	*
Yousef Al Nowais(c)	5,358,396	5.64%
Andrew Waite	42,103	*
Thomas Wood	929,209	1.0%
All officers and directors as a group	10,337,988	10.88%

* less than 1%

(a)	Based on issued and outstanding ordinary shares of 94,996,397 as of December 31, 2023.
(b)	Mr. Foda owns 2,965,325 ordinary shares, inclusive of shares held by NESR Holdings, Ltd., our Sponsor. Mr. Foda has exclusive voting and dispositive power over the ordinary shares held by NESR Holdings Ltd.
(c)	Includes 5,358,396 ordinary shares held by Al Nowais Investments LLC over which Mr. Al Nowais shares dispositive power.

F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth information as of December 31, 2023, for each shareholder whom we know to beneficially own more than five percent of our outstanding ordinary shares:

	Ordinary Shares Held
Shareholders	Number of shares (in thousands)	Percentage of Ordinary Shares Outstanding(a)
Olayan Saudi Holding Company	17,025	17.9%
Mubbadrah Investment LLC(b)	9,288	9.8%
SCF-VIII, L.P.(c)	7,992	8.4%
Encompass Capital Advisors LLC	7,337	7.7%
FMR LLC(d)	5,522	5.8%
Al-Nowais Investments LLC	5,358	5.6%

(a)	Based on issued and outstanding ordinary shares of 94,996,397 as of December 31, 2023.
(b)	Includes NESR ordinary shares owned by Mubbadrah Investments LLC, Hilal Al Busaidy and Yasser Al Barami.
(c)	SCF-VIII, L.P. (of which SCF GP LLC, an affiliate of SCF Partners, is the indirect beneficial owner) is the direct owner of 7,991,667 ordinary shares.
(d)	Includes NESR ordinary shares owned by FMR LLC and Abigail P. Johnson.

Our major shareholders have no different voting rights from those of the rest of our shareholders.

We are aware of the following significant changes in the percentage ownership held by the foregoing major shareholders over the past three years:

●	NESR SPV, Ltd. ceased to be a more than 5% shareholder of the Company.
●	Encompass Capital Advisors LLC and FMR LLC became more than 5% shareholders of the Company.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

B. RELATED PARTY TRANSACTIONS

See Note 19, Related Party Transactions, to the consolidated financial statements included in Item 18, “Financial Statements,” of this Annual Report.

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

B. SIGNIFICANT CHANGES

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Holders of our ordinary shares and warrants should obtain current market quotations for their securities. Our ordinary shares and warrants were previously listed on Nasdaq under the symbols “NESR” and “NESRW,” respectively. Our ordinary shares and warrants were delisted from Nasdaq effective on April 28, 2023. As at the date of the filing of this Annual Report, the Company’s securities are quoted on the OTC Pink Market on an “unsolicited only” basis.

See “Risk Factors - Our securities were delisted from Nasdaq, which has had and may continue to have a material adverse effect on our business and the trading and price of our securities” for additional information related to the lack of liquidity of our securities.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

As at the date of the filing of this Annual Report, our ordinary shares and warrants are quoted on the OTC Markets Pink marketplace under the symbols “NESR” and “NESRW”, respectively, on an “unsolicited only” basis.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The following description of our memorandum and articles of association, as amended and restated, does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of our memorandum and articles of association, which is incorporated herein by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F (File No. 001-38091) filed on December 29, 2023.

Corporate Profile

We are a company incorporated in the British Virgin Islands on January 23, 2017 as a BVI company limited by shares (company number 1935445), and our affairs are governed by our Memorandum and Articles of Association, as amended and restated (which document shall be herein referred to as our “Charter”), the BVI Business Companies Act, 2004, as amended (the “Companies Act”), and the common law of the British Virgin Islands. The registered office of the Company is at Luna Tower, Waterfront Drive, Road Town, Tortola, VG1110, British Virgin Islands, and the registered agent of the Company is Intertrust Corporate Services (BVI) Limited also located at the same address. The Company may change its registered office or registered agent by a Resolution of Directors or a Resolution of Members. The change shall take effect upon the Registrar registering a notice of change filed under section 92 of the Companies Act.

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

As of December 31, 2023, an aggregate of 94,996,397 ordinary shares were issued and outstanding. After considering unvested RSUs outstanding as of December 31, 2023, 38,103 shares remain reserved for issuance under the 2018 LTIP. The Company anticipates requesting ordinary shareholder approval of a new long-term incentive plan at the Company’s next annual general meeting. Each of our outstanding ordinary shares entitles its holder to one vote at any general meeting of shareholders. There were no preferred shares issued as of the filing of this Annual Report.

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

General Meeting of Shareholders

A general meeting of the shareholders shall be held annually at such date and time as may be determined by the Board of Directors unless the Board of Directors resolve, at their discretion but acting reasonably and with due regard to the interests of the Company and its members, to delay or postpone the date of any general meeting. The most recent annual general meeting was held on June 25, 2021. The Company did not hold an annual general meeting in 2022 or 2023, due to the ongoing activities associated with the restatement of previously issued financial statements in the Annual Report on Form 20-F for the year ended December 31, 2022. The Company expects its next annual general meeting will be held in 2024. Each of our ordinary shares entitle the holder of record thereof to attend our general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders, and to exercise voting rights, subject to the provisions of our Charter. Each share entitles the holder to one vote at a general meeting of shareholders. There is no other minimum shareholding required to be able to attend or vote at a general meeting of shareholders.

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

Distributions

The Board of Directors of the Company may by resolution authorize a distribution at a time and of an amount, on reasonable grounds that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as and when they fall due. Dividends may be paid in money, shares, or other property. The Company may, by resolution of the Board of Directors, from time to time pay to the shareholders such interim dividends as appear to the Board of Directors to be justified by the profits of the Company, provided always that they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as and when they fall due. Notice in writing of any dividend that may have been declared shall be given to each shareholder and all dividends unclaimed for three years after such notice has been given to a shareholder may be forfeited by resolution of the Board of Directors for the benefit of the Company. No dividend shall bear interest as against the Company.

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

E. TAXATION

NESR is a holding company incorporated in the British Virgin Islands which imposes a zero percent statutory corporate income tax rate on income generated outside of the British Virgin Islands. The Subsidiaries operate in multiple tax jurisdictions throughout the MENA region where statutory tax rates generally vary from 0% to 43.7%.

UAE Corporate Income Tax

On June 1, 2023, the UAE Ministry of Finance Federal Decree-Law No. 47 of 2022 (“Decree-Law No. 47”) became effective for accounting periods beginning on or after this date (as applicable to NESR, January 1, 2024). Decree-Law No. 47 establishes a federal corporate tax regime in the UAE. Cabinet of Ministers’ Decision No. 116 of 2022 specifies the threshold of income over which the 9% tax rate would apply and accordingly, Decree-Law No. 47 is now considered to be substantively enacted. A rate of 9% will apply to taxable income exceeding United Arab Emirates Dirhams (“AED”) 375,000, a rate of 0% will apply to taxable income not exceeding AED 375,000, and a rate of 0% will apply on qualifying income of free zone entities. Based on our assessment of facts and circumstances that existed as of December 31, 2023, we have not identified any deferred tax implications.

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

The following summary does not discuss all aspects of U.S. federal income taxation that may be applicable to U.S. Holders in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including certain former citizens or long-term residents of the United States, insurance companies, banks or other financial institutions, regulated investment companies, securities or foreign currency dealers, tax-exempt organizations, persons holding shares as part of a straddle, hedging, constructive sale, or conversion transaction, persons subject to the foreign tax credit splitting events rules, persons subject to the alternative minimum tax, persons who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation, U.S. Holders having a functional currency other than the U.S. dollar, traders in securities that use the mark-to-market method of accounting, persons owning (directly, indirectly or by attribution) 10% or more of our outstanding share capital or voting stock and persons not holding the shares as capital assets (generally, property held for investment). This discussion also does not address the consequences of the Medicare tax on net investment income or any aspect of state, local or non-U.S. tax law or any other aspect of U.S. federal taxation (e.g., the estate or gift tax) other than income taxation.

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

Prospective purchasers are urged to consult their own tax advisers about the application of the U.S. federal tax rules to their particular circumstances as well as the state, local, non-U.S. and other tax consequences to them of the purchase, ownership and disposition of our shares.

Taxation of Dividends and Other Distributions on our Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of distributions paid by us to U.S. Holders with respect to the shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date that you actually or constructively receive the distribution in accordance with your regular method of accounting for U.S. federal income tax purposes, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of capital causing a reduction in your tax basis in your shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends generally will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. There is currently no income tax treaty between the United States and the British Virgin Islands. Pursuant to IRS authority, shares are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on an “over-the-counter” market. However, there can be no assurance that the OTC Pink Market will be treated as an established securities market for these purposes. You are urged to consult your own tax adviser regarding the availability of the lower rate for dividends paid with respect to our shares, including the effects of any change in law after the date of this annual report.

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

Passive Foreign Investment Company

A non-U.S. corporation will be classified as a PFIC for any taxable year if (i) at least 75% of its gross income consists of passive income, (such as dividends, interest, rents, and royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person) and gains on the disposition of certain minority interests or (ii) at least 50% of the average value of its assets consist of assets that produce or are held for the production of, passive income. We currently believe that we were not a PFIC for the taxable year ended December 31, 2023, and we do not expect to be classified as a PFIC in the foreseeable future. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our shares and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a U.S. Holder would suffer adverse tax consequences. A U.S. Holder of shares in a PFIC that does not make certain elections would realize ordinary income rather than capital gains on the disposition of shares and may be subject to punitive interest charges with respect to certain dividends and gains on the sale or other disposition of the shares. Furthermore, dividends paid by a PFIC are not eligible to be treated as qualified dividend income (as discussed above). In addition, if a U.S. Holder holds shares in any year in which we are treated as a PFIC, such U.S. Holder will be subject to additional tax form filing and reporting requirements.

Application of the PFIC rules is complex. U.S. Holders should consult their own tax advisers regarding the potential application of the PFIC rules to the ownership of our shares.

Information Reporting and Backup Withholding

Dividend payments with respect to our shares and proceeds from the sale, exchange or other taxable disposition of our shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes on dividends paid to individual shareholders.

Certain U.S. Holders are required to report information relating to certain “specified foreign financial assets,” which generally include shares of a foreign corporation, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their tax return for each year in which they hold such shares. U.S. Holders are urged to consult their tax advisers regarding the application of the U.S. information reporting and backup withholding rules.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

Documents concerning the Company which are referred to in this Annual Report are available on the SEC’s website at http://www.sec.gov.

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

Local currency balances in the United Arab Emirates, Saudi Arabia, Oman, Kuwait and Qatar entities are not considered to represent significant currency risk as the respective currencies in these countries are pegged to either the U.S. dollar or a weighted basket of currencies heavily weighted to the U.S. dollar. Our foreign currency risk arises from the settlement of transactions in currencies other than our functional currency, specifically in the Algerian Dinar, Egyptian Pound, Libyan Dinar, and Iraqi Dinar. However, customer contracts in these countries are largely denominated in U.S. dollars. We do not believe that a 10% increase or decrease in the relative value of the U.S. dollar to other currencies would have a material effect on our operating results or financial condition.

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

We have not experienced any material losses related to non-payment of receivables from individual or groups of customers due to loss of creditworthiness during the years ended December 31, 2023, 2022 and 2021. Management believes that we do not have additional credit risk beyond the amounts already provided for credit losses in our accounts receivable.

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

Since the end of 2021, interest rates have significantly increased as central banks have sought to reduce inflationary pressures. As of December 31, 2023, and December 31, 2021, borrowings under the Term Loan and RCF facilities incurred interest at the rate of 8.23% and 2.96%, respectively, for U.S. dollar denominated borrowings, and interest rates of 8.58% and 3.44%, respectively, for Saudi Arabian Riyal borrowings. Consequently, our interest expense, net, has increased.

We do not use derivatives for trading purposes, to generate income or to engage in speculative activity.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. DEBT SECURITIES

Not applicable.

B. WARRANTS AND RIGHTS

As of both December 31, 2023, and December 31, 2022, there were 35,540,380 Public Warrants outstanding. Each Public Warrant entitles the registered holder to purchase one-half of one ordinary share at a price of $5.75 per half share at any time commencing on July 6, 2018 (30 days after the completion of the NPS/GES Business Combination). The Public Warrants must be exercised for whole ordinary shares. The Public Warrants were initially set to expire on June 6, 2023 (five years after the completion of the NPS/GES Business Combination) but were subsequently extended to June 6, 2025, by vote of the Company’s Board of Directors during 2022.

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

From their initial sale in May of 2017 until May of 2020, the Company also had Private Warrants outstanding. The Company’s Private Warrants were distinguished from the Company’s Public Warrants exclusively for their unique cashless exercise and limited redemption features. The Private Warrants retained these features for as long as they were held by our Sponsor, NESR Holdings, Ltd. Periodically between December of 2018 and May of 2020, NESR Holdings, Ltd. sold its Private Warrants, at which time the Company’s Private Warrants were converted into Public Warrants. Subsequent to May of 2020, there were no Private Warrants outstanding.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of The Treadway Commission. Based on our evaluation under the Internal Control Integrated Framework (2013), our management concluded that our internal control over financial reporting was not effective as of December 31, 2023, due to material weaknesses in our internal control over financial reporting described as follows:

Control Environment

The Company did not design and maintain an effective control environment commensurate with our financial reporting requirements. Our Senior Management failed to set an appropriate tone at the top sufficient to ensure a culture of compliance with the Company’s accounting, finance and internal control policies, including through:

●	Lack of an effective organizational structure to promote effective internal control;
●	Lack of effective communication protocols to ensure timely escalation and resolving of accounting issues; and
●	Insufficient technical accounting resources with an appropriate level of accounting knowledge, experience and training commensurate with our structure and financial reporting requirements to appropriately analyze, record and disclose accounting matters timely and accurately in accordance with U.S. GAAP.

Control Activities

The material weakness described above contributed to the following additional material weaknesses:

●	The Company’s period-end financial reporting controls, specifically those over account reconciliations, were not effectively designed and implemented to detect potential misstatements and correct identified misstatements to period-end financial statements.
●	The Company did not design and maintain effective controls over certain accounts payable functions. Specifically, the Company did not maintain effective controls over the creation of purchase orders, the matching of goods or services received against purchase orders, and/or the review of the completeness and accuracy of accounts payable and accrued liabilities.
●	The Company did not design and maintain effective information technology general controls over financial reporting as privileged access users were not appropriately provisioned and inadequate monitoring controls were in place to enforce appropriate system access and segregation of duties.

As discussed in our Annual Report on Form 20-F for the year ended December 31, 2022, relating to restatement of our previously issued audited financial statements as of and for the year-ended December 31, 2020, these material weaknesses contributed to material errors which resulted in the restatement of our previously issued financial statements. Additionally, each of the material weaknesses described above could result in a misstatement of substantially all of our accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Our independent registered public accounting firm, Grant Thornton Audit and Accounting Limited (Dubai Branch), as auditor of our consolidated financial statements included in this Annual Report on Form 20-F, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2023.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Other than as described below under “Management’s Plan for Remediation,” there have been no changes in our internal control over financial reporting during the most recently completed fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management’s Plan for Remediation

The Company is committed to ensuring a strong internal control environment and to ensuring that a proper, consistent tone is communicated throughout the organization. To that end, management, with oversight of the Audit Committee of the Board of Directors, has identified and began to implement steps to remediate the material weaknesses described above. As of the date of this filing, the Company has successfully completed the following remedial steps:

●	Changed the Company’s reporting lines for financial reporting on an interim basis including that the Company’s CFO reports directly to the non-executive members of the Board of Directors as to all financial reporting and accounting matters and will continue to do so at least through 2024, the expected period of the remediation efforts;
●	Appointed an internally promoted Director of Internal Audit in addition to engaging a third party to provide an Internal Audit function on an interim basis until such time as the Company develops a sufficient in-house Internal Audit team;
●	Engaged in training throughout the financial and accounting organization, including through a three-day Controllers Conference in May 2023, focused on U.S. GAAP and the specific issues that led to the Company’s restatement;
●	Conducted formal compliance workshops with country management, service line management, the complete supply chain organization, and function heads that reemphasized the location of key Company policies and required certifications that each trainee understood where to find the Company’s policies and understood their content;
●	Commenced a series of formal monthly trainings for all senior finance staff with topics such as how to improve and better facilitate the audit process;
●	Conducted a formal training on SOX for executive management, country leaders, segment directors and function leads;
●	Starting in 2023, tied future compensation awards to compliance;
●	Invested in additional software to centralize and automate financial controls;
●	Made significant improvements to “procurement-to-pay” processes through investment in technology and creation of additional procedures.
●	Instituted improved processes for reconciliations to help detect, and correct, potential misstatements;
●	Enhanced policies and procedures to improve our overall control environment and develop proper monitoring controls around timely evaluation and communication of internal control deficiencies to those parties responsible for taking corrective action, including Senior Management and the Board of Directors, as appropriate;
●	Enhanced user access provisioning and monitoring controls to enforce appropriate system access and segregation of duties; and
●	Recruited additional individuals to key positions within our financial reporting, technology, accounting, internal audit and other support functions.

The Company is still in the process of undertaking the following additional steps (and continuing to expand on certain of the steps outlined above) to address the material weaknesses. These include:

●	Evaluating the optimal structure for the financial reporting and accounting functions, considering the decentralized nature of the Company’s operations and the regions in which it operates;
●	Evaluating the quantity and qualifications of employees at all levels of the financial reporting, technology, accounting, internal audit and other support functions, and recruiting additional personnel as needed;
●	Recruiting additional independent Board members to provide additional support to the members of the Audit Committee;
●	Continuous additional training, with a particular focus on the accrual process, U.S. GAAP, and the importance of raising ethics and other concerns, among employees in all regions;
●	Investing in IT security, including software to enforce appropriate system access and segregation of duties;
●	Evaluating and redesigning as appropriate the full set of financial controls utilized by the Company; and
●	Improving the completeness and accuracy of underlying data used in the operation of certain controls within the Company’s financial reporting process by working with control preparers and reviewers to enhance documentation and properly identifying control attribute and preparing spreadsheet controls checklist to assist in this process.

We are committed to ensuring that our internal controls over financial reporting are designed and operating effectively. Management believes the efforts taken to date and the planned remediation will improve the effectiveness of our internal control over financial reporting. In order for the material weaknesses to be considered remediated, the controls currently being implemented must be in place and operating effectively for a sufficient period of time to allow for testing by management and the Company’s independent registered public accounting firm.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Services Provided by and Fees Paid to Grant Thornton Audit and Accounting Limited (Dubai Branch)

In the second quarter of 2023, the Audit Committee appointed Grant Thornton Audit and Accounting Limited (Dubai Branch) (“GT”) as the Company’s independent registered public accounting firm and our principal external auditors, effective immediately, to complete the audits for fiscal years ended December 31, 2022, December 31, 2021, and the re-audit for the fiscal year ended December 31, 2020. On February 4, 2024, GT was reappointed to complete the audit for the fiscal year ended December 31, 2023.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by GT, for the periods indicated (in US$ thousands):

	Year ended
	December 31, 2023	December 31, 2022

Audit fees(a)	$2,750	$2,450
Audit-related fees(b)	50	85
Tax fees(c)	-	-
All other fees(d)	-	-
Total	$2,800	$2,535

(a)	Audit fees represent fees for services provided in connection with the audit of our consolidated financial statements, and audit services provided in connection with regulatory filings.

(b)	Audit-related fees consist of assurance and related services rendered by the principal accountant related to the performance of the audit or review of our consolidated financial statements, which have not been reported under audit fees above.

(c)	Tax fees represent fees for professional services rendered for tax compliance, tax advice and tax planning.

(d)	All other fees include fees for services provided other than the services reported above.

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

Under the policy, the Audit Committee pre-approves all audit services to be provided to the Company, whether provided by the principal auditors or other firms, and all other services (review, attest and non-audit) to be provided to the Company by the independent auditors; provided, however, that de minimis non-audit services may instead be approved in accordance with applicable rules and regulations. All services provided by the principal external auditors for the years ended December 31, 2023, December 31, 2022, and December 31, 2021, were approved by the Audit Committee pursuant to the pre-approval policy.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not Applicable.

ITEM 16J. INSIDER TRADING POLICIES

On November 18, 2018, the Board of Directors adopted its Policy on Insider Trading which sets forth guidelines that apply to all employees of the Company, all officers of the Company and all members of the Company’s Board of Directors and their immediate family members (collectively, the “Covered Person(s)”). The Company’s general policy forbids trading or causing trading while in possession of material non-public information. Key provisions include:

(a)	No Covered Person may purchase or sell, or offer to purchase or sell, any Company security, whether or not issued by the Company, while in possession of material non-public information about the Company.

(b)	No Covered Person who knows of any material non-public information about the Company may communicate (“tip”) that information to any other person, including family members and friends, or otherwise disclose such information without the Company’s authorization.

(c)	No Covered Person may purchase or sell any security of any other company while in possession of material non-public information about the other company that was obtained in the course of his or her involvement with the Company. No Covered Person who knows of any such material non-public information may communicate that information to, or tip, any other person, including family members and friends, or otherwise disclose such information without the Company’s authorization.

(d)	Covered Persons should never trade, tip or recommend securities (or otherwise cause the purchase or sale of securities) while in possession of information that they have reason to believe is material and non-public unless they first consult with, and obtain the advance approval of, the Company’s compliance officer.

(e)	Directors and officers must “pre-clear” all trading in securities of the Company.

ITEM 16K. CYBERSECURITY

To assess, identify and manage the material risks of cybersecurity threats to our business, operations and control environments, we have made investments in our technology and have implemented policies, programs and controls, with a focus on cybersecurity incident prevention and mitigation. Our cybersecurity program is integrated into our risk management process. The program is aligned with industry standards and best practices. As part of our cybersecurity process, we engage external experts and consultants to assess our cybersecurity program and compliance with applicable practices and standards. The Company mitigates risks of cybersecurity incidents using a multifaceted approach which includes, but is not limited to: establishing information security policies, implementing information protection processes and technologies, assessing cybersecurity risk, implementing cybersecurity training, and monitoring our information technology systems. Our cyber security policy includes personnel affiliated with third parties. The Company is currently in material compliance with relevant information privacy and cybersecurity governmental standards with which it is required to comply. The Company has not experienced a material cybersecurity incident during the year ended December 31, 2023. For more information on how material cybersecurity incidents may impact our business, see Item 3D. “Risk Factors- Other Risks Associated with Our Business -” Cybersecurity risks and threats could adversely affect our business” of this Annual Report on Form 20-F.

Cybersecurity Governance

On July 26, 2023, the SEC adopted a final rule requiring, among other things, registrants to disclose certain information regarding cybersecurity risk management, strategy and governance annually and certain information about material cybersecurity incidents within four business days of the incident. The final rule became effective on September 5, 2023. The Company’s Head of Information Technology (who has over 15 years of relevant experience plus education that includes a Ph.D. in Information Technology from Dublin City University) monitors day-to-day cybersecurity risks using the approach described above. Material near-term and long-term risks are communicated with Senior Management and the Board of Directors. The Company’s Board of Directors is engaged in overseeing and reviewing the Company’s strategic direction and objectives, taking into account, among other considerations, the Company’s risk profile and exposures. While the Board of Directors retains oversight over policy and strategy related to cybersecurity, it has delegated the responsibility for the oversight of the Company’s cybersecurity program to the Audit Committee. The Audit Committee is responsible for reviewing and discussing the Company’s policies regarding risk assessment and risk management, major accounting risk exposures and the implementation and effectiveness of risk management protocols with respect to information technology security and cybersecurity risks, as well as reviewing material breaches and attacks, as applicable. NESR’s Head of Information Technology reports directly to the Company’s Chief Financial Officer who provides periodic (at least quarterly) updates to the Audit Committee regarding matters that are relevant to those charged with governance.

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

Consolidated Statements of Operations

Consolidated Statements of Comprehensive Income

Consolidated Balance Sheets

Consolidated Statements of Shareholders’ Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS

No.	Description of Exhibit

1.1	Memorandum and Articles of Association, as amended and restated (incorporated herein by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F (File No. 001-38091) filed on December 29, 2023).
2.1	Specimen Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1/A (File No. 333-217006) filed on April 25, 2017).
2.2	Specimen Warrant Certificate (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-1/A (File No. 333-217006) filed on April 25, 2017).
2.3	Warrant Agreement, dated May 11, 2017, by and between the Company and Continental Stock Transfer & Trust Company (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on May 17, 2017.
2.4	Consent Agreement, dated November 29, 2018, by and among Mubbadrah Investments LLC, Hilal Al Busaidy, Yasser Said Al Barami and the Company (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-3 (File No. 333-229801) filed on February 22, 2019).
2.5	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.5 to the Company’s Annual Report on Form 20-F (File No. 001-38091) filed on December 29,2023).
4.1	Relationship Agreement, dated June 5, 2018, by and between the Company, NESR Holdings Limited and Hana Investments Co. WLL (incorporated herein by reference to Exhibit 10.14 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
4.2	Registration Rights Agreement, dated June 5, 2018, by and between the Company and Hana Investments Co. WLL (incorporated herein by reference to Exhibit 10.15 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
4.3	Relationship Agreement, dated June 6, 2018, by and between the Company and AL Nowais Investments LLC. (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
4.4	Amended and Restated Registration Rights Agreement, dated June 6, 2018, by and among the Company, NESR Holdings Ltd., Al Nowais Investments LLC, and NESR SPV Limited (incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).

No.	Description of Exhibit
4.5	National Energy Services Reunited Corp. 2018 Long Term Incentive Plan (incorporated herein by reference to Annex F to the Company’s Proxy Statement on Schedule 14A (File No. 001-38091) filed on May 8, 2018).
4.6	Voting Agreement, dated June 6, 2018, by and between the Company, NESR Holdings Ltd. and SV3 Holdings PTE LTD (incorporated herein by reference to Exhibit 10.19 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
4.7	Registration Rights Agreement dated June 6, 2018 by and between the Company and SV3 Holdings PTE LTD (incorporated herein by reference to Exhibit 10.20 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
8.1*	Subsidiaries of National Energy Services Reunited Corp.
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.
13.1**	Certificate of Chief Executive Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
13.2**	Certificate of Chief Financial Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

* Filed herewith.

** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NATIONAL ENERGY SERVICES REUNITED CORP.

By:	/s/ Sherif Foda
Name:	Sherif Foda
Title:	Chief Executive Officer
Date:	April 30, 2024

By:	/s/ Stefan Angeli
Name:	Stefan Angeli
Title:	Chief Financial Officer
Date:	April 30, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

National Energy Services Reunited Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of National Energy Services Reunited Corp. (a British Virgin Islands corporation) and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated April 30, 2024, expressed an adverse opinion.

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

Uncertain tax positions

As set forth in Note 13 to the consolidated financial statements, the Company’s tax filings are subject to regular audit by the tax authorities. These audits could lead to additional tax assessments that are resolved with the tax authorities or, potentially, through the courts. Tax liabilities are recorded based on management’s estimates of additional taxes that will be due upon the conclusion of these audits.

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

April 30, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

National Energy Services Reunited Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of National Energy Services Reunited Corp. (a British Virgin Islands corporation) and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, because of the effect of material weaknesses described in the following paragraphs on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended December 31, 2023. The material weaknesses identified above were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report dated April 30, 2024, which expressed an unqualified opinion on those financial statements.

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

/s/ Grant Thornton Audit and Accounting Limited (Dubai Branch)

Dubai, United Arab Emirates

April 30, 2024

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In US$ thousands, except share data)

	December 31, 2023	December 31, 2022

Assets
Current assets
Cash and cash equivalents	$67,821	78,853
Accounts receivable, net (Note 6)	171,269	148,709
Unbilled revenue	95,997	110,186
Service inventories (Note 7)	98,434	110,521
Prepaid assets	9,238	337
Retention withholdings	48,419	34,268
Other receivables	39,778	38,271
Other current assets	10,759	16,669
Total current assets	541,715	537,814
Non-current assets
Property, plant and equipment, net (Note 8)	442,666	461,061
Intangible assets, net (Note 9)	84,304	102,914
Goodwill (Note 9)	645,095	645,095
Operating lease right-of-use assets (Note 10)	31,628	29,970
Other assets	52,332	51,473
Total assets	$1,797,740	$1,828,327

Liabilities and equity
Liabilities
Accounts payable and accrued expenses	351,240	353,536
Current installments of long-term debt (Note 11)	71,744	53,352
Short-term borrowings (Note 11)	48,889	89,885
Income taxes payable (Note 13)	8,421	7,262
Other taxes payable	14,674	7,604
Operating lease liabilities (Note 10)	7,406	6,263
Other current liabilities	31,073	26,166
Total current liabilities	533,447	544,068

Long-term debt (Note 11)	331,565	391,863
Deferred tax liabilities (Note 13)	-	-
Employee benefit liabilities (Note 12)	28,935	24,382
Non-current operating lease liabilities (Note 10)	25,145	25,051
Other liabilities	57,154	40,615
Total liabilities	976,246	1,025,979

Commitments and contingencies (Note 14)	-	-

Equity
Preferred shares, no par value; unlimited shares authorized; none issued and outstanding at December 31, 2023 and December 31, 2022, respectively (Note 16)	-	-
Common stock and additional paid in capital, no par value; unlimited shares authorized; 94,996,397 and 94,012,752 shares issued and outstanding at December 31, 2023 and December 31, 2022, respectively (Note 16)	883,865	877,299
Retained (deficit)	(62,440)	(75,020)
Accumulated other comprehensive income	69	69
Total equity	821,494	802,348
Total liabilities and equity	$1,797,740	$1,828,327

The accompanying notes are an integral part of the consolidated financial statements.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except share data and per share amounts)

	Year ended
Description	December 31, 2023	December 31, 2022	December 31, 2021

Revenues	$1,145,915	$909,517	$876,729
Cost of services	(997,265)	(844,039)	(873,948)
Gross profit	148,650	65,478	2,781
Selling, general and administrative expenses (excluding Amortization)	(49,173)	(47,530)	(28,071)
Amortization	(18,774)	(18,865)	(18,042)
Operating income / (loss)	80,703	(917)	(43,332)
Interest expense, net	(45,826)	(34,126)	(15,174)
Other (expense) / income, net	(5,031)	5,242	(2,073)
Income / (loss) before income tax	29,846	(29,801)	(60,579)
Income tax expense	(17,266)	(6,619)	(3,989)
Net income / (loss)	$12,580	$(36,420)	$(64,568)

Weighted average shares outstanding (Note 17):
Basic	94,748,324	92,962,048	91,043,830
Diluted	94,748,324	92,962,048	91,043,830

Net earnings per share (Note 17):
Basic	$0.13	$(0.39)	$(0.71)
Diluted	$0.13	$(0.39)	$(0.71)

The accompanying notes are an integral part of the consolidated financial statements.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In US$ thousands)

	Year ended
Description	December 31, 2023	December 31, 2022	December 31, 2021

Net income / (loss)	$12,580	$(36,420)	$(64,568)
Other comprehensive income, net of tax
Foreign currency translation adjustments	-	-	5
Total Comprehensive Income, net of tax	$12,580	$(36,420)	$(64,563)

The accompanying notes are an integral part of the consolidated financial statements.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS SHAREHOLDERS’ EQUITY

(In US$ thousands, except share data)

		Common Stock and	Accumulated
		Additional	Other		Total
	Ordinary	Paid in	Comprehensive	Retained
Description	Shares	Capital	Income	(Deficit)	Equity

Balance at December 31, 2022	94,012,752	$877,299	$69	$(75,020)	$802,348
Share-based compensation expense	-	6,763	-	-	6,763
Vesting of restricted share units	983,645	(197)	-	-	(197)
Other	-	-	-	-	-
Net (loss) / income	-	-	-	12,580	12,580
Balance at December 31, 2023	94,996,397	883,865	69	(62,440)	821,494

		Common Stock and	Accumulated
		Additional	Other		Total
	Ordinary	Paid in	Comprehensive	Retained
Description	Shares	Capital	Income	(Deficit)	Equity

Balance at December 31, 2021	91,366,235	$856,792	$69	$(35,827)	$821,034
Share-based compensation expense	-	9,269	-	-	9,269
Vesting of restricted share units	996,517	-	-	-	-
Current Expected Credit Loss Accounting Standard Adoption (Note 3)	-	-	-	(2,773)	(2,773)
Acquisition of W.D. Van Gonten Engineering (Note 9)	1,650,000	11,238	-	-	11,238
Other	-	-	-	-	-
Net (loss) / income	-	-	-	(36,420)	(36,420)
Balance at December 31, 2022	94,012,752	$877,299	$69	$(75,020)	$802,348

		Common Stock and	Accumulated	Retained	Total
	Ordinary	Additional Paid in	Other Comprehensive	Earnings	Company Shareholders’	Non- controlling	Total Shareholders’
Description	Shares	Capital	Income	/ (Deficit)	Equity	Interests	Equity

Balance at December 31, 2020	87,777,553	$831,146	$64	$28,741	$859,951	$(8)	$859,943
Share-based compensation expense	-	9,759	-	-	9,759	-	9,759
Shares issued to SAPESCO Selling Shareholders	2,648,650	17,569	-	-	17,569	-	17,569
Acquisition of SAPESCO Noncontrolling Interest	-	(1,682)	-	-	(1,682)	8	(1,674)
Vesting of restricted share units	940,032	-	-	-	-	-	-
Other	-	-	5	-	5	-	5
Net (loss) / income	-	-	-	(64,568)	(64,568)	-	(64,568)
Balance at December 31, 2021	91,366,235	$856,792	$69	$(35,827)	$821,034	$-	$821,034

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US$ thousands)

	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021

Cash flows from operating activities:
Net (loss) / income	$12,580	$(36,420)	$(64,568)
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Depreciation and amortization	142,230	115,845	122,125
Share-based compensation expense	6,763	9,269	9,759
Loss (Gain) on disposal of assets	487	(60)	333
Non-cash interest (income) expense	1,549	8,087	3,041
Deferred tax expense / (benefit)	(3,753)	(10,261)	(12,140)
Allowance for (reversal of) doubtful receivables	410	8,185	1,114
Charges on obsolete service inventories	137	100	3,610
Earn-outs on business combinations	-	-	1,767
Impairments and other charges	7,917	-	-
(Gain) on Buyer Stock Adjustment Amount (Note 9)	-	(4,236)	-
Other operating activities, net	933	837	(75)
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(22,971)	(29,252)	(8,289)
(Increase) decrease in unbilled revenue	14,189	(1,704)	56,088
(Increase) decrease in retention withholdings	(14,151)	6,837	(4,000)
(Increase) decrease in inventories	11,951	(16,756)	(3,236)
(Increase) decrease in prepaid expenses	(8,901)	6,164	(884)
(Increase) decrease in other current assets	2,817	(13,711)	(16,717)
(Increase) decrease in other long-term assets and liabilities	16,259	6,075	8,854
Increase (decrease) in accounts payable and accrued expenses	(3,365)	33,651	31,221
Increase (decrease) in other current liabilities	11,878	9,926	(260)
Net cash provided by operating activities	176,959	92,576	127,743

Cash flows from investing activities:
Capital expenditures	(68,190)	(122,415)	(107,076)
IPM investments (Note 3)	(16,031)	(17,367)	-
Proceeds from disposal of assets	1,758	626	2,760
Acquisition of business, net of cash acquired	-	-	(51,921)
Other investing activities	(1,000)	(7,552)	(8,299)
Net cash used in investing activities	(83,463)	(146,708)	(164,536)

Cash flows from financing activities:
Proceeds from long-term debt	11,300	3,194	527,488
Repayments of long-term debt	(54,763)	(78,755)	(360,000)
Proceeds from short-term borrowings	94,506	139,482	123,787
Repayments of short-term borrowings	(137,402)	(119,165)	(78,983)
Payments on capital leases	(2,403)	(3,108)	(21,361)
Payments on seller-provided financing for capital expenditures	(15,569)	(14,443)	(15,333)
Other financing activities, net	(197)	-	(8,054)
Net cash provided by (used in) financing activities	(104,528)	(72,795)	167,544

Effect of exchange rate changes on cash	-	8	9
Net increase (decrease) in cash	(11,032)	(126,919)	130,760
Cash and cash equivalents, beginning of period	78,853	205,772	75,012
Cash and cash equivalents, end of period	$67,821	$78,853	$205,772

Supplemental disclosure of cash flow information (also refer Note 3):
Interest paid	33,914	19,236	9,890
Income taxes paid	15,221	10,989	12,777

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

On June 1, 2020, NESR further expanded its footprint within the MENA region when its NPS subsidiary acquired Sahara Petroleum Services Company S.A.E. (“SAPESCO”). On May 5, 2021, NESR again expanded its footprint within the MENA region when its NPS subsidiary acquired specific oilfield service lines of Action Energy Company W.L.L. (“Action,” or the “Action Business Combination”). On July 1, 2022, NESR acquired a minority stake in W. D. Von Gonten Engineering LLC (“WDVGE” or the “WDVGE Investment”), a premier Reservoir Characterization and Geological & Geophysical (“G&G”) laboratory and consulting business.

NESR’s revenues are primarily derived by providing production services (“Production Services”) such as hydraulic fracturing, coiled tubing, stimulation and pumping, cementing, nitrogen services, filtration services, pipelines and industrial services, production assurance, artificial lift services, completions and integrated production management. NESR also provides drilling and evaluation services (“Drilling and Evaluation Services”) such as rigs and integrated services, fishing and downhole tools, thru-tubing intervention, tubular running services, directional drilling, drilling fluids, pressure control, well testing services, wireline logging services, and slickline services. NESR has significant operations throughout the MENA region including Saudi Arabia, Oman, Kuwait, United Arab Emirates, Algeria, Egypt, Libya, Iraq and Qatar.

2. BASIS OF PRESENTATION

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). All amounts are shown in U.S. dollars, except as noted.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s significant estimates include the purchase price allocation for the acquisition of Action, the determination of reserves and future production associated with Integrated Production Management (“IPM”) projects, allowance for credit losses, evaluation for impairment of property, plant and equipment, evaluation for impairment of goodwill and intangible assets, evaluation for impairment of cost and equity method investments (and as required, fair valuation thereof), estimated useful lives of property, plant, and equipment and intangible assets, provision for inventories obsolescence, unrecognized tax benefits, recoverability of deferred tax assets, contingencies, and actuarial assumptions in employee benefit plans.

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

Restatement

As disclosed in our Annual Report on Form 20-F for the year ended December 31, 2022, the Company restated certain balances included in its financial statements as of and for the year-ended December 31, 2020.

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

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.

Supplemental cash flow information

Non-cash transactions were as follows during the year ended December 31, 2023:

●	Purchases of property, plant, and equipment in Accounts payable of $17.6 million are not included under “Capital expenditures” within the Consolidated Statement of Cash Flows.
●	Purchases of property, plant, and equipment using seller-provided installment financing of $5.5 million in Accounts payable are not included under “Payments on seller-provided financing for capital expenditures” within the Consolidated Statement of Cash Flows.

Non-cash transactions were as follows during the year ended December 31, 2022:

●	Purchases of property, plant, and equipment in Accounts payable of $9.1 million are not included under “Capital expenditures” within the Consolidated Statement of Cash Flows.
●	Purchases of property, plant, and equipment using seller-provided installment financing of $11.6 million in Accounts payable are not included under “Payments on seller-provided financing for capital expenditures” within the Consolidated Statement of Cash Flows.
●	During the year-to-date period ended December 31, 2022, the Company issued NESR ordinary share consideration of 1,650,000 shares as consideration for the WDVGE Investment (Note 9). These transactions were non-cash and do not appear in the Consolidated Statement of Cash Flows for the year-to-date period ended December 31, 2022.

Non-cash transactions were as follows during the year ended December 31, 2021:

●	Purchases of property, plant, and equipment in Accounts payable of $2.6 million are not included under “Capital expenditures” within the Consolidated Statement of Cash Flows.
●	Purchases of property, plant, and equipment using seller-provided installment financing of $7.3 million, $1.1 million and $6.0 million in Accounts payable, Other current liabilities and Short term borrowings, respectively, are not included under “Payments on seller-provided financing for capital expenditures” within the Consolidated Statement of Cash Flows.
●	Obligations of $4.4 million classified as Other current liabilities and $6.1 million classified as Other liabilities, related to the future payments of cash for the purchase of Action (Note 4), are not included under “Acquisition of business, net of cash acquired” within the Consolidated Statement of Cash Flows.
●	The Company issued NESR ordinary share consideration of 2,237,000 shares, 145,039 Additional Earn-Out Shares, and 266,611 shares primarily relating to Customer Receivables Earn-Out Shares, to the SAPESCO selling shareholders. These transactions were non-cash and do not appear in the Consolidated Statement of Cash Flows for the year-to-date period ended December 31, 2021.

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

Production Management Assets

The Company’s IPM projects are focused on developing and managing production on behalf of the Company’s customers under long-term agreements. The Company invests its own services and products, and in some cases cash, into the field development activities and operations. Although in certain arrangements the Company is paid for a portion of the services or products it provides, generally the Company is not be paid at the time of providing its services or upon delivery of its products. Instead, the Company is compensated based upon cash flow generated. Revenues from IPM arrangements, which is recognized as the related production is achieved, represented less than 1%, 0% (zero), and 0% (zero) of the Company’s Revenues in 2023, 2022 and 2021, respectively.

The Company capitalizes its cash investments in a project as well as the direct costs associated with providing services or products for which the Company will be compensated when the related production is achieved. These capitalized investments are amortized to the Consolidated Statements of Operations as the related production is achieved based on the units of production method, whereby each unit produced is assigned a pro-rata portion of the unamortized costs based on estimated total production, resulting in a matching of revenue with the applicable costs. Amortization expense relating to these capitalized investments was $13.7 million, $0.0 (zero) million and $0.0 (zero) million in 2023, 2022 and 2021, respectively.

The unamortized portion of the Company’s investments in IPM projects was $18.8 million and $17.4 million at December 31, 2023 and 2022, respectively. These amounts are included within ‘Other assets’ in the Company’s Consolidated Balance Sheets.

At December 31, 2023, the Company assessed whether the unamortized costs associated with these investments exceed the present value of future cash flows from the projects, and has recorded an impairment charge of $0.9 million. The Company will continue to assess, in future reporting periods, whether the unamortized costs associated with these investments exceed the discounted present value of future cash flows, as a significant deviation in future production levels or future selling prices could result in a material charge in the Consolidated Statement of Operations for future reporting periods.

Goodwill

Goodwill is the excess cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination.

Goodwill is evaluated for impairment on an annual basis on October 1st, or more frequently if circumstances require. The Company performs a qualitative assessment to determine whether it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount. If the Company determines, as a result of its qualitative assessment, that it is not more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, no further testing is required. If the Company determines, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, a goodwill impairment assessment is performed using a two-step, fair-value based test. Under the first step, goodwill is reviewed for impairment by comparing the carrying value of the reporting unit’s net assets (including allocated goodwill) to the fair value of the reporting unit. The fair value of the reporting units is determined using a discounted cash flow approach. Determining the fair value of a reporting unit requires judgment and the use of significant estimates and assumptions. Such estimates and assumptions include revenue growth rates, discount rates, operating margins, weighted average costs of capital, market share and future market conditions, among others. If the reporting unit’s carrying value is greater than its fair value, a second step is performed whereby the implied fair value of goodwill is estimated by allocating the fair value of the reporting unit in a hypothetical purchase price allocation analysis. If the amount of goodwill resulting from this hypothetical purchase price allocation is less than the carrying value of the reporting unit’s goodwill, the recorded carrying value of goodwill is written down to the implied fair value. The Company performed quantitative assessments for both of its reporting units as of October 1, 2023, October 1, 2022, and October 1, 2021, and has not recorded any impairment charge for goodwill in the accompanying Consolidated Statements of Operations for any of the periods presented.

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

Net (loss) / income per ordinary share

Basic income per ordinary share was computed by dividing basic net (loss) / income by the weighted-average number of ordinary shares outstanding. Diluted income per ordinary share was computed by dividing diluted net (loss) / income by the weighted-average number of ordinary shares outstanding plus dilutive potential ordinary shares, if any. Dilutive potential ordinary shares include outstanding warrants, restricted stock awards, and/or other contracts to issue ordinary stock and are determined by applying the treasury stock method or if-converted method, as applicable, if dilutive.

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

Fair value of financial instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, unbilled revenue, accounts payable, leases, contingent consideration assumed in the Action transaction (Note 4), loans and borrowings and private warrants. The fair value of the Company’s financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying Consolidated Balance Sheet, primarily due to their short-term nature or market-index features, as applicable.

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

Segment information

An operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses and about which separate financial information is regularly evaluated by the Company’s chief operating decision maker (“CODM”) in deciding how to allocate resources. Similar operating segments can be aggregated into a single operating segment if the businesses are similar. Management has determined that the Company has two operating segments and two reportable segments (Note 20), which reflects the manner in which the CODM operates the Company. The Company’s CODM is its Chief Executive Officer.

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

Subsequent to May 5, 2021, the Company recorded valuation adjustments to the First Earn-Out and Second Earn-Out totalling ($0.9), $0.7 million, and $0.5 million, respectively, during the years ended December 31, 2023, December 31, 2022, and December 31, 2021. Additionally, during the years ended December 31, 2023, December 31, 2022, and December 31, 2021, the Company cash settled $0.6, $0.7 and $0.0 (zero), respectively, related to the First Earn-Out. The First Earn-Out, Second Earn-Out, and Third Earn-Out were collectively valued at $6.0 million, $3.0 million, and $4.3 million, respectively, as of December 31, 2023, December 31, 2022, and December 31, 2021.

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

All employee benefit liabilities relate to end of service benefits (Note 12).

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

Supplemental unaudited pro-forma information

The following table summarizes the supplemental consolidated results of the Company on an unaudited pro-forma basis, as if the Action Business Combination had been consummated on January 1, 2021, for the year ended December 31, 2021 (in US$ thousands):

December 31, 2021

Revenues	$885,671
Net (loss) / income	(64,529)

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

Action revenue of $25.1 million and net income of $3.9 million are included in the Consolidated Statement of Operations during year ended December 31, 2021.

5. REVENUE

Disaggregation of revenue

There is significant homogeneity amongst the Company’s revenue-generating activities. In all service lines, the Company provides a “suite of services” to fulfill a customer purchase/service order, encompassing personnel, use of Company equipment, and supplies required to perform the services. Ninety-nine percent of the Company’s revenue is from the MENA region with the majority sourced from governmental customers, predominantly in Oman and Saudi Arabia. Information regularly reviewed by the chief operating decision maker (“CODM”) for evaluating the financial performance of operating segments is focused on the timing of when the services are performed during a well’s lifecycle. Production Services are services performed during the production stage of a well’s lifecycle. Drilling and Evaluation Services are services performed during the pre-production stages of a well’s lifecycle.

Based on these considerations, the following table provides disaggregated revenue data by the phase in a well’s lifecycle during which revenue has been recorded (in US$ thousands):

	Year ended
Description	December 31, 2023	December 31, 2022	December 31, 2021

Revenue by Phase in Well’s Lifecycle:
Production Services	$785,642	$567,249	$554,097
Drilling and Evaluation Services	360,273	342,268	322,632
Total revenue by phase in well’s life cycle	$1,145,915	$909,517	$876,729

6. ACCOUNTS RECEIVABLE

The following table summarizes the accounts receivable of the Company as of the period end dates set forth below (in US$ thousands):

	December 31, 2023	December 31, 2022
Trade receivables	$180,989	$161,373
Less: allowance for credit losses	(9,720)	(12,664)
Total	$171,269	$148,709

Trade receivables relate to the sale of services, for which credit is extended based on the Company’s evaluation of the customer’s creditworthiness. The gross contractual amounts of trade receivables at December 31, 2023, and December 31, 2022 were $181.0 million and $161.4 million, respectively. The movement in the allowance for credit losses is as follows (in US$ thousands):

	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021

Allowance for credit losses at beginning of period	$(12,664)	$(2,052)	$(1,722)
CECL Accounting Standard Adoption (Note 3)	-	(2,773)	-
(Increase) decrease to allowance for the period	410	(8,185)	(769)
(Recovery) write-off of credit losses	2,534	346	439
Allowance for credit losses at end of period	$(9,720)	$(12,664)	$(2,052)

The Company’s allowance for credit losses at December 31, 2023 and 2022, includes $7.2 million and $9.4 million respectively related to the application of the CECL accounting standard.

7. SERVICE INVENTORIES

The following table summarizes the service inventories for the period end dates as set forth below (in US$ thousands):

	December 31,	December 31,
	2023	2022

Spare parts	$66,615	$64,006
Chemicals	31,819	46,515
Total	$98,434	$110,521

8. PROPERTY, PLANT, & EQUIPMENT

Property, plant and equipment, net of accumulated depreciation, of the Company consists of the following as of the period end dates set forth below (in US$ thousands):

	Estimated Useful Lives (in years)	December 31, 2023	December 31, 2022
Buildings and leasehold improvements	5 to 25	$57,002	$52,442
Drilling rigs, plant and equipment	1 to 15	749,492	677,263
Office equipment (furniture and fixtures) and tools	3 to 10	16,763	15,937
Vehicles and cranes	5 to 10	14,446	15,756
Less: Accumulated depreciation		(420,812)	(323,325)
Land		11,664	11,664
Capital work in progress		14,111	11,324
Total		$442,666	$461,061

The Company recorded depreciation expense of $109.7 million, $97.0 million, and $104.1 million for the years ended December 31, 2023, December 31, 2022, and December 31, 2021, respectively, in the Consolidated Statement of Operations.

9. GOODWILL, INTANGIBLE, AND OTHER ASSETS

Goodwill

Changes in the carrying amount of goodwill of the Company between December 31, 2022, and December 31, 2023, are as follows (in US$ thousands):

	Production Services	Drilling and Evaluation Services	Goodwill
Balance as of December 31, 2022	$459,710	$185,385	$645,095
Not applicable	-	-	-
Balance as of December 31, 2023	$459,710	$185,385	$645,095

Intangible assets subject to amortization, net

The following is the weighted average amortization period for intangible assets of the Company subject to amortization (in years):

Amortization
Customer contracts & relationships	10.0
Trademarks and trade names	7.9
Total intangible assets	9.7

The details of our intangible assets subject to amortization are set forth below (in US$ thousands):

	December 31, 2023			December 31, 2022
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount

Customer contracts & relationships	$153,500	$(76,899)	$76,601	$153,500	$(61,477)	$92,023
Trademarks and trade names	25,940	(18,237)	7,703	25,940	(15,049)	10,891
Total intangible assets	$179,440	$(95,136)	$84,304	$179,440	$(76,526)	$102,914

The aggregate amortization expense remaining for each of the five years subsequent to December 31, 2023, is $18.6 million for 2024, $18.6 million for 2025, $16.8 million for 2026, $15.4 million for 2027, and $8.1 million for 2028.

Equity method investments

On July 1, 2022, NESR acquired a minority stake in WDVGE, a premier Reservoir Characterization and G&G laboratory and consulting business.

The following table presents our investments at the dates indicated (in US$ thousands):

	Segment	Ownership	December 31, 2023	December 31, 2022
WDVGE	Production Services	46.2%	$7,782	16,086

During 2023, NESR recorded other than temporary impairment of $7.0 million in its investment in WDVGE. The Company determined that its investment in WDVGE was not fully recoverable on account of slower than anticipated customer and revenue growth as compared to NESR’s original expectations. NESR’s investment in WDVGE was fair valued using a discounted cash flow approach within a scenario analysis.

The following table presents earnings (loss) from equity investments for the periods indicated (in US$ thousands):

	Segment	Year ended December 31, 2023	6 months ended December 31, 2022
WDVGE	Production Services	$(454.1)	42.7

Summarized combined financial information for our equity method investments is as follows for the periods indicated (amounts represent 100% of investee financial information in US$ thousands):

	December 31, 2023	December 31, 2022
Balance Sheet data:
Current assets	$4,397	4,484
Noncurrent assets	18,227	21,392
Total assets	$22,624	25,876

Current liabilities	$2,624	2,837
Other liabilities	13,115	15,171
Combined equity	6,885	7,868
Total liabilities and combined equity	$22,624	25,876

	Year ended December 31, 2023	6 months ended December 31, 2022
Statement of operations data:
Revenue	$19,263	10,035
Operating (loss) / income	(1,041)	(350)
Net (loss) / income	(983)	92

Other investments

To date, the Company has not made significant expenditures on research and development activities aside from making strategic investments and partnerships with companies to expand the NEDA and Drilling & Evaluation portfolios. These six investments are individually insignificant but total $15.2 million and $14.2 million as of December 31, 2023, and December 31, 2022, respectively. The Company accounts for these under ASC 321, Investments - Equity Securities, and they are recorded at cost as none of the investments have readily determinable fair values. The Company monitors recent transactions in these investments as well as other information that may indicate that impairments have occurred. For the years ended December 31, 2023, December 31, 2022, or December 31, 2021, no impairments, or other downward revisions in the value of these investments, have been recorded.

10. LEASING

Our leasing activities primarily consist of operating leases for administrative offices, manufacturing facilities, research centers, service centers, sales offices and certain equipment.

The following table presents components of lease expense (in US$ thousands):

	Year ended	Year ended
	December 31, 2023	December 31, 2022
Components of lease expense:
Finance lease cost:
Amortization of right-of-use assets	$3,290	3,595
Interest on lease liabilities	166	390
Operating lease cost	8,715	7,142
Short-term lease (1)	146,206	136,818
Sublease income	(24)	(54)
Total lease expense	$158,353	147,891

(1)	Leases with a term of one year or less, including leases with a term of one month or less.

Amounts recognized in the Consolidated Balance Sheet (in US$ thousands):

	As of December 31, 2023	As of December 31, 2022
Components of balance sheet:
Operating leases:
Operating lease right-of-use assets (non-current)	$31,628	29,970
Current portion of operating lease liabilities	7,406	6,263
Operating lease liabilities (non-current)	25,145	25,051
Finance leases:
Property, plant and equipment, net (non-current)	$11,943	7,176
Other current liabilities	3,403	2,268
Other liabilities (not current)	4,128	192

	Year ended	Year ended
	December 31, 2023	December 31, 2022
Other supplemental information (in US$ thousands except percentages):
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used by operating leases	$8,317	$6,662
Operating cash flows used by finance leases	166	390
Financing cash flows used by finance leases	2,403	3,108
Noncash investing and financing activities:
Right-of-use assets obtained in exchange for lease obligations on adoption of ASC 842:
Operating leases		$33,651
Finance leases		10,771
Modifications of right-of-use assets obtained in exchange for lease obligations during the year ended:
Operating leases	2,360	-
Finance leases	-	-
Right-of-use assets obtained in exchange for lease obligations during the year ended:
Operating leases	5,855	1,945
Finance leases	7,679	-
Derecognition of prepaid rent upon adoption of ASC 842		93
Derecognition of prepaid rent during the year ended:	-	683
Derecognition of tenant improvements upon adoption of ASC 842		362
Weighted-average remaining lease term:
Operating leases	12.84 years	14.29 years
Finance leases	2.68 years	1.35 years
Weighted-average discount rate for leases:
Operating leases	7.60%	7.39%
Finance leases	7.07%	5.88%

As of December 31, 2023, maturities of our lease liabilities are as follows (in US$ thousands):

	Operating Leases	Finance Leases
Year:
2024	$8,306	$3,833
2025	7,394	3,600
2026	3,847	720
2027	2,864	-
2028	2,285	-
Thereafter	32,670	-
Total lease payments	57,366	8,153
Less: imputed interest	(24,815)	(622)
Total	$32,551	$7,531

As of December 31, 2022, maturities of our lease liabilities are as follows (in US$ thousands):

	Operating Leases	Finance Leases
Year:
2023	$6,967	$2,402
2024	5,383	203
2025	4,958	-
2026	2,972	-
2027	2,567	-
Thereafter	34,481	-
Total lease payments	57,328	2,605
Less: imputed interest	(26,014)	(145)
Total	$31,314	$2,460

11. DEBT

Long-term debt

The Company’s long-term debt obligations consist of the following (in US$ thousands):

	December 31, 2023	December 31, 2022

Secured Term Loan	$387,000	$430,000
Secured Revolving Credit Facility	10,000	10,000
Borrowings from Long-Term 24 Month Working Capital Facilities	11,479	11,942
Less: unamortized debt issuance costs	(5,170)	(6,727)
Total loans and borrowings	403,309	445,215
Less: current installments	(71,744)	(53,352)
Long-term debt, net of unamortized debt issuance costs and excluding current installments	$331,565	$391,863

2021 Secured Facilities Agreement

On November 4, 2021, the Company entered into a $860 million Secured Facilities Agreement (the “2021 Secured Facilities Agreement”) with Arab Petroleum Investments Corporation (“APICORP”), HSBC Bank Middle East Limited (“HSBC”), Mashreqbank PSC and Saudi British Bank acting as initial mandated lead arrangers, HSBC acting as bookrunner and global agent, HSBC and Mashreqbank PSC acting as coordinator, Saudi British Bank and Mashreqbank PSC acting as security agents, and NPS Bahrain for Oil & Gas Wells Services WLL, Gulf Energy SAOC, Energy Oilfield Supplies DMCC and National Petroleum Technology Company as borrowers. Effective September 2023, Sohar International Bank (‘Sohar’) acquired HSBC Oman, resulting in a transition of the lending facility from HSBC Oman to Sohar. Upon consummation of this transaction, the Company settled its existing debt obligations under the 2019 Secured Facilities Agreement. The refinancing was treated as a modification for accounting purposes with only third-party costs charged to the Consolidated Statements of Operations for the year ended December 31, 2021. Deferred debt issuance costs totaling $5.3 million and $8.6 million as of December 31, 2023, and December 31, 2022, respectively, have been assigned ratably to the term, revolving and working capital facilities and will be amortized to interest expense over periods of 6, 4, and 1 year(s), respectively. The amounts are shown as contra liabilities in the accompanying Consolidated Balance Sheets.

At inception, the $860 million Secured Facilities Agreement consisted of a $430 million term loan due by November 4, 2027 (the “Term Loan” or “Secured Term Loan”), a $80.0 million revolving credit facility due by November 4, 2025 (“RCF” or “Secured Revolving Credit Facility”), and a $350 million working capital facility that renews annually by mutual agreement of the Lenders and the Company.

Prior to September 2023, borrowings under the Term Loan and RCF facilities incurred interest at the rate of three-month LIBOR for U.S. dollar denominated borrowings or SIBOR for Saudi Arabia Riyal borrowings plus 2.6% to 3.0% per annum, varying based on the Company’s Net Debt / EBITDA ratio as defined in the 2021 Secured Facilities Agreement. Effective September 2023, the Company entered into an amendment to its Secured Facilities Agreement replacing LIBOR with the second overnight financing rate (“SOFR”) as the interest rate benchmark for U.S. dollar denominated borrowings. As of December 31, 2023, and December 31, 2022, this resulted in interest rates of 8.23% and 7.64%, respectively, for U.S. dollar denominated borrowings, and interest rates of 8.58% and 8.60%, respectively, for Saudi Arabian Riyal borrowings. No payments were due on the Term Loan until the first quarter of 2023 with final settlement by November 4, 2027. The Term Loan permits prepayment but once repaid, amounts may not be redrawn. As of December 31, 2023, and December 31, 2022, the Company had drawn $387.0 million and $430.0 million, respectively, of the Term Loan, and $10.0 million and $10.0 million, respectively, of the RCF.

The RCF was obtained for general corporate and working capital purposes including capital expenditure related requirements and acquisitions (including transaction related expenses). The RCF requires the payment of a commitment fee each quarter. The commitment fee is computed at the rate of 25% of the margin on the facility lender’s available commitment for the relevant quarter. Under the terms of the RCF, the final settlement is due by November 4, 2025. The Company is permitted to make any prepayment under this RCF in multiples of $5.0 million during this 4-year period up to November 4, 2025. Any unutilized balances from the RCF can be drawn down again during the 4-year tenure at the same terms. As of December 31, 2023, and December 31, 2022, the Company had $70.0 million and $70.0 million, respectively, available to be drawn under the RCF.

The 2021 Secured Facilities Agreement also includes a working capital facility of $325 million and $350 million as of December 31, 2023, and December 31, 2022, respectively, for issuance of letters of guarantee, letters of credit and refinancing letters of credit into debt over a period of no more than two years, which prior to September 2023 carried an interest rate equal to three-month LIBOR for U.S. dollar denominated borrowings or SIBOR for Saudi Arabia Riyal borrowings, for the applicable interest period, plus a margin of 1.25% to 1.5% per annum. Effective September 2023, the Company entered into an amendment to its Secured Facilities Agreement replacing LIBOR with the second overnight financing rate (“SOFR”) as the interest rate benchmark for U.S. dollar denominated borrowings. As of December 31, 2023, and December 31, 2022, this resulted in interest rates of 8.23% and 7.64%, respectively, for U.S. dollar denominated borrowings, and interest rates of 8.58% and 8.60%, respectively, for Saudi Arabian Riyal borrowings. The working facility requires the payment of a commitment fee each quarter. The commitment fee is computed at the rate of 0.3125% (25% of the margin) on the facility lender’s available commitment for the relevant quarter. As of December 31, 2023, and December 31, 2022, the Company had utilized $178.6 million and $252.9 million, respectively, under this working capital facility and the balance of $146.4 million and $97.1 million, respectively, was available to the Company.

The Company has also retained legacy bilateral working capital facilities from HSBC totaling $10.6 million and $10.6 million at December 31, 2023 and December 31, 2022, respectively, in Qatar ($10.3 million at December 31, 2023, $10.3 million at December 31, 2022), in the UAE ($0.2 million at December 31, 2023, and $0.2 million at December 31, 2022) and in Kuwait ($0.1 million at December 31, 2023 and $0.1 million at December 31, 2022). As of December 31, 2023, and December 31, 2022, the Company had utilized $3.9 million and $4.7 million, respectively, under this working capital facility and the balance of $6.7 million and $5.9 million, respectively, was available to the Company.

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

The 2021 Secured Facilities Agreement includes covenants that specify maximum leverage (Net Debt / EBITDA) up to 3.50, minimum debt service coverage ratio (Cash Flow / Debt Service) of at least 1.25, and interest coverage (EBITDA / Interest) of at least 4.00. As of December 31, 2023, the Company was in compliance with all financial and nonfinancial covenants under the 2021 Secured Facilities Agreement.

Short-term debt

The Company’s short-term debt obligations consist of the following (in US$ thousands):

	December 31,	December 31,
	2023	2022

Other short-term borrowings from working capital facilities	$49,001	$91,747
Less: unamortized debt issuance costs	(112)	(1,862)
Short-term debt, excluding current installments of long-term debt	$48,889	$89,885

Short-term borrowings primarily consist of financing for capital equipment and inventory purchases.

CIB Short-Term Debt

The Commercial International Bank Short-Term Debt facilities (collectively, “CIB Short-Term Debt”) include $2.8 million and $8.8 million in U.S. dollar letters of guarantee available at December 31, 2023, and December 31, 2022, respectively.

As of December 31, 2023, the Company had utilized $2.8 million in letters of guarantee with a balance of $0 (zero) million available to the Company. As of December 31, 2022, the Company had utilized $4.4 million in letters of guarantee with a balance of $4.4 million available to the Company.

Other debt information

Scheduled principal payments of long-term debt for periods subsequent to December 31, 2023, are as follows (in US$ thousands):

2024	$71,744
2025	78,735
2026	64,500
2027	193,500
Total	$408,479

12. EMPLOYEE BENEFITS

Defined benefit plans

The following tables set out the funded status of the end-of-service indemnities employees receive under one of the five benefit structures the Company and its subsidiaries offer to its employees and the amounts recognized in the Company’s financial statements as of December 31, 2023, and 2022 (in thousands):

	December 31, 2023		December 31, 2022
Change in benefit obligations
Benefit obligations at the beginning of the year	$28,314		$27,410
Actuarial (gain) / loss	1,344		(1,128)
Service cost	4,979		4,876
Interest cost	1,522		675
Benefits paid	(2,498)		(3,519)
Benefit obligations at the end of the year	33,661		28,314
Current benefit obligation (within Other current liabilities)	4,726		3,932
Non-current benefit obligation	28,935		24,382
Benefit obligation at the end of the year	33,661		28,314
Change in plan assets
Fair value of plan assets at the beginning of the year	-		-
Employer contributions	2,498		3,519
Benefits paid	(2,498	)_	(3,519)
Plan assets at the end of the year	-		-
Unfunded status	$33,661		$28,314

Net cost for the years ended December 31, 2023, 2022, and 2021, comprises the following components (in thousands):

	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
Service cost	$4,979	$4,876	$4,545
Interest cost	1,522	675	482
Actuarial (gain)/loss	1,344	(1,128)	(69)
Other	-	-	-
Net cost	$7,845	$4,423	$4,958

The weighted-average assumptions used to determine benefit obligations as of December 31, 2023 and 2022 are set out below:

	December 31, 2023	December 31, 2022
Discount rate	5.00%	5.00%
Rate of increase in compensation levels:	4.5-5%	4.5-5%

The discount rate has been set with regard to the market yields on high quality corporate bonds as of December 31, 2023 for the measurements as of December 31, 2023 (and as of December 31, 2022 for the measurements as of December 31, 2022) of duration broadly consistent with the duration of the benefit obligations. The primary yield curve for the purpose of this comparison has been the ‘FTSE Above Median Double-A Curve’.

The weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31, 2023 and 2022 are set out below:

	December 31, 2023	December 31, 2022
Discount rate	5%	2.25%
Rate of increase in compensation levels:	4.5-5%	4.5-5%

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards.

The following illustrates the sensitivity to changes in discount rate, holding all other assumptions constant, for in the Company’s benefit obligations (in thousands):

Change in assumption:	Benefit obligation at the end of the year
100 basis point decrease in discount rate	+$	2,020
100 basis point increase in discount rate	-$	(1,797)

The Company has no regulatory requirement to fund these benefits in advance and intends to pay benefits directly as they fall due. As of December 31, 2023, the Company has no plan assets to invest.

Accumulated benefit obligation was $19.2 million and $15.8 million as of December 31, 2023 and 2022, respectively.

The following reflect expected future benefit payments (in thousands):

Year ended
December 31, 2023
2024	$6,538
2025	$5,448
2026	$5,589
2027	$5,511
2028	$5,340
2029 through 2032	$24,630

The expected benefits are based materially on the same assumptions used to measure the Company’s benefit obligations as of December 31, 2022.

Defined contribution plans

The Company also provides a defined contribution retirement plan and occupational hazard insurance for Omani employees. Contributions to a defined contribution retirement plan and occupational hazard insurance for Omani employees in accordance with the Omani Social Insurances Law are recognized as an expense in the Consolidated Statements of Operations as incurred. Total contributions for the years ended December 31, 2023, 2022, and 2021, were $3.3 million, $3.8 million, and $3.7 million, respectively.

13. INCOME TAXES

NESR is a holding company incorporated in the British Virgin Islands, which imposes a zero percent statutory corporate income tax rate on income generated outside of the British Virgin Islands. The subsidiaries operate in multiple tax jurisdictions throughout the MENA region where statutory tax rates generally vary from 0% to 43.7%. In the British Virgin Islands, the statutory rate is effectively 0% as tax is not applied on extra territorial activity.

	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021

Domestic	$(7,865)	$(8,726)	$(183)
Foreign	37,711	(21,075)	(60,396)
(Loss) / Income before income tax	$29,846	$(29,801)	$(60,579)

Income tax expense / (benefit)

The components of the income tax expense / (benefit), all of which is foreign, are as follows (in US$ thousands):

	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021

Current tax expense	$21,019	$16,880	$16,129
Deferred tax expense/ (benefit)	(3,753)	(10,261)	(12,140)
Income tax expense / (benefit)	$17,266	$6,619	$3,989

Deferred taxes have been recognized for temporary differences and carryforwards that will have effects on income taxes payable or receivables in future years. The components of net deferred tax liabilities and assets are as follows (in US$ thousands):

	As of
	December 31, 2023	December 31, 2022

Deferred Tax Assets
Property, plant and equipment	$7,030	$4,644
Net operating loss carryforward	26,332	26,514
Total deferred tax assets	33,362	31,158
Less: valuation allowance	(10,311)	(10,042)
Deferred tax assets, net of valuation allowance	$23,051	$21,116

Deferred Tax Liabilities
Property, plant and equipment	$(5,558)	$(4,335)
Intangible assets	(12,292)	(15,408)
Total deferred tax liabilities	(17,850)	(19,743)
Net deferred tax asset / (liability)	$5,201	$1,373

The Company has $280.1 million of tax effective operating loss carryforwards made of $186.9 million reported in Saudi Arabia, which can be indefinitely carried forward, and $93.2 million reported in other countries that generally expire between 2024 and 2028.

Deferred tax assets are reduced by valuation allowances. As of December 31, 2023, and 2022, valuation allowances of $10.3 million and $10.0 million relate to deferred tax assets for net operating loss carryforwards. Changes in the Company’s estimates and assumptions used to determine the valuation allowance, including any changes in applicable tax laws or tax rates, may impact the Company’s ability to recognize the underlying deferred tax assets and could require future adjustments to the valuation allowances. For the year ended December 31, 2023, the net change in the valuation allowance was $0.2 million however the activity during the period included an additional allowance of $2.9 million and utilization of $3.1 million from the beginning-of-the-year valuation allowance due to statute of limitation on carry forwards and a change in assumption on recoverability of the deferred tax assets by the Company, respectively. Further, deferred tax assets in the table above, for operating loss carryforwards as of December 31, 2023, and 2022, have been presented net of an unrecognized tax benefit for likely disallowances of $26.7 million and $26.5 million, respectively.

Deferred tax liabilities on Property, plant and equipment of $5.6 million and $4.3 million at December 31, 2023, and 2022, respectively, include an unrecognized tax benefit of $3.6 million and $3.6 million, respectively.

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

Income Tax Rate Reconciliation

The difference between the reported amount of income tax expense and the amount that would result from applying the British Virgin Islands statutory rate is shown in the table below (in thousands). In the British Virgin Islands, the statutory rate is effectively 0% as income tax is not applied on extra territorial activity. For the United Arab Emirates, the statutory rate on our operations is also 0% through the end of 2023.

	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021

Income tax at statutory rate (BVI and UAE 0%)	$-	$-	$-
Foreign tax rate differential	3,178	(1,498)	(6,981)
Tax effect of adjustments to prior years current tax expense	-	-	(997)
Effect of changes in valuation allowances	2,861	(1,460)	1,391
Unrecognized tax benefits	9,703	9,577	10,576
Other	1,524	-	-
Income tax expense / (benefit)	$17,266	$6,619	$3,989

The foreign tax rate differential relates to differences between the income tax rates in effect in the foreign countries in which the Company operates, which can vary significantly, and the Company’s statutory tax rate of 0%. Income tax (benefit)/ expense for the years ended December 31, 2023 and 2022, include $1.5 million and $0.8 million, respectively, of penalties and interest associated with the Company’s unrecognized tax benefits.

Unrecognized Tax Benefits

The Company records estimated accrued interest and penalties related to an underpayment of income taxes in income tax expense. As of December 31, 2023, and 2022, the Company had $68.5 million and $61.1 million, respectively, of unrecognized tax benefits, excluding estimated accrued interest and penalties of $5.1 million and $2.9 million, respectively, which are included in Other Long-Term Liabilities in the Consolidated Balance Sheet. There are no timing differences or other items that have indirect effects included in the unrecognized tax benefits and as such all $73.6 million of the net unrecognized tax benefits as of December 31, 2023, would affect the effective tax rate if recognized.

A summary of activity related to the net unrecognized tax benefits is as follows:

	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021

Balance at beginning of period	$61,115	$51,002	$33,336
Additions from tax positions related to the current period	7,957	16,953	26,916
Additions from tax positions related to prior periods	629	-	311
Reductions from tax positions related to earlier periods	(863)	(5,485)	(8,512)
Settlement of tax positions	(326)	(1,355)	(1,049)
Balance at end of period	$68,512	$61,115	$51,002

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

The Company’s tax returns for year 2019 and subsequent years for all major jurisdictions remain subject to examination by tax authorities. The Company is currently subject to or expects to be subject to income tax examinations in various jurisdictions where the Company operates or has previously operated. If any tax authority successfully challenges the Company’s tax positions, including, but not limited to, tax positions related to the tax consequences of various intercompany transactions, the taxable presence of the Company’s subsidiaries in a given jurisdiction, the basis of taxation in a given jurisdiction (such as deemed profits versus net-filing basis), or the applicability of relevant double tax treaty benefits to certain transactions; or should the Company otherwise lose a material tax dispute in any jurisdiction, the Company’s income tax liability could increase substantially and the Company’s earnings and cash flows from operations could be materially adversely affected.

14. COMMITMENTS AND CONTINGENCIES

Capital expenditure commitments

The Company was committed to incur capital expenditures of $15.4 million and $38.4 million at December 31, 2023, and December 31, 2022, respectively. Substantially all of the commitments outstanding as of December 31, 2023, are expected to be settled during 2024.

Other commitments

The Company purchases certain property, plant, and equipment using seller-provided installment financing with payment terms extending to 24 months. As of December 31, 2023, and December 31, 2022, the Company recorded $1.5 million and $11.6 million, respectively, in Accounts payable for amounts due using seller-provided installment financing.

The Company had outstanding letters of credit amounting to $2.0 million and $26.4 million as of December 31, 2023, and December 31, 2022, respectively.

In the normal course of business with customers, vendors and others, the Company has entered into off-balance sheet arrangements, such as surety bonds for performance, and other bank issued guarantees which totaled $122.8 million and $132.4 million as of December 31, 2023, and December 31, 2022, respectively. The Company has also entered into cash margin guarantees totaling $3.6 million and $3.6 million at December 31, 2023, and December 31, 2022, respectively. A liability is accrued when a loss is both probable and can be reasonably estimated. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on the Company’s consolidated financial statements.

As of December 31, 2023, and December 31, 2022, the Company had liabilities of $2.0 million and $2.0 million, respectively, on the Consolidated Balance Sheet included in the line item “Other liabilities,” reflecting various liabilities associated with the 2014 acquisition of NPS Bahrain by NPS Holdings Limited.

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

15. SHARE-BASED COMPENSATION

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

The following tables set forth the LTIP activity for the periods indicated (in US$ thousands, except share and per share amounts):

	Year ended
	December 31, 2023		December 31, 2022		December 31, 2021
	Number of Restricted Shares	Weighted Average Value per Share	Number of Restricted Shares	Weighted Average Value per Share	Number of Restricted Shares	Weighted Average Value per Share
Unvested at Beginning of Period	2,076,317	$10.10	2,248,699	$9.58	2,038,662	$7.38
Granted	5,000	$5.04	1,011,040	$8.76	1,413,335	$11.67
Vested	(1,049,243)	$8.80	(1,064,774)	$9.38	(940,032)	$8.04
Forfeited	(189,193)	$9.68	(118,648)	$9.25	(263,266)	$9.20
Unvested at End of Period	842,881	$9.80	2,076,317	$10.10	2,248,699	$9.58

At December 31, 2023 and December 31, 2022, there were 34,484 restricted stock units awarded to 77 participants, and 14,828 restricted stock units awarded to 42 participants, respectively, that were vested but not yet issued by the stock transfer agent. The issuance of these vested restricted stock units is subject to the participants setting up their participant accounts with the stock transfer agent. Additionally, during the year ended December 31, 2023, the Company acquired 45,942 treasury shares for $0.2 million in connection with employee tax withholding for vested shares.

At December 31, 2023 and 2022, the Company had unrecognized compensation expense of $3.8 million and $12.4 million, respectively, related to unvested LTIP to be recognized on a straight-line basis over a weighted average remaining period of 1.02 years and 1.72 years, respectively. Stock-based compensation has been recorded in the Consolidated Statements of Operations as follows (in US$ thousands):

	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021

Cost of Services	$3,368	$4,466	$4,632
Selling, general and administrative expenses (excluding Amortization)	3,395	4,803	5,127
Net cost	$6,763	$9,269	$9,759

16. EQUITY

Common Stock

The Company is authorized to issue an unlimited number of ordinary shares, no par value, and preferred shares, no par value. The Company’s ordinary shares are entitled to one vote for each share. As of December 31, 2023 and December 31, 2022, there were 94,996,397 and 94,012,752, respectively, ordinary shares outstanding.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares divided into five classes with designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. As of December 31, 2023, and December 31, 2022, there were no preferred shares issued or outstanding.

Public Warrants

As of both December 31, 2023, and December 31, 2022, there were 35,540,380 Public Warrants outstanding. Each Public Warrant entitles the registered holder to purchase one-half of one ordinary share at a price of $5.75 per half share at any time commencing on July 6, 2018 (30 days after the completion of the NPS/GES Business Combination). The Public Warrants must be exercised for whole ordinary shares. The Public Warrants were initially set to expire on June 6, 2023 (five years after the completion of the NPS/GES Business Combination) but were subsequently extended to June 6, 2025, by vote of the Company’s Board of Directors during 2022.

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

From their initial sale in May of 2017 until May of 2020, the Company also had Private Warrants outstanding. The Company’s Private Warrants were distinguished from the Company’s Public Warrants exclusively for their unique cashless exercise and limited redemption features. The Private Warrants retained these features for as long as they were held by our Sponsor, NESR Holdings, Ltd. Periodically between December of 2018 and May of 2020, NESR Holdings, Ltd. sold its Private Warrants, at which time the Company’s Private Warrants were converted into Public Warrants. Subsequent to May of 2020, there were no Private Warrants outstanding.

17. EARNINGS PER SHARE

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

Prior to December 31, 2022, the Company had participating shares as RSUs granted until the end of 2019 had the right to participate in dividends. The last of these RSUs vested during the year ended December 31, 2022. For the years-ended December 31, 2023, and 2022, the Company utilized only the treasury stock method as there were no participating securities outstanding. For the year-ended December 31, 2021, computation, participating securities do not participate in losses and thus the two-class method was not applicable.

Years ended December 31, 2023, December 31, 2022, and December 31, 2021

The following tables provides a reconciliation of the data used in the calculation of basic and diluted ordinary shares outstanding for the years ended December 31, 2023, December 31, 2022, and December 31, 2021 (in US$ thousands except shares and per share amounts):

Date	Transaction Detail	Change in Shares	Year ended December 31, 2023, Weighted Average Ordinary Shares Outstanding
January 1, 2023	Beginning Balance		94,012,752
January 23, 2023	Restricted Stock Issuance	500	468
February 2, 2023	Restricted Stock Issuance	22,440	20,411
February 24, 2023	Restricted Stock Issuance	250	212
March 1, 2023	Restricted Stock Issuance	333	278
March 16, 2023	Restricted Stock Issuance	247,286	196,474
March 17, 2023	Restricted Stock Issuance	578,436	457,995
April 12, 2023	Restricted Stock Issuance	666	480
June 1, 2023	Restricted Stock Issuance	40,000	23,342
June 22, 2023	Restricted Stock Issuance	1,484	781
August 14, 2023	Restricted Stock Issuance	92,250	35,131
December 31, 2023	Ending Balance		94,748,324

Date	Transaction Detail	Change in Shares	Year ended December 31, 2022, Weighted Average Ordinary Shares Outstanding
December 31, 2021	Beginning Balance		91,366,235
February 23, 2022	Restricted Stock Issuance	32,868	28,005
March 16, 2022	Restricted Stock Issuance	279,493	222,063
March 17, 2022	Restricted Stock Issuance	74,000	58,592
March 18, 2022	Restricted Stock Issuance	242,727	191,522
March 19, 2022	Restricted Stock Issuance	316,775	249,081
July 1, 2022	WDVGE - NESR ordinary share consideration	1,650,000	827,260
August 14, 2022	Restricted Stock Issuance	50,654	19,290
December 31, 2022	Ending Balance		92,962,048

Date	Transaction Detail	Change in Shares	Year ended December 31, 2021, Weighted Average Ordinary Shares Outstanding
December 31, 2020	Beginning Balance		87,777,553
June 1, 2020	SAPESCO - NESR ordinary share consideration (issued January 14, 2021) (1)	2,237,000	2,237,000
December 31, 2020	SAPESCO - Additional Earn-Out Shares (issued January 14, 2021) (2)	145,039	145,039
February 23, 2021	Restricted Stock Issuance	87,905	74,900
March 16, 2021	Restricted Stock Issuance	316,781	251,689
March 18, 2021	Restricted Stock Issuance	288,329	227,503
December 31, 2020	SAPESCO - Contingently Issuable Shares (contingency resolved at December 31, 2020) (3)	150,434	150,434
March 31, 2021	SAPESCO - Contingently Issuable Shares (contingency resolved at March 31, 2021; issued on June 8, 2021) (3)	113,215	85,299
June 8, 2021	SAPESCO - Customer Receivables Earn-Out Shares (contingency resolved and issued both on June 8, 2021) (3)	2,962	1,672
August 14, 2021	Restricted Stock Issuance	242,017	92,166
November 19, 2021	Restricted Stock Issuance	5,000	575
December 31, 2021	Ending Balance		91,043,830

(1)	Contingently issuable shares are included in basic EPS only when there is no circumstance under which those shares would not be issued; as such 2,237,000 shares issued in the quarter ended March 31, 2021, pursuant to the SAPESCO Sale & Purchase Agreement, have been included in basic earnings per share since June 1, 2020.
(2)	Contingently issuable shares are included in basic EPS only when there is no circumstance under which those shares would not be issued; as such 145,039 shares, relating to the quarter ended March 31, 2021, issuance of Additional Earn-Out Shares pursuant to the SAPESCO Sale & Purchase Agreement, have been included in basic earnings per share since December 31, 2020.
(3)	Contingently issuable shares are included in basic EPS only when there is no circumstance under which those shares would not be issued; as such 266,611 shares, relating primarily to the actual/expected 2021 issuance of Customer Receivables Earn-Out Shares pursuant to the SAPESCO Sale & Purchase Agreement, have been included in basic earnings per share since the conditions for issuance were satisfied.

	December 31, 2023			December 31, 2022			December 31, 2021
	Net (loss) / income to Ordinary Shareholders	Weighted-average ordinary shares outstanding	EPS	Net (loss) / income to Ordinary Shareholders	Weighted-average ordinary shares outstanding	EPS	Net (loss) / income to Ordinary Shareholders	Weighted-average ordinary shares outstanding	EPS

Basic EPS - ordinary shares	$12,580	94,748,324	0.13	$(36,420)	92,962,048	$(0.39)	$(64,568)	91,043,830	$(0.71)
Restricted stock units		-			-			-
Antidilution sequencing - subtotal	12,580	94,748,324	0.13	(36,420)	92,962,048	(0.39)	(64,568)	91,043,830	(0.71)
35,540,380 Public Warrants @ $5.75 per half share		-			-			-
Diluted EPS - ordinary shares	$12,580	94,748,324	0.13	$(36,420)	92,962,048	$(0.39)	$(64,568)	91,043,830	$(0.71)

For the years ended December 31, 2023, 2022 and 2021, both potentially dilutive restricted stock units and Public Warrants had no impact on the determination of dilutive earnings per share as these potential ordinary shares were antidilutive.

18. FAIR VALUE ACCOUNTING

The Company measures and records the Buyer Stock Adjustment Amount derivative liability (note 9) at fair value in the accompanying financial statements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability, an exit price, in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value, includes:

●	Level 1 – Observable inputs for identical assets or liabilities such as quoted prices in active markets;
●	Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable; and
●	Level 3 – Unobservable inputs in which little or no market data exists, which are therefore developed by the Company using estimates and assumptions that reflect those that a market participant would use.

The following tables present the Company’s fair value hierarchy for its financial liabilities measured at fair value on a recurring basis:

As of December 31, 2023
	Level 1	Level 2	Level 3	Total
Liabilities:
Liability for Buyer Stock Adjustment Amount derivative (Note 9)	$-	$-	$-	$-

As of December 31, 2022
	Level 1	Level 2	Level 3	Total
Liabilities:
Liability for Buyer Stock Adjustment Amount derivative (Note 9)	$-	$-	$-	$-

The Company’s Buyer Stock Adjustment Amount derivative is included as a Level 3 measurements in the tables above. Adjustment Amount derivative liability was calculated using the Monte Carlo simulation analysis.

The change in fair value of the Company’s Level 3 measurements is as follows:

	Year-to-date period ended
	December 31, 2023	December 31, 2022	December 31, 2021
Beginning Balance	$-	$-	$-
Initial accounting for Buyer Stock Adjustment Amount derivative liability (Note 9)	-	(4,236)	-
Change in Buyer Stock Adjustment Amount derivative liability (Note 9)	-	4,236	-
Ending Balance	$-	$-	$-

The Company’s other financial instruments consist of cash and cash equivalents, accounts receivable, unbilled revenue, accounts payable, leases, contingent consideration assumed in the Action transaction (Note 4), and loans and borrowings. The fair value of the Company’s other financial instruments approximates the carrying amounts represented in the accompanying Consolidated Balance Sheets, primarily due to their short-term nature. The fair value of the Company’s long-term borrowings also approximates the carrying amounts as these loans are carrying interest at the market rate.

19. RELATED PARTY TRANSACTIONS

Nine Energy Service, Inc. (“Nine”)

The Company purchased $1.5 million, $0.8 million, and $1.2 million for the years ended December 31, 2023, 2022, and 2021, respectively, of products and rentals from Nine. One of the Company’s directors, Andrew Waite, also serves as a director of Nine. As of December 31, 2023, and December 31, 2022, the Company had total liabilities of $0.4 million and $0.2 million, respectively, on its Consolidated Balance Sheets related to these purchases.

20. REPORTABLE SEGMENTS

Operating segments are components of an enterprise where separate financial information is available and that are evaluated regularly by the Company’s CODM in deciding how to allocate resources and in assessing performance. The Company reports segment information based on the “management” approach and its CODM is its Chief Executive Officer.

The Company’s services are similar to one another in that they consist of oilfield services and related offerings, whose customers are oil and natural gas companies. The results of operations of the service offerings are regularly reviewed by the CODM for the Company for the purposes of determining resource and asset allocation and assessing performance. The Company has determined that it has two reportable segments, Production Services and Drilling and Evaluation Services. The CODM evaluates the operating results of its reportable segments primarily based on revenue and segment operating (loss) / income. Segment operating (loss) / income does not include general corporate expenses, such as corporate overhead (costs incurred at the Company’s global and regional headquarter locations), share-based compensation, and transaction and integration costs, as these expenses are not allocated to the Company’s reportable segments and not reported to the Company’s CODM.

Production Services that are offered depend on the well life cycle in which the services may fall. They include, but are not limited to, the following types of service offerings: hydraulic fracturing, coiled tubing, stimulation and pumping, cementing, nitrogen services, filtration services, pipelines and industrial services, production assurance, artificial lift services, completions and integrated production management.

Drilling and Evaluation Services generates its revenue from the following service offerings: rigs and integrated services, fishing and downhole tools, thru-tubing intervention, tubular running services, directional drilling, drilling fluids, pressure control, well testing services, wireline logging services, and slickline services.

In January 2021, the Company announced an Environmental, Social, and Corporate Governance IMPACT (“ESG IMPACT”) initiative to develop a portfolio of product lines and services aimed to mitigate climate change, enhance water management and conservation, and minimize environmental waste in the industry. These innovative energy solutions so far include methane detection and control, flare capture and re-use, and water treatment and re-use. In February 2024, NESR rebranded the ESG IMPACT segment to NESR Environmental & Decarbonization Applications (“NEDA”) to signify the importance of industry action in decarbonizing the footprint of energy production. The results of NEDA or ESG IMPACT were not material to our Consolidated Statements of Operations for the years ended December 31, 2023, December 31, 2022, or December 31, 2021.

The Company’s operations and activities are located within certain geographies, primarily the MENA region, as well as in Malaysia, Indonesia and India.

Revenue from operations

	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
Reportable Segment:
Production Services	$785,642	$567,249	$554,097
Drilling and Evaluation Services	360,273	342,268	322,632
Total revenue from external customers	$1,145,915	$909,517	$876,729

Long-lived assets

	As of
	December 31, 2023	December 31, 2022
Reportable Segment:
Production Services	$225,612	$239,958
Drilling and Evaluation Services	170,224	173,520
Total Reportable Segments	395,836	413,478
Unallocated assets	46,830	47,583
Total long-lived assets	$442,666	$461,061

Unallocated assets mainly comprise of buildings and leasehold improvements in the countries which supports both the segments in the normal course of business.

Total segment operating (loss) / income

	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
Reportable Segment:
Production Services	$111,060	$28,717	$(1,858)
Drilling and Evaluation Services	36,461	33,473	(1,238)
Total Reportable Segments	147,521	62,190	(3,096)
Unallocated expenses	(66,818)	(63,107)	(40,236)
Total Operating income / (loss)	80,703	(917)	(43,332)
Interest expense, net	(45,826)	(34,126)	(15,174)
Other (expense) / income, net	(5,031)	5,242	(2,073)
(Loss) / income before income tax	29,846	(29,801)	(60,579)

Unallocated expenses for the years ended December 31, 2023, December 31, 2022, and December 31, 2021, mainly include corporate selling, general and administrative expenses (inclusive of amortization), offset in small part by a portion of these costs that are allocated to the reportable segments. As described elsewhere, corporate selling, general and administrative expenses are primarily comprised of payroll and compensation costs for headquarters’ employees, professional and legal expenses relating to audit firms, consulting firms and legal counsel, and depreciation charges on headquarters’ offices and leasehold improvements.

Revenue by geographic area

	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
Geographic Area:
Domestic (British Virgin Islands)	$-	$-	$-
MENA	1,132,321	893,635	865,917
Rest of World	13,594	15,882	10,812
Total revenue	$1,145,915	$909,517	$876,729

Long-lived assets by geographic area

	As of
	December 31, 2023		December 31, 2022
Geographic area:
Domestic (British Virgin Islands)	$		$-
MENA		431,002	443,967
Rest of World		11,664	17,094
Total long-lived assets		$442,666	$461,061

Significant customers

Revenues from four customers individually accounted for 44%, 8%, 7% and 5% of the Company’s consolidated revenues in the year ended December 31, 2023, 40%, 9%, 7% and 7% of the Company’s consolidated revenues in the year ended December 31, 2022, and 51%, 10%, 7% and 4% of the Company’s consolidated revenues in the year ended December 31, 2021.

