Form 20-F
period 2024-12-31
National Energy Services Reunited Corp.
filed 2025-03-28
CIK 1698514

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF

1934

For the fiscal year ended December 31, 2024

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

As of December 31, 2024, there were 96,045,856 ordinary shares and 35,540,380 warrants outstanding.

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

2

3

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (this “Annual Report”) contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Any and all statements contained in this Annual Report that are not statements of historical fact may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this Annual Report may include, without limitation, statements regarding our ability to implement our remediation plan in connection with the material weakness in our internal control over financial reporting, the plans and objectives of management for future operations, projections of income or loss, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, our future financial performance, including any such statement contained in a discussion and analysis of financial condition by management or in the results of operations included pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”), expansion plans and opportunities, completion and integration of acquisitions and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon our current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which we have no control over, including the impact of the extent of any material weakness or significant deficiencies in our internal control over financial reporting and any action taken by the SEC including potential fines or penalties arising out of the SEC inquiry. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation:

●	Changing commodity prices, market volatility and other market trends that affect our customers’ demand for our services;

●	Public health crises and other catastrophic events;

●	The level of capital spending by our customers;

●	Political, market, financial and regulatory risks, including those related to the geographic concentration of our operations and customers;

●	Our operations, including maintenance, upgrades and refurbishment of our assets, may require significant capital expenditures, which may or may not be available to us;

●	Operating hazards inherent in our industry and the ability to secure sufficient indemnities and insurance;

●	Our ability to successfully integrate acquisitions;

●	Competition, including capital and technological advances; and

●	Other risks and uncertainties set forth in Part I, Item 3D, “Risk Factors,” included in this Annual Report.

Readers are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. We disclaim any obligation to update the forward-looking statements contained in this Annual Report to reflect any new information or future events or circumstances or otherwise, except as required by law. Readers should read this Annual Report in conjunction with the discussion under Part I, Item 3D, “Risk Factors,” included in this Annual Report, our consolidated financial statements and the related notes thereto included in this Annual Report, other documents which we may furnish from time to time with the SEC, and other announcements we may make from time to time.

BASIS OF THIS ANNUAL REPORT ON FORM 20-F

On June 6, 2018, National Energy Services Reunited Corp. (“NESR,” the “Company,” “we,” “our,” “us” or similar terms) acquired all of the issued and outstanding equity interests of NPS Holdings Limited (“NPS”) and Gulf Energy S.A.O.C. (“GES” and, together with NPS, the “Subsidiaries”) (collectively, the “NPS/GES Business Combination”). On June 1, 2020, and May 5, 2021, respectively, NESR further expanded its footprint within the Middle East and North Africa (“MENA”) region when its NPS subsidiary acquired Sahara Petroleum Services Company S.A.E. (“SAPESCO”) and specific oilfield service lines of Action Energy Company W.L.L. (“Action”) (collectively with the NPS/GES Business Combination, the “Business Combinations”). On July 1, 2022, NESR acquired a minority stake in W. D. Von Gonten Engineering LLC (“WDVGE” or the “WDVGE Investment”) a premier Reservoir Characterization and Geological & Geophysical (“G&G”) laboratory and consulting business formed from the merger of W. D. Von Gonten Laboratories LLC and W. D. Von Gonten & Co. Petroleum Engineering Consulting. See Note 8, Goodwill, Intangible, and Other Assets, to the consolidated financial statements included in Item 18, “Financial Statements,” of this Annual Report for further discussion of our most recent investments.

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

Risk Factor Summary

Risks Related to Our Business and Operations

●	Trends in oil and natural gas prices affect the level of exploration, development, and production activity of our customers and the demand for our services and products, which could have a material adverse effect on our business, results of operations, and financial condition.

●	Our business is dependent on capital spending by our customers, and reductions in capital spending could have a material adverse effect on our business, results of operations, and financial condition.

●	Our assets require capital for maintenance, upgrades and refurbishment and we may require significant capital expenditures for new equipment.

●	The geographic concentration of our operations and customers exposes us to the risks of the regional economy and other regional adverse conditions.

●	We operate in multiple countries across the Middle East, North Africa, and Asia. Therefore our operations will be subject to political and economic instability and risk of government actions that could have a material adverse effect on our business, results of operations, and financial condition.

●	Physical dangers are inherent in our operations and may expose us to significant potential liability and losses. Personnel and property may be harmed during the process of drilling for oil and natural gas.

●	If we do not effectively or efficiently integrate the operations of businesses or companies we acquire, including the integration of the operations of our Subsidiaries, our future growth will be limited.

●	We compete in a highly competitive industry, and many of our competitors are larger than us and have greater resources than we do.

●	The inability to keep pace with technology developments could adversely affect our ability to maintain or grow market share.

Financial, Regulatory, Legal and Compliance Risks

●	The matters identified in our Annual Report on Form 20-F for the year ended December 31, 2022, relating to restatement of our previously issued audited financial statements as of and for the year-ended December 31, 2020, may affect investor confidence and raise reputational issues and may subject us to additional risks and uncertainties, including increased professional costs and the increased risk from legal proceedings and regulatory inquiries.

●	We continue to have a material weakness in our internal control over financial reporting which we are in the process of remediating. If the material weakness persists or if we fail to develop or maintain an effective system of internal control, we may not be able to report our financial results accurately or prevent fraud, which could have a material adverse effect on our business, ordinary shares, results of operations and/or financial condition.

●	Impairment in the carrying value of goodwill could result in the incurrence of impairment charges.

●	We may not be fully indemnified against financial losses in all circumstances where damage to or loss of property, personal injury, death or environmental harm occur.

●	We operate in multiple countries and earn revenue in different currencies and as such may be exposed to risks arising from fluctuating exchange rates and currency control restrictions, which may limit our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries or to repatriate assets from some countries.

●	Changes in or new interpretations of tax laws could impact the determination of our income tax liabilities for a tax year.

●	Lack of consolidation of our fiscal results in a taxpaying jurisdiction prevents offsetting some losses against taxable profits.

●	The owners of NESR ordinary shares are subject to tax risks due to the possibility of changes in tax rules and regulations in foreign countries.

●	If our Subsidiaries are unable to comply with the restrictions and covenants in their debt agreements, they could default under the terms of such agreements, which could result in an acceleration of repayment.

●	To service our indebtedness, we may require a significant amount of cash, and our ability to generate cash will depend on many factors beyond our control.

●	Our borrowings under our various loan agreements and other financing arrangements expose us to interest rate risk and such arrangements also include restrictive covenants that may impact our Subsidiaries’ ability to make distributions to us.

●	We are exposed to the credit risk of our customers and counterparties, and delay, non-payment, and/or non-performance by our customers could have an adverse effect on our financial condition, results of operations, or cash flows.

●	Limitations on our ability to protect our intellectual property rights, including our trade secrets, could cause a loss in revenue and any competitive advantage.

●	We may be subject to litigation if another party claims that we have infringed upon such third party’s intellectual property rights.

●	Environmental compliance costs and liabilities could reduce our earnings and cash available for operations.

●	We could be subject to substantial liability claims, which could adversely affect our financial condition, results of operations, and cash flows.

●	Demand for our products and services could be reduced by existing and future legislation or regulations.

●	Increased attention to climate change, ESG matters and conservation measures by regulators and investors may adversely impact our business.

●	Some of our customers require bids for contracts in the form of long-term, fixed pricing contracts that require us to assume additional risks associated with cost over-runs, operating cost inflation, labor availability and productivity, supplier and contractor pricing and performance, and potential claims for liquidated damages.

●	Our failure to comply with complex United States of America (“U.S.”) and foreign laws and regulations could have a material adverse effect on our operations.

●	We and U.S. persons working for us are subject to sanctions and export control regimes adopted by the United States and other jurisdictions.

●	Our operations in the Middle East and other countries could require us to incur additional costs in order to comply with U.S., United Kingdom (“UK”) and European Union (“EU”) sanctions-related regulations restricting or prohibiting activities with certain individuals and entities or in certain jurisdictions.

●	We are subject to litigation risks that may not be covered by insurance.

●	We may be unable to obtain or renew permits necessary for our operations, which could inhibit our ability to do business.

●	We might require additional equity or debt financing to fund operations and/or future acquisitions.

Risks Related to Our Capital Structure

●	The market price of our ordinary shares and warrants may decline.

●	If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our securities adversely, the price and trading volume of our ordinary shares and warrants could decline.

●	We are a holding company. Our sole material asset is our equity interest in our Subsidiaries and we are accordingly dependent upon distributions from them to cover our corporate and other overhead expenses.

●	Future sales of our ordinary shares could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

●	Because we currently have no plans to pay cash dividends on our ordinary shares, you may not receive any return on investment unless you sell your ordinary shares for a price greater than which what you paid for it.

●	There is no guarantee that the warrants will be in the money, and they may expire worthless.

●	We may redeem the warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making their warrants worthless.

Other Risks Associated with Our Business

●	Cybersecurity risks and threats could adversely affect our business.

●	We depend on our suppliers to provide services and equipment in a timely manner and any delays, interruptions or failures by suppliers could expose us to increased costs or inability to meet contractual obligations.

●	We have engaged in related party transactions, the termination of which may inhibit business, and such transactions present possible conflicts of interest that could have an adverse effect on us.

●	The loss or unavailability of any of our executive officers or other key employees could have a material adverse effect on our business.

●	Our growth potential and ability to operate could be materially and adversely affected if we cannot employ and retain technical personnel at a competitive cost.

●	An investment in our securities may result in uncertain U.S. federal income tax consequences.

●	Substantially all of our assets are located outside the United States; therefore, investors may not be able to enforce U.S. federal securities laws or their other legal rights.

●	As a foreign private issuer in the United States, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

●	We are not subject to the supervision of the Financial Services Commission of the British Virgin Islands and so our shareholders are not protected by any regulatory inspections in the British Virgin Islands.

●	Investors may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited, because we are formed under British Virgin Islands law.

●	Our amended and restated memorandum and articles of association permit the Board of Directors by resolution to create additional classes of securities, including shares with rights, preferences, designations and limitations as they determine which may have an anti-takeover effect.

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

	Highest Closing Price	Lowest Closing Price
2022	$133.18	$76.02
2023	97.10	71.03
2024	93.12	70.31

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

Revenues from four customers individually accounted for 54%, 9%, 7% and 4% of the Company’s consolidated revenues in the year ended December 31, 2024, 44%, 8%, 7% and 5% of the Company’s consolidated revenues in the year ended December 31, 2023, and 40%, 9%, 7% and 7% of the Company’s consolidated revenues in the year ended December 31, 2022. Under the terms of our customer contracts, there is a risk of termination of one or more of such contracts and/or a lack of engagement in the same manner, or to the same level, as has been the case historically. The loss of all or even a portion of the business from a major customer, the failure to extend or replace the contracts with a major customer, or the extension or replacement of such contracts on less favorable terms, as a result of competition or otherwise, could adversely affect our financial condition, results of operations or cash flows.

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

As a consequence of the matters discussed in our Annual Report on Form 20-F for the year ended December 31, 2022, we have incurred, and may continue to incur, unanticipated costs for professional fees in connection therewith. We also have incurred significant costs in connection our remediation of our material weaknesses in internal control over financial reporting. See “Controls and Procedures” for additional information regarding such material weaknesses and such remediation process. We have become subject to a number of additional risks and uncertainties, including the increased risk from litigation and regulatory inquiries. On August 28, 2024, we reached a settlement of a civil administrative proceeding with the SEC related to the Company’s restatement of its previously issued financial statements for 2018 through 2020. The Company, without admitting or denying the findings, agreed to a cease-and-desist order regarding Sections 13(a), 13(b)(2)(A), and 13(b)(2)(B) of the Exchange Act and Rules 13a-1, 13a-15(a) - (c), and 13a-16 thereunder. As part of the settlement, the Company paid a civil monetary penalty to the SEC in the amount of $400,000. In addition, if we are unable to successfully remediate our material weaknesses by August 28, 2025, we will have to pay the SEC an additional civil monetary penalty in the amount of $1.2 million in connection with the SEC settlement and may face additional scrutiny from the SEC’s Enforcement Division. Any of the foregoing may affect investor confidence in the accuracy of our financial disclosures and may raise reputational risks for our business, both of which could harm our business and financial results.

We continue to have a material weakness in our internal control over financial reporting which we are in the process of remediating. If the material weakness persists or if we fail to develop or maintain an effective system of internal control, we may not be able to report our financial results accurately or prevent fraud, which could have a material adverse effect on our business, ordinary shares, results of operations and/or financial condition.

Effective internal control is necessary for us to provide reliable and accurate financial statements and to effectively prevent fraud. As described in Item 15, “Controls and Procedures,” we have concluded that our internal control over financial reporting and disclosure controls and procedures were not effective as of December 31, 2024, due to a material weakness in our internal control over financial reporting. Our Senior Management (defined below) failed to set an appropriate tone at the top sufficient to ensure a culture of compliance with the Company’s accounting, finance and internal control policies, including through:

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

We are designing, implementing, and evaluating measures to remediate the material weakness. However, we cannot be certain that these measures will be successful or that we will be able to prevent future material weaknesses or significant deficiencies.

Furthermore, the efforts required to remediate those material weakness may cause a diversion of management’s time and attention, which could have a material adverse effect on our business, results of operations, financial position and cash flows.

Impairment in the carrying value of goodwill could result in the incurrence of impairment charges.

As of December 31, 2024, we had goodwill of $645.1 million. We review the carrying value of our goodwill for impairment annually or more frequently if certain indicators are present. In the event we determine that the value of goodwill has become impaired, an accounting charge for the amount of the impairment during the period in which the determination is made may be recognized. While we have not recorded any impairment charge for goodwill for the periods presented in this Annual Report, future changes in our business and operations or external market conditions, among other factors, could require us to record an impairment charge for goodwill, which could lead to decreased assets and reduced income. If a significant write-down is required, the charge could have a material adverse effect on our financial condition and results of operations.

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

We have operations in 16 countries. Consequently, we are subject to the jurisdiction of a significant number of taxing authorities. The income earned in these various jurisdictions is taxed on differing bases, including income actually earned, income deemed earned, and revenue-based tax withholding. The final determination of our income tax liabilities involves the interpretation of local tax laws, tax treaties, and related regulations in each jurisdiction, as well as the significant use of estimates and assumptions regarding the scope of future operations and the nature of income earned and expenditures incurred. Changes in the operating environment, including changes in or new interpretations of tax laws, could impact the determination of our income tax liabilities for the year.

Effective January 1, 2018, the Gulf Cooperation Council (“GCC”) countries agreed to impose a value added tax (“VAT”) across the GCC, however, as of year-end 2024 only Bahrain, Saudi Arabia, the United Arab Emirates, and Oman formalized and/or implemented their plans. Under these VAT rules, most goods and services are taxed at rates ranging from 5-15%. Businesses subject to the VAT must keep detailed financial and business records. This includes collecting invoices and accounting for the goods or services bought and sold, as well as the VAT paid and charged going forward.

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

NESR is a British Virgin Islands business company. NESR is not taxed by the British Virgin Islands on income generated outside of the British Virgin Islands. As a result of our legal entity structure, annual fiscal losses in one of our subsidiaries may not be eligible to be offset against profits in another subsidiary within the same jurisdiction to reduce consolidated tax liabilities.

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

We cannot provide assurance that any additional refinancing or debt restructuring would be possible, that any assets could be sold or that, if sold, the timing of the sales and the amount of proceeds realized from those sales would be favorable to us or that additional financing could be obtained on acceptable terms. Our inability to generate sufficient cash flows to satisfy the debt obligations, or to obtain alternative financing, could materially and adversely affect our business, financial condition, results of operations and prospects. For more information on our outstanding indebtedness and the terms and conditions related thereto, please see Note 10, Debt, to the consolidated financial statements.

Our borrowings under our various loan agreements and other financing arrangements expose us to interest rate risk and such arrangements also include restrictive covenants that may impact our Subsidiaries’ ability to make distributions to us.

Our earnings are exposed to interest rate risk associated with $386.6 million in borrowings under our various loan agreements and other financing arrangements as of December 31, 2024. Each of these arrangements requires the payment of floating interest rates based upon short-term interest rate indices. If interest rates increase, so will our interest costs, which may have a material adverse effect on our financial condition and results of operations.

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

We are subject to complex U.S. and foreign laws and regulations, such as the U.S. Foreign Corrupt Practices Act and various other anti-bribery and anti-corruption laws. At this time, the U.K. Bribery Act has not been adopted to apply to British Virgin Islands companies, but does apply to any employees of us or our Subsidiaries that are U.K. citizens or residents, including any British overseas territory citizens, and any subsidiaries formed in the U.K. We or our employees may also be subject to trade controls (including export controls) and sanctions laws and regulations that restrict the movement of certain goods and technologies to, and certain operations in, various countries or dealings with certain persons. Thus, our ability to transfer people and products among certain countries and engage in certain transactions or activities will be subject to maintaining required licenses and complying with these laws and regulations. The internal controls, policies and procedures, and employee training and compliance programs we have implemented to deter prohibited practices may not be effective in preventing employees, contractors, agents or other persons acting on our behalf from violating or circumventing such internal policies or violating applicable laws and regulations. Any determination that we have violated or are responsible for violations of anti-bribery, trade controls, sanctions or anti-corruption laws could have a material adverse effect on our financial condition and may result in fines and penalties, administrative remedies or restrictions on business conduct, and could have a material adverse effect on our reputation and our business.

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

We and U.S. persons working for us are subject to laws, reporting requirements and sanctions imposed by the United States or by other jurisdictions where we do business that may restrict or even prohibit us, U.S. persons, or certain of our affiliates from doing business in certain countries, with certain individuals or entities, including in the oil and natural gas sector, or engaging in certain transactions or activities. Countries in the Middle East, Asia, and Africa are among the locations in which the United States, the United Nations, the United Kingdom and the European Union have imposed economic sanctions that may restrict or impede contracting and other transactions or dealings involving identified sanctioned countries or parties. We cannot predict what sanctions might be imposed in the future against any country in which we or our Subsidiaries might operate or might receive contracts for performing services. In addition, the U.S. Commerce Department and State Department administer export controls that regulate the types of commodities and technologies that can be sold or provided to certain countries or recipients if those items are subject to U.S. jurisdiction, and such controls are modified from time to time. Trade restrictions, export controls and sanctions could adversely impact our potential income, or our ability to pursue new undeveloped business objectives.

The U.S. government has implemented mechanisms to collect information from issuers related to certain business activities that might be sanctionable under the various U.S. sanctions programs. Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 requires an annual or quarterly “219 Report” to be filed with the SEC by any issuer, and requires the company to disclose certain business activities relating to U.S. sanctions, which includes certain activities involving the Iranian energy sector, even if the activity is not prohibited by U.S. sanctions for the foreign company. Such reporting of any future activities that we or our Subsidiaries may engage in, could initiate an investigation by the U.S. government and require us to engage counsel to monitor or respond to such investigations. A 219 Report is required for knowingly engaging in certain activities, including activities that constitute an investment in the Iranian energy sector of $5 million each, or in the aggregate of over $20 million in a 12-month period, among other types of transactions. A 219 Report is also required for knowingly engaging in any transaction with certain individuals or entities identified in the U.S. Department of the Treasury’s Office of Foreign Assets Control’s (“OFAC”) List of Specially Designated Nationals (“SDNs”) and Blocked Persons (“SDN List”), whether or not located in Iran, depending on the reason such persons were designated as SDNs. The risk of an investigation or inadvertent action that relates to sanctionable activity could increase costs and have an adverse impact on financial conditions and results of operations.

Our operations in the Middle East and other countries could require us to incur additional costs in order to comply with U.S., UK and EU sanctions-related regulations restricting or prohibiting activities with certain individuals and entities or in certain jurisdictions.

The U.S. government, the UK government and the EU have established lists of persons (individuals and entities) with which engaging in business by a person subject to the jurisdiction of such government authority is prohibited without a license. For example, the property and interests in property of persons identified on the SDN List are blocked when in the United States or in the possession or control of U.S. persons. U.S. persons are broadly prohibited from engaging in transactions or dealings of any nature with persons on the SDN List or with entities owned 50 percent or more (directly or indirectly) by persons on the SDN List. Non-U.S. persons are also prohibited from engaging in transactions or dealings with persons on the SDN List or with entities owned 50 percent or more (directly or indirectly) by persons on the SDN List, if such transactions or dealings involve U.S. persons or activity occurring from, through or within the United States. OFAC may designate an individual or entity on the SDN List for a variety of reasons, depending on the applicable sanctions program that serves as the authority for the designation. There is no advance notice or advance due process for the listed person. If any person were to be added to the SDN List, no U.S. persons can be involved in contracting with or providing services to, or otherwise engaging in transactions or dealings involving, such listed person without prior authorization. Disclosure in a 219 Report is also required for knowingly engaging in any transaction or dealing with certain SDNs.

Similarly, the UK government publishes a UK Sanctions List, which provides details of those persons designated under the UK Sanctions and Anti-Money Laundering Act 2018, and the Office of Financial Sanctions Implementation (“OFSI”) also publishes a Consolidated List of Financial Sanction Targets, which covers all financial sanctions designations imposed by the UK. UK financial sanctions apply to any individual or entity within the UK’s territory, or that carry out activities within the UK’s territory. UK nationals and entities, including their overseas branches, must comply with UK sanctions regardless of where they are located or where their activities take place. Financial sanctions measures can include targeted asset freezes on individuals and entities, which may prohibit any persons or companies from (i) dealing with funds or economic resources belonging to, or controlled by, a designated person, or (ii) making any funds available, directly, indirectly or otherwise for the benefit of a designated person. Any suspected or actual breach must be reported to the OFSI, and breaches of any financial sanctions may result in significant fines (or carry a penal sentence for individuals).

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

Although we cannot be assured that no individual or entity in the Middle East or elsewhere with which we or our Subsidiaries have done business will be identified on the SDN List or other relevant denied party lists in the future, we have confirmed that to the best of our knowledge none of our key employees, key vendors, or any companies with which we are currently conducting business, nor or any of our Subsidiaries, their key employees, key vendors, or any company with which they are currently conducting business are listed on the SDN List or similar lists in the EU and UK. If any customer, employee or vendor were to be listed on the SDN List in the future (or similar lists in the EU and UK), we will need to incur costs to seek legal advice.

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

Many of the factors listed above are beyond our control. In addition, broad market and industry factors may materially harm the market price of our ordinary shares and warrants irrespective of our operating performance. The stock market in general, including the Nasdaq Capital Market, has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of our ordinary shares and warrants, which currently trade on the Nasdaq Capital Market, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to us could depress the price of our securities regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our ordinary shares and warrants also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

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

We may sell additional securities in subsequent public or private offerings. On December 31, 2024, 96,045,856 ordinary shares were outstanding and 35,540,380 warrants were outstanding. Our outstanding ordinary shares do not include ordinary shares issuable upon exercise of the warrants, which may be resold in the public market.

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

Because we currently have no plans to pay cash dividends on our ordinary shares, you may not receive any return on investment unless you sell your ordinary shares for a price greater than which what you paid for it.

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

There is no guarantee that the warrants will be in the money, and they may expire worthless.

The exercise price for our warrants is $5.75 per one-half of an ordinary share. Warrants must be exercised for whole ordinary shares. The warrants were initially set to expire on June 6, 2023 (five years after the completion of the NPS/GES Business Combination) but were extended to June 6, 2025 and subsequently, June 6, 2026, by votes of the Company’s Board of Directors during 2022 and January 2025, respectively. The warrants are not “in the money” as of December 31, 2024, and there is a risk that they may expire worthless.

We may redeem the warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making their warrants worthless.

We have the ability to redeem the warrants prior to their expiration at a price of $0.01 per warrant, provided that (i) the last reported sale price of our ordinary shares equals or exceeds $21.00 per share for any 20 trading days within the 30 trading-day period ending on the third business day before we send the notice of such redemption and (ii) on the date we give notice of redemption and during the entire period thereafter until the time the warrants are redeemed, there is an effective registration statement under the Securities Act covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available unless warrants are exercised on a cashless basis. Redemption of the outstanding warrants could force holders of warrants:

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

In addition, these related party transactions create the possibility of conflicts of interest. Such a conflict could cause such persons to seek to advance their economic interests above ours. Further, the appearance of conflicts of interest created by related party transactions could impair the confidence of our investors. While the Audit Committee of our Board of Directors regularly reviews these transactions, related party transactions presenting a conflict of interest could have a material adverse effect on our liquidity, results of operations and financial condition.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if more than 50% of our outstanding voting securities are owned by U.S. residents. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the exchanges. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the BVI Business Companies Act, 2004, as amended (the “Companies Act”) and the common law of the British Virgin Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under British Virgin Islands law are governed by the Companies Act and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived from English common law, and while the decisions of the English courts are of persuasive authority, they are not binding on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, while statutory provisions do exist in British Virgin Islands law for derivative actions to be brought in certain circumstances, shareholders in British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred.

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

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Company

National Energy Services Reunited Corp. is a British Virgin Islands business company headquartered in Houston, Texas. The Company, through its wholly-owned subsidiaries, NPS and GES, is a regional provider of products and services to the oil and natural gas industry primarily in the MENA region. Our principal executive offices are located at 777 Post Oak Blvd., Suite 730, Houston, Texas 77056 and our telephone number is +1 (832) 925 3777. Our registered agent in the British Virgin Islands is Intertrust Corporate Services (BVI) Limited, which is located at Luna Tower, Waterfront Drive, Road Town, Tortola, VG1110, British Virgin Islands.

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

NESR’s revenues are primarily derived by providing production services (“Production Services”) such as hydraulic fracturing, coiled tubing, stimulation and pumping, cementing, nitrogen services, filtration services, pipelines and industrial services, production assurance, artificial lift services, completions and integrated production management. NESR also provides drilling and evaluation services (“Drilling and Evaluation Services”) such as rigs and integrated services, fishing and downhole tools, thru-tubing intervention, tubular running services, directional drilling, drilling and completion fluids, pressure control, well testing services, wireline logging services, and slickline services. NESR has significant operations throughout the MENA region including Saudi Arabia, Oman, Kuwait, United Arab Emirates, Iraq, Algeria, Egypt and Libya.

Capital Expenditures

During the three most recent fiscal years, the Company’s capital expenditures were $295.7 million in the aggregate, comprising $105.1 million during the year ended December 31, 2024, $68.2 million during the year ended December 31, 2023, and $122.4 million during the year ended December 31, 2022. The primary geographies for the Company’s capital expenditures were Saudi Arabia, Oman, Kuwait, and United Arab Emirates. The Company has utilized these capital expenditures to purchase equipment to support ongoing revenue growth. For more information on our capital expenditures and requirements, see Item 5B, “Liquidity and Capital Resources.”

Additionally, the Company’s Integrated Production Management (“IPM”) projects are focused on developing and managing production on behalf of the Company’s customers under long-term agreements. The Company invests its own services and products, and in some cases cash, into the field development activities and operations. Although in certain arrangements the Company is paid for a portion of the services or products it provides, generally the Company is not paid at the time of providing its services or upon delivery of its products. Instead, the Company is compensated based upon cash flow generated. The Company invested $0 (zero) million, $16.0 million, and $17.4 million in IPM projects during the years ended December 31, 2024, 2023, and 2022, respectively. The Company has no plans for additional IPM capital expenditures as of the date of this filing.

Since March 2023, and continuing through December 31, 2026, the Company’s CFO was given final responsibility for the Company’s capital expenditure process, under the supervision of the Board of Directors.

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

NESR Environmental and Decarbonization Applications (“NEDA”). The Company launched its NEDA service line in 2024, a reorganized version of the prior ESG IMPACT service line that was first conceptualized in 2021. NEDA is comprised of a portfolio of technology partnerships and investments aimed at mitigating climate change, enhancing water management and conservation, and minimizing environmental waste in the industry.

In 2024, NEDA made strides in developing a comprehensive mineral recovery process around its Zero Liquid Discharge (“ZLD”) water technology. As a result of the success of NESR’s water desalination and mineral recovery pilot projects in one of NESR’s key countries, the Company invested in Salttech BV, a Dutch provider of the Dynamic Vapor Recovery technology, which serves as a core process within the ZLD workflow. NESR is currently in discussions with a key customer to scale its resulting Zero Mineral and Liquid Discharge integrated process for produced water recycling.

Also in 2024, NEDA deployed a first-of-its-kind Continuous Emissions Monitoring pilot with its largest customer. The Qube Technologies platform is an existing investment within the NEDA portfolio as NESR had previously deployed the technology at-scale in Oman in 2023. The pilot in 2024 with NESR’s largest customer serves as a successful milestone for future commercial expansion in the region, as both cloud-related data security regulation is solidified and more comprehensive emissions monitoring techniques are adopted across MENA.

Finally, 2024 also saw the successful execution of a second-phase Carbon Capture & Sequestration (“CCS”) project in Indonesia, which positions NESR at the forefront of CCS-related reservoir evaluation projects in the country. Given the strategic emphasis of CCS in Indonesia, both at the country level and with operator partners, NESR expects CCS in Indonesia to be a core growth driver within the NEDA segment in the coming years.

As the frontier opportunities within NEDA are novel to the oil & gas industry, many of the technologies and applications are still in early development and are dependent on regulation and other sustainability-related drivers for future commercial viability. NESR’s strategy is to take a low-risk, capital-light approach to its NEDA investments and development projects, with the aim of proving technologies that have significant growth potential over the long-term.

The results of NEDA were not material to our Consolidated Statements of Operations for the years ended December 31, 2024, December 31, 2023, or December 31, 2022.

Drilling and Evaluation Services. Our Drilling and Evaluation Services segment includes the results of operations from services that are generally offered and performed during pre-production stages of a well’s lifecycle and related mainly to the operation of oil rigs. These services include, but are not limited to, the following:

●	Rigs and Integrated Services – Our fleet of rigs range from 200 horsepower (HP) to 1,500 HP and offer drilling capabilities for all type of wells with depths up to 4,000 meters. Our fleet includes 750 HP truck-mounted, fast moving rigs, which are ideal for both light and heavy work over campaigns as both rigs are equipped with full edge mud systems that can handle normal drilling activities. In addition, we provide a “One Stop Solution” that includes delivering and managing the full spectrum of services involved in the upstream sector from the provision of the rig to completion and testing of the well.

●	Fishing and Downhole – We provide highly innovative and reliable drilling tools and machine shop services for conventional and unconventional drilling applications. Our manufacturing capabilities include manufacturing flanges, subs, pup joints, pony drill collars and all types of cross overs. We also have the provision of threading and repair services for the oil and natural gas industry including the re-cutting of tubing and casing, repair of drilling and production tubulars and well heads.

●	Thru-Tubing Intervention – We provide comprehensive oilfield solutions for all thru-tubing intervention requirements, from milling to thru-tubing fishing and thru-tubing well intervention.

●	Tubular Running Services – We provide traditional Tubular Running Services operated by highly trained personnel focused on safety, quality, efficiency and well integrity. Our Casing Running Tool service enables simultaneous connection make-up, break-out, circulation and rotation, increasing the chance of getting casing to total depth safely and efficiently the first time.

●	Directional Drilling – Our directional drilling services provide a suite of solutions from conventional to unconventional drilling applications, including directional drilling, measurement while drilling, logging while drilling, drilling optimization, drilling engineering, borehole surveying, and surface mud logging.

●	Drilling and Completion Fluids – We provide drilling fluid systems and related technologies for a number of projects, including development drilling, exploration drilling and High-Pressure High-Temperature drilling, in accordance with international standards and regulations for both onshore and offshore projects.

●	Pressure Control – With a full range of wellhead products, flow control equipment and frac equipment, we can provide safe and efficient drilling and production. From pre-engineered products, to fully customized designs, we offer solutions for a wide variety of applications.

●	Well Testing Services – Our well testing services are used to measure solids, gas, oil and water produced from a well. We offer integrated well testing services in the exploration, appraisal and development phases of oil and natural gas wells. Our aim is to provide newer, faster and more precise testing results though innovation and superior service quality, and our services include surface well testing onshore and offshore, flow back packages, sand management, burner boom stack for gas flaring, smokeless burner, multi-phase flow meters (MPFM), zero-flaring packages, and water treatment and filtration.

●	Wireline Logging Services – Our fleet of logging trucks, offshore units, logging tools and pressure control equipment provides a wide variety of cased-hole logging services to our clients, including production and injection performance evaluation, stimulation performance evaluation, water shutoff determination, tubing and multiple casing integrity, acoustic leak detection, perforation, pipe recovery, cased hole formation evaluation, and interval isolation and borehole seal.

●	Slickline Services – Our slickline services cover the basic removal of scale, wax and sand build-up, setting plugs, changing out gas lift valves, fishing and other complex well applications.

Directional Drilling and Roya™ Technology Portfolio. Technology enhancement and expansion within the Drilling and Evaluation Services segment continues to be a strategic focus for the Company. Since 2021, the Company has entered into several strategic Drilling and Evaluation Services partnerships with other technology providers to bring enhanced technologies to its customers. Key partnerships include PHX Energy Services Corp., to bring leading directional drilling capabilities from North America to the MENA region; Beyond Energy Services & Technology Corp., to offer managed pressure drilling services; and Kinetic Pressure Control Limited, to develop its Kinetic Blowout Stopper (“KBOS”) technology in the MENA region and through which a number of KBOS units were deployed commercially in 2024.

In 2024, the Company launched its Roya™ advanced directional drilling technology platform to penetrate the high-end directional drilling market beyond the Company’s existing Drilling and Evaluation service offerings. The Roya™ advanced drilling platform is comprised of NESR’s RoyaStream™ measurement-while-drilling tool, its RoyaSeek™ logging-while-drilling tool, and its RoyaSteer™ rotary-steerable system. In the fourth quarter of 2024, the Company made its first delivery of a wellbore section under the Roya™ advanced drilling platform to a customer in Kuwait. In addition, NESR has secured multi-year directional drilling contracts for this technology in Kuwait, Oman and Saudi Arabia. While Roya™ represents a significant, strategic growth opportunity for the Company in the coming years, management expects to deploy this technology gradually and deliberately to ensure reliability and commercial success.

To date, the Company has not made significant expenditures on research and development activities aside from making strategic investments and partnerships with companies to expand the NESR Environmental & Decarbonization Applications (“NEDA”) and Drilling & Evaluation portfolios. These investments are individually insignificant but total $24.3 million and $15.2 million as of December 31, 2024, and December 31, 2023, respectively.

Principal Markets

The Company’s operations and activities are located within certain geographies, primarily in the MENA region. The revenue earned by geographic area, based on drilling location, was as follows for the periods presented (in US$ thousands):

	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
Geographic Area:
Domestic (British Virgin Islands)	$-	$-	$-
MENA	1,282,923	1,132,321	893,635
Rest of World	18,781	13,594	15,882
Total revenue	$1,301,704	$1,145,915	$909,517

Seasonality

Seasonal changes in weather and significant weather events affect the demand and price of oil and therefore the demand for our services. Furthermore, customer spending patterns for oilfield services and products generally result in higher activity in the fourth quarter of each year as clients seek to utilize their annual budgets.

Sources and Availability of Raw Materials

We purchase various component parts in connection with delivering our products and services. These materials are generally, but not always, available from multiple sources and may be subject to price volatility. While we generally do not experience significant long-term shortages of these materials, we have from time-to-time experienced temporary shortages of particular component parts. We are always seeking ways to ensure the availability of resources, as well as managing costs of component parts.

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

Customers

Revenues from four customers individually accounted for 54%, 9%, 7% and 4% of the Company’s consolidated revenues in the year ended December 31, 2024, 44%, 8%, 7% and 5% of the Company’s consolidated revenues in the year ended December 31, 2023, and 40%, 9%, 7% and 7% of the Company’s consolidated revenues in the year ended December 31, 2022.

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

Material Effects of Governmental Regulations

Our business is significantly affected by country, regional, local laws and other regulations. These laws and regulations relate to, among other things:

●	worker safety standards;

●	protection of the environment and natural resources;

●	storage, handling, transportation, use and disposal of hazardous materials; and

●	mobilization of our equipment to, and operations conducted at, our work sites.

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

Multiple jurisdictions have adopted laws that require monitoring, reporting, disclosure or reduction of emissions of certain greenhouse gases from the oil and natural gas sector. Additionally, several jurisdictions have adopted policies to reduce the consumption of fossil fuels, which may ultimately result in decreased demand for our services. Internationally, the United Nations-sponsored Paris Agreement requires member states to submit non-binding, individually-determined reduction goals every five years after 2020. Most of the jurisdictions where we operate have ratified the Paris Agreement and, as a result, developed emissions reduction goals, several of which focus on reducing the emissions from the oil and natural gas sector or promoting the use of renewable energy or energy efficiency technologies.

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

Water

Most of the countries in which we operate have laws and regulations in place referencing water discharge particularly in the vicinity of inhabited areas or regulated waterways. Multiple jurisdictions also regulate the disposal of produced water associated with the hydraulic fracturing process. Restrictions and controls regarding the unauthorized discharge of pollutants, including produced waters and other oil and natural gas wastes, into regulated waters are in place but not always subject to formal assessments by the regulators. We are working to ensure that our facilities have adequate drainage, sumps, and appropriate sedimentation tanks where required, the integrity of primary and secondary containment systems, and that spill prevention controls and countermeasure plans are in place to minimize the impact of potential releases or spills.

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

C. ORGANIZATIONAL STRUCTURE

For a full listing of our significant subsidiaries as of December 31, 2024, see Exhibit 8.1 to this Annual Report.

D. PROPERTY, PLANTS, AND EQUIPMENT

Properties

We have operations in 16 countries including Algeria, Bahrain, Chad, Congo, Egypt, India, Indonesia, Iraq, Kuwait, Libya, Oman, Qatar, Saudi Arabia, and United Arab Emirates (“UAE”). In most countries, we have localized support bases that house equipment and personnel that are used to deliver the services we provide. Additionally, we operate the NESR Oilfield Research & Innovation Center (“NORI”) in the heart of Saudi Arabia’s industrial research, technology, and academic hub, Dharan Techno Valley (“DTV”). NORI allows us the ability to drive energy sector research and innovation across the MENA region through activities such as providing advanced core analysis and reservoir studies for our customers. Our principal executive offices are in Houston, Texas, U.S., with our regional headquarters in Dubai, UAE. No single tangible fixed asset is individually material to our operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with Item 3A, “Selected Financial Data” and the accompanying consolidated financial statements and related notes included in Item 18, “Financial Statements,” in this Annual Report.

A. OPERATING RESULTS

Overview

We are a provider of services to the oil and natural gas industry primarily in the MENA region. We currently operate in 16 countries, with a strong presence in Saudi Arabia, Oman, Kuwait, United Arab Emirates, Iraq, Algeria, Egypt and Libya. Our company was founded with a vision of creating a regional provider for oilfield services that offers a full portfolio of solutions for our customers with a focus on supporting the economies in which we operate. ESG considerations are central to our company, and we believe that employing local staff and fully integrating with regional economies is a critical part of the social component of our ESG philosophy. In addition, we have found that promoting high local content in our operations optimizes our cost structure, enhancing our ability to generate free cash flow in various commodity price environments. With its vast reserves of oil and natural gas, the MENA region continues to dominate in its role as a vital source of global energy supply and stability. Our services include a broad suite of offerings that are essential in the drilling and completion of new oil and natural gas wells and in the remedial work on existing wells, both onshore and offshore, including completion services and equipment and drilling and evaluation services and equipment.

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

Drilling Environments

Based on energy industry data, the bulk of oil production comes from onshore activity. We provide services to exploration and production (“E&P”) companies with both onshore and offshore drilling operations. Offshore drilling generally provides higher margins to service providers due to greater complexity, logistical challenges and the need for innovative solutions.

Geographic Concentration; Middle Eastern Operations

During the years ended December 31, 2024, December 31, 2023, and December 31, 2022, 99%, 99%, and 98%, respectively, of our revenue came from the MENA region, particularly the Middle East. The Middle East accounts for almost a third of global oil production, according to the Energy Institute Statistical Review of World Energy 2024 (73rd edition). Given the low break-even price of production, it is a key region for oilfield service companies. Most oil and natural gas fields in the Middle East are legacy fields on land or in shallow waters. These fields are largely engaged in development drilling activity, driven by the need for redevelopment, enhanced oil recovery via stimulation and the drilling of new production wells. Further, a number of gas fields scheduled to be developed in the near future will require oilfield services. As a result, our capital expenditure and related financing needs may increase materially in the future.

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

Key Components of Revenues and Expenses

Revenues

We earn revenue from our broad suite of oilfield services, including coiled tubing, hydraulic fracturing, cementing, stimulation and pumping, well testing services, drilling services and rental, fishing and remediation, drilling and workover rigs, nitrogen services, wireline logging services, turbines drilling, directional drilling, filtration services and slickline services, among others. Revenues are recognized when performance obligations are satisfied in accordance with contractual terms, in an amount that reflects the consideration the Company expects to be entitled to in exchange for services rendered or rentals provided. A performance obligation arises under contracts with customers to render services or provide rentals and is the unit of account under Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. The Company accounts for services rendered and rentals provided separately if they are distinct, and the service or rental is separately identifiable from other items provided to a customer and if a customer can benefit from the services rendered or rentals provided on its own or with other resources that are readily available to the customer. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. A contract’s standalone selling prices are determined based on the prices that the Company charges for its services rendered and rentals provided. Most of the Company’s performance obligations are satisfied over time, which is generally represented by a period of 30 days or less. The Company’s payment terms vary by the type of products or services offered. The term between invoicing and when the payment is due is typically 30-60 days per contract.

Cost of services

Cost of services primarily includes staff costs for service personnel, purchase of non-capitalized material, equipment and supplies (such as tools and rental equipment), depreciation relating to capital assets used in our operations, vehicle and equipment rental and maintenance and repair.

Selling, general and administrative (excluding Amortization) (“SG&A”) expense

SG&A expense, excluding Amortization, which is presented separately, primarily includes salary and employee benefits for non-production personnel (primarily management and administrative personnel), professional service fees, office facilities and equipment, office supplies and non-capitalized office equipment and depreciation of office furniture and fixtures.

Amortization

Amortization expense primarily includes amortization of intangible assets associated with acquired customer contracts, trademarks and tradenames.

Interest expense, net

Interest expense primarily consists of interest on outstanding debt, net of interest income.

Other income / (expense), net

Other income / (expense), net primarily consists of bank charges and foreign exchange gains and losses.

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

The following table shows rig count (Source: Baker Hughes Published Rig Count Data) and oil prices (Source: U.S. Energy Information Administration - Brent – Europe) as of the dates indicated:

	As of December 31,
	2024	2023	2022

Rig count:
MENA	374	379	358
Rest of World – outside of North America	535	576	542
Total International Rig Count	909	955	900

Brent Crude (per barrel)	$74.58	$77.69	$82.82

Basis of Presentation of Financial Information

Segments

We operate our business through two operating segments and report our results of operations through two reporting segments, Production Services and Drilling and Evaluation Services, which aggregate services performed during distinct stages of a typical life cycle of an oil well.

Production Services. Our Production Services segment includes the results of operations from services that are generally offered and performed during the production stage of a well’s lifecycle. These services mainly include hydraulic fracturing, coiled tubing, stimulation and pumping, cementing, nitrogen services, filtration services, pipelines and industrial services, production assurance, artificial lift services, completions and integrated production management. Our Production Services accounted for 67%, 69%, and 62%, of our revenues for the years ended December 31, 2024, 2023, and 2022, respectively.

Drilling and Evaluation Services. Our Drilling and Evaluation Services segment includes the results of operations from services that are generally offered and performed during pre-production stages of a well’s lifecycle and related mainly to the operation of oil rigs. The services mainly include rigs and integrated services, fishing and downhole tools, thru-tubing intervention, tubular running services, directional drilling, drilling and completion fluids, pressure control, well testing services, wireline logging services and slickline services. Our Drilling and Evaluation Services accounted for 33%, 31%, and 38%, of our revenues for the years ended December 31, 2024, 2023, and 2022, respectively. Please see Item 4B, “Business Overview” in this Annual Report for a description of our reportable segments.

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

2024 compared to 2023

The following table presents our Consolidated Statements of Operations data for the periods indicated:

	Year ended
Description	December 31, 2024	December 31, 2023

Revenues	$1,301,704	$1,145,915
Cost of services	(1,093,031)	(997,265)
Gross profit	208,673	148,650
Selling, general and administrative expenses (excluding Amortization)	(52,195)	(49,173)
Amortization	(18,774)	(18,774)
Operating income	137,704	80,703
Interest expense, net	(39,881)	(45,826)
Other (expense) / income, net	(2,325)	(5,031)
Income before income tax	95,498	29,846
Income tax expense	(19,188)	(17,266)
Net income	$76,310	$12,580

Revenue. Revenue was $1,301.7 million for the year ended December 31, 2024, compared to $1,145.9 million for the year ended December 31, 2023.

The table below presents our revenue by segment for the periods indicated:

	Year ended
	December 31, 2024	December 31, 2023
Reportable Segment:
Production Services	$878,076	$785,642
Drilling and Evaluation Services	423,628	360,273
Total revenue	$1,301,704	$1,145,915

Production Services revenue was $878.1 million for the year ended December 31, 2024, compared to $785.6 million for the year ended December 31, 2023. The change in revenue was primarily due to increased well stimulation and hydraulic fracturing services.

Drilling and Evaluation Services revenue was $423.6 million for the year ended December 31, 2024, compared to $360.3 million for the year ended December 31, 2023. The change in revenue was primarily due to increased business activity in Saudi Arabia and Kuwait.

Cost of services. Cost of services was $1,093.0 million for the year ended December 31, 2024, compared to $997.3 million for the year ended December 31, 2023. On a percentage basis, cost of services was 84.0% of revenue during the year ended December 31, 2024, as compared to 87.0% of revenue for the year ended December 31, 2023, a 306-basis point reduction. The change in cost of services as percentage of total revenue is mainly due to improved utilization on a more efficient cost structure. Cost of services included depreciation expense of $111.7 million and $109.7 million for the year ended December 31, 2024, and the year ended December 31, 2023, respectively.

Gross profit. Gross profit as a percentage of total revenue was 16.0% and 13.0% for the year ended December 31, 2024, and the year ended December 31, 2023, respectively. The reason for the change is described under “Revenue” and “Cost of services.”

SG&A expenses. SG&A expenses, which represent costs associated with managing and supporting our operations, were $52.2 million for the year ended December 31, 2024, compared to $49.2 million for the year ended December 31, 2023. SG&A as a percentage of total revenue was 4.0% and 4.3% for the year ended December 31, 2024, and the year ended December 31, 2023, respectively. The increase in SG&A period over period is primarily due to increased compensation cost associated with employee contracts issued to Senior Management in the fourth quarter of 2023 that were charged to expense during 2024.

Amortization expense. Amortization expense was $18.8 million for the year ended December 31, 2024, compared to $18.8 million for the year ended December 31, 2023. Amortization expense is driven mainly by acquired intangible assets resulting from the acquisitions of GES and NPS in 2018, SAPESCO in 2020, and Action in 2021.

Interest expense, net. Interest expense, net, was $39.9 million for the year ended December 31, 2024, compared to $45.8 million for the year ended December 31, 2023. Interest expense, net, decreased period-over-period, due to lower debt levels during 2024 as compared to 2023.

Other (expense) / income, net. Other (expense) / income, net, was ($2.3) million for the year ended December 31, 2024, compared to ($5.0) million for the year ended December 31, 2023. The difference between periods is primarily due to a decrease in the amount of the other-than-temporary impairment recorded on the WDVGE investment during 2024 as compared to 2023 (see Note 8, Goodwill, Intangible, and Other Assets, to the consolidated financial statements included in Item 18, “Financial Statements,” of this Annual Report for further discussion).

Income tax expense. Income tax expense was $19.2 million for the year ended December 31, 2024, compared to $17.3 million for the year ended December 31, 2023. The high effective tax rates are mainly driven by recording valuation allowances against current year losses and recording liabilities on uncertain tax positions in various jurisdictions. See Note 12, Income Taxes, to our consolidated financial statements included in Item 18, “Financial Statements,” of this Annual Report.

Net income / (loss). As a result of the foregoing, net income was $76.3 million for the year ended December 31, 2024, compared to a net income of $12.6 million for the year ended December 31, 2023.

Supplemental Segment Operating Income Discussion

	Year ended
	December 31, 2024	December 31, 2023
Reportable Segment(1):
Production Services	$146,869	$111,060
Drilling and Evaluation Services	63,102	36,461

(1)	See Note 19, Reportable Segments, to our consolidated financial statements included in Item 18, “Financial Statements,” of this Annual Report.

Production Services segment operating income was $146.9 million for the year ended December 31, 2024, compared to $111.1 million for the year ended December 31, 2023. The change in segment operating income was largely attributable to well stimulation and hydraulic fracturing services.

Drilling and Evaluation segment operating income was $63.1 million for the year ended December 31, 2024, compared to $36.5 million for the year ended December 31, 2023. The change in segment operating income in 2024 as compared to 2023 was primarily due to increased business activity in Saudi Arabia and Kuwait.

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

Production Services revenue was $785.6 million for the year ended December 31, 2023, compared to $567.2 million for the year ended December 31, 2022. The change in revenue was primarily due to increased hydraulic fracturing activity in Saudi Arabia, and higher coiled tubing activity across most of the Company’s operating locations. Additionally, activity was higher in Egypt due to production chemical sales, in Algeria due to cementing, and in Oman from IPM work.

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

Net income / (loss). As a result of the foregoing, net income was $12.6 million for the year ended December 31, 2023, compared to a net loss of ($36.4) million for the year ended December 31, 2022.

Supplemental Segment Operating Income Discussion

	Year ended
	December 31, 2023	December 31, 2022
Reportable Segment(1):
Production Services	$111,060	$28,717
Drilling and Evaluation Services	36,461	33,473

(1)	See Note 19, Reportable Segments, to our consolidated financial statements included in Item 18, “Financial Statements,” of this Annual Report.

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

B. LIQUIDITY AND CAPITAL RESOURCES

Our objective is to maintain sufficient liquidity, adequate financial resources and financial flexibility to fund our operations. We had cash and cash equivalents of $108.0 million as of December 31, 2024, and $67.8 million as of December 31, 2023. Our outstanding borrowings were $382.8 million as of December 31, 2024, and $452.2 million as of December 31, 2023. Current available borrowing capacity totaled $167.3 million and $153.1 million as of December 31, 2024 and 2023, respectively. We believe that our cash on hand, cash flows generated from operations, and liquidity available through our credit facilities, including recently drawn facilities, will provide sufficient liquidity to manage our cash needs. See “Capital Resources” below.

Cash Flows

	(In US$ thousands)
	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022

Cash provided by (used in):
Operating Activities	$229,329	$176,959	$92,576
Investing Activities	(111,134)	(83,463)	(146,708)
Financing Activities	(78,060)	(104,528)	(72,795)
Effect of exchange rate changes on cash	-	-	8
Net change in cash and cash equivalents	$40,135	$(11,032)	$(126,919)

Operating Activities

Cash flows provided by operating activities were $229.3 million for the year ended December 31, 2024, compared to cash flows provided by operating activities of $177.0 million for the year ended December 31, 2023. Cash flows from operating activities increased by $52.4 million in the year ended December 31, 2024, compared to year ended December 31, 2023, primarily due to improved operating results as movement in non-cash transactions and operating assets and liabilities were substantially flat year-over-year.

Investing Activities

Cash flows used in investing activities were $111.1 million for the year ended December 31, 2024, compared to cash flows used in investing activities of $83.5 million for the year ended December 31, 2023. The difference between periods was primarily due to higher capital expenditures in 2024 offset in part by no additional IPM investments during 2024. Our principal recurring investing activity is the funding of capital expenditures to ensure that we have the appropriate levels and types of machinery and equipment in place to generate revenue from operations.

Financing Activities

Cash flows used in financing activities were $78.1 million for the year ended December 31, 2024, compared to cash flows used in financing activities of $104.5 million for the year ended December 31, 2023. The shift between 2023 and 2024 is primarily attributable to lower repayments of short-term borrowings in 2024 as compared to 2023, partially offset by higher repayments of long-term borrowings.

Material Cash Requirements from Contractual Obligations

The table below summarizes the payments due by fiscal year for our material cash requirements from contractual obligations as of December 31, 2024. Certain amounts included in this table are based on our estimates and assumptions about these obligations, including their duration, anticipated actions by third parties and other factors. The contractual cash obligations we will actually pay in future periods may vary from those reflected in the table below because the estimates and assumptions are subjective.

Payments Due by Period
(In thousands)	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years

Principal payments for long-term debt(1)	$326,735	68,735	258,000	-	-
Principal and interest payments for short-term debt (2)	61,983	61,983	-	-	-
Estimated interest payments for long-term debt (3)	52,633	23,355	29,278	-	-
Operating leases (4)	49,545	6,148	6,613	5,484	31,300
Finance leases (5)	5,567	-	5,567	-	-
Seller-provided installment financing for capital expenditures (6)	1,297	1,297	-	-	-
Contractual commitments for capital expenditures (7)	33,600	33,600	-	-	-
Employees’ end of service benefits (8)	61,320	7,874	12,844	12,393	28,209
Total	$592,680	202,992	312,302	17,877	59,509

(1) Amounts represent the cash payments for the principal amounts related to our long-term debt at December 31, 2024. Amounts for debt do not include any unamortized discounts or deferred issuance costs. Cash payments for interest are excluded from these amounts.

(2) Amounts represent the cash payments for the principal amounts and interest related to our short-term debt at December 31, 2024.

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

(7) Contractual commitments for capital expenditures include agreements to purchase property, plant, and equipment that are enforceable and legally binding and specify all significant terms. Our performance is secured by letters of credit, as described in Item 5A, “Off- Balance Sheet Arrangements,” for $2.3 million of this balance.

(8) Amount represents the expected payments of employees’ end of service benefits.

Credit Facilities

As of December 31, 2024, we had the following principal credit facilities and instruments outstanding or available:

2021 Secured Facilities Agreement

On November 4, 2021, the Company entered into a $860 million Secured Facilities Agreement (the “2021 Secured Facilities Agreement”). At inception, the $860 million 2021 Secured Facilities Agreement consisted of a $430 million term loan due by November 4, 2027 (the “Term Loan” or “Secured Term Loan”), a $80.0 million revolving credit facility due by November 4, 2025 (“RCF” or “Secured Revolving Credit Facility”), and a $350 million working capital facility that renews annually by mutual agreement of the Lenders and the Company. Deferred debt issuance costs totaling $3.7 million and $5.3 million as of December 31, 2024, and December 31, 2023, respectively, have been assigned ratably to the term, revolving and working capital facilities and will be amortized to interest expense over periods of 6, 4, and 1 year(s), respectively. The amounts are shown as contra liabilities in the accompanying Consolidated Balance Sheets.

Borrowings under the Term Loan and RCF facilities incur interest based on the secured overnight financing rate (“SOFR”) for U.S. dollar denominated borrowings or the Saudi Arabian Interbank Offered Rate (“SAIBOR”) for Saudi Arabia Riyal borrowings plus 2.6% to 3.0% per annum, varying based on the Company’s Net Debt / EBITDA ratio as defined in the 2021 Secured Facilities Agreement. As of December 31, 2024, and December 31, 2023, this resulted in interest rates of 7.67% and 8.23%, respectively, for U.S. dollar denominated borrowings, and interest rates of 8.18% and 8.58%, respectively, for Saudi Arabian Riyal borrowings.

The RCF was obtained for general corporate and working capital purposes including capital expenditure related requirements and acquisitions (including transaction related expenses). The RCF requires the payment of a commitment fee each quarter. The commitment fee is computed at the rate of 25% of the margin on the facility lender’s available commitment for the relevant quarter. Under the terms of the RCF, the final settlement is due by November 4, 2025. The Company is permitted to make any prepayment under this RCF in multiples of $5.0 million during this 4-year period up to November 4, 2025. Any unutilized balances from the RCF can be drawn down again during the 4-year tenure at the same terms. The Term Loan permits prepayment but once repaid, amounts may not be redrawn. As of December 31, 2024, and December 31, 2023, the Company had drawn $322.5 million and $387.0 million, respectively, of the Term Loan, and $0.0 (zero) million and $10.0 million, respectively, of the RCF. Additionally, as of December 31, 2024, and December 31, 2023, the Company had $80.0 million and $70.0 million, respectively, available to be drawn under the RCF.

The 2021 Secured Facilities Agreement also includes a working capital facility of $305 million and $325 million as of December 31, 2024, and December 31, 2023, respectively, for issuance of letters of guarantee, letters of credit and refinancing letters of credit into debt over a period of no more than two years, which carries an interest rate equal to SOFR for U.S. dollar denominated borrowings, or SAIBOR for Saudi Arabia Riyal borrowings, for the applicable interest period, plus a margin of 1.25% to 1.5% per annum. As of December 31, 2024, and December 31, 2023, this resulted in interest rates of 7.67% and 8.23%, respectively, for U.S. dollar denominated borrowings, and interest rates of 8.18% and 8.58%, respectively, for Saudi Arabian Riyal borrowings. The working facility requires the payment of a commitment fee each quarter. The commitment fee is computed at the rate of 0.3125% (25% of the margin) on the facility lender’s available commitment for the relevant quarter. As of December 31, 2024, and December 31, 2023, the Company had utilized $226.6 million and $178.6 million, respectively, under this working capital facility and the balance of $78.4 million and $146.4 million, respectively, was available to the Company.

The 2021 Secured Facilities Agreement includes covenants that specify maximum leverage (Net Debt / EBITDA) up to 3.50, minimum debt service coverage ratio (Cash Flow / Debt Service) of at least 1.25, and interest coverage (EBITDA / Interest) of at least 4.00. As of December 31, 2024, the Company was in compliance with all financial and non-financial covenants under the 2021 Secured Facilities Agreement.

Other Working Capital Facilities

The Company has also retained other legacy bilateral working capital facilities totaling $13.3 million and $13.4 million at December 31, 2024 and December 31, 2023, respectively. As of December 31, 2024, and December 31, 2023, the Company had utilized $5.0 million and $6.7 million, respectively, under this working capital facility and the balance of $8.6 million and $6.7 million, respectively, was available to the Company.

Utilization of the working capital facilities under both the legacy bilateral working capital facilities and 2021 Secured Facilities Agreement comprises letters of credit issued to vendors, guarantees issued to customers, vendors, and others, and short-term borrowings used to settle letters of credit. Once a letter of credit is presented for payment by the vendor, the Company at its election can settle the letter of credit from available cash or leverage short-term borrowings available under both the legacy HSBC arrangement and 2021 Secured Facilities Agreement that will be repaid quarterly over a period of up to two years. Until a letter of credit is presented for payment by the vendor, it is disclosed as an off-balance sheet obligation. For additional discussion of outstanding letters of credit and guarantees, see Note 13, Commitments and Contingencies.

Off-Balance Sheet Arrangements

Letters of Credit

The Company had outstanding letters of credit amounting to $2.3 million and $2.0 million as of December 31, 2024, and December 31, 2023, respectively.

Guarantee Agreements

In the normal course of business with customers, vendors and others, the Company has entered into off-balance sheet arrangements, such as surety bonds for performance, and other bank issued guarantees which totaled $165.4 million and $122.8 million as of December 31, 2024, and December 31, 2023, respectively. The Company has also entered into cash margin guarantees totaling $4.2 million and $3.6 million at December 31, 2024, and December 31, 2023, respectively. A liability is accrued when a loss is both probable and can be reasonably estimated. None of the off-balance sheet arrangements has, or is likely to have, a material effect on the Company’s consolidated financial statements.

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

SEC Settlement

On August 28, 2024, we reached a settlement of a civil administrative proceeding with the SEC related to the Company’s restatement of its previously issued financial statements for 2018 through 2020. The Company, without admitting or denying the findings, agreed to a cease-and-desist order regarding Sections 13(a), 13(b)(2)(A), and 13(b)(2)(B) of the Exchange Act and Rules 13a-1, 13a-15(a) - (c), and 13a-16 thereunder. As part of the settlement, the Company paid a civil monetary penalty to the SEC in the amount of $400,000.

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

Shelf registration statement. The Company does not have any effective shelf registration statements as of December 31, 2024.

Nasdaq Uplisting. Effective October 22, 2024, the Company’s ordinary shares and warrants were uplisted to the Nasdaq Capital Market. The Company’s shares continued to trade under the ticker symbol “NESR”, and its warrants continued to trade under the ticker symbol “NESRW”.

Capital Expenditure Commitments

The Company was committed to incur capital expenditures of $33.6 million and $15.4 million at December 31, 2024, and December 31, 2023, respectively. Substantially all of the commitments outstanding as of December 31, 2024, are expected to be settled during 2025.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We own and control a variety of intellectual property, including but not limited to proprietary information and software tools and applications that, in the aggregate, are material to our business. No individual instance of intellectual property is material to the Company. To date, the Company has not made significant expenditures on research and development activities aside from strategic investments and partnerships with companies to expand the NEDA and Drilling and Evaluation Services portfolios. Additionally, we operate NORI in the heart of Saudi Arabia’s industrial research, technology, and academic hub, DTV. NORI allows us the ability to drive energy sector research and innovation across the MENA region through activities such as providing advanced core analysis and reservoir studies for our customers.

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

The Company estimated that the aggregate fair value of its two reporting units as of October 1, 2024, its most recent annual goodwill impairment test date, was $2.1 billion. The Company’s market capitalization as of October 1, 2024, was $902.0 million based on an October 1, 2024, share price of $9.45 and 95,447,211 common shares outstanding. It is the Company’s opinion that the share price was not representative of the implied fair value as of October 1, 2024, due to control premium, the Company’s strong operational performance in comparison to the prevailing trends in oil prices and the financial performance of industry peers, and non-public information of which management is privy but is not reflected in the share price. In determining the control premium, management has considered current and historical industry transactions prior to valuation.

In further assessing the valuation of the Company’s goodwill, management performed sensitivity analysis by adjusting key inputs used in determining the Company’s future cash flows. For the October 1, 2024, test date, the Company ran four scenarios where management made adjustments to Revenues, Earnings before interest, taxes, depreciation, and amortization, Capital expenditures, and Discount rate. In all of these scenarios, the resulting model showed an excess of implied fair value over the carrying value of the reporting unit. The results of these sensitivity analyses are shown in the table below (in $000s):

	Excess (deficit) of Implied Fair Value over (under) Carrying Value
	Production Services	Drilling and Evaluation

Base case	$398,165	$425,883
Revenue growth lower by 10%	105,068	53,002
Earnings before interest, taxes, depreciation, and amortization lower by 10%	181,761	279,769
Capital expenditures higher by 10% with no impact to revenue	357,210	401,414
Discount rate higher by 165 basis points	320,270	370,706

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

We rely on the Senior Management of our principal operating subsidiaries to manage our business. Our Senior Management team is responsible for the day-to-day management of our operations. Members of our senior management are appointed from time to time by vote of the Board of Directors and hold office until a successor is elected and qualified. Our current Chief Executive Officer and Chief Financial Officer (collectively, our “Senior Management”) are:

Name	Age(1)	Position
Sherif Foda	55	Executive Chairman of the Board and Chief Executive Officer
Stefan Angeli	65	Chief Financial Officer

(1)	As of December 31, 2024.

Sherif Foda has served as the Chairman and Chief Executive Officer of NESR since inception. He started the company in 2017 as a SPAC to create the first and largest energy services company from the MENA region publicly listed on the Nasdaq Stock Market. He has more than 25 years of professional experience in the energy industry working primarily in his earlier career for Schlumberger Limited (NYSE: SLB) around the world, particularly in the Middle East, Europe and the US. He served as Senior Advisor to the Chairman of SLB, an officer and President of the Production Group, the President of Europe and Africa, Vice President, and Managing Director of the Arabian market, President of Well Intervention worldwide, Vice President of Europe, Caspian and Africa, and Managing Director of Oman among other roles. He started his career in 1993 with SLB, working on the offshore fields in the Red Sea, then transferred to Germany and Eastern Europe before getting to multiple senior level positions. Prior to working in the oil and natural gas industry, he worked in the information technology and computer industry for two years after graduating from Ain Shams University in Cairo with double majors in Electronics Engineering and Automatic Control. He attended various executive courses at Harvard Business School, Oxford and IMD Business School and is a usual speaker in multiple forums. Mr. Foda used to serve as a board member of Energy Recovery, Inc. (Nasdaq: ERII), a technology company based in California and on the Board of Trustees of Awty International School in Houston. He currently serves as the Chairman of the board of directors of WDVG Engineering based in Houston, GLC Energy Company in London and is a member of the Oxford Energy Policy Club in the UK. He is also a board member for Al Fanar Venture philanthropy in London.

We believe that Mr. Foda is qualified to serve on our Board of Directors because of his extensive experience in the oil and natural gas industry, including approximately 25 years with Schlumberger and his extensive oil field services industry experience throughout the MENA region and globally as an executive and board member.

Stefan Angeli has been the Chief Financial Officer of NESR since February 8, 2022. Previously, Mr. Angeli was CFO for Stratum Reservoir – a private equity portfolio company involved in reservoir characterization, laboratory services and instrumentation for upstream, downstream and the mining sector. Mr. Angeli spent the majority of his career (30 years) at Schlumberger in diverse roles with his last 5 assignments being Group Controller for Integrated Project Management, Controller for the Reservoir Production Group, Area Controller for Latin America Oilfield Services, and Controller for Schlumberger Information Systems & Well Completion and Productivity Business Segments. During his career, Mr. Angeli has been based in Sydney, Singapore, Jakarta, Aberdeen, Luanda, London, Rio De Janeiro and Houston. He earned a Bachelor of Economics degree majoring in Economics and Accounting from the University of Sydney, qualified as a chartered accountant, and then finished a graduate diploma in Advanced Financial Management. He has also attended advanced finance management courses at the International Institute for Management Development (IMD) and the Wharton School of the University of Pennsylvania.

Board of Directors

The Company’s Board of Directors was elected by the shareholders at the Company’s 2024 annual general meeting. Members of our Board of Directors may be elected by a simple majority of the votes validly cast at any general meeting of shareholders. Any director may be removed, even without cause, by a majority vote at any general meeting of shareholders. If the office of a director becomes vacant, our Memorandum and Articles of Association provide that the other directors, acting by a majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of shareholders. Additional directors may also be appointed in the same manner, by majority vote of the directors until subsequently standing for election at the next general meeting of shareholders. Search efforts are currently underway to add one or more independent directors to the Company’s Board of Directors and it is anticipated that an additional independent director will stand for election at the next general meeting of shareholders.

On May 14, 2024, our Board of Directors approved an amendment to our Memorandum and Articles of Association to eliminate the distinction between Class I and Class II directors. Beginning with the 2024 annual general meeting, all directors are nominated as a single class to be elected or re-elected for a term of one year following their election (which period may be extended at any time by resolution of the directors but not beyond the date of the next annual general meeting) or until the first general meeting following their election.

Set forth below are the names, ages and positions of each of the individuals who serve as directors of NESR at December 31, 2024:

Name	Age (4)	Position
Antonio J. Campo Mejia	67	Lead Independent Director
Yousef Al Nowais(1)	70	Independent Director
Andrew Waite(2)	63	Independent Director
Anthony (Tony) R. Chase(3)	69	Independent Director
Sherif Foda	55	Executive Chairman of the Board and Chief Executive Officer

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

(3) Hana Investments Co. WLL (“Olayan”) is entitled, pursuant to a Relationship Agreement dated June 5, 2018, to nominate one director to the Board of Directors for so long as Olayan and its affiliates collectively hold, in the aggregate, at least 6,879,225 Common Shares (subject to appropriate adjustment for any stock dividends, splits, reverse splits, combinations, recapitalizations and the like occurring after June 5, 2018).

(4) Age as of December 31, 2024.

Information regarding the business experience of each director is provided below. There are no family relationships among NESR’s executive officers and directors.

Antonio J. Campo Mejia has been an independent director of the Company since May 12, 2017, and is the Lead Independent Director of the Board. Mr. Campo Mejia has been a non-executive director of the Supervisory Board of Fugro N.V. (Euronext: FUR), a company providing geotechnical, survey, subsea and geosciences services since 2014 and Vice-Chairman of Basin Holdings, a global holding company focused on providing products and services to energy and industrial customers since 2012. From 2012 to 2013, Mr. Campo Mejia served as non-executive director at Integra Group, an oilfield services company, mainly active in Russia and the Commonwealth of Independent States and served as its Chief Executive Officer from 2009 to 2012. Mr. Campo Mejia also served as non-executive director at Basin Supply LP, Basin Tools LP and Basin Energy Services LP from 2009 to 2014. Prior to that, Mr. Campo Mejia spent 28 years of his professional career at Schlumberger, one of the world’s leading oilfield services companies, in a multitude of senior management positions in different parts of the world. In his various roles with Schlumberger, Mr. Campo Mejia served as the President of Latin America for Oilfield Services and President of Europe & Africa and was the President of Schlumberger’s Integrated Project Management business responsible for the worldwide operations in this service line. Prior to that, Mr. Campo Mejia served as Director of Personnel for the Reservoir Management Group in Houston, Texas and Vice President of Oilfield Services Latin America South, managing a full range of services in the region. In his career prior to 1997, Mr. Campo Mejia held a number of senior management and technical positions in Schlumberger’s wireline business. Mr. Campo Mejia received his bachelor’s degree in Electronic Engineering from Pontificia Universidad Javeriana in 1980.

We believe that Mr. Campo Mejia is qualified to serve on our Board of Directors because of his extensive experience in the oil and natural gas industry and his experience as an executive in oilfield services and board member of multinational companies.

Yousef Al Nowais was appointed by our Nominating and Governance Committee and Board of Directors on November 9, 2019. He serves as the Chairman and Managing Director of Arab Development (“ARDECO”), a company he founded in his home city of Abu Dhabi, the United Arab Emirates. ARDECO is a large, diversified business and a leading player in the oil and natural gas and petrochemical sectors as well as power generation and distribution and other engineering and infrastructure project services. He served as the Co-Chairman of Al Nowais Investments LLC, a leading investment company based in Abu Dhabi with local and international holdings in a broad range of strategic investments and actively managed subsidiaries. Mr. Al Nowais has been vice Chairman of Al Dhafra Insurance since 2013, and has been Chairman of Archirodon S.A., an international EPC contractor, since 2023. Prior to founding ARDECO, Mr. Al Nowais joined Abu Dhabi National Oil Company (“ADNOC”) after graduating from the University of Arizona in 1979 and held many senior positions in the ADNOC group, including Finance Director and Managing Director of ADNOC’s subsidiary FERTIL. From 2007 to 2013, Mr. Al Nowais served as Managing Director of Al Maabar International, a leading UAE organization investing internationally in real estate projects in the MENA region, which was formed as a joint venture between Al Dar Properties, Mubadala, Al Qudra Holdings, Reem Investment and Reem International.

We believe that Mr. Al Nowais is qualified to serve on our Board of Directors because of his extensive experience in the oil and natural gas industry.

Andrew Waite was elected to the Board as of June 6, 2018, and is an independent director. Mr. Waite is Managing Partner of SCF Partners, Inc., the ultimate general partner of SCF-VIII, L.P., and has been an officer of that company since October 1995. He was previously Vice President of Simmons & Company International, where he served from August 1993 to September 1995. From 1984 to 1991, Mr. Waite held a number of engineering and project management positions with Royal Dutch / Shell Group, an integrated energy company. Mr. Waite previously served on the board of directors of Complete Production Services, Inc. (previously NYSE: CPX), a provider of specialized oil and natural gas completion and production services, from 2007 to 2009, Hornbeck Offshore Services, Inc. (previously NYSE: HOS), a provider of marine services to the energy sector and military customers, from 2000 to 2006, Oil States International, Inc. (NYSE: OIS), a diversified oilfield services and equipment company, from August 1995 through April 2006, Atlantic Navigation Holdings (Singapore) Limited (SGX: 5UL), a provider of marine logistic, ship repair, fabrication, and other marine services, from January 2016 to December 2018, Forum Energy Technologies, Inc. (NYSE: FET), a provider of value added solutions and products to the energy industry, from 2010 to 2021, and Nine Energy Service, Inc. (NYSE:NINE), a provider of specialized cementing and completion services and equipment, from 2011 to 2025. Mr. Waite received a Bachelor of Science degree in Civil Engineering from Loughborough University, a Master of Science in Environmental Engineering Science from California Institute of Technology, and an M.B.A., with high distinction, from Harvard Business School.

We believe that Mr. Waite is qualified to serve on our Board of Directors because of his extensive public company experience in the energy sector, in particular in the oilfield services industry, and his experience in identifying strategic growth trends in the energy industry and evaluating potential transactions.

Anthony (Tony) R. Chase was elected to the Board of Directors on June 14, 2024, and is an independent director. Mr. Chase is Chairman and CEO of ChaseSource, LP, a staffing, facilities management, and real estate development firm. Previously, he started and sold three ventures (Chase Radio Partners, Cricket Wireless and ChaseCom). The first, Chase Radio Partners, founded in 1992, owned seven radio stations and was sold to Clear Channel Communications in 1998. The second was Cricket Wireless, a nationwide cell phone service provider that he started together with Qualcomm in 1993. Mr. Chase opened the first Cricket markets in Chattanooga and Nashville, TN. The third was ChaseCom, a company that built and operated call centers in the United States and India, which he sold to AT&T Corporation in 2007. Mr. Chase is also a principal owner of the Houston Airport Marriott at George Bush Intercontinental Airport and the Principal Auto Toyota dealership in greater Memphis, TN. Mr. Chase serves on several non-profit boards in Houston: Houston Endowment, Greater Houston Partnership, Texas Medical Center, MD Anderson Board of Visitors, and the Greater Houston Community Foundation. Mr. Chase previously served as Deputy Chairman of the Federal Reserve Bank of Dallas and the Chairman of the Greater Houston Partnership. He is also a member of the Council on Foreign Relations. Mr. Chase serves on the boards of Cullen/Frost Bankers, Inc. (NYSE: CFR), LyondellBasell Industries N.V. (NYSE: LYB), and Nabors Industries Ltd. (NYSE: NBR) and previously served on the boards of Heritage Crystal Clean, Inc. until 2022 and Par-Pacific Holdings, Inc. (NYSE: PARR) until 2024. Mr. Chase is a Professor of Law Emeritus at the University of Houston Law Center.

We believe Mr. Chase is qualified to serve on our Board of Directors due to his extensive experience in banking and finance, corporate governance and human resources, as well as his experience as an executive and board member.

Sherif Foda’s biographical information is set forth above.

B. COMPENSATION

Senior Management

Members of our Senior Management receive compensation for the services they provide. Base compensation for each member of Senior Management has been comprised of cash salary and annual cash incentive bonus, the latter of which is dependent upon the achievement of Company financial targets and personal objectives. Additionally, certain members of our Senior Management have received compensation in the form of restricted stock units (“RSUs”), issued pursuant to our Amended and Restated 2018 Long Term Incentive Plan (the “Amended LTIP”), and retention arrangements. During the year ended December 31, 2024, the aggregate cash salary and annual cash incentive bonus compensation paid to all current members of our Houston, Texas-based Senior Management as a group was $3.0 million. The grant date fair value of Amended LTIP grants to all current members of Senior Management totaled $0 (zero) million during the year ended December 31, 2024. Sherif Foda in his capacity as Chief Executive Officer (“CEO”) waived receiving stock awards from 2018 to 2024 in order to increase the number of shares available to grant to a broader pool of employees. Additionally, Mr. Foda waived his cash bonus for 2022.

During 2023, in recognition of the extraordinary circumstances associated with the matters identified in our Annual Report on Form 20-F for the year ended December 31, 2022, related to restatement of our previously issued audited financial statements as of and for the year ended December 31, 2020, the Compensation Committee of the Board of Directors awarded Mr. Angeli a retention agreement that provided for cash payments and future equity grants in exchange for continued service at the Company. The Company paid Mr. Angeli cash retention totalling $0.4 million during 2023, $0.6 million during 2024, with $0.5 million earned but not yet paid as of December 31, 2024. In addition to cash payments, the retention agreements also provided for equity awards of no more than 500,000 shares. As of December 31, 2024, 399,999 of these equity awards were vested and issued with the remainder eligible to be vested on March 15, 2025 and March 15, 2026.

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

All non-employee Directors receive an annual retainer of $50,000, paid in quarterly installments, and pro-rated for any partial year of service. In addition, the chairs of the Compensation and Nominating and Governance Committees receive an additional $15,000 annual retainer and the chair of the Audit Committee receives an additional annual retainer of $20,000, paid in quarterly installments, and pro-rated for any partial years of service. As of December 31, 2024, the Company has unpaid 2024 Director cash compensation of $100,000, respectively, which is expected to be settled in 2025.

Additionally, all non-employee Directors are also to receive an annual equity award consisting of restricted shares that vest over one year. Upon award, all shares will follow the terms and conditions of the long-term incentive plan in effect at the time of grant.

Non-employee Directors are permitted to waive Director’s fees.

Director Compensation

The following table provides information on the compensation earned or awarded to our Directors during the year ended December 31, 2024.

Name	Fees Earned	Stock Awards(4)	Total
	($)	($)	($)
Antonio Campo Mejia	65,000	179,500	244,500
Yousef Al Nowais(1)	-	-	-
Andrew Waite	70,000	179,500	249,500
Anthony (Tony) R. Chase	32,500	-	32,500
Thomas D. Wood(2)	32,500	92,000	124,500
Sherif Foda(3)	-	-	-

(1)	Mr. Al Nowais waived his 2024 compensation.
(2)	Prior to his resignation from our Board of Directors in the second quarter of 2024, Mr. Wood earned $32,500 in cash and received a previously delayed equity award valued at $92,000 for his service during 2023.
(3)	Employees or non-independent directors do not receive any compensation including any cash or stock grants for their service on our Board of Directors.
(4)	During the year ended December 31, 2024, Messrs. Campo Mejia and Waite each received restricted share grants totalling $87,500. Additionally, Messrs. Campo Mejia, Waite, and Wood also received previously delayed equity awards totalling $92,000 each for service provided during 2023. The 2023 awards were delayed as the predecessor plan to the Amended LTIP did not have sufficient ordinary shares reserved for the awards.

Equity and Long-Term Incentive Compensation Plans

In 2024, the NESR shareholders approved the Amended LTIP. A total of 11,500,000 ordinary shares are reserved for issuance under the Amended LTIP.

The purpose of the Amended LTIP is to enhance our ability to attract, retain and motivate persons who make (or are expected to make) important contributions to NESR by providing these individuals with equity ownership opportunities. The Company intends to use share-based awards to reward long-term performance of employees. The Company believes that providing a meaningful portion of the total compensation package in the form of share-based awards will align the incentives of its executive officers with the interests of its shareholders and serve to motivate and retain the broader workforce.

The Company has established a strong culture of granting stock awards to all its top performers. The plan includes all employees at all levels. The program is designed to award up to 200% of the annual salary as Amended LTIP awards for achieving certain stretch goals and incentivizes key employees to contribute and excel. The 200% annual salary cap is applicable to all employees equally and includes the Chief Executive Officer, Chief Financial Officer and the senior executive officers of the Company. As mentioned earlier, the Chief Executive Officer waived his Amended LTIP compensation from 2018 to 2024 to increase the pool of awards to a wider range of employees.

During the year ended December 31, 2024, the Company awarded 2,407,500 equity-classified RSUs under the Amended LTIP (including Board of Directors’ awards discussed previously) at a value of $21.1 million. The RSUs were allocated to the recipients at a weighted average grant date fair value of $8.75 per share and except for Board of Directors’ awards previously discussed, vest ratably on an annual basis over a 3-year period (1/3 of the shares vest at the anniversary of the grant date). Expenses related to equity-classified share-based compensation of $6.0 million, $6.7 million, and $9.3 million was recorded in the Consolidated Statements of Operations in the years ended December 31, 2024, 2023, and 2022, respectively. At December 31, 2024 and 2023, the Company had unrecognized compensation expense of $18.6 million and $3.8 million, respectively, related to unvested RSUs to be recognized on a straight-line basis over a weighted average remaining period of 2.55 years and 1.02 years, respectively.

Benefit Plans and Programs

The Company provides welfare and other benefit programs made, as consistent with local custom in each country in which it operates, generally including medical, dental and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance, and life insurance.

The Company provides a defined benefit plan of severance pay to eligible employees. Accruals for these end-of-service indemnities totaled $38.7 million and $33.7 million as of December 31, 2024, and 2023, respectively. The severance pay plan provides for a lump sum payment to employees on separation (retirement, resignation, death while in employment or on termination of employment) of an amount based upon the employees last drawn salary and length of service, subject to the completion of minimum service period (1-2 years) and taking into account the provisions of local applicable law or as per applicable employee contracts. The Company records annual amounts relating to these long-term employee benefits based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, assumed rates of return, compensation increases and turnover rates. The Company reviews its assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is appropriate to do so. The effect of modifications to those assumptions is recorded in the Consolidated Statements of Operations. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions. The net periodic costs are recognized as employees render the services necessary to earn these benefits.

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

As of December 31, 2024, the Board of Directors consisted of five directors. This included two NESR directors existing prior to our acquisition of NPS and GES, Sherif Foda and Antonio J. Campo Mejia, and three additional directors, Yousef Al Nowais, Anthony (Tony) R. Chase, and Andrew Waite. See Item 6A, “Directors and Senior Management” for more information about our current Senior Management and Board of Directors.

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

Audit Committee

We have established an Audit Committee of the Board of Directors. During 2024, the members of our Audit Committee were Mr. Waite, Mr. Campo Mejia, Mr. Wood until his resignation from the Board of Directors, and Mr. Al Nowais after Mr. Wood’s departure. Mr. Waite served as the chairman of the Audit Committee throughout 2024. Under applicable SEC rules, subject to certain exceptions, we are required to have three members of the Audit Committee, all of whom must be independent. Our Board of Directors has determined that Mr. Waite, Mr. Campo Mejia and Mr. Al Nowais are each independent under applicable SEC rules.

Each member of the Audit Committee is financially literate, and our Board of Directors has determined that Mr. Waite qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We have adopted an Audit Committee charter, which details the principal functions of the Audit Committee, including:

●	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the Board of Directors whether the audited financial statements should be included in our annual reports;
●	reviewing and discussing with management and our independent auditor our quarterly financial statements prior to the filing of our quarterly reports, including the results of the independent auditor’s review of the quarterly financial statements;
●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;
●	discussing with management major risk assessment and risk management policies, including cybersecurity and information technology risks;
●	monitoring the independence of the independent auditor;
●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;
●	reviewing and approving all related-party transactions;
●	inquiring and discussing with management our compliance with applicable laws and regulations;
●	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;
●	appointing or replacing the independent auditor;
●	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work; and
●	establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies.

On March 11, 2023, the Board formed a subcommittee of its Audit Committee, consisting of independent directors Mr. Waite and Mr. Campo Mejia, to serve as an independent committee (the “Subcommittee”) to understand and address the causes of the matters described in our Annual Report on Form 20-F for the year ended December 31, 2022, relating to restatement of our previously issued audited financial statements as of and for the year-ended December 31, 2020.

Compensation Committee

The Board of Directors has formed a Compensation Committee of the Board of Directors. During 2024, the members of our Compensation Committee were Mr. Campo Mejia, Mr. Waite, Mr. Wood until his resignation from the Board of Directors, and Mr. Chase subsequent to Mr. Wood’s departure. Mr. Wood served as the chairman of the Compensation Committee until his resignation from the Board and was replaced by Mr. Campo Mejia. We have adopted a Compensation Committee charter, which details the principal functions of the Compensation Committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and recommending to the Board of Directors the remuneration of our Chief Executive Officer based on such evaluation;
●	reviewing and recommending to the Board of Directors the compensation of all other executive officers;
●	recommending the short- and long-term incentive compensation of all executive officers to the Board of Directors;
●	reviewing our executive compensation policies and plans;
●	implementing and administering our incentive compensation equity-based remuneration plans;
●	assisting management in complying with our proxy statement and Annual Report disclosure requirements;
●	recommending to the Board of Directors all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;
●	if required, producing a report on executive compensation to be included in our annual proxy statement;
●	Administering the Company’s Dodd-Frank Clawback Policy and any other clawback policies governing the Company; and
●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

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

Nominating and Governance Committee

Our Nominating and Governance Committee consists of Mr. Campo Mejia, Mr. Waite, Mr. Wood until his resignation from the Board of Directors, and Mr. Chase subsequent to Mr. Wood’s departure. Mr. Campo Mejia served as the chairman of the Nominating and Governance Committee until Mr. Wood’s resignation from the Board when Mr. Chase assumed the role of chairman of the Nominating and Governance Committee. The Nominating and Governance Committee is responsible for monitoring compliance with good corporate governance standards and overseeing the selection of persons to be nominated to serve on our Board of Directors. The Nominating and Governance Committee considers persons identified by its members, management, shareholders, investment bankers and others. The guidelines for selecting nominees, which are specified in our Nominating and Governance Committee charter, generally provide that persons to be nominated:

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

We have adopted a Nominating and Governance Committee charter which details the principal functions of the Nominating and Governance Committee including:

●	reviewing the Company’s Code of Conduct and other governance guidelines at least annually and making such recommendations to the Board of Directors with respect thereto as it may seem advisable;

●	reviewing qualifications of individuals suggested as potential candidates for director of the Company, including candidates suggested by shareholders, and considering for nomination any of such individuals who are deemed qualified in line with the Board of Directors Candidate Guidelines;

●	recommending to the Board of Directors candidates for election as directors of the Company to fill open seats on the Board of Directors between annual general meetings, including vacancies created by an increase in the number of directors;

●	providing comments and suggestions to the Board of Directors concerning committee structure of the Board of Directors, committee operations, committee member qualifications, and committee member appointment;

●	reviewing any allegation that an executive officer or director may have violated the Company’s Code of Conduct and reporting its findings to the Board of Directors;

●	Overseeing the Company’s ESG program and practices, including any ESG reporting; and

●	taking such other actions and doing such other things as may be referred to the Nominating and Governance Committee from time to time by the Board of Directors.

D. EMPLOYEES

As of December 31, 2024, 2023, and 2022, we employed 6,554, 6,231, and 5,968 employees and independent contractors, respectively, from over 60 different nationalities.

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

E. SHARE OWNERSHIP

The table below shows the number and percentage of our outstanding ordinary shares beneficially owned by each of our directors and executive officers and all of our directors and executive officers as a group as of December 31, 2024.

	Beneficial Interest in Ordinary Shares
Officer and/or Director	Number of shares	Percentage (a)
Sherif Foda (b)	2,965,325	3.1%
Stefan Angeli	399,999	0.4%
Antonio J. Campo Mejia	736,922	0.8%
Yousef Al Nowais(c)	5,358,396	5.6%
Andrew Waite	52,103	0.1%
Anthony (Tony) R. Chase	-	-
All officers and directors as a group	9,512,745	9.9%

* less than 1%

(a)	Based on issued and outstanding ordinary shares of 96,045,856 as of December 31, 2024.
(b)	Mr. Foda owns 2,965,325 ordinary shares, inclusive of shares held by NESR Holdings, Ltd., our Sponsor. Mr. Foda has exclusive voting and dispositive power over the ordinary shares held by NESR Holdings Ltd.
(c)	Includes 5,358,396 ordinary shares held by Al Nowais Investments LLC over which Mr. Al Nowais shares dispositive power.

F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth information as of December 31, 2024, for each shareholder whom we know to beneficially own more than five percent of our outstanding ordinary shares:

	Ordinary Shares Held
Shareholders	Number of shares (in thousands)	Percentage of Ordinary Shares Outstanding(a)
Olayan Financing Company	17,025	17.73%
FMR LLC(b)	9,136	9.51%
Encompass Capital Advisors LLC	8,444	8.79%
SCF-VIII, L.P.(c)	7,992	8.32%
Mubbadrah Investment LLC(d)	7,182	7.48%
Al-Nowais Investments LLC	5,358	5.58%

(a)	Based on issued and outstanding ordinary shares of 96,045,856 as of December 31, 2024.
(b)	Includes NESR ordinary shares owned by FMR LLC and Abigail P. Johnson.
(c)	SCF-VIII, L.P. (of which SCF GP LLC, an affiliate of SCF Partners, is the indirect beneficial owner) is the direct owner of 7,991,667 ordinary shares.
(d)	Includes NESR ordinary shares owned by Mubbadrah Investments LLC, Hilal Al Busaidy and Yasser Al Barami.

Our major shareholders have no different voting rights from the rest of our shareholders.

We are aware of the following significant changes in the percentage ownership held by the foregoing major shareholders over the past three years:

●	Encompass Capital Advisors LLC and FMR LLC became more than 5% shareholders of the Company.

There are no arrangements known to the Company, the operation of which may, at a subsequent date, result in a change in control of the Company.

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

B. SIGNIFICANT CHANGES

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Holders of our ordinary shares and warrants should obtain current market quotations for their securities. Our ordinary shares and warrants (as defined below) were uplisted from OTC Pink Market effective as of October 22, 2024, and, on the date of this Annual Report, are quoted on the Nasdaq Capital Market under the symbols “NESR” and “NESRW”, respectively.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

As at the date of the filing of this Annual Report, our ordinary shares and warrants are quoted on the Nasdaq Capital Market under the symbols “NESR” and “NESRW”, respectively.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The following description of our memorandum and articles of association, as amended and restated, does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of our memorandum and articles of association, which is incorporated herein by reference to Exhibit 99.2 within our Periodic Report on Form 6-K (File No. 001-38091) filed on May 21, 2024.

Corporate Profile

We are a company incorporated in the British Virgin Islands on January 23, 2017 as a BVI company limited by shares (company number 1935445), and our affairs are governed by our Memorandum and Articles of Association, as amended and restated (which document shall be herein referred to as our “Charter”), the Companies Act, and the common law of the British Virgin Islands. The registered office of the Company is at Luna Tower, Waterfront Drive, Road Town, Tortola, VG1110, British Virgin Islands, and the registered agent of the Company is Intertrust Corporate Services (BVI) Limited also located at the same address. The Company may change its registered office or registered agent by a Resolution of Directors or a Resolution of Members. The change shall take effect upon the Registrar registering a notice of change filed under section 92 of the Companies Act.

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

Description of Authorized Shares and Issued Shares

The following is a summary of our authorized shares and the rights of the holders of our ordinary shares that are material to an investment in our ordinary shares. These rights are set forth in our Charter or are provided by applicable BVI law, and these rights may differ from those typically provided to shareholders of U.S. companies under the corporation laws of the various states of the United States. This summary does not contain all information that may be important to readers.

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

As of December 31, 2024, an aggregate of 96,045,856 ordinary shares were issued and outstanding. After considering unvested RSUs outstanding as of December 31, 2024, 3,563,223 shares remain reserved for issuance under the Amended LTIP. Each of our outstanding ordinary shares entitles its holder to one vote at any general meeting of shareholders. There were no preferred shares issued as of the filing of this Annual Report.

To our knowledge, there were no shareholders’ arrangements or agreements the implementation or performance of which could, at a later date, result in a change in the control of the Company in favor of a third person.

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

General Meeting of Shareholders

A general meeting of the shareholders shall be held annually at such date and time as may be determined by the Board of Directors unless the Board of Directors resolve, at their discretion but acting reasonably and with due regard to the interests of the Company and its members, to delay or postpone the date of any general meeting. The most recent annual general meeting was held on June 14, 2024. Each of our ordinary shares entitle the holder of record thereof to attend our general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders, and to exercise voting rights, subject to the provisions of our Charter. Each share entitles the holder to one vote at a general meeting of shareholders. There is no other minimum shareholding required to be able to attend or vote at a general meeting of shareholders.

BVI law provides that our Board of Directors is obligated to convene a general meeting of shareholders if shareholders representing, in the aggregate, 30% of the issued shares so request in writing with an indication of the agenda. In such a case, the general meeting of shareholders must be held within a period not less than 10 days and not more than 60 days from the date the Company issued a written notice.

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

Appointment and Removal of Directors. Members of our Board of Directors may be elected by simple majority of the votes validly cast at any general meeting of shareholders. Under the Charter, all directors are nominated as a single class to be elected or re-elected for a term of one year following their election (which period may be extended at any time by resolution of the directors but not beyond the date of the next annual general meeting) or until the first general meeting following their election. Any director may be removed with or without cause by a simple majority vote at any general meeting of shareholders. If the office of a director becomes vacant, our Charter provides that the other directors, acting by a simple majority, may fill the vacancy on a provisional basis until subsequently standing for election at the next general meeting of shareholders.

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

Distributions

The Board of Directors may by resolution authorize a distribution at a time and of an amount, on reasonable grounds that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as and when they fall due. Dividends may be paid in money, shares, or other property. The Company may, by resolution of the Board of Directors, from time to time pay to the shareholders such interim dividends as appear to the Board of Directors to be justified by the profits of the Company, provided always that they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as and when they fall due. Notice in writing of any dividend that may have been declared shall be given to each shareholder and all dividends unclaimed for three years after such notice has been given to a shareholder may be forfeited by resolution of the Board of Directors for the benefit of the Company. No dividend shall bear interest as against the Company.

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

D. EXCHANGE CONTROLS

There are no exchange control restrictions on payment of dividends on the Company’s ordinary shares or on the conduct of the Company’s operations either in the United States, where the Company’s principal executive offices are located and its shares are traded, or the BVI, where the Company is incorporated. There are no BVI laws which impose foreign exchange controls on the Company or that effect the payment of dividends, interest, or other payments to non-resident holders of the Company’s securities. BVI laws and the Charter impose no limitations on the right of non-resident or foreign owners to hold the Company’s securities or vote the Company’s ordinary shares.

E. TAXATION

NESR is a holding company incorporated in the British Virgin Islands which imposes a zero percent statutory corporate income tax rate on income generated outside of the British Virgin Islands. The Subsidiaries operate in multiple tax jurisdictions throughout the MENA region where statutory tax rates generally vary from 0% to 43.7%.

UAE Corporate Income Tax

On June 1, 2023, the UAE Ministry of Finance Federal Decree-Law No. 47 of 2022 (“Decree-Law No. 47”) became effective for accounting periods beginning on or after this date (as applicable to NESR, January 1, 2024). Decree-Law No. 47 establishes a federal corporate tax regime in the UAE. The Company’s UAE operations that are in scope for UAE Corporate Income Tax purposes are subject to a 9% tax rate, whereas the Company’s free zone entities providing regional support services to the Company’s subsidiaries in the region and reinsurance activities are subject to a 0% tax rate.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends generally will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. There is currently no income tax treaty between the United States and the British Virgin Islands. Pursuant to IRS authority, shares are considered for the purpose of paragraph (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq. You are urged to consult your own tax adviser regarding the availability of the lower rate for dividends paid with respect to our shares, including the effects of any change in law after the date of this annual report.

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

Passive Foreign Investment Company

A non-U.S. corporation will be classified as a PFIC for any taxable year if (i) at least 75% of its gross income consists of passive income, (such as dividends, interest, rents, and royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person) and gains on the disposition of certain minority interests or (ii) at least 50% of the average value of its assets consist of assets that produce or are held for the production of, passive income. We currently believe that we were not a PFIC for the taxable year ended December 31, 2024, and we do not expect to be classified as a PFIC in the foreseeable future. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our shares and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a U.S. Holder would suffer adverse tax consequences. A U.S. Holder of shares in a PFIC that does not make certain elections would realize ordinary income rather than capital gains on the disposition of shares and may be subject to punitive interest charges with respect to certain dividends and gains on the sale or other disposition of the shares. Furthermore, dividends paid by a PFIC are not eligible to be treated as qualified dividend income (as discussed above). In addition, if a U.S. Holder holds shares in any year in which we are treated as a PFIC, such U.S. Holder will be subject to additional tax form filing and reporting requirements.

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

We have not experienced any material losses related to non-payment of receivables from individual or groups of customers due to loss of creditworthiness during the years ended December 31, 2024, 2023 and 2022. Management believes that we do not have additional credit risk beyond the amounts already provided for credit losses in our accounts receivable.

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

Accounts payable are normally settled within customary terms for the industry. We believe cash on hand, cash flows from operating activities and the available credit facilities will provide us with sufficient capital resources and liquidity to manage our working capital needs, meet contractual obligations, fund capital expenditures, and support the development of our short-term and long-term operating strategies. See “Risk Factors – We might require additional equity or debt financing to fund operations and/or future acquisitions,” above.

Market Risk

We are exposed to market risks primarily from changes in interest rates on our borrowings.

Since the end of 2021, interest rates have significantly increased as central banks have sought to reduce inflationary pressures. As of December 31, 2024, and December 31, 2021, borrowings under the Term Loan and RCF facilities incurred interest at the rate of 7.67% and 2.96%, respectively, for U.S. dollar denominated borrowings, and interest rates of 8.18% and 3.44%, respectively, for Saudi Arabian Riyal borrowings. Consequently, our interest expense, net, has increased.

We do not use derivatives for trading purposes, to generate income or to engage in speculative activity.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. DEBT SECURITIES

Not applicable.

B. WARRANTS AND RIGHTS

As of both December 31, 2024, and December 31, 2023, there were 35,540,380 warrants outstanding. Each Public Warrant entitles the registered holder to purchase one-half of one ordinary share at a price of $5.75 per half share at any time commencing on July 6, 2018 (30 days after the completion of the NPS/GES Business Combination). The warrants must be exercised for whole ordinary shares. The warrants were initially set to expire on June 6, 2023 (five years after the completion of the NPS/GES Business Combination) but were extended to June 6, 2025, and subsequently June 6, 2026, by votes of the Company’s Board of Directors during 2022 and January 2025, respectively.

The Company reserves the right to call the warrants at any time prior to its exercise with a notice of call in writing to the holders of record of the Warrant, giving at least 30 days’ notice of such call, at any time while the warrants are exercisable, if the last sale price of the Company’s ordinary shares has been at least $21.00 per share on each of 20 trading days within any 30 trading day period (the “30-day trading period”) ending on the third business day prior to the date on which notice of such call is given and if there is a current registration statement in effect with respect to the Company’s ordinary shares underlying the warrants commencing five business days prior to the 30-day trading period and continuing each day thereafter until the date of redemption. The call price of the warrants is to be $.01 per warrant. Any Public Warrant either not exercised or tendered back to the Company by the end of the date specified in the notice of call shall be canceled on the books of the Company and have no further value except for the $.01 call price.

C. OTHER SECURITIES

Not applicable.

D. AMERICAN DEPOSITORY SHARES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have not been any defaults, dividend arrearages, or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

The following section provides Management’s Annual Report on Internal Control Over Financial Reporting, evaluation of Disclosure Controls and Procedures, a discussion of previously disclosed material weaknesses which were remediated during 2024, and an update on the status of a material weakness that is not yet fully remediated.

DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that material information required to be disclosed in our reports that we submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required financial disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with a company have been detected. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in rules 13(a)-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended), were not effective as of the end of the period covered by this Annual Report due to a material weakness in our internal control over financial reporting described below as part of Management’s Annual Report on Internal Control over Financial Reporting and further discussed as part of Management’s Plan for Remediation of Control Environment Material Weakness within Changes in Internal Control over Financial Reporting.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of The Treadway Commission. Based on our evaluation under the Internal Control Integrated Framework (2013), our management concluded that our internal control over financial reporting was not effective as of December 31, 2024, due to a material weakness in our internal control over financial reporting described as follows:

Control Environment

As discussed in our Annual Reports on Form 20-F for the years ended December 31, 2023, and 2022, and relating to restatement of our previously issued audited financial statements as of and for the year-ended December 31, 2020, the Company did not design and maintain an effective control environment commensurate with our financial reporting requirements. Our Senior Management failed to set an appropriate tone at the top sufficient to ensure a culture of compliance with the Company’s accounting, finance and internal control policies, including through:

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

The material weakness described above could result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Other than as described below under “Remediation of Previously Disclosed Material Weaknesses” and “Management’s Plan for Remediation,” there have been no changes in our internal control over financial reporting during the most recently completed fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management’s Plan for Remediation of Control Environment Material Weakness

As of December 31, 2024, management believes it has designed all the processes and controls required to remediate the Company’s control environment material weakness. However, for the material weakness to be considered remediated, the relevant controls must be implemented and operating effectively for a sufficient period to allow for testing by management and the Company’s independent registered public accounting firm. As of year-end, management does not believe that an adequate population exists to test and conclude that its new and redesigned controls are fully implemented and operating effectively. Management expects additional instances of these controls to occur in the first and second quarters of 2025 and for the material weaknesses to be further evaluated at those interim reporting dates. As of the date of this filing, management, with oversight of the Audit Committee of the Board of Directors, has successfully implemented the following remedial steps:

●	Enrolled certain members of Senior Management and broader executive team in a multi-module training course on corporate governance for public companies, conducted a formal training on SOX for executive management, country leaders, segment directors and function leads, and implemented continuous professional development for all employees in all locations.
●	Announced a new independent director joining our Board of Directors in June 2024, with an offer to join outstanding to an additional independent director who we expect will stand for election at the next general meeting of shareholders.
●	Changed the Company’s reporting lines for financial reporting on an interim basis including that the Company’s Chief Financial Officer reporting directly to the non-executive members of the Board of Directors as to all financial reporting and accounting matters and will continue to do so at least until December 31, 2026.
●	Enhanced policies and procedures to improve our overall control environment and develop proper monitoring controls around timely evaluation and communication of internal control deficiencies to those parties responsible for taking corrective action, including Senior Management and the Board of Directors, as appropriate.
●	Appointed an internally promoted Director of Internal Audit in addition to engaging a third party to provide an Internal Audit function on an interim basis until such time as the Company develops a sufficient in-house Internal Audit team.
●	Evaluated the optimal structure for the financial reporting and accounting, technology, and other support functions, considering the decentralized nature of the Company’s operations and the regions in which it operates, and made changes to organizational chart and personnel as required.
●	Completed full redesign the risk control matrix utilized by the Company to implement Internal Control Integrated Framework (2013) and subsequently implemented all revisions during the third calendar quarter of 2024.
●	For controls performed at multiple locations, improved documentation, commonality of controls, and operating effectiveness by introducing standardized templates to capture key aspects of controls with a focus on the accuracy and completeness of reports and/or data used in the performance of controls and the addition of checklists to ensure consistency of procedures.
●	Since 2023, Annual Cash Incentive (Bonus) compensation includes metrics linked to internal controls compliance.
●	Added new employees and consultants to bolster financial reporting, technology, accounting, and other support functions.

Remediation of Previously Disclosed Material Weaknesses

As discussed in our Annual Reports on Form 20-F for the years ended December 31, 2023, and 2022, and relating to restatement of our previously issued audited financial statements as of and for the year-ended December 31, 2020, we identified material weaknesses including:

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

During the years ended December 31, 2024, and 2023, with the oversight of the Audit Committee of the Board of Directors, the Company executed its remediation plan to address these material weaknesses. These remedial steps included the following:

●	Engaged in training throughout the finance and accounting organization, including through a three-day Controllers Conference in May 2023, focused on U.S. GAAP and the specific issues that led to the Company’s restatement.
●	Implemented third-party software to perform, document, and evidence preparation and review of balance sheet account reconciliations.
●	Provided additional training to end users on performance, documentation, and review of balance sheet account reconciliations.
●	Extended closing timelines to allow for additional time to perform and review balance sheet account reconciliations.
●	Conducted formal compliance workshops with country management, service line management, the complete supply chain organization, and function heads that reemphasized the location of key Company policies and required certifications that each trainee understood where to find the Company’s policies and understood their content.
●	Made significant improvements to supply chain capabilities including additional resources at all levels and technology upgrades including Power BI data visualizations.
●	Implemented redesigned “procurement-to-pay” controls focused on the accuracy and completeness of accounts payable and accrued liabilities with focus on reviews of open purchase orders, accruals for services without purchase orders, and aged items marked received but not yet invoiced.
●	Purchased third-party software tool to manage and monitor user access provisioning and segregation of duties within the Company’s accounting system.
●	Implemented detective controls responsive to monitoring privileged access logs and unresolved segregation of duties conflicts.

Management has determined that due to the successful implementation of these remedial steps, coupled with testing of these redesigned control activities across our business, the Company has successfully remediated its previously reported material weaknesses related to balance sheet account reconciliations, accounts payable functions, and accounting system privileged access and segregation of duties.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Our independent registered public accounting firm, Grant Thornton Audit and Accounting Limited (Dubai Branch), as auditor of our consolidated financial statements included in this Annual Report on Form 20-F, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2024.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Services Provided by and Fees Paid to Grant Thornton Audit and Accounting Limited (Dubai Branch)

In the second quarter of 2023, the Audit Committee appointed Grant Thornton Audit and Accounting Limited (Dubai Branch) (“GT”) as the Company’s independent registered public accounting firm and our principal external auditors, effective immediately. On March 16, 2024, GT was reappointed to complete the audit for the fiscal year ended December 31, 2024.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by GT, for the periods indicated (in US$ thousands):

	Year ended
	December 31, 2024	December 31, 2023

Audit fees(a)	$2,900	$2,750
Audit-related fees(b)	455	50
Tax fees(c)	-	-
All other fees(d)	-	-
Total	$3,355	$2,800

(a)	Audit fees represent fees for services provided in connection with the audit of our consolidated financial statements, and audit services provided in connection with regulatory filings.

(b)	Audit-related fees consist of assurance and related services rendered by the principal accountant related to the performance of the audit or review of our consolidated financial statements, which have not been reported under audit fees above.

(c)	Tax fees represent fees for professional services rendered for tax compliance, tax advice and tax planning.

(d)	All other fees include fees for services provided other than the services reported above.

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

Under the policy, the Audit Committee pre-approves all audit services to be provided to the Company, whether provided by the principal auditors or other firms, and all other services (review, attest and non-audit) to be provided to the Company by the independent auditors; provided, however, that de minimis non-audit services may instead be approved in accordance with applicable rules and regulations. All services provided by the principal external auditors for the years ended December 31, 2024, December 31, 2023, and December 31, 2022, were approved by the Audit Committee pursuant to the pre-approval policy.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not Applicable.

ITEM 16J. INSIDER TRADING POLICIES

On November 18, 2018, the Board of Directors adopted its Policy on Insider Trading which sets forth guidelines that apply to all employees of the Company, all officers of the Company, all members of the Company’s Board of Directors and their immediate family members and certain other employees that the Company may designate from time to time (collectively, the “Covered Person(s)”). The Policy on Insider Trading is periodically updated to remain up-to-date with insider trading laws and was most recently updated effective January 1, 2025 (see Exhibit 11.1 for the Company’s current Policy on Insider Trading). The Company’s general policy forbids trading or causing trading while in possession of material non-public information. Key provisions include:

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

ITEM 16K. CYBERSECURITY

To assess, identify and manage the material risks of cybersecurity threats to our business, operations and control environments, we have made investments in our technology and have implemented policies, programs and controls, with a focus on cybersecurity incident prevention and mitigation. Our cybersecurity program is integrated into our risk management process. The program is aligned with industry standards and best practices. As part of our cybersecurity process, we engage external experts and consultants to assess our cybersecurity program and compliance with applicable practices and standards. The Company mitigates risks of cybersecurity incidents using a multifaceted approach which includes, but is not limited to: establishing information security policies, implementing information protection processes and technologies, assessing cybersecurity risk, implementing cybersecurity training, and monitoring our information technology systems. Our cyber security policy includes personnel affiliated with third parties. The Company is currently in material compliance with relevant information privacy and cybersecurity governmental standards with which it is required to comply. The Company has not experienced a material cybersecurity incident and does not believe risks from cybersecurity threats have materially affected or are likely to affect its business strategy, results of operations or financial condition. For more information on how material cybersecurity incidents may impact our business, see Item 3D. “Risk Factors- Other Risks Associated with Our Business -” Cybersecurity risks and threats could adversely affect our business” of this Annual Report on Form 20-F.

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

Consolidated Statements of Operations

Consolidated Statements of Comprehensive Income

Consolidated Balance Sheets

Consolidated Statements of Shareholders’ Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS

No.	Description of Exhibit

1.1	Memorandum and Articles of Association, as amended and restated (incorporated herein by reference to Exhibit 99.2 to the Company’s Periodic Report on Form 6-K (File No. 001-38091) filed on May 21, 2024).
2.1	Specimen Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1/A (File No. 333-217006) filed on April 25, 2017).
2.2	Specimen Warrant Certificate (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-1/A (File No. 333-217006) filed on April 25, 2017).
2.3	Warrant Agreement, dated May 11, 2017, by and between the Company and Continental Stock Transfer & Trust Company (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on May 17, 2017.
2.4	Consent Agreement, dated November 29, 2018, by and among Mubbadrah Investments LLC, Hilal Al Busaidy, Yasser Said Al Barami and the Company (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-3 (File No. 333-229801) filed on February 22, 2019).
2.5	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.5 to the Company’s Annual Report on Form 20-F (File No. 001-38091) filed on December 29,2023).
4.1	Relationship Agreement, dated June 5, 2018, by and between the Company, NESR Holdings Limited and Hana Investments Co. WLL (incorporated herein by reference to Exhibit 10.14 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
4.2	Registration Rights Agreement, dated June 5, 2018, by and between the Company and Hana Investments Co. WLL (incorporated herein by reference to Exhibit 10.15 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
4.3	Relationship Agreement, dated June 6, 2018, by and between the Company and AL Nowais Investments LLC. (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
4.4	Amended and Restated Registration Rights Agreement, dated June 6, 2018, by and among the Company, NESR Holdings Ltd., Al Nowais Investments LLC, and NESR SPV Limited (incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).

No.	Description of Exhibit
4.5	National Energy Services Reunited Corp. Amended and Restated 2018 Long Term Incentive Plan (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No. 333-280902) filed on July 19, 2024).
4.6	Voting Agreement, dated June 6, 2018, by and between the Company, NESR Holdings Ltd. and SV3 Holdings PTE LTD (incorporated herein by reference to Exhibit 10.19 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
4.7	Registration Rights Agreement dated June 6, 2018 by and between the Company and SV3 Holdings PTE LTD (incorporated herein by reference to Exhibit 10.20 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
8.1*	Subsidiaries of National Energy Services Reunited Corp.
11.1*	Insider Trading Policy.
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.
13.1**	Certificate of Chief Executive Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
13.2**	Certificate of Chief Financial Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
15.1*	Consent of Independent Registered Public Accounting Firm.
97*	Dodd-Frank Clawback Policy.
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

* Filed herewith.

** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NATIONAL ENERGY SERVICES REUNITED CORP.

By:	/s/ Sherif Foda
Name:	Sherif Foda
Title:	Chief Executive Officer
Date:	March 28, 2025

By:	/s/ Stefan Angeli
Name:	Stefan Angeli
Title:	Chief Financial Officer
Date:	March 28, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

National Energy Services Reunited Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of National Energy Services Reunited Corp. (a British Virgin Islands business company) and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated March 28, 2025, expressed an adverse opinion.

Basis for Opinion

We have audited the accompanying consolidated balance sheets of National Energy Services Reunited Corp. (a British Virgin Islands business company) and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated March 28, 2025, expressed an adverse opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

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

March 28, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

National Energy Services Reunited Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of National Energy Services Reunited Corp. (a British Virgin Islands business company) and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, because of the effect of a material weakness described in the following paragraphs on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment.

i.	The Company failed to set an appropriate tone at the top sufficient to ensure a culture of compliance with the Company’s accounting, finance and internal control policies, including through:

a)	Lack of an effective organizational structure to promote effective internal control.

b)	Lack of effective communication protocols to ensure timely escalation and resolving of accounting issues.

c)	Insufficient technical accounting resources with an appropriate level of accounting knowledge, experience and training commensurate within Company’s structure and financial reporting requirements to appropriately analyze, record and disclose accounting matters timely and accurately in accordance with U.S. GAAP.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended December 31, 2024. The material weakness identified above was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report dated March 28, 2025, which expressed an unqualified opinion on those consolidated financial statements.

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

/s/ Grant Thornton Audit and Accounting Limited (Dubai Branch)

Dubai, United Arab Emirates

March 28, 2025

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In US$ thousands, except share data)

	December 31, 2024	December 31, 2023

Assets
Current assets
Cash and cash equivalents	$107,956	$67,821
Accounts receivable, net (Note 5)	137,265	171,269
Unbilled revenue	111,734	95,997
Service inventories (Note 6)	96,772	98,434
Prepaid assets	10,146	9,238
Retention withholdings	31,072	48,419
Other receivables	38,476	39,778
Other current assets	7,095	10,759
Total current assets	540,516	541,715
Non-current assets
Property, plant and equipment, net (Note 7)	438,146	442,666
Intangible assets, net (Note 8)	65,696	84,304
Goodwill (Note 8)	645,095	645,095
Operating lease right-of-use assets (Note 9)	26,042	31,628
Other assets	58,183	52,332
Total assets	$1,773,678	$1,797,740

Liabilities and equity
Liabilities
Accounts payable and accrued expenses	305,308	351,240
Current installments of long-term debt (Note 10)	68,735	71,744
Short-term borrowings (Note 10)	59,720	48,889
Income taxes payable (Note 12)	7,728	8,421
Other taxes payable	27,482	14,674
Operating lease liabilities (Note 9)	5,449	7,406
Other current liabilities	29,090	31,073
Total current liabilities	503,512	533,447

Long-term debt (Note 10)	254,387	331,565
Deferred tax liabilities (Note 12)	5,632	-
Employee benefit liabilities (Note 11)	31,806	28,935
Non-current operating lease liabilities (Note 9)	20,843	25,145
Other liabilities	49,266	57,154
Total liabilities	865,446	976,246

Commitments and contingencies (Note 13)		-

Equity
Preferred shares, no par value; unlimited shares authorized; none issued and outstanding at December 31, 2024 and December 31, 2023, respectively (Note 15)	-	-
Common stock and additional paid in capital, no par value; unlimited shares authorized; 96,045,856 and 94,996,397 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively (Note 15)	894,293	883,865
Retained income (deficit)	13,870	(62,440)
Accumulated other comprehensive income	69	69
Total equity	908,232	821,494
Total liabilities and equity	$1,773,678	$1,797,740

The accompanying notes are an integral part of the consolidated financial statements.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except share data and per share amounts)

	Year ended
Description	December 31, 2024	December 31, 2023	December 31, 2022

Revenues	$1,301,704	$1,145,915	$909,517
Cost of services	(1,093,031)	(997,265)	(844,039)
Gross profit	208,673	148,650	65,478
Selling, general and administrative expenses (excluding Amortization)	(52,195)	(49,173)	(47,530)
Amortization	(18,774)	(18,774)	(18,865)
Operating income / (loss)	137,704	80,703	(917)
Interest expense, net	(39,881)	(45,826)	(34,126)
Other (expense) / income, net	(2,325)	(5,031)	5,242
Income / (loss) before income tax	95,498	29,846	(29,801)
Income tax expense	(19,188)	(17,266)	(6,619)
Net income / (loss)	$76,310	$12,580	$(36,420)

Weighted average shares outstanding (Note 16):
Basic	95,472,527	94,748,324	92,962,048
Diluted	95,735,924	94,748,324	92,962,048

Net earnings per share (Note 16):
Basic	$0.80	$0.13	$(0.39)
Diluted	$0.80	$0.13	$(0.39)

The accompanying notes are an integral part of the consolidated financial statements.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In US$ thousands)

	Year ended
Description	December 31, 2024	December 31, 2023	December 31, 2022

Net income / (loss)	$76,310	$12,580	$(36,420)
Other comprehensive income, net of tax
Foreign currency translation adjustments	-	-	-
Total Comprehensive Income, net of tax	$76,310	$12,580	$(36,420)

The accompanying notes are an integral part of the consolidated financial statements.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS SHAREHOLDERS’ EQUITY

(In US$ thousands, except share data)

		Common Stock
		and Additional	Accumulated Other	Retained
	Ordinary	Paid in	Comprehensive	Income /	Total
Description	Shares	Capital	Income	(Deficit)	Equity

Balance at December 31, 2023	94,996,397	$883,865	$69	$(62,440)	$821,494
Share-based compensation expense	-	6,032	-	-	6,032
Vesting of equity-classified restricted share units	533,145	(163)	-	-	(163)
Settlement of liability-classified share-based compensation	598,645	5,383	-	-	5,383
Other	(82,331)	(824)	-	-	(824)
Net income	-	-	-	76,310	76,310
Balance at December 31, 2024	96,045,856	$894,293	$69	$13,870	$908,232

		Common Stock and	Accumulated
		Additional	Other		Total
	Ordinary	Paid in	Comprehensive	Retained
Description	Shares	Capital	Income	(Deficit)	Equity

Balance at December 31, 2022	94,012,752	$877,299	$69	$(75,020)	$802,348
Share-based compensation expense	-	6,763	-	-	6,763
Vesting of equity-classified restricted share units	983,645	(197)	-	-	(197)
Other	-	-	-	-	-
Net income	-	-	-	12,580	12,580
Balance at December 31, 2023	94,996,397	883,865	69	(62,440)	821,494

		Common Stock and	Accumulated
		Additional	Other		Total
	Ordinary	Paid in	Comprehensive	Retained
Description	Shares	Capital	Income	(Deficit)	Equity

Balance at December 31, 2021	91,366,235	$856,792	$69	$(35,827)	$821,034
Share-based compensation expense	-	9,269	-	-	9,269
Vesting of equity-classified restricted share units	996,517	-	-	-	-
Current Expected Credit Loss Accounting Standard Adoption (Note 3)	-	-	-	(2,773)	(2,773)
Acquisition of W.D. Van Gonten Engineering (Note 8)	1,650,000	11,238	-	-	11,238
Other	-	-	-	-	-
Net (loss)	-	-	-	(36,420)	(36,420)
Balance at December 31, 2022	94,012,752	$877,299	$69	$(75,020)	$802,348

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US$ thousands)

	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022

Cash flows from operating activities:
Net income / (loss)	$76,310	$12,580	$(36,420)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation and amortization	142,784	142,230	115,845
Share-based compensation expense	6,032	6,763	9,269
Loss (Gain) on disposal of assets	467	487	(60)
Non-cash interest (income) expense	(1,171)	1,549	8,087
Deferred tax expense / (benefit)	(2,719)	(3,753)	(10,261)
Allowance for (reversal of) doubtful receivables	8,844	410	8,185
Charges on obsolete service inventories	2,294	137	100
Impairments and other charges	5,324	7,917	-
(Gain) on Buyer Stock Adjustment Amount (Note 8)	-	-	(4,236)
Other operating activities, net	327	933	837
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	25,159	(22,971)	(29,252)
(Increase) decrease in unbilled revenue	(15,737)	14,189	(1,704)
(Increase) decrease in retention withholdings	17,347	(14,151)	6,837
(Increase) decrease in inventories	(633)	11,951	(16,756)
(Increase) decrease in prepaid expenses	(909)	(8,901)	6,164
(Increase) decrease in other current assets	4,967	2,817	(13,711)
(Increase) decrease in other long-term assets and liabilities	(6,959)	16,259	6,075
Increase (decrease) in accounts payable and accrued expenses	(38,517)	(3,365)	33,651
Increase (decrease) in other current liabilities	6,119	11,878	9,926
Net cash provided by operating activities	229,329	176,959	92,576

Cash flows from investing activities:
Capital expenditures	(105,105)	(68,190)	(122,415)
IPM investments (Note 3)	-	(16,031)	(17,367)
Proceeds from disposal of assets	3,058	1,758	626
Other investing activities	(9,087)	(1,000)	(7,552)
Net cash used in investing activities	(111,134)	(83,463)	(146,708)

Cash flows from financing activities:
Proceeds from long-term debt	4,063	11,300	3,194
Repayments of long-term debt	(85,806)	(54,763)	(78,755)
Proceeds from short-term borrowings	83,434	94,506	139,482
Repayments of short-term borrowings	(72,614)	(137,402)	(119,165)
Payments on capital leases	(3,193)	(2,403)	(3,108)
Payments on seller-provided financing for capital expenditures	(3,781)	(15,569)	(14,443)
Other financing activities, net	(163)	(197)	-
Net cash provided by (used in) financing activities	(78,060)	(104,528)	(72,795)

Effect of exchange rate changes on cash	-	-	8
Net increase (decrease) in cash	40,135	(11,032)	(126,919)
Cash and cash equivalents, beginning of period	67,821	78,853	205,772
Cash and cash equivalents, end of period	$107,956	$67,821	$78,853

Supplemental disclosure of cash flow information (also refer Note 3):
Interest paid	38,306	33,914	19,236
Income taxes paid	12,943	15,221	10,989

The accompanying notes are an integral part of the consolidated financial statements.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

National Energy Services Reunited Corp. (“NESR,” the “Company,” “we,” “our,” “us” or similar terms), a British Virgin Islands business company headquartered in Houston, Texas, is one of the largest oilfield services providers in the Middle East North Africa (“MENA”) region.

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

NESR’s revenues are primarily derived by providing production services (“Production Services”) such as hydraulic fracturing, coiled tubing, stimulation and pumping, cementing, nitrogen services, filtration services, pipelines and industrial services, production assurance, artificial lift services, completions and integrated production management. NESR also provides drilling and evaluation services (“Drilling and Evaluation Services”) such as rigs and integrated services, fishing and downhole tools, thru-tubing intervention, tubular running services, directional drilling, drilling and completion fluids, pressure control, well testing services, wireline logging services, and slickline services. NESR has significant operations throughout the MENA region including Saudi Arabia, Oman, Kuwait, United Arab Emirates, Iraq, Algeria, Egypt and Libya.

2. BASIS OF PRESENTATION

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). All amounts are shown in U.S. dollars, except as noted.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s significant estimates include the determination of reserves and future production associated with Integrated Production Management (“IPM”) projects, allowance for credit losses, evaluation for impairment of property, plant and equipment, evaluation for impairment of goodwill and intangible assets, evaluation for impairment of cost and equity method investments (and as required, fair valuation thereof), estimated useful lives of property, plant, and equipment and intangible assets, provision for inventories obsolescence, unrecognized tax benefits, recoverability of deferred tax assets, contingencies, and actuarial assumptions in employee benefit plans.

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

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.

Supplemental cash flow information

Non-cash transactions were as follows during the year ended December 31, 2024:

●	Purchases of property, plant, and equipment in Accounts payable of $36.3 million are not included under “Capital expenditures” within the Consolidated Statement of Cash Flows.
●	Purchases of property, plant, and equipment using seller-provided installment financing of $1.3 million in Accounts payable are not included under “Payments on seller-provided financing for capital expenditures” within the Consolidated Statement of Cash Flows.

Non-cash transactions were as follows during the year ended December 31, 2023:

●	Purchases of property, plant, and equipment in Accounts payable of $17.6 million are not included under “Capital expenditures” within the Consolidated Statement of Cash Flows.
●	Purchases of property, plant, and equipment using seller-provided installment financing of $5.5 million in Accounts payable are not included under “Payments on seller-provided financing for capital expenditures” within the Consolidated Statement of Cash Flows.

Non-cash transactions were as follows during the year ended December 31, 2022:

●	Purchases of property, plant, and equipment in Accounts payable of $9.1 million are not included under “Capital expenditures” within the Consolidated Statement of Cash Flows.
●	Purchases of property, plant, and equipment using seller-provided installment financing of $11.6 million in Accounts payable are not included under “Payments on seller-provided financing for capital expenditures” within the Consolidated Statement of Cash Flows.
●	During the year-to-date period ended December 31, 2022, the Company issued NESR ordinary share consideration of 1,650,000 shares as consideration for the WDVGE Investment (Note 8). These transactions were non-cash and do not appear in the Consolidated Statement of Cash Flows for the year-to-date period ended December 31, 2022.

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

Production Management Assets

The Company’s IPM projects are focused on developing and managing production on behalf of the Company’s customers under long-term agreements. The Company invests its own services and products, and in some cases cash, into the field development activities and operations. Although in certain arrangements the Company is paid for a portion of the services or products it provides, generally the Company is not paid at the time of providing its services or upon delivery of its products. Instead, the Company is compensated based upon cash flow generated. Revenues from IPM arrangements, which is recognized as the related production is achieved, represented less than 1%, 1%, and 0% (zero) of the Company’s Revenues in 2024, 2023 and 2022, respectively.

The Company capitalizes its cash investments in a project as well as the direct costs associated with providing services or products for which the Company will be compensated when the related production is achieved. These capitalized investments are amortized to the Consolidated Statements of Operations as the related production is achieved based on the units of production method, whereby each unit produced is assigned a pro-rata portion of the unamortized costs based on estimated total production, resulting in a matching of revenue with the applicable costs. Amortization expense relating to these capitalized investments was $10.3 million, $13.7 million and $0.0 (zero) million in 2024, 2023 and 2022, respectively.

The unamortized portion of the Company’s investments in IPM projects was $6.5 million and $18.8 million at December 31, 2024 and 2023, respectively. These amounts are included within ‘Other assets’ in the Company’s Consolidated Balance Sheets.

At December 31, 2024 and 2023, and at interim reporting dates within those years, the Company assessed whether the unamortized costs associated with these investments exceed the present value of future cash flows from the projects, and recorded impairment charges of $1.6 million and $0.9 million during the years ended December 31, 2024 and 2023, respectively. The Company will continue to assess, in future reporting periods, whether the unamortized costs associated with these investments exceed the discounted present value of future cash flows, as a significant deviation in future production levels or future selling prices could result in a material charge in the Consolidated Statement of Operations for future reporting periods.

Goodwill

Goodwill is the excess cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination.

Goodwill is evaluated for impairment on an annual basis on October 1st, or more frequently if circumstances require. The Company performs a qualitative assessment to determine whether it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount. If the Company determines, as a result of its qualitative assessment, that it is not more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, no further testing is required. If the Company determines, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, a goodwill impairment assessment is performed using a two-step, fair-value based test. Under the first step, goodwill is reviewed for impairment by comparing the carrying value of the reporting unit’s net assets (including allocated goodwill) to the fair value of the reporting unit. The fair value of the reporting units is determined using a discounted cash flow approach. Determining the fair value of a reporting unit requires judgment and the use of significant estimates and assumptions. Such estimates and assumptions include revenue growth rates, discount rates, operating margins, weighted average costs of capital, market share and future market conditions, among others. If the reporting unit’s carrying value is greater than its fair value, a second step is performed whereby the implied fair value of goodwill is estimated by allocating the fair value of the reporting unit in a hypothetical purchase price allocation analysis. If the amount of goodwill resulting from this hypothetical purchase price allocation is less than the carrying value of the reporting unit’s goodwill, the recorded carrying value of goodwill is written down to the implied fair value. The Company performed quantitative assessments for both of its reporting units as of October 1, 2024, October 1, 2023, and October 1, 2022, and has not recorded any impairment charge for goodwill in the accompanying Consolidated Statements of Operations for any of the periods presented.

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

Investments in Equity Instruments

Investments in equity instruments (of entities in which the Company do not have either a controlling financial interest or significant influence, most often because the Company holds a voting interest of 0% to 20%) are recorded at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar equity securities of the same issuer. These changes are recorded in Other income / (expense), net in the Consolidated Statements of Operations.

Equity method investments are equity holdings in entities in which the Company do not have a controlling financial interest, but over which the Company has significant influence, most often because the Company holds a voting interest of 20% to 50%. The results of our equity method investments are presented in the Consolidated Statements of Operations within Other income(expense) net. Investments in, and advances to, equity method investments are presented on a one-line basis in the caption Other assets in our Consolidated Balance Sheets.

Leasing

The Company evaluates contracts and similar arrangements under ASU 2016-02, Leases, with amendments in 2018, 2019, and 2020 (collectively, “ASC 842”) to determine whether they contain a lease. ASC 842 requires balance sheet recognition of both finance and operating leases with lease terms longer than one year.

The Company determines if an arrangement contains a lease at inception. The Company has operating leases that primarily consist of land and buildings. The Company also has finance leases for its equipment. Right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The lease term is determined to be the non-cancelable period including any lessee renewal options considered to be reasonably certain of exercise. The Company has elected the practical expedient to utilize the risk-free rate over a similar period as the remaining lease term as the applicable discount rate. Lease expense for fixed lease payments on operating leases is recognized over the expected term on a straight-line basis, while interest expense for fixed lease payments on finance leases is recognized using the effective interest method.

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

Stock-based compensation arrangements

The Company provides stock-based compensation in the form of restricted stock awards to members of its Board of Directors and employees. Awards are issued pursuant to the terms of the Company’s Amended and Restated 2018 Long Term Incentive Plan (the “Amended LTIP”) and valued at their grant date fair value. Grants to members of the Company’s Board of Directors are time-based and vest ratably over a 1-year period. Grants to Company employees are time-based and with limited exceptions, vest ratably over a 3-year period.

Net income / (loss) per ordinary share

Basic income per ordinary share is computed by dividing basic net income/ (loss) by the weighted-average number of ordinary shares outstanding. Diluted income per ordinary share was computed by dividing diluted net income / (loss) by the weighted-average number of ordinary shares outstanding plus dilutive potential ordinary shares, if any. Dilutive potential ordinary shares include outstanding warrants, restricted stock awards, and/or other contracts to issue ordinary stock and are determined by applying the treasury stock method, reverse treasury stock method, if-converted method or contingently issuable share method, as applicable, if dilutive.

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

Fair value of financial instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, unbilled revenue, accounts payable, leases, contingent consideration assumed in the Action transaction, and loans and borrowings. The fair value of the Company’s financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying Consolidated Balance Sheet, primarily due to their short-term nature or market-index features, as applicable.

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

Segment information

An operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses and about which separate financial information is regularly evaluated by the Company’s chief operating decision maker (“CODM”) in deciding how to allocate resources. Similar operating segments can be aggregated into a single operating segment if the businesses are similar. Management has determined that the Company has two operating segments and two reportable segments (Note 19), which reflects the manner in which the CODM operates the Company. The Company’s CODM is its Chief Executive Officer.

Recently issued accounting standards not yet adopted

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires a tabular reconciliation using both percentages and amounts, broken out into specific categories with certain reconciling items at or above 5% of the statutory tax further broken out by nature and/or jurisdiction. This ASU also has disclosure requirements related to income taxes paid (net of refunds received), broken out between federal, state/local and foreign, and amounts paid to an individual jurisdiction when 5% or more of the total income taxes paid. The ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company does not intend to early adopt this standard. The Company is currently reviewing the impact of the adoption on the consolidated financial statements.

On November 4, 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation Of Income Statement Expenses, which requires disaggregated disclosure of income statement expenses for public business entities (“PBEs”). The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. ASU 2024-03 is effective for all PBEs for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently reviewing the impact of the adoption on the consolidated financial statements.

All new accounting pronouncements that have been issued but not yet effective are currently being evaluated and, at this time, are not expected to have a material impact on our financial position or results of operations.

4. REVENUE

Disaggregation of revenue

There is significant homogeneity amongst the Company’s revenue-generating activities. In all service lines, the Company provides a “suite of services” to fulfill a customer purchase/service order, encompassing personnel, use of Company equipment, and supplies required to perform the services. 99 percent of the Company’s revenue is from the MENA region with the majority sourced from governmental customers, predominantly in Oman and Saudi Arabia. Information regularly reviewed by the chief operating decision maker (“CODM”) for evaluating the financial performance of operating segments is focused on the timing of when the services are performed during a well’s lifecycle. Production Services are services performed during the production stage of a well’s lifecycle. Drilling and Evaluation Services are services performed during the pre-production stages of a well’s lifecycle.

Based on these considerations, the following table provides disaggregated revenue data by the phase in a well’s lifecycle during which revenue has been recorded (in US$ thousands):

	Year ended
Description	December 31, 2024	December 31, 2023	December 31, 2022

Revenue by Phase in Well’s Lifecycle:
Production Services	$878,076	$785,642	$567,249
Drilling and Evaluation Services	423,628	360,273	342,268
Total revenue by phase in well’s life cycle	$1,301,704	$1,145,915	$909,517

5. ACCOUNTS RECEIVABLE

The following table summarizes the accounts receivable of the Company as of the period end dates set forth below (in US$ thousands):

	December 31, 2024	December 31, 2023	December 31, 2022
Trade receivables	$152,471	$180,989	$161,373
Less: allowance for credit losses	(15,206)	(9,720)	(12,664)
Total	$137,265	$171,269	$148,709

Trade receivables relate to the sale of services, for which credit is extended based on the Company’s evaluation of the customer’s creditworthiness. The gross contractual amounts of trade receivables at December 31, 2024, December 31, 2023, and December 31, 2022, were $152.5 million, $181.0 million, and $161.4 million, respectively. The movement in the allowance for credit losses is as follows (in US$ thousands):

	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022

Allowance for credit losses at beginning of period	$(9,720)	$(12,664)	$(2,052)
CECL Accounting Standard Adoption (Note 3)	-	-	(2,773)
(Increase) decrease to allowance for the period	(8,844)	410	(8,185)
(Recovery) write-off of credit losses	3,358	2,534	346
Allowance for credit losses at end of period	$(15,206)	$(9,720)	$(12,664)

6. SERVICE INVENTORIES

The following table summarizes the service inventories for the period end dates as set forth below (in US$ thousands):

	December 31,	December 31,
	2024	2023

Spare parts	$63,842	$66,615
Chemicals	32,930	31,819
Total	$96,772	$98,434

7. PROPERTY, PLANT, & EQUIPMENT

Property, plant and equipment, net of accumulated depreciation, of the Company consists of the following as of the period end dates set forth below (in US$ thousands):

	Estimated Useful Lives (in years)	December 31, 2024	December 31, 2023
Buildings and leasehold improvements	5 to 25	$55,283	$57,002
Drilling rigs, plant and equipment	1 to 15	747,905	749,492
Office equipment (furniture and fixtures) and tools	3 to 10	16,658	16,763
Vehicles and cranes	5 to 10	9,713	14,446
Less: Accumulated depreciation		(443,367)	(420,812)
Land		11,664	11,664
Capital work in progress		40,290	14,111
Total		$438,146	$442,666

The Company recorded depreciation expense of $111.7 million, $109.7 million, and $97.0 million for the years ended December 31, 2024, December 31, 2023, and December 31, 2022, respectively, in the Consolidated Statement of Operations.

8. GOODWILL, INTANGIBLE, AND OTHER ASSETS

Goodwill

Changes in the carrying amount of goodwill of the Company between December 31, 2023, and December 31, 2024, are as follows (in US$ thousands):

	Production Services	Drilling and Evaluation Services	Goodwill
Balance as of December 31, 2023	$459,710	$185,385	$645,095
Not applicable	-	-	-
Balance as of December 31, 2024	$459,710	$185,385	$645,095

Intangible assets subject to amortization, net

The following is the weighted average amortization period for intangible assets of the Company subject to amortization (in years):

Amortization
Customer contracts & relationships	10.0
Trademarks and trade names	7.9
Total intangible assets	9.7

The details of our intangible assets subject to amortization are set forth below (in US$ thousands):

	December 31, 2024			December 31, 2023
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount

Customer contracts & relationships	$153,500	$(92,322)	$61,178	$153,500	$(76,899)	$76,601
Trademarks and trade names	25,940	(21,422)	4,518	25,940	(18,237)	7,703
Total intangible assets	$179,440	$(113,744)	$65,696	$179,440	$(95,136)	$84,304

The aggregate amortization expense remaining for each of the five years subsequent to December 31, 2024, is $18.6 million for 2025, $16.8 million for 2026, $15.4 million for 2027, $8.1 million for 2028, and $2.9 million for 2029.

Equity method investments

On July 1, 2022, NESR acquired a minority stake in WDVGE, a premier Reservoir Characterization and G&G laboratory and consulting business.

The following table presents our investments at the dates indicated (in US$ thousands):

	Segment	Ownership	December 31, 2024	December 31, 2023
WDVGE	Production Services	46.2%	$3,225	7,782

During the years ended December 31, 2024, 2023, and 2022, NESR recorded other than temporary impairments of $3.7 million, $7.0 million, and $0 (zero) million, respectively, in its investment in WDVGE. During the year ended December 31, 2023, the Company determined that its investment in WDVGE was not fully recoverable on account of slower than anticipated customer and revenue growth as compared to NESR’s original expectations. NESR’s investment in WDVGE was fair valued using a discounted cash flow approach within a scenario analysis.

The following table presents earnings (loss) from equity investments for the periods indicated (in US$ thousands):

	Segment	Year ended December 31, 2024	Year ended December 31, 2023	6 months ended December 31, 2022
W. D. Von Gonten Engineering LLC	Production Services	$28.7	$(454.1)	$42.7

Summarized combined financial information for our equity method investments is as follows for the periods indicated (amounts represent 100% of investee financial information in US$ thousands):

	December 31, 2024	December 31, 2023
Balance Sheet data:
Current assets	$5,242	4,397
Noncurrent assets	15,236	18,227
Total assets	$20,478	22,624

Current liabilities	$2,555	2,624
Other liabilities	10,976	13,115
Combined equity	6,947	6,885
Total liabilities and combined equity	$20,478	22,624

	Year ended	Year ended	Six months ended
	December 31, 2024	December 31, 2023	December 31, 2022

Statement of operations data:
Revenue	$20,016	$19,263	$10,035
Operating income	62	(1,041)	(350)
Net income	62	(983)	92

Other investments

To date, the Company has not made significant expenditures on research and development activities aside from making strategic investments and partnerships with companies to expand the NESR Environmental & Decarbonization Applications (“NEDA”) and Drilling & Evaluation portfolios. These investments are individually insignificant but total $24.3 million and $15.2 million as of December 31, 2024, and December 31, 2023, respectively. The Company accounts for these under ASC 321, Investments - Equity Securities, and they are recorded at cost, less impairments (if any), as none of the investments have readily determinable fair values. The Company monitors recent transactions in these investments as well as other information that may indicate that impairments have occurred. For the years ended December 31, 2024, December 31, 2023, or December 31, 2022, no impairments, or other downward revisions in the value of these investments, have been recorded. Subsequent to December 31, 2024, the Company contributed an additional $2.0 million to one of its investments, increasing the value of its overall portfolio to $26.3 million.

9. LEASING

Our leasing activities primarily consist of operating leases for administrative offices, manufacturing facilities, research centers, service centers, sales offices and certain equipment.

The following table presents components of lease expense (in US$ thousands):

	Year ended	Year ended	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
Components of lease expense:
Finance lease cost:
Amortization of right-of-use assets	$3,878	$3,290	$3,595
Interest on lease liabilities	450	166	390
Operating lease cost	7,515	8,715	7,142
Short-term lease (1)	174,542	146,206	136,818
Sublease income	-	(24)	(54)
Total lease expense	$186,385	$158,353	$147,891

(1)	Leases with a term of one year or less, including leases with a term of one month or less.

Amounts recognized in the Consolidated Balance Sheet (in US$ thousands):

	As of December 31, 2024	As of December 31, 2023
Components of balance sheet:
Operating leases:
Operating lease right-of-use assets (non-current)	$26,042	31,628
Current portion of operating lease liabilities	5,449	7,406
Operating lease liabilities (non-current)	20,843	25,145
Finance leases:
Property, plant and equipment, net (non-current)	$9,244	11,943
Other current liabilities	5,336	3,403
Other liabilities (not current)	-	4,128

	Year ended	Year ended	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
Other supplemental information (in US$ thousands except percentages):
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used by operating leases	$6,926	$8,317	$6,662
Operating cash flows used by finance leases	450	166	390
Financing cash flows used by finance leases	3,193	2,403	3,108
Noncash investing and financing activities:
Right-of-use assets obtained in exchange for lease obligations on adoption of ASC 842:
Operating leases			33,651
Finance leases			10,771
Modifications of right-of-use assets obtained in exchange for lease obligations during the year ended:
Operating leases	(157)	2,360	-
Finance leases	-	-	-
Right-of-use assets obtained in exchange for lease obligations during the year ended:
Operating leases	1,679	5,855	1,945
Finance leases	1,126	7,679	-
Derecognition of prepaid rent upon adoption of ASC 842:			93
Derecognition of prepaid rent upon adoption of ASC 842 during the year ended:	-	-	683
Derecognition of tenant improvements upon adoption of ASC 842:			362
Weighted-average remaining lease term:
Operating leases	14.70 years	12.84 years	14.29 years
Finance leases	0.92 years	2.68 years	1.35 years
Weighted-average discount rate for operating leases
Operating leases	7.90%	7.60%	7.39%
Finance leases	7.12%	7.07%	5.88%

Maturities of our lease liabilities are as follows (in US$ thousands):

	As of		As of
	December 31, 2024		December 31, 2023
	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Year:
2024	$-	$-	$8,306	$3,833
2025	6,148	5,567	7,394	3,600
2026	3,503	-	3,847	720
2027	3,110	-	2,864	-
2028	3,035	-	2,285	-
2029	2,449	-	-	-
Thereafter	31,300	-	32,670	-
Total lease payments	49,545	5,567	57,366	8,153
Less: imputed interest	(23,253)	(231)	(24,815)	(622)
Total	$26,292	$5,336	$32,551	$7,531

10. DEBT

Long-term debt

The Company’s long-term debt obligations consist of the following (in US$ thousands):

	December 31, 2024	December 31, 2023

Secured Term Loan	$322,500	$387,000
Secured Revolving Credit Facility	-	10,000
Borrowings from Long-Term 24 Month Working Capital Facilities	4,235	11,479
Less: unamortized debt issuance costs	(3,613)	(5,170)
Total loans and borrowings	323,122	403,309
Less: current installments	(68,735)	(71,744)
Long-term debt, net of unamortized debt issuance costs and excluding current installments	$254,387	$331,565

2021 Secured Facilities Agreement

On November 4, 2021, the Company entered into a $860 million Secured Facilities Agreement (the “2021 Secured Facilities Agreement”). At inception, the $860 million 2021 Secured Facilities Agreement consisted of a $430 million term loan due by November 4, 2027 (the “Term Loan” or “Secured Term Loan”), a $80.0 million revolving credit facility due by November 4, 2025 (“RCF” or “Secured Revolving Credit Facility”), and a $350 million working capital facility that renews annually by mutual agreement of the Lenders and the Company. Deferred debt issuance costs totaling $3.7 million and $5.3 million as of December 31, 2024, and December 31, 2023, respectively, have been assigned ratably to the term, revolving and working capital facilities and will be amortized to interest expense over periods of 6, 4, and 1 year(s), respectively. The amounts are shown as contra liabilities in the accompanying Consolidated Balance Sheets.

Borrowings under the Term Loan and RCF facilities incur interest based on the secured overnight financing rate (“SOFR”) for U.S. dollar denominated borrowings or the Saudi Arabian Interbank Offered Rate (“SAIBOR”) for Saudi Arabia Riyal borrowings plus 2.6% to 3.0% per annum, varying based on the Company’s Net Debt / EBITDA ratio as defined in the 2021 Secured Facilities Agreement. As of December 31, 2024, and December 31, 2023, this resulted in interest rates of 7.67% and 8.23%, respectively, for U.S. dollar denominated borrowings, and interest rates of 8.18% and 8.58%, respectively, for Saudi Arabian Riyal borrowings.

The RCF was obtained for general corporate and working capital purposes including capital expenditure related requirements and acquisitions (including transaction related expenses). The RCF requires the payment of a commitment fee each quarter. The commitment fee is computed at the rate of 25% of the margin on the facility lender’s available commitment for the relevant quarter. Under the terms of the RCF, the final settlement is due by November 4, 2025. The Company is permitted to make any prepayment under this RCF in multiples of $5.0 million during this 4-year period up to November 4, 2025. Any unutilized balances from the RCF can be drawn down again during the 4-year tenure at the same terms. The Term Loan permits prepayment but once repaid, amounts may not be redrawn. As of December 31, 2024, and December 31, 2023, the Company had drawn $322.5 million and $387.0 million, respectively, of the Term Loan, and $0.0 (zero) million and $10.0 million, respectively, of the RCF. Additionally, as of December 31, 2024, and December 31, 2023, the Company had $80.0 million and $70.0 million, respectively, available to be drawn under the RCF.

The 2021 Secured Facilities Agreement also includes a working capital facility of $305 million and $325 million as of December 31, 2024, and December 31, 2023, respectively, for issuance of letters of guarantee, letters of credit and refinancing letters of credit into debt over a period of no more than two years, which carries an interest rate equal to SOFR for U.S. dollar denominated borrowings, or SAIBOR for Saudi Arabia Riyal borrowings, for the applicable interest period, plus a margin of 1.25% to 1.5% per annum. As of December 31, 2024, and December 31, 2023, this resulted in interest rates of 7.67% and 8.23%, respectively, for U.S. dollar denominated borrowings, and interest rates of 8.18% and 8.58%, respectively, for Saudi Arabian Riyal borrowings. The working facility requires the payment of a commitment fee each quarter. The commitment fee is computed at the rate of 0.3125% (25% of the margin) on the facility lender’s available commitment for the relevant quarter. As of December 31, 2024, and December 31, 2023, the Company had utilized $226.6 million and $178.6 million, respectively, under this working capital facility and the balance of $78.4 million and $146.4 million, respectively, was available to the Company.

The 2021 Secured Facilities Agreement includes covenants that specify maximum leverage (Net Debt / EBITDA) up to 3.50, minimum debt service coverage ratio (Cash Flow / Debt Service) of at least 1.25, and interest coverage (EBITDA / Interest) of at least 4.00. As of December 31, 2024, the Company was in compliance with all financial and non-financial covenants under the 2021 Secured Facilities Agreement.

Other Working Capital Facilities

The Company has also retained other legacy bilateral working capital facilities totaling $13.3 million and $13.4 million at December 31, 2024 and December 31, 2023, respectively. As of December 31, 2024, and December 31, 2023, the Company had utilized $5.0 million and $6.7 million, respectively, under this working capital facility and the balance of $8.6 million and $6.7 million, respectively, was available to the Company.

Utilization of the working capital facilities under both the legacy bilateral working capital facilities and 2021 Secured Facilities Agreement comprises letters of credit issued to vendors, guarantees issued to customers, vendors, and others, and short-term borrowings used to settle letters of credit. Once a letter of credit is presented for payment by the vendor, the Company at its election can settle the letter of credit from available cash or leverage short-term borrowings available under both the legacy HSBC arrangement and 2021 Secured Facilities Agreement that will be repaid quarterly over a period of up to two years. Until a letter of credit is presented for payment by the vendor, it is disclosed as an off-balance sheet obligation. For additional discussion of outstanding letters of credit and guarantees, see Note 13, Commitments and Contingencies.

Short-term debt

The Company’s short-term debt obligations consist of the following (in US$ thousands):

	December 31,	December 31,
	2024	2023

Other short-term borrowings from working capital facilities	$59,832	$49,001
Less: unamortized debt issuance costs	(112)	(112)
Short-term debt, excluding current installments of long-term debt	$59,720	$48,889

Short-term borrowings primarily consist of financing for capital equipment and inventory purchases.

Other debt information

Scheduled principal payments of long-term debt for periods subsequent to December 31, 2024, are as follows (in US$ thousands):

2025	$68,735
2026	64,500
2027	193,500
2028	-
2029	-
Total	$326,735

11. EMPLOYEE BENEFITS

Defined benefit plans

The following tables set out the funded status of the end-of-service indemnities employees receive under one of the five benefit structures the Company and its subsidiaries offer to its employees and the amounts recognized in the Company’s financial statements as of December 31, 2024, and 2023 (in thousands):

	December 31, 2024	December 31, 2023
Change in benefit obligations
Benefit obligations at the beginning of the year	$33,661	$28,314
Actuarial (gain) / loss	287	1,344
Service cost	5,274	4,979
Interest cost	1,784	1,522
Benefits paid	(2,283)	(2,498)
Benefit obligations at the end of the year	38,723	33,661
Current benefit obligation (within Other current liabilities)	6,917	4,726
Non-current benefit obligation	31,806	28,935
Benefit obligation at the end of the year	38,723	33,661
Change in plan assets
Fair value of plan assets at the beginning of the year	-	-
Employer contributions	2,283	2,498
Benefits paid	(2,283)	(2,498)
Plan assets at the end of the year	-	-
Unfunded status	$38,723	$33,661

Net cost for the years ended December 31, 2024, 2023, and 2022, comprises the following components (in thousands):

	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
Service cost	$5,274	$4,979	$4,876
Interest cost	1,784	1,522	675
Actuarial (gain)/loss	287	1,344	(1,128)
Other	-	-	-
Net cost	$7,345	$7,845	$4,423

The weighted-average assumptions used to determine benefit obligations as of December 31, 2024 and 2023 are set out below:

	December 31, 2024	December 31, 2023
Discount rate	5.50%	5.00%
Rate of increase in compensation levels:	4.5-5%	4.5-5%

The discount rate has been set with regard to the market yields on high quality corporate bonds as of December 31, 2024, for the measurements as of December 31, 2024 (and as of December 31, 2023 for the measurements as of December 31, 2023) of duration broadly consistent with the duration of the benefit obligations. The primary yield curve for the purpose of this comparison has been the ‘FTSE Above Median Double-A Curve’.

The weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31, 2024, and 2023 are set out below:

	December 31, 2024	December 31, 2023
Discount rate	5.00%	5%
Rate of increase in compensation levels:	4.5-5%	4.5-5%

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards.

The following illustrates the sensitivity to changes in discount rate, holding all other assumptions constant, for in the Company’s benefit obligations (in thousands):

Change in assumption:	Benefit obligation at the end of the year
100 basis point decrease in discount rate	$2,225
100 basis point increase in discount rate	$(1,987)

The Company has no regulatory requirement to fund these benefits in advance and intends to pay benefits directly as they fall due. As of December 31, 2024, the Company has no plan assets to invest.

Accumulated benefit obligation was $22.7 million and $19.2 million as of December 31, 2024 and 2023, respectively.

The following reflect expected future benefit payments (in thousands):

Year ended
December 31, 2024
2025	$7,874
2026	$6,441
2027	$6,403
2028	$6,167
2029	$6,226
2030 through 2034	$28,209

The expected benefits are based materially on the same assumptions used to measure the Company’s benefit obligations as of December 31, 2023.

12. INCOME TAXES

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

	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022

Domestic	$(24,638)	$(7,865)	$(8,726)
Foreign	120,136	37,711	(21,075)
Income / (loss) before income tax	$95,498	$29,846	$(29,801)

Income tax expense / (benefit)

The components of the income tax expense / (benefit), all of which is foreign, are as follows (in US$ thousands):

	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022

Current tax expense	$21,907	$21,019	$16,880
Deferred tax (benefit)	(2,719)	(3,753)	(10,261)
Income tax expense	$19,188	$17,266	$6,619

Deferred taxes have been recognized for temporary differences and carryforwards that will have effects on income taxes payable or receivables in future years. The components of net deferred tax liabilities and assets are as follows (in US$ thousands):

	As of
	December 31, 2024	December 31, 2023

Deferred Tax Assets
Property, plant and equipment and other	$6,843	$7,030
Net operating loss carryforward	22,297	26,332
Total deferred tax assets	29,140	33,362
Less: valuation allowance	(9,733)	(10,311)
Deferred tax assets, net of valuation allowance	$19,407	$23,051

Deferred Tax Liabilities
Property, plant and equipment and other	$(3,805)	$(5,558)
Intangible assets	(9,251)	(12,292)
Total deferred tax liabilities	(13,056)	(17,850)
Net deferred tax asset	$6,351	$5,201

The Company has $314.2 million of tax effective operating loss carryforwards made of $183.9 million reported in Saudi Arabia, which can be indefinitely carried forward, and $130.3 million reported in other countries that generally expire between 2025 and 2029.

Deferred tax assets are reduced by valuation allowances. As of December 31, 2024, and 2023, valuation allowances of $9.7 million and $10.3 million relate to deferred tax assets for net operating loss carryforwards. Changes in the Company’s estimates and assumptions used to determine the valuation allowance, including any changes in applicable tax laws or tax rates, may impact the Company’s ability to recognize the underlying deferred tax assets and could require future adjustments to the valuation allowances. For the year ended December 31, 2024, the net change in the valuation allowance was $0.6 million however the activity during the period included an additional allowance of $2.9 million and utilization of $3.5 million from the beginning-of-the-year valuation allowance due to statute of limitation on carry forwards and a change in assumption on recoverability of the deferred tax assets by the Company, respectively. Further, deferred tax assets as of December 31, 2024, and 2023 in the table above, for operating loss balances carried forward on the Company’s income tax returns, have been presented net of an unrecognized tax benefit for likely disallowances of $28.9 million and $26.7 million, respectively.

Deferred tax liabilities on Property, plant and equipment and other of $3.8 million and $5.6 million at December 31, 2024, and 2023, respectively.

The Company generally does not recognize deferred tax liabilities related to undistributed earnings of foreign subsidiaries because such earnings either would not be taxable when remitted or they are indefinitely reinvested. This position may change if the Company decides to distribute the earnings from its subsidiaries, which are subject to withholding taxes, or if there are any unfavorable changes in the tax laws in this regard. Accordingly, a determination of the amount of unrecognized deferred tax liability on such undistributed earnings is not practicable. The Company has decided to distribute the earnings from one of its subsidiaries, which are subject to withholding tax. Accordingly, current tax expense of $0.6m was recorded at December 31, 2024.

Income Tax Rate Reconciliation

The difference between the reported amount of income tax expense and the amount that would result from applying the British Virgin Islands statutory rate is shown in the table below (in thousands). In the British Virgin Islands, the statutory rate is effectively 0% as income tax is not applied on extra territorial activity.

	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022

Income tax at statutory rate (BVI)	$-	$-	$-
Foreign tax rate differential	13,886	3,178	(1,498)
Tax effect of adjustments to prior years current tax expense	670	-	-
Tax effect of adjustments to prior years deferred taxes	(997)	-	-
Effect of changes in valuation allowances	(551)	2,861	(1,460)
Uncertain tax positions / Unrecognized tax benefits	3,722	9,703	9,577
Other	2,458	1,524	-
Income tax expense / (benefit)	$19,188	$17,266	$6,619

The foreign tax rate differential relates to differences between the income tax rates in effect in the foreign countries in which the Company operates, which can vary significantly, and the Company’s statutory tax rate of 0%. Income tax (benefit)/ expense for the years ended December 31, 2024, and 2023, include $2.9 million and $1.5 million, respectively, of penalties and interest associated with the Company’s unrecognized tax benefits.

Uncertain Tax Positions / Unrecognized Tax Benefits

The Company records estimated accrued interest and penalties related to an underpayment of income taxes in income tax expense. As of December 31, 2024, and 2023, the Company had $65.0 million and $68.5 million, respectively, of uncertain tax positions and unrecognized tax benefits, excluding estimated accrued interest and penalties of $7.6 million and $5.1 million, respectively, which are included in Other Long-Term Liabilities in the Consolidated Balance Sheet. There are no timing differences or other items that have indirect effects included in the uncertain tax positions and unrecognized tax benefits and as such all $72.6 million of the net uncertain tax positions and unrecognized tax benefits as of December 31, 2024, would affect the effective tax rate if recognized.

A summary of activity related to the net unrecognized tax benefits is as follows:

	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022

Balance at beginning of period	$68,512	$61,115	$51,002
Additions from tax positions related to the current period	5,913	7,957	16,953
Additions from tax positions related to prior periods	4,232	629	-
Reductions from tax positions related to earlier periods	(12,989)	(863)	(5,485)
Settlement of tax positions	(650)	(326)	(1,355)
Balance at end of period	$65,018	$68,512	$61,115

The Company does not anticipate the amount of the unrecognized tax benefits will change significantly over the next twelve months.

Unrecognized tax benefits may change from quarter-to-quarter based on various factors, including, but not limited to, favorable or unfavorable resolution of tax audits or disputes, expiration of relevant statutes of limitations, changes in tax laws or changes to the interpretation of existing tax laws due to new legislative guidance or court rulings, or new tax positions taken on recently filed tax returns. Although the Company has recorded unrecognized tax benefits for all tax positions which, in management’s judgment, are not more likely than not to be sustained if challenged by the relevant tax authorities in the future, the Company cannot provide assurance as to the final tax liability related to its tax positions as it is not possible to predict with certainty the ultimate outcome of any related tax disputes. Thus, it is reasonably possible that the ultimate tax liabilities related to such tax positions could substantially exceed recorded uncertain tax positions and unrecognized tax benefits related to such tax positions, resulting in a material adverse effect on the Company’s earnings and cash flows from operations.

The Company’s tax returns for year 2019 and subsequent years for all major jurisdictions remain subject to examination by tax authorities. The Company is currently subject to or expects to be subject to income tax examinations in various jurisdictions where the Company operates or has previously operated. If any tax authority successfully challenges the Company’s tax positions, including, but not limited to, tax positions related to the tax consequences of various intercompany transactions, the taxable presence of the Company’s subsidiaries in a given jurisdiction, the basis of taxation in a given jurisdiction (such as deemed profits versus net-filing basis), or the applicability of relevant double tax treaty benefits to certain transactions; or should the Company otherwise lose a material tax dispute in any jurisdiction, the Company’s income tax liability could increase substantially and the Company’s earnings and cash flows from operations could be materially adversely affected to the extent such amounts are in excess of existing provisions.

Impact of the GloBE Rules on the Company

The Company operates in several jurisdictions that have enacted or announced the implementation of the Organisation for Economic Co-operation and Development’s Global Anti-Base Erosion (“GloBE”) rules. The Company has performed an assessment of the potential impact of the GloBE rules on its financial statements for the year ended December 31, 2024. The assessment suggests that none of the entities within the Company are subject to any top-up tax in 2024, as they either have no or negative profits, or have an effective tax rate above the minimum threshold or meet at least one of the Country by Country Reporting safe harbours.

The Company will continue to monitor the developments of the GloBE rules and will perform an assessment for 2025 and disclose the expected impact in its first quarter 2025 interim financial information.

13. COMMITMENTS AND CONTINGENCIES

Capital expenditure commitments

The Company was committed to incur capital expenditures of $33.6 million and $15.4 million at December 31, 2024, and December 31, 2023, respectively. Substantially all of the commitments outstanding as of December 31, 2024, are expected to be settled during 2025.

Other commitments

The Company purchases certain property, plant, and equipment using seller-provided installment financing with payment terms extending to 24 months. As of December 31, 2024, and December 31, 2023, the Company recorded $1.3 million and $1.5 million, respectively, in Accounts payable for amounts due using seller-provided installment financing.

The Company had outstanding letters of credit amounting to $2.3 million and $2.0 million as of December 31, 2024, and December 31, 2023, respectively.

In the normal course of business with customers, vendors and others, the Company has entered into off-balance sheet arrangements, such as surety bonds for performance, and other bank issued guarantees which totaled $165.4 million and $122.8 million as of December 31, 2024, and December 31, 2023, respectively. The Company has also entered into cash margin guarantees totaling $4.2 million and $3.6 million at December 31, 2024, and December 31, 2023, respectively. A liability is accrued when a loss is both probable and can be reasonably estimated. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on the Company’s consolidated financial statements.

As of December 31, 2024, and December 31, 2023, the Company had liabilities of $0.0 (zero) million and $2.0 million, respectively, on the Consolidated Balance Sheet included in the line item “Other liabilities,” reflecting various liabilities associated with the 2014 acquisition of NPS Bahrain by NPS Holdings Limited.

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

14. SHARE-BASED COMPENSATION

In 2024, the NESR shareholders approved the Amended LTIP. A total of 11,500,000 ordinary shares are reserved for issuance under the Amended LTIP. Grants to members of the Company’s Board of Directors are time-based and vest ratably over a 1-year period. Grants to Company employees are time-based and with limited exceptions, vest ratably over a 3-year period.

The purpose of the Amended LTIP is to enhance NESR’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions to NESR by providing these individuals with equity ownership opportunities. The Company intends to use time-based restricted stock unit awards to reward long-term performance of the executive officers. The Company believes that providing a meaningful portion of the total compensation package in the form of share-based awards will align the incentives of its executive officers with the interests of its shareholders and serve to motivate and retain the individual executive officers.

The following tables set forth the equity-classified LTIP activity for the periods indicated (in US$ thousands, except share and per share amounts):

	Year ended
	December 31, 2024		December 31, 2023		December 31, 2022
	Number of Restricted Shares	Weighted Average Value per Share	Number of Restricted Shares	Weighted Average Value per Share	Number of Restricted Shares	Weighted Average Value per Share
Unvested at Beginning of Period	842,881	$9.80	2,076,317	$10.10	2,248,699	$9.58
Granted	2,407,500	$8.75	5,000	$5.04	1,011,040	$8.76
Vested	(561,548)	$10.35	(1,049,243)	$8.80	(1,064,774)	$9.38
Forfeited	(58,427)	$8.56	(189,193)	$9.68	(118,648)	$9.25
Unvested at End of Period	2,630,406	$8.75	842,881	$9.80	2,076,317	$10.10

At December 31, 2024 and December 31, 2023, there were 43,234 and 34,484 restricted stock units, respectively, that were vested but not yet issued by the stock transfer agent. The issuance of these vested restricted stock units is subject to the participants setting up their participant accounts with the stock transfer agent. Additionally, during the years ended December 31, 2024, 2023, and 2022, the Company acquired 18,653 treasury shares for $0.2 million, 45,942 treasury shares for $0.2 million, and 0 (zero) treasury shares, respectively, in connection with employee tax withholding for vested shares.

At December 31, 2024 and 2023, the Company had unrecognized compensation expense of $18.6 million and $3.8 million, respectively, related to unvested LTIP to be recognized on a straight-line basis over a weighted average remaining period of 2.55 years and 1.02 years, respectively. Stock-based compensation has been recorded in the Consolidated Statements of Operations as follows (in US$ thousands):

	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022

Cost of Services	$2,983	$3,368	$4,466
Selling, general and administrative expenses (excluding Amortization)	3,049	3,395	4,803
Net cost	$6,032	$6,763	$9,269

15. EQUITY

Common Stock

The Company is authorized to issue an unlimited number of ordinary shares, no par value, and preferred shares, no par value. The Company’s ordinary shares are entitled to one vote for each share. As of December 31, 2024 and December 31, 2023, there were 96,045,856 and 94,996,397, respectively, ordinary shares outstanding.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares divided into five classes with designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. As of December 31, 2024, and December 31, 2023, there were no preferred shares issued or outstanding.

Warrants

As of both December 31, 2024, and December 31, 2023, there were 35,540,380 warrants outstanding. Each Public Warrant entitles the registered holder to purchase one-half of one ordinary share at a price of $5.75 per half share at any time commencing on July 6, 2018 (30 days after the completion of the NPS/GES Business Combination). The warrants must be exercised for whole ordinary shares. The warrants were initially set to expire on June 6, 2024 (five years after the completion of the NPS/GES Business Combination) but were extended to June 6, 2025, and subsequently June 6, 2026, by votes of the Company’s Board of Directors during 2022 and January 2025, respectively.

The Company reserves the right to call the warrants at any time prior to its exercise with a notice of call in writing to the holders of record of the Warrant, giving at least 30 days’ notice of such call, at any time while the warrants are exercisable, if the last sale price of the Company’s ordinary shares has been at least $21.00 per share on each of 20 trading days within any 30 trading day period (the “30-day trading period”) ending on the third business day prior to the date on which notice of such call is given and if, and only if, there is a current registration statement in effect with respect to the Company’s ordinary shares underlying the warrants commencing five business days prior to the 30-day trading period and continuing each day thereafter until the date of redemption. The call price of the warrants is to be $.01 per warrant. Any Public Warrant either not exercised or tendered back to the Company by the end of the date specified in the notice of call shall be canceled on the books of the Company and have no further value except for the $.01 call price.

16. EARNINGS PER SHARE

Under ASC 260, Earnings per Share, the Company applies the treasury stock method, reverse treasury stock method, if-converted method or contingently issuable share method, as applicable, to allocate earnings and determine the impact of potentially dilutive shares as none of its potentially dilutive securities participates in dividends.

Years ended December 31, 2024, December 31, 2023, and December 31, 2022

The following tables provides a reconciliation of the data used in the calculation of basic and diluted ordinary shares outstanding for the years ended December 31, 2024, December 31, 2023, and December 31, 2022 (in US$ thousands except shares and per share amounts):

Date	Transaction Detail	Change in Shares	Year ended December 31, 2024, Weighted Average Ordinary Shares Outstanding
January 1, 2024	Beginning Balance		94,996,397
January 9, 2024	Equity-classified Restricted Stock Issuance	333	325
March 17, 2024	Equity-classified Restricted Stock Issuance	12,751	10,068
March 18, 2024	Equity-classified Restricted Stock Issuance	242,455	190,784
March 19, 2024	Equity-classified Restricted Stock Issuance	235,741	184,857
April 1, 2024	Equity-classified Restricted Stock Issuance	1,774	1,343
April 23, 2024	Equity-classified Restricted Stock Issuance	1,333	918
May 2, 2024	Return of shares from W.D. Van Gonten Engineering	(82,331)	(54,662)
August 14, 2024	Equity-classified Restricted Stock Issuance	38,758	14,720
October 1, 2024	Settlement of liability-classified share-based compensation	118,647	29,500
October 3, 2024	Settlement of liability-classified share-based compensation	30,000	7,295
October 21, 2024	Settlement of liability-classified share-based compensation	449,998	90,982
December 31, 2024	Ending Balance		95,472,527

Date	Transaction Detail	Change in Shares	Year ended December 31, 2023, Weighted Average Ordinary Shares Outstanding
January 1, 2023	Beginning Balance		94,012,752
January 23, 2023	Equity-classified Restricted Stock Issuance	500	468
February 2, 2023	Equity-classified Restricted Stock Issuance	22,440	20,411
February 24, 2023	Equity-classified Restricted Stock Issuance	250	212
March 1, 2023	Equity-classified Restricted Stock Issuance	333	278
March 16, 2023	Equity-classified Restricted Stock Issuance	247,286	196,474
March 17, 2023	Equity-classified Restricted Stock Issuance	578,436	457,995
April 12, 2023	Equity-classified Restricted Stock Issuance	666	480
June 1, 2023	Equity-classified Restricted Stock Issuance	40,000	23,342
June 22, 2023	Equity-classified Restricted Stock Issuance	1,484	781
August 14, 2023	Equity-classified Restricted Stock Issuance	92,250	35,131
December 31, 2023	Ending Balance		94,748,324

Date	Transaction Detail	Change in Shares	Year ended December 31, 2022, Weighted Average Ordinary Shares Outstanding
December 31, 2021	Beginning Balance		91,366,235
February 23, 2022	Equity-classified Restricted Stock Issuance	32,868	28,005
March 16, 2022	Equity-classified Restricted Stock Issuance	279,493	222,063
March 17, 2022	Equity-classified Restricted Stock Issuance	74,000	58,592
March 18, 2022	Equity-classified Restricted Stock Issuance	242,727	191,522
March 19, 2022	Equity-classified Restricted Stock Issuance	316,775	249,081
July 1, 2022	WDVGE - NESR ordinary share consideration	1,650,000	827,260
August 14, 2022	Equity-classified Restricted Stock Issuance	50,654	19,290
December 31, 2022	Ending Balance		92,962,048

	December 31, 2024			December 31, 2023			December 31, 2022
	Net income to Ordinary Shareholders	Weighted-average ordinary shares outstanding	EPS	Net income to Ordinary Shareholders	Weighted-average ordinary shares outstanding	EPS	Net (loss) to Ordinary Shareholders	Weighted-average ordinary shares outstanding	EPS

Basic EPS - ordinary shares	$76,310	95,472,527	0.80	$12,580	94,748,324	$0.13	$(36,420)	92,962,048	$(0.39)
Restricted stock units		263,397			-			-
Antidilution sequencing - subtotal	76,310	95,735,924	0.80	12,580	94,748,324	0.13	(36,420)	92,962,048	(0.39)
35,540,380 warrants @ $5.75 per half share		-			-			-
Diluted EPS - ordinary shares	$76,310	95,735,924	0.80	$12,580	94,748,324	$0.13	$(36,420)	92,962,048	$(0.39)

For the year ended December 31, 2024, potentially dilutive warrants had no impact on the determination of dilutive earnings per share as these potential ordinary shares were antidilutive. For the years ended December 31, 2023 and 2022, both potentially dilutive restricted stock units and warrants had no impact on the determination of dilutive earnings per share as these potential ordinary shares were antidilutive.

17. FAIR VALUE ACCOUNTING

The Company measures and records the Buyer Stock Adjustment Amount derivative liability (note 8) at fair value in the accompanying financial statements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability, an exit price, in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value, includes:

●	Level 1 – Observable inputs for identical assets or liabilities such as quoted prices in active markets;
●	Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable; and
●	Level 3 – Unobservable inputs in which little or no market data exists, which are therefore developed by the Company using estimates and assumptions that reflect those that a market participant would use.

The following tables present the Company’s fair value hierarchy for its financial liabilities measured at fair value on a recurring basis:

As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Liabilities:
Liability for Buyer Stock Adjustment Amount derivative (Note 8)	$-	$-	$-	$-

As of December 31, 2023
	Level 1	Level 2	Level 3	Total
Liabilities:
Liability for Buyer Stock Adjustment Amount derivative (Note 8)	$-	$-	$-	$-

The Company’s Buyer Stock Adjustment Amount derivative is included as a Level 3 measurements in the tables above. Adjustment Amount derivative liability was calculated using the Monte Carlo simulation analysis.

The change in fair value of the Company’s Level 3 measurements is as follows:

	Year-to-date period ended
	December 31, 2024	December 31, 2023	December 31, 2022
Beginning Balance	$-	$-	$-
Initial accounting for Buyer Stock Adjustment Amount derivative liability (Note 8)	-	-	(4,236)
Change in Buyer Stock Adjustment Amount derivative liability (Note 8)	-	-	4,236
Ending Balance	$-	$-	$-

The Company’s other financial instruments consist of cash and cash equivalents, accounts receivable, unbilled revenue, accounts payable, leases, contingent consideration assumed in the Action transaction, and loans and borrowings. The fair value of the Company’s other financial instruments approximates the carrying amounts represented in the accompanying Consolidated Balance Sheets, primarily due to their short-term nature. The fair value of the Company’s long-term borrowings also approximates the carrying amounts as these loans are carrying interest at the market rate.

18. RELATED PARTY TRANSACTIONS

Nine Energy Service, Inc. (“Nine”)

The Company purchased $1.1 million, $1.5 million, and $0.8 million for the years ended December 31, 2024, 2023, and 2022, respectively, of products and rentals from Nine. One of the Company’s directors, Andrew Waite, served as a director of Nine until February 28, 2025. As of December 31, 2024, and December 31, 2023, the Company had total liabilities of $0.0 (zero) million and $0.4 million, respectively, on its Consolidated Balance Sheets related to these purchases.

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

Drilling and Evaluation Services generates its revenue from the following service offerings: rigs and integrated services, fishing and downhole tools, thru-tubing intervention, tubular running services, directional drilling, drilling and completion fluids, pressure control, well testing services, wireline logging services, and slickline services.

The Company’s operations and activities are located within certain geographies, primarily the MENA region.

Revenue from operations

	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
Reportable Segment:
Production Services	$878,076	$785,642	$567,249
Drilling and Evaluation Services	423,628	360,273	342,268
Total revenue from external customers	$1,301,704	$1,145,915	$909,517

Long-lived assets

	As of
	December 31, 2024	December 31, 2023
Reportable Segment:
Production Services	$220,453	$225,612
Drilling and Evaluation Services	162,295	170,224
Total Reportable Segments	382,748	395,836
Unallocated assets	55,398	46,830
Total long-lived assets	$438,146	$442,666

Unallocated assets mainly comprise of buildings and leasehold improvements in the countries which supports both the segments in the normal course of business.

Total segment operating income / (loss)

	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
Reportable Segment:
Production Services	$146,869	$111,060	$28,717
Drilling and Evaluation Services	63,102	36,461	33,473)
Total Reportable Segments	209,971	147,521	62,190
Unallocated expenses	(72,267)	(66,818)	(63,107)
Total Operating income / (loss)	137,704	80,703)	(917)
Interest expense, net	(39,881)	(45,826)	(34,126)
Other (expense) / income, net	(2,325)	(5,031)	5,242)
Income / (loss) before income tax	$95,498	$29,846	$(29,801)

Unallocated expenses for the years ended December 31, 2024, December 31, 2023, and December 31, 2022, mainly include corporate selling, general and administrative expenses (inclusive of amortization), offset in small part by a portion of these costs that are allocated to the reportable segments. As described elsewhere, corporate selling, general and administrative expenses are primarily comprised of payroll and compensation costs for headquarters’ employees, professional and legal expenses relating to audit firms, consulting firms and legal counsel, and depreciation charges on headquarters’ offices and leasehold improvements.

Significant segment expenses, which represents the difference between segment revenue and pretax segment income, consist of the following:

	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022

Production Services:
Compensation	$193,908	$173,539	$151,922
Cost of products, materials, and supplies	262,003	231,642	156,962
Transport and rental	115,025	99,432	92,156
Depreciation and amortization	80,547	88,777	67,061
Other	79,724	81,192	70,431
	$731,207	$674,582	$538,532

	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022

Drilling and Evaluation Services
Compensation	$137,362	$121,707	$112,266
Cost of products, materials, and supplies	70,740	64,144	57,889
Transport and rental	68,783	52,736	56,010
Depreciation and amortization	42,386	42,219	37,891
Other	41,255	43,006	44,739
	$360,526	$323,812	$308,795

Other segment expenses include mobilization, occupancy, professional, and other costs.

Revenue by geographic area

	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
Geographic Area:
Domestic (British Virgin Islands)	$-	$-	$-
MENA	1,282,923	1,132,321	893,635
Rest of World	18,781	13,594	15,882
Total revenue	$1,301,704	$1,145,915	$909,517

Long-lived assets by geographic area

	As of
	December 31, 2024		December 31, 2023
Geographic area:
Domestic (British Virgin Islands)	$		$-
MENA		428,353	431,002
Rest of World		9,793	11,664
Total long-lived assets		$438,146	$442,666

Significant customers

Revenues from four customers individually accounted for 54%, 9%, 7% and 4% of the Company’s consolidated revenues in the year ended December 31, 2024, 44%, 8%, 7% and 5% of the Company’s consolidated revenues in the year ended December 31, 2023, and 40%, 9%, 7% and 7% of the Company’s consolidated revenues in the year ended December 31, 2022.

